5/28

08003172

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alchemia Limited

*CURRENT ADDRESS 3 Hi-Tech Court, Brisbane Technology Park
Eight mile Plains
Queensland 4113

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

LE NO. 82- 34820 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MWZ
DAT: 6/10/08

BEST AVAILABLE COPY

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
31 March 2008

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**31st March 2008**

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from customers		-	400
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,220)	(3,839)
		(b) advertising and marketing	(45)	(192)
		(c) research and development (excluding R&D staff costs)	(1,054)	(2,334)
		(d) leased assets	-	-
		(e) other working capital	(1,026)	(2,507)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		348	955
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – grants received		428	1,060
	Net operating cash flows		**(2,569)**	**(6,457)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,569)**	**(6,457)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(57)	(190)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(57)	(190)
1.14	**Total operating and investing cash flows**	**(2,626)**	**(6,647)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	14,706
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	-	**14,706**
	Net increase in cash held	(2,626)	8,059
1.21	Cash at beginning of quarter/year to date	20,345	9,660
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**17,719**	**17,719**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	68
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (see below)	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	194	151
4.2	Deposits at call	1,229	1,438
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	16.296	18.756
	Total: cash at end of quarter (item 1.22)	**17,719**	**20,345**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Company Secretary

Date: 15 April 2008

Print name: David Green

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carlo Montagner
Date of last notice	13 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	01 April 2008
No. of securities held prior to change	15,000
Class	Ordinary shares
Number acquired	13,200
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,072 ($0.46 per share)
No. of securities held after change	28,200

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Alchemia

ASX / Media Release

27 March 2008

Alchemia's generic fondaparinux a potential beneficiary of heparin product recalls.

The company has received numerous enquiries from investors regarding the recent publicity concerning patient reactions to heparins and the recall of those products in local and overseas markets. Adverse events such as anaphylaxis (acute allergic reactions) and low blood pressure have been reported in hundreds of patients who have received unfractionated heparin in the US. The FDA has also reported over 20 deaths, several linked to the adverse heparin reaction.

The heparin market is comprised of three classes of products: unfractionated heparins (heparin), an animal derived compound; Low Molecular Weight Heparins (LMWH) e.g. Lovenox®, which are modified forms of unfractionated heparin and are, therefore, also animal derived; and the synthetic heparin (fondaparinux) Arixtra®, which is a completely synthetic compound. Whilst the contamination currently affects unfractionated heparin only, it should be noted LMWH's are also under investigation. Fondaparinux is the only drug in the heparin market which is not animal derived being completely synthetic, comprising a single purified chemical substance.

Alchemia's CEO, Dr Pete Smith stated that in numerous studies it has been found that Arixtra® (fondaparinux) offers superior safety and efficacy over both unfractionated heparin and LMWH's without the possibility of contamination. "We would expect that GSK's sales of Arixtra® will benefit from the adverse publicity surrounding its competitors and that this will increase the sales potential of our generic version." Dr Smith added, "Development of our product remains on track with the potential for approval before the end of 2008 and sales commencing early in 2009."

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851 Eight Mile Plains Q 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

The global heparin market is currently worth approximately $US4.6 billion of which $US400 million is unfractionated heparin, about $US4 billion is LMWH, with the only currently available synthetic heparin, Arixtra®, earning about $US200 million in 2007 an increase of 87% over 2006 sales.

Reference to announcements by the Australian Therapeutic Goods Administration and the US Food and Drug Administration on this matter can be viewed at:

TGA ref
http://www.tga.gov.au/alerts/medicines/heparin.htm

FDA ref
http://www.fda.gov/cder/drug/advisory/heparin.htm

Ends

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: +61 7 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: +61 7 33400200

About Alchemia Limited - www.alchemia.com.au
Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which is expected to generate near term revenues for the company in 2009 and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets is built on two platform technologies: HyACT® (targeted cancer delivery) and VAST™ (drug discovery). HA-irinotecan, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851 Eight Mile Plains Q 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carlo Montagner
Date of last notice	07 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 March 2008
No. of securities held prior to change	NIL
Class	Ordinary shares
Number acquired	15,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,625 ($0.375 per share)
No. of securities held after change	15,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Alchemia

RECEIVED
2008 MAY 28 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Release

13 March 2008

AMENDED APPENDIX 3B

Please find attached amended Appendix 3B. This replaces the Appendix 3B submitted on 3 March which inadvertently contained an error in the exercise price disclosed. The exercise price disclosed therein was 52 cents per share, however the correct value is 78 cents per share.

Yours faithfully

David Green
Company Secretary

Brisbane Head Office:
Alchemia Limited
(ACN 071 666 334: ABN: 43 071 666 334)
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Queensland 4113, Australia
PO Box 4851, Eight Mile Plains, Queensland 4113
Ph 61-7-3340 0200; Fax 61-7-3340 0222

Melbourne Office:
Alchemia Oncology Pty Limited
(ACN 058 390 953; ABN: 60 058 390 953)
Suite 406, Pacific Tower
737 Burwood Road
Hawthorn Victoria 3122, Australia
Ph 61-3-8862 6354; Fax 61-3-8862 6612

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	20,000 Options at exercise price of $0.78 with expiry date 03 March 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224	Options held by non-employee
		5,387,707*	Employee options
		*30,000 options lapsed expiring 21 July 2011 (employee left) 30,000 options lapsed expiring 26 July 2012 (employee left)	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 13 March 2008

Print name: David Green

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carlo Montagner
Date of appointment	07 March 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Alchemia

ASX / Media Release

7 March 2008

Alchemia Announces appointment of Non Executive Director

The Board of Alchemia Limited is pleased to announce the appointment of Mr Carlo Montagner to the position of Non-Executive Director.

Alchemia's Chairman, Mr Mel Bridges said "Mr Montagner brings to the board a wealth of experience and expertise in the international pharmaceutical industry, particularly in the oncology space".

"Mr. Montagner has held numerous executive positions with high profile pharmaceutical companies including President of Abraxis Oncology; Executive Vice President and Head of Global Oncology for Schering, A.G.; Head of Oncology and Cardiovascular for Sanofi-Aventis Japan and Global Senior Director of Marketing and Medical Affairs, managing the commercialization of Taxotere globally".

For the past eight years Mr Montagner has worked abroad assisting these companies to build specialty oncology practices, both in terms of the clinical and commercial aspects together with the creation of dedicated sales and marketing teams. Mr Bridges stated that "at this stage in Alchemia's development, access to this experience together with the extensive network of international oncology contacts he brings, is an enormous boon for the company."

"It is also worth noting that Mr Montagner has worked extensively on the commercialization of Abraxane, a reformulation of the cancer drug paclitaxel, and, therefore, has direct experience of a product that is similar in concept to Alchemia's HA-Irinotecan"

Mr Montagner recently returned from the United States with his family to settle permanently in Australia as President PanAsia for Abraxis Bioscience. He has his own company with distribution rights for several oncology drugs which will be marketed in the Australasian region when approved. He is also a member of the Australian Institute of Company Directors.

"The Board looks forward to working with Mr Montagner in achieving Alchemia's goals, particularly guiding the company with the commercialization of the HyACT® technology platform".

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: +61 7 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: +61 7 33400200

Alchemia

About Alchemia Limited - www.alchemia.com.au

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which is expected to generate near term revenues for the company in 2009 and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets is built on two platform technologies: HyACT® (targeted cancer delivery) and VAST™ (drug discovery). HA-irinotecan, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851 Eight Mile Plains Q 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	20,000 Options at exercise price of $0.52 with expiry date 03 March 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03 March 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,851,513	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224	Options held by non-employee
		5,387,707*	Employee options
		*30,000 options lapsed expiring 21 July 2011 (employee left) 30,000 options lapsed expiring 26 July 2012 (employee left)	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 03 March 2008

Print name: David Green

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	20,000 Options at exercise price of $0.52 with expiry date 03 March 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224	Options held by non-employee
		5,387,707*	Employee options
		*30,000 options lapsed expiring 21 July 2011 (employee left) 30,000 options lapsed expiring 26 July 2012 (employee left)	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 03 March 2008

Print name: David Green

+ See chapter 19 for defined terms.

Alchemia

25 February 2008

ASX / MEDIA ANNOUNCEMENT

Alchemia Approaching Several Key Milestones in 2008

Alchemia Limited ("the Company") (ASX:ACL) today announced its half year results for the six months ended 31 December 2007.

Dr Peter Smith, Alchemia's Chief Executive Officer and Managing Director, today set out the significant progress the Company had made over the reporting period to advance and de-risk the Company's drug discovery and delivery platforms, through the completion of a number of highly important initiatives and milestones. The major highlights for the period include:

1. Fondaparinux Program on Track to Deliver in 2009

Generic fondaparinux remains on track for approval around the end of calendar year ("CY") 2008, subject to review times at the US Food and Drug Administration (FDA).

- Strong growth in Arixtra® sales up 87% to $US200 million, from US$107 million in CY 2006. Once the FDA issue their final letter of approval for the ACS indication (an approvable letter for ACS {acute coronary syndromes} was issued early in 2007) this is likely to have a positive impact on US sales of Arixtra.
- Alchemia remains confident that its fondaparinux will be the sole generic version of Arixtra.
- As the only synthetic molecule in the heparin market, generic fondaparinux will not meet the same regulatory hurdles that have delayed other generic heparins of animal origin at the FDA.

2. HyACT Technology Closer to Market

In early 2008 the Company announced the results of its successful pre-IND meeting with the FDA for the design of the pivotal Phase III study for HA-irinotecan. This important milestone significantly de-risks the program and increases the potential opportunities for partnering and financing. The Company expects to file an IND (Investigational New Drug Application) to commence pivotal clinical trials of HA-irinotecan later this financial year.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851, Eight Mile Plains QLD 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

3. **Other Highlights**

In addition Dr Smith noted the following key achievements:

- Development of the VAST™ 'Universal Library' (UL) remains on track for completion in 2009. The UL will comprise in excess of 10,000 drug-like VAST™ molecules and is designed to target the therapeutically rich area of G-protein coupled receptors, GPCRs.
- The Company has undertaken successful screens against several targets for two international drug development companies using the Company's VAST™ compounds, with great success and is currently developing focussed libraries for those companies.
- Receipt of a key HyACT® patent granted in Europe which underpins the HyACT® technology and the HA-irinotecan product.

Dr Smith was also delighted with the depth and calibre of the industry experts attracted to the Company's Clinical Advisory Board (CAB) and Scientific Advisory Board (SAB). The CAB comprises experts with research and clinical experience in the field of oncology, and advises on the clinical development of HyACT® products. The SAB advises on disease targets for Alchemia's drug discovery technology VAST™.

4. **Finances**

For the six months to 31 December 2007 Alchemia incurred a net loss after tax of $5.1 million (2006: $6.9 million).

Total revenue for the period was $1.2 million, down from the previous period (2006: $2 million). This decrease is due to the receipt of lower grant revenue and other income. Grant revenue was down due to lower income received from a Federal Government Commercial Ready Grant for the ACL16907 anticancer program.

Operating expenditure of $6.5 million was lower than the corresponding period (2006: $9.1 million), principally because of the reduction in R&D expenditure for the period to $1.3 million compared with the previous period (2006: $3.9 million). This is mainly due to the assumption of fondaparinux manufacturing costs by Dr Reddys.

Alchemia

In July the Company successfully completed a private placement of 19 million shares which raised $14.7 million (net). US institutional interest in this raise was strong and resulted in over 12 million of the shares being placed into that market. The capital raising has significantly strengthened Alchemia's balance sheet, with cash at December 31 of $20.3 million. This should provide sufficient funding to see the company through to receipt of fondaparinux revenues in 2009.

5. The 2008 Outlook

Commenting on the outlook for the remainder of the financial year Dr Smith noted that the company has a number of significant milestones ahead. "We will continue to report on our progress with our oncology platform, including preparations for Phase III clinical trials for HA-irinotecan, partnering and development of other HyACT® based products. For commercial reasons we are unable to give precise guidance on the ANDA filing date for generic fondaparinux but expect this event to substantially increase interest in the stock".

Ends

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: + 61 07 3340 0200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: + 61 07 3340 0200

About Alchemia Limited - www.alchemia.com.au
Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which will generate near term revenues and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets is built on two platform technologies: HyACT® (targeted cancer delivery) and VAST™ (drug discovery). HA-irinotecan, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Arixtra® is a registered trademark of GlaxoSmithKline. VAST™ and HyACT® are trademarks of Alchemia and Alchemia Oncology.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851, Eight Mile Plains QLD 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

ALCHEMIA LIMITED
(ABN 43 071 666 334)

APPENDIX 4D
31 DECEMBER 2007 HALF YEARLY ASX REPORT

Results for Announcement to the Market		**% Change from Dec 2006**	**Six months to 31 December 2007 $000**
Revenues from ordinary activities	Down	41.32%	1,173
Loss before interest, income tax, depreciation and amortisation (EBITDA)	Down	26.89%	(4,472)
Loss before interest and income tax expense (EBIT)	Down	25.04%	(5,321)
Loss from ordinary activities after tax attributable to members	Down	25.89%	(5,119)
Basic loss per share (cents per share)	Down	34.00%	(3.3)
Diluted loss per share (cents per share)	Down	34.00%	(3.3)
Net tangible asset backing per ordinary share ($)	Up	36.99%	0.10

Dividends	**Amount per security**	**Franked amount per security**
Final dividend	-	-
Interim dividend	-	-

Commentary

For the half year ended 31 December 2007, Alchemia Limited incurred a net loss after income tax attributable to members of $5.119 million in comparison to $6.907 million during 31 December 2006.

Refer to interim results announcement for more details.

Review Information

The financial statements have been reviewed and a copy of the review report is attached to the financial statements.

Company Secretary
25th February 2008

This half yearly report is to be read in conjunction with the most recent annual financial report

Alchemia Limited

ABN 43 071 666 334
Half-Year Financial Report
31 December 2007

Corporate Information

ABN 43 071 666 334

Website: www.alchemia.com.au

Directors
Melvyn Bridges - Chairman
Peter Smith - Managing Director and Chief Executive Officer
Prof. Peter Andrews
Julian Clark
Tracie Ramsdale
Nerolie Withnall

Company Secretary
David Green

Registered Office
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Qld 4113 Australia

Principal place of business
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Qld 4113 Australia

Share Register
Link Market Services, Locked Bag A14, Sydney South NSW 1235
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0303; Facsimile: (02) 8280 0309 (for proxy)
Email: registrars@linkmarketservices.com.au
Internet: www.linkmarketservices.com.au

Stock Exchange Listing
Alchemia Limited is listed on the Australian Stock Exchange with the code: ACL

Solicitors
McCullough Robertson Lawyers
Brisbane
Australia

Bankers
Wespac Bank
Garden City
Australia

Auditors
Ernst & Young
Australia

Alchemia Limited
Directors' Report

Your directors submit their report for the group for the half year ended 31 December 2007.

Directors
The names of the company's directors in office during the half year and until the date of this report are set out below. Directors were in the office for this entire period unless otherwise stated.

Melvyn Bridges BAppSc FAICD (Chairman)
Peter Smith PhD (Managing Director and Chief Executive Officer)
Prof. Peter Andrews AO PhD
Julian Clark PhD
Tracie Ramsdale PhD
Nerolie Withnall BA LLB FAICD
Errol Malta PhD (resigned 30 September 2007)

Principal activities
Alchemia Limited, established in 1995, is a biotechnology company developing new human therapeutics based on its proprietary drug discovery and synthesis technologies.

Review and results of operations
For the six months to 31 December 2007 Alchemia incurred a net loss after tax of $5.119 million (2006: $6.907 million).

Total revenue for the period was $1.173 million, down from the previous period (2006: $1.999 million). This decrease is due to the receipt of lower grant revenue and other income. Grant revenue was down due to lower income received from a Federal Government Commercial Ready Grant for the ACL16907 anticancer program.

Operating expenditure of $6.494 million was lower than the corresponding period (2006: $9.097 million), principally because of the reduction in R&D expenditure for the period to $1.281 million compared with the previous period (2006: $3.897 million). This is mainly due to the assumption of fondaparinux manufacturing costs by Dr Reddys.

Matters subsequent to the half yearly financial period
Except for the company's announcement to the market on 1 February 2008 concerning its favourable Pre IND meeting with the FDA for the design of its proposed pivotal Phase III trial for its lead HyAct product HA-Irinotecan, the Directors are not aware of any significant change in the state of affairs of the company subsequent to the half yearly financial period that is not covered in this report.

Rounding of amounts
The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor's Independence Declaration
We have obtained the following independence declaration from our auditors, Ernst & Young.

Directors' Report (continued)

Auditor's Independence Declaration

We have obtained the following independence declaration from out auditors, Ernst & Young.

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our review of the financial report of Alchemia Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Winna Brown

Winna Brown
Partner
25 February 2008

Signed in accordance with a resolution of the directors

P. Smith
Director
Brisbane, 25th February 2008

Statement of Changes in Equity for the Half-year ended 31 December 2007

Consolidated	Issued Capital $000	Shares to be issued $000	Accumulated Losses $000	Reserves $000	Total $000	Minority interest $000	Total equity $000
At 1 July 2006	**84,959**	**99**	**(48,602)**	**1,340**	**37,796**	**2,630**	**40,426**
Loss for the period	-	-	(6,907)	-	(6,907)	-	(6,907)
Total income/expense for the period	-	-	(6,907)	-	(6,907)	-	(6,907)
Exercise of options - employees	94	-	-	-	94	-	94
Issuance of shares - executive and employee incentive plans shares	387	-	-	-	387	-	387
Acquisition of Alchemia Oncology (previously Meditech Research Limited) through issue of shares	2,060	(99)	-	-	1,961		1,961
Acquisition of minority interest – Alchemia Oncology	-	-	-	61	61	(2,630)	(2,569)
Cost of share-based payment	-	-	-	164	164	-	164
Total as at 31 December 2006	**87,500**	**-**	**(55,509)**	**1,565**	**33,556**	**-**	**33,556**
At 1 July 2007	**87,725**	**-**	**(61,531)**	**1,933**	**28,127**	**-**	**28,127**
Loss for the period	-	-	(5,119)	-	(5,119)	-	(5,119)
Total income/expense for the period	-	-	(5,119)	-	(5,119)	-	(5,119)
Capital placement	15,200	-	-	-	15,200	-	15,200
Cost of share issued	(494)	-	-	-	(494)	-	(494)
Cost of share-based payment	-	-	-	369	369	-	369
Total as at 31 December 2007	**102,431**	**-**	**(66,650)**	**2,302**	**38,083**	**-**	**38,083**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statement for the Half-year ended 31 December 2007

	Notes	Consolidated 2007 $000	2006 $000
Cash flows from operating activities			
Payments to suppliers, employees and others		(5,527)	(9,477)
Government grants		632	931
Interest received		607	632
Other Income		400	369
Net cash flows used in operating activities		**(3,888)**	**(7,545)**
Cash flows from investing activities			
Payments for property, plant, equipment and other assets		(133)	(348)
Payments for acquisition of subsidiary		-	(235)
Redemption of short term deposits		420	1,394
Net cash flows from investing activities		**287**	**811**
Cash flows from financing activities			
Proceeds from issue of shares		15,200	94
Payments for issue of shares		(494)	-
Repayment of APP loan		-	(1,707)
Net cash flows from/(used in) financing activities		**14,706**	**(1,613)**
Net increase/(decrease) in cash and cash equivalents		**11,105**	**(8,347)**
Cash and cash equivalents at beginning of the half year		5,319	11,603
Cash and cash equivalents at the end of the half year	5	**16,424**	**3,256**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Income Statement for the Half-year ended 31 December 2007

	Notes	Consolidated 2007 $000	Consolidated 2006 $000
Continuing operations			
Interest income		652	632
Grants received		518	998
Other income		3	369
Total income		1,173	1,999
Depreciation and amortisation	3	(849)	(981)
Payroll and staff expenses		(2,619)	(2,321)
Business development		(147)	(251)
Research and development costs		(1,281)	(3,897)
Administration and corporate expenses		(872)	(927)
Rent and occupancy expense		(321)	(270)
Share based payment expense		(369)	(551)
Other (expense)/income		(36)	101
Loss from continuing operations before income tax		**(5,321)**	**(7,098)**
Income tax benefit		202	191
Loss from continuing operations after income tax		**(5,119)**	**(6,907)**
Net loss for the period		**(5,119)**	**(6,907)**
Net loss attributable to members of the parent		**(5,119)**	**(6,907)**
Earnings per share (cents per share)			
Basic earnings per share	4	(3.3)	(5.0)
Diluted earnings per share	4	(3.3)	(5.0)

The above consolidated income statement should be read in conjunction with the accompanying notes

Balance Sheet as at 31 December 2007

	Notes	Consolidated 31 December 2007 $000	30 June 2007 $000
Assets			
Current Assets			
Cash and cash equivalents	5	16,424	5,319
Term deposits		3,921	4,341
Trade and other receivables	6	941	1,306
Other current assets		59	140
Total current assets		**21,345**	**11,106**
Non-current assets			
Property, plant and equipment	8	1,207	1,282
Intangible assets and goodwill		22,019	22,660
Deferred tax assets		30	19
Total non-current assets		**23,256**	**23,961**
Total Assets		**44,601**	**35,067**
Liabilities			
Current liabilities			
Trade and other payables		868	1,227
Deferred revenue		320	205
Provisions		205	205
Total current liabilities		**1,393**	**1,637**
Non-current liabilities			
Provisions		235	224
Deferred tax liability		4,890	5,079
Total non-current liabilities		**5,125**	**5,303**
Total Liabilities		**6,518**	**6,940**
Net Assets		**38,083**	**28,127**
Equity			
Equity attributable to equity holders of the parent			
Contributed equity	9	102,431	87,725
Reserves		2,302	1,933
Accumulated losses		(66,650)	(61,531)
Total equity		**38,083**	**28,127**

The above consolidated balance sheet should be read in conjunction with the accompanying notes

Notes to the Financial Statements

Note 1. Basis of preparation and accounting policies

Basis of Preparation
This general purpose condensed financial report for the half year ended 31 December 2007 has been prepared in accordance with AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

The half-year financial report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2007 and considered together with any public announcements made by Alchemia Limited during the half year ended 31 December 2007 in accordance with the continuous disclosure obligations of the *ASX listing rules*. Apart from the changes in accounting policy noted below, the accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

Changes in Accounting Policy
Since 1 July 2007 the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- AASB 2007-7 Amending Standards to wording errors, discrepancies and inconsistencies
- AASB7 Financial Instruments: Disclosures
- AASB 2005-10 Amendments to the Australian Accounting Standards (AASAB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)
- AASB 2007-4 Amendments to Australian Accounting Standards arising from ED151 and Other Amendments

Note 2. Segment Information

During the half year, the company operated in a single business segment, being research and development in the geographical regions of Australia and the United States.

Geographical Segment	Australia		USA		Eliminations		Total	
	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006
	$000	$000	$000	$000	$000	$000	$000	$000
Revenues								
Inter-segment revenues	-	-	146	148	(146)	(148)	-	-
Other revenues	1,173	1,999	-	-	-	-	1,173	1,999
Total segment revenues	1,173	1,999	146	148	(146)	(148)	1,173	1,999
Results								
Segment loss	(5,318)	(7,102)	-	-	(3)	4	(5,321)	(7,098)
Unallocated expenses							-	-
Borrowing costs							-	-
Consolidated entity loss from continuing activities							(5,321)	(7,098)
Income tax benefit							202	191
Consolidated entity loss							(5,119)	(6,907)

Notes to the Financial Statements

Note 3. Expenses

	Consolidated 31 December 2007 $000	Consolidated 31 December 2006 $000
(a) Depreciation and amortisation:		
Depreciation and amortisation of property, plant and equipment	208	308
Amortisation of patent(s)	641	673
	849	981

Note 4. Earnings per share (EPS)

Calculation of basic and diluted EPS is in accordance with *AASB 133: Earnings per share*

	Consolidated 31 December 2007 $000	Consolidated 31 December 2006 $000
Earnings in cents per ordinary share		
Basic EPS	(3.3)	(5.0)
Diluted EPS	(3.3)	(5.0)
Net loss used in calculating basic and diluted earnings per share	(5,119)	(6,907)
	Number	**Number**
Weighted average number of ordinary shares used in the calculation of basic earnings per share	157,164,393	138,026,478

The options are non-dilutive as the company is in losses

Note 5. Cash and cash equivalents

	Consolidated 31 December 2007 $000	Consolidated 31 December 2006 $000
For the purpose of the Condensed Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:		
Cash at bank and on hand	151	147
Deposits at call	16,273	3,109
	16,424	**3,256**

Note 6. Trade and other receivables

		Consolidated 31 December 2007 $000	Consolidated 30 June 2007 $000
Security deposit		46	27
Trade receivable		33	430
Trade receivable – Dr Reddy	11	762	788
Other receivable	(a)	100	61
		941	**1,306**

(a) Other receivable comprises mainly interest receivable.

Notes to the Financial Statements

Note 7. Related party disclosure

(a) Transactions with subsidiaries

During the course of the half year, Alchemia Limited provided the necessary funding to support the day to day operational activities of its subsidiaries, Alchemia Oncology Pty Ltd and Alchemia Inc.

The loan balances in respect to this are:

	Consolidated	
	31 December 2007	30 June 2007
	$000	$000
At cost	8,535	6,540
Provision for diminution	(6,373)	(6,020)
	2,162	520

These transactions are eliminated on consolidation and therefore do not form part of the consolidated group accounts.

(b) Transactions with directors

The following table sets out the amount of fees paid or payable to directors for consultancy services determined on an arms length basis provided to the consolidated entity during the half year:

	Consolidated	
	31 December 2007	30 June 2007
	$000	$000
Directors		
Errol Malta (resigned 30 September 2007)	23	67
Tracie Ramsdale	29	7

Note 8. Property, Plant and Equipment

	Consolidated	
	31 December 2007 $000	30 June 2007 $000
Leasehold improvements		
At Cost	1,607	1,607
Accumulated depreciation	(1,597)	(1,596)
Net carrying amount	10	11
Plant and equipment		
At cost	7,333	7,200
Accumulated depreciation	(6,136)	(5,929)
Net carrying amount	1,197	1,271
Total property, plant and equipment		
At Cost	8,940	8,807
Accumulated depreciation and amortisation	(7,733)	(7,525)
Total written down value	1,207	1,282

Notes to the Financial Statements

Note 8. Property, Plant and Equipment (cont'd)

	Consolidated 31 December 2007 $000	Consolidated 30 June 2007 $000
Reconciliations		
Leasehold Improvements		
Carrying amount at 1 July 2007	11	85
Additions	-	13
Depreciation expense	(1)	(87)
Carrying amount at 31 December 2007	10	11
Plant and equipment		
Carrying amount at 1 July 2007	1,271	981
Additions	133	733
Disposals	-	(1)
Depreciation expense	(207)	(442)
Carrying amount at 31 December 2007	1,197	1,271

Note 9. Issued Capital

	December 2007 Shares	December 2007 $000
Ordinary shares		
Issued and fully paid		
Movements in ordinary shares on issue		
At 1 July 2007	140,851,513	87,725
Capital placement	19,000,000	15,200
Transaction costs on share issue	-	(494)
At 31 December 2007	159,851,513	102,431

Note 10. Expenditure Commitments

	Consolidated 31 December 2007 $000	Consolidated 30 June 2007 $000
(a) Capital expenditure commitments		
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:		
– not later than one year	25	17
– later than one year and not later than five years	-	-
- longer than five years	-	-
	25	17
(b) Lease expenditure commitments		
Operating leases (non-cancellable):		
Minimum lease payments		
– not later than one year	381	343
– later than one year and not later than five years	1,372	1,579
Aggregate lease expenditure contracted for at reporting date	1,753	1,922

The operating leases are in respect of the lease of the company's premises in Brisbane and Melbourne and two items of equipment.

Notes to the Financial Statements

Note 10. Expenditure Commitments (cont'd)

	Consolidated	
	31 December 2007 $000	30 June 2007 $000
(c) R&D Project commitments		
– not later than one year	1,340	1,102
– later than one year and not later than five years	141	-
Total commitments	1,481	1,102

The Group has entered into certain expenditure commitments under contracts entered into with third party service providers for those service providers to undertake on the Group's behalf various research and development and associated activities.

Note 11. Contingent assets and liabilities

Alchemia entered into a collaboration, development and marketing agreement with Dr Reddy Laboratories Limited and Dr Reddy Inc. ("the Agreement") in April 2007 to manufacture and market the company's fondaparinux (synthetic heparin) product. The agreement contains a number of key milestone targets, the most critical of which is the manufacture of the API to certain specifications, referred to as the first commercial campaign. Upon achievement of this milestone Dr Reddy will be responsible for all costs and expenses associated with the development of the API prior to and after the commencement date of the Agreement, and will accordingly reimburse Alchemia for all and any such costs that it has similarly incurred from that date.

Prior to the commencement date of the Agreement, Alchemia incurred expenditure totalling US$1,325,000 in relation to this campaign. The Agreement provides that in the event that the first commercial campaign is unsuccessful then these costs will be shared equally amongst Alchemia and Dr Reddy. Alchemia assesses the likelihood of this occurring as possible but not probable. However due to the contingent nature of these cost recoveries only half of these costs have been recognised as a receivable in the 31 December 2007 financial statements (see Note 6), with the remaining portion noted herein as a contingent asset (of US$662,500).

Furthermore, in the event that the first commercial campaign is unsuccessful, Alchemia will be liable to pay Dr Reddy 50% of the costs incurred by Dr Reddy, being a contingent liability. Due to the uncertainties relating to the amount or timing of the outflow, it is not possible to quantify the financial impact of this as at the reporting date.

Note 12. Events after the Balance Sheet Date

There have been no material events after 31 December 2007 to the date of this report, other than the company's announcement to the market on 1 February 2008 concerning its favourable Pre IND meeting with the FDA for the design of its proposed pivotal Phase III trial for its lead HyAct product HA-Irinotecan,

Alchemia Limited
Directors' Declaration

In accordance with a resolution of the directors of Alchemia Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) give a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable .

On behalf of the Board

P. Smith
Director

Brisbane
25th February 2008

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

To the members of Alchemia Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Alchemia Limited, which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001.* This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Alchemia Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Alchemia Limited is not in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst & Young

Winna Brown
Partner
Brisbane
25 February 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	20,000 Options at exercise price of $0.63 with expiry date 20 April 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 April 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,851,513	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224 5,407,707	Options held by non-employee Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 23 April 2008

Print name: David Green

+ See chapter 19 for defined terms.

RECEIVED

2008 MAY 28 A 9:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Alchemia

ASX Announcement

15 February 2008

Transcript of Interview with Alchemia's CEO

Please find attached the transcript of an interview between Alchemia Limited's Chief Executive Officer, Dr Pete Smith, and Bioshares, as part of their "The CEO Transcript" program.

The transcript can also be accessed at www.theceotranscript.com.au a service of Bioshares www.bioshares.com.au.

END

For further information:
Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: +61 7 33400200

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851, Eight Mile Plains QLD 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

ASX Media Release

The CEO Transcript
Keeping Investors Informed

15 February 2008

Alchemia Background

Alchemia is a Brisbane based biotech company. Its lead program is the commercialisation of a generic version of the synthetic heparin drug Arixtra, called fondaparinux. Alchemia's fondaparinux willl be marketed in the US by Dr Reddy's and is expected to reach the market in 2009.

The second program for the company is an oncology drug development platform, called HyACT®. This platform aims to deliver and retain chemotherapy drugs at the tumour site. The lead candidate from this platform is *HA-irinotecan*, which is expected to move into final pivotal studies in 2008.

The CEO Transcript

Investor Briefing with Dr Pete Smith, CEO, Alchemia Ltd

Topic: Update on HA-irinotecan Program

The CEO Transcript

Can you give investors a brief background on irinotecan, on what the potential benefit of the product you are developing is, called *HA-irinotecan*, and how this new version may be used?

Dr Pete Smith

OK. Irinotecan was originally developed in Japan by Yakult (for the treatment of colorectal cancer) and was developed in the US by Pharmacia and Upjohn, which was later acquired by Pfizer, and in Europe by Rhone-Poulenc Rorer which subsequently licensed the drug to Pfizer. So Pfizer now sells it in most of the major markets under the Camptosar brand, and that's got sales around US$900 million. The major patents expire on Camptosar this year in the United States in the next couple of months, so we will expect a number of generic players to come in and effectively take that market away from Pfizer. So one would expect that the overall sales for Pfizer, in terms of dollars, will fall.

By combining hyaluronic acid (HA) with an active drug like irinotecan, the intention is that we end up with a clinically superior therapy. And I think, based on the Phase II data that we've seen, we expect a substantial increase in the efficacy of the drug. The Phase II data showed 116 per cent increase in progression-free survival, so that translates to patients, on the *HA-irinotecan* arm had a significantly longer period without tumour progression compared to those on irinotecan-only treatment.. And that's a very, very significant increase in the efficacy of this drug which is, as I say, used as a mainstay in colorectal cancer therapy. Now, colorectal cancer is one of the major cancers. There's about 160,000 new cases of colorectal cancer in the US alone each year, and about 52,000 deaths. Irinotecan is also used to a certain extent in certain types of lung cancer, but that isn't the major market. The major market is colorectal cancer.

So really for us the commercial opportunity, and a reason why we think that there is an exciting opportunity for *HA-irinotecan*, is that we will end up on the market with a branded formulation that is superior to any of the existing formulations on the market or generics. And that means that we will be able to command a significant price premium over the generics, and therefore have a very profitable product.

The CEO Transcript

You recently met with the US Food and Drug Administration and the agency has agreed on your proposed pivotal trial design for your lead oncology drug candidate, *HA-irinotecan*. What is the significance of the new trial design outcome?

Dr Pete Smith

Well we hoped and believed that it would require a single trial, and that has been confirmed by the Food and Drug Administration. We also hoped that they would accept 'progression-free survival' as an end point. It's a shorter time to get to that end point and in the patient population in which we will test our drug, this end-point can provide a more definitive result than 'overall survival'. Very few drugs in this space actually get approved showing an overall survival benefit.

The FDA has said that they will accept a progression-free survival end point. And that's very significant. It means you need fewer patients. The longer the time on the trial before reaching an end point, the bigger difference you have to show or conversely, the larger the number of patients that are needed. So we'll be looking at a design that will show a six-week or greater improvement in progression-free survival. That's what we believe will be a commercially significant difference between our product and irinotecan.

So I think we got what we wanted from the FDA; there's always a risk when you meet with the FDA that they want something different to that which you proposed. But we were very happy that the agency endorsed the trial design that we proposed.

The CEO Transcript

You have indicated that you will be going through what's called the 505(b)(2) NDA regulatory route to get this product to market. Can you explain 505(b)(2) process and how that helps you get your product approved more quickly?

Dr Pete Smith

What 505(b)(2) is there to do is to make it easier for other formulations, or other delivery routes of an existing drug to get approved. We're using exactly the same active agent, irinotecan, and there's a lot of additional safety data that's been accrued over the years around that product. What 505(b)(2) enables us to do is make reference to the data that other companies have generated.

Generally speaking, for a new chemical entity [505(b)(1)] you'd have to do two confirmatory pivotal trials. In this case, because we know that the active drug works, all we need to show is that it (*HA-irinotecan*) works better or it has clinical benefits over the existing drug in a single trial.

The CEO Transcript

Are you referencing the hyaluronic acid as well?

Dr Pete Smith

That's a material that's regarded as safe by the Food and Drug Administration. Because we're not claiming any activity of it, we don't actually have to make extensive reference to it. But it's important to stress that this product (*HA-irinotecan*) is made of two agents, the hyaluronic acid and irinotecan, both of which are already approved for human use. So it just takes a lot of risk out of the process, for the agency and also for us.

> **The CEO Transcript**
> In the Phase II trial you conducted with *HA-irinotecan* and reported on last year, you missed the primary endpoint, in reducing the incidence of diarrhoea in patients on this chemotherapy. Can you explain that result and why you are working on new primary endpoints for the forthcoming pivotal trial?

Dr Pete Smith
It's usual that in a Phase II trial you don't necessarily go for the efficacy end points, mainly because they are harder to achieve in a small study. The original concept behind *HA-irinotecan* was that it would have efficacy benefits, but also safety benefits. And so it was decided, or Meditech decided (*Alchemia acquired the technology when it merged with Meditech Research)* that it would look for an improvement in the incidence of diarrhoea. So whilst that was the primary end point for the Phase II trial, clearly that end point is not as important as efficacy.

The diarrhoea in the trial was very well managed and was not considered to be a major problem. Basically if you get diarrhoea with irinotecan, the patients move on to a slightly lower dose of the drug and continue. And all of the patients on the *HA-irinotecan* who had diarrhoea had their dose lowered and then continued on trial with no more diarrhoea occurring. So we don't think it was clinically a particularly relevant end point particularly as diarrhoea is now much more effectively controlled with drugs.

The original trial was designed to see a benefit there (in diarrhoea); we didn't actually see any benefit at all of *HA-irinotecan*. But as I say, it's really to do with how trials get structured. Of course, I think the market saw that it was the primary end point that was missed and felt that it was important. Actually what we succeeded in doing was achieving statistical significance on much more relevant end points. We think that if we're going to make a commercial success out of this product, then actually showing it works better is the best outcome.

> **The CEO Transcript**
> In our previous discussion you referred to another clinical trial, called the EPIC Study, that was completed by other groups last year. Can you explain the significance of the outcome of this trial to Alchemia's *HA-irinotecan* program?

Dr Pete Smith
The EPIC Study was a trial looking at irinotecan compared to irinotecan in combination with the anti-cancer antibody, Erbitux The importance of this for us – it's more comfort, I think, rather than that we're able to draw conclusions from it – is that this was an identical dosing schedule of irinotecan to the one that we used in our trial. It's useful because it gives us some background information.

First of all, the time to progression-free survival was identical in the irinotecan arm in the EPIC Study as the irinotecan arm in our study (2.4 months). So it just acts as sort of a nice control, being an identical group of patients receiving an identical schedule of administration and dose, but in a much bigger trial.

The other thing that is very interesting from the EPIC trial is that when irinotecan was used in combination with Erbitux it did improve the progression-free survival to about 4 months. But if you look at the data that we got from our Phase II clinical study just using our HA-irinotecan, the progression-free survival was 5.2 months. So whilst we can't draw firm conclusions from this, anecdotally, at least, it looks like *HA-irinotecan* alone is better than irinotecan plus Erbitux.

Now, in our pivotal study we're going to be comparing *HA-irinotecan* in combination with Erbitux, versus irinotecan plus Erbitux, the same as in the EPIC Study. So it looks like we've already got an advantage on our *HA-irinotecan* arm, and therefore we're not relying on Erbitux contributing much to the efficacy in order for us to meet our end point. In preclinical models, Erbitux adds significantly to the effect of *HA-irinotecan*.

The CEO Transcript
Is it a recent development that you're adding Erbitux to this forthcoming trial, can you tell me why it is now being added and also tell me how much planning and what sort of planning has gone into actually designing this pivotal study?

Dr Pete Smith
We've been planning this for a significant period of time and discussing it with our Clinical Advisory Board, which is made up of a number of key opinion leaders. We really do have a very, very good and highly respected Clinical Advisory Board, and that's important. We put a lot of weight on their views and their direct feedback from their experience in the clinic.

The reason for going into combination with Erbitux is that this is predominantly how it (irinotecan) is used in the US in the second-line setting. Irinotecan is not used alone in very many patients at all now in major European markets and in the US. In terms of us actually providing data that is useful and clinically relevant, we need to be trialing irinotecan in the setting that it's actually used in the clinic.

Recruitment is something that often delays product development, and if we're using a schedule of administration that is obsolete, then clearly we're not going to be able to recruit many patients very quickly. So, this is a major combination that's used in the second-line setting to treat colorectal cancer and we know there's a very large patient population who will be eligible for that treatment.

The CEO Transcript
Can you just give some details on the trial design, including the expected start date and length of the trial?

Dr Pete Smith
We'll be filing the IND in the coming months, and we'd hope to have that IND opened by around mid-year, so that will be the FDA saying they're happy with us to conduct the study. We would then be looking at getting trial sites up and running and we'd hope to be recruiting the first patients towards the end of Q3 this year.

In terms of the cost of the trial, a good rule of thumb in oncology is about US$50,000 per patient on trial. There will be about 400 patients on the main trial and then an additional safety population at the beginning, which we can't use in the efficacy calculations. So we'll monitor the first 20 patients and then continue recruiting the main trial.

I think the maximum follow-up period from the start of treatment to closing the trial for each patient will be about 18 months. Obviously the unknown factor is the rate of recruitment. We're hoping that with the Clinical Advisory Board that we have, and the results that we have, that we would be able to recruit it reasonably quickly. That's very difficult to give an accurate figure on, but I think, typically, a 400 patient trial would take around a year to recruit.

The CEO Transcript
And what are your funding options available to conduct this trial?

Dr Pete Smith
Well maybe I'll answer in a slightly circular way. The response from the Food and Drug Administration, and the clarity that we can give to potential partners or sources of capital, is much greater now. We know the size of the trial, we've got a pretty good idea on the length of the trial, we certainly know that we don't have to do an interim study, or another Phase II study with the irinotecan/Erbitux combination. So now we can give some real clarity about that.

We're considering our options on how to fund that study. The important thing is that we have a number of different options, different structures, different ways of actually funding that, which won't necessitate going to the market, particularly on a fairly low market capitalisation at the moment. Raising $25 - $30 million? I don't think that's going to be necessary.

The CEO Transcript
You had previously expected to conduct a separate safety study with *HA-irinotecan* and Erbitux. Why will this study now not be necessary?

Dr Pete Smith
Again this was advice from our Clinical Advisory Board. One of the things we noted in the clinical study in the Phase II trial we reported last year, was there was really no difference at all in terms of the toxicity profile of *HA-irinotecan* and irinotecan delivered alone. The advice from the Clinical Advisory Board was that there is no hypothesis that suggests that *HA-irinotecan* plus Erbitux will have a different safety profile to irinotecan plus Erbitux. The FDA was happy with this.

Because we haven't used the schedule of administration before, we will need to closely monitor the first 20 patients coming on to the study. There will then be a review by an independent Data Safety Monitoring Board just to make sure that there aren't any gross increases in adverse events. Obviously being a cancer chemotherapeutic, there are always adverse events; you can't get away from that, but we believe they should be similar on both arms of the trial.

The CEO Transcript
HA-irinotecan is one application of Alchemia's HyACT technology. What is the significance of getting the first application of this technology onto the market and what is the potential of the technology for other oncology applications and the resulting potential upside for Alchemia?

Dr Pete Smith
Well, the significance is that the HyACT technology is a platform. We've demonstrated in pre-clinical models that we can enhance the efficacy of a large range of different cancer chemotherapeutics. Basically, if the drug is water-soluble, then we are able to formulate it with hyaluronic acid, and in the vast majority of cases we've shown, pre-clinically, that we can enhance the efficacy of that anti-cancer agent. We've already shown that *HA-irinotecan* works in the Phase II study, obviously we need to confirm that in the Phase III study, but we've lowered the risk. I think we can now proceed with much greater confidence into the clinic with other formulations of other anti-cancer drugs.

And we will be targeting drugs with big markets where there are patents that are expiring, on a time-scale where we can get our product to the market around the time of the patent expiry. Also, very importantly, we've demonstrated that this technology can enhance the activity of anti-cancer antibodies; so antibodies like Avastin and Erbitux. We've looked at those pre-clinically, and we see quite dramatic improvements in their efficacy in preclinical models. Now we obviously want to try and prove that that's true in man, and that is part of our longer-term strategy, to get a reformulated antibody into the clinic.

The CEO Transcript
So will it be easier to get subsequent oncology drugs combined with hyaluronic acid onto the market if you get your first (indistinct) onto the market?

Dr Pete Smith
I don't think "easier" is the word I'd use. I think we can say that the market perception and the perception of potential partners will be that it's lower risk because we've shown it works with one agent. I don't think in our industry you ever take it for granted that just because one product has worked that all other products will too. We will only get other products onto the market when we can clinically demonstrate that they have a benefit. The key thing here is improving the therapy for patients, either reducing the side effects or keeping patients alive for longer, or keeping their disease under control for longer. That's the objective. Payors will pay a higher price for a product like that that's been through full clinical development.

I think we've got a very robust set of data behind this. Obviously the FDA agreed with that, our Clinical Advisory Board agrees with that, but we need to demonstrate that finally in the clinic. I think this is a scaleable technology. And because we can use the 505(b)(2) route, for a relatively modest investment, in pharmaceutical terms, I believe that we can generate a suite of high-value products.

The CEO Transcript
So are there other examples out there of companies that have been successful in the oncology space through developing super-generic type products?

Dr Pete Smith
Yes. The company that we compare ourselves to, and it's probably the easiest direct comparison, is Abraxis Bioscience (ticker code ABII). This is a company that has a reformulation of taxol (Abraxane) which is used in the treatment of breast cancer. That product was launched in 2005, and it's the only marketed product for Abraxis, which has a market capitalisation now of around US$2.4 billion. Abraxane is rapidly heading towards being a US$400+ million seller. Now it is a comparable technology; it's a nanoparticle formulation of taxol, which means that it's easier to administer, which is one advantage it has. And also, like HyACT, it has a targeting element to it, and they've shown that they can improve the efficacy.

It's a very, very comparable product concept to what we're doing with the *HA-irinotecan* program. So there's a good indication that even in a generic market – Taxol is now generic – Abraxane sells at a significant price premium.

The other comparator would be a reformulation of a drug called doxorubicin, and that is sold as Doxil in the US and Caelyx in the EU. Combined sales of that are around US$500 million. The primary advantage of that reformulation is a reduction in toxicity in the heart, that's its selling point.

Each of them is slightly different in terms of what their selling point is. I believe based on the data we've seen with *HA-irinotecan*, that we should have a comparable advantage, clinically, to both Abraxane and Doxil. And certainly in our forecast we would anticipate sales in that sort of $400 to $500 million range if the Phase III data comes through looking good.

The CEO Transcript
A final question. Your lead program with your generic version of fondaparinux and *HA-irinotecan* aiming to become a super-generic, does this mean Alchemia is building a specialty global generic pharmaceutical business?

Dr Pete Smith
No not generics as such. I think we've almost ended up there by accident. With fondaparinux, a bit like *HA-irinotecan*, it's a protected generic in that we don't think that there are going to be other generic copies. And with *HA-irinotecan*, because we'll be the only player with that product offering, we think we can maintain a very high price. So no I don't think we're a super-generic company. I think we may see Alchemia's oncology business evolving increasingly into a specialty pharma company in the oncology space. We're certainly not going to major in the cardiovascular space, which is where fondaparinux is positioned. So it's happened more by accident than by design, but I think it's strategically a good place to be.

In addition, a lot of the generics companies are trying to achieve exactly this. The traditional generic markets now are getting flooded with cheap drugs from China and India, and the competition is really fierce in the traditional generic tablet space. All of the generics companies are looking for value-added product, products that will give them both higher margins but also some form of protection, ironically, from other generic competitors. So I think the generics companies are all moving in our direction. And *HA-irinotecan* is a product that generic companies are very interested in for that reason.

The CEO Transcript
Thank-you for your time.

This is an edited record of interview conducted by The CEO Transcript with Dr Pete Smith, CEO of Alchemia, on 12 February 2008.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Smith
Date of last notice	26th April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	500,000 shares held by Dr Peter Smith's defacto partner.
Date of change	13 February 2008
No. of securities held prior to change	44,669 shares 400,000 options @$1.617 exercise price 1,100,000 options @1.09 exercise price
Class	Ordinary Shares
Number acquired	500,000 shares
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0.50c/share

No. of securities held after change	44,669 shares (Direct) 500,000 shares (Indirect) 400,000 options @$1.617 exercise price 1,100,000 options @1.09 exercise price
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Smith
Date of last notice	26th April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	500,000 shares held by Dr Peter Smith's defacto partner.
Date of change	13 February 2008
No. of securities held prior to change	44,669 shares 400,000 options @$1.617 exercise price 1,100,000 options @1.09 exercise price
Class	Ordinary Shares
Number acquired	500,000 shares
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0.50c/share

+ See chapter 19 for defined terms.

No. of securities held after change	44,669 shares (Direct) 500,000 shares (Indirect) 400,000 options @$1.617 exercise price 1,100,000 options @1.09 exercise price
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

ASX / Media Release

1 February 2008

Alchemia Announces Successful Pre-IND Meeting with the US FDA

Clear and Rapid Path to Market for HA-Irinotecan (HyCAMP)*

- Single pivotal clinical trial required for approval
- Clear path for clinical development, with primary endpoint agreed
- IND application to be filed shortly
- Important milestone offers increased partnering potential

Brisbane Australia: Australian drug developer, Alchemia Limited (ASX:ACL), today announced agreement on the HA-irinotecan clinical development program, following a pre-investigational new drug (pre-IND) meeting with the United States (US) Food & Drug Administration (FDA).

Chief Executive, Dr Peter Smith, said that the company was delighted with the outcome of the discussions. "Alchemia now has a very clear path to market for HA-irinotecan following on from the highly successful Phase II clinical trial completed last year. During our pre-IND meeting with the FDA, the agency agreed on the proposed pivotal trial design and we will file our IND application to begin the trial in the very near future. This is a major milestone for Alchemia."

The proposed study will enrol around 400 patients with metastatic colorectal cancer who have failed previous treatments. Half of the patients will receive Alchemia's HA-irinotecan in combination with Erbitux® whilst the control arm will receive unmodified irinotecan plus Erbitux®. The primary endpoint will be progression-free survival (PFS). The study will be double-blinded such that the patient and the clinician will not know which treatment is being administered.

Alchemia plans to seek approval for HA-irinotecan in the US through the 505(b)(2) NDA regulatory route. The 505(b)(2) process is designed to save time and money as compared to a full NDA (new drug application). HA-irinotecan qualifies for the 505(b)(2) route since it is a new formulation of a currently approved drug, irinotecan.

Alchemia is currently exploring a number of means of financing the study and has no intention of issuing new Alchemia shares at this stage. Dr Peter Smith stated "There is significant interest in this product and we believe that, now we have clarified the route to market, a number of ongoing commercial discussions will progress rapidly. The company had budgeted A$4M this financial year to conduct a separate safety study to look at HA-irinotecan in combination with Erbitux®. Alchemia's Clinical Advisory Board, and now the FDA, has deemed that this study is not necessary."

* Alchemia is currently in the process of determining the brand name for HyCAMP due to the potential for confusion with GlaxoSmithKline's anticancer drug Hycamtin®. Until the name is finalized the company will in future refer to the product as HA-irinotecan. The generic name will be "hyaluronan-irinotecan solution for infusion".

Ends

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 4851, Eight Mile Plains QLD 4113
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: +61 7 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: +61 7 33400200

About Alchemia Limited – www.alchemia.com.au
Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which is expected to generate near term revenues for the company in 2009 and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets is built on two platform technologies: HyACT® (targeted cancer delivery) and VAST™ (drug discovery). HA-irinotecan, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

About HA-irinotecan (HyCAMP)
HA-irinotecan is Alchemia's most advanced anticancer product. It is produced with HyACT® technology which combines the chemotherapeutic drug irinotecan (Pfizer's Camptosar®) with hyaluronic acid (HA). In May 2007, Alchemia reported results from a Phase II clinical trial. HA-irinotecan not only allowed more cycles of therapy to be administered to cancer patients, but also produced a statistically significant increase in disease control and more than a doubling in progression free survival. Alchemia acknowledges the financial support of NovoZymes Biopolymer A/S for the clinical study.

About Pre-IND Meetings - www.fda.gov/cder/handbook/premtg.htm
Prior to clinical studies, the sponsor needs evidence that the compound is biologically active, and both the sponsor and the FDA need data showing that the drug is reasonably safe for initial administration to humans. Under FDA requirements, the sponsor usually must first submit data showing that the drug is reasonably safe for use in initial, small-scale clinical studies. Pre-clinical meetings are conducted with the appropriate review division that would review the drug marketing application and these meetings are typically requested by the sponsor of a drug. Meetings at such an early stage in the process are useful opportunities for open discussion about testing phases, data requirements, and any scientific issues that may need to be resolved prior to IND submission. At these meetings, the sponsor and FDA discuss and agree upon the design of the animal studies needed to initiate human testing.

ERBITUX® (Cetuximab) is prescribed to colorectal cancer patients whose cancer has metastasised. The drug is administered in combination with Camptosar® (irinotecan) to patients whose cancer has progressed after receiving chemotherapy with Camptosar®. ERBITUX® is also indicated for the treatment of a certain type of head and neck cancer.

Arixtra® and Hycamtin® are registered trademarks of GlaxoSmithKline.
VAST™, HyCAMP and HyACT® are trademarks of Alchemia and Alchemia Oncology.
ERBITUX® is a registered trademark of ImClone Systems Incorporated.

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
31 December 2007

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**31st December 2007**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		-	400
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,393)	(2,619)
		(b) advertising and marketing	(103)	(147)
		(c) research and development (excluding R&D staff costs)	(698)	(1,280)
		(d) leased assets	-	-
		(e) other working capital	(569)	(1,481)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		422	607
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – grants received		632	632
	Net operating cash flows		**(1,709)**	**(3,888)**

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,709)**	**(3,888)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(83)	(133)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(83)	(133)
1.14	**Total operating and investing cash flows**	**(1,792)**	**(4,021)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	14,706
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	**-**	**14,706**
	Net increase in cash held	(1,792)	10,685
1.21	Cash at beginning of quarter/year to date	22,137	9,660
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**20,345**	**20,345**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	68
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (see below)	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	151	167
4.2	Deposits at call	1,438	1,497
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	18.756	20,473
	Total: cash at end of quarter (item 1.22)	**20,345**	**22,137**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:



Company Secretary

Date: 29 January 2008

Print name: David Green

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Andrews
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) Erdnarp Enterprises Pty Ltd (b) Dusty Bjilks Lane Pty Ltd ATF Andrews Family Trust (c) Andrews Family Superannuation
Date of change	17 January 2008
No. of securities held prior to change	3,993,323
Class	Ordinary Shares
Number acquired	(b) 500,000 shares (c)1,000,000 shares
Number disposed	(a) 1,500,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(b) 290,000($0.58 per share) (c) 580,000($0.58 per share)
No. of securities held after change	(a) 2,493,323 (b) 500,000 (c) 1,000,000 3,993,323

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	40,000 Options at exercise price of $0.88 with expiry date 16 December 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 December 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224	Options held by non-employee
		5,427,707	Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 18 December 2007

Print name: David Green

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	20,000 Options at exercise price of $1.04 with expiry date 14 December 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 December 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224	Options held by non-employee
		5,387,707*	Employee options
		*The following options lapsed as the employee left the company: 10,000 options @0.795 expiring 30 June 2010; 35,000 options @1.617 expiring 20 July 2011; 50,000 options @0.88 expiring 26 July 2012.	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note. Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 17 December 2007

Print name: David Green

+ See chapter 19 for defined terms.

RECEIVED
2008 MAY 28 A 9:17
FFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mel Bridges
Date of last notice	28-29 August 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holders are: (1)The Bridges Super Fund (2) Parma Corporation Pty Ltd ATF The Bridges Family Trust
Date of change	29 November 2007
No. of securities held prior to change	(1) 80,000 (2) 33,374
Class	Ordinary shares
Number acquired	(2) 30,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(2) 19,800 ($0.66 per share)
No. of securities held after change	(1) 80,000 (2) 63,374

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	70,000 Options at exercise price of $0.97 with expiry date 25 November 2012.

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

N/A

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

26 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,381,224	Options held by non-employee
		5,462,707	Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 28 November 2007

Print name: David Green

+ See chapter 19 for defined terms.

23 November 2007

The Manager
Announcements
ASX Company Announcements Office

Annual General Meeting Results

In accordance with ASX Listing rule 3.13.2 and section 251AA of the Corporations Act 2001, I advise the following results in relation to the items of business considered by members of Alchemia Limited at the Company's Annual General Meeting held on 23 November 2007.

Resolution results

RESOLUTION NO.	RESOLUTION	RESULT
2	Receipt and approval of remuneration report	Passed by a show of hands
3	Election of Tracie Ramsdale as director	Passed by a show of hands
4	Re-election of Nerolie Withnall as director	Passed by a show of hands
5	Ratification and Approval of previous allotment and issue of shares	Passed by a show of hands
6	Increase in Directors fees	Passed by a show of hands
7	Amendment and re-approval of Employee Share Option Plan	Passed by a show of hands
8	Amendment and re-approval of Executive Share Plan	Passed by a show of hands
9	Approval of award of equity incentives to Executive Officer	Passed by a show of hands

Proxy voting intentions

RESOLUTION NO.	FOR	AGAINST	OPEN	TOTAL
2	58,963,781	339,052	5,187,077	64,489,910
3	50,831,855	16,334,295	5,165,744	72,331,894
4	59,084,987	8,081,107	5,165,744	72,331,838
5	41,278,365	8,540,207	5,157,592	54,976,164
6	48,722,397	9,486,006	4,173,975	62,382,378
7	58,219,555	8,968,442	5,161,437	72,349,434
8	50,166,472	17,032,970	5,156,437	72,355,879
9	45,650,579	8,916,068	5,155,493	59,722,140

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

No abstention votes were recorded

David Green
Company Secretary

RECEIVED Alchemia

Alchemia's Annual General Meeting 2008 MAY 28 A 9:17

Chief Executive Officer's Presentation OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 November 2007

[This presentation is to be read in conjunction with the CEO slides presentation]

Thank you Mel.

I will quickly run through the main results over the past year and current activities within your company, and highlight some of the milestones we are aiming to achieve in the remainder of this financial year and beyond. If successful, several of these milestones should be significant value drivers, and number fall in the next 3-6 months. I hope that you take away from this AGM the confidence that Alchemia has not only made significant progress over the past twelve months, but that this progress will be translated into a significant uplift in value for shareholders in the near future.

[Slide 3] We had a rocky start to the last financial year with the termination of our US marketing agreement with APP for fondaparinux. However, we rapidly responded to the challenge by signing up Dr Reddy's Inc as our US marketing partner and transferring the manufacturing to Dr Reddy's operations in India. After the successful completion of the Meditech merger we were delighted with the Phase II results of the lead program that we acquired, HyCAMP. We also signed a collaboration agreement with Euroscreen for drug discovery and, just after the end of financial year, successfully completed a fundraising mainly from US institutions. With over $20M in cash we are in a very strong position to deliver in the near term.

[Slide 4] Regarding the overall shape of our portfolio, this chart is the traditional way of representing our projects with fondaparinux closest to the market with filing and hopefully approval in calendar 2008 and revenues to Alchemia in 2009. Behind fondaparinux is our lead cancer drug HyCAMP which, as a result of the excellent Phase II results, will have a significantly shorter path to market with pivotal trials, sufficient for filing for approval, starting in 2008. Further back we have multiple product and partnering opportunities emanating from the HyACT cancer drug technology and our VAST drug discovery programs.

[Slide 5] Presented in a different way our portfolio looks like this, when taking into consideration the inherent risk in the projects and their potential financial return. Fondaparinux is low risk as it is a generic drug and because is so advanced in its development. Our cancer portfolio has the potential to deliver higher financial value and we consider it to have only medium level of risk as we are taking existing cancer drugs and making them work better. Our drug discovery technology, VAST, has the potential to deliver novel new chemical entities which may have blockbuster potential but concomitantly carry much higher risk. We believe that this profile will help us to build a substantial and sustainable business.

Alchemia

[Slide 7] So now for some more detail. Our generic fondaparinux is a copy of GlaxoSmithKline's drug Arixtra which is used for the prevention and treatment of deep vein thromboses - better known as blood clots or DVTs. Arixtra is a recent entrant in the market but is gaining market share based on its superior clinical profile compared with the market leader, a low molecular weight heparin, Lovenox, sold by Sanofi-Aventis.

[Slide 8] This growth will continue to be supported by new approvals and increased market share. The bigger the sales of Arixtra the greater the sales potential of our generic copy.

[Slide 9] This slide illustrates the different products in the heparin market and how they compare. I would like to draw your attention to the fact that fondaparinux is the only molecule that is made using synthetic chemistry - the others are rather poorly defined mixtures of molecules derived from animal sources.

[Slide 10] Generally generic drugs generally have relatively low sales and poor margins because there are usually many competitors. Our fondaparinux is likely to be of far greater value for a number of reasons. Firstly, it is extremely difficult to make, indeed Arixtra probably has the most complex synthesis of any drug currently on the market. Our process is simpler, novel and we have filed patents to protect it. We believe that the process used by GSK is unlikely to be copied due to its complexity. Secondly, the Food and Drug Administration has recently rejected an application for approval of a generic copy of Lovenox meaning that we could be the first generic in the $4.5Bn heparin market and have the possibility of being in that position for some time.

[Slide 11] As the only generic, the price of our product will also remain high due to the lack of competition. This graph form the US FDA's website shows that a sole generic commands, on average, 94% of the branded drug's price.

[Slide 12] Our collaboration with Dr Reddy's is working extremely well. Reddy's has achieved a cost of manufacture that has exceeded our most optimistic forecasts which will, of course, feed through to greater profits for Alchemia. In addition, our agreement signed earlier this year gives Alchemia a minimum of 50% of profits from Reddy's sales of fondaparinux with the potential to receive 60%, an improvement on the deal terms that we had under the terminated APP agreement. In terms of timing, the filing of the ANDA for approval in the US has been delayed by the change in manufacturer but, with the promise of shorter review times at the FDA for first generics, we might still meet the milestone set in our 2003 IPO prospectus and receive approval in calendar 2008.

[Slide 13] Our objectives for the remainder of the year are clear, we will continue to very actively project manage the Dr Reddy's relationship whilst seeking partnerships in other parts of the world. We are also evaluating other routes of administration of fondaparinux.

Now onto our Oncology business, Alchemia Oncology Limited based in Melbourne.

[Slide 15] Put simply, the HyACT technology platform uses a naturally occurring material, Hyaluronic acid to deliver more drug to tumours in the body, resulting in more effective cancer treatment.

[Slide 16] HyCAMP is our most advanced oncology product in clinical development and is a combination of Pfizer's drug Camptosar with Hyaluronic acid. I'd like to stress that both components are already approved for use in man, reducing the risk of unexpected toxicity and making the path to approval more straightforward. Following on from a successful Phase I trial, we recently announced the results of an eighty patient study comparing the safety and activity of HyCAMP compared with Camptosar alone.

[Slide 17] The trial generated a huge amount of positive data but, most importantly, it showed a 116% increase in Progression Free Survival or PFS - the time period before either death or progression of a patient's disease. This increase is statistically highly significant, meaning that it is very unlikely to be a false result.

[Slide 18] It is also worth highlighting that from a regulatory and commercial perspective that there are numerous drugs that have been approved based on Progression Free Survival. Indeed many approved drugs have not achieved the same degree of improvement over other therapies that we have seen with HyCAMP. All of these are commercially successful products.

[Slide 19] Another important result was that the safety profile of HyCAMP was virtually identical to that of Camptosar i.e. we were not achieving better efficacy at the expense of patients experiencing worse side effects. This also reduces the chance of unexpected toxicities when HyCAMP is used in combination with other cancer therapies - which is often the case.

[Slide 20] As I mentioned earlier, HyCAMP is merely the first product from the HyACT platform. In preclinical models we have demonstrated that it enhances the activity of a large range of cancer therapies including monoclonal antibodies such as Erbitux and Avastin. We believe that there are multiple product and partnering opportunities for this platform.

[Slide 21] So what have we been doing since the Phase II result and what can you expect during the remainder of the financial year? Since receiving the final dataset in early September we have; completed the Clinical Study Report, a key document for regulatory agencies and potential partners; and we have spoken with a number of Key Opinion Leaders about the structure of the next trial and designed the future development path. A number of these Key Opinion Leaders all of whom are internationally respected colorectal oncologists have now formally joined our Clinical Advisory Board. We have concluded that for our pivotal studies we will study HyCAMP in combination with the monoclonal antibody Erbitux comparing it to Camptosar plus Erbitux. We have requested a meeting with the FDA to discuss our proposed development path and, once we have the agencies response, we will be able to give much greater clarity to the future development times for HyCAMP. In previous interactions with the FDA, the agency has indicated that we will only need to perform one pivotal clinical trial providing a more rapid and less expensive route to market. HyCAMP and HyACT offer multiple partnering opportunities and we are actively exploring a number of potential avenues.

Now I would like to update you on the significant progress that has been made with our VAST drug discovery platform.

[Slide 23] You have probably heard of drugs interacting with their targets like a key interacts with a lock - it has to be the right shape and size in order to open the lock. The main objective of drug discovery is not only to find a key but to find molecules with the right attributes in terms of toxicity, convenience of dosing, cost of manufacture etc. If the structure of the target or our 'lock' is known then one can use rational drug design to make a molecule of the right shape and build into it the right attributes. If we do not know the structure of the target we are forced to use random screening of often millions of molecules in the hope for finding an active molecule. Often these molecules do not have desirable drug-like qualities. Our VAST technology is a bridge between the two approaches where we have designed libraries of molecules that we know are drug like and have the potential to hit a very broad range of targets.

[Slide 24] This approach is of particular use when the structure of a target is unknown as is the case with a large family of drug targets called G-protein-coupled receptors or GPCRs. Many current drugs work through interaction with GPCRs and most have been discovered by random screening of libraries. That said, there are still a large number of GPCRs for which there is no drug and many where the current drugs are sub-optimal.

[Slide 25] This slide simply illustrates some of the top 20 drugs by sales in the US that target G-protein coupled receptors. To be clear, we believe that our approach will work against a multitude of other types of targets but that our technology has a particular advantage with GPCRs.

Alchemia

[Slide 26] In terms of how 'drug-like' VAST molecules are; they are the right size, have good activity or potency, good specificity for their targets, good half-lives in the body - suggesting that once daily dosing is possible, and around half are predicted to be orally available, and, thus far, our experience is that they have a good toxicity profile. Our mid-term strategy is to generate data that supports the utility of VAST as a drug-discovery engine with the aim of securing significant partnerships with pharma and biotech companies as well as supporting a proprietary pipeline.

[Slide 27] In terms of progress thus far. Alchemia has successfully completed pre-clinical development of ACL16907 which showed excellent drug-like characteristics. Earlier this year we announced the discontinuation of this molecule for commercial reasons - the data gleaned from this project is highly supportive of the VAST approach. In July last year we signed a collaborative agreement with a specialist GPCR drug-discovery company, Euroscreen. Together we have screened six high value targets and identified VAST molecules that were active against each. We are now jointly optimizing molecules against two of the most promising targets. In collaboration with the University of Queensland we have discovered VAST molecules that have activity against opioid receptors. Using novel screens we now hope to identify molecules that have powerful pain-killing activity without some of the associated complications of constipation, habituation and respiratory depression. Whilst not strictly VAST molecules, our novel antibiotic program continues to advance in development. These molecules have a novel mechanism of action. We have molecules that have activity in models of infection and have importantly shown low probability of resistance. We are testing these molecules in more stringent models of disease at which point we will seek to outlicense this program.

[Slide 28] The programs that I have described have utilized a small library of VAST molecules designed to hit a particular sub-set of targets. We are currently synthesizing a much larger library that will be able to target a much broader range of targets. This we believe will open up significant drug discovery partnerships. Whilst this library will not be completed before the end of 2008 we hope to generate more data in the shorter term from our programs.

[Slide 30] In summary each of our key areas of activity, fondaparinux, our oncology and drug discovery platforms will be generating significant data in the year ahead. I would also like to take this opportunity to thank all of the staff at Alchemia, both in Brisbane and in Melbourne, and our many partners and collaborators for the achievements over the last financial year. I believe that we are now in excellent shape to deliver significant commercial results in the coming 12months.

Pete Smith
Chief Executive Officer
Alchemia Limited

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 07 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: 07 33400200

About Alchemia Limited - www.alchemia.com.au

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which will generate near-term revenues and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT® (targeted cancer drug delivery) and VAST™ (drug discovery). HyCAMP™, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Arixtra® is a registered trademark of GlaxoSmithKline. VAST™, HyCAMP™ and HyACT® are trademarks of Alchemia and Alchemia Oncology.

About VAST™

VAST™ is a patented drug discovery platform which provides a new approach to the discovery of small molecule drug leads. VAST™ enables rapid identification of compounds with the right structural and functional characteristics for a given biological target. It can significantly reduce the time taken to discover and optimize potential new drugs.

Alchemia is applying VAST™ to the discovery of drugs that target G-protein coupled receptors (GPCRs). Various GPCRs are targeted by approximately one third of all drugs, and therapeutics targeting these proteins have worldwide sales estimated at US$100 billion per year. However, there are many GPCRs that are not drug targets, either because their function is unknown or because promising drug leads have not been identified using traditional drug discovery technologies. VAST™ is ideally suited for the discovery of new drug leads against this highly important family of targets.

About HyCAMP™

HyCAMP™ is Alchemia's most advanced anticancer product using the HyACT® technology. HyCAMP™ combines the chemotherapeutic drug irinotecan (Pfizer's Camptosar®) with hyaluronic acid (HA). In May, Alchemia reported results from a phase II clinical trial. HyCAMP™ produced a statistically significant increase in disease control and more than a doubling in progression free survival compared with Camptosar® only treatment.

Camptosar® is widely used in the treatment of various cancers, predominantly of colorectal cancer. Sales of Camptosar® by Pfizer were over US$900 million in 2006. The US patent for irinotecan expired in August 2007 and patents in major European countries expire from 2009.

Alchemia Limited

Pete Smith, CEO

Annual General Meeting 2007

Alchemia

Disclaimer

- Alchemia Limited does not make any representation or warranty as to the truth or accuracy, completeness, currency or reliability of any information provided to a potential investor or any other written or oral information made available to any potential investor or its advisers, and does not accept:
  - any responsibility arising in any way for any errors in or omissions from any information or for any lack of accuracy, completeness, currency or reliability of any information made available; or
  - any liability for any loss or damage suffered or incurred by the recipient or any other person as a result of or arising out of that person placing any reliance on the information or its accuracy, completeness, currency or reliability.

- The forecasts included in the presentation or any other written or oral forecasts made available to any potential investor or its advisers are not representations as to future matters. These forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, some, if not all, of which are outside the control of Alchemia Limited. No representation is made that any forecast will be achieved. Actual future events may vary significantly from the forecasts. Each potential investor should make and must rely on its own enquiries and investigations regarding the assumptions, uncertainties and contingencies which may affect Alchemia Limited's future operations and values and the impact that a variation of future outcomes may have on Alchemia Limited

Key events during the year

- Orderly termination of APP agreement for N. American rights to fondaparinux
- Change of fondaparinux manufacturer from Dow Pharmaceuticals to Dr Reddy's
- Agreement with Dr Reddy's for N. American rights to fondaparinux
- Completion of Meditech merger
- Statistically significant efficacy achieved in Phase II study of HyCAMP in colorectal cancer
- Signing of collaborative research agreement with Euroscreen

R&D Portfolio

Therapeutic Area	Process Development	Laboratory Scale-up	Technology Transfer	Commercial Scale-up	Marketing Application	Product Launch	Partner
Cardiovascular	Generic Fondaparinux				2008	2009	Dr Reddy's

Therapeutic Area	Discovery & Preclinical	Phase I	Phase II	Phase III	Marketing Application	Product Launch	Partner
Oncology	HyCAMP™			2008			
Oncology	HyDox™						
Oncology	HyFive™						
Angiogenesis	Somatostatin program						
Various	VAST™ Technology						Euroscreen s.a.

A balanced portfolio


RETURN
Fondaparinux
·Close to market
·Generic
·Clear regulatory path
HyCAMP
HyACT
·Phase II proof-of-concept
·Supergeneric / other opportunities
·Shorter regulatory path
VAST Small
Molecules
·Discovery stage
·High value products
·Novel platform
RISK

Generic fondaparinux

Alchemia

Synthetic Heparin (fondaparinux)

- Generic copy of GlaxoSmithKline's Arixtra®
- Arixtra is gaining market share in $4.5Bn heparin market
  - Superior safety profile versus market leader Lovenox®
    - 47% reduction in bleeding compared with Lovenox in ACS
  - Superior efficacy profile versus Lovenox
    - 56% improvement in deep vein thrombosis (DVT) prophylaxis
- New indications for Arixtra will drive future growth
  - Approvable letter for ACS indication 5 Feb 2007
  - ACS approved in EU September 2007
  - Highest recommendations from ECS, AHA and ACC

ACS = Acute Coronary Syndrome = increased risk of heart-attack

Arixtra® sales


Arixtra Sales, $US Thousands
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
US
Top 5 Europe
3m Average
3m Average

Source: IMS data

Heparin family of molecules



	Unfractionated Heparin (UH)	Low Molecular Weight Heparin (LMWH)	Fondaparinux
Brands	Generic	Lovenox, Fragmin, Fraxiparin	Arixtra
Introduced	1930	1993	2002
Source	Animal derived	Animal derived	Synthetic
Composition	Complex mixture	Complex mixture	Single molecule
Delivery	Infusion	2x daily injections	1x daily injection
Reduction in DVT	44%	67%	85%
Activity	Factor II, Xa, others	Factor II<Xa, others	Factor Xa

A unique generic opportunity

- Alchemia has the **only** known generic fondaparinux sodium
  - GSK's synthetic process is complex and low-yielding
  - Alchemia has a superior, patented process
- Completely synthetic – not animal derived
  - Low-molecular weight heparins e.g. Lovenox, are complex biological mixtures
- Route to market via Abbreviated New Drug Application (ANDA)
  - Regulatory path for other generic heparins is not clear
  - FDA has rejected Momenta/Sandoz ANDA for generic Lovenox
- Alchemia's fondaparinux may be the first generic in the $4.5Bn heparin market

Alchemia

ANDAs do not normally require any clinical studies

Generic pricing

- Prices remain high when there are fewer generics
- No evidence of other generic competitors for fondaparinux

Generic Competition and Drug Prices


Average Relative Price per Dose
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Average Relative Price (avg generic / brand)
39%
26%
21%
20%
26%
20%
16%
11%
Number of Generic Manufacturers

Source: FDA analysis of retail sales data from IMS Health, IMS National Sales Perspective (TM), 1999-2004, extracted February 2005

Alchemia

September 2007

Manufacturing and Marketing

DR. REDDY'S

- Manufacturing at Dr Reddy's on track
  - Substantial reduction in Cost of Goods achieved
- Marketing Agreement for North America
  - Up to 60% profit share with right of first refusal for EU
- 2003 Prospectus envisaged fondaparinux approval H2 2008
  - ANDA has been delayed by change in manufacturer but...
  - FDA review time expected to be shorter
  - Milestone may still be achieved

Objectives - fondaparinux

- Project manage collaboration with Dr Reddy's
  - Committee meetings every two weeks
  - Regular face-to-face meetings in Hyderabad and New Jersey
- Seek partner(s) for other territories
  - Able to enter most non-EU territories
  - EU in 2012 (Dr Reddy's has option)
- Evaluate other routes of administration

Alchemia Oncology

Alchemia

HyACT™ Technology Platform

- Hyaluronic acid used to deliver chemotherapy agents more effectively to tumors – increased efficacy


Hyaluronate (HA)
Anti-cancer drug
The drug is entrapped within the HA matrix.
HA with entrapped drug binds to cancer cells via HA receptors thereby delivering the drug directly to cancer cells.

What is HyCAMP™?

- HyCAMP is the most advanced product using the HyACT drug-delivery technology
- HyCAMP is a proprietary combination of two approved products
  - Camptosar®, Pfizer's drug irinotecan ($903M sales in '06)
  - Hyaluronic Acid (HA), used in eye and knee surgery.
- Phase I HyCAMP Clinical trial completed
  - 12 patients, positive safety profile established
- Phase II HyCAMP Clinical trial completed
  - Randomised, open-label, HyCAMP vs Camptosar in eighty 5-FU refractory metastatic colorectal cancer (mCRC) patients

HyCAMP Phase II - Efficacy

- Significant increase in progression-free survival (5.2 vs 2.4 months)
- Significant increase in time to treatment failure (4.0 vs 1.8 mths)

Progression-free survival (PFS)


Group
Control
HyCAMP™
Log-Rank p-value = 0.014
Progression free proportion
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
Months

Hazard ratio 0.46 p= 0.0109

After adjustment for prognostic factors

Time to treatment Failure (TTF)


Group
Control
HyCAMP™
Log-Rank p-value = 0.0071
Probability of treatment failure
1.0
0.8
0.6
0.4
0.2
0.0
0
1
2
3
4
5
6
Months

Hazard ratio 0.47 p= 0.0150

After adjustment for prognostic factors

Recent cancer drug approvals

Drug	Sales 2006 $M	Date of 1st approval	Study cohort	Overall survival data	Progression-free survival	Endpoint for approval*
Vectibix®	39	Sep 2006	3rd line CRC	No benefit	3.4 vs 2.1 weeks (p<0.0001)	PFS
Nexavar®	165	2005	Advanced RCC	No benefit	24 v 12 weeks mths (p<0.00001)	PFS
Abraxane®	175	Apr 2006	mBCA	No benefit	23 vs 16.9 weeks, p=0.006	TTP
Rituxan®	2,250	2003	NHL	46 % vs 58%, p <0.05	31 % reduction, P<0.5	OS
HyCAMP	-	-	2nd, 3rd line CRC	43 vs 32.8 weeks	20.8 v 9.6 weeks	-

*** PFS = Progression-free survival, TTP = time to progression, OS = overall survival**

HyCAMP Phase II - Safety

- No significant differences in toxicity/adverse events
- Very similar doses of Camptosar® delivered in both arms

Adverse Events per cycle per patient on trial



No. of Events
0
1
2
3
4
5
6
Cycle 1
Cycle 2
Cycle 3
Cycle 4
Cycle 5
Cycle 6
Cycle 7
Cycle 8
AE Rate Control
AE Rate HyCAMP

Commercial significance

- HyCAMP is the most advanced product using the HyACT delivery platform
- HyACT improves performance of a range of oncology therapeutics
  - Chemotherapeutics e.g. doxorubicin, 5-FU, navelbine, gemcitabine
  - Antibodies e.g. Erbitux®, Avastin®
- HyDOX and HyFIVE have completed phase I clinical trials
  - Strong preclinical packages for several HyACT products

Objectives/milestones - Oncology

- Clinical Study Report completed ✓
- Clinical path defined with Clinical Advisory Board ✓
- IND prepared and ready to file ✓
- Pre-IND meeting requested with FDA ✓
- Meet with FDA and EMEA Q1 2008
- File IND Q1 2008
- Initiate combination study Q2/3 2008
- Determine strategy for other HyACT products
- Explore commercial opportunities for HyCAMP/HyACT

VAST/Drug Discovery

Alchemia

Drug Discovery approaches

Is structure of target known?

Yes

Rational drug design
Fragment-based approaches

VAST

Small rationally designed libraries of drug-like molecules

No

Random screening

100,000+ molecules
Natural, combinatorial, peptide, other libraries





What is VAST™?

- Rationally designed libraries
  - Each molecule is 'drug like'
  - Each molecule is designed to have a different 3D shape
    - Every possible 'key' that might open the 'lock'
- VAST is particularly useful when the structure of target is unknown
  - Demonstrably higher 'hit-rate' compared with random screening
- Initial focus is on G-protein coupled receptors (GPCRs)
  - GPCR structures not known
  - 50% of all drugs, 25% of top 100 drugs target GPCRs
  - For many GPCRs there is no small molecule drug

Top 20 selling GPCR drugs

#	Brand	Indication	Marketer	GPCR Target	2005 US Sales $Bn
5	Advair	Asthma	GSK	Corticosteroid	3.6
7	Zoloft	Depression	Pfizer	5-HT reuptake	3.1
13	Seroquel	Schizophrenia	AZ	5-HT2 /D2	2.6
14	Effexor	Depression	Wyeth	5-HT reuptake	2.6
15	Zyprexa	Schizophrenia	Lilly	Dopamine	2.5
16	Singulair	Asthma	Merck	LTB4	2.3
18	Risperdal	Schizophrenia	J&J	5-HT2/D2	2.3

Attributes of VAST molecules

- ✓ Molecular weight 450-600Da
- ✓ Low μM-nM hits
- ✓ Good target specificity
- ✓ Half-life 7-9 hrs, once daily delivery
- ✓ Good oral bioavailability
- ✓ Good toxicity profile e.g. ACL 16907



FSL - Molecular Weight
Frequency
MW



FSL - Oral Bioavailability Model

To be done

- ➤ Blood-brain barrier penetration
- ➤ More data on more molecules

Alchemia

Drug discovery projects

- ACL16907 – somatostatin agonist, discontinued
  - Excellent pharmacology, toxicity, activity
  - Discontinued for commercial reasons

EUROSCREEN S.A.

- Euroscreen collaboration (signed July '06)
  - Hits against 6/6 high value targets, co-developing 2 targets
  - Supported by A$2M SSIF grant

TetraQ

- Opioid program with University of Queensland
  - Hits against mu-, delta- and kappa- receptors
  - Seeking pain management drugs with reduced side effects

- Novel antibiotic (transglycosylase) program
  - Activity against S. aureas confirmed in animal models
  - Results from further testing in Q1 '08

Objectives – Drug Discovery

- Currently synthesizing ‘Universal Library’
  - 16,000 drug-like molecules
  - 1/5 synthesized
  - Targeting completion end 2008
- Confirm activity of antibiotic program in models of infection
- Data from Euroscreen collaboration
- Build robust data package to support partnering activities

Summary

Alchemia

Key Milestones for FY 2008

- Completion of first commercial scale manufacture of fondaparinux
- ACS approval for Arixtra
- Filing for approval of fondaparinux in US
- Meeting with FDA to discuss path to market for HyCAMP
- Filing of IND for HyCAMP
- Initiation of HyCAMP combination study
- Preclinical efficacy for novel antibiotic in stringent models
- Results of business development activities

Alchemia

Alchemia's Annual General Meeting

Chairman's Presentation

23 November 2007

Good morning ladies and gentlemen. My name is Mel Bridges. As your - Chairman I welcome you to Alchemia's 2007 Annual General Meeting. On behalf of my fellow directors I'd like to take this opportunity to thank you for taking the time to attend today's meeting.

Before I go any further could you please check to see that your mobile phones have been switched off. Thank you.

Now, please let me explain how we would like to run the AGM today. I would like to start by introducing Directors and Senior Management before providing you an overview of the most important development over the last year as well as the outlook for the company. Our CEO, Pete Smith will then outline the operational performance for the past year. We will then proceed to the agenda items and a vote on the resolutions before concluding the meeting with questions from the floor and breaking for refreshments.

Every opportunity will be given to those who wish to contribute a comment or to ask questions on any items when questions are taken from the floor.

It is now the appointed time for the meeting and a quorum is present. I would like to start by introducing the directors and senior executives of Alchemia Limited.

They are, starting from this end of the table, Pete Smith is our Managing Director and Chief Executive Officer, David Green Alchemia's Chief Financial Officer and Company Secretary, and our non-executive directors; Tracie Ramsdale, Nerolie Withnall, Peter Andrews and Julian Clark.

I also note the presence of Priyanka Jayasuriya as the representative of the auditors Ernst & Young and thank them for their attendance here today. Ernst & Young will be available to answer any shareholder questions on the financial accounts. I also note that representatives of our share registrar Link Market Services are also present here today.

The notice of meeting has been sent to all members and copies of the notice of meeting are available here today and therefore I propose that we take the notice of meeting as read.

OVERVIEW

The past twelve months has seen the establishment of a new US marketing alliance, with generic specialist company Dr Reddy's Laboratories Limited (Dr Reddy's), and the receipt of exceptional efficacy results from the Phase II HyCAMP™ study. It is these programs I wish to elaborate on further.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Fondaparinux

I am very pleased to report that Alchemia's generic fondaparinux program is back on track. In April we announced our new US marketing partner, Dr Reddy's. Dr Reddy's is an emerging leader in the US generics drug market where it has 35 marketed products. Under the new alliance terms, Alchemia is now entitled to receive up to 60% of profits from the sales of fondaparinux. In addition to establishing a marketing agreement with Dr Reddy's, Alchemia also signed a manufacturing agreement with the company, establishing a lower and flexible cost base in India for the manufacture of bulk fondaparinux API. Sales of Arixtra® (branded fondaparinux) by GlaxoSmithKline are growing strongly, with CY 2006 sales up 143% from those in 2005, to US$107m. Sales for the three quarters of 2007 to date are in excess of US$140m. The company remains on track for the launch of fondaparinux in 2009, with Dr Reddy's expecting to take full advantage of the FDA's First Generics Policy.

HyCAMP

Last year Alchemia acquired Meditech and along with it the Phase II product HyCAMP™ and the drug delivery platform HyACT®. This was a strategic decision to grow the business through the acquisition of clinical products and expertise, filling the gap between our near term product, fondaparinux, and the higher risk new chemical entities from our VAST™ drug discovery platform. Alchemia now has a sustainable pipeline of product opportunities, which will aim to maximise revenue opportunities in the medium and longer terms. With this in mind it is extremely exciting to see the results from the HyCAMP™ Phase II clinical trial, with this product targeting the US$900m+ Camptosar® market. The clinical results show improved anti-cancer activity of statistical significance for HyCAMP™ over Camptosar® alone. In fact, it is anticipated that, due to the significantly longer period of 'progression-free survival' for patients receiving HyCAMP™, the time for HyCAMP™ to get to market will be significantly reduced.

In parallel with Alchemia's novel drug discovery programs, the company has focussed on the development of proprietary formulations of generic drugs. Most generics are commodity products, that is they are easy to manufacture. As such they offer no barriers-to-entry to companies wishing to enter the market, leading to intense competition and shallow product margins. However in the case of fondaparinux, Alchemia's proprietary synthesis presents a high barrier-to-entry to potential competitors, and we fully expect that competition in the fondaparinux space will be limited to GSK and Alchemia / Dr Reddy's for some time. In the case of HyCAMP™, Alchemia has developed a proprietary formulation of irinotecan. This reformulation creates substantial value by offering improved clinical benefits. As a result we expect to capture a greater market share of the irinotecan market than commodity generic versions. HyCAMP™'s improvements also offer the possibility of premium pricing over other generic irinotecan drugs.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

OUTLOOK

In addition the company undertook a successful capital raising in July 2007 which has significantly strengthened its funding position, enabling management to continue the development of the VAST™ and HyACT® technology platforms whilst, at the same time, exploring commercialisation and partnering opportunities around those platforms. The capital raising ($15.2 million) lifted the cash reserves of the company at that time to just under $25 million.

In May this year Alchemia announced that Director of Commercialisation Dr Peter Smith had been appointed CEO of the Company. Peter's credentials are impeccable: he has founded and led biotech companies in the UK and Australia and has almost 10 years experience with leading investment banks UBS and HSBC.

Peter has inherited a Company with a solid foundation of technology, programs and talented employees. This is due in large part to the outstanding efforts of former Managing Director and CEO Tracie Ramsdale. On behalf of all at Alchemia I would like to thank Tracie for her drive and dedication over the years. The company will continue to draw upon Tracie's expertise as a non-executive director and chairman of the Scientific Advisory Board.

Alchemia's future looks stronger than ever, and over the coming year Alchemia will strive to capitalise on the pre-clinical opportunities HyACT® presents and work with Dr Reddy's to expedite fondaparinux to market. On behalf of the board I would like to thank all Alchemia employees for their contribution to the company's continuing success over the past year. The best is still to come,

I will now hand over to Pete, who will talk in more detail about our progress over the last twelve months.

Mel Bridges
Chairman
Alchemia Limited

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 07 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: 07 33400200

About Alchemia Limited - www.alchemia.com.au

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which will generate near-term revenues and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT® (targeted cancer drug delivery) and VAST™ (drug discovery). HyCAMP™, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Arixtra® is a registered trademark of GlaxoSmithKline. VAST™, HyCAMP™ and HyACT® are trademarks of Alchemia and Alchemia Oncology.

About VAST™

VAST™ is a patented drug discovery platform which provides a new approach to the discovery of small molecule drug leads. VAST™ enables rapid identification of compounds with the right structural and functional characteristics for a given biological target. It can significantly reduce the time taken to discover and optimize potential new drugs.

Alchemia is applying VAST™ to the discovery of drugs that target G-protein coupled receptors (GPCRs). Various GPCRs are targeted by approximately one third of all drugs, and therapeutics targeting these proteins have worldwide sales estimated at US$100 billion per year. However, there are many GPCRs that are not drug targets, either because their function is unknown or because promising drug leads have not been identified using traditional drug discovery technologies. VAST™ is ideally suited for the discovery of new drug leads against this highly important family of targets.

About HyCAMP™

HyCAMP™ is Alchemia's most advanced anticancer product using the HyACT® technology. HyCAMP™ combines the chemotherapeutic drug irinotecan (Pfizer's Camptosar®) with hyaluronic acid (HA). In May, Alchemia reported results from a phase II clinical trial. HyCAMP™ produced a statistically significant increase in disease control and more than a doubling in progression free survival compared with Camptosar® only treatment.

Camptosar® is widely used in the treatment of various cancers, predominantly of colorectal cancer. Sales of Camptosar® by Pfizer were over US$900 million in 2006. The US patent for irinotecan expired in August 2007 and patents in major European countries expire from 2009.

Alchemia

ASX / Media Release

14 November 2007

Alchemia establishes an Oncology Clinical Advisory Board

Alchemia Limited today announced the establishment of a Clinical Advisory Board (CAB) comprising several international experts, with significant research and clinical experience in oncology to help guide the development of Alchemia's HyCAMP clinical program. The CAB will be chaired by Dr Peter Gibbs, who has been the Principal Investigator for the two successful HyCAMP trials run in Australia to date.

It is intended that an Investigational New Drug (IND) application, to treat patients with colorectal cancer with HyCAMP and cetuximab (Erbitux®), will be filed with the US Food and Drug Administration (FDA) in the coming months.

Alchemia's Clinical Advisory Board comprises:

Dr Peter Gibbs (Ludwig Institute, Royal Melbourne Hospital and Western Hospital, Australia)
Dr Mace Rothenberg (Vanderbilt-Ingram Cancer Center, USA)
Dr Leonard Saltz (Memorial Sloan-Kettering Cancer Centre, USA)
Dr Alan Venook (University of California, USA)
Dr Tracey Brown (Alchemia Oncology Pty Ltd and Monash University, Australia)

ENDS

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 0733400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: 07 33400200

About Alchemia Limited - www.alchemia.com.au

Alchemia Limited is a listed Australian biotechnology company (ASX:ACL). The Company has particular expertise in chemistry, which it has applied to the discovery and development of human therapeutic products. Alchemia's antithrombotic drug, generic fondaparinux, is the Company's near term opportunity that targets the multi-billion dollar heparin-drug market and is expected to be generating revenues for the company in 2009. Alchemia's pipeline of assets are built on two platforms technologies: HyACT® (targeted cancer drug delivery) and VAST™ (drug discovery).

Alchemia

Alchemia acquired Melbourne based oncology company Meditech Research Limited, obtaining the cancer targeting HyACT® drug delivery platform and the phase II product, HyCAMP. Meditech was renamed Alchemia Oncology.

Arixtra® is a registered trademark of GlaxoSmithKline. VAST™, HyCAMP™ and HyACT® are trademarks of Alchemia and Alchemia Oncology.

About HyCAMP

HyCAMP is Alchemia's most advanced anticancer product using the HyACT® technology. HyCAMP combines the chemotherapeutic drug irinotecan (Pfizer's Camptosar®) with hyaluronic acid (HA). In May, Alchemia reported results from a phase II clinical trial. HyCAMP produced a statistically significant increase in disease control and more than a doubling in progression free survival compared with Camptosar® only treatment.

Camptosar® is widely used in the treatment of various cancers, predominantly of colorectal cancer. Sales of Camptosar® by Pfizer were over US$900 million in 2006. The US patent for irinotecan expired in August 2007 and patents in major European countries expire from 2009.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

delivery

Alchemia

Notice of 2007 Annual General Meeting and Explanatory Notes

Meeting to be held at the Lecture Theatre, Level 5, Riverside Centre,

123 Eagle Street, Brisbane Qld 4000

Friday 23 November 2007 at 11am (Brisbane time)

Alchemia Limited ACN 071 666 334

notice of annual general meeting

Notice is given that the annual general meeting of Alchemia Limited (Company) will be held at the Lecture Theatre located at Level 5, Riverside Centre, 123 Eagle Street, Brisbane, on Friday 23 November 2007 at 11am (Brisbane time).

Ordinary business

Financial statements and reports

1. To consider and receive the Financial Report, the report of the Directors and the Auditor's Report for the year ended 30 June 2007.

Remuneration report

To consider and if in favour pass the following resolution as a non-binding ordinary resolution in accordance with section 250R(2) of the *Corporations Act*:

2. 'That the remuneration report for the financial year ended 30 June 2007 as disclosed in the Directors' Report be received and approved.'
   NB: Under section 250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

Election of Dr Tracie Ramsdale

To consider and if in favour pass the following resolution as an ordinary resolution:

3. 'That Dr Tracie Ramsdale, a Non Executive Director, who retires by rotation in accordance with rule 16.1 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company.'

Election of Mrs Nerolie Withnall

To consider and if in favour pass the following resolution as an ordinary resolution:

4. 'That Mrs Nerolie Withnall, a Non Executive Director, who retires by rotation in accordance with rule 16.1 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company.'

Special business

Ratification and approval of previous allotment and issue of shares

To consider and if in favour pass the following resolution as an ordinary resolution:

5. 'That for the purposes of Listing Rule 7.4, shareholders ratify and approve the previous issue of shares as detailed in the Explanatory Memorandum.'

Increase in Directors' fees

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

6. 'That for the purpose of Listing Rule 10.17, the maximum aggregate annual fees payable to the Company's directors be increased by $200,000 from $300,000 (inclusive of superannuation guarantee charge (SGC) contributions) to $500,000 per annum (inclusive of SGC contributions), to be apportioned at the Directors discretion.'

Amendment and re-approval of employee equity plans

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

7. 'That the Alchemia Limited Employee Share Option Plan ('ESOP') be amended on the terms set out in the accompanying Explanatory Memorandum and be approved for a further period of three years from the date of this AGM for all purposes including under Listing Rule 7.2 as an exception to Listing Rule 7.1.'
8. 'That the Alchemia Limited Executive Share Plan ('Executive Share Plan') be amended on the terms set out in the accompanying Explanatory Memorandum to the 'Executive & Employee Share Plan' and be approved for a further period of three years from the date of this AGM for all purposes including under Listing Rule 7.2 as an exception to Listing Rule 7.1.'

Approval of award of equity incentives to Executive Director

To consider and if in favour pass the following resolution as an ordinary resolution:

9. 'That, pursuant to Listing Rule 10.14, and in accordance with the Alchemia Limited Executive Share Plan, the members of the Company approve the granting of 1,100,000 options over shares to Dr Peter Smith, the Chief Executive Officer of the Company, in the manner described in the Explanatory Memorandum.
   NB: if approval is obtained under Listing Rule 10.14, approval is not required under Listing Rule 7.1 or Listing Rule 10.11, as set out in the Explanatory Memorandum.

By order of the Board

David Green
Company Secretary

Dated Tuesday 16 October 2007

explanatory memorandum

Notes

(a) A member who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.

(b) The proxy need not be a member of the Company. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(c) If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form.

(d) A corporation may elect to appoint a representative in accordance with the *Corporations Act 2001* (Cth) in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

(e) If you have any queries on how to cast your votes then call David Green on (07) 3340 0200 during business hours.

Voting exclusion statement

In accordance with Listing Rules, the Company will disregard votes cast on:

- Resolution 5 - by any person who participated in the issue and their associate;
- Resolution 6 - by a Director and their associate;
- Resolutions 7, 8 & 9 - by a Director and their associate.

However, the Company need not disregard a vote if:

- it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Ordinary business

Financial statements and reports

The Corporations Act 2001 requires that the report of the Directors, the report of the Auditor and the financial reports be presented to the Annual General Meeting. In addition the Company's Constitution provides for such reports and statements to be received and considered at the meeting. Apart from the matters involving remuneration which are required to be voted upon, neither the Corporations Act 2001 nor the Company's Constitution requires a vote of Shareholders at the Annual General Meeting on such reports or statements, however Shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

In addition to asking questions at the meeting, shareholders may address written questions to the Chairman about the management of the Company, or to the Company s Auditor which are relevant to:

- the content of the Auditor's Report to be considered at the meeting; or
- the conduct of the audit of the annual financial report to be considered at the meeting.

Any written questions must be submitted to the Company Secretary on or before Wednesday 21 November 2007 by post to:

The Company Secretary
Alchemia Limited
PO Box 6242
Upper Mt Gravatt
Queensland 4122

Directors' Remuneration Report

The Corporations Act 2001 requires that the section of the Directors' report dealing with the remuneration of key management personnel including the Directors and the Company Secretary ('Remuneration Report') be put to Shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Annual Report.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon, the Remuneration Report.

Election of Dr Tracie Ramsdale

Dr Tracie Ramsdale is one of the founders of Alchemia and has led the Company's development as its General Manager and Chief Executive Officer from 1998 to 2007. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors.

Election of Mrs Nerolie Withnall

Mrs Nerolie Withnall joined the Board in October 2003. She is a former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane.

She is Chairman of QM Technologies Limited (appointed September 2003), a Director of Campbell Brothers Ltd (appointed 13 December 1994), Pan Australian Resources Limited (appointed 21 May 1996), Hedley Gaming & Leisure Property Partners Limited (appointed 25 June 2006) (all ASX listed companies), and of Queensland's Major Sports Facilities Authority. Nerolie is also Chairman of The Brisbane Institute and a Director of the National Seniors Foundation and a number of privately owned companies. She is Deputy President of the Takeovers Panel, a member of the Corporations and Markets Advisory Committee, a member of the senate of the University of Queensland and a Councillor of the Australian National Maritime Museum.

Nerolie is Chairman of Alchemia's Audit and Risk Committee.

Special business

Ratification and approval of previous allotment and issue of shares

The purpose of Resolution 5 is for shareholders to approve/ratify, pursuant to Listing Rule 7.4, those security issues which occurred during the 12 months before the date of this Annual General Meeting which count toward the Company's 15% limit under Listing Rule 7.1.

Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant here) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the Company during the previous 12 months, exceed 15% of the number of the shares at the commencement of that 12 month period.

The allotment and issue of securities detailed in Resolution 5 did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

Resolution 5 proposes the ratification and approval of the allotment and issue of securities for the purpose of satisfying the requirements of Listing Rule 7.4.

The information required to be provided to shareholders to satisfy Listing Rule 7.4 is specified in Listing Rule 7.5.

In compliance with the information requirements of Listing Rule 7.5, members are advised of the following particulars in relation to the allotment and issue (see table opposite).

Funds raised from the placement will be applied to clinical development programs as detailed in the announcement dated 19 July 2007.

Increase in Directors' fees

Total fees paid to directors of Alchemia Limited are limited to a maximum amount set by shareholders. The present limit of $300,000 per annum was set at Alchemia Limited's AGM held in 2003. Shareholder approval is sought for an increase of that limit by $200,000 to $500,000 (inclusive of SGC contributions).

The proposed increased aggregate amount will increase the potential for the Board to be able to attract appropriately qualified directors, by increasing the benchmark remuneration of the Company's directors.

The Board reviews fees on an annual basis and, as part of the review process, considers external data comparing companies of like size and activity, the time commitment of directors, the size and scale of Alchemia Limited's operations, market capitalisation and other factors.

Fees for directors are not linked to the financial performance of Alchemia Limited in any way as this Board believes this may, or may be seen to, compromise director independence.

Table: Allotment and issue of securities for ratification under Resolution 5 (refer previous page).

Date of issue	Number of securities issued	Issue price per share	Terms of shares issued	Persons to whom shares were issued	Basis for determining allottees and use of funds raised by the issue
26/7/07	19,000,000 shares	$0.80	Shares rank equally in all respects with the existing ordinary shares on issue	Sophisticated investors	Shares issued through a private placement

Amendment and re-approval of equity plans

Amendments

To take into account the Company's advancing product development, corporate growth and increased number of executives, employees and consultants, the Board has conducted a detailed evaluation of the alternatives available to attract, retain and incentivise and reward its personnel.

Whilst the Board wishes to adopt a more equitable, and market based, incentive scheme which acknowledges the need to adequately incentivise and remunerate staff, the Company wishes to invest its cash reserves in R&D, distribution and marketing efforts. Predominantly equity based incentives therefore provide a viable means of recognising and rewarding performance.

The key foundations of the equity incentive program in the future, will be the Employee Share Option Plan (ESOP) and the Executive & Employee Share Plan (formerly the Executive Share Plan).

Each Plan is a component of an integrated strategy regarding the use of equity as part of the Company's overall remuneration policy. The Plans are collectively designed to:

(a) align employee incentives with shareholder interests;

(b) encourage broad-based share ownership by employees; and

(c) assist employee attraction and retention.

The Directors of the Company seek authorisation to issue securities under the plans in accordance with Listing Rule 7.2, Exception 9(b).

Under Listing Rule 7.1, companies are generally restricted from issuing more than 15% of their issued share capital in any 12 month period without shareholder approval. There are a number of exceptions to this restriction, including Exception 9(b), which applies where there is an issue of securities under an employee incentive scheme if, within three years before the date of issue, holders of ordinary securities have approved the issue of securities under the scheme as an exception to Listing Rule 7.1.

The Board has the power to establish and to generally issue options or shares under the plans. The Board considers it prudent to seek shareholder approval so that such issues will not be taken into account for the purposes of the 15% limit under Listing Rule 7.1. The Board considers it desirable to maintain this flexibility to access capital through subsequent issues as required.

The ESOP was adopted at the time of the Company's IPO and the Executive Share Plan was approved by shareholders at the 2004 AGM. Approval for the ESOP is therefore required for the purposes of Listing Rule 7.1. There has been no material change to the ESOP, save except it may now be offered to eligible consultants of the Company.

Pursuant to the ASX Listing Rules specific shareholder approval will be required in relation to offer or issues of securities to directors and specific details of such offers will be required to be disclosed.

ESOP – key terms

Grant of options

All options are to be offered to eligible participants for no consideration. The offer must be in writing and specify, amongst other things, the number of options for which the eligible participant may apply; the period within which the options may be exercised and any conditions to be satisfied before exercise, the option expiry date (as determined by the Board) and the exercise price of the options.

Exercise

The options may be exercised, subject to any exercise conditions, by the participant giving a signed notice to the Company and paying the exercise price in full. The Company will apply for official quotation of any Shares issued on exercise of any options.

Lapse

The options shall lapse upon the earlier of the date specified by the Board or events contained in the ESOP rules, including termination of employment or resignation, but subject to extenuating events such as death or disablement.

Rights of participants

Once Shares are allotted upon exercise of the options the participant will hold the Shares free of restrictions. The Shares will rank for dividends declared on or after the date of issue but will carry no right to receive any dividend before the date of issue.

Should the Company undergo a reorganisation or reconstruction of capital or any other such change, the terms of the options will be correspondingly changed to the extent necessary to comply with the Listing Rules. In the event of a change of control, the Board shall have discretion to deal with the options, including allowing accelerated vesting or the issue of options in the substituted corporation. A holder of options is not entitled to participate in a new issue of Shares or other securities made by the Company to Shareholders merely because he or she holds options.

Assignment

The options are not transferable or assignable without the prior written approval of the Board.

Administration

The ESOP will be administered by the Board which has an absolute discretion to determine appropriate procedures for its administration and resolve questions of fact or interpretation and formulate special terms and conditions (subject to the Listing Rules) in addition to those set out in the ESOP.

Termination and amendment

The ESOP may be terminated or suspended at any time by the Board. The ESOP may be amended at any time by the Board except where the amendment reduces the rights of the holders of options.

Outstanding options

At 30 June 2007, there were 43 participants in the ESOP. These participants have been issued with options over 4.8 million Shares on the following terms:

Number issued	Grant date	Vesting date	Exercise price	Expiry date
277,240	26/07/2002	26/07/2005	0.95	25/07/2007
8,943	17/06/2003	17/06/2006	0.64	16/06/2008
357,729	24/10/2003	24/10/2006	0.70	23/10/2008
894,323	24/10/2003	24/10/2006	0.95	23/10/2008
38,554	24/10/2003	24/10/2006	0.95	23/10/2008
168,151	24/10/2003	24/10/2006	0.64	23/10/2008
29,715	7/11/2003	7/11/2006	0.64	6/11/2008
300,000	19/12/2003	19/12/2006	0.70	18/12/2008
30,000	16/03/2005	16/03/2008	0.93	15/03/2010
50,000	1/07/2005	1/07/2008	0.80	30/06/2010
865,000	21/07/2006	21/07/2009	1.62	20/07/2011
61,404	21/08/2006	21/08/2009	1.62	20/08/2011
27,778	23/02/2007	23/02/2007	1.67	1/02/2010
55,556	23/02/2007	23/02/2007	4.50	1/02/2010
55,556	23/02/2007	23/02/2007	9.00	1/02/2010
30,000	26/02/2007	26/02/2010	1.82	25/02/2012
1,100,000	30/04/2007	23/11/2007	1.09	29/04/2012
450,000	23/05/2007	23/05/2008	1.16	22/05/2012
10,000	23/05/2007	23/05/2010	1.75	22/05/2012
4,809,949				

As of 30 June 2007, a total of 2,213,545 options are exercisable by employees.

Executive & Employee Share Plan – key terms

The Executive & Employee Share Plan is designed to reward the performance of Alchemia employees under a bonus structure reflecting the responsibilities of participants.

Alchemia employees are potentially eligible for a bonus equivalent to 10-30% of their salary. That bonus is to be comprised of a cash and shares component. The shares component may range between 50-80% of the bonus amount, depending upon the role and responsibilities of the participant. Any shares will be issued at the 5 day VWAP (value weighted average price) of the shares at the date of issue. Based upon the budgeted salary levels for 2007/2008 and assumed share price using the 5 day VWAP as at the date of this Notice of Meeting, it is anticipated up to 774,055 shares may be issued under this plan in the next 12 months subject to achieving key performance hurdles.

Overall, the Company's objective is to align incentives with performance by imposing weighted criteria on the employee's Bonus Entitlement, including:

(a) 50% of the Bonus Entitlement is payable if the Total Shareholder Return (TSR) for the Company is positive and the Company achieves a TSR in the previous 12 months equal to at least the median of a Comparator Group;

(b) 25% of the Bonus Entitlement is payable on achievement of team key performance indicators (KPI's);

(c) 25% of the Bonus Entitlement is payable on achievement of individual KPI's; and

(d) No bonus is payable regardless of the Company's TSR, if all team and individual KPI's are not met.

KPI's for the forthcoming financial year will be agreed as part of the employee's annual performance appraisal.

Administration of plans

The Plans are administered by the Board. The Board determines which executive directors or employees will be offered the opportunity to participate in the Plans and the terms of those offers. Exempt offers will include offers made to 'Senior Managers' within the meaning of section 708(12) of the Corporations Act.

In accordance with ASIC Class Order 03/184, the maximum number of shares issued under all Plans in a rolling 5 year period and the number of unexercised options on issue under the Employees and Officers Option Plan, must not (unless otherwise exempt) be more than 5% of the Company's issued share capital. This means that if, for example, there were a total of 105 million shares on issue, no more than 5.25 million of those shares can be issued under these types of share plan.

Plan terms

Each of the Plans contain provisions dealing with matters such as administration of the Plans, variations to the Plan Rules, and termination or suspension of the Plans. The Plans are subject to the requirements of the Corporations Act and ASX Listing Rules. The key terms of each of the Plans are set out in the table on page 8.

Approval of issue of options to Chief Executive Officer

The Company proposes to issue options to Dr Peter Smith pursuant to the terms of his employment (conditional upon shareholder approval) and the Employee Share Option Plan.

Once approval is obtained pursuant to Listing Rule 10.14, Alchemia is entitled to rely on Listing Rule 10.12, Exception 4 as an exception to any requirement that may otherwise apply requiring shareholder approval under Listing Rule 10.11. Similarly, approval will not be required under Listing Rule 7.1. The Company provides the following information under Listing Rule 10.15.

Approval is sought for the grant of the following options as contained in the table below:

Number issued	1,100,000
Offer date	30 April 2007
Vesting date	23 November 2007
Option issue price	Nil
Exercise price	$1.09
Expiry date	29 April 2012

Issue of options is contingent upon this approval. The issue will be made as soon as possible following approval but in any event within 12 months from the date of the Annual General Meeting.

Consistent with Listing Rule 10.15.4, no other person, being a person referred to in Listing Rule 10.14 has received securities under Alchemia's Executive Share Plan since the last approval was given, being at Alchemia's 2006 AGM.

Additional Valuation Information

Consistent with applicable accounting standards, the Company discloses the following information concerning the value of the options to be issued to Dr Peter Smith. Further details of Dr Smith's remuneration are contained in the Preliminary Final Report announced to ASX on 27 August 2007 (see page 16).

For accounting purposes, option valuation details:

Weighted Average Share price at grant date *	$1.165
Volatility	60%
Dividend yield (estimate)	-
Expiry date	5 years
Exercise (strike) price	$1.09
Risk free rate	6.02%
Option value	$0.45
Number of options issued (in capacity as a director)	1,100,000
Employee benefit expense for director options	$495,000

* This is a valuation reference point. The options were issued for nil consideration and the options are exercisable to acquire one ordinary share at $1.09.

Should Peter Smith become entitled and exercise all of his options, he would hold approximately 0.69% of the ordinary voting shares in the Company (assuming no other option holder exercised their options and no further issues of securities took place).

Since the Company's IPO, 3,415,685 options have been issued under this plan. Further details of options on issue are contained in the following table.

	Executive & Employee Share Plan	Employee Share Option Plan
Commencement of offers/issues	Shares have been offered under the Executive Share Plan following review of performance after 30 June 2005. Approximately 183,067 shares have been issued under the Executive Share Plan since commencement.	Options have been offered under the Plan since 2004. Various options issued since commencement have been converted to shares. There are currently 4.7 million options on issue under the ESOP. Of these: 2.1 million are exercisable between $0.64 and $0.95; 2.5 million are exercisable between $1.09 and $1.82; and 0.1 million are exercisable between $4.50 and $9.00.
Basis of participation	Generally participation is limited to Eligible Employees of Alchemia determined as eligible by the Board from time to time. There will be approximately 39 eligible participants as at the date of this Notice of Meeting.	Generally participation is limited to employees of Alchemia determined as eligible by the Board from time to time.
Performance criteria	Performance criteria or other requirements as determined by the Board. This will consist of a company and team level benchmarks (see above) and satisfaction of individual 'KPI's set in annual performance reviews.	Performance criteria or other requirements as determined by the Board. This will consist of a company and team level benchmarks (see above) and satisfaction of individual 'KPI's set in annual performance reviews.
Disposal restrictions	No restrictions other than those detailed in the Alchemia Share Trading Policy – 'Dealings by Employees in Shares of Alchemia'	Options are not transferable. Shares acquired upon exercise of the options may be transferred.
Method of disposal	The plan allows for: (a) disposal on-market or by other usual means; (b) a placement of the shares for orderly sale; (c) a buy back of the shares, (d) in each case only once the trading lock has been released.	Options are exercisable at the exercise price to acquire shares.
Acquisition of shares for the purpose of Plan	New issues of shares or purchases of existing shares, subject to the requirements of the Corporations Act 2001.	As for the Executive and Employee Share Plan.

In compliance with Listing Rule 10.15 4A, the following list shows all persons referred to in Listing Rule 10.14 whom are entitled to participate in Alchemia's Executive Share Plan.

1. Chris Clark
2. Fiona Corrie
3. Kris Dyszynski
4. Wim Meutermans
5. Karl Schafer
6. Joachim Seifert
7. Peter Smith
8. Michael West
9. Tracey Brown
10. Tracie Ramsdale
11. David Green

Alchemia

Alchemia

Alchemia Limited

ACN 071 666 334

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0309
ASX Code: ACL
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

X99999999999

I/We being a member(s) of Alchemia Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am on Friday, 23 November 2007, at the Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane, Qld 4000 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** **X** **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 Financial Statements and reports	**No Resolution Required**		
Resolution 2 Remuneration report	☐	☐	☐
Resolution 3 Re-election of Dr Tracie Ramsdale as a Director	☐	☐	☐
Resolution 4 Re-election of Mrs Nerolie Withnall as a Director	☐	☐	☐
Resolution 5 Ratification and approval of previous allotment and issue of shares	☐	☐	☐
Resolution 6 Approve the increase in Directors fees	☐	☐	☐
Resolution 7 Amendment and re-approval of Employee Share Option plan	☐	☐	☐
Resolution 8 Amendment and re-approval of Executive Share Option plan	☐	☐	☐
Resolution 9 Approval of award of equity incentives to Executive Director	☐	☐	☐

C ☐ **IMPORTANT: FOR ITEMS 6, 7, 8 AND 9 ABOVE**
If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of Items 6, 7, 8 and 9 above, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he/she has an interest in the outcome of these Items and that votes cast by him/her for these Items, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 6, 7, 8 and 9 and your votes will not be counted in calculating the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 6, 7, 8 and 9.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, either securityholder may sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 11:00am on Wednesday, 21 November 2007, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Alchemia Limited's share registry as follows:
  Alchemia Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- delivering it to Level 12, 680 George Street, Sydney NSW 2000.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Fax

To:	Company Announcements Manager ASX	From:	Mostia Dion Nominees Pty Ltd
Fax:	1900 999 279	Pages:	3
Phone:		Date:	11 October 2007
Re:	Notice of change of interests of substantial holder	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Please see attached

Mostia Dion Nominees Pty Ltd

Level 6
360 St Kilda Road
Melbourne Victoria 3004

11 October 2007

Company Announcements Manager
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

FAX: 1900 999 279

Dear Sirs

Alchemia Limited

We attach an ASIC Form 605 (Notice of ceasing to be a substantial holder) issued by Mostia Dion Nominees Pty Ltd under Part 6C.1 of the Corporations Act 2001 (Cth) in relation to the shares in Alchemia Limited (ACN 071 666 334).

Yours sincerely

Anna Grace
Manager
Mostia Dion Nominees Pty Ltd

Fax to +61396992869

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme ALCHEMIA LIMITED

ACN/ARSN ACN 071 666 334

1. Details of substantial holder(1)

Name MOSTIA DION NOMINEES PTY LTD and MARK ROWSTHORN (ROWSTHORN GROUP)

ACN/ARSN (if applicable) ACN 005 499 945

The holder ceased to be a substantial holder on 9/10/07

The previous notice was given to the company on 10/5/07

The previous notice was dated 10/5/07

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
9/10/07	ROWSTHORN GROUP	DISPOSAL	71,982.90	79,981	79,981

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MOSTIA DION NOMINEES PTY LTD	LEVEL 6 380 ST KILDA RD MELBOURNE 3004
MARK ROWSTHORN	14 HORSBURGH GROVE, ARMADALE, 3143

Signature

print name MARK ROWSTHORN capacity DIRECTOR

sign here [signature] date 11/10/07

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
30 September 2007

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**30th September 2007**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		400	400
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,226)	(1,226)
		(b) advertising and marketing	(44)	(44)
		(c) research and development (excluding R&D staff costs)	(582)	(582)
		(d) leased assets	-	-
		(e) other working capital	(912)	(912)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		185	185
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – grants received		-	-
	Net operating cash flows		**(2,179)**	**(2,179)**

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,179)**	**(2,179)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(50)	(50)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(50)	(50)
1.14	**Total operating and investing cash flows**	**(2,229)**	**(2,229)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	14,706	14,706
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	**14,706**	**14,706**
	Net increase in cash held	12,477	12,477
1.21	Cash at beginning of quarter/year to date	9,660	9,660
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**22,137**	**22,137**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	80
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (see below)	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	167	167
4.2	Deposits at call	1,497	1,497
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	20,473	20,473
	Total: cash at end of quarter (item 1.22)	**22,137**	**22,137**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Company Secretary

Date: 10 October 2007

Print name: David Green

Alchemia

ASX/Media Release

10 October 2007

Alchemia strengthens VAST™ R&D with the establishment of an international scientific advisory board

Alchemia Limited today announced the establishment of a Scientific Advisory Board (SAB) comprising several international experts, with significant research and commercialisation experience, to guide the development of Alchemia's VAST™ drug discovery platform.

Peter Smith, CEO of Alchemia, said he was delighted that Alchemia had successfully attracted a team of this caliber. The SAB includes internationally renowned experts in the fields of GPCR pharmacology, toxicology, drug design and development, medicinal chemistry and molecular diversity, all of which are necessary for the successful development and commercialization of Alchemia's drug discovery platform, VAST™.

The SAB will be chaired by Dr Tracie Ramsdale, one of Alchemia's founders and former CEO. Dr. Ramsdale, an inventor of the VAST™ technology, said "the expertise and backgrounds of the respected individuals comprising the Alchemia SAB are perfectly suited to understand the risk-reward nature of various GPCR drug markets and maximize the value of Alchemia's revolutionary drug discovery technology".

Rather than targeting so called 'me-too' drugs, which offer little or no clinical improvements over already marketed drugs, Alchemia will target indications which are still associated with significant disability or death, i.e. diseases for which there is a significant unmet medical need.

Alchemia's SAB

Arthur Christopoulos, PhD

Dr Christopoulos is a world leader in the field of G-protein coupled receptors (GPCRs) and in the application of analytical pharmacology to understanding drug mechanisms. He is an author of over 80 scientific articles, including approaches for detecting and quantifying the effects of allosteric modulators on GPCRs, as well as methods for quantifying drug-receptor interactions. He serves/has served on the Editorial Board of 8 international journals and is the recipient of numerous international and national prizes and awards for his research. Dr. Christopoulos is Professor of Pharmacology and co-Director of the Drug Discovery Biology Laboratory, Monash University, and a Senior Research Fellow of the National Health and Medical Research Council of Australia.

Alchemia

John Flack, PhD

Dr Flack has over 30 years experience in pharmaceutical R&D. He was Senior Vice President of Drug Discovery for SmithKline Beecham (Europe, UK and Australia) and Director of Preclinical Development for Beecham. During the 24 years at Beecham and SB he was associated with the discovery and or development of medicines that have significantly advanced the fields of antibacterial, antiviral, antiinflammatory, antiemetic and antidepressant therapeutics. He then served as Director of Pharmaceutical Development Services for Covance in the UK. His last executive role was as R&D director for Melbourne-based biotechnology company, Amrad. Since his retirement in 2001, he has held several positions on the scientific advisory boards of biotechnology companies in Australia and New Zealand.

Garland R. Marshall, Ph.D.

Dr Marshall is Professor of Biochemistry and Molecular Biophysics and of Biomedical Engineering at Washington University. In 1979, he founded Tripos Associates, vendor of computer-aided molecular design software. Dr. Marshall received the 1988 Award in Medicinal Chemistry and the 1996 Midwest Award in Chemistry from the ACS (American Chemical Society). He was recently selected for the ACS Medicinal Chemistry Hall of Fame. Awards in peptide chemistry include the 1994 Vincent du Vigneaud Award, the 2000 Cathay Award (Chinese Peptide Society) and the prestigious 2001 Merrifield Award (American Peptide Society). Prof. Marshall also serves on the SAB of the Institute for Molecular Biosciences, University of Queensland, the SAB of the Drug Discovery Institute of the University of Minnesota as well as a Trustee for the Torrey Pines Institute for Molecular Sciences (USA).

Richard Morgan, PhD

Dr Morgan has over 25 years experience in pharmaceutical R&D. Early in his career he worked with Wellcome (Beckenham, UK) as a Pathologist and Toxicologist. He has held various positions including Head of Toxicology at Wellcome and International Head of Toxicology and Preclinical Outsourcing for GlaxoWellcome. During this period, he was responsible for the Preclinical Safety Evaluation of over 100 NCEs, covering areas as diverse as CNS, Respiratory, Metabolic, Anti-Infectives, Oncology, Monoclonals. His involvement in successful marketed products includes Lamictal (Epilepsy), Zomig (Migraine), Malarone (PCP/Malaria), Atracurium (NMB), Wellbutrin (Anti-depressant/Smoking Cessation) and Exosurf (Infant RDS). After leaving GSK, Richard established his own consultancy company (R&B HealthCare Ltd).

Kim Wright, PhD

Kim has an extensive industry background including 17 years with Bristol Myers Squibb, where he was Vice President of Medicinal Chemistry and 12 years with Schering Plough Corporation, where he was involved in antibacterial and anti-fungal research programs. More recently, he was Vice President, Medicinal Chemistry and Preclinical Development for Chemocentryx, a Californian drug discovery company focused on discovering and developing orally administered medicines that target the chemokine system to treat autoimmune diseases, inflammatory disorders and cancers.

Alchemia

Tracie Ramsdale, PhD

Tracie Ramsdale is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer from 1998 to 2007. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors.

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 07 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: 07 33400200

About Alchemia Limited - www.alchemia.com.au

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which will generate near-term revenues and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT® (targeted cancer drug delivery) and VAST™ (drug discovery). HyCAMP™, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Arixtra® is a registered trademark of GlaxoSmithKline. VAST™, HyCAMP™ and HyACT® are trademarks of Alchemia and Alchemia Oncology.

About VAST™

VAST™ is a patented drug discovery platform which provides a new approach to the discovery of small molecule drug leads. VAST™ enables rapid identification of compounds with the right structural and functional characteristics for a given biological target. It can significantly reduce the time taken to discover and optimize potential new drugs.

Alchemia is applying VAST™ to the discovery of drugs that target G-protein coupled receptors (GPCRs). Various GPCRs are targeted by approximately one third of all drugs, and therapeutics targeting these proteins have worldwide sales estimated at US$100 billion per year. However, there are many GPCRs that are not drug targets, either because their function is unknown or because promising drug leads have not been identified using traditional drug discovery technologies. VAST™ is ideally suited for the discovery of new drug leads against this highly important family of targets.

Alchemia

ASX/Media Release

28 September 2007

HyCAMP™ Phase II clinical data to be presented at international oncology conference

Alchemia Limited (ASX:ACL) announced today that Dr Peter Gibbs, Principal Investigator for the Phase II clinical trial of HyCAMP, will present the final results of the trial at the 4th Annual Meeting of the International Society of Gastrointestinal Oncology (ISGIO), on Friday September 28th in Philadelphia, USA, at 09:40 am, EST.

The company released the preliminary results of the 80-patient trial in metastatic colorectal cancer patients to the market on May 29, 2007.

Highlights of the results include:

- A significant increase in progression free survival in patients receiving HyCAMP compared to irinotecan alone, from 2.4 months to 5.2 months (p = 0.016);
- A significant increase in time to treatment failure in patients receiving HyCAMP compared to irinotecan alone, from 1.8 months to 4.0 months (p = 0.007); and
- Greater disease control in patients receiving HyCAMP (74 % response rate) compared to irinotecan alone (46 % response rate).
- Comparable toxicity of HyCAMP compared with irinotecan in terms of spectrum and severity of adverse events.

For further information:

Dr Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 07 33400200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: 07 33400200

Alchemia

About Alchemia Limited - www.alchemia.com.au

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which will generate near-term revenues and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT® (targeted cancer drug delivery) and VAST™ (drug discovery). HyCAMP™, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Arixtra®, Erbitux® and Avastin® are the registered trademarks of GlaxoSmithKline, ImClone and Genentech respectively. VAST™, HyCAMP™ and HyACT® are trademarks of Alchemia and Alchemia Oncology. Alchemia Oncology acknowledges the financial support of NovoZymes Biopolymer for the Phase II HyCAMP™ clinical study.

About HyACT™

HyACT™ is a proprietary technology which utilises hyaluronic acid (HA), to deliver and enhance the retention of anti-cancer drugs and biologics within tumours. The drug becomes entrained within the HA matrix and the HA binds to receptors located on the tumour cell resulting in more of the drug being delivered to the tumour. Preclinically, the HyACT™ technology has demonstrated improved delivery of drug to the tumour resulting increased efficacy and survival for multiple chemotherapeutic agents.

About Camptosar® (Irinotecan)

Camptosar® is widely used in the treatment of metastatic colorectal cancer, and is being evaluated in many other tumour types. Like most cytotoxic drugs the use of Camptosar® is restricted by its side-effects, the most significant of which are diarrhoea and neutropenia. Sales of Pfizer's Camptosar® were US$903 million in 2006. Patent exclusivity for the drug expires in 2008 in the US and 2009 in the EU. *Camptosar®* is a registered trade mark of Pfizer Inc.

About HyCAMP™

HyCAMP™ is a proprietary formulation of the anti-cancer drug Camptosar® with HA. Preclinical studies with HyCAMP™ demonstrated improved delivery of the drug to the tumour, resulting in increased efficacy and reduced toxicity. The Phase II clinical trial was initiated to evaluate HyCAMP™ in patients with metastatic colorectal cancer.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

26 September 2007

ASX / MEDIA ANNOUNCEMENT

Resignation of Dr Errol Malta, Non-Executive Director

Alchemia Limited (ASX:ACL) wishes to advise the market that Dr Errol Malta, non executive director of Alchemia Limited, has decided to resign as a director with effect from 30 September 2007.

Dr Malta joined the Board in October 2003, prior to Alchemia's IPO in December of that year. As a member of Alchemia's Remuneration Committee, Audit and Risk Management Committee and Chairman of the Company's Clinical Advisory Committee, he has played an integral role in the development of the Company.

Chairman Mel Bridges said the Board had accepted Dr Malta's resignation with regret. "On behalf of the Board I would like to express our deep appreciation for the hard work and valuable contribution Errol has made to Alchemia. Errol has been involved with the Company for the past 4 years, during what has been a critical formative stage as an ASX Listed entity, and has played a significant role in its development during that time".

In resigning his position Dr Malta stated that his decision to resign was not an easy one but was necessary to enable him to pursue a number of personal interests outside of the biotechnology arena. He wished the company well in its future endeavours and believed the Company was well positioned to realise its potential for the benefit of Alchemia's shareholders and key stakeholders.

For further information:

Dr Pete Smith	Mr David Green
Chief Executive Officer	Chief Financial Officer
Alchemia Limited	Alchemia Limited
Tel: 07 33400200	Tel: 07 33400200

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Errol Malta
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & (Indirect)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Malta Family Superannuation Fund
Date of change	14 September 2007
No. of securities held prior to change	33,374 (Errol Malta)
Class	Ordinary Shares
Number acquired	33,374 (Malta Family Superannuation Fund)
Number disposed	33,374 (Errol Malta)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non cash – valued at $0.71/share
No. of securities held after change	33,374 (Malta Family Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Alchemia Limited

ASX:ACL

Year-end Update September 2007

Alchemia

Disclaimer

- Alchemia Limited does not make any representation or warranty as to the truth or accuracy, completeness, currency or reliability of any information provided to a potential investor or any other written or oral information made available to any potential investor or its advisers, and does not accept:
  - any responsibility arising in any way for any errors in or omissions from any information or for any lack of accuracy, completeness, currency or reliability of any information made available; or
  - any liability for any loss or damage suffered or incurred by the recipient or any other person as a result of or arising out of that person placing any reliance on the information or its accuracy, completeness, currency or reliability.

- The forecasts included in the presentation or any other written or oral forecasts made available to any potential investor or its advisers are not representations as to future matters. These forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, some, if not all, of which are outside the control of Alchemia Limited. No representation is made that any forecast will be achieved. Actual future events may vary significantly from the forecasts. Each potential investor should make and must rely on its own enquiries and investigations regarding the assumptions, uncertainties and contingencies which may affect Alchemia Limited's future operations and values and the impact that a variation of future outcomes may have on Alchemia Limited

Key events during the year

- Orderly termination of APP agreement for N. American rights to fondaparinux
- Signing of collaborative research agreement with Euroscreen
- Change of manufacturer from Dow Pharmaceuticals to Dr Reddy's for fondaparinux
- Agreement with Dr Reddy's for N. American rights to fondaparinux
- Statistically significant efficacy achieved in Phase II study of HyCAMP in colorectal cancer
- $15.2M raised in private placement

A balanced portfolio


RETURN
Fondaparinux
•Close to market
•Generic
•Clear regulatory path
HyCAMP
HyACT
•Phase II proof-of-concept
•Supergeneric / other opportunities
•Shorter regulatory path
VAST Small
Molecules
•Discovery stage
•High value products
•Novel platform
RISK

Synthetic Heparin (fondaparinux)

Alchemia

Synthetic Heparin (fondaparinux)

- Generic copy of GlaxoSmithKline's Arixtra®
- Arixtra® is gaining market share in $4.5Bn heparin market
  - Superior safety profile versus market leader Lovenox®
    - 47% reduction in bleeding compared with Lovenox® in ACS
  - Superior efficacy profile versus Lovenox®
    - 56% improvement in deep vein thrombosis (DVT) prophylaxis
- New indications for Arixtra® will drive future growth
  - Approvable letter for ACS indication 5 Feb 2007
  - ACS approved in EU September 2007
  - Highest recommendations from ECS, AHA and ACC

ACS = Acute Coronary Syndrome = increased risk of heart-attack

Heparin family of molecules



	Unfractionated Heparin (UH)	Low Molecular Weight Heparin (LMWH)	Fondaparinux
Brands	Generic	Lovenox, Fragmin, Fraxiparin	Arixtra
Introduced	1930	1993	2002
Source	Animal derived	Animal derived	Synthetic
Composition	Complex mixture	Complex mixture	Single molecule
Delivery	Infusion	2x daily injections	1x daily injection
Reduction in DVT	44%	67%	85%
Activity	Factor II, Xa, others	Factor II<Xa, others	Factor Xa

Arixtra® sales


Arixtra Sales, $US Thousands
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
US
3m average
Top 5 Europe
3m average

Source: IMS data

A unique generic opportunity

- Alchemia has the **only** known generic fondaparinux sodium
  - GSK's synthetic process is complex and low-yielding
  - Alchemia has a superior, patented process
- Completely synthetic – not animal derived
  - Low-molecular weight heparins e.g. Lovenox, are complex biological mixtures
- Route to market via Abbreviated New Drug Application (ANDA)
  - Regulatory path for other generic heparins is not clear
- Market exclusivity US expired 6th Dec 2006
- Market exclusivity EU territories ~ 2012

ANDAs do not normally require any clinical studies

Generic pricing

- Prices remain high when there are fewer generics
- No evidence of any additional generic competition for fondaparunix


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Price Ratio (Generic / Brand)
1
3
5
7
9
11
13
15
17
19
21
23
Number of Generic Sellers

Ref: Frank R & Salkever D, J Econ Man Strat, Vol 6 p75-90, 1997

Manufacturing and Marketing

DR.REDDY'S

- Manufacturing at Dr Reddy's on track
  - Yield improvements achieved for several steps
- 2003 Prospectus envisaged fondaparinux approval H2 2008
  - ANDA has been delayed by change in manufacturer but...
  - FDA review time expected to be shorter
  - Milestone may still be achieved
- Marketing Agreement for North America
  - Up to 60% profit share with right of first refusal for EU

Objectives - fondaparinux

- Project manage collaboration with Dr Reddy's
  - Committee meetings every two weeks
  - Regular face-to-face meetings in Hyderabad and New Jersey
- Seek partner(s) for other territories
  - Able to enter most non-EU territories
  - EU in 2012 (Dr Reddy's has option)

Alchemia Oncology

Alchemia

HyACT™ Technology Platform

Hyaluronic acid used to deliver chemotherapy agents more effectively to tumors – increased efficacy



Hyaluronate (HA)
Anti-cancer drug
The drug is entrapped within the HA matrix.
HA with entrapped drug binds to cancer cells via HA receptors thereby delivering the drug directly to cancer cells.

What is HyCAMP?

- HyCAMP is the most advanced product using the HyACT drug-delivery technology
- HyCAMP is a proprietary combination of two approved products
  - Camptosar®, Pfizer's drug irinotecan ($903M sales in '06)
  - Hyaluronic Acid (HA), used in eye and knee surgery.
- Phase I HyCAMP Clinical trial completed
  - 12 patients, positive safety profile established
- Phase II HyCAMP Clinical trial completed
  - Randomised, open-label, HyCAMP vs Camptosar® in 5-FU refractory metastatic colorectal cancer (mCRC)
  - Statistically significantly increased PFS, TTF and better disease control

Preclinical Efficacy of HyCAMP™

- HyCAMP delivers 2-4-fold more drug to the tumor
- HyCAMP increases survival in models of human colon cancer



ug irnotecan/g tumour
30
25
20
15
10
5
0
HyCAMP™
Camptosar®
0
10
20
30
40
Time after intravenous injection (h)



Percentage change in tumour volume (mean ± SE)
100
50
0
-50
-100
Camptosar®
HyCAMP™
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
Time after commencement of treatment (weeks)

HyCAMP Phase II - Efficacy

- Significant increase in progression-free survival (5.2 vs 2.4 months)
- Significant increase in time to treatment failure (4.0 vs 1.8 mths)

Progression-free survival (PFS)



Group
Control
HyCAMP™
Log-Rank p-value = 0.014
Progression free proportion
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
Months

Hazard ratio 0.46 p= 0.0109

After adjustment for prognostic factors

Time to treatment Failure (TTF)



Group
Control
HyCAMP™
Log-Rank p-value = 0.0071
Probability of treatment failure
1.0
0.8
0.6
0.4
0.2
0.0
0
1
2
3
4
5
6
Months

Hazard ratio 0.47 p= 0.0150

After adjustment for prognostic factors

HyCAMP Phase II - Safety

- No significant differences in adverse events
- Very similar doses of Camptosar® delivered in both arms



Adverse Events per cycle per patient on trial
No. of Events
0
1
2
3
4
5
6
Cycle 1
Cycle 2
Cycle 3
Cycle 4
Cycle 5
Cycle 6
Cycle 7
Cycle 8
AE Rate Control
AE Rate HyCAMP

HyCAMP Phase II – Disease control

- RECIST criteria 76% HyCAMP vs 46% Camptosar® (p=0.05)
- CHOI criteria, HyCAMP 39% versus Camptosar® 14%

Best Overall Disease Response	Camptosar® n (%)	HyCAMP™ n (%)
n	35	41
Partial Response	1 (2.9)	3 (7.3)
Stable Disease	15 (42.9)	28 (68.3)
Progressive Disease	14 (40.0)	10 (24.4)
Not Done	5 (14.3)	

* Disease control = complete responses, partial responses and stable disease

Recent cancer drug approvals

Drug	Sales 2006 $M	Date of 1st approval	Study cohort	Overall survival data	Progression-free survival	Endpoint for approval*
Vectibix	39	Sep 2006	3rd line CRC	No benefit	3.4 vs 2.1 weeks (p<0.0001)	PFS
Nexavar	165	2005	Advanced RCC	No benefit	24 v 12 weeks mths (p<0.00001)	PFS
Abraxane	175	Apr 2006	mBCA	No benefit	23 vs 16.9 weeks, p=0.006	TTP
Rituxan	2,250	2003	NHL	46 % vs 58%, p <0.05	31 % reduction, P<0.5	OS
HyCAMP	-	-	2nd, 3rd line CRC	43 vs 32.8 weeks	20.8 v 9.6 weeks	-

*** PFS = Progression-free survival, TTP = time to progression, OS = overall survival**

Commercial significance

- HyCAMP is the most advanced product using the HyACT delivery platform
- HyACT improves performance of a range of oncology therapeutics
  - Chemotherapeutics e.g. doxorubicin, 5-FU, Navelbine, Gemcitabine
  - Antibodies e.g. Erbitux, Avastin
- HyDOX and HyFIVE have completed phase I clinical trials
  - Strong preclinical packages for several HyACT products

Objectives/milestones - Oncology

- Complete Clinical Study Report
- File IND for combination safety study
- Meet with FDA and EMEA to discuss clinical path
- Initiate combination safety study
- Results from safety study
- Initiate combination study (PII/III)
- Determine strategy for other HyACT products
- Explore commercial opportunities for HyCAMP/HyACT

VAST/Drug Discovery

Alchemia

Drug Discovery approaches

Is structure of target known?

Yes → **Rational drug design**
Fragment-based approaches

VAST
Small rationally designed libraries of drug-like molecules

No → **Random screening**
100,000+ molecules
Natural, combinatorial, peptide, other libraries





What is VAST?

- Rationally designed libraries
  - Each molecule is 'drug like'
  - Each molecule is designed to have a different 3D shape
    - Every possible 'key' that might open the 'lock'
- VAST is particularly useful when the structure of target is unknown
  - Demonstrably higher hit-rate compared with random screening
- Initial focus is on G-protein coupled receptors (GPCRs)
  - GPCR structures not known
  - 50% of all drugs, 25% of top 100 drugs target GPCRs
  - For many GPCRs there is no small molecule drug

Top 20 selling GPCR drugs

#	Brand	Indication	Marketer	GPCR Target	2005 Sales US$Bn
5	Advair	Asthma	GSK	Corticosteroid	3.6
7	Zoloft	Depression	Pfizer	5-HT reuptake	3.1
13	Seroquel	Schizophrenia	AZ	5-HT2 /D2	2.6
14	Effexor	Depression	Wyeth	5-HT reuptake	2.6
15	Zyprexa	Schizophrenia	Lilly	Dopamine	2.5
16	Singulair	Asthma	Merck	LTB4	2.3
18	Risperdal	Schizophrenia	J&J	5-HT2/D2	2.3

VAST

Versatile Assembly on Stable Templates


O
O
O
O
O
O

Diversity can be achieved by

- Changing the position of a group
- Changing the scaffold
- Changing the spacer
- Changing the group

Alchemia

VAST accesses same space as peptides


5
-5
Comp.2
Comp.1
Comp.3

Peptides


Vast - mSub - PCA
5
-5
Comp.2
Comp.1
Comp.3

VAST

Attributes of VAST molecules

- ✓ Molecular weight 450-600Da
- ✓ Low µM-nM hits
- ✓ Specificity
- ✓ Half-life 7-9 hrs
- ✓ Oral bioavailability
- ✓ Toxicity profile e.g. ACL 16907

To be done

- ➤ Blood-brain barrier penetration
- ➤ More data on more molecules



FSL - Molecular Weight
Frequency
MW
400
450
500
550
600
650



FSL - Oral Bioavailability Model

Euroscreen collaboration

- Euroscreen is an expert GPCR screening company
  - Contract screening for numerous big-Pharma partners
  - Increasingly focusing on own pipeline
- Alchemia/Euroscreen collaboration
  - 50/50 collaboration
  - Supported by A$2M SSIF grant
  - Have screened and hit 6 high value targets
  - Hit-to-lead program ongoing for two targets
    - Obesity/metabolic diseases
    - Asthma

EUROSCREEN S.A.

ACL 16907

- ACL16907 has generated supporting data for VAST
  - nM small molecule somatostatin agonist
  - Good PK/toxicity profile
  - Good biological activity and selectivity
  - Current active drugs are large peptide-like molecules
- Discontinued for commercial reasons
  - Difficult clinical path in cancer
  - Wrong product profile for acromegaly
  - Insufficient activity in eye disease
- Currently evaluating potential of back-up compounds

Other discovery programs

- Transglycosylase/antibiotic
  - New antibiotic class
  - Active against resistant strains
  - Active in S. aureus model of infection
  - Will now test in more stringent models of infection
- Opioids
  - Collaboration with University of Queensland
  - Have molecules that are selective for opioid receptors
  - Screening for molecules with improved profiles
    - Potent analgesia with fewer side effects e.g. respiratory depression, constipation

Objectives – Drug Discovery

- Currently synthesizing 'Universal Library'
  - 16,000 drug-like molecules
  - 1/5 synthesized
  - Targeting completion end 2008
- Confirm activity of antibiotic program in models of infection
- Data from Euroscreen collaboration
- Build robust data package to support partnering activities

SUMMARY

Alchemia

Capital Structure

Capital

Share price	($0.80)
Ordinary shares on issue	159.9 m
Market capitalisation Sept 2007	$128m
Options on issue (unlisted)	
Employees	5.3m @ $1.19
Other	1.4m @ $3.07

Shareholders

Significant Shareholders	
Orbis	19.3%
Mark Rowsthorn	5.0%
(Toll Holdings Exec Dir)	
New US Institutional Investors	
Sivik Healthcare	4.5%
Passport Capital	1.8%
Enable	1.3%
HSMR	0.3%
Top 20	66.0%

Alchemia

Alchemia www.alchemia.com.au

Financial Performance

Funds on hand Sept 2007 $24m

Financials

	2007 FY	2006 FY
	$000	$000
Revenue	3,327	2,218
NPAT	(12,929)	(12,605)
Cash burn	(10,524)	(11,076)

Key Milestones for the year ahead

- Completion of first commercial fondaparinux manufacturing
- Filing of ANDA and DMF in US for fondaparinux
- Filing of IND for HyCAMP
- Meeting with FDA to discuss path to market for HyCAMP
- Initiation of HyCAMP combination safety study
- Results from HyCAMP combination safety study
- Initiation of HyCAMP combination study (PII/III)
- Preclinical efficacy for novel antibiotic in stringent models

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mel Bridges
Date of last notice	29 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holders are: (1)The Bridges Super Fund (2) Parma Corporation Pty Ltd ATF The Bridges Family Trust
Date of change	28 - 29 August 2007
No. of securities held prior to change	(1) 44,000 (2) 33,374
Class	Ordinary shares
Number acquired	(1) 36,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) 28,621.43 ($0.795 per share)
No. of securities held after change	(1) 80,000 (2) 33,374

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tracie Ramsdale
Date of last notice	30 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct & (Indirect)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Merlinium Limited Trustee for Arcadia Superannuation Fund • Tracie Ramsdale Trustee for Leilah Ramsdale Maintenance Trust
Date of change	28 August 2007
No. of securities held prior to change	1,143,625 (Tracie Ramsdale) 63,374 (Merlinium) 1,206,999
Class	Ordinary Shares
Number acquired	80,000 (Merlinium) 40,000 (Tracie Ramsdale Trust) 120,000
Number disposed	120,000 (Direct)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non cash – valued at $0.74/share

+ See chapter 19 for defined terms.

No. of securities held after change	1,023,625 (Tracie Ramsdale) 143,374 (Merlinium) 40,000 (Tracie Ramsdale Trust) 1,206,999
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Alchemia

RECEIVED

2008 MAY 28 A 9:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 August 2007

ASX / MEDIA ANNOUNCEMENT

Pipeline Poised for Significant Advances in Next 12 Months

BRISBANE, AUSTRALIA: Alchemia Limited (ASX:ACL) today announced its audited financial results for the full year to 30 June 2007.

The company reported a net loss of $12.9 million for the 2007 financial year, up slightly from $12.6 million in 2006. The operating loss for the year includes the first full year of accounting for Alchemia Oncology including HyCAMP™ clinical development; the costs associated with finalisation of the fondaparinux (synthetic heparin) pilot scale manufacture at The Dow Chemical Company (Dow) and commercial scale manufacture at Dr Reddy's Laboratories Limited; together with expenditure on the company's VAST™ drug discovery technology.

Grant revenue for the period of $1.5 million was $0.7 million higher than the previous year.

On the 26th July 2007 the company successfully completed a capital raise of $15.2 million (net $14.7 million). This has increased cash reserves to just under $25 million providing management with sufficient headroom to focus on the task of pursuing the most value enhancing paths to bring the company's technology to market.

Operational performance and highlights for the year

Dr Pete Smith, Alchemia's CEO, said that 2007 had been a year of significant progress for the Company with highlights including;

- Establishment of a US marketing and manufacturing alliance, with NYSE listed **Dr Reddy's Laboratories Limited (Dr. Reddy's)** for **generic fondaparinux**, following the orderly termination of the Abraxis Pharmaceutical Products (APP) marketing agreement

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

- Impressive clinical trial data for its product **HyCAMP™** from a Phase II trial in colorectal cancer showing improved tumor responses. This trial demonstrated significant delays in disease progression and a strong trend towards improved survival for these patients

- Preclinical data demonstrating the ability of Alchemia Oncology's **HyACT®** platform to enhance the activity of anti-cancer monoclonal antibodies including Avastin® and Erbitux®

- Further data confirming the ability of the **VAST™** drug discovery technology to hit a broad range of high value targets

Generic fondaparinux (Synthetic Heparin)

The Company's new marketing partnership for **fondaparinux** is economically superior to the former arrangement with APP, providing Alchemia with the potential to achieve an increased profit share of up to 60%. Additionally, significant production efficiencies are anticipated due to Dr. Reddy's lower cost of production and process improvements.

Significant progress has been made through the rapid and efficient transfer of the manufacturing process from Dow to Dr. Reddy's.

On the prospects for generic fondaparinux, Dr Smith noted that Arixtra®, the branded form of fondaparinux marketed by GlaxoSmithKline, had made substantial regulatory and commercial progress over the past year, thereby enhancing the potential value of Alchemia's generic:

- Arixtra® sales for the 2006 / 2007 financial year (FY) were US$155 million, up 121% compared with US$70 million for the previous FY year

- After a priority review, Arixtra® received an approvable letter from the FDA in February 2007, highlighting the significant benefit of fondaparinux over currently marketed products including the leading low molecular weight heparin, Lovenox® for treatment of acute coronary syndromes (ACS)

![Alchemia]

- In June 2007 Arixtra® received a positive opinion from the European Regulatory Agency for treatment of patients with ACS

- The European Society of Cardiology (ESC) released new guidelines giving the highest recommendation (1A) for the use of Arixtra® in the early treatment of ACS patients with unstable angina and certain heart attack patients (UA/NSTEMI)

- In August 2007 the American College of Cardiology (ACA) and the American Heart Association (AHA) published updated guidelines giving Arixtra® the highest classification (Class I) and recommending the drug be used in the management of UA/NSTEMI

Alchemia Oncology

The expansion of the company's later stage product development opportunities, through the acquisition of Meditech, has exceeded expectations following the outstanding final data from the Phase II HyCAMP™ clinical trial.

The increased efficacy seen in the Phase II trial also supports the use of the HyACT® platform for the delivery of other cancer drugs. Positive preclinical data has been generated using a number of drugs including the anti-cancer monoclonal antibodies Avastin® and Erbitux®.

Over the next few months Alchemia will have discussions with the US FDA and the European Medicines Agency (EMEA), in order to determine the best possible development strategy for HyCAMP™.

Alchemia is actively exploring a number of options for the commercialization of HyCAMP™ and other HyACT® products. The potential for HyACT® to improve the activity of antibodies is believed to have particular commercial value.

Alchemia

Drug Discovery

Alchemia continues to make advances with its small molecule VAST™ drug discovery platform. The initial library of compounds, directed against a family of g-protein coupled receptors (GPCRs), continues to validate the VAST™ concept and Alchemia is currently synthesizing a Universal Library which should be capable of hitting all GPCRs as well as other high-value drug targets.

The collaboration with European partner **Euroscreen** s.a. initiated a year ago, has generated hits against all six GPCR targets and a 'hit-to-lead' program is underway for molecules active against two of the most promising targets.

Alchemia has decided not to progress its small molecule anticancer drug candidate **ACL16907** into clinical trials based purely on commercial and not technical grounds. This VAST™ molecule cleared all technical hurdles showing good pharmacokinetics and toxicology and has added significant data to support future VAST™ licensing activities.

The past year has also seen Alchemia's **novel antibiotic** program advance. Selected compounds, with good *in-vitro* antibacterial activity have demonstrated efficacy in preliminary *in-vivo* models with low potential of resistance. Alchemia is currently testing key compounds in more stringent models of infection.

Ends

For further information:

Dr Pete Smith	Mr David Green
Chief Executive Officer	Chief Financial Officer
Alchemia Limited	Alchemia Limited
Tel: 07 33400200	Tel: 07 33400200

Alchemia

About Alchemia Limited - www.alchemia.com.au

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GlaxoSmithKline's Arixtra®) which will generate near-term revenues and was recently partnered with Dr Reddy's Laboratories Inc. for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT® (targeted cancer drug delivery) and VAST™ (drug discovery). HyCAMP™, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

Arixtra®, Erbitux® and Avastin® are the registered trademarks of GlaxoSmithKline, Imclone and Genentech respectively. VAST™, HyCAMP™ and HyACT® are trademarks of Alchemia and Alchemia Oncology. Alchemia Oncology acknowledges the financial support of NovoZymes Biopolymer for the Phase II HyCAMP™ clinical study.

Alchemia

Alchemia Limited
ABN 43 071 666 334

Preliminary Final ASX Report
For the year ended
30 June 2007

ALCHEMIA LIMITED- ABN 43 071 666 334
Year ended 30 June 2007 ("current period")
(Previous corresponding period: Year ended 30 June 2006)

Results for announcement to the Market		% Change		$000
Revenue from continuing operations	increase	50.04%	to	3,327
Net loss for the year	increase	1.55%	to	(12,929)
Net loss for the year attributable to members of the parent	increase	2.57%	to	(12,929)
Dividends				
Interim dividend		-		-
Final dividends		-		-

Consolidated accumulated losses	Current period	Previous corresponding period Year ended 30 June 2006
Accumulated losses at the beginning of the financial period	(48,602)	(35,997)
Net loss attributable to members	(12,929)	(12,605)
Accumulated losses at the end of the financial period	(61,531)	(48,602)

Earnings per share (EPS)		
Basic EPS	(9.3 cents)	(10.7 cents)
Diluted EPS	(9.3 cents)	(10.7 cents)
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	139,340,220	117,635,526

NTA backing		
Net tangible asset backing per ordinary share	3.90 cents	11.66 cents

Comments by directors

The company reported a net loss of $12.9 million for the 2007 financial year, up from $12.6 million in 2006. The operating loss for the year reflects the first full year of accounting for Alchemia Oncology costs; finalisation costs of completing the synthetic heparin pilot scale manufacture at Dow; together with costs associated with the company's universal library and the HyCAMP™ projects.

Grant revenue for the period of $1.5 million was $0.7million higher than the previous year.

During the year, the company repaid the Abraxis Pharmaceutical Partners loan totalling US$1.25 million following the termination of the Research and Development, Commercialisation and Distribution Agreement. In April, a collaboration, development and marketing agreement was entered into with Dr Reddy Laboratories Limited to manufacture and market the company's fondaparinux (synthetic heparin). At 30 June 2007, the balance sheet includes a receivable of $788K representing cost recoveries associated with the manufacturing of the fondaparinux, under the Dr Reddy's agreement.

Alchemia has also successfully completed the Meditech integration with the establishment of Alchemia Oncology Pty Limited in Melbourne. The favourable results from the Phase II HyCAMP™ study have further validated the HyACT™ technology and Alchemia's $17 million investment to acquire Meditech Research Limited.

In the year ahead the Company will seek to expedite Phase III clinical trials for HyCAMP™ and will assist Dr Reddy in filing the ANDA for fondaparinux with the FDA.

Audit report

The results as reported are based on financial statements which have been audited.

Signed

Peter Smith
CEO and Managing Director

Dated 27 August 2007

Directors' Report Year Ended 30 June 2007

Your Directors present their report for the financial year ended 30 June 2007 on the consolidated entity consisting of Alchemia Limited as an individual entity and the consolidated entity consisting of Alchemia Limited and the entities it controlled during or at the end of the financial year.

Directors

At the date of the report, the Directors are:

M Bridges (Chairman)
P Smith (Managing Director and Chief Executive Officer) - Appointed 26 April 2007
Professor P Andrews A.O.
J Clark - Appointed 18 September 2006
E Malta
TE Ramsdale - Resigned as Managing Director and Chief Executive Officer 26 April 2007, appointed as Non Executive Director at the same day
N Withnall
K Healey - Resigned 18 September 2006

Directors' qualifications, experience, special responsibilities and period in office are set out below. Directors were in the office for this entire period unless otherwise stated.

Mel Bridges BAppSc FAICD

Non-Executive Chairman

Mel Bridges joined the Alchemia Board as Non-Executive Chairman in September 2003. He has over 30 years experience in the biotechnology and healthcare industries. During this period, Mel founded and managed successful diagnostics, biotechnology and medical device businesses. He co-founded the listed company Panbio Limited (resigned 3 February 2003), and is currently Chairman of Peptech Limited (appointed 11 December 2002) and Director of a number of private companies involved in the biotech industry.

Mel is a member of Alchemia's Audit and Risk Committee and a Fellow of the Australian Institute of Company Directors.

Pete Smith PhD

Chief Executive Officer and Managing Director

Peter Smith joined Alchemia in May 2006 and was appointed Head of Alchemia's Commercialization and Business Development Division. He was appointed to the role of CEO and Managing Director on 26 April 2007. Prior to joining the company Peter was acting Chairman and CEO of Cerylid Biosciences Limited from 2005 to 2006 and CEO and Managing Director of Amrad (appointed 16 October 2003; resigned 19 May 2005). Previously Peter founded UK biotech company Onyvax and was a top-rated pharmaceutical industry analyst at European Investment Banks UBS and HSBC. Peter holds a PhD in Biochemistry and a BA from Cambridge University.

Professor Peter Andrews AO PhD

Non-Executive Director

Peter Andrews is one of the founders of Alchemia and has been a Board member since November 1995. He holds the position of Queensland Chief Scientist, and is also a member of the Federal Government's IR&D Board. Peter is Chairman of a private bio-business consulting company, and a Board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past 20 years, during which time he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology company Biota Holdings Limited and Agenix Limited and AgResearch Limited (resigned 30 June 2007).

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

He is a member and Chairman of Alchemia's Remuneration Committee.

Julian Clark PhD
Non-Executive Director
Julian Clark joined the Board in September 2006. Julian Clark was a Non-Executive Director of Meditech Research Limited (appointed 16 June 2005; resigned 9 October 2006) and joined the Alchemia Board following the successful completion of the acquisition of that company.

Julian is currently Head of Business Development at the Walter and Eliza Hall Institute in Melbourne, and Director of his own management consultancy. He has previously held senior positions with FH Faulding, including Executive General Manager, Chief Operating Officer and Group Director. Julian has also worked for a number of international biotechnology companies in Sweden, United Kingdom, India, Korea and Japan.

Errol Malta PhD FAICD
Non-Executive Director
Errol Malta joined the Board in October 2003. He has more than 17 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, US, where he was Product Development Team Leader. In this role Errol was responsible for drug development and commercialisation of a number of different drugs in the US, Europe and Japan. He was responsible for five successful IND submissions to the FDA and other regulatory agencies, subsequent Phase I/II programs, and a number of Phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne Office of Amgen Australia. Since 2002 Errol has held the positions of Director on a number of boards of biotech companies in Australia and has also worked as a consultant for a number of Australian and US biotech companies.

Errol is a PhD graduate of the University of Melbourne and a fellow of Australian Institute of Company Directors. He has successfully completed the UCLA (Anderson School) Executive Program in Management. Errol was a Director of Avexa Limited (appointed 1 November 2005; resigned 31 January 2007).

Errol is a member of Alchemia's Remuneration Committee and Chairman of its Clinical Advisory Committee.

Tracie Ramsdale PhD
Non-Executive Director
Tracie Ramsdale is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer from 1998 to 2007. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors.

Nerolie Withnall BA LLB FAICD
Non-Executive Director
Nerolie Withnall joined the Board in October 2003. She is a former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane.

She is Chairman of QM Technologies Limited (appointed September 2003), a Director of Campbell Brothers Ltd (appointed 13 December1994), Pan Australian Resources Limited (appointed 21 May 1996), Hedley Gaming & Leisure Property Partners Limited (appointed 25 June 2006) (all ASX listed companies), and of Queensland's Major Sports Facilities Authority. Nerolie is also Chairman of The Brisbane Institute and a Director of the National Seniors Foundation and a number of privately owned companies. She is Deputy President of the Takeovers Panel, a member of the Corporations and Markets Advisory Committee, a member of the senate of the University of Queensland and a Councillor of the Australian National Maritime Museum.

Nerolie is a member and Chairman of Alchemia's Audit and Risk Committee.

Kevin Healey PhD
Non-Executive Director
Kevin Healey joined the Board in January 1998. He resigned as a non-executive director of the board on the 18 September 2006.

Secretary
Christopher Neal - Resigned in 26 February 2007

David Green - Appointed in 7 May 2007
Chief Financial Officer and Company Secretary
David joined Alchemia in 2007. Prior to joining Alchemia David was CFO and Company Secretary of Chiquita Brands South Pacific. David has also held senior finance positions with Pacific Dunlop Limited and Sigma Company Limited. David has had significant experience in private treaty acquisitions and disposals and takeover transactions, with a strong background in financial and operational restructuring, developing cost containment strategies and strategic alliance negotiations. Prior to these appointments David was with Ernst & Young for over eight years, spending several years consulting to large public companies in Australia and England.

Corporate Governance

Details of Alchemia's corporate governance policies and procedures including information about Board Committees are set out in the section of this report entitled "Corporate Governance".

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

Member	Board of Directors Meetings		Committee meetings			
			Audit & Risk		Remuneration	
	Held	Attended	Held	Attended	Held	Attended
M Bridges	11	11	2	2	-	-
P Smith	2	2	-	-	-	-
P Andrews	11	11	-	-	1	1
J Clark	9	7	1	1	1	1
E Malta	11	11	2	2	1	1
TE Ramsdale	11	11	-	-	-	-
N Withnall	11	11	2	2	-	-
K Healey	3	1	-	-	-	-

Directors' relevant interest in Alchemia securities

Director	Shares		Options
	Beneficial	Non-beneficial	Beneficial
M Bridges	77,374	-	-
P Smith	44,669	-	1,500,000
P Andrews	3,993,323	-	-
J Clark	-	-	-
E Malta	33,374	-	-
TE Ramsdale	1,206,999	-	1,252,052
N Withnall	-	-	-
K Healey	-	-	-

Options

Under the company's remuneration policy, Non-Executive Directors do not receive options. Details of options granted to key management personnel and exercised during the year are set out in the Remuneration report section.

Corporate registered address

3 Hi-Tech Court
Brisbane Technology Park
Eight Mile Plains Qld 4113

Corporate structure

Alchemia Limited is a company limited by shares that is incorporated and domiciled in Australia. Alchemia Limited has prepared a consolidated financial report incorporating subsidiaries Alchemia Inc. (incorporated and domiciled in USA) and Alchemia Oncology Pty Ltd (previously Meditech Research Limited).

Principal activities

Alchemia Limited, established in 1995, is a biotechnology company developing new human therapeutics based on its proprietary drug discovery and synthesis technologies.

Review of operations

Financial results for the year

The company reported a net loss of $12.9 million for the 2007 financial year, up from $12.6 million in 2006. The operating loss for the year includes the first full year of accounting for Alchemia Oncology including HyCAMP clinical development; the costs associated with finalisation of the fondaparinux (synthetic heparin) pilot scale manufacture at Dow and commercial scale manufacture at Dr Reddy's; together with expenditure on the company's VAST drug discovery technology.

Grant revenue for the period of $1.5 million was $0.7million higher than the previous year.

On the 26th July 2007 the company successfully completed a capital raising of $15.2 million (net $14.7 million). This has increased cash reserves to just under $25 million providing management with sufficient headroom to focus on the task of pursuing the most efficient and effective paths to bring the company's technology to market.

Operational performance and highlights for the year

2007 had been a year of significant progress for the Company. The highlights were:

- Establishment of a US marketing and manufacturing alliance with generic specialist company Dr Reddy's Laboratories Limited (Reddy's) for generic fondaparinux, following the orderly termination of the Abraxis Pharmaceutical Products (APP) marketing agreement

- Impressive clinical trial data for its product HyCAMP from a Phase II trial in colorectal cancer showing improved tumor responses which translated into significant delays in disease progression and a strong trend towards improved survival for these patients

- Preclinical data demonstrating the ability of Alchemia Oncology's HyACT platform to enhance the activity of anti-cancer monoclonal antibodies including Avastin® and Erbitux®

- Further data confirming the ability of the VAST drug discovery platform to hit a broad range of high value targets

On the prospects of generic fondaparinux, it was noted that Arixtra® had made substantial regulatory and commercial progress over the past year:

- Arixtra® sales for the 2006 / 2007 financial year were US$155 million, up 121% compared with US$70 million for the previous FY year

- After a priority review, Arixtra® received an approvable letter from the FDA in February 2007, highlighting the significant benefit of fondaparinux over currently marketed products including the leading low molecular weight heparin, Lovenox® for treatment of acute coronary syndromes (ACS)

- In June 2007 Arixtra® received a positive opinion from the European Regulatory Agency for treatment of patients with ACS

- The European Society of Cardiology (ESC) released new guidelines giving the highest recommendation (1A) for the use of Arixtra® in the early treatment of ACS patients with unstable angina and certain heart attack patients (UA/NSTEMI)

- In August 2007 the American College of Cardiology (ACA) and the American Heart Association (AHA) published updated guidelines giving Arixtra® the highest classification (Class I) and recommending the drug be used in the management of UA/NSTEMI

The expansion of the company's later stage product development opportunities, through the acquisition of Meditech, has exceeded expectations following the outstanding final data from the Phase II HyCAMP clinical trial.

The increased efficacy seen in the Phase II trial also supports the use of the HyACT platform for the delivery of other cancer drugs. Positive preclinical data has been generated using a number of drugs including the anti-cancer monoclonal antibodies Avastin® and Erbitux®.

Over the next few months Alchemia will have discussions with the US FDA and Europe's EMEA, in order to determine the best possible development path for HyCAMP.

Alchemia is actively exploring a number of options for the commercialization of HyCAMP and other HyACT products. The potential for HyACT to improve the activity of antibodies is believed to have particular commercial value.

Drug Discovery
Alchemia continues to make advances with its small molecule VAST drug discovery platform. The initial library of compounds, directed against a family of g-protein coupled receptors (GPCRs), continues to validate the VAST concept and Alchemia is currently synthesizing a Universal Library which should be capable of hitting all GPCRs as well as other high-value drug targets.

The collaboration with European partner Euroscreen initiated around a year ago, has generated hits against all six GPCR targets and a 'hit-to-lead' program is underway for molecules active against two of the most promising targets.

Alchemia has decided not to progress its small molecule anticancer drug candidate ACL16907 into clinical trials based purely on commercial and not technical grounds. This VAST molecule cleared all technical hurdles showing good pharmacokinetics and toxicology and has added significant data to support future VAST licensing activities.

The past year has also seen Alchemia's novel antibiotic program advance. Selected compounds, with good in-vitro antibacterial activity have demonstrated efficacy in preliminary in-vivo models with low potential of resistance. Alchemia is currently testing key compounds in more stringent models of infection.

Significant changes in state of affairs
The Directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this report.

Matters subsequent to the end of the financial year
On the 26 July 2007, the company completed a successful capital raising of $15.2M to various sophisticated US and Australian institutional investors.

The Directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this report.

Financial position, outlook and future needs

The financial position, outlook and future needs are set out in the consolidated financial statements in the section of the report entitled "Financial Statements".

Likely developments

Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees

As at the 30 June 2007, Alchemia and its subsidiaries had a total of 39 employees (2006: 41 employees).

Dividends

The company did not declare or pay any dividends during the financial year.

Insurance and indemnification of Directors and Officers

During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of the property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith
b) liability for costs and expenses incurred by the person:
   i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
   ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

Environmental regulations and performance

Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company has not formed a tax consolidated group at 30 June 2007.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Remuneration report (Audited)

This report forms part of the Directors' statutory report for the year ended 30 June 2007.

This Remuneration Report outlines the director and executive remuneration arrangements of the company and the group in accordance with the requirements of the *Corporations Act 2001* and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of the AASB 124 *Related Party Disclosures*, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the group receiving the highest remuneration.

Remuneration committee

The composition and functions of this committee which oversees remuneration issues are set out in the section "Corporate Governance".

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of Directors, Executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience;
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards;
- Align rewards of management to those of shareholders;
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts:

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

The incentive plan is currently under review by the Remuneration Committee to ensure that it remains market competitive whilst adhering to the key principles outlined under the remuneration policy. As a the date of this report there are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the annual general meeting in November 2004.
The key features of the current Executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous 12 months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

Alchemia Limited TSR vs. comparator group :	
<below median	0% of max entitlement
> above median	50% of max entitlement
3rd quartile pro rata	50-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

The comparator companies for determination of the TSR are:

- Antisense Therapeutics Limited
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Cytopia Limited
- Metabolic Pharmaceuticals Limited
- Neuren Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The Board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that Executive's annual review to qualify.
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2007 the details of the entitlement and award of incentive payments to the Chief Executive Officer and key management personnel executives were as set out below.

	Incentive	
	Awarded	Forfeited
Director:		
Peter Smith Chief Executive Officer	-	-
Key management personnel - Executives:		
David Green Chief Financial Officer & Company Secretary	-	-
Tracey Brown Vice President - Oncology	-	-
Julian Dyszynski Vice President - Business Development	-	-
Wim Meutermans Vice President - Drug Development	-	-
Michael West Vice President - Intellectual Property and Technology Transfer	-	-

There is no entitlement to future incentive payments in respect of the 2007 financial year under the Executive plan.

For other employees the key features of their incentives are:

- A maximum annual incentive of up to five percent of their salary, payable in cash;
- A maximum entitlement to $1,000 in value of shares;
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the Executive plan.

In addition to the above formal entitlements under the executive and employees incentive schemes the Board may also allocate options under the Officers and Employees Share Option Scheme to employees who have demonstrated exceptional performance in a year. 1,187,077 Options were granted to 35 employees during the year pursuant to this discretion.

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.

The following table indicates Alchemia Limited's performance and their relationship to executive remuneration. The company is a development stage company which has not yet achieved profitability. Accordingly the most appropriate measure of company wide performance is considered to be Total Shareholder Performance (TSR) and as the company has not paid dividends TSR represents entirely capital appreciation of the company's ordinary shares.

	2007	2006
Average share price	$0.924	$1.127
Percentile ranking of TSR against comparator group	14	89
% increase in fixed remuneration	19.63%	11.5%
% increase in total remuneration	32.47%	22.7%

Alchemia Limited's share price since 1 July 2006 has been:


ACL Share Price vs Comparator Group 2007
ACL Share Price
Average Comparator Share Price
$1.400
$1.300
$1.200
$1.100
$1.000
$0.900
$0.800
$0.700
$0.600
$0.500
$0.400
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Share Price at Month End

Alchemia Limited's closing share price at the end of each financial year since inception are:

	2007	2006	2005	2004
30 June	0.86	1.08	0.53	0.61

Remuneration of Non-Executive Directors

Shareholders approve the maximum aggregate remuneration for Non-Executive Directors. The remuneration committee considers the level of remuneration required to attract and retain Directors with the necessary skills and experience for the Alchemia Board. This remuneration is reviewed annually with regard to market practice, relativities and Director duties and accountability.

Non-Executive Directors' fees are determined within an aggregate Director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for Directors is $300,000, approved by shareholders in 2003.

The sum of Directors' fees fall within the aggregate fee pool approved in 2003. Consulting fees paid to Errol Malta and Tracie Ramsdale for services to the company in addition to his/her role as non executive director are not considered to form part of this aggregate pool. No equity incentives are offered to Non-Executive Directors. No additional fees are paid to Directors for participating on Board committees. There are no retirement allowances payable to Non-Executive Directors, however all Non-Executive Directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

Chief Executive Officer remuneration and service contract

Peter Smith is employed under an employment contract with no fixed expiry. His contract is a salary package of $360,000 including superannuation. In addition there is an annual performance based short term incentive of 30% of his package. The salary is subject to annual review and Board approval. The performance based incentive, which has a maximum payout of 30 percent of annual salary package, is assessed against individual and company performance and subject to annual review and Board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of his existing contract, the company is required to give six months notice of termination, or payment in lieu of notice.

Key Management Personnel service contracts

Each of the Executives has a service contract with the company. The principal terms of each of these contracts is set out below:

Executive	Julian Dyszynski	David Green	Tracey Brown	Michael West	Wim Meutermans
Position	VP Business Development	Chief Financial Officer and Company Secretary	VP Oncology	VP IP & Technology Transfer	VP Discovery
Base salary	Base salary is subject to remuneration committee approval and reviewed annually in June				
Superannuation	The company will match the Executive's contribution into a US 401K defined contribution plan	Superannuation guarantee contribution of 9%			
Incentive arrangements	Annual bonus of 30% of salary subject to the company achieving performance objectives in the first instance and then achievement of individual performance objectives				
Length of contract	3 years, expiring on 24th March 2008	No fixed term	No fixed term	No fixed term	3 years, expiring on 31st March 2008
Notice period					
- employee	Six months	Six months	Six months	Six months	Six months
- termination by company	Six months	Six months	Six months	Six months	Six months

Key Management Personnel (Table 1)

Compensation of Key Management Personnel (Consolidated) for the year-ended 30 June 2007 & 30 June 2006.

	Short term employee benefits				Post employment		Equity-based payments		Total	% performance related
	Salary & Fees	Cash Bonus	Non monetary Benefits	Long service leave accrued	Superannuation Contributions	Retirement Benefits	Options	Shares		
	$	$	$	$	$	$	$	$	$	
Directors										
Mel Bridges										
2007	75,000	-	-	-	-	-	-	-	75,000	n/a
2006	66,000	-	-	-	-	-	-	-	66,000	n/a
Peter Smith										
2007	262,967	-	2,871	7,159	23,667	-	195,249	-	491,913	15.73%
2006	23,077	-	-	523	2,077		-	-	25,677	-
Peter Andrews										
2007	11,250	-	-	-	37,800	-	-	-	49,050	n/a
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
Julian Clark										
2007	45,536	-	-	-	4,098	-	-	-	49,634	n/a
2006	-	-	-	-	-	-	-	-	-	n/a
Errol Malta[1]										
2007	89,622	-	-	-	26,550	-	-	-	116,172	n/a
2006	171,629	-	-	-	3,308	-	-	-	174,937	n/a
Tracie Ramsdale[2]										
2007	486,964	14,616	-	-	62,944	205,000	49,043	82,824	901,391	16.25%
2006	279,617	4,764	-	46,135	24,999	-	156,204	26,998	538,717	34.89%
Nerolie Withnall										
2007	45,000	-	-	-	4,050	-	-	-	49,050	n/a
2006	46,750	-	-	-	4,207	-	-	-	50,957	n/a
Kevin Healey[1]										
2007	11,250	-	-	-	1,013	-	-	-	12,263	n/a
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
Executives										
Tracey Brown										
2007	156,119	-	6,146	21,419	32,058	-	12,146	2,500	230,388	6.36%
2006	16,281	-	399	3,574	2,678	-	-	-	22,932	-
Julian Dyszynski										
2007	191,301	5,213	8,863	-	20,522	-	31,698	30,673	288,270	23.44%
2006	203,004	2,667	8,713	-	10,803	-	72,228	14,976	312,391	28.77%
David Green[4]										
2007	29,254	-	-	666	1,708	-	47,370	-	78,998	59.96%
2006	-	-	-	-	-	-	-	-	-	-
Wim Meutermans										
2007	166,955	2,300	-	23,302	19,386	-	2,768	35,700	250,411	16.28%
2006	139,822	1,734	-	17,013	12,584	-	1,942	9,827	182,922	7.38%
Christopher Neal[3]										
2007	171,955	7,650	-	-	13,473	-	23,854	43,349	260,281	28.76%
2006	169,926	2,232	-	9,358	15,293	-	76,020	12,647	285,476	31.84%
Ian Nisbet[3]										
2007	246,090	-	-	-	13,152	-	-	4,172	263,414	1.58%
2006	28,016	-	-	6,535	1,421	-	-	-	35,972	-
Michael West										
2007	161,483	4,159	3,300	28,410	18,453	-	2,768	23,568	242,141	12.59%
2006	132,036	1,734	1,650	22,195	11,883	-	971	9,827	180,296	6.95%
Total Remuneration										
2007	**2,150,746**	**33,938**	**21,180**	**80,956**	**278,874**	**205,000**	**364,896**	**222,786**	**3,358,376**	**18.51%**
2006	**1,349,658**	**13,131**	**10,762**	**105,333**	**95,869**	**-**	**307,365**	**74,275**	**1,956,393**	**20.18%**

[1] Errol Malta in addition to his fees as a non executive director also receives remuneration from the company in respect of consulting services he provided during the year and as chairman of the company's Clinical Advisory Committee
[2] Includes fees as Executive and Non-Executive Director as well as well as additional fees paid in May for consultancy services provided in general scientific advisory services
[3] Includes salary until their resignation period
[4] Joined the company on 7 May 2007

The amount included above in respect of options under the share based payments component of remuneration represents the amortisation over the expected life of the option of the fair value of the option at the date of grant. 1,187,077 options were granted as remuneration during the year and 1,550,000[1] options were granted under Alchemia Limited Executive Share Plan. The fair value of the cash settled options is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted.

The following table lists the inputs:

	2007	2006
Expected volatility (%)	60	61.9-68.4
Risk free interest rate (%)	5.79-6.02	5.55-6.09
Expected life of options (years)	5	3
Dividend yield (%)	-	-
Option exercise price ($)	1.09-9.00	0.36-0.95
Weighted average share price at grant date ($)	0.98	0.70

[1] 1,000,000 options issued to Pete Smith are subject to approval at AGM

Key Management Personnel - Compensation options: Granted and vested during the year (Table 2)

30 June 2007	Vested No.	Granted No.	Grant Date	Fair Value per option at grant date ($)	Exercise price per option ($)	Expiry Date	First Exercise Date	Last Exercise Date
Directors								
Peter Smith	-	400,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
Peter Smith		1,100,000	30 Apr 07	0.45	1.090	30 Apr 12	23 Nov 07	30 Apr 12
Tracie Ramsdale	1,252,052	-	-		-	-	-	-
Executives								
Tracey Brown	-	47,266	21 Aug 06	0.27	1.617	20 Aug 11	21 Aug 09	20 Aug 11
Tracey Brown	-	27,778	25 Jan 07	0.22	1.670	01 Feb 10	25 Jan 07	01 Feb 10
Tracey Brown	-	55,556	25 Jan 07	0.06	4.500	01 Feb 10	25 Jan 07	01 Feb 10
Tracey Brown	-	55,556	25 Jan 07	0.02	9.000	01 Feb 10	25 Jan 07	01 Feb 10
Julian Dyszynski	536,420	20,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
David Green	-	450,000	23 May 07	0.63	1.160	22 May 12	22 May 08	22 May 12
Wim Meutermans	-	20,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
Michael West	-	20,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
Total	1,788,472	2,196,156						

30 June 2006	Vested No.	Granted No.	Grant Date	Fair Value per option at grant date ($)	Exercise price per option ($)	Expiry Date	First Exercise Date	Last Exercise Date
Directors								
Peter Smith	-	-	-	-	-	-	-	-
Tracie Ramsdale	-	-	-	-	-	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Wim Meutermans	134,148	-	-	-	-	-	-	-
Christopher Neal	-	-	-	-	-	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Michael West	67,074	-	-	-	-	-	-	-
Total	201,222	-						

Ernst & Young

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our audit of the financial report of Alchemia Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown
Partner
27 August 2007

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax and R&D services and advice to the company	$ 21,950

This report is made in accordance with a resolution of the Directors of the Board.

P Smith
Managing Director and Chief Executive Officer

Signed at Brisbane on 27 August 2007

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

Independent auditor's report to the members of Alchemia Limited

We have audited the accompanying financial report of Alchemia Limited and the entities it controlled during the year, which comprises the balance sheet as at 30 June 2007, the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 13-20 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(b), the directors also state that the financial report, comprising the consolidated financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors[2], as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion:

1. the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

 (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

(b) other mandatory financial reporting requirements in Australia.

2. the consolidated financial statements and notes or financial report also comply with International Financial Reporting Standards as disclosed in Note 2(b).

3. the remuneration disclosures that are contained on pages 13-20 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Winna Brown
Partner
Brisbane
27 August 2007

Alchemia

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Alchemia Limited, I state that:

(1) In the opinion of the Directors:

(a) The financial statements and notes, and the additional disclosures included in the directors report and designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

On behalf of the Board

P Smith
Director

Brisbane, 27 August 2007

Corporate Governance

Alchemia Limited is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. At a minimum we will ensure that all regulatory requirements are met and ethical standards maintained. Alchemia Limited adheres to the substantive and procedural recommendations of the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, dated 31 March 2003.

The Directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices of the company that the Directors, management and employees are required to follow.

Comprehensive information about our corporate governance policies can be found on our website at www.alchemia.com.au.

ROLE OF THE ALCHEMIA LIMITED BOARD OF DIRECTORS

The Alchemia Limited Board of Directors (the Board) is ultimately responsible for the success of the company through setting its strategic goals, establishing resources and overseeing its management processes. Its aim is to create and deliver shareholder value by maximising the performance of our business.

The primary roles of the Board include:

- Appoint the Chief Executive Officer and monitor performance of the Chief Executive Officer and senior Executives
- Formulate and establish the strategic direction of the company and monitor its execution
- Protect the interests of shareholders
- Monitor and optimise business performance
- Ensure that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities
- Establish proper succession plans for management of the company
- Approve external financial reporting by Alchemia Limited.

The division of responsibilities between the Board and management is set out in the Board Charter and in accordance with the approved framework of delegated authority to management. The executive team is responsible for ensuring that the board is provided with quality, timely information to enable the board to fulfil its responsibilities. A copy of the Board Charter is available on our website.

This complies with ASX Corporate Governance Principle 1.

BOARD COMPOSITION AND INDEPENDENCE

The Alchemia Limited Board has seven Directors, comprising six Non-Executive Directors (including the Chairman) and one Executive Director.

Details of each Director's skills and experience are set out in the Directors Report.

Directors (except for the Chief Executive Officer) are subject to re-election by rotation at annual general meetings as stipulated in the Corporations Act and the company's constitution. There are no maximum terms for Non-Executive Director appointments. Newly elected Directors must seek re-election at the first general meeting of shareholders following their appointment.

The Board assesses Director independence on an annual basis, or more often if it feels it is warranted, depending on disclosures made by individual Directors.

The Board has concluded that all Non-Executive Directors are independent. In reaching this conclusion the Directors considered the following:

- Professor Andrews was a founder of the company and has been a Board member since 1995 but has not undertaken any Executive role within the company at any time nor has any business or other relationship that could compromise his independence.
- Dr Tracie Ramsdale was a founder of the company and has been a Board member since 2003. She was Chief Executive Officer of the Company until April 2007 at which time she resigned from that role to assume a non executive directorship position with the company. In addition to this role she will also provide consulting services to, and Chair, Alchemia's Scientific Advisory Committee. Notwithstanding these past and present associations the Board is satisfied that these will not interfere with the independent exercise of her judgement.
- Dr Malta provides consulting advice to the company and serves on the company's Clinical Advisory Committee. Both of these roles have arisen as a consequence of his appointment to the Board in 2003 and the Board has reviewed and is satisfied that these roles do not compromise his independence.
- Ms Withnall and Mr Bridges do not have any previous association with the company or any other relationships that are relevant to their independence.
- Dr Clark was formerly a director of Meditech Research Limited (Meditech) and became a director of Alchemia following the acquisition of Meditech in 2006. Dr Clark as no other associations or relationships with Alchemia that are relevant to his independence.

The Chairman is independent and runs the Board in such a manner as to facilitate the effective contribution of all Directors and promote constructive and respectful relations among the Board members and between Board and management. The Chairman implements the following to ensure that the principles inherent in good Board practice are followed:

- Follows proper meeting procedure ensuring that all members of the Board are given a proper opportunity to put forward views and discuss issues in a constructive and robust environment. This ensures that effective communication and contribution can be achieved.
- Ensures that detailed Board papers are prepared and distributed, ensuring that Board members are fully informed on relevant issues in a timely manner.
- Ensures that draft minutes of meetings are circulated within a reasonable period after the meeting. This ensures proper follow up and informed reporting of resolutions passed and issues discussed at Board meetings.
- If a potential conflict of interest arises, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is being considered. Directors must advise the Board immediately of any interests that could potentially conflict with those of Alchemia.

The roles of Chairman and Chief Executive Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company. Their roles and responsibilities, and the division of responsibilities between them, are clearly understood and there is regular communication between them.

The company's Board structure is compliant with ASX Corporate Governance Council Principles 2.1, 2.2, 2.3 and 2.5. .

DIRECTORS' ACCESS TO INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

REVIEW OF BOARD PERFORMANCE

In July 2006 the Board undertook its most recent review of its performance and that of its committees and individual Directors. This involved a self assessment process which required the completion and evaluation of detailed questionnaires on business and management matters. The results of this review are currently being analysed by the Board and as has been past practice will be used to establish new performance objectives. The next performance review is scheduled for September 2007.

Formal performance assessment is undertaken on all Executives including the Chief Executive on an annual basis.

The company complies with ASX Corporate Governance Council Principle 8 in relation to Board performance.

ACCESS TO INFORMATION

To help Directors maintain their understanding of the business and to assess the people managing them, Directors are briefed regularly by members of the Executive team. Directors also have access to other employees at all levels during inspections and in other meetings.

Directors receive comprehensive monthly reports from management and have unrestricted access to company records and information.

All Directors have direct access to the Company Secretary who is accountable to the Chief Executive and, through the Chairman, the Board on all corporate governance matters.

BOARD COMMITTEES

Alchemia's Board has established three standing committees to assist in meeting its responsibilities — the Audit and Risk Committee, the Remuneration Committee and the Nomination Committee. These committees review matters on behalf of the Board and make recommendations for consideration by the entire Board. Copies of the charters of these committees may be accessed from our website.

Remuneration Committee

The Board has established a Remuneration Committee, which meets at least two times per year. The Remuneration Committee comprises the following Non-Executive Directors:

- Peter Andrews (Chairman)
- Errol Malta
- Julian Clark

Attendance at meetings during the year is set out in the Directors' Report.

The Remuneration Committee undertakes the procedure for establishing and reviewing remuneration for senior Executives and Non-Executive members of the Board.

Particulars concerning Directors' and Executives' remuneration and the company's Employee and Officers Share Option Plan are set out in the Directors' Report and in the notes to the financial statements.

The Remuneration Committee complies with ASX Corporate Governance Council Principles 9.2 and 9.5

Audit and Risk Committee
The Board has established an Audit and Risk Committee, which meets regularly throughout the year. The Audit and Risk Committee comprises three Non-Executive Directors, and its current members are:

- Nerolie Withnall (Chairman)
- Mel Bridges
- Errol Malta
- Julian Clark

Attendance at meetings during the year is set out in the Directors' Report.

The members of the Audit and Risk Committee have significant financial, business, and legal backgrounds, expertise and qualifications. The full particulars of each member's relevant experience and qualifications, and other relevant matters are contained in this annual report.

The nomination and review of existing audit arrangements is undertaken by the Audit and Risk Committee. The Audit and Risk Committee addresses issues surrounding the integrity of financial information presented to the Board and shareholders, including the review of audit engagements and controls.

The Audit and Risk Committee also advises the Board and makes recommendations in relation to policy and procedures, and the application of the principles of corporate governance. The committee addresses issues of proper corporate governance procedures and practices to ensure that the company maintains the highest integrity and best practice with respect to such matters.

The committee seeks to ensure the independence of the external auditor. It pre-approves any non-audit services to be performed by the audit firm. Such approval will not be given if the services might impair the auditor's judgement or independence.

The Audit and Risk Committee generally invites the Chief Executive Officer, the Chief Financial Officer and external auditors to attend meetings. The Chief Executive Officer (Peter Smith) and the Chief Financial Officer (David Green) sign a statement to the half yearly and full year accounts to the effect that the company's financial reports present a true and fair view in all material respects of the company's financial condition and operational results, and are in accordance with the relevant accounting standards.

The Audit and Risk Committee structure and charter comply with ASX Corporate Governance Council Principles 4.2, 4.3, 4.4 and 4.5.

Nomination committee
The Nomination Committee comprises all members of the board and meets where necessary to consider and select candidates for the position of director.
The Nomination Committee structure and functions comply with ASX Corporate Governance Council Principles 2.5

RISK MANAGEMENT
The Board, together with the Audit and Risk Committee, is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- The principal strategic, operational and financial risks are identified

- Effective systems are in place to monitor and manage risks
- Reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks:

- Established policies and procedures in relation to treasury operations including the use of derivatives
- Issued and revised standards and procedures in relation to health and safety matters
- Implemented policies and procedures in relation to the protection of the company's intellectual property
- Issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

These risks are monitored by regular reports to the Board and, where appropriate, by management presentations to the Board and to the Audit Committee during the year.

The risk oversight policies and practices comply with ASX Corporate Governance Council Principles 7.1and 7.3.

CODE OF CONDUCT

The Board and management ensure that the business processes of Alchemia Limited are conducted according to sound ethical principles. The Board has established formal codes of conduct in this regard for Directors, management and staff, copies of which are available on our website.

This code of conduct complies with the obligations in ASX Corporate Governance Council Principles 3.1, 3.3 and 10.

SHARE TRADING

The Board has set the following rules relating to trading in the company's securities by Directors, management and employees, which are followed:

1. Directors, Officers and employees will not engage in short term trading of the company's shares.
2. Directors, Officers and employees will neither buy nor sell at a time when they possess information which, if disclosed publicly, would be likely to materially affect the market price or value of the company's shares.
3. Directors and nominated Officers and employees will notify the Board in advance of any material intended transactions involving the company's shares (through the Chairman or Secretary).
4. Directors and nominated Officers and employees will neither buy nor sell shares in the company except within one month after the occurrence of one of the following events:
    a) Release of yearly results to the ASX; or
    b) Release of half yearly results to the ASX; or
    c) The Annual General Meeting
5. Points 1 to 4 above apply to Directors, Officers and employees (including their nominee companies) and their associates, such as spouses, dependent children, family trusts and family companies where the transactions are known to the Director.

The share trading policy complies with ASX Corporate Governance Council Principle 3.2.

REPORTING TO STAKEHOLDERS

The Board is committed to keeping shareholders and other legitimate stakeholders informed in a timely manner of material developments that affect the company. The company disclosure policy is supported by a formal policy and comprehensive procedures on continuous and periodic disclosure to ensure compliance with Australian Stock Exchange and Corporations Act obligations.

All company announcements, presentations to analysts and other significant briefings are posted on the company's website after release to the Australian Stock Exchange. The Company Secretary is responsible for communications with the Australian Stock Exchange.

The company's policies and procedures comply with the requirements of ASX Corporate Governance Council Principles 5 and 6.1.

CERTIFYING FINANCIAL REPORTS

The Chief Executive Officer and Chief Financial Officer certify in respect of the half yearly financial results and the full yearly financial results that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and results and are in accordance with relevant accounting standards. As part of this certification, they are required to confirm that there is a sound system of risk management and that the risk management and internal compliance and control system is operating efficiently and effectively during the whole financial year.

This complies with *ASX Corporate Governance Council Principles 4.1and 7.2.*

AUDIT GOVERNANCE

The company's external audit services are provided by Ernst & Young. The partner responsible for the audit was appointed during 2005 and, under the terms of the engagement, will be required to rotate off the audit in five years. Reports prepared by the external auditor are submitted to the Audit and Risk Committee. It is the policy of the external auditor to provide an annual declaration of their independence to the Audit and Risk Committee.
The relationship with the external auditor is covered in the Audit and Risk Committee charter, which is available on our website.

The external audit partner in charge of the Alchemia audit attends the annual general meeting of the company and is available to answer shareholder questions relating to audit and accounting matters.

This is compliant with ASX Corporate Governance Council Principle 6.2.

Financial Statements

	Note	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
Continuing operations					
Interest income		1,011	1,379	969	1,372
Grants received		1,548	813	1,146	755
Other Income		768	26	47	26
Total income		3,327	2,218	2,162	2,153
Depreciation and amortisation	3a	(1,874)	(1,147)	(473)	(1,031)
Payroll and staff expenses	3b	(5,505)	(4,243)	(4,292)	(3,916)
Business development		(426)	(649)	(563)	(895)
Finance costs		-	(3)	-	-
Research and development costs		(5,697)	(6,450)	(4,663)	(6,230)
Administration and corporate expenses		(2,014)	(1,658)	(1,935)	(1,561)
Rent and occupancy expense		(583)	(517)	(524)	(500)
Share based payment expense	3b	(531)	(382)	(531)	(382)
Provision for intercompany loan	12	-	-	(2,856)	(4)
Other expense		48	(11)	49	7
Loss before income tax		(13,255)	(12,842)	(13,626)	(12,359)
Income tax benefit	4	326	110	-	-
Loss from continuing operations		(12,929)	(12,732)	(13,626)	(12,359)
Net loss for the year		(12,929)	(12,732)	(13,626)	(12,359)
Net loss attributable to minority interest		-	(127)	-	-
Net loss attributable to equity holders of the parent		(12,929)	(12,605)	(13,626)	(12,359)
Earnings per share (cents per share)					
- Basic earnings/(loss) per share (cents)	5	(9.3)	(10.7)		
- Diluted earnings/(loss) per share (cents)	5	(9.3)	(10.7)		
Dividends per share (cents)		-	-		

The above income statement should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED 30 JUNE 2007

	Note	CONSOLIDATED		ALCHEMIA LIMITED	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	6	5,319	11,603	4,784	10,990
Term deposits	7	4,341	14,631	4,341	14,631
Trade and other receivables	8	1,306	291	864	226
Other current assets	9	140	195	140	140
TOTAL CURRENT ASSETS		11,106	26,720	10,129	25,987
NON-CURRENT ASSETS					
Property, plant and equipment	10	1,282	1,066	1,164	970
Intangible assets and goodwill	11	22,660	24,377	-	-
Investment in Controlled entities	12	-	-	17,218	15,022
Non-current receivables to controlled entities	12	-	-	520	406
Deferred tax assets	4	19	136	15	58
TOTAL NON-CURRENT ASSETS		23,961	25,579	18,917	16,456
TOTAL ASSETS		35,067	52,299	29,046	42,443
LIABILITIES					
CURRENT LIABILITIES					
Trade and other payables	13	1,227	3,893	961	1,990
Deferred revenue		205	178	61	165
Provisions	14	205	322	142	218
Convertible debt	15	-	1,707	-	1,707
TOTAL CURRENT LIABILITIES		1,637	6,100	1,164	4,080
NON-CURRENT LIABILITIES					
Provisions	14	224	248	208	218
Deferred tax liability	4	5,079	5,525	15	58
TOTAL NON-CURRENT LIABILITIES		5,303	5,773	223	276
TOTAL LIABILITIES		6,940	11,873	1,387	4,356
NET ASSETS		28,127	40,426	27,659	38,087
EQUITY					
Equity attributable to equity holders of the parent					
Contributed equity	16a	87,725	84,959	87,725	84,959
Shares to be issued		-	99	-	99
Reserves	16b	1,933	1,340	1,933	1,402
Accumulated losses		(61,531)	(48,602)	(61,999)	(48,373)
PARENT INTERESTS		28,127	37,796	27,659	38,087
MINORITY INTERESTS		-	2,630	-	-
TOTAL EQUITY		28,127	40,426	27,659	38,087

The above balance sheet should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED 30 JUNE 2007

Consolidated	Issued Capital	Shares to be issued	Retained Earnings	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005	48,991	-	(35,997)	1,020	14,014	-	14,014
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,605)	-	(12,605)	(127)	(12,732)
Total income/expense for the period	(498)	-	(12,605)	-	(13,103)	(127)	(13,230)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - Executive and employee Incentive Plans Shares	128	-	-	-	128	-	128
Issuance of shares - Private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - Share Purchase Plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	5,805	17,054
Acquisition of minority interest - Meditech	3,011	99	-	(62)	3,048	(3,048)	-
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,602)**	**1,340**	**37,796**	**2,630**	**40,426**
Total income/expense for the period recognised directly in equity	-	-	(12,929)	-	(12,929)	-	(12,929)
Total income/expense for the period	-	-	(12,929)	-	(12,929)	-	(12,929)
Exercise of options - employees	318	-	-	-	318	-	318
Issuance of shares - Executive and employee Incentive Plans Shares	387	-	-	-	387	-	387
Acquisition of Meditech through issue of shares	2,061	(99)	-	-	1,962	(2,694)	(732)
Acquisition of minority interest - Meditech	-	-	-	62	62	64	126
Cost of share-based payment	-	-	-	531	531	-	531
Total as at 30 June 2007	**87,725**	**-**	**(61,531)**	**1,933**	**28,127**	**-**	**28,127**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED 30 JUNE 2007

Parent	Issued Capital	Shares to be issued	Retained Earnings	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005	48,991	-	(36,014)	1,020	13,997	-	13,997
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,359)	-	(12,359)	-	(12,359)
Total income/expense for the period	(498)	-	(12,359)	-	(12,857)	-	(12,857)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - Executive and employee Incentive Plans Shares	128	-	-	-	128	-	128
Issuance of shares - Private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - Share Purchase Plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	-	11,249
Acquisition of minority interest - Meditech	3,011	99	-	-	3,110	-	3,110
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	84,959	99	(48,373)	1,402	38,087	-	38,087
Total income/expense for the period recognised directly in equity	-	-	(13,626)	-	(13,626)	-	(13,626)
Total income/expense for the period	-	-	(13,626)	-	(13,626)	-	(13,626)
Exercise of options - employees	318	-	-	-	318	-	318
Issuance of shares - Executive and employee Incentive Plans Shares	387	-	-	-	387	-	387
Acquisition of Meditech through issue of shares	2,061	(99)	-	-	1,962	-	1,962
Cost of share-based payment	-	-	-	531	531	-	531
Total as at 30 June 2007	87,725	-	(61,999)	1,933	27,659	-	27,659

The above statement of changes in equity should be read in conjunction with the accompanying notes.

	Note	CONSOLIDATED		ALCHEMIA LIMITED	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from grants		1,575	920	1,043	920
Payments to suppliers and employees		(17,292)	(14,093)	(13,431)	(13,863)
Other income received		368	26	47	26
Interest received		1,145	1,278	1,113	1,372
Interest paid		-	(3)	-	-
NET CASH FLOWS FROM OPERATING ACTIVITIES	6	(14,204)	(11,872)	(11,228)	(11,545)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment	10	(746)	(512)	(667)	(513)
Payment for acquisition of subsidiary		(235)	264	(235)	(661)
Loan to subsidiary		-	(402)	(2,977)	(405)
Net purchases of short term deposits		10,290	(902)	10,290	(902)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		9,309	(1,552)	6,411	(2,481)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares	16	318	22,206	318	22,206
(Repayment)/Drawdown under convertible loan facility	15	(1,707)	1,079	(1,707)	1,079
Payment of share issue costs		-	(498)	-	(498)
Repayments of finance lease principal		-	(2)	-	(2)
Receipt of funds held on deposit		-	183	-	183
NET CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES		(1,389)	22,968	(1,389)	22,968
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(6,284)	9,544	(6,206)	8,942
Cash and cash equivalents at beginning of period		11,603	2,059	10,990	2,048
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	5,319	11,603	4,784	10,990

The above statement of cash flows should be read in conjunction with the accompanying notes.

1. CORPORATE INFORMATION

The financial report of Alchemia Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 27 August 2007 and covers Alchemia Limited as an individual entity as well as the consolidated entity consisting of Alchemia Limited and its subsidiaries as required by the Corporations Act 2001.

Alchemia Limited is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 22 and in the Directors Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared in accordance with the historical cost convention.

The financial report is presented in the Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

Except for the amendments to AASB 101 *Presentation of Financial Statements* and AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments*, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 7 *Financial Instruments: Disclosures.*	1 Jan 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Company's financial report.	1 July 2007
AASB 7	*AASB 7 Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 130 *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* and AASB 132 *Financial Instruments: Disclosure and Presentation.*	1 Jan 2007	As above	1 July 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Alchemia Limited and its subsidiaries as at 30 June each year (the Group).

The financial statements of the subsidiaries are prepared for the same reporting period as Alchemia Limited, the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting form intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiary is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(d) Significant accounting judgements, estimates and assumptions

(i) Significant accounting estimates and assumptions

In applying the Group's accounting policies management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions. Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

(ii) Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

(iii) Impairment of intangibles with definite useful lives (patents)

The Group assesses impairment of intangibles with definite useful lives at each reporting date by evaluating conditions specific to the Group and to the particular intangibles that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves value in use calculations, which incorporate a number of key estimates and assumptions.

(iv) Share-based payment transactions

The Group measures the cost of equity-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted.

(e) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(e) Revenue recognition (cont'd)

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Government Grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Interest

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(f) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term if there is reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(g) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) Trade and other receivables

Trade receivables, which generally have 0-30 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the group will not be able to collect the debt.

(i) Foreign currencies

The functional and presentation currency of Alchemia Limited and its Australian subsidiaries is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The functional currency of the foreign operations, Alchemia Inc., is in United States dollars (US$).

As at the reporting date the assets and liabilities of these subsidiaries are translated into the presentation currency of Alchemia Limited at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year.

(j) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- When the taxable temporary difference is associated with investments in subsidiaries and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Income tax (cont'd)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(k) Other tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(l) Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes ths cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognised in profit or loss as incurred.

	2007	2006
Plant and equipment under lease	**n/a**	2 -5 years
Plant and equipment	**3 to 5 years**	3 to 5 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(m) Investment and other financial assets

Financial assets in the scope of AASB 139 *Financial Instruments: Recoginition and Measurement* are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction cost. The Group determines the classification of its financial assets after initial recoginition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(o) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset is reviewed at least at each financial year end. Changes in the expected useful life are accounted for by changing the amortisation expense on intangible assets is recognised in profit or loss.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(o) Intangible assets (cont'd)

any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

(p) Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease). An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(q) Trade and other payables

Trade payables and other payables are carried at amortised costs. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(r) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

(s) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(t) Employee benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liability are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(u) Acquisition of minority interest

In accounting for the acquisition of the minority interest the Group has elected to apply the "Parent Entity Extension Method". Under this method, the assets and liabilities of the subsidiary are not remeasured to reflect their fair values at the date of the transaction. Rather, the Group has recognised goodwill measured as the difference between the cost of minority interest acquired and the minority interest's share of the identifiable net assets of the acquiree at the date of acquisition.

(v) Share-based payment transactions

The company provides benefits to employees (including key management personnel) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently three plans in place to provide these benefits:

- The executive incentive plan, which provides benefits to senior executives (including key management personnel)
- The staff incentive, which provides benefits to all employees excluding senior executives and directors
- The employee share option plan, which provides benefits to all employees and directors

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value measured at grant date takes into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Alchemia Limited (market conditions).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(v) Share-based payment transactions (cont'd)

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense no yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(w) Shares to be issued

Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

(x) Options

As options are expected to be exercised before contract life, expected life of the options becomes the vesting period.

(y) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(z) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2007	2006	2007	2006
		$'000	$'000	$'000	$'000
3. EXPENSES					
(a) Depreciation and amortisation:					
Depreciation of property, plant and equipment		529	1,033	473	1,029
Amortisation of property, plant and equipment		-	2	-	2
Amortisation of patent		1,345	112	-	-
		1,874	1,147	473	1,031

	Notes	CONSOLIDATED 2007	2006	ALCHEMIA LIMITED 2007	2006
		$'000	$'000	$'000	$'000
3. EXPENSES (cont'd)					
(b) Employee benefits expense					
Wages and salaries		4,688	3,622	3,619	3,348
Workers compensation costs		28	25	21	25
Defined contribution plan expense		407	243	330	227
Annual leave provision		(114)	43	(76)	22
Long service leave provision		(24)	49	(10)	49
Payroll & Fringe Benefit Tax		291	173	210	159
Other employee benefit expenses		229	88	198	86
Share based payments		531	382	531	382
		6,036	4,625	4,823	4,298
(c) Other					
Net foreign currency (gains) - other		(72)	(24)	(74)	(24)
Operating lease		374	313	317	313
Impairment of term deposits included in administration expenses		97	-	97	-

4. INCOME TAX

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:

Accounting loss before tax from continuing operations	(13,255)	(12,842)	(13,626)	(12,359)
At the group's statutory income tax rate of 30% (2006:30%)	(3,977)	(3,853)	(4,088)	(3,708)
Expenditure not allowable for income tax purposes (a)	275	114	275	114
Recognition of deferred tax assets not previously booked (b)	(107)	(110)	-	-
Unrecognised tax losses	3,483	3,739	3,813	3,594
Total income tax expense/(benefit) provided on operating loss	(326)	(110)	-	-

Deferred income tax	Balance sheet		Income statement	
Deferred income tax at 30 June relates to	2007	2006	2007	2006
Consolidated	$	$	$	$
Deferred tax liabilities				
Deferred income	18	59	41	59
Patents	5,061	5,466	(326)	(33)
Deferred tax liability	5,079	5,525	(285)	26

(a) **Share based payment expense (options)** : $530,807 at 30% = $159,242
Share based payment expense (shares) : $386,824 at 30% = $116,047; Total = $275,289

(b) **Deferred tax asset** : Reverse part of deferred tax liability for patent - $356,098 at 30% = $106,829

(c) **Income tax expense** : Refer to deferred tax movement calculation

4. INCOME TAX (cont'd)	Balance sheet		Income statement	
	2007	2006	2007	2006
	$	$	$	$
Consolidated				
Deferred tax assets				
Employee entitlements	109	151	-	-
Deferred revenue	127	54	41	(54)
Accruals and provisions	48	215	-	(82)
Losses available for offset against future taxable income	16,024	12,807	-	-
Deferred depreciation for tax purposes	722	563	-	
S40-880 costs	287	472	-	-
Patent costs	231	245	-	-
Unrealised foreign exchange losses	-	13	-	-
	17,548	14,520		
Deferred tax assets not recognised	(17,529)	(14,384)		
Gross deferred income tax assets	19	136		
Deferred tax income/ (expense)			(326)	(110)
Deferred income tax				
Parent				
Deferred tax liabilities				
Deferred income	15	58	(43)	58
Patents	-	-	-	-
Deferred tax liability	15	58	(43)	-
Deferred tax assets				
Employee entitlements	91	117	-	-
Deferred revenue	19	50	31	(50)
Accruals and provisions	48	193	12	(8)
Losses available for offset against future taxable income	15,238	12,807	-	-
Deferred depreciation for tax purposes	722	545		
S40-380 costs	287	471	-	-
Patent costs	231	245	-	-
Unrealised foreign exchange losses	-	13	-	-
	16,636	14,441		
Deferred tax assets not recognised	16,621	(14,383)		
Gross deferred income tax assets	15	58		
Deferred tax income/ (expense)			-	-

The group has tax losses arising in Australia of $53,416,505 (2006 $42,745,522) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

	2007	2006
5. EARNINGS PER SHARE	(9.3)	(10.7)

5. EARNINGS PER SHARE (cont'd)

Basic earnings per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2007	2006
	$'000	$'000
Net loss used in calculating basic and diluted earnings per share	12,929	12,605
	Number of Shares	
Weighted average number of ordinary shares used in calculating basic earnings per share:	139,340,220	117,635,526

The options are non-dilutive as the company is in losses.

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	ALCHEMIA LIMITED 2007	ALCHEMIA LIMITED 2006
		$'000	$'000	$'000	$'000
6. CASH AND CASH EQUIVALENTS					
Cash at bank and on hand		203	2,290	156	1,677
Short term deposits		5,116	9,313	4,628	9,313
		5,319	11,603	4,784	10,990

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirement of the Group, and earn interest at the respective short-term deposit rates.

	CONSOLIDATED 2007	CONSOLIDATED 2006	ALCHEMIA LIMITED 2007	ALCHEMIA LIMITED 2006
Reconciliation of net loss after tax to net cash flows from operations				
Net loss	(12,929)	(12,732)	(13,626)	(12,359)
Adjustments for				
Fair value of services paid for via issuance of options	531	382	531	382
Fair value of services paid for via issuance of shares	387	-	387	-
Impairment and write off of non-current assets	-	-	2,863	-
Depreciation of non-current assets	529	1,033	473	1,029
Amortisation of non-current assets	-	2	-	2
Amortisation of intangibles	1,345	112	-	-
Changes in assets and liabilities				
(Increase) in trade and other receivables	(1,015)	(104)	(638)	(92)
Decrease in prepayments	55	1	-	14
Decrease/(increase) in deferred tax assets	117	(110)	43	(58)
Increase/(decrease)/increase in deferred revenue	27	107	(104)	165
(Decrease) in trade and other payables	(2,664)	(645)	(1,028)	(757)
(Decrease)/increase in current provision	(117)	33	(76)	22
(Decrease)/increase in deferred tax liabilities	(446)	-	(43)	58
(Decrease)/increase in non-current provisions	(24)	49	(10)	49
Net cash from operating activities	(14,204)	(11,872)	(11,228)	(11,545)

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
7. TERM DEPOSITS					
Short term deposits (at fair value)*		4,341	14,631	4,341	14,631
*Provision for impairment		(97)	-	(97)	-

Short term deposits are available for sale financial instruments.

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
8. RECEIVABLES (CURRENT)					
Security deposit		27	31	-	-
Trade receivable	(a)	430	65	27	33
Trade receivable - Dr Reddy	17	788	-	788	-
Other receivable	(b)	61	195	49	193
		1,306	291	864	226

(a) Represents a milestone payment receivable from SkyePharma PLC, following approval of Solaraze® by the Australian Therapeutic Goods Administration (TGA). The Australian, New Zealand, Malaysian and Singapore marketing and sublicensing rights to Solaraze® were licensed to SkyePharma by Meditech Limited in 2002 in return for an upfront payment, a milestone payment on approval in Australia or New Zealand and a royalty on sales in these four territories. Final marketing approval was given by the Australian TGA in June 2007. Solaraze® is used to treat actinic keratosis, a prevalent pre-cancerous skin disorder caused by exposure to the sun.

(b) Other receivables comprise of mainly interest receivable.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
9. OTHER CURRENT ASSETS				
Prepayments	140	195	140	140
10. PROPERTY, PLANT AND EQUIPMENT				
Leasehold Improvements				
At Cost	1,607	1,594	1,607	1,594
Accumulated depreciation	(1,596)	(1,509)	(1,596)	(1,509)
Net carrying amount	11	85	11	85
Plant and equipment				
At cost	7,200	6,472	7,026	6,372
Accumulated depreciation	(5,929)	(5,491)	(5,873)	(5,487)
Net carrying amount	1,271	981	1,153	885
Total property, plant and equipment				
At Cost	8,807	8,066	8,633	7,966
Accumulated depreciation and amortisation	(7,525)	(7,000)	(7,469)	(6,996)
Total written down value	1,282	1,066	1,164	970
Reconciliations				
Leasehold Improvements				
Carrying amount at 1 July 2006	85	334	85	334
Additions	13	-	13	-
Depreciation expense	(87)	(249)	(87)	(249)
Carrying amount at 30 June 2007	11	85	11	85

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
10. PROPERTY, PLANT AND EQUIPMENT (cont'd)					
Plant and equipment					
Carrying amount at 1 July 2006		981	1,142	885	1,142
Additions		733	513	654	513
Additions from acquisition		-	101	-	-
Transfers		-	10	-	10
Disposals		(1)	(1)	-	-
Depreciation expense		(442)	(784)	(386)	(780)
Carrying amount at 30 June 2007		1,271	981	1,153	885
Plant and equipment under lease					
Carrying amount at 1 July 2006		-	12	-	12
Transfers		-	(10)	-	(10)
Amortisation expense		-	(2)	-	(2)
Carrying amount at 30 June 2007		-	-	-	-

	CONSOLIDATED Patents $'000	CONSOLIDATED Goodwill $'000	CONSOLIDATED TOTAL $'000	ALCHEMIA LIMITED Patents $'000	ALCHEMIA LIMITED Goodwill $'000	ALCHEMIA LIMITED TOTAL $'000
11. INTANGIBLE ASSETS AND GOODWILL						
At 1 July 2006	18,218	6,159	24,377	-	-	-
Acquisition of Alchemia Oncology (Note 23)	-	(372)	(372)	-	-	-
Amortisation at 30 June 2007	(1,345)	-	(1,345)	-	-	-
Net of accumulated amortisation	16,873	5,787	22,660	-	-	-
Cost (gross carrying amount)	18,330	5,787	24,117	-	-	-
Accumulated amortisation	(1,457)	-	(1,457)	-	-	-
Net carrying amount	16,873	5,787	22,660	-	-	-
At 1 July 2005	-	-	-	-	-	-
Acquisition of Alchemia Oncology	18,330	6,159	24,489	-	-	-
Amortisation at 30 June 2006	(112)	-	(112)	-	-	-
Net of accumulated amortisation	18,218	6,159	24,377	-	-	-
Cost (gross carrying amount)	18,330	6,159	24,489	-	-	-
Accumulated amortisation	(112)	-	(112)	-	-	-
Net carrying amount	18,218	6,159	24,377	-	-	-

Patents include intangible assets acquired through business combinations. These patent costs will be amortised on a straight line basis over the remaining lives of the patents of between 8 to 20 years. The patents were acquired with the acquisition of Alchemia Oncology (previously Meditech), are all current and relate entirely to intellectual property attached to the Alchemia Oncology's HyACT technology and active research and development programs based on that technology. These assets were tested for impairment as at 30 June 2007.

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
12. CONTROLLED ENTITIES (NON-CURRENT)					
Investments in controlled entities (i)		-	-	17,218	15,022
Non-current receivable to controlled entities (ii)		-	-	520	406
		-	-	17,738	15,428

(i) Investments in controlled entities - Equity

Name	Country of Incorporation	Percentage of Equity interest held by the consolidated entity 2007	2006	Investment 2007 $'000	2006 $'000
Alchemia Inc.	United States of America	100%	100%	2	2
Alchemia Oncology Pty Ltd	Australia	100%	84.26%	17,216	15,020
				17,218	15,022

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	ALCHEMIA LIMITED 2007 $'000	ALCHEMIA LIMITED 2006 $'000
(ii) Loan to controlled entities					
At cost		-	-	6,540	3,570
Provision for diminution		-	-	(6,020)	(3,164)
		-	-	520	406
13. TRADE AND OTHER PAYABLES (CURRENT)					
Trade creditors	(i)	311	2,654	245	757
Other creditors	(ii)	916	1,239	716	1,233
		1,227	3,893	961	1,990

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have an average term of 30 days.

	Make good provision $'000	Long service leave $'000	Annual leave $'000	Total $'000
14. PROVISIONS (CURRENT)				
CONSOLIDATED				
At 1 July 2006	48	200	322	570
Utilised during the year	-	(24)	(117)	(141)
At 30 June 2007	48	176	205	429
Current 2007	-	-	205	205
Non-current 2007	48	176	-	224
	48	176	205	429
Current 2006	-	-	322	322
Non- current 2006	48	200	-	248
	48	200	322	570

	Make good provision	Long service leave	Annual leave	Total
	$'000	$'000	$'000	$'000
14. PROVISIONS (CURRENT) (cont'd)				
PARENT				
At 1 July 2006	48	170	218	436
Utilised during the year	-	(10)	(76)	(86)
At 30 June 2007	48	160	142	350
Current 2007	-	-	142	142
Non-current 2007	48	160	-	208
	48	160	142	350
Current 2006	-	-	218	218
Non-current 2006	48	170	-	218
	48	170	218	436

Make good provision

In accordance with the lease agreement, the Group must restore the leased premises in Brisbane to their original condition upon expiration of the lease. The current lease expired in 2007, and has been renewed for a further 5 years.

A provision of $47,531 was made during the year ended 30 June 2005 in respect to the Group's obligation to remove leasehold improvements from these leased premises. No further amounts were provided during the year nor were any costs incurred to remove the improvements to date.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2007	2006	2007	2006
		$'000	$'000	$'000	$'000
15. CONVERTIBLE DEBT					
Loan from Abraxis Pharmaceutical Partners					
Current		-	1,707	-	1,707
Non-current		-	-	-	-
Total		-	1,707	-	1,707

This loan was repaid in full during the year in conjunction with the termination of the Research and Development, Commercialisation and Distribution Agreement with Abraxis Pharmaceutical Partners.

16. CONTRIBUTED EQUITY				
(a) Ordinary shares				
Issued and fully paid	87,725	84,959	87,725	84,959

Effective 1 July 1998, the Corporations legislation abolished the concepts of authorised capital and par value shares. Accordingly the Company does not have authorised capital nor par value in respect of its issued capital.

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Movements in ordinary shares on issue	Notes	No of Ordinary Shares	Contributed Equity $'000
16. CONTRIBUTED EQUITY (cont'd)			
At 1 July 2005		**103,733,963**	**48,991**
Issued on exercise of Employee Options	25	558,951	378
Issued on exercise of non-employee options	(i)	3,669,936	2,069
Issued pursuant to private placement	(ii)	13,300,000	14,630
Issued under Executive and staff incentive plan	(iii)	91,642	128
Issued under Share Purchase Plan	(iv)	4,546,190	5,001
Issued in exchange for issued share capital of Alchemia Oncology Pty Ltd	(v)	11,713,610	14,260
Transaction costs on share issue		-	(498)
At 1 July 2006		**137,614,292**	**84,959**
Issued on exercise of Employee Options	25	612,610	318
Issued under Executive and staff incentive plan	(vi)	358,841	387
Issued in exchange for issued share capital of Alchemia Oncology Pty Ltd	(vii)	2,265,770	2,061
At 30 June 2007		**140,851,513**	**87,725**

(i) Issued to The Dow Chemical Company (Dow) pursuant to the terms of a November 2000 Technology Collaboration and Licence Agreement. The unexercised options granted to Dow under this agreement expired on 30 November 2005 if not exercised by that date.

(ii) On 3 November 2005 the company issued 13,000,000 fully paid ordinary shares by way of a private placement to institutional and other investors at a price of $1.10 per share.

(iii) Awarded to executives and staff in October 2005 in accordance with the respective executive and staff incentive plan.

(iv) On 14 December 2005 the company issued 4,546,190 fully paid ordinary shares as a result of a share purchase plan to shareholders registered as at 3 November 2005. The shares were issued at a price of $1.10 per share.

(v) As consideration for a takeover offer to shareholders of Meditech Research Limited dated 28 March 2006 and declared unconditional on 29 May 2006, the company had issued 11,713,610 ordinary shares as at 30 June 2006 and a further 66,000 shares to which Meditech shareholders were legally entitled to have issued and were allotted subsequently to 30 June and are included in Shares to be issued. The offer was one Alchemia share for every nine Meditech shares held.

(vi) During the period July to November, 358,841 shares have been issued to executives and staff in accordance with the respective executive and staff incentive plan.

(vii) A further 2,265,770 shares allotted as consideration under the terms of the Meditech takeover offer.

(viii) Since year end, 810,000 options have been granted in accordance with the terms of the Employee and Officers Option Plan.

	CONSOLIDATED				ALCHEMIA			
	Other Reserve	Options Reserve - employee related	Options Reserve - non employee related	Total	Other Reserve	Options Reserve - employee related	Options Reserve - non employee related	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
16. CONTRIBUTED EQUITY (cont'd)								
(b) RESERVES								
At 1 July 2005	-	746	274	1,020	-	746	274	1,020
Acquisition of Alchemia Oncology	(62)	-	-	(62)	-	-	-	-
Share based payments	-	312	70	382	-	312	70	382
At 30 June 2006	**(62)**	**1,058**	**344**	**1,340**	**-**	**1,058**	**344**	**1,402**
Acquisition of Alchemia Oncology	62	-	-	62	-	-	-	-
Share based payments^	-	431	100	531	-	431	100	531
At 30 June 2007	**-**	**1,489**	**444**	**1,933**	**-**	**1,489**	**444**	**1,933**

^ An amount of $386,824 has been recognised in the wages and salaries expense for the year ended 30 June 2007 (2006: $128,500)

Nature and purpose of reserves

Other Reserve

Arises on the acquisition of Alchemia Oncology (previously Meditech) and represents excess of purchase price over fair value of the additional minority interest acquired between the date control was acquired on 29 May 2006 and the end of the financial year. As at 30 June 2007, Alchemia holds 100% of Alchemia Oncology and as such there is no minority interest.

Options reserve

Non Employee Options

On 1 August 2004, the company entered into an agreement with GMCG, LLC a US investment bank to provide advisory services in relation to, amongst other things, the initiation of an ADR program and the subsequent Level 1 listing of the company's ADR on NASDAQ. As part of the consideration for these services the company agreed to grant to GMCG a total of 334,000 fully vested options at an exercise price of A$0.70 per share. In May 2007, Alchemia terminated the agreement with GMCG, LLC and as such no further options will be granted to GMCG. A total cost associated with these options of $103,540 was recognised in the year ending 30 June 2006.

On 15 May 2005, the company entered into an agreement with PureTech Development, LLC (PureTech) to provide advisory services in assisting Alchemia in a partnering transaction in relation to the company's products or technologies in the field of age-related macular degeneration (AMD). As part of the consideration for these services, the company has granted PureTech 400,000 options at an exercise price of $0.54 per option. These options vest on a successful completion of a partnership transaction bought to the company by PureTech. As at 30 June 2007, $61,255 has been recognised in relation to these options in the financial statements (2006: $69,996).

Options reserve

Non Employee Options

On 23 February 2007, the company issued Alchemia options to Meditech's employees, directors and consultants who were issued with options over Meditech shares to effectively replace their Meditech Options with Alchemia options. As a result of this, 761,114 Alchemia options were issued vesting immediately and expiring on 1 February 2010. As at 30 June 2007, $47,715 has been recognised in relation to these options in the financial statements.

16. CONTRIBUTED EQUITY (cont'd)

Non Employee Options

No of options	Exercise price
50,000	$1.67
161,112	$4.50
55,556	$9.00
27,778	$1.35
55,556	$2.70
194,445	$3.60
138,889	$6.75
22,222	$6.30
55,556	$5.40
761,114	

Share options

The company has a share based payment option schemes under which options to subscribe for the company's shares has been granted to certain executives and other employees (refer to Note 26).

17. CONTINGENT ASSETS AND LIABILITIES

Alchemia entered into a collaboration, development and marketing agreement with Dr Reddy Laboratories Limited and Dr Reddy Inc. ("the Agreement") in April 2007 to manufacture and market the company's fondaparinux (synthetic heparin) product. The agreement contains a number of key milestone targets, the most critical of which at 30 June 2007 is the manufacture of the API to certain specifications, referred to as the first commercial campaign. Upon achievement of this milestone Dr Reddy will be responsible for all costs and expenses associated with the development of the API prior to and after the commencement date of the Agreement, and will accordingly reimburse Alchemia for all and any such costs that it has similarly incurred from that date.

Prior to the commencement date of the Agreement, Alchemia incurred expenditure totalling US$1,325,000 in relation to this campaign. The Agreement provides that in the event that the first commercial campaign is unsuccessful then these costs will be shared equally amongst Alchemia and Dr Reddy. Alchemia assesses the likelihood of this occurring as possible but not probable. However due to the contingent nature of these cost recoveries only half of these costs have been recognised as a receivable in the 30 June 2007 financial statements (see Note 8), with the remaining portion noted herein as a contingent asset (of US$662,500).

Furthermore, in the event that the first commercial campaign is unsuccessful, Alchemia will be liable to pay Dr Reddy 50% of the costs incurred by Dr Reddy, being a contingent liability. Due to the uncertainties relating to the amount or timing of the outflow, it is not possible to quantify the financial impact of this as at the reporting date.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2007	2006	2007	2006
		$'000	$'000	$'000	$'000
18. EXPENDITURE COMMITMENTS					
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
- not later than one year		17	37	17	37
- later than one year and not later than five years		-	-	-	-
- longer than five years		-	-	-	-
		17	37	17	37
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):	(i)				
Minimum lease payments					
- not later than one year		343	307	343	307
- later than one year and not later than five years		1,579	51	1,579	51
Aggregate lease expenditure contracted for at reporting date		1,922	358	1,922	358
(c) R&D Project commitments:	(ii)				
- not later than one year		1,102	1,544	632	1,075
- later than one year and not later than five years		-	289	-	177
Total commitments		1,102	1,833	632	1,252

(i) The operating leases are in respect of the lease of the company's premises in Brisbane, Melbourne and two items of equipment. The lease of the premise in Brisbane expires in August 2007 and a 5 year lease contract renewal has been agreed with the landlord.

(ii) The Group has entered into certain expenditure commitments under contracts entered into with third parties service providers for those service providers to undertake on the Group's behalf various research and development and associated activities.

	CONSOLIDATED 2007	CONSOLIDATED 2006	ALCHEMIA LIMITED 2007	ALCHEMIA LIMITED 2006
19. AUDITORS' REMUNERATION				
The auditor of Alchemia Limited is Ernst & Young				
Amounts received or due and receivable by the auditors of the company for:				
• an audit or review of the financial report of the entity and any other entity in the consolidated entity	77,349	75,206	77,349	75,206
• other services in relation to the entity and any other entity in the consolidated entity:				
- advice on AFIRS issues	-	31,765	-	31,765
- tax and R&D services and advice to the company	21,950	29,355	21,950	29,355
	99,299	136,326	99,299	136,326
Amounts received or due and receivable by non Ernst & Young audit firms for:				
Review of a subsidiary company	-	18,643	-	18,643
Accounting and Taxation services	32,549	-	20,240	-
	32,549	18,643	20,240	18,643

20. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 Year or Less		Over 1 to 5 years		Non-interest Bearing		Total Carrying Amount as per the Statement of Financial Position		Weighted Average Effective Interest Rate	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	%	%
(1) Financial assets												
Cash and cash equivalents	203	2,290	5,116	9,313	-	-	-	-	5,319	11,603	6.08	5.14
Term deposit	-	-	4,341	14,631	-	-	-	-	4,341	14,631	6.25	6.02
Receivables	27	-	61	31	-	-	1,218	260	1,306	291	0.64	2.00
Total financial assets	230	2,290	9,518	23,975	-	-	1,218	260	10,966	26,525		
(2) Financial liabilities												
Payables	-	-	-	-	-	-	1,227	3,893	1,227	3,893	n/a	n/a
Interest bearing liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total financial liabilities	-	-	-	-	-	-	1,227	3,893	1,227	3,893		

n/a - Not applicable for non-interest bearing financial instruments

The parent's exposure to interest rates is not materially different to that of the consolidated entity.

20. FINANCIAL INSTRUMENTS (cont'd)

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares: The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise finance leases and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including forward currency contracts. The purpose is to manage the currency risks arising from the Group's operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset financial liability and equity instruments are disclosed in Note 2 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the income earned on the Group's cash and short term deposits of various deposit terms.

At 30 June 2007, the Group's cash and term deposits had terms up to 89 days.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the unit's functional currency.

The Group considers the use of forward currency contracts to eliminate the currency exposures on any individual transactions in excess of $50,000 for which payment is anticipated more than one month after the Group has entered into a firm commitment for a purchase.

The forward currency contracts must be in the same currency as the hedged item.

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont'd)

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

At 30 June 2007, the Group had no forward exchange contracts in place.

Commodity price risk
The Group's exposure to risk is minimal.

Credit risk
The Group has no sales to third parties.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. These funds are invested on an unsecured basis with board approved deposit institutions. Investments greater than 90 days must be investment grade A+ or better (Standard &Poor).

22. SEGMENT INFORMATION

Business segment

Alchemia Limited and its subsidiaries' operations are related entirely to the research and development of new human pharmaceuticals.

Geographical Segment	Australia		USA		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	$000	$000	$000	$000	$000	$000	$000	$000
Revenues								
Inter-segment revenues	-	-	301	308	(301)	(308)	-	-
Other revenues	3,327	2,218	-	-	-	-	3,327	2,218
Total segment revenues	3,327	2,218	301	308	(301)	(308)	3,327	2,218
Results								
Segment loss	(13,249)	(12,845)	-	-	(6)	4	(13,255)	(12,841)
Unallocated expenses								
Borrowing costs							-	(1)
Consolidated entity loss from continuing activities							(13,255)	(12,842)
Income tax expense							326	110
Consolidated entity loss							(12,929)	(12,732)
Other segment information								
Segment assets	55,586	67,679	32	47	(20,551)	(15,427)	35,067	52,299
Segment liabilities	5,249	12,255	3,176	3,188	(1,485)	(3,570)	6,940	11,873
Depreciation and amortisation	(1,874)	(1,147)	-	-	-	-	(1,874)	(1,147)
Other non-cash expenses	(918)	(382)	-	-	-	-	(918)	(382)

22. SEGMENT INFORMATION (cont'd)

Geographical Segment	Australia		USA		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	$000	$000	$000	$000	$000	$000	$000	$000
Cash flow information								
Net cash flow from operating activities	(14,204)	(11,873)	(301)	(307)	301	308	(14,204)	(11,872)
Net cash flow from investing activities	9,309	(1,552)	-	-	-	-	9,309	(1,552)
Net cash flow from financing activities	(1,389)	22,968	-	-	-	-	(1,389)	22,968
Capital expenditure	981	248	-	-	-	-	981	248

23. BUSINESS COMBINATION

Acquisition of Alchemia Oncology Pty Limited (previously Meditech Research Limited) was finalised during the year as the company increased its shareholding in Alchemia Oncology Pty Limited from 84.26% to 100%.

The fair value of the identifiable assets and liabilities of Alchemia Oncology as at the date of acquisition were:

	Consolidated	
	Recognised on acquisition	Carrying Value
	$'000	$'000
Cash and cash equivalents	924	924
Property, plant and equipment	101	101
Other current assets	64	64
Patents	18,330	-
	19,419	1,089
Trade and other payables	2,256	2,256
Provision for employee benefits	109	109
Deferred tax liability	5,499	
	7,864	2,365
Fair value of identifiable net assets	11,555	(1,276)
Minority interests	(5,804)	
Goodwill arising on consolidation	6,159	
	11,910	
Cost of the combination:		
Shares issued, at fair value	11,250	
Costs associated with the acquisition	660	
Total cost of the acquisition	11,910	
The cash inflow on acquisition is as follows:		
Net cash acquired with the subsidiary	924	
Costs associated with the acquisition	(660)	
Net cash inflow	264	

24. SUBSEQUENT EVENTS

On the 26 July 2007 the company completed a successful capital raising of $15.2 million to various sophisticated US and Australian institutional investors.

There are no other items, transaction or event of a material or unusual nature which have occurred since the year end.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2007	2006	2007	2006
		$'000	$'000	$'000	$'000
25. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS					
Employee Benefits					
Current					
The aggregate employee benefit liability is comprised of:					
Accrued wages, salaries, bonus and on-costs		88	731	78	573
Provisions (current)		205	322	142	218
		293	1,053	220	791
Non current					
Provisions (non-current)		176	200	160	170
		469	1,253	380	961

Employee Share option Scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The exercise of the options is not subject to any performance conditions other than the employee remaining in the employ of the company at the date of exercise. The options cannot be transferred and will not be quoted on the ASX.

	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:				
Balance at beginning of year	3,241,143	0.80	3,790,094	0.78
- granted	2,955,967	1.55	50,000	0.80
- lapsed	(774,551)	1.21	(40,000)	0.93
- exercised	(612,610)	0.52	(558,951) [1]	0.66
Balance at end of year	4,809,949	1.23	3,241,143	0.80
Exercisable at end of year	2,213,545	1.15	915,509	0.95

[1] The weighted average share price at the date of exercise is $1.34.

25. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(a) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2007:

Number Issued	Grant date	Vesting date	Exercise Price	Expiry Date
277,240	26 Jul 2002	26 Jul 2005	$0.95	25 Jul 2007
8,943	17 Jun 2003	17 Jun 2006	$0.64	16 Jun 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
29,715	07 Nov 2003	07 Nov 2006	$0.64	06 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
30,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010
50,000	01 Jul 2005	01 Jul 2008	$0.795	30 Jun 2010
865,000	21 July 2006	21 July 2009	$1.617	20 July 2011
61,404	21 Aug 2006	21 Aug 2009	$1.617	20 Aug 2011
27,778	25 Jan 2007	25 Jan 2007	$1.67	01 Feb 2010
55,556	25 Jan 2007	25 Jan 2007	$4.50	01 Feb 2010
55,556	25 Jan 2007	25 Jan 2007	$9.00	01 Feb 2010
30,000	26 Feb 2007	26 Feb 2010	$1.82	25 Feb 2012
1,100,000	30 Apr 2007	23 Nov 2007	$1.09	29 Apr 2012
450,000	23 May 2007	23 May 2008	$1.16	22 May 2012
10,000	23 May 2007	23 May 2010	$1.75	22 May 2012
4,809,949				

As at 30 June 2007, a total of 2,213,545 options are exercisable by employees.

As at 30 June 2007, the weighted average remaining contractual life of options outstanding is 36.68 months.

26. RELATED PARTY DISCLOSURE

(a) Transactions with subsidiaries

During the course of the financial year, Alchemia Limited provides the necessary funding to support the day to day operational activities of its subsidiaries, Alchemia Oncology Pty Ltd and Alchemia Inc.

The loan balances in respect to this are disclosed in Note 12.

(b) Transactions with directors

The following table sets out the amount of fees paid or payable to directors for consultancy services provided to the consolidated entity during the financial year.

Director	2007 $'000	2006 $'000
Errol Malta	67	135
Tracie Ramsdale	7	-

27. KEY MANAGEMENT PERSONNEL

The company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard *AASB 124 Related Party Disclosures*. These remuneration disclosures are provided in the "Remuneration Report" section of the Directors' Report designated as audited.

Details of Key Management Personnel

(i) Directors

Mel Bridges	Chairman (non-executive)
Peter Smith	Managing Director and Chief Executive Officer - appointed 26 April 2007
Peter Andrews	Director (non-executive)
Julian Clark	Director (non-executive) - appointed 18 September 2006
Errol Malta	Director (non-executive)
Tracie Ramsdale	Managing Director and Chief Executive Officer - resigned 26 April 2007; Director (non-executive) - appointed 26 April 2007
Nerolie Withnall	Director (non-executive)

(ii) Executives

David Green	Chief Financial Officer and Company Secretary - appointed 7 May 2007
Tracey Brown	Vice President Oncology
Julian Dyszynski	Vice President Business Development
Wim Meutermans	Vice President Discovery
Christopher Neal	Chief Financial Officer and Company Secretary - resigned 26 February 2007
Ian Nisbet	Chief Executive of Meditech - resigned 21 September 2006
Michael West	Vice President IP and Technology Transfer

(a) Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June 2007	Balance at Beginning of Period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2007		
	1 July 2006				30 June 2007	Total	Not Exercisable	Exercisable
Director								
Peter Smith	-	1,500,000	-	-	1,500,000	-	-	-
Tracie Ramsdale	1,252,052	-	-	-	1,252,052	1,252,052	-	1,252,052
Executives								
Tracey Brown	-	47,266	-	138,890	186,156	138,890	-	138,890
Julian Dyszynski	655,982	20,000	-	(119,562)	556,420	536,420	-	536,420
David Green	-	450,000	-	-	450,000	-	-	-
Wim Meutermans	134,148	20,000	-	-	154,148	134,148	-	134,148
Christopher Neal	447,161	100,000	(447,161)	(100,000)	-	-	-	-
Ian Nisbet	-	81,518	-	(81,518)	-	-	-	-
Michael West	67,074	20,000	-	-	87,074	67,074	-	67,074
Total	2,556,417	2,238,784	(447,161)	(162,190)	4,185,850	2,128,584	-	2,128,584

27. KEY MANAGEMENT PERSONNEL (cont'd)

(a) Holding of options (cont'd)

30 June 2006	Balance at Beginning of Period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2006		
	1 July 2005				30 June 2006	Total	Not Exercisable	Exercisable
Directors								
Peter Smith	-	-	-	-	-	-	-	-
Tracie Ramsdale	1,609,781	-	(357,729)	-	1,252,052	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Julian Dyszynski	655,982	-	-	-	655,982	119,562	-	119,562
Wim Meutermans	134,148	-	-	-	134,148	134,148	-	134,148
Christopher Neal	447,161	-	-	-	447,161	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Michael West	111,790	-	(44,716)	-	67,074	67,074	-	67,074
Total	2,958,862	-	(402,445)	-	2,556,417	320,784	-	320,784

(b) Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June2007	Balance 1 July 06	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 07
	Ord	Ord	Ord	Ord	Ord
Directors					
Mel Bridges	51,348	-	-	26,026	77,374
Peter Smith	44,669	-	-	-	44,669
Peter Andrews	3,993,323	-	-	-	3,993,323
Julian Clark	-	-	-	-	-
Errol Malta	33,374	-	-	-	33,374
Tracie Ramsdale	1,130,168	76,831	-	-	1,206,999

30 June2007	Balance 1 July 06	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 07
	Ord	Ord	Ord	Ord	Ord
Executives					
Tracey Brown	-	2,319	-	-	2,319
Julian Dyszynski	10,680	28,453	-	-	39,133
David Green	-	-	-	150,000	150,000
Wim Meutermans	43,294	33,117	-	-	76,411
Christopher Neal	42,393	40,213	447,161	(480,535)	49,232
Ian Nisbet	6,067	3,870	-	(6,067)	3,870
Michael West	177,518	21,863	-	-	199,381
Total	5,532,834	206,666	447,161	(310,576)	5,876,085

27. KEY MANAGEMENT PERSONNEL

(b) Holding of ordinary shares (cont'd)

30 June2006	Balance 1 July 05	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 06
	Ord	Ord	Ord	Ord	Ord
Directors					
Mel Bridges	44,600	-	-	6,748	51,348
Peter Smith	-	-	-	44,669	44,669
Peter Andrews	3,989,949	-	-	3,374	3,993,323
Julian Clark	-	-	-	-	-
Errol Malta	30,000	-	-	3,374	33,374
Tracie Ramsdale	1,618,116	18,541	357,729	(864,218)	1,130,168
Executives					
Tracey Brown	-	-	-	-	-
Julian Dyszynski	-	10,680	-	-	10,680
Christopher Neal	30,000	9,019	-	3,374	42,393
Ian Nisbet	-	-	-	6,067	6,067
Wim Meutermans	36,286	7,008	-	-	43,294
Michael West	122,420	7,008	44,716	3,374	177,518
Total	5,871,371	52,256	402,445	(793,238)	5,532,834

(c) Key Management Personnel - Compensation by Category

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$
Short-Term	2,286,820	1,478,884	1,641,669	1,209,695
Post-Employment	483,874	95,869	417,241	80,967
Other Long Term	-	-	-	-
Termination Benefits	-	-	-	-
Equity-based Payment	587,682	381,640	506,493	294,436
	3,358,376	1,956,393	2,565,403	1,585,098

Shareholder Information

ALCHEMIA LIMITED ABN 43 071 666 334

Registered Office:
3 Hi-Tech Court
Brisbane Technology Park
Eight Mile Plains QLD 4113

Postal Address:
PO Box 6242
UPPER MOUNT GRAVATT QLD 4122
Telephone: (07) 3340 0200
Facsimile: (07) 3340 0222
Internet: www.alchemia.com.au

Annual General Meeting
Alchemia Limited's Annual General Meeting will be held at 11.00am on Friday 23 November 2007 at:
Lecture Theatre, Level 5 Riverside Centre
123 Eagle Street, Brisbane

Share Registry
Shareholder information in relation to shareholding or share transfers can be obtained by contacting the company's share registry:
Link Market Services, Locked Bag A14, Sydney South NSW 1235
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0303; Facsimile: (02) 8280 0309 (for proxy)
Email: registrars@linkmarketservices.com.au
Internet: www.linkmarketservices.com.au

For all correspondence to the share registry, please provide your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Change of Address
Changes to your address must be signed by the holder and notified in writing to the share registry by letter/fax or by using the form available from the website. As a security measure, your old address as well as your relevant shareholder number should be quoted to make this change.

Annual Report Mailing List
All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an Annual Report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

Stock Exchange Listing
Alchemia's shares are listed on the Australian Stock Exchange and trade under the ASX code ACL. The securities of the company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System).

Voting Rights
Shareholders in Alchemia Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholder may vote in person or by proxy.

- Show of hands - One vote per shareholder
- Poll - One vote for each share held by registered holders

Distribution of Holdings - as at 27 August 2007

Size of Holding	No. of Holders	No. of Shares	%
1 - 1000	1,810	797,473	0.50
1001 - 5000	2,031	5,552,572	3.47
5001 - 10,000	1,035	8,066,564	5.05
10,001 - 100,000	1,091	26,977,856	16.88
100,001 and over	77	118,457,048	74.10
Total	6,044	159,851,513	100.00

Substantial Shareholders - as at 27 August 2007

Name	No. of Shares in which a Relevant Interest is Held	%
Orbis Global Equity Fund Limited	30,788,014	19.26
Mostia Dion Nominees Pty Limited	7,993,189	5.00

Twenty Largest Shareholders - as at 27 August 2007

	Shareholder	No. of Shares	%
1	HSBC Custody Nominees (Australia) Limited	30,788,014	19.26
2	HSBC Custody Nominees (Australia) Limited - A/C 2	12,254,265	7.67
3	Mostia Dion Nominees Pty Ltd	7,993,189	5.00
4	AMP Life Limited	7,693,538	4.81
5	National Nominees Limited	6,401,096	4.00
6	Start-UP Australia Ventures Pty Ltd	6,140,401	3.84
7	American Pharmaceutical Partners Inc	5,854,719	3.66
8	Erdnarp Enterprises Pty Limited	3,993,323	2.50
9	Coates Myer & Company Pty Ltd	3,876,270	2.42
10	Asia Union Investments Pty Ltd	3,300,000	2.06
11	Citicorp Nominess Pty Limited	3,104,442	1.94
12	The Australian National University	2,862,164	1.79
13	Maxlen Nominees Pty Ltd	1,540,239	0.96
14	Irrewarra Investments Pty Ltd	1,475,000	0.92
15	J P Morgan Nominees Australia Limited	1,409,825	0.88
16	Biotech Capital Limited	1,370,250	0.86
17	Jagen Nominees Pty Limited	1,335,000	0.84
18	Link Traders (Aust) Pty Limited	1,250,000	0.78
19	Tracie Ramsdale	1,143,624	0.72
20	Australian Venture Capital Nominee Pty Ltd	1,122,082	0.70

BNP PARIBAS
SECURITIES SERVICES

Date: 1-Aug-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Alchemia Limited.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Alchemia Limited**

ACN/ARSN: 079 354 519

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 30-Jul-2007
The previous notice was given to the company on 02-Jul-2007
The previous notice was dated 29-Jun-2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
6-Jul-07	AMP Life Limited	Share acquisition	$14,886.00	Fully Paid Ordinary Shares 16,540	16,540
6-Jul-2007 to 19-Jul-2007	AMP Life Limited	Share disposal	-$1,275,507.50	Fully Paid Ordinary Shares -1,595,208	-1,595,208
19-Jul-07	Cogent Nominees Pty Limited	Share disposal	-$30,197.62	Fully Paid Ordinary Shares -37,872	-37,872

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and 'ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 1 page/s in total.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	885,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	885,000 Options at exercise price of $0.88 with expiry date 26 July 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employee's and executives under the Alchemia Limited Share Option Plan (and consultants on same terms)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,413,224	Options held by non-employee
		5,342,707	Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Company Secretary

Date: 01 August 2007

Print name: David Green

+ See chapter 19 for defined terms.

Alchemia

26 July 2007

ASX ANNOUNCEMENT

Notice in Accordance with Section 708A(5)(e)

The Board of Alchemia Limited (Alchemia or Company) advises that the Company has today settled the placement of 19,000,000 shares to US institutional investors and to Australian institutional investors announced on 19 July 2007 (Placement Shares). As announced at the time, the share placement raised a total of approximately A$15,200,000 before costs of the placement.

The Placement Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act. Alchemia provides this notice in accordance with section 708A(5)(e) of the Corporations Act.

Alchemia notifies ASX (as operator of the prescribed financial market on which the Placement Shares are or are to be quoted) that, as at the date of this notice, Alchemia has complied with the provisions of Chapter 2M of the Corporations Act, as they apply to Alchemia, and section 674 of the Corporations Act.

Alchemia is not in possession of any excluded information that would be required to be disclosed under section 708A(6)(e) of the Corporations Act, being information that

a) has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

b) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

   (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the body; or

   (ii) the rights and liabilities attaching to the relevant securities.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

About Alchemia

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GSK's Arixtra) which will generate near-term revenues and was recently partnered with Dr. Reddy's Inc for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT (targeted cancer drug delivery) & VAST (drug discovery). HyCAMP, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

For more information please contact:

Dr. Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Mr David Green
Chief Financial Officer
Alchemia Limited
Tel: 61-7-3340-0200

Alchemia

19 July 2007

ASX / Media Release

1) Alchemia Raises $ 15.2 million with US and Australian Institutional Investors
2) US Institutional Investors Lead Alchemia's Placement

BRISBANE, Australia, July 19, 2007: Australian biotechnology company Alchemia (ASX:ACL) announced today a $15.2 million placement comprised of US and Australian institutional investors. The Company issued 12.5 million shares to top tier US institutions and 6.5 million shares to several existing Australian institutional shareholders at $.80 per share. ABN AMRO Morgans and Blueprint Life Science Group, LLC served as corporate advisors for the transaction.

Proceeds will principally be used to maintain pace with HyCAMP's clinical development for colorectal cancer and accelerate the commercial development of the HyACT cancer drug delivery platform.

"We are delighted to welcome new strategic investors into the Company. With fondaparinux (synthetic heparin) on track to generate near-term revenue, this financing enables accelerated clinical and commercial development for the balance of Alchemia's programs," said Dr Peter Smith, Chief Executive Officer. "We have a number of opportunities to drive significant increases in shareholder value and these additional resources will greatly facilitate that process."

"We are delighted that we received very strong support for this placement from top-tier investors. Over 70% of our shares are now owned by Australian and US institutional investors."

The placement was oversubscribed. The strong demand enabled the additional separate placement of 1.6 million shares of an existing substantial shareholder who, as a result, has successfully re-weighted their portfolio interest in Alchemia shares.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

About Alchemia

Alchemia is a drug discovery and development Company founded on its chemistry expertise. The Company's lead program is fondaparinux (synthetic heparin, a generic version of GSK's Arixtra) which will generate near-term revenues and was recently partnered with Dr. Reddy's Inc for the US market. Alchemia's pipeline of assets are built on two platform technologies; HyACT (targeted cancer drug delivery) & VAST (drug discovery). HyCAMP, for the treatment of colorectal cancer, recently achieved positive Phase II clinical trial results.

For further information:

Dr. Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

18 July 2007

Alchemia Ltd

TRADING HALT

The securities of Alchemia Ltd (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 20 July 2007 or when the announcement is released to the market.

Security Code: ACL

Melissa Grundy
Manager, Issuers (Brisbane)

Alchemia

18 July 2007

Attn: Melissa Grundy
Principal Advisor
Australian Stock Exchange Limited
Level 5
123 Eagle Street
Brisbane Qld 4000

Dear Melissa

ALCHEMIA LIMITED

Pursuant to Listing Rule 17.1, we request a trading halt of the securities of Alchemia Limited pending an announcement in relation to an institutional equity capital raising.

The Company expects that the announcement will be made prior to the opening of trading on Thursday 19 July 2007 and that the trading halt will continue until that announcement has been made.

Alchemia expects trading in its securities to recommence at the opening of trading on Thursday 19 July 2007.

Alchemia is not aware of any reason why the trading halt should not be granted.

Yours sincerely

David Green
Chief Financial Officer and Company Secretary

Alchemia

6 July 2007

ASX AND MEDIA RELEASE

Alchemia granted key HyACT™ patent in Europe

BRISBANE, Australia, 6 July 2007: Alchemia Limited (ASX:ACL) announced today that it has received notification from the European Patent Office stating that it intends to grant the company's patent entitled "Use of hyaluronan for the manufacture of a medicament for the enhancement of the efficacy of cytotoxic drugs" (EP 00902481.1).

The patent underpins Alchemia's HyACT™ technology platform and its lead clinical candidate HyCAMP™. HyACT™ works by targeting drugs to tumors and, in preclinical models, has been shown to enhance the activity of numerous anti-cancer agents including antibodies.

Alchemia's CEO, Pete Smith said "The granting of this patent extends Alchemia's comprehensive patent portfolio, providing further protection in several major markets of the world."

HyCAMP™, a novel formulation of Camptosar® delivered using Alchemia's HyACT™ technology, recently achieved positive results in a Phase II clinical trial in metastatic colorectal cancer patients. HyCAMP™ increased patients' progression free survival significantly (+116%) over those patients who received Camptosar® alone.

"We are currently determining the optimal clinical and commercial development path for HyCAMP™. We have had considerable interest from potential partners in this program, as well as for other HyACT™ product opportunities. The grant of this patent is, therefore, very timely for us."

The granting of this European patent follows the recent successful grant of equivalent patents in Taiwan, Australia and New Zealand. The US application is currently under examination by the US Patent and Trade Mark Office.

ENDS

For further information:
Dr. Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery and development company based in Brisbane, Queensland. Alchemia has leveraged its chemistry expertise to develop a more efficient, economical manufacturing process for fondaparinux which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with the branded drug Arixtra® providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia is also developing oncology drugs based on its HyACT™ platform technology, the most advanced of which, HyCAMP™, recently achieved positive results in Phase II clinical testing.

About HyACT™
HyACT™ is a proprietary technology which utilises hyaluronic acid (HA), to deliver and enhance the retention of anti-cancer drugs and biologics within tumours. The drug becomes entrained within the HA matrix and the HA binds to receptors located on the tumour cell resulting in more of the drug being delivered to the tumour. Preclinically, the HyACT™ technology has demonstrated improved delivery of drug to the tumour resulting in significantly reduced toxicity as well as increased efficacy and survival.

About Camptosar® (irinotecan)
Camptosar® is widely used in the treatment of metastatic colorectal cancer, and is being evaluated in many other tumour types. Like most cytotoxic drugs the use of Camptosar® is restricted by its side-effects, the most significant of which are diarrhoea and neutropenia. Sales of Pfizer's Camptosar® were US$903 million in 2006. Patent exclusivity for the drug expires in 2008 in the US and 2009 in the EU. *Camptosar®* is a registered trade mark of Pfizer Inc.

About HyCAMP™
HyCAMP™ is a proprietary formulation of the anti-cancer drug Camptosar® with HA. Preclinical studies with HyCAMP™ demonstrated improved delivery of the drug to the tumour, resulting in increased efficacy and reduced toxicity. The phase II clinical trial was initiated to evaluate HyCAMP™ in patients with metastatic colorectal cancer.

HyACT™ and HyCAMP™ were obtained through Alchemia's acquisition of Melbourne-based oncology company Meditech Research Ltd in 2006.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,074 shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.95 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,851,513	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,274,224 4,809,947	Options held by non-employee Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 04 July 2007

Company Secretary

Print name: David Green

+ See chapter 19 for defined terms.

BNP PARIBAS
SECURITIES SERVICES

Date: 2-Jul-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Alchemia Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To **Alchemia Limited**

ACN/ARSN: 071 606 334

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	29-Jun-2007
The previous notice was given to the company on	05-Jun-2006
The previous notice was dated	01-Jun-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	9,876,491	7.85%	9,509,410	6.75%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
2-Jun-2006 to 1-May-2007	AMP Life Limited	Share acquisition	$3,385,104.87	Fully Paid Ordinary Shares 3,762,117	3,762,117
1-May-2007 to 2-May-2007	AMP Life Limited	Share disposal	-$143,884.87	Fully Paid Ordinary Shares -123,020	-123,020
22-Jun-06	ARIA Scheme	Share acquisition	$138,904.92	Fully Paid Ordinary Shares 132,000	132,000
28-Aug-2006 to 31-Aug-2006	ARIA Scheme	Share disposal	-$78,519.18	Fully Paid Ordinary Shares -132,000	-132,000
2-Jun-2006 to 1-Nov-2006	Cogent Nominees Pty Limited	Share acquisition	$199,130.68	Fully Paid Ordinary Shares 194,149	194,149
28-Aug-2006 to 19-Jun-2007	Cogent Nominees Pty Limited	Share disposal	-$216,218.73	Fully Paid Ordinary Shares -357,509	-357,509
28-Aug-2006 to 31-Aug-2006	Cogent Nominees Pty Limite	Share disposal	-$1,917,481.51	Fully Paid Ordinary Shares -3,094,108	-3,094,108
2-Jun-2006 to 22-Jun-2006	Cogent Nominees Pty Limite	Share acquisition	$586,098.13	Fully Paid Ordinary Shares 508,488	508,488
28-Aug-06	Commonwealth Bank Officers Superannuation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share disposal	-$145,053.19	Fully Paid Ordinary Shares -250,000	-250,000
22-Jun-06	Commonwealth Super Scheme	Share acquisition	$92,603.28	Fully Paid Ordinary Shares 88,000	88,000
28-Aug-2006 to 31-Aug-2006	Commonwealth Super Scheme	Share disposal	-$52,346.11	Fully Paid Ordinary Shares -88,000	-88,000
2-Jun-2006 to 22-Jun-2006	Telstra Super Pty Ltd	Share acquisition	$430,089.62	Fully Paid Ordinary Shares 375,395	375,395
28-Jun-07	Telstra Super Pty Ltd	Share disposal	-$1,278,898.53	Fully Paid Ordinary Shares -1,382,593	-1,382,593

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary 9,272,206	9,272,206
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary 237,204	237,204
				Total:	9,509,410

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Telstra Super Pty Ltd	Level 3, 215 Spring Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

26 June 2007

ASX / MEDIA ANNOUNCEMENT

Alchemia announces GSK's Arixtra® receives positive opinion in EU for treatment of acute coronary syndrome (ACS)

Australian drug development company Alchemia Limited (ASX: ACL) received further positive news for its Synthetic Heparin product (generic fondaparinux sodium) with the announcement by GlaxoSmithKline (GSK) that the European Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion for once daily Arixtra® (fondaparinux sodium) for the treatment of patients with acute coronary syndromes (ACS). The opinion follows the review by CHMP of the two large clinical trials in ACS, OASIS-5 and 6, which demonstrated significant safety benefits over currently used therapies including Lovenox® and unfractionated heparins.

Alchemia Chief Executive Officer Dr Peter Smith said that the positive opinion by the European Union regulatory body, and the swift implementation of the opinion as recommended clinical best practice guidelines for European cardiologists, is an opportunity for Arixtra® to achieve a larger share of the $3.7Bn global heparin market. "The more success GSK achieves with Arixtra®, the better it will be for Alchemia as we anticipate having the only generic copy of the drug," he said. Alchemia's generic copy of Arixtra® will be able to enter the European market in 2012, when EU market exclusivity expires.

In April 2007, Alchemia announced a marketing partnership with Dr Reddy's Laboratories Inc. in the North American market for generic fondaparinux, with a right of first refusal for the European marketing rights. GSK's Arixtra® received an approvable letter from the US Food and Drug Administration (FDA) for the ACS indication in February 2007 and final approval is anticipated in the coming months.

The European Society of Cardiology (ESC) Guidelines on Management of UA/NSTEMI (unstable angina/heart attack), were released by the Society following the 2007 ESC Annual Congress on 14 June 2007. The Guidelines are compiled by a group of leading cardiologists for the European Union, to provide clinical best practice guidelines for specialists treating patients with cardiac conditions, including UA/NSTEMI. The new guidelines give the highest recommendation (IA) for the use of fondaparinux in the early invasive (<72 hours) treatment of UA/NSTEMI patients with ACS. The previous review of these guidelines had been in 2002.

"With its safety and efficacy benefits over current heparin therapies, particularly in this high value ACS indication, we expect fondaparinux to continue to make significant inroads into the US$3.7Bn heparin drug market," Dr Smith said.

ENDS

For further Information:
Dr. Pete Smith
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

About Alchemia Limited — www.alchemia.com.au

Alchemia is a drug discovery and development company based in Brisbane, Queensland. Alchemia has leveraged its chemistry expertise to develop a more efficient, economical manufacturing process for fondaparinux which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with the branded drug Arixtra® providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia is also developing oncology drugs based on its HyACT™ platform technology, the most advanced of which, HyCAMP™, recently achieved positive results in Phase II clinical testing.

OASIS-5

In September 2005, results from the Arixtra® clinical trial, (Organization to Assess Strategies for Ischaemic Syndrome) OASIS-5, found Arixtra® to be safer than and as effective as the traditional drug (Lovenox®) in treating patients with acute coronary syndromes (ACS). The study involved over 20,000 patients across 41 countries making it the world's largest study in ACS. The study found Arixtra® reduced major bleeding by almost half, compared to Lovenox®, and also reduced mortality rates.

OASIS-6

In March 2006 the results of the large-scale Arixtra® trial OASIS-6 demonstrated a significant risk reduction in death, or recurrent heart attack, in patients compared to standard therapy (unfractionated heparin or placebo). The study involved more than 12,000 patients and compared Arixtra® to standard therapy in ACS patients with STEMI (ST-segment elevation myocardial infarction).

ACS

Acute Coronary Syndromes (ACS) encompass a range of cardiac diseases including unstable angina, non ST-segment elevation myocardial infarction NSTEMI and STEMI. Over 2.4 million people in the US suffer from ACS each year.

ORBIS INVESTMENT MANAGEMENT
(AUSTRALIA) PTY LIMITED

RECEIVED

2008 MAY 28 A 9:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1 June 2007

LEVEL 2
CHALLIS HOUSE
4 MARTIN PLACE
SYDNEY NSW 2000
AUSTRALIA

TELEPHONE:
+61 2 8224 8600
FACSIMILE:
+61 2 8224 8601
E-MAIL:
info@orbisfunds.com.au

ABN:
48 112 316 168

AFS LICENCE NO:
298 487

Company Announcements Manager
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000
Fax 1900 999 279

Dear Sirs

Alchemia Limited

We attached an ASIC Form 604 (Notice of change of interests of substantial holder) under Part 6C.1 of the Corporations Act 2001 (Cwlth) in relation to shares in Alchemia Limited (ACN 071 666 334).

Yours sincerely

Simon Mawhinney

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alchemia Limited

ACN/ARSN: 071 666 334

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 30/05/07

The previous notice was given to the company on: 09/05/07

The previous notice was dated: 08/05/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	24,812,621	17.62%	26,228,717	18.63%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/05/07	See Annexure A Tables 1 and 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 11,480,000	11,480,000
See Annexure A Tables 2 and 3					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Hugh Gillespie capacity Authorised Signatory

sign here date 31/05/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ALCHEMIA LIMITED 071 666 334

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 604

print name Hugh Gillespie Capacity Authorised Signatory

sign here date 31/05/2007

Table 1 – Changes in Relevant Interests (Continued)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
08/05/2007 to 30/05/2007	Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	AUD$1,751,213	Ordinary 1,416,096	1,416,096

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 520,000	520,000
Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Registered Holder	Ordinary 2,494,683	2,494,683
Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 180,000	180,000
Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Registered Holder	Ordinary 584,885	584,885
Orbis SICAV -Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 2,175,560	2,175,560
Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 3,518,589	3,518,589
GA Fund - L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund -L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund -L Equity Deep Value World TP	Registered Holder	Ordinary 275,000	275,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 26,228,717 ordinary securities of Alchemia Limited

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau Bahamas	n/a	Controlling entity of Orbis Holdings Limited
Orbis World Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017 3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 110-070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIG) Limited	LPG Building 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 2000	101 337 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 315 525	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building 34 Bermudiana Road, Hamilton HM 11 Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building 34 Bermudiana Road, Hamilton HM 11 Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11 Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Alchemia

CLINICAL APPENDIX

The following additional information is provided in accordance with the Code of Best Practice for ASX Reporting by Life Science Companies

Trial Title:	Randomised Phase II Trial of irinotecan with Hyaluronic Acid (HyCAMP™) versus irinotecan as treatment for patients with metastatic colorectal cancer who have failed 5-FU based chemotherapy
Blinding Status:	Open label, randomised
Treatment Method:	HyCAMP™ arm: Irinotecan: 350mg/m^2 day 1 every 3 weeks or 300 mg/m^2 day 1 every 3 weeks for age 70-75 HA: 1000 mg/m^2 day 1 every 3 weeks Camptosar® arm: Irinotecan: 350mg/m^2 day 1 every 3 weeks or 300 mg/m^2 day 1 every 3 weeks for age 70-75
Duration of treatment:	maximum of 8 cycles
Route of administration:	intravenous
No of subjects:	80
Key Subject Selection Criteria:	Metastatic colorectal cancer Failure of previous fluorouracil chemotherapy, Adequate major organ function ECOG PS (performance score) 0-1. Age 18-75 years
Trial Location:	10 sites in Australia
Primary endpoint:	Comparison of the incidence of late grade 3 or 4 diarrhoea in patients receiving HyCAMP™ versus Camptosar® alone
Main Secondary safety end points:	1. Incidence of grade 3 or 4 diarrhoea in cycle 1 or cycle 2 2. Requirement for dose reduction for any cause after 2 cycles of therapy 3. Requirement for dose reduction for any reason 4. Overall incidence of grade 3 or 4 neutropenia 5. Overall adverse events

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Main Secondary efficacy end points:

1. Number of patients completing 2 cycles of therapy
2. Number of patients completing 8 cycles of therapy
3. Median number of cycles delivered
4. Disease Control Rate
5. Median Progression Free Survival
6. Median Overall Survival
7. 50% or greater decline in CEA levels
8. Time to treatment failure

Study Results

Patient demographics

		Camptosar® (n = 35)	**HyCAMP™ (n = 41)**	**Overall (n = 76)**
Sex	Male	21 (60.0)	24 (58.5)	45 (59.2)
	Female	14 (40.0)	17 (41.5)	31 (40.8)
Age (Years)	n	35	41	76
	Mean	63.11	62.30	62.67
ECOG Status	0	16	19	35
	1	19	22	41
Prior oxaliplatin therapy	n	30	34	64

Primary Endpoint

1. *Incidence of grade 3 or 4 diarrhoea in HyCAMP™ arm versus Camptosar® arm.*

The overall incidence of Grade 3/4 diarrhoea (14%) was much lower than the anticipated incidence of 30% making analyses of this end point a non-viable indicator of treatment safety. There was no statistically significant difference in the incidence of grade 3 or 4 *diarrhoea* in the HyCAMP™ arm versus the Camptosar® arm.

Alchemia

Secondary safety endpoints

1. *Incidence of grade 3 or 4 diarrhoea in cycle 1 or cycle 2*

The proportion of patients who had late form grade 3 or 4 diarrhoea during cycles 1 or 2

		Treatment group		p value*
		Camptosar® (n = 35) n (%)	HyCAMP™ (n = 41) n (%)	
Had Grade 3 or 4 diarrhoea in cycle 1 or 2	**Yes**	2 (5.7)	8 (19.5)	0.0970
	No	33 (94.3)	33 (80.5)	

- P value from Fisher's exact test.
- All but one case of diarrhoea occurred in Cycle 1

2. *Requirement for dose reduction for any cause after 2 cycles of therapy*

Number of patients requiring a dose reduction after 2 cycles of therapy

Cycle of first dose reduction	Camptosar® (n=35) n (%)	HyCAMP™ (n=41) n (%)
3	2 (5.7)	0 (0.0)
4	1 (2.9)	1 (2.4)
5	0 (0.0)	1 (2.4)
6	0 (0.0)	0 (0.0)
7	0 (0.0)	0 (0.0)
8	1 (2.9)	1 (2.4)

3. *Requirement for dose reduction for any reason*

Number of dose reductions and number of patients by count of dose reductions by treatment group

	Number of dose reductions	Camptosar® (n=35)	HyCAMP™ (n=41)
Total number of dose reductions n		9	16
Number of patients having this many dose reductions n (%)	0	28 (80.0)	27 (65.9)
	1	5 (14.3)	12 (29.3)
	2	2 (5.7)	2 (4.9)

Note: Patient 1106 in the Control group and Patient 803 in the HyCAMP™ group had dose reductions at Cycle 2 due to miscalculation of dose at beginning of treatment. No side effects were responsible for these dose reductions.

4. *Overall incidence of grade 3 or 4 neutropenia*

The overall incidence of Grade 3/4 neutropenia shows trends towards a reduction in the HyCAMP™ arm (29.3%) compared to the Camptosar® arm (34.3%).

5. *Overall adverse events –*

There were no major differences in the incidence of overall adverse events between the treatment arms but more patients treated with Camptosar® had to withdraw from study due to AE versus the HyCAMP™ arm.

Study completion and reasons for withdrawal (Safety Population)

		Camptosar® (n = 35) n (%)	HyCAMP™ (n = 41) n (%)
Completed	Yes	5 (14.3)	14 (34.1)
	No	30 (85.7)	27 (65.9)
Withdrawal Reason	Disease Progression	23 (65.7)	21 (51.2)
	Adverse Event	4 (11.4)	2 (4.9)
	Withdrew Consent	1 (2.9)	1 (2.4)
	Death	1 (2.9)	
	Other	1 (2.9)	3 (7.3)

* Note: Patients 511 (death) and 814 (disease progression) are listed in the AE records as having withdrawn from the study due to an AE.

Alchemia

Secondary Efficacy Endpoints

1. *Number of patients completing two cycles of therapy*

38 of 41 (93%) HyCAMP™ patients compared to 28 of 35 (80%) Camptosar® patients completed 2 cycles ($p=0.099$)

2. *Number of patients receiving full 8 cycles*

14 of 41 (34%) HyCAMP™ patients compared to 5 of 35 (14%) Camptosar® patients completed 8 cycles ($p=0.064$)

3. *Median number of cycles delivered*

Patients on HyCAMP™ received a median of 6 cycles of therapy compared to 2 for Camptosar® alone ($p=0.005$).

4. *Disease control rate (Complete Response + Partial Response + Stable Disease)*

The proportion of patients exhibiting disease control was 30% higher in the HyCAMP™ arm than the Camptosar® arm as seen in the below table ($p=0.05$).

Best overall response using the RECIST criteria at the end of study visit

Best overall disease response	Camptosar® **n (%)**	**HyCAMP™ n (%)**
n	35	41
Partial Response	1 (2.9)	3 (7.3)
Stable Disease	15 (42.9)	28 (68.3)
Progressive Disease	14 (40.0)	10 (24.4)
Not done	5 (14.3)	

5. *Mean progression free survival*

Mean progression free survival was 5.2 months for HyCAMP™ compared to 2.4 months for the Camptosar® arm (p=0.0167).

Kaplan-Meier Curve for progression free survival annotated with a P-value for differences between groups using the log rank test.


Group
Control
HyCAMP™
Log-Rank p-value = 0.0167
Progression free proportion
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
Months

6. *Median overall survival*

The median survival time estimates from the Kaplan-Meier curve indicate that HyCAMP™ (10.2 months) patients are expected to survive an additional 1.8 months compared to the irinotecan-only treatment (8.4 months).

Median survival time (for cancer related death) estimates from the Kaplan-Meier Curve.

Treatment	**Time (in days)**	**Time (months)**
Standard Care	255	8.4
HyCAMP™	306	10.2

7. *50% or greater decline in CEA levels*

Although CEA is considered a surrogate marker of monitoring how colorectal tumours respond to chemotherapy, the correlation between CEA levels and overall tumour response has yet to be fully established. As seen in the below waterfall plot, the greatest CEA response was observed in the Camptosar® patients and yet the tumour response data as determined using the RECIST criteria did not correlate with these findings.


Control
HyCAMP™
10
8
6
4
2
0
Log of worst change (%)
Ranked change in standardlised CEA - best to worse

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

8. *Time to treatment failure*

This data captures both toxicity and response data, and demonstrates a marked difference where patients treated with HyCAMP™ had a significantly longer time to treatment failure (p=0.0071).



Probability of treatment failure
1.0
0.8
0.6
0.4
0.2
0.0
0
1
2
3
4
5
6
Months
Group
Control
HyCAMP™
Log-Rank p-value = 0.0071

Principle Investigator

Associate Professor Peter Gibbs, Royal Melbourne Hospital and Western Hospital

END

Alchemia

CLINICAL APPENDIX

The following additional information is provided in accordance with the Code of Best Practice for ASX Reporting by Life Science Companies

Trial Title:	Randomised Phase II Trial of irinotecan with Hyaluronic Acid (HyCAMP™) versus irinotecan as treatment for patients with metastatic colorectal cancer who have failed 5-FU based chemotherapy
Blinding Status:	Open label, randomised
Treatment Method:	HyCAMP™ arm: Irinotecan: 350mg/m^2 day 1 every 3 weeks or 300 mg/m^2 day 1 every 3 weeks for age 70-75 HA: 1000 mg/m^2 day 1 every 3 weeks Camptosar® arm: Irinotecan: 350mg/m^2 day 1 every 3 weeks or 300 mg/m^2 day 1 every 3 weeks for age 70-75
Duration of treatment:	maximum of 8 cycles
Route of administration:	intravenous
No of subjects:	80
Key Subject Selection Criteria:	Metastatic colorectal cancer Failure of previous fluorouracil chemotherapy, Adequate major organ function ECOG PS (performance score) 0-1. Age 18-75 years
Trial Location:	10 sites in Australia
Primary endpoint:	Comparison of the incidence of late grade 3 or 4 diarrhoea in patients receiving HyCAMP™ versus Camptosar® alone
Main Secondary safety end points:	1. Incidence of grade 3 or 4 diarrhoea in cycle 1 or cycle 2 2. Requirement for dose reduction for any cause after 2 cycles of therapy 3. Requirement for dose reduction for any reason 4. Overall incidence of grade 3 or 4 neutropenia 5. Overall adverse events

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Main Secondary efficacy end points:

1. Number of patients completing 2 cycles of therapy
2. Number of patients completing 8 cycles of therapy
3. Median number of cycles delivered
4. Disease Control Rate
5. Median Progression Free Survival
6. Median Overall Survival
7. 50% or greater decline in CEA levels
8. Time to treatment failure

Study Results

Patient demographics

		Camptosar® (n = 35)	**HyCAMP™ (n = 41)**	**Overall (n = 76)**
Sex	Male	21 (60.0)	24 (58.5)	45 (59.2)
	Female	14 (40.0)	17 (41.5)	31 (40.8)
Age (Years)	n	35	41	76
	Mean	63.11	62.30	62.67
ECOG Status	0	16	19	35
	1	19	22	41
Prior oxaliplatin therapy	n	30	34	64

Primary Endpoint

1. *Incidence of grade 3 or 4 diarrhoea in HyCAMP™ arm versus Camptosar® arm.*

The overall incidence of Grade 3/4 diarrhoea (14%) was much lower than the anticipated incidence of 30% making analyses of this end point a non-viable indicator of treatment safety. There was no statistically significant difference in the incidence of grade 3 or 4 *diarrhoea* in the HyCAMP™ arm versus the Camptosar® arm.

Alchemia

Secondary safety endpoints

1. *Incidence of grade 3 or 4 diarrhoea in cycle 1 or cycle 2*

The proportion of patients who had late form grade 3 or 4 diarrhoea during cycles 1 or 2

		Treatment group		p value*
		Camptosar® (n = 35) n (%)	HyCAMP™ (n = 41) n (%)	
Had Grade 3 or 4 diarrhoea in cycle 1 or 2	**Yes**	2 (5.7)	8 (19.5)	0.0970
	No	33 (94.3)	33 (80.5)	

- P value from Fisher's exact test.
- All but one case of diarrhoea occurred in Cycle 1

2. *Requirement for dose reduction for any cause after 2 cycles of therapy*

Number of patients requiring a dose reduction after 2 cycles of therapy

Cycle of first dose reduction	Camptosar® **(n=35) n (%)**	HyCAMP™ **(n=41) n (%)**
3	2 (5.7)	0 (0.0)
4	1 (2.9)	1 (2.4)
5	0 (0.0)	1 (2.4)
6	0 (0.0)	0 (0.0)
7	0 (0.0)	0 (0.0)
8	1 (2.9)	1 (2.4)

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

3. Requirement for dose reduction for any reason

Number of dose reductions and number of patients by count of dose reductions by treatment group

	Number of dose reductions	Camptosar® (n=35)	HyCAMP™ (n=41)
Total number of dose reductions n		9	16
Number of patients having this many dose reductions n (%)	0	28 (80.0)	27 (65.9)
	1	5 (14.3)	12 (29.3)
	2	2 (5.7)	2 (4.9)

Note: Patient 1106 in the Control group and Patient 803 in the HyCAMP™ group had dose reductions at Cycle 2 due to miscalculation of dose at beginning of treatment. No side effects were responsible for these dose reductions.

4. Overall incidence of grade 3 or 4 neutropenia

The overall incidence of Grade 3/4 neutropenia shows trends towards a reduction in the HyCAMP™ arm (29.3%) compared to the Camptosar® arm (34.3%).

5. Overall adverse events –

There were no major differences in the incidence of overall adverse events between the treatment arms but more patients treated with Camptosar® had to withdraw from study due to AE versus the HyCAMP™ arm.

Study completion and reasons for withdrawal (Safety Population)

		Camptosar® (n = 35) n (%)	HyCAMP™ (n = 41) n (%)
Completed	Yes	5 (14.3)	14 (34.1)
	No	30 (85.7)	27 (65.9)
Withdrawal Reason	Disease Progression	23 (65.7)	21 (51.2)
	Adverse Event	4 (11.4)	2 (4.9)
	Withdrew Consent	1 (2.9)	1 (2.4)
	Death	1 (2.9)	
	Other	1 (2.9)	3 (7.3)

* Note: Patients 511 (death) and 814 (disease progression) are listed in the AE records as having withdrawn from the study due to an AE.

Secondary Efficacy Endpoints

1. *Number of patients completing two cycles of therapy*

38 of 41 (93%) HyCAMP™ patients compared to 28 of 35 (80%) Camptosar® patients completed 2 cycles (p=0.099)

2. *Number of patients receiving full 8 cycles*

14 of 41 (34%) HyCAMP™ patients compared to 5 of 35 (14%) Camptosar® patients completed 8 cycles (p=0.064)

3. *Median number of cycles delivered*

Patients on HyCAMP™ received a median of 6 cycles of therapy compared to 2 for Camptosar® alone (p=0.005).

4. *Disease control rate (Complete Response + Partial Response + Stable Disease)*

The proportion of patients exhibiting disease control was 30% higher in the HyCAMP™ arm than the Camptosar® arm as seen in the below table (p=0.05).

Best overall response using the RECIST criteria at the end of study visit

Best overall disease response	Camptosar® n (%)	**HyCAMP™ n (%)**
n	35	41
Partial Response	1 (2.9)	3 (7.3)
Stable Disease	15 (42.9)	28 (68.3)
Progressive Disease	14 (40.0)	10 (24.4)
Not done	5 (14.3)	

Alchemia

5. Mean progression free survival

Mean progression free survival was 5.2 months for HyCAMP™ compared to 2.4 months for the Camptosar® arm (p=0.0167).

Kaplan-Meier Curve for progression free survival annotated with a P-value for differences between groups using the log rank test.



Group
Control
HyCAMP™
Log-Rank p-value = 0.0167
Progression free proportion
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
Months

6. Median overall survival

The median survival time estimates from the Kaplan-Meier curve indicate that HyCAMP™ (10.2 months) patients are expected to survive an additional 1.8 months compared to the irinotecan-only treatment (8.4 months).

Median survival time (for cancer related death) estimates from the Kaplan-Meier Curve.

Treatment	Time (in days)	Time (months)
Standard Care	255	8.4
HyCAMP™	306	10.2

7. *50% or greater decline in CEA levels*

Although CEA is considered a surrogate marker of monitoring how colorectal tumours respond to chemotherapy, the correlation between CEA levels and overall tumour response has yet to be fully established. As seen in the below waterfall plot, the greatest CEA response was observed in the Camptosar® patients and yet the tumour response data as determined using the RECIST criteria did not correlate with these findings.



Control
HyCAMP™
10
8
6
4
2
0
Log of worst change (%)
Ranked change in standardlised CEA - best to worse

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

8. *Time to treatment failure*

This data captures both toxicity and response data, and demonstrates a marked difference where patients treated with HyCAMP™ had a significantly longer time to treatment failure (p=0.0071).


Probability of treatment failure
1.0
0.8
0.6
0.4
0.2
0.0
0
1
2
3
4
5
6
Months
Group
Control
HyCAMP™
Log-Rank p-value = 0.0071

Principle Investigator

Associate Professor Peter Gibbs, Royal Melbourne Hospital and Western Hospital

END

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

29 May 2007

Positive Final Data from HyCAMP™ Phase II Trial in Metastatic Colorectal Cancer

Phase II results exceed expectations - Alchemia prepares for FDA talks on HyCAMP™

Australian drug development company Alchemia Limited (ASX: ACL) will commence discussions with the US Food and Drug Administration (FDA) following the successful conclusion of the Phase II clinical trial of its metastatic colorectal cancer treatment, HyCAMP™.

The final data from the randomized Phase II clinical trial in 80 patients with metastatic colorectal cancer treated with HyCAMP™ versus Camptosar® shows:

- HyCAMP™ exerted superior anti-cancer activity with a significantly greater number of patients with observed tumour responses
- A statistically significant increase in 'time to treatment failure' demonstrating that HyCAMP™ patients were able to stay on treatment longer due to reduced toxicity and increased efficacy
- A significantly longer period (+116%) of 'progression-free survival' for patients receiving HyCAMP™ *
- Patients on HyCAMP™ were able to receive therapy for a median of three times longer than those receiving Camptosar®*
- A clinically significant trend towards longer overall survival for patients receiving HyCAMP™
- HyCAMP™ patients received less doses of anti-diarrheal medication than Camptosar® patients

* This data was announced to the ASX on April 26 2007

Alchemia Chief Executive Officer, Dr Peter Smith said, "The fact that we are seeing statistically significant improvements in efficacy end-points from such a small study is a reflection of the substantial increase in anti-tumour activity seen with HyCAMP™. Generally, much larger studies would be required to show such effects. This data is an exceptional validation of our HyACT™ drug delivery technology platform and its application to the treatment of cancer patients.

The Company's priority is now to identify the most expeditious path to make HyCAMP™ available to patients and, to that end, we will be liaising closely with the FDA and the EMEA (European Medicines Agency). Improvement in progression-free survival has been an acceptable end-point for the approval of several important cancer drugs and we believe that this study will substantially reduce the time to get HyCAMP™ to market."

The principal investigator of the Phase II clinical trial, Associate Professor Peter Gibbs said, "The differences in both time to treatment failure and progression-free survival are clinically meaningful and are differences that would lead to a change in clinical practice if these figures can be reproduced in a further study. The improved tumour control rates (76% in the HyCAMP™ arm versus 46% in the Camptosar® arm) are very consistent with the differences in the observed survival outcomes."

Associate Professor Tracey Brown, Alchemia's Head of Preclinical Research and inventor of the technology, added "Our preclinical data showed that HyCAMP™ was able to deliver a higher concentration of irinotecan (Camptosar®) to tumours with reduced side-effects. The targeting of drug to the tumour, coupled with the ability of HyCAMP™ to deliver more doses due to lower toxicity, has been successfully translated into man with a greater therapeutic benefit to patients in this Phase II trial compared with Camptosar®."

Dr Smith noted, "Commercially this result is very important for Alchemia. We have shown in preclinical studies that a broad range of anti-cancer drugs and antibodies can be targeted to different cancers with comparable therapeutic improvement to that seen with HyCAMP™. This means that the HyACT™ technology is capable of generating multiple product and partnering opportunities."

ENQUIRIES:
Dr Pete Smith
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Mr Geoff Breusch
Phillips Group
Tel: 61-7-3230-5000

About HyACT™
HyACT™ is a proprietary technology which utilises hyaluronic acid (HA), to deliver and enhance the retention of anti-cancer drugs and biologics within tumours. The drug becomes entrained within the HA matrix and the HA binds to receptors located on the tumour cell resulting in more of the drug being delivered to the tumour. Preclinically, the HyACT™ technology has demonstrated improved delivery of drug to the tumour resulting in significantly reduced toxicity as well as increased efficacy and survival.

About Camptosar® (Irinotecan)
Camptosar® is widely used in the treatment of metastatic colorectal cancer, and is being evaluated in many other tumour types. Like most cytotoxic drugs the use of Camptosar® is restricted by its side-effects, the most significant of which are diarrhoea and neutropenia. Sales of Pfizer's Camptosar® were US$903 million in 2006. Patent exclusivity for the drug expires in 2008 in the US and 2009 in the EU.

Camptosar® is a registered trade mark of Pfizer Inc.

About HyCAMP™
HyCAMP™ is a proprietary formulation of the anti-cancer drug Camptosar® with HA. Preclinical studies with HyCAMP™ demonstrated improved delivery of the drug to the tumour, resulting in increased efficacy and reduced toxicity. The phase II clinical trial was initiated to evaluate HyCAMP™ in patients with metastatic colorectal cancer.

HyACT™ and HyCAMP™ were obtained through Alchemia's acquisition of Melbourne-based oncology company Meditech Research Ltd in 2006.

This clinical study was financially supported in part by NovoZymes Biopolymer A/S.

Alchemia

29 May 2007

Positive Final Data from HyCAMP™ Phase II Trial in Metastatic Colorectal Cancer

Phase II results exceed expectations - Alchemia prepares for FDA talks on HyCAMP™

Australian drug development company Alchemia Limited (ASX: ACL) will commence discussions with the US Food and Drug Administration (FDA) following the successful conclusion of the Phase II clinical trial of its metastatic colorectal cancer treatment, HyCAMP™.

The final data from the randomized Phase II clinical trial in 80 patients with metastatic colorectal cancer treated with HyCAMP™ versus Camptosar® shows:

- HyCAMP™ exerted superior anti-cancer activity with a significantly greater number of patients with observed tumour responses
- A statistically significant increase in 'time to treatment failure' demonstrating that HyCAMP™ patients were able to stay on treatment longer due to reduced toxicity and increased efficacy
- A significantly longer period (+116%) of 'progression-free survival' for patients receiving HyCAMP™ *
- Patients on HyCAMP™ were able to receive therapy for a median of three times longer than those receiving Camptosar®*
- A clinically significant trend towards longer overall survival for patients receiving HyCAMP™
- HyCAMP™ patients received less doses of anti-diarrheal medication than Camptosar® patients

* This data was announced to the ASX on April 26 2007

Alchemia Chief Executive Officer, Dr Peter Smith said, "The fact that we are seeing statistically significant improvements in efficacy end-points from such a small study is a reflection of the substantial increase in anti-tumour activity seen with HyCAMP™. Generally, much larger studies would be required to show such effects. This data is an exceptional validation of our HyACT™ drug delivery technology platform and its application to the treatment of cancer patients.

The Company's priority is now to identify the most expeditious path to make HyCAMP™ available to patients and, to that end, we will be liaising closely with the FDA and the EMEA (European Medicines Agency). Improvement in progression-free survival has been an acceptable end-point for the approval of several important cancer drugs and we believe that this study will substantially reduce the time to get HyCAMP™ to market."

The principal investigator of the Phase II clinical trial, Associate Professor Peter Gibbs said, "The differences in both time to treatment failure and progression-free survival are clinically meaningful and are differences that would lead to a change in clinical practice if these figures can be reproduced in a further study. The improved tumour control rates (76% in the HyCAMP™ arm versus 46% in the Camptosar® arm) are very consistent with the differences in the observed survival outcomes."

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Associate Professor Tracey Brown, Alchemia's Head of Preclinical Research and inventor of the technology, added "Our preclinical data showed that HyCAMP™ was able to deliver a higher concentration of irinotecan (Camptosar®) to tumours with reduced side-effects. The targeting of drug to the tumour, coupled with the ability of HyCAMP™ to deliver more doses due to lower toxicity, has been successfully translated into man with a greater therapeutic benefit to patients in this Phase II trial compared with Camptosar®."

Dr Smith noted, "Commercially this result is very important for Alchemia. We have shown in preclinical studies that a broad range of anti-cancer drugs and antibodies can be targeted to different cancers with comparable therapeutic improvement to that seen with HyCAMP™. This means that the HyACT™ technology is capable of generating multiple product and partnering opportunities."

ENQUIRIES:
Dr Pete Smith
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Mr Geoff Breusch
Phillips Group

Tel: 61-7-3230-5000

About HyACT™

HyACT™ is a proprietary technology which utilises hyaluronic acid (HA), to deliver and enhance the retention of anti-cancer drugs and biologics within tumours. The drug becomes entrained within the HA matrix and the HA binds to receptors located on the tumour cell resulting in more of the drug being delivered to the tumour. Preclinically, the HyACT™ technology has demonstrated improved delivery of drug to the tumour resulting in significantly reduced toxicity as well as increased efficacy and survival.

About Camptosar® (irinotecan)

Camptosar® is widely used in the treatment of metastatic colorectal cancer, and is being evaluated in many other tumour types. Like most cytotoxic drugs the use of Camptosar® is restricted by its side-effects, the most significant of which are diarrhoea and neutropenia. Sales of Pfizer's Camptosar® were US$903 million in 2006. Patent exclusivity for the drug expires in 2008 in the US and 2009 in the EU.

Camptosar® is a registered trade mark of Pfizer Inc.

About HyCAMP™

HyCAMP™ is a proprietary formulation of the anti-cancer drug Camptosar® with HA. Preclinical studies with HyCAMP™ demonstrated improved delivery of the drug to the tumour, resulting in increased efficacy and reduced toxicity. The phase II clinical trial was initiated to evaluate HyCAMP™ in patients with metastatic colorectal cancer.

HyACT™ and HyCAMP™ were obtained through Alchemia's acquisition of Melbourne-based oncology company Meditech Research Ltd in 2006.

This clinical study was financially supported in part by NovoZymes Biopolymer A/S.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2008 MAY 28 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	460,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	450,000 options Exercise price - $1.16; 10,000 options Exercise price - $1.75 Expiry date 22 May 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employees and executives under the Alchemia Limited share option plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,784,439	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,274,224 4,877,021 -173,221 options @95c forfeited expired 1/1/07 The following options lapsed as the employee left the coy: -10,000 options @93c forfeited expiry 15/3/10 -140,000 options @1.617 forfeited expiry 20/7/11 -150,673 options @1.617 forfeited expiry 20/8/11 -10,000 options @1.82 forfeited expiry 25/2/12	Options held by non-employee Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 23 May 2007

Company Secretary

Print name: David Green

+ See chapter 19 for defined terms.

Alchemia

10 May 2007

ASX / MEDIA ANNOUNCEMENT

ALCHEMIA APPOINTS NEW CFO

Australian drug development company Alchemia Limited today announced that David Green had been appointed CFO & Company Secretary, effective immediately.

David is a chartered accountant and former CFO and Company Secretary of Chiquita Brands South Pacific Limited. David has also held senior finance positions with Pacific Dunlop Limited and Sigma Company Limited. David has had significant experience in private treaty acquisitions and takeover transactions, with a strong background in financial and operational restructuring, developing cost containment strategies and strategic alliance negotiations. Prior to these appointments David was with Ernst & Young for over eight years, spending several years consulting to large public companies in Australia and England.

Recently appointed Chief Executive Officer Dr Peter Smith congratulated David on his appointment to the CFO position, acknowledging his impressive financial experience, including several years in the healthcare industry during his time at Sigma Company as the Chief Financial Officer of the Healthcare Division, where he controlled operational revenues exceeding $1.5 billion per annum.

"David brings solid financial knowledge and public company experience to Alchemia at a time when the Company has a range of business and corporate opportunities available," Dr Smith said.

Mr Green said he was delighted to be appointed as the CFO of Alchemia and was looking forward to working with the management team and board to accelerate company growth and shareholder value.

"I am excited to be part of a company that has achieved so much in such a short space of time, and is primed for significant growth," Mr Green said.

The news of David Green's appointment follows recent news of the appointment of Peter Smith as new CEO, the announcement of Dr Reddy's Laboratories as Alchemia's US marketing partner for its synthetic heparin project and outstanding preliminary results from the Phase II study of HyCAMP™ in colorectal cancer patients where it more than doubled the time to disease progression.

ENDS

For further information:

Dr Peter Smith
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:

Ms Anna Whybird
Manager, Finance & Investor Relations
Phillips Group
Tel: 61-7-3230 5000
Mbl: 61 400 611 155

About Alchemia Limited – www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Fax

To:	Company Announcements Manager ASX	From:	Mostia Dion Nominees Pty Ltd
Fax:	1900 999 279	Pages:	4
Phone:		Date:	10 May, 2007
Re:	Notice of change of interests of substantial holder	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Please see attached

Mostia Dion Nominees Pty Ltd

Level 8
380 St Kilda Road
Melbourne Victoria 3004

May 10, 2007

Company Announcements Manager
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

FAX: 1900 999 279

Dear Sirs

Alchemia Limited

We attach an ASIC Form 604 (Notice of change of interests of substantial holder) issued by Mostia Dion Nominees Pty Ltd under Part 6C.1 of the Corporations Act 2001 (Cth) in relation to the shares in Alchemia Limited (ACN 071 666 334).

Yours sincerely

Anna Grace
Manager
Mostia Dion Nominees Pty Ltd

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: ALCHEMIA LIMITED

ACN/ARSN: ACN 071 666 334

1. Details of substantial holder(1)

Name: MOSTIA DION NOMINEES PTY LTD and MARK ROWSTHORN (ROWSTHORN GROUP)

ACN/ARSN (if applicable): ACN 005 499 945

There was a change in the interests of the substantial holder on: 7+8/5/07

The previous notice was given to the company on: 26/3/07

The previous notice was dated: 26/3/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	10,048,289	10,048,289	7,993,189	7,993,189

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
7/5/07	ROWSTHORN GROUP	SALE	66,671	ORD 55,100	55,100
8/5/07	ROWSTHORN GROUP	SALE	2,340,000	ORD 2,000,000	2,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ROWSTHORN GROUP	MOSTIA DION NOMINEES PTY LTD	MOSTIA DION NOMINEES PTY LTD	ON MARKET	ORD 7,993,189	7,993,189

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MOSTIA DION NOMINEES P/L	LEVEL 8, 380 ST KILDA ROAD, MELBOURNE, VIC, 3004
MARK ROWSTHORN	14 HORSBURGH GROVE, ARMADALE, VIC, 3143

Signature

print name Mark Rowsthorn capacity Director

sign here [signature] date 10 / 5 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ORBIS INVESTMENT MANAGEMENT
(AUSTRALIA) PTY LIMITED

LEVEL 2
CHALLIS HOUSE
4 MARTIN PLACE
SYDNEY NSW 2000
AUSTRALIA

TELEPHONE:
+61 2 8224 8500
FACSIMILE:
+61 2 8224 8501
E-MAIL:
info@orbisfunds.com.au

ABN:
48 112 316 168

AFS LICENCE NO:
298 487

9 May 2007

Company Announcements Manager
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000
Fax 1900 999 279

Dear Sirs

Alchemia Limited

We attached an ASIC Form 604 (Notice of change of interests of substantial holder) under Part 6C.1 of the Corporations Act 2001 (Cwlth) in relation to shares in Alchemia Limited (ACN 071 666 334).

Yours sincerely

Simon Mawhinney

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alchemia Limited

ACN/ARSN: 071 666 334

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 08/05/07

The previous notice was given to the company on: 14/03/07

The previous notice was dated: 12/03/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	22,143,002	15.73%	24,812,621	17.62%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
08/05/07	See Annexure A Tables 1 and 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 11,480,000	11,480,000
See Annexure A Tables 2 and 3					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Hugh Gillespie Capacity Secretary/Authorised Signatory

sign here date 8/05/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

form604(alchemia) - 9 may 07

ALCHEMIA LIMITED 071 666 334

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 604

print name Hugh Gillespie Capacity Authorised Signatory

sign here date 8/05/2007

Table 1 – Changes in Relevant Interests (Continued)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
08/05/2007 to 08/05/2007	Orbis MIS - Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	AUD$3,084,923.32	Ordinary 2,672,619	2,672,619

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 520,000	520,000
Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Registered Holder	Ordinary 2,494,683	2,494,683
Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 180,000	180,000
Orbis MIS - Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS - Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS - Orbis Global Equity Fund	Registered Holder	Ordinary 584,885	584,885
Orbis SICAV –Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 2,175,560	2,175,560
Orbis MIS - Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 4,429,874	7,102,493
GA Fund -L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund -L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund -L Equity Deep Value World TP	Registered Holder	Ordinary 275,000	275,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 24 812,621 ordinary securities of Alchemia Limited

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited
Orbis World Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund LP	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72 Naesu-Dong Jongro-Gu Seoul 1110 - 070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 2000	101 257 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 315 625	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Smith
Date of appointment	26th April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
44,669 Ordinary Shares 400,000 Options Over Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,100,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price - $1.09; Expiry date 29 April 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employees and executives under the Alchemia Limited share option plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,784,439	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,274,224 4,900,915	Options held by non-employee Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 29 April 2007

Acting Company Secretary

Print name: Karren Yuen

+ See chapter 19 for defined terms.

Alchemia Limited

ASX:ACL

Investor Presentation April 2007

Alchemia

Disclaimer

- Alchemia Limited does not make any representation or warranty as to the truth or accuracy, completeness, currency or reliability of any information provided to a potential investor or any other written or oral information made available to any potential investor or its advisers, and does not accept:
  - any responsibility arising in any way for any errors in or omissions from any information or for any lack of accuracy, completeness, currency or reliability of any information made available; or
  - any liability for any loss or damage suffered or incurred by the recipient or any other person as a result of or arising out of that person placing any reliance on the information or its accuracy, completeness, currency or reliability.

- The forecasts included in the presentation or any other written or oral forecasts made available to any potential investor or its advisers are not representations as to future matters. These forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, some, if not all, of which are outside the control of Alchemia Limited. No representation is made that any forecast will be achieved. Actual future events may vary significantly from the forecasts. Each potential investor should make and must rely on its own enquiries and investigations regarding the assumptions, uncertainties and contingencies which may affect Alchemia Limited's future operations and values and the impact that a variation of future outcomes may have on Alchemia Limited

An Overview

- Founded 1995, listed on ASX (ASX:ACL) Dec 2003
  - Small molecule biopharmaceutical company n = 42
  - VAST™ and HyACT™ - 2 platform technologies
  - Multiple therapeutic opportunities
  - Oncology focus
- Strong IP Portfolio
- Early, mid and late stage pipeline opportunities
- Near-term revenues from Synthetic Heparin
- Cash at Dec 31 2006 A$16.5M

Alchemia

Key events

- Appointment of Dr Reddy's as North American marketing partner
- Change of manufacturer from Dow Pharmaceuticals to Dr Reddy's
- Proof-of-concept in man for HyACT oncology platform

Alchemia

Alchemia today

Heparin

- Generic drug
- Low risk
- Near-term revenues

Oncology

- Multiple 'super-generic' opportunities
- Risk reduced by recent phase II data
- Near/medium-term revenues

VAST

- New Chemical Entities
- High risk/high return
- Medium/long-term value

Alchemia


Synthetic Heparin
(fondaparinux)
Alchemia

Alchemia

Synthetic Heparin (fondaparinux)

- Generic copy of GlaxoSmithKline's Arixtra™

- Arixtra™ is gaining market share in $4.5Bn heparin market

  - Superior safety profile versus market leader Lovenox®
    - 47% reduction in bleeding compared with Lovenox® in ACS
  - Superior efficacy profile versus Lovenox®
    - 56% increase in deep vein thrombosis (DVT) prophylaxis

- New indications for Arixtra® will drive future growth
  - Approvable letter for ACS indication 5 Feb 2007

Alchemia

ACS = Acute Coronary Syndrome = increased risk or heart-attack

Arixtra™ sales


Monthly Arixtra Sales
US
Top 5 Europe
3m Average
3m Average
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Monthly Sales $'000s
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07

Source: IMS data

Alchemia

www.alchemia.com

A unique generic opportunity

- Alchemia has the **only** known generic fondaparinux sodium
  - GSK's synthetic process is complex and low-yielding
  - Alchemia has a superior, patented process

- Completely synthetic – not animal derived
  - Low-molecular weight heparins e.g. Lovenox, are complex biological mixtures

- Route to market via Abbreviated New Drug Application (ANDA)
  - Regulatory path for other generic heparins is not clear

- Market exclusivity US expired 6th Dec 2006
- Market exclusivity EU territories ~ 2012

Alchemia

ANDAs do not normally require any clinical studies

Manufacturing status

- Manufacturing rights transferred to Dr Reddy's in India
  - Conducted with previous partner, Dow Pharma's blessing
  - Dow will receive a royalty on sales of bulk API
- Dr Reddy's is well established manufacturer of API
  - Over 100 approved Drug Master Files (DMFs) in US
  - Supplies API to several big Pharmas
- Long-standing relationship with Alchemia
  - Heparin intermediates
  - VAST building blocks

Alchemia

API = Active Pharmaceutical Ingredient

Manufacturing status

- Technology transfer from Dow complete
- Dr Reddy's has completed the entire synthesis
- Commercial scale manufacture is in progress
  - Material to be used for ANDA filing
  - Material for commercial launch

US Marketing Deal

- Considerable interest from multiple parties
- Dr Reddy's selected based on a number of criteria
  - Marketing capability, strong growth, personal chemistry, significance of product.
- Attractive deal terms
  - Minimum 50% profit share for Alchemia
  - 60% market share if sole generic and Arixtra sales target hit
  - Right of first refusal for European market
- Dr Reddy's assumes all future costs on project

Dr Reddy's - Snapshot

- Headquartered in Hyderabad India
  - India's second largest pharmaceutical company

- NYSE listed (RDY) since April 2001

- Financial performance 9m to 12/06
  - Group revenues US$1,090M (+126%)
  - Group net profit US$155M (+288%)
  - US Generics sales US$408M

- 31 US approved ANDAs (generics), 58 pending approval
- Significant presence in Germany (Betapharm) and UK

Alchemia

Heparin Summary

Back on track with much better economics!

HyCAMP, Preliminary Phase II Results

Alchemia

What is HyCAMP?

- HyCAMP is the most advanced product using the HyACT drug-delivery technology
- HyCAMP is a proprietary combination of two approved products
  - Camptosar, Pfizer's drug irinotecan ($908M sales in '06)
  - Hyaluronic Acid (HA), used in eye and knee surgery.
- HyACT targets more active drug to the tumor
  - Aiming for better disease treatment and…
  - Greater tolerability of drug

HyCAMP™ preclinical models

Efficacy: tumor response

Model of human colorectal cancer in nude mice



Percentage change in tumour volume (mean ± SE)
100
50
0
-50
-100
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
Time after commencement of treatment (weeks)
Irinotecan
HyCAMP™

Safety: weight gain

Mice treated with daily i/v doses of irinotecan as either Camptosar® or HyCAMP™



Percentage Change in Body Mass
20
15
10
5
0
-5
-10
-15
-20
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Days
25CAMP
25 HYCAMP
HyCAMP™
(P<0.001)
Irinotecan

Alchemia

www.alchemia.com

HyCAMP™ Phase II study design

- Open label, randomised trial of 86 patients
  - Randomised to receive HyCAMP™ or irinotecan (control arm)
  - 80 patients recruited, 76 randomized
  - Patients to receive up to eight x three week cycles
- Conducted at 10 sites in Australia
  - Recruitment completed June 2006
- Interim results released April 26, 2007
  - Full results due for release end of May 2007

Clinical trial partially supported by Novozymes BioPolymer

Alchemia

Phase II – Patient demographics

- Well matched in both treatment groups

		Control (n = 35)	HyCAMP™ (n = 41)	Overall (n = 76)
Sex	Male	21 (60.0)	24 (58.5)	45 (59.2)
	Female	14 (40.0)	17 (41.5)	31 (40.8)
Age (Years)	n	35	41	76
	Median	63.11	62.30	62.67
ECOG Status	0	16	19	45
	1	19	22	31
Prior oxaliplatin therapy	n	30	34	64

ECOG = Eastern Co-operative Oncology Group. Status indicates overall assessment of a patient's health

Phase II preliminary results

- Statistically significant increase in progression-free survival
  - 5.2 months for HyCAMP vs 2.4 months irinotecan (p = 0.014)



Progression free proportion
1.0
0.8
0.6
0.4
0.2
0.0
Group
Control
HyCAMP™
Log-Rank p-value = 0.014
0
5
10
15
Max duration of treatment
Months

Phase II preliminary results

- Patients receiving HyCAMP received significantly more cycles of therapy
  - 93% of HyCAMP patients completed 2 cycles vs 80% of controls ($p = 0.099$)
  - 34% of HyCAMP patients completed all 8 cycles vs 14% of controls ($p = 0.064$)
  - Patients on HyCAMP received a median of 6 cycles vs 2 cycles for controls ($p = 0.005$)
- Patients discontinue therapy due to disease progression or side-effects (mainly neutropenia with irinotecan)

Alchemia

Neutropenia = reduction in white blood cells leading to increased risk of infection

Phase II preliminary results

- HyCAMP patients exhibited better overall disease control*
  - The proportion of patients exhibiting disease control was 40% higher in the HyCAMP arm vs control
  - Final analysis due in May

Alchemia

* Disease control = complete responses, partial responses and stable disease

Phase II preliminary results

- No significant difference in adverse events between groups
  - Incidence of neutropenia equal in both groups

BUT…

- HyCAMP arm received 3x the number of cycles of therapy
  - Hope to see improvement in safety during early cycles in final analysis



"The findings have far exceeded our expectations in that we did not expect to achieve a statistically significant improvement in efficacy from such a small number of patients"

Assoc. Professor Peter Gibbs, Principal Investigator

Alchemia

www.alchemia.com

HyCAMP Phase II summary

- Proof-of-concept for HyACT delivery platform achieved
  - Better disease control
  - Significantly delayed disease progression
  - Significantly more doses delivered/tolerated
  - Equivalent (better?) safety profile

HyCAMP – Next steps

- Complete analysis of Phase II data
  - Complete data expected end May
- Early consultation with FDA and EMEA
  - Identify fastest route to market
- Determine optimal commercialization strategy for HyACT platform
  - Potential for significant partnership for HyCAMP
  - Multiple other HyACT partnering opportunities
  - Multiple in-house low-risk development opportunities

Alchemia

EMEA = European Agency for the Evaluation of Medicinal Products

Commercial significance

- HyCAMP is the most advanced product using the HyACT delivery platform
- HyACT works with multiple agents in multiple models of cancer
  - Chemotherapeutics e.g. doxorubicin, 5-FU, navelbine, gemcitabine
  - Antibodies e.g. Erbitux, Avastin
  - HyDOX and HyFIVE have completed phase I clinical trials
- HyACT is simple to formulate

HyACT - Commercial opportunities


Super-generics
e.g. HyCAMP
Enhance mAbs in
development
for cancer
'Resurrect' drugs that
failed in development
due to toxicity
HyACT
Antibodies with
tox or efficacy
issues
Enhance new drugs
In development
Lifecycle management
of mAbs or drugs

Alchemia

www.alchemia.com

HyACT – IP protection

Patent Family No	Short Title	PCT No	Expiry date#	Granted patents	Pending Patents
004	Metastasis Prevention	PCT/CA95/00259	28-Apr-15	AU, CA	JP, US (x2)
005	Controlling Angiogenesis	PCT/CA94/00207	8-Dec-15 (US case)	US	None
008*	Enhance Efficacy	PCT/AU00/00004	6-Jan-20	AU, NZ (x2)	CA, CN, EP, JP, TW, US
009	Pre-sensitizing	PCT/AU01/00849	13-Jul-21	AU, GB, NZ	CA, CN, EU, JP, US (x3)
011*	Improved Therapeutics	PCT/AU02/01160	27-Aug-22	none	AU, CA, CN, EU, JP, MX, NZ, US
015*	Chemoembolisation	PCT due Feb 07	Feb-27	none	US Provisional
017	Antibody forms of HyACT™	PCT due Sep 06	Sep-26	none	US Provisional X 2
018*	Cytotoxic forms of HyACT™	PCT due Oct 06	Oct-26	none	US Provisional

* HyCAMP™ , # Australia

Alchemia

www.alchemia.com


SUMMARY
Alchemia

Alchemia

Alchemia - Financial Snapshot

➤ Cash on hand Dec 2006	A$ 16.5 million
➤ Net loss (12m to Dec 06)	A$ 12.6 million
➤ Capital structure	
• Ordinary shares (04/07)	141 million
• Unlisted options	5.7 million
• Top 20 holders own	64 %

➤ 52 week range	A$1.45 to A$ 0.51
➤ Current price	A$ 1.20 (26 April 2007)

Alchemia

Presentation Summary

- Heparin project back on track with better economics
  - Production in India by Dr Reddy's
  - Higher potential North American profit share
  - Arixtra™ ACS approval imminent

- "Remarkable" phase II clinical result for HyCAMP
  - Final data due in May
  - Validates HyACT platform
  - Considerable partnering interest in HyCAMP expected
  - Multiple commercial opportunities for platform


Dr Peter Smith
Chief Executive Officer
Alchemia

Alchemia Limited

Alchemia

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
31 Mar 2007

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	31st MARCH 2007

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		(399)	369
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,189)	(3,510)
		(b) advertising and marketing	(80)	(331)
		(c) research and development (excluding R&D staff costs)	(750)	(4,648)
		(d) leased assets	-	-
		(e) other working capital	(990)	(4,396)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		187	819
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – grants received		235	1,166
	Net operating cash flows		**(2,986)**	**(10,531)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,986)**	**(10,531)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	(235)
	(d) physical non-current assets	(57)	(404)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(57)	(639)
1.14	**Total operating and investing cash flows**	**(3,043)**	**(11,170)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	161	254
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(1,707)
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	**161**	**(1,453)**
	Net increase in cash held	(2,882)	(12,623)
1.21	Cash at beginning of quarter/year to date	16,493	26,234
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**13,611**	**13,611**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	51
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (see below)	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	371	147
4.2	Deposits at call	4,303	3,109
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	8,937	13,237
	Total: cash at end of quarter (item 1.22)	**13,611**	**16,493**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Acting Company Secretary

Date: 27th April 2007

Print name: Karren Yuen

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
31 Mar 2007

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

Quarter ended ("current quarter")

31st MARCH 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		(399)	369
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,189)	(3,510)
		(b) advertising and marketing	(80)	(331)
		(c) research and development (excluding R&D staff costs)	(750)	(4,648)
		(d) leased assets	-	-
		(e) other working capital	(990)	(4,396)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		187	819
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – grants received		235	1,166
	Net operating cash flows		**(2,986)**	**(10,531)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,986)**	**(10,531)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	(235)
	(d) physical non-current assets	(57)	(404)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(57)	(639)
1.14	**Total operating and investing cash flows**	**(3,043)**	**(11,170)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	161	254
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(1,707)
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	**161**	**(1,453)**
	Net increase in cash held	(2,882)	(12,623)
1.21	Cash at beginning of quarter/year to date	16,493	26,234
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**13,611**	**13,611**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	51
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (see below)	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	371	147
4.2	Deposits at call	4,303	3,109
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	8,937	13,237
	Total: cash at end of quarter (item 1.22)	**13,611**	**16,493**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Acting Company Secretary

Date: 27th April 2007

Print name: Karren Yuen

Alchemia

27 April 2007

ASX / MEDIA ANNOUNCEMENT

ALCHEMIA SHOWCASES CANCER RESEARCH AT TWO INTERNATIONAL CONFERENCES

Brisbane, Australia - Alchemia Limited (ASX: ACL) announced that its Pre-clinical Development Director, Associate Professor Tracey Brown, gave four presentations this past week at the American Association for Cancer Research (AACR) 2007 in Los Angeles and two presentations at Hyaluronan 2007 conference in Charleston, both of which are among the world's pre-eminent forums for the release of data on new cancer and carbohydrate therapies.

The AACR is a professional society of more than 24,000 laboratory and clinical scientists engaged in basic, translational, and clinical cancer research in the United States and more than 60 other countries. Its annual meeting is attended by more than 15,000 scientists from around the world who share new and significant discoveries in the cancer field. The Hyaluronan 2007 conference is a high impact forum which occurs every four years where leaders in carbohydrate research showcase the latest therapies using naturally occurring sugars.

The data presented by Associate Professor Brown described various aspects of Alchemia's HyACT™ drug delivery platform, including pre-clinical and clinical data for two of Meditech's chemotherapeutic products, HyCAMP™ and HyDOX™. Both the HyCAMP™ and HyDOX™ presentations demonstrated that by formulating approved anti-cancer drugs with the HyACT™ drug delivery technology, it was possible to increase the efficacy of the drugs while improving the toxicity profile such as reducing the gastro-intestinal and cardiotoxicity often associated with chemotherapy regimens.

In addition, Alchemia presented pre-clinical data relating to two new products, HyERB™ (Erbitux and Hyaluronic acid) and HyBEV™ (Avastin and Hyaluronic Acid) which resulted from applying the HyACT™ platform to therapeutic antibodies currently used in the fore front of cancer treatment. These presentations highlighted that formulation of therapeutic antibodies with hyaluronic acid significantly increased tumour response and ultimately survival.

Associate Professor Brown reported that Alchemia's presentations were well received by conference delegates, which included international scientists, clinicians and representatives of pharmaceutical and biotechnology companies. "The novelty, clinical value and commercial relevance of formulating anti-cancer therapies with Alchemia's HyACT™ drug delivery technology created a great deal of enthusiasm where the extension of the technology into antibody therapies highlighted the broad application of the HyACT™ technology," she said.

Alchemia

About Alchemia Oncology

The oncology division of Alchemia focuses on developing and commercialising anti-cancer drugs that improve the health and quality of life of cancer patients. Alchemia has developed an anti-cancer technology based on the carbohydrate, hyaluronic acid which has resulted in the development of the patented HyACT™ (Hyaluronic Acid Chemotransport Technology) platform. The primary objective of the HyACT™ technology is to develop a new generation of anti-cancer drugs which demonstrate better efficacy and reduced toxicity. The lead product from the HyACT™ platform is HyCAMP™. In addition to HyCAMP™, the anti-cancer products HyDOX™ (doxorubicin and hyaluronic acid) and HyFIVE™ (5-fluorouracil and hyaluronic acid) have successfully completed Phase I clinical testing.

For more information:

Dr Peter Smith
Chief Executive Officer
Phone: (07) 3340 0200

Associate Professor Tracey Brown,
Pre-Clinical Development Director
Phone: (03) 9905 3760

Alchemia

26 April 2007

ASX / MEDIA ANNOUNCEMENT

ALCHEMIA APPOINTS NEW CEO

Australian drug development company Alchemia Limited (ASX: ACL) today announced that its Director of Commercialisation Dr Peter Smith has been appointed Chief Executive Officer, effective immediately.

Dr Peter Smith succeeds Dr Tracie Ramsdale who has led the company as its General Manager and CEO since its inception in 1998.

Dr Ramsdale who will remain as a non-executive director, will assume the chair of Alchemia's Scientific Advisory Board and will become a consultant to the company.

Dr Smith has founded and led biotech companies in the United Kingdom and Australia and brings with him almost 10 years experience as a top-rated pharmaceutical industry analyst with UBS and HSBC, both leading international investment banks.

Dr Smith was Chief Executive Officer and Managing Director of Amrad Corporation Limited (2003-05) where he implemented a new business strategy focusing Amrad (later Zenyth Therapeutics) on antibody-based therapies. Zenyth was acquired by CSL in 2006 and as part of the reorganisation Amrad created the spin-out anti-infective company Avexa (ASX:AVX).

Retiring CEO Dr Ramsdale congratulated Dr Smith on his appointment and lauded his reputation as one of the most experienced and widely respected executives in the Australian biotech industry.

"I have worked closely with Peter for the past year and I am convinced he is the right person to lead Alchemia through its next phase of critical growth," Dr Ramsdale said.

"Peter brings more than 18 years of relevant commercial experience in the biotechnology-pharmaceutical industry.

"His international network of relationships has been instrumental in securing the new manufacturing and marketing partnerships for synthetic heparin announced today, adding significant value to Alchemia going forward," said Dr Ramsdale.

Alchemia

Dr Smith said he was delighted to have been appointed CEO and excited by the opportunity to build on Alchemia's foundations of strong scientific capability and programs with clear commercial outcomes.

"The prospect of near-term revenues from heparin and the potential to expand the clinical development portfolio in oncology following the startling phase II HyCAMP results will enable us to drive medium-term value for shareholders," said Dr Smith.

"Alchemia's drug-discovery technology represents a phenomenal opportunity that we will develop to achieve significant commercial value over the next few years," he said.

Chairman Mr Mel Bridges said that as one of Alchemia's founders, Dr Ramsdale had been an excellent CEO and had made a long-term contribution to the development and success of the company.

As a co-founder, Dr Ramsdale had taken Alchemia from being a private company through a $21 million capital raising, to being a successful publicly listed company with a market capitalisation of approximately $145 million, and was now a world recognised leader in the discovery and development of therapeutics to improve human health, he said.

"The appointment of Dr Smith completes a succession plan implemented by the Board following Dr Ramsdale's intention to retire," Mr Bridges said.

"The company will continue to benefit from Dr Ramsdale's strategic input, and as a consultant and non-executive director, she will continue to play an integral role in Alchemia's future.

"The next few years will be a very exciting time for the company as we bring our first product to market and raise our profile in the international community.

"The Board is extremely pleased with Dr Peter Smith as the new CEO. His depth of international experience and business acumen will be of enormous advantage to Alchemia as it moves from developing its science to commercialising products.

"The Board is confident that Dr Smith has the skill set to raise the company's performance to the next level on the global market while continuing to generate strong shareholder returns," said Mr Bridges.

ENDS

Alchemia

For further information:
Mr Mel Bridges
Chairman
Alchemia Limited
Tel: 041305 1600

Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Manager, Finance & Investor Relations
Phillips Group
Tel: 61-7-3230 5000
Mbl: 61 400 611 155

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia

26 April 2007

ASX / MEDIA ANNOUNCEMENT

New marketing and manufacturing partner appointed for synthetic heparin (generic fondaparinux sodium)

Australian drug development company Alchemia Limited (ASX: ACL) today announced the appointment of Dr Reddy's Laboratories Limited (NYSE: RDY) as its marketing partner for synthetic heparin (fondaparinux sodium).

Alchemia has granted Dr Reddy's the exclusive rights to market its synthetic heparin in North America, with first right of refusal to market the product in the European Union once GlaxoSmithKline's branded product, Arixtra®'s market exclusivity expires in 2012. Dr Reddy's will be responsible for the development of the API as well as finished product and all regulatory filings including the submission of an Abbreviated New Drug Application (ANDA).

Alchemia Limited CEO, Dr Tracie Ramsdale, said Alchemia and Dr Reddy's would share profits equally from finished product sales, with Alchemia's share increasing to 60% if sales of Arixtra® exceed a certain level at the time of commercialization of its product.

"We had very strong interest from multiple potential partners for this product. We selected Dr. Reddy's Laboratories because of its marketing capabilities and rapidly growing sales in several important markets including the US."

In a separate agreement Alchemia has transferred the manufacturing rights from Dow Pharmaceuticals Inc under license to Dr Reddy's Laboratories in Hyderabad India. The transfer of the manufacturing rights has occurred through a license of Dow's manufacturing rights and related intellectual property to Alchemia. Dow, which successfully produced batches of synthetic heparin at pilot scale, will receive a royalty on sales of bulk synthetic heparin by Dr Reddy's.

Dr Ramsdale said the technology transfer is complete and the commercial development of synthetic heparin is underway in preparation for US market launch. "Alchemia has been working with Dr Reddy's on a number of projects over a period of years and we recognise its capabilities and excellent international reputation as a manufacturer of FDA approved pharmaceuticals," said Dr Ramsdale. "In addition, we foresee significant financial and regulatory benefits by having a vertically integrated partner."

Alchemia

Dr Reddy's is recognised as a leader in the generic drug market in the US where it has 31 approved ANDAs (generic drug approvals) and has 58 pending final approval. For the nine months ended December 31, 2006, Dr. Reddy's recorded revenues of US$ 408 million from the sales of generic drugs in the U.S.

"Reddy's also has a marketing presence in India, Germany, Russia and China which are important future markets. In addition, Reddy's is a highly experienced manufacturer of API (Active Pharmaceutical Ingredients) with over 100 Drug Master Filings (DMFs) in the U.S." said Dr Ramsdale.

ENDS

For further information:
Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Manager, Finance & Investor Relations
Phillips Group
Tel: 61-7-3230 5000
Mbl: 61 400 611 155

Alchemia

About Alchemia Limited — www.alchemia.com.au

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

About Synthetic Heparin (Fondaparinux).

Alchemia has used its proprietary carbohydrate technology to develop a generic version of the antithrombotic drug Arixtra®, via a more efficient manufacturing process. The branded version of fondaparinux, Arixtra® was introduced into the US market in 2002 by Sanofi and the rights were sold to GlaxoSmithKline in 2004. The US patents on fondaparinux expired in 2003. Due to the complexity of the synthesis and the intellectual property that Alchemia has around its process, it is believed to be unlikely that there will be other generic versions of fondaparinux for a considerable period of time.

The multi billion dollar heparin market (estimated at US$3.7 billion in 2005) is presently dominated by Lovenox®, which recorded sales of US$2.7 billion during 2005. Arixtra® has demonstrated superiority over Lovenox® and unfractionated heparins in a number of clinical trials. Arixtra® had already received approvals for the treatment and prevention of deep vein thrombosis and pulmonary embolism with acute coronary syndrome (ACS) the last remaining indication pending approval. Arixtra®'s sales are starting to gain traction following an initially slow start with 2006 sales figures of US$107M (+143%) worldwide and US$58M (+123%) in the US.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

26 April 2007

ASX / MEDIA ANNOUNCEMENT

Alchemia reports preliminary positive efficacy data from HyCAMP Phase II trial

Australian drug development company Alchemia Limited (ASX: ACL) today announced preliminary results from its randomised Phase II clinical trial in patients with metastatic colorectal cancer, where Alchemia's drug HyCAMP™ was compared to irinotecan which is considered to be a cornerstone drug for the treatment of colorectal cancer. This announcement is being made at a preliminary stage of the analysis in accordance with the ASX disclosure requirements once the company became aware of the results reported below.

Primary safety endpoint - Comparison of the incidence of late grade 3 or 4 diarrhoea in patients receiving HyCAMP™ versus irinotecan alone :

- not met due to lower than expected incidence of diarrhoea in the control arm

Secondary safety endpoints:

- No major differences in overall adverse events between the two treatment arms

Secondary efficacy endpoints:

- 38 of 41 (93%) HyCAMP™ patients compared to 28 of 35 (80%) irinotecan patients completed 2 cycles (p=0.099)

- 14 of 41 (34%) HyCAMP™ patients compared to 5 of 35 (14%) irinotecan patients completed the full 8 cycles (p=0.064)

- Patients on HyCAMP™ received a median of 6 cycles of therapy, compared to 2 for irinotecan alone (p=0.005)

- Median progression free survival for HyCAMP™ patients was 5.2 months, compared to 2.4 months for the irinotecan arm (p=0.014).

The Phase II trial commenced in December 2004 and patient accrual closed on 30 June 2006. In the randomised trial, 80 patients with metastatic colorectal cancer who had previously failed treatment with the anti-cancer drug 5-fluoro uracil were eligible to receive up to eight cycles of chemotherapy in the form of irinotecan or HyCAMP™ intravenously. The primary endpoint of the trial was safety (incidence of Grade 3/4 diarrhoea) with secondary safety and efficacy endpoints such as disease control, progression free survival and overall survival.

Alchemia

The major findings from the preliminary analysis of trial data are as follows. The two arms of the study were very well balanced for known prognostic factors. Preliminary data regarding toxicity indicates no major differences between the two arms, with an overall impression that HyCAMP™ was associated with less cumulative toxicity because the HyCAMP™ arm received significantly more doses. The overall incidence of grade 3/4 diarrhoea was lower in this study (14%) than anticipated at the commencement of the trial, presumably reflecting improved medical management today of this side effect in patients, and thereby impeding any meaningful analysis of this endpoint. Patients on HyCAMP™ received a median of 6 cycles of therapy, compared to 2 for irinotecan alone (p=0.005). Median progression free survival for HyCAMP™ patients was 5.2 months, compared to 2.4 months for the irinotecan arm (p=0.014). Preliminary data indicates the proportion of patients exhibiting disease control (complete responses, partial responses or stable disease) in the HyCAMP™ arm was at least 40 % greater than that observed in the irinotecan arm.

Analysis of the trial data is ongoing and full results will be presented when available. This is expected by the end of May. However, from the data analysed to date, HyCAMP™ is able to deliver more cycles of therapy and this has translated into an improved disease control rate, and a statistically significant improvement in progression free survival. "The findings have far exceeded our expectations in that we did not expect to achieve a statistically significant improvement in efficacy from such a small number of patients" commented principal investigator Associate Professor Peter Gibbs. Alchemia CEO Dr Ramsdale said "we will be moving as quickly as possible to discuss our plans for future studies with the FDA. We are hopeful that these results will enable us to move forward to a pivotal phase III study earlier than originally anticipated."

These results are important not only for the development and approval path for HyCAMP™ itself but they provide validation of the technology platform. The HyACT™ platform is an extremely flexible formulation technology as it can be used with virtually any intravenously administered anti-cancer treatment. We have successfully completed Phase I clinical studies on HyACT™ formulations of two other chemotherapy drugs, doxorubicin and 5-flurouracil. Encouraging preclinical data has also been obtained on a number of other cytotoxics. More recently, we have demonstrated in preclinical studies that HyACT™ can also be used to significantly enhance the efficacy of newer targeted antibody therapies such as Avastin™ and Erbitux™ In the case of generic drugs or drugs close to patent expiry, the HyACT™ formulation may provide a means for companies to differentiate their products from other competitors in the market place, and thereby build product value.

HyCAMP™ and the proprietary formulation technology, HyACT™, were obtained following the successful acquisition of Melbourne based oncology company Meditech Research Limited in 2006. "The Phase II clinical results provide proof of concept for the HyACT™ platform. We expect this technology to build substantial value for shareholders, not only with HyCAMP™, but with other oncology drugs as well" Dr Ramsdale said.

Alchemia

Before HyCAMP™ can be marketed in the US, the drug needs to successfully complete a Phase III study, and receive marketing approval from the US FDA.

Alchemia wishes to acknowledge the commitment and thank the patients who volunteered to participate in this trial, and to acknowledge and thank the investigators, study research personnel and nursing staff at the 10 clinical sites across Australia who looked after the welfare of the patients and diligently collected the data for analysis in this trial.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

About HyACT

HyACT™ is a proprietary delivery technology which utilises Hyaluronic acid (HA), to deliver and enhance the retention of anti-cancer drugs within tumours. The drug becomes entrapped in a matrix of HA which binds to HA receptors located on the tumour resulting in more of the drug being delivered to the tumour cells. In preclinical studies, the HyACT™ technology has demonstrated improved delivery of the drug to the tumour resulting in significantly reduced toxicity and increased efficacy and survival.

About Irinotecan

Irinotecan is widely used in the treatment of metastatic colorectal cancer, and is being evaluated in many other tumour types. Like most cytotoxics the use of irinotecan is restricted by its side effects, the most significant of which are diarrhoea and neutropenia, and limited activity in some patients. Sales of Pfizer's irinotecan (Camptosar•) were US$903 million in 2006, and patent exclusivity for the drug expires in 2008 in the US and 2009 in the EU.

About HyCAMP™

HyCAMP™ is a proprietary formulation of the anti-cancer drug irinotecan. Preclinical studies with HyCAMP™ demonstrated improved delivery of the drug to the tumour, resulting in increased efficacy and reduced toxicity. The phase II clinical trial was initiated to evaluate HyCAMP™ in patients with metastatic colorectal cancer.

Alchemia

CLINICAL APPENDIX

The following additional information is provided in accordance with the Code of Best Practice for ASX Reporting by Life Science Companies

Trial Title	Randomised Phase II Trial of irinotecan with Hyaluronic Acid (HyCAMP™) versus irinotecan as treatment for patients with metastatic colorectal cancer who have failed 5-FU based chemotherapy
Blinding Status	Open label, randomised
Treatment Method	HyCAMP™ arm: Irinotecan: 350mg/mm² day 1 every 3 weeks or 300 mg/mm² day 1 every 3 weeks for age 70-75 HA: 1000 mg/mm² day 1 every 3 weeks Irinotecan arm: Irinotecan: 350mg/mm² day 1 every 3 weeks or 300 mg/mm² day 1 every 3 weeks for age 70-75 Duration of treatment: maximum of 8 cycles Route of administration: intravenous
No of subjects	80
Key Subject Selection Criteria	Metastatic colorectal cancer Failure of previous fluorouracil chemotherapy, Adequate major organ function ECOG PS (performance score) 0-1. Age 18-75 years
Trial Location	10 sites in Australia
Primary endpoint	Comparison of the incidence of late grade 3 or 4 diarrhoea in patients receiving HyCAMP™ versus irinotecan alone
Main Secondary safety end points	1. Incidence of grade 3 or 4 diarrhoea in cycle 1 or cycle 2 2. Requirement for dose reduction for any cause after 2 cycles of therapy

3. Requirement for dose reduction for any reason
4. Overall incidence of grade 3 or 4 neutropenia
5. Overall adverse events

Main Secondary efficacy end points

1. Number of patients completing 2 cycles of therapy
2. Number of patients completing 8 cycles of therapy
3. Median number of cycles delivered
4. Disease Control Rate
5. Median Progression Free Survival
6. Median Overall Survival
7. 50% or greater decline in CEA levels
8. Time to treatment failure

Study Results

Patient demographics

		Control (n = 35)	HyCAMP™ (n = 41)	Overall (n = 76)
Sex	Male	21 (60.0)	24 (58.5)	45 (59.2)
	Female	14 (40.0)	17 (41.5)	31 (40.8)
Age (Years)	n	35	41	76
	Median	63.11	62.30	62.67
ECOG Status	0	16	19	45
	1	19	22	31
Prior oxaliplatin therapy	n	30	34	64

Primary Endpoint

1. Incidence of grade 3 or 4 diarrhoea in HyCAMP™ arm versus irinotecan arm.

   The overall incidence of Grade 3/4 diarrhoea (14%) was much lower than anticipated (30%) making analyses of this end point futile. There was no statistically significant difference in the incidence of grade 3 or 4 diarrhea in the HyCAMP™ arm versus the irinotecan arm.

Alchemia

Secondary safety endpoints

1. Incidence of grade 3 or 4 diarrhoea in cycle 1 or cycle 2
   see comment above for primary end-point all but one case of diarrhoea occurred in Cycle 1

2. Requirement for dose reduction for any cause after 2 cycles of therapy
   to be determined

3. Requirement for dose reduction for any reason
   to be determined

4. Overall incidence of grade 3 or 4 neutropenia
   to be determined

5. Overall adverse events -
   no major differences between treatment arms

Secondary Efficacy Endpoints

1. Number of patients completing two cycles of therapy
   38 of 41 (93%) HyCAMP™ patients compared to 28 of 35 (80%) irinotecan patients completed 2 cycles (p=0.099)

2. Number of patients receiving full 8 cycles
   14 of 41 (34%) HyCAMP™ patients compared to 5 of 35 (14%) irinotecan patients completed 8 cycles (p=0.064)

3. Median number of cycles delivered
   Patients on HyCAMP™ received a median of 6 cycles of therapy compared to 2 for irinotecan alone (p=0.005).

4. Disease control rate (Complete Response + Partial Response + Stable Disease)
   The proportion of patients exhibiting disease control was at least 40% higher in the HyCAMP™ arm than the control (analysis partially complete)

5. Median progression free survival
   Mean progression free survival was 5.2 months for HyCAMP™ vs 2.4 months for the control arm (p=0.014).

Kaplan–Meier Curve for progression free survival annotated with a P_value for differences between groups using the log rank test.


1.0
0.8
0.6
0.4
0.2
0.0
Progression free proportion
Group
Control
HyCAMP™
Log-Rank p-value = 0.014
0
5
10
15
Months

6. Median overall survival
   To be determined

7. 50% or greater decline in CEA levels
   To be determined

8. Time to treatment failure
   To be determined

Principal Investigator

Assoc. Prof Peter Gibbs, Royal Melbourne Hospital and Western Hospital

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

23 April 2007

ALCHEMIA LIMITED

TRADING HALT

The securities of Alchemia Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 26 April 2007 or when the announcement is released to the market.

Security Code: ACL

Peter McNamara
Manager, Issuers (Brisbane)

Alchemia

Alchemia Limited
PO Box 6242
Upper Mt Gravatt
Qld. 4122

23 April 2007

Mr Peter McNamara
Manager, Issues
Australian Stock Exchange

By Email: peter.mcnamara@asx.com.au

Dear Peter,

RE: ALCHEMIA LIMITED ('ACL') REQUEST FOR TRADING HALT

We request a trading halt for our securities.

1. Reason for the trading halt. The Company is finalising preliminary Phase II data from the HyCAMP™ trial for release to the market.
2. How long does it expect the trading halt to last? The Company expects the trading halt to last until the announcement of results is made, prior to the market opening on 26 April 2007.
3. The event it expects to happen that will end the trading halt. Announcement to the market of the preliminary Phase II results for HyCAMP™.
4. We are not aware of any reasons why the trading halt should not be granted.

Yours sincerely,

Karren Yuen
Acting Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: ALCHEMIA LIMITED

ACN/ARSN: ACN 071 666 334

1. Details of substantial holder(1)

Name: MOSTIA DION NOMINEES PTY LTD and Mark Rowsthorn
ACN/ARSN (if applicable): ACN 005 499 945 ("Rowsthorn Group")

There was a change in the interests of the substantial holder on: 22+ 23/3/07

The previous notice was given to the company on: 21/12/04

The previous notice was dated: 20/12/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	13,948,289	13,948,289	10,048,289	10,048,289
~~ORDINARY~~				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22/3/07	Rowsthorn Group	SALE	2,574,000	ORD 2,200,000	2,200,000
23/3/07	Rowsthorn Group	SALE	1,404,000	ORD 1,200,000	1,200,000
22/2/07–21/2/07	Rowsthorn Group	SALE	605,000	ORD 500,000	500,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Rowsthorn Group	MOSTIA DION NOMINEES PTY LTD	MOSTIA DION NOMINEES PTY LTD	ON MARKET	ORD 10,048,289	10,048,289

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MOSTIA DION NOMINEES P/L	LEVEL 8, 380 ST KILDA ROAD, MELBOURNE, VIC, 3004
MARK ROWSTHORN	14 HORSBURGH GROVE, ARMADALE, VIC, 3143

Signature

print name MARK ROWSTHORN capacity Director

sign here date 26 / 3 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


Excellence in Biotechnology & Investment
19th March 2007
Alchemia

Tracie Ramsdale, CEO

Alchemia

Business Overview

- ASX listed since 2003 - capitalised at $A145 Million (16 Mar 07)
- Business based on 3 distinct proprietary technologies
  - Carbohydrate Manufacture
  - Drug delivery platform (HyACT™)
  - Drug discovery platform (VAST™)
- Completed in Aug 06, the first public to public biotech acquisition in Australia (Meditech now 100% owned)
- Balance of risks through the nature of the development portfolio
  early, mid and late stage – first product to market in 2009FY
  varied risk profile by type of product (generic, "super-generic" and NCE)
- Strong institutional and insider share ownership

Alchemia

Carbohydrate Manufacture

- Alchemia has developed proprietary technology which enables the large-scale cost-effective manufacture of carbohydrates
- Formed an alliance with the Dow Chemical Company for the commercial manufacture of carbohydrates
- First product targeted by this alliance is synthetic heparin



Alchemia

The Heparin Family of drugs



Heparin
~1930



LMWH
1993



Synthetic
Heparin
2002

Improving Efficacy / Safety



Prevention of VTE in major knee surgery
Incidence
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
84% DVT
47% DVT
27.8% VTE
12.5% VTE
None
Heparin
(1st Generation Drug)
Lovenox
(2nd Generation Drug)
ARIXTRA
(3rd Generation Drug)
Treatment

Alchemia

www.alchemia.com

Synthetic Heparin – The Market

Heparin family – Sales

• Worldwide sales 2005	$US3.7B
• 2008 projected	$US4.1B
• Lovenox® (Sanofi-Aventis)	$US2.7B('05)

Arixtra®

- Launched by Sanofi-Synthelabo in 2002
- Acquired by GSK in 2004
- Patent expired in 2003
- US market exclusivity expired Dec 2006
- 2006 sales US$107M

Generic drugs – Market Potential

- Lower regulatory risk (no clinical trials required)
- Highly complex synthesis, high barriers to entry
- Alchemia's is the only known generic of Arixtra®

Alchemia

Market outlook for Arixtra

- Sales of Arixtra got off to a slow start due to:
  - poor marketing by Sanofi
  - resistance to change (sales uptake parallels Lovenox history)
  - premium pricing
  - not all indications approved
- Arixtra pending approval for final indication, ACS
- FDA Approvable Letter granted 2 Feb 2007
- Approval of this final indication will enable Arixtra to effectively compete with Lovenox



Prevention of DVT
18%
Others
2%
Medical Indications
23%
Treatment of DVT
26%
Cardiology inc. ACS
31%

Alchemia

Worldwide sales of Lovenox (2002) – breakdown by indication

Source: "Anticoagulants: A global Strategic Business Report" Global Industry Analysts Inc, August 2004

www.alchemia.com

Market Outlook for Arixtra

After being acquired by GSK in late 2004, sales are growing rapidly
- 2006 CY sales of US$107M, 143% increase over 2005.



Monthly Arixtra Sales, $US Thousands
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
US
3m Average
Top 5 Europe
3m average

Alchemia

Outlook for Alchemia's Synthetic Heparin

In December 2006, Alchemia terminated its marketing agreement with former marketing partner, APP. Alchemia is actively seeking a new US marketing partner.

- Strengthened product potential
  - Arixtra sales experiencing strong growth
  - Approval of final indication, ACS, expected to drive growth further (one of GSK's key product opportunities for 2007)
- High barriers to entry
- Project has been significantly derisked (pilot scale manufacture at Dow complete)

- On track for 2009FY market launch in US (subject to FDA approval time)


2006
2007
2009
2012
2021
-Pilot campaign complete
-Commercial production commenced
-FDA approval for Arixtra in ACS
-new US marketing partner
FDA approval
Market launch - US
EU market exclusivity expires
Market launch - Eu
Patent expires

Alchemia

www.alchemia.com

HyACT™ Technology Platform

Drug delivery using Hyaluronic acid to deliver existing chemotherapy agents more effectively to tumors – increased efficacy/reduced toxicity


Hyaluronate (HA)
Anti-cancer drug

The anti-cancer drug is entrapped within the HA matrix.

HA with entrapped drug binds to cancer cells via HA receptors thereby delivering the drug directly to cancer cells.

Alchemia

Alchemia
www.alchemia.com

Lead Product: HyCAMP™

- Hyaluronic acid formulation of Pfizer's Camptosar (irinotecan)
- Widely used in the treatment of metastatic colon cancer
- Camptosar sales in 2005 = $910M US
- Camptosar displays a range of adverse side effects including nausea, vomiting, diarrhoea and neutropenia
- These side effects often lead to need to cease treatment or reduce dose leading to reduced treatment benefits

Alchemia

HyCAMP™ Phase I Study: Final Grade 3/4 Toxicity Da



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
N=7
Range 19-41%
N=7
Range: 14-47%
N=6
Range 11-30%
N=1
Diarrhoea
Neutropenia
Vomiting
Dose Reduction
HyCAMP
Historical Data

Alchemia

www.alchemia.com

HyCAMP™ - Clinical Trials

- Positive Phase I trial completed
- Phase II trial in metastatic colorectal cancer completed at 10 centres
  - 80 patients randomised to receive either HyCAMP™ or Camptosar
- Data from current trial expected June 2007
  - Primary safety endpoints
  - Secondary efficacy endpoints
- IND (Investigational New Drug application) planned for 2007
- Expected to commence pivotal Phase III trial in 2008
- Market launch ~2012

HyACT™ -Potential Pipeline

Technology	Products	Development Status					
		Research	Preclinical	Clinical: Ph I	Clinical: Phase II	Clinical: Ph III	Indication
HyACT™	HyCAMP™						Colon cancer
	HyDOX™						Breast and metastatic cancer
	HyFIVE™						Colon cancer
	HyMEX™						Cancer, psoriasis, rheumatoid arthritis
	HyNAV™						Breast cancer
	HyGEM™						Pancreatic cancer
	HyERB™						Colon cancer
	HyBEV™						Colon cancer
	HyOX™						Colon cancer
	HyCARB™						Lung Cancer

Alchemia

www.alchemia.com

Application of the HyACT™ technology to current therapeutic antibody regimens

- More recent approaches to cancer treatment involve the combination of chemotherapy agents with newer antibody therapies (eg. Avastin)

- Preclinical studies have demonstrated that HyACT can be effectively used to significantly enhance the efficacy of these agents



Survival (%)
120
100
80
60
40
20
0
0
50
100
150
200
250
300
Days
HyACT/Avastin® & chemotherapy
Chemotherapy only
Avastin® & chemotherapy

Days after commencement of treatment

Alchemia

www.alchemia.com

HyACT™ – Outlook

- Results from Phase II HyCAMP trial expected mid 2007
- If results support superior safety and/or efficacy, will provide a pipeline of future opportunities for:

  - improved formulations of existing cytotoxics ("super-generics")

  - improved formulations of targeted antibody therapies, eg. Avastin, Herceptin, Erbitux

  - enhanced efficacy of new antibody therapies

VAST Drug Discovery Platform

- Discovery of new drugs is a “Numbers Game”
- Each receptor (target) is like a lock which requires a specific shaped key to “turn it on”
- New “keys” are discovered by screening large numbers (libraries) of either natural or synthetic compounds
- Carbohydrates offer access to a much more diverse set of keys



Alchemia

VAST: Focus on GPCRs

Well validated targets

- over 50% of marketed drugs target GPCRs yielding in excess of $US60b p.a.

Significant market potential

- These agents act on only a small subset of all GPCR opportunities
- Many of the untapped GPCRs belong to a family known as "peptide-binding" GPCRs
- No knowledge of either the shape of the "key" or the "lock"

Partnering

- In 2006 partnered with Euroscreen to identify new drug candidates targeting select GPCRs with potential application in:
  Obesity, pain, inflammation, chronic obstructive pulmonary disease, rheumatoid arthritis, anxiety and diabetes

  Agreement allows for joint investment in development candidates and sharing of future revenues

Alchemia

Financials

- Cash on hand (Dec 06) — $A16.5 million
- NPAT (05/06 FY to June) — $A(12.6 million)
- Net cash burn (05/06 FY to June) — $A11.2 million
- Capital structure
  - ordinary shares — 140.7 million
  - top 20 own — 65%
- 52 week price range $A1.45 to $A0.51 (7 Sep 06)
- current price $A1.03 (Mar 16)

Alchemia

Investment Summary



- Business based on 3 distinct proprietary technologies

- Pipeline with balanced risk by:
  - stage of development
    (discovery, clinical, regulatory)
  - type of product
    (NCEs, super-generic, generic





VASTTM Drug Discovery
NCEs
HyACTTM Drug Delivery
"Super-generics"
Carbohydrate Manufacture
Generic
Risk Profile

Alchemia

Visit us on the web at www.alchemia.com

Alchemia

End of Presentation

Tracie Ramsdale, CEO

Alchemia

MALLESONS STEPHEN JAQUES

Company Announcements Manager
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Fax 1900 999 279

14 March 2007

Dear Sirs

Alchemia Limited

We act for Orbis Global Equity Fund Limited ("**Orbis**").

We attach an ASIC Form 604 (Notice of change of interests of substantial holder) issued by Orbis under Part 6C.1 of the Corporations Act 2001 (Cwlth) in relation to the shares in Alchemia Limited (ACN 071 666 334).

Yours sincerely

L Blackwood

Louisa Blackwood
Solicitor
Direct line +61 2 9296 2329
Direct fax +61 2 9296 3999
Email louisa.blackwood@mallesons.com

Greg Golding
Partner
Direct line +61 2 9296 2164
Direct fax +61 2 9296 3999
Email greg.golding@mallesons.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alchemia Limited
ACN/ARSN	071 666 334

1. Details of substantial holder (1)

Name	Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	09/03/07
The previous notice was given to the company on	07/11/06
The previous notice was dated	03/11/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	20,589,942	14.68%	22,140,002	15.73%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
09/03/07	See Annexure A Tables 1 and 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 11,480,000	11,480,000
See Annexure A Tables 2 and 3					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Hugh Gillespie Capacity Secretary/Authorised Signatory

sign here [signature] date 12/03/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ALCHEMIA LIMITED 071 666 334

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 604

print name Hugh Gillespie Capacity Authorised Signatory

sign here date 12/03/2007

Table 1 – Changes in Relevant Interests (Continued)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
03/11/2006 to 09/03/2007	Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	$1,401,418.51	Ordinary 1,648,764	1,648,764

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 520,000	520,000
Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Registered Holder	Ordinary 2,494,683	2,494,683
Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 180,000	180,000
Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Registered Holder	Ordinary 584,885	584,885
Orbis SICAV – Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 2,175,560	2,175,560
Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 4,429,874	4,429,874
GA Fund –L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	Registered Holder	Ordinary 275,000	275,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 22,140,002 ordinary securities of Alchemia Limited

Name	Address	ACN		Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau, Bahamas	n/a		Controlling entity of Orbis Holdings Limited
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Denji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 1110 – 070 Korea	n/a		Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a		Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a		Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 2000	101 387 984		Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 315 625		Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 168		Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a		Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 2, 2007 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 16, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100 - No Change

S&P/ASX 200

ADDITIONS

BBP BABCOCK & BROWN POWER

REMOVALS

RIC RIDLEY CORPORATION LIMITED

S&P/ASX 300

ADDITIONS

BBP	BABCOCK & BROWN POWER
ABP	ABACUS PROPERTY GROUP
FXL	FLEXIGROUP LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
AOE	ARROW ENERGY NL
NXS	NEXUS ENERGY LIMITED
CBH	CBH RESOURCES LIMITED
CIF	CHALLENGER INFRASTRUCTURE FUND
BEC	BECTON PROPERTY GROUP
OKN	OAKTON LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED

AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
AZA	ANZON AUSTRALIA LIMITED
IWL	IWL LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED

REMOVALS

ANE	AUSPINE LIMITED
AVJ	AVJENNINGS LIMITED
SGL	SYDNEY GAS LTD
HPX	HPAL LIMITED
CAA	CAPRAL ALUMINIUM LIMITED
PSD	PSIVIDA LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
GDY	GEODYNAMIC LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
IIN	IINET LIMITED
CUE	CUE ENERGY RESOURCES LIMITED
IGD	IAMGOLD CORPORATION
VLL	VILLAGE LIFE LTD

All Ordinaries

ADDITIONS

BBP	BABCOCK & BROWN POWER
FXL	FLEXIGROUP LIMITED
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED
AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED
MCQ	MACQUARIE CAPITAL ALLIANCE GROUP
PMM	PORTMAN LIMITED
CMW	CROMWELL GROUP
EWC	ENERGY WORLD CORPORATION LTD
EBB	EVEREST BABCOCK & BROWN LIMITED
AEP	ALLCO EQUITY PARTNERS LIMITED
HFA	HFA HOLDINGS LIMITED
WTP	WATPAC LIMITED
CPR	CLIVE PEETERS LIMITED
OAK	OAKS HOTELS & RESORTS LIMITED
JML	JABIRU METALS LIMITED
PFL	PATTIES FOODS LIMITED
CFU	CERAMIC FUEL CELLS LIMITED

SDM	SEDGMAN LIMITED
AAX	AUSENCO LIMITED
AED	AED OIL LIMITED
BGD	BOULDER STEEL LIMITED
GBG	GINDALBIE METALS LTD
RIV	RIVERSDALE MINING LIMITED
LRF	LINQ RESOURCES FUND
RCR	RCR TOMLINSON LIMITED
HZN	HORIZON OIL LIMITED
PLA	PLATINUM AUSTRALIA LIMITED
MBR	MARINER BRIDGE INVESTMENTS LIMITED
HER	HERALD RESOURCES LIMITED
EMI	EMITCH LIMITED
MIN	MINERAL RESOURCES LIMITED
AVE	AEVUM LIMITED
DWS	DWS ADVANCED BUSINESS SOLUTIONS LIMITED
MBN	MIRABELA NICKEL LIMITED
PMA	PRECIOUS METALS AUSTRALIA LIMITED
AUB	AUSTBROKERS HOLDINGS LIMITED
IPN	INDEPENDENT PRACTITIONER NETWORK LTD
RRT	RECORD REALTY
MLB	MELBOURNE IT LIMITED
GMI	GLOBAL MINING INVESTMENTS LIMITED
CPK	CP1 LIMITED
KMN	KINGS MINERALS NL
FXR	FOX RESOURCES LIMITED
NOD	NOMAD BUILDING SOLUTIONS LIMITED
AVO	AVOCA RESOURCES LIMITED
ARR	ARASOR INTERNATIONAL LIMITED
RJT	RUBICON JAPAN TRUST
MFT	MFS DIVERSIFIED GROUP
MSB	MESOBLAST LIMITED
LYC	LYNAS CORPORATION LIMITED
EZL	EUROZ LIMITED
KAR	KAROON GAS AUSTRALIA LIMITED
VIR	VIRIDIS CLEAN ENERGY GROUP
MAFCA	MULTIPLEX ACUMEN PRIME PROPERTY FUND
EQT	EQUITY TRUSTEES LIMITED
SPH	SPHERE INVESTMENTS LIMITED
AIM	AIM RESOURCES LIMITED
CUO	COPPERCO LIMITED
REX	REGIONAL EXPRESS HOLDINGS LIMITED
CIL	CENTREBET INTERNATIONAL LIMITED
NFL	NATURAL FUEL LIMITED
MAE	MARION ENERGY LIMITED
GRR	GRANGE RESOURCES LIMITED
MPS	MACARTHURCOOK PROPERTY SECURITIES FUND
RHL	RURALCO HOLDINGS LIMITED
PFG	PRIME FINANCIAL GROUP LIMITED
LFE	LIFE THERAPEUTICS LIMITED
VKI	VIKING INDUSTRIES LIMITED
BLP	BABCOCK & BROWN RESIDENTIAL LAND PARTNERS GROUP
MPY	MFS LIVING AND LEISURE GROUP
TZN	TERRAMIN AUSTRALIA LIMITED
MMN	MACMIN SILVER LTD
GAA	GENEPHARM AUSTRALASIA LIMITED
CNB	CANBERRA INVESTMENT CORPORATION LIMITED

CCV	CASH CONVERTERS INTERNATIONAL
PVE	PO VALLEY ENERGY LIMITED
NCK	NICK SCALI LIMITED

REMOVALS

VLL	VILLAGE LIFE LTD
CUE	CUE ENERGY RESOURCES LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
PME	PRO MEDICUS LIMITED
CWT	CHALLENGER WINE TRUST
GTG	GENETIC TECHNOLOGIES LIMITED
SAQ	SYDNEY ATTRACTIONS GROUP LIMITED
PAY	PAYCE CONSOLIDATED LIMITED
OCL	OBJECTIVE CORPORATION LIMITED
BDS	BRIDGESTONE AUSTRALIA LIMITED
WAM	WAM CAPITAL LIMITED
NCI	NATIONAL CAN INDUSTRIES LIMITED
HIC	HUNTLEY INVESTMENT COMPANY LIMITED
ARA	ARIADNE AUSTRALIA LIMITED
ACR	ACRUX LIMITED
ESV	ESERVGLOBAL LIMITED
CHQ	CHIQUITA BRANDS SOUTH PACIFIC LIMITED
ACL	ALCHEMIA LIMITED
HNG	HGL LIMITED
CLH	COLLECTION HOUSE LIMITED
TZL	TZ LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
ALR	ABERDEEN LEADERS LIMITED
ROK	ROCK BUILDING SOCIETY (THE)
SDI	SDI LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
AZZ	ANTARES ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
AGI	AINSWORTH GAME TECHNOLOGY LIMITED
CIX	CALLIDEN GROUP LIMITED
MST	METAL STORM LIMITED
GFD	GREEN'S FOODS LIMITED
CDF	COMMONWEALTH DIVERSIFIED SHARE FUND
UNW	UNWIRED GROUP LIMITED
ORL	OROTONGROUP LIMITED
SPL	STARPHARMA HOLDINGS LIMITED
WFL	WILLMOTT FORESTS LIMITED
IBC	IRONBARK CAPITAL LIMITED
GAP	GALE PACIFIC LIMITED
ADG	ADTRANS GROUP LIMITED
CMK	CUMNOCK COAL LIMITED
CLT	CELLNET GROUP LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
MOS	MOSAIC OIL NL
LIP	LIPA PHARMACEUTICALS LIMITED
CDX	CDS TECHNOLOGIES LIMITED
EOS	ELECTRO OPTIC SYSTEMS HOLDINGS LIMITED
SYM	SYMEX HOLDINGS LIMITED
NLX	NYLEX LIMITED

KYC	KEYCORP LIMITED
DRA	DRAGON MINING LIMITED
CGX	CGA MINING LIMITED
AAT	AUTRON CORPORATION LIMITED
EON	ESPREON LIMITED
LCL	LIGHTING CORPORATION LIMITED
MXL	MXL LIMITED
PPK	PPK LIMITED
DKS	DANKS HOLDINGS LIMITED
BSO	BASS STRAIT OIL TRUST
CMQ	CHEMEQ LIMITED
NAL	NORWOOD ABBEY LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 7,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:

Simon Karaban, Index Services
Tel (61) 2 9255 9870

Sharon Beach, Media
Tel (61) 3 9631 2152

FORM 605
Corporations Act 2001
Section 671B

NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER

To: Company Name/Scheme ACL - Alchemia Limited

ACN/ARSN 071 666 334

1. Details of Substantial Holder(1)

Name Acorn Capital Limited

ACN/ARSN (if applicable) 082 694 531

There was a change in the interests of the substantial holder on 27-Feb-07

The previous notice was given to the company on 22-Dec-05

The previous notice was dated 22-Dec-05

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14-Nov-2006 to 27-Feb-2007	Acorn Capital Limited	Sale	-$582,632.21	633,566	633,566

3. Changes in Associates

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

Print Name DOUGLAS LOH Capacity Portfolio Manager

Sign Here Date 28-Feb-07

Alchemia

26 February 2007

ASX / MEDIA ANNOUNCEMENT

Alchemia appoints Acting Company Secretary

Australian drug development company Alchemia Limited (ASX : ACL) today announced the appointment of Ms Karren Yuen as Acting Company Secretary. This appointment has been made pending the announcement of a permanent Chief Financial Officer and Company Secretary following the resignation of CFO and Company Secretary Christopher Neal.

ENDS

For further Information:
Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and is expected to be launched in the US in 2009.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price - $1.82; Expiry date 25 February 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to employees and executives under the Alchemia Limited share option plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,784,439	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,274,224	Options held by non-employee
		3,800,915	Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 26 February 2007

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

26 February 2007

ASX / MEDIA ANNOUNCEMENT

Alchemia reports ongoing success for the half year and highlights positive outlook

Alchemia Limited (ASX:ACL) today announced it had made strong progress during the six months to December 31 2006, as the company released details of its financial results for the half year period.

Managing Director and CEO, Dr Tracie Ramsdale said the company's highlights for the first half of the current financial year included:

» Alchemia's prompt action with Abraxis Pharmaceutical Products (APP), which resulted in the termination of its Collaboration Agreement for the commercialisation of Synthetic Heparin in December 2006
» The company's retention of support from key stakeholder groups and the strong interest from prospective replacement US marketing partners for Synthetic Heparin
» Outstanding Arixtra® sales recorded by GlaxoSmithKline (GSK) during 2006 with the total figure for the calendar year exceeding $US100 million worldwide, a 143% increase on the previous year
» The US Food and Drug Administration (US FDA) issue of an Approvable Letter for Arixtra® in the treatment of acute coronary syndromes (ACS), a major international therapeutic market
» Positive re-assessment by US FDA on the priority review process for first generics potentially reducing the review period for Abbreviated New Drug Applications (ANDA) from a median approval time of 16 months in 2005 to six months
» Completion of the acquisition and integration of oncology company, Meditech Research Limited
» Completion of patient recruitment to the HyCamp™ Phase II clinical trial in metastatic colorectal cancer
» Execution of the first co-development agreement utilising Alchemia's VAST™ drug discovery technology with Belgian drug discovery company Euroscreen s.a
» Successful grant application from Queensland's Smart State Innovation Fund (SSIF) to advance the VAST™ Euroscreen collaboration
» Encouraging progress and optimistic results received from additional research and development activities.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

For the half year the company announced a lower loss of $6.9 million, compared to a $7.7 million loss for 2005 corresponding period. This was generally a reflection of the higher income received from government grants. Operating expenditure, which for the first time incorporated Meditech was marginally higher than the previous period. At 31 December, Alchemia's cash at bank balance was $16.5 million.

In focussing on its objectives for the remainder of the current financial year, Dr Ramsdale expressed confidence that Alchemia would achieve the following key milestones:

» The selection and appointment of an appropriate replacement US marketer for Synthetic Heparin formalised by the execution of a legally-binding agreement
» Safety and efficacy results from the HyCamp™ Phase II clinical trial, which will provide information necessary for the future development of HyCamp™.

ENQUIRIES:	**RELEASED BY:**
Dr. Tracie Ramsdale	Ms Anna Whybird
Chief Executive Officer	Manager, Finance & Investor Relations
Alchemia Limited	Phillips Group
Tel: 61-7-3340-0200	Tel: 61-7-3230-5000
	Mbl: +61 400 611 155

About Alchemia Limited — www.alchemia.com.au

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and is expected to be launched in the US in 2009.

2/2

Alchemia

ALCHEMIA LIMITED
(ABN 43 071 666 334)

APPENDIX 4D
31 DECEMBER 2006 HALF YEARLY ASX REPORT

Results for Announcement to the Market		% Change from Dec 2005	Six months to 31 December 2006 $000
Revenues from ordinary activities	Up	264.12%	1,999
Profit/(Loss) before interest, income tax, depreciation and amortisation (EBITDA)	Up	13.86%	(6,117)
Profit/(Loss) before interest and income tax expense (EBIT)	Up	7.42%	(7,098)
Profit/(Loss) from ordinary activities after tax attributable to members	Up	9.91%	(6,907)
Basic earnings per share (cents per share)	Up	28.57%	(5.0)
Diluted earnings per share (cents per share)	Up	28.57%	(5.0)
Net tangible asset backing per ordinary share ($)	Down	66.82%	0.073

Dividends	Amount per security	Franked amount per security
Final dividend	-	-
Interim dividend	-	-

Commentary

For the half year ended 31 December 2006, Alchemia Limited incurred a net loss after income tax attributable to members of $6.907million in comparison to $7.667 million during 31 December 2005.

Refer to interim results announcement for more details.

Review Information

The financial statements have been reviewed and a copy of the review report is attached to the financial statements.

Company Secretary
26th February 2007

This half yearly report is to be read in conjunction with the most recent annual financial report

Alchemia

Alchemia Limited

ABN 43 071 666 334
Condensed General Purpose Financial Statements
For the Half Year ended
31 December 2006

Alchemia Limited
Directors' Report

The directors of Alchemia Limited (Alchemia) submit the financial report for the group for the year ended 31 December 2006.

Directors
The Directors of the Company in office during the financial year and until the date of this report are as follows:

Mel Bridges BAppSc FAICD (Chairman)
Tracie Ramsdale PhD (Chief Executive Officer and Managing Director)
Prof. Peter Andrews AO PhD
Julian Clark PhD (appointed 18 September 2006)
Errol Malta PhD
Nerolie Withnall BA LLB FAICD
Kevin Healey PhD (resigned 18 September 2006)

Review and results of operations
For the six months to 31 December 2006 Alchemia incurred a net loss after tax of $6.907 million (2005: $7.667 million).

Total revenue for the period was $1.999 million (2005: $0.549 million), the increase being predominantly due to higher income from government grants in connection with the research and development programmes.

Operating expenditure of $9.097 million was marginally higher than incurred in the corresponding period for the previous year of $8.216 million.

Auditors' independence
A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 14.

Rounding of amounts
The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars unless otherwise stated.

Signed in accordance with a resolution of the directors.

T Ramsdale

Chief Executive Officer and Managing Director
Brisbane 26th February 2007

Alchemia

Condensed Income Statement for the Half-year ended 31 December 2006

	Notes	Consolidated 2006 $000	2005 $000
Continuing operations			
Interest income		632	529
Grants received		998	-
Other income		369	20
Total income		1,999	549
Operating expenses	4	(9,097)	(8,216)
Loss from continuing operations		**(7,098)**	**(7,667)**
Income tax expense/(benefit)	5	(191)	-
Loss from continuing operations		**(6,907)**	**(7,667)**
Net loss for the year		(6,907)	(7,667)
Net loss attributable to members of the parent		(6,907)	(7,667)
Earnings per share (cents per share)			
Basic earnings per share	6	(5.0)	(7.0)
Diluted earnings per share		(5.0)	(7.0)

The above consolidated income statement should be read in conjunction with the accompanying notes

Condensed Balance Sheet as at 31 December 2006

	Notes	Consolidated 31 December 2006 $000	30 June 2006 $000
Assets			
Current Assets			
Cash and cash equivalents		3,256	11,603
Term deposits		13,237	14,631
Trade and other receivables		770	291
Other current assets		118	195
Total current assets		**17,381**	**26,720**
Non-current assets			
Property, plant and equipment	8	1,105	1,066
Intangible assets and goodwill		23,332	24,377
Deferred tax assets		72	136
Total non-current assets		**24,509**	**25,579**
Total Assets		**41,890**	**52,299**
Liabilities			
Current liabilities			
Trade and other payables		2,414	3,893
Deferred revenue		111	178
Provisions		280	322
Convertible debt	9	-	1,707
Total current liabilities		**2,805**	**6,100**
Non-current liabilities			
Provisions		260	248
Deferred tax liability		5,269	5,525
Total non-current liabilities		**5,529**	**5,773**
Total Liabilities		**8,334**	**11,873**
Net Assets		**33,556**	**40,426**
Equity			
Equity attributable to equity holders of the parent			
Contributed equity	10	87,500	84,959
Shares to be issued		-	99
Reserves		1,565	1,340
Accumulated losses		(55,509)	(48,602)
Parent interest		**33,556**	**37,796**
Minority interests		-	**2,630**
Total equity		**33,556**	**40,426**

The above consolidated balance sheet should be read in conjunction with the accompanying notes

Condensed Cash Flow Statement for the Half-year ended 31 December 2006

	Notes	Consolidated 2006 $000	2005 $000
Cash flows from operating activities			
Payments to suppliers, employees and others		(9,477)	(6,615)
Government grants		931	285
Interest received		632	529
Other Income		369	20
Net cash flow from operating activities		**(7,545)**	**(5,781)**
Cash flows from investing activities			
Payments for property, plant, equipment and other assets		(348)	(26)
Payments for acquisition of subsidiary		(235)	-
Purchase of short term deposits		1,394	(16,051)
Net cash flows used in investing activities		**811**	**(16,077)**
Cash flows from financing activities			
Proceeds from issue of shares		94	22,128
Payments for issue of shares		-	(498)
Proceeds/(Payment) from/(to) convertible loan		(1,707)	1,092
Repayment of finance lease principal		-	(2)
Net cash flows from financing activities		**(1,613)**	**22,720**
Net increase in cash and cash equivalents		**(8,347)**	**862**
Cash and cash equivalents at beginning of the half year		11,603	1,421
Cash and cash equivalents at the end of the half year	7	**3,256**	**2,283**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Condensed Statement of Changes in Equity for the Half-year ended 31 December 2006

Consolidated	Issued Capital $000	Shares to be issued $000	Accumulated Losses $000	Reserves $000	Total $000	Minority interest $000	Total equity $000
At 1 July 2005	48,991	-	(35,997)	1,020	14,014	-	14,014
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(7,667)	-	(7,667)	-	(7,667)
Total income/expense for the period	(498)	-	(7,667)	-	(8,165)	-	(8,165)
Exercise of options - employees	300	-	-	-	300	-	300
Issuance of shares - executive and employee incentive plans shares	128	-	-	-	128	-	128
Issuance of shares - private placement	14,630	-	-	-	14,630	-	14,630
Exercise of options – non employees	2,069	-	-	-	2,069	-	2,069
Issuance of shares – share purchase plan	5,001	-	-	-	5,001	-	5,001
Cost of share-based payment	-	-	-	192	192	-	192
At 31 December 2005	**70,621**	**-**	**(43,664)**	**1,212**	**28,169**	**-**	**28,169**
At 1 July 2006	**84,959**	**99**	**(48,602)**	**1,340**	**37,796**	**2,630**	**40,426**
Loss for the period	-	-	(6,907)	-	(6,907)	-	(6,907)
Total income/expense for the period	-	-	(6,907)	-	(6,907)	-	(6,907)
Exercise of options - employees	94	-	-	-	94	-	94
Issuance of shares - executive and employee incentive plans shares	387	-	-	-	387	-	387
Acquisition of Alchemia Oncology (previously Meditech Research Limited) through issue of shares	2,060	(99)	-	-	1,961		1,961
Acquisition of minority interest – Alchemia Oncology	-	-	-	61	61	(2,630)	(2,569)
Cost of share-based payment	-	-	-	164	164	-	164
Total as at 31 December 2006	**87,500**	**-**	**(55,509)**	**1,565**	**33,556**	**-**	**33,556**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Notes to the condensed half-year financial statements

Note 1. Basis of preparation of the half yearly financial report

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB134 *Interim Financial Reporting and other mandatory professional reporting requirements.*

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Alchemia Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of 30 June 2006 and the corresponding interim reporting period.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100.

Note 2. Statement of compliance

Except for the amendments to AASB101 *Presentation of Financial Statements*, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the interim reporting period ending 31 December 2006.

These are outlined in the table below.

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of *AASB 7 Financial Instruments: Disclosures*	1 Jan 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 Jan 2007
AASB 7	*AASB 7 Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 132	1 Jan 2007	As above	1 Jan 2007

The following amendments are not applicable to the Group and therefore have no impact.

Reference	Title
UIG 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies
UIG 8	Scope of AASB 2 Share-based payment
UIG 9	Reassessment of Embedded Derivatives

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting standard (IFRS).

Note 3. Basis of consolidation

The half-year consolidated financial statements comprise the financial statements of Alchemia Limited and its subsidiaries as at 31 December 2006 ('the Group').

Notes to the condensed half-year financial statements

Note 4. Expenses

	Consolidated	
	31 December 2006	31 December 2005
	$000	$000
Operating expense		
Depreciation and amortisation of property, plant and equipment	308	566
Amortisation of patent fees	673	-
Payroll and staff expenses	2,321	1,881
Business development	251	279
Research and development expenses	3,897	4,240
Rent and occupancy expense	1,197	840
Share based payment expense	551	193
Net foreign currency (gains)/losses	(116)	28
Other expense	15	189
	9,097	8,216

Note 5. Income tax

	Consolidated	
	2006 $000	2005 $000
Accounting loss before tax from continuing operations	(7,098)	(7,667)
At the Group's statutory income tax rate of 30%	(2,129)	(2,300)
Expenditure not allowable for income tax purposes	255	-
Reduction in deferred tax assets previously booked	(64)	-
Unrecognised tax losses	1,747	2,300
Total income tax expense/(benefit) provided on operating losses	(191)	-

Note 6. Earnings per share (EPS)

Calculation of basic and diluted EPS is in accordance with *AASB 1027: Earnings per share*

Earnings in cents per ordinary share		
Basic EPS	(5.0)	(7.0)
Diluted EPS	(5.0)	(7.0)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	138,026,478	109,455,729

The options are non-dilutive as the company is in losses

Note 7. Cash and cash equivalents

For the purpose of the Condensed Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

	Consolidated	
	31 December 2006	31 December 2005
	$000	$000
Cash at bank and on hand	147	1,230
Deposits at call	3,109	1,053
	3,256	**2,283**

Notes to the condensed half-year financial statements

Note 8. Property, Plant and Equipment

	Consolidated	
	31 December 2006	30 June 2006
Leasehold improvements	$000	$000
At Cost	1,594	1,594
Accumulated depreciation	(1,576)	(1,509)
Net carrying amount	18	85
Plant and equipment		
At cost	6,815	6,472
Accumulated depreciation	(5,728)	(5,491)
Net carrying amount	1,087	981
Total property, plant and equipment		
At Cost	8,409	8,066
Accumulated depreciation and amortisation	(7,304)	(7,000)
Total written down value	1,105	1,066
Reconciliations		
Leasehold Improvements		
Carrying amount at 1 July 2006	85	334
Depreciation expense	(67)	(249)
Carrying amount at 31 December 2006	18	85
Plant and equipment		
Carrying amount at 1 July 2006	981	1,142
Additions	178	513
Capital in progress	170	-
Additions from acquisition	-	101
Transfers	-	10
Disposals	(1)	(1)
Depreciation expense	(241)	(784)
Carrying amount at 31 December 2006	1,087	981
Plant and equipment under lease		
Carrying amount at 1 July 2006	-	12
Transfers	-	(10)
Amortisation expense	-	(2)
Carrying amount at 31 December 2006	-	-

Notes to the condensed half-year financial statements

Note 9. Convertible Debt

	Consolidated	
	31 December 2006	30 June 2006
Loan from Abraxis Pharmaceutical Partners	$000	$000
Current	-	1,707

This loan was repaid in full during the period in conjunction with the termination of the Research and Development, Commercialisation and Distribution Agreement with Abraxis Pharmaceutical Partners.

Note 10. Issued Capital	December 2006	
Ordinary shares	**Shares**	**$000**
Issued and fully paid		
Movements in ordinary shares on issue		
At 1 July 2006	137,614,292	84,959
Exercise of employee options	98,375	94
Executive and Employee Incentive Plans	358,841	387
Issued from shares to be issued	66,001	99
Issued in exchange for issued share capital of Alchemia Oncology Limited	2,199,769	1,961
At 31 December 2006	140,337,278	87,500

Note 11. Expenditure Commitments	Consolidated	
	31 December 2006	30 June 2006
	$000	$000
(a) Capital expenditure commitments		
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:		
– not later than one year	170	37
– later than one year and not later than five years	-	-
- longer than five years	-	-
	170	37
(b) Lease expenditure commitments		
Operating leases (non-cancellable):		
Minimum lease payments		
– not later than one year	41	307
– later than one year and not later than five years	65	51
Aggregate lease expenditure contracted for at reporting date	106	358

The operating leases are in respect of the lease of the company's premises in Melbourne and one item of equipment.

(c) R&D Project commitments		
– not later than one year	2,845	1,544
– later than one year and not later than five years	102	289
Total commitments	2,947	1,833

Notes to the condensed half-year financial statements

Note 11. Expenditure Commitments (cont'd)

The Group has entered into certain expenditure commitments under contracts entered into with third party service providers for those service providers to undertake on the Group's behalf various research and development and associated activities.

(d) The Group has entered into a Technology License Agreement with Novozymes Biopolymer A/S (Novozymes) for the development of HyCAMP. Novozymes has, under this agreement, an entitlement to earn royalties based on the income derived by the Group from HYCAMP.

Note 12. Segment Reporting

During the half year, the company operated in a single business segment, being research and development in the geographical regions of Australia and the United States.

Geographical Segment	**Australia**		**USA**		**Eliminations**		**Total**	
	Dec 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Dec 2005
	$000	$000	$000	$000	$000	$000	$000	$000
Revenues	1,999	549	148	148	(148)	(148)	1,999	549
Net loss attributable to members of the parent	(6,911)	(7,681)	-	-	4	14	(6,907)	(7,667)

Note 13. Events after the Balance Sheet Date

There are no material events after 31 December 2006 to the date of this report.

Note 14. Details of entities over which control has been lost or gained

During the six months ended 31 December 2006, the company increased its shareholding in Alchemia Oncology Limited (formerly Meditech Research Limited) from 84.26% to 100%.

Refer to Note 10 for details of shares issued as consideration during the half yearly to 31 December 2006.

Alchemia Limited
Directors' Declaration

In accordance with a resolution of the directors of Alchemia Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

- (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and
- (ii) comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable .

On behalf of the Board

____

Director

Brisbane
26th February 2007

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our review of the financial report of Alchemia Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown
Partner
26 February 2007

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

To the members of Alchemia Limited

Report on the Half-Year Condensed Financial Report

We have reviewed the accompanying half-year financial report of Alchemia Limited and the entities it controlled during the half-year, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Alchemia Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Ernst & Young

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Alchemia Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and
   (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Winna Brown

Winna Brown
Partner
Brisbane
26 February 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	761,114 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1) 27,778 @$1.35 Expiry 1 Feb 2010 2) 50,000 @$1.67 Expiry 1 Feb 2010 3) 55,556 @$2.70 Expiry 1 Feb 2010 4) 194,445 @$3.60 Expiry 1 Feb 2010 5) 161,112 @$4.50 Expiry 1 Feb 2010 6) 55,556 @$5.40 Expiry 1 Feb 2010 7) 22,222 @$6.30 Expiry 1 Feb 2010 8) 138,889 @$6.75 Expiry 1 Feb 2010 9) 55,556 @$9.00 Expiry 1 Feb 2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	1) \$1.35; 2) \$1.67; 3) \$2.70; 4) \$3.60; 5) \$4.50; 6) \$5.40; 7) \$6.30; 8) \$6.75; 9) \$9.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the compulsory acquisition of an outstanding options in Meditech Research Limited pursuant to Alchemia's successful acquisition of the entire issued capital of Meditech.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,784,439	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,274,224 3,760,915	Options held by non-employee Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note. An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 26 February 2007

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2003 MAY 28 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	447,161 shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.36 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,784,439	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000 3,622,025	Options held by non-employee Employee options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 22 February 2007

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

9 February 2007

ASX / MEDIA ANNOUNCEMENT

Arixtra® sales rise by143%, to over $US100m in 2006

Australian drug development company Alchemia Limited (ASX: ACL) today welcomed GlaxoSmithKline's (GSK) overnight release of the full year results for the worldwide sales of Arixtra® (fondaparinux sodium) for the calendar year to 31 December 2006. Sales of the therapeutic were up a convincing 143% to $US107m in comparison to the 2005 calendar year sales of $US44m.

The sales data does not does not take into consideration the performance of the drug for the treatment of Acute Coronary Syndromes (ACS), for which GSK received an Approvable Letter from the US Food and Drug Administration late last week.

Alchemia Limited CEO Dr Tracie Ramsdale said, "The figures are very encouraging and are a true reflection of increasing recognition of the safety and efficacy benefits of Arixtra® over other heparin-related drugs".

Alchemia is currently in discussions with potential marketing partners following the termination of its Research and Development Collaboration Agreement with US marketing partner, Abraxis Bioscience Inc. (a division of Abraxis Pharmaceutical Products), in December last year.

Dr Ramsdale said "the commercial appeal of Alchemia's first product remains very high and we are extremely pleased with the progress of discussions to date with potential partners for the North American market. The increase in sales reported by GSK highlights the commercial potential of this product."

In expediting its plans to progress the commercialisation of a generic fondaparinux , Alchemia has commenced manufacturing material in preparation for market launch. The company anticipates filing an Abbreviated New Drug Application (ANDA) with the US FDA towards the end of 2007 with the commercial launch anticipated during the 2009 Financial Year, dependent upon the FDA's approval time.

"With the FDA having publicised its intention to accelerate the review of first generic versions of brand name drugs lacking current patent or market exclusivity protection, the review period may be reduced to six months in comparison to the median approval time of more than 13 months (CDER 2005)," Dr Ramsdale said.

"As Alchemia's Synthetic Heparin is the only known generic version of Arixtra®, Alchemia hopes to take advantage of the FDA's accelerated review process" Dr Ramsdale said.

ENDS

For further information:
Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Manager, Finance & Investor Relations
Phillips Group
Tel: 61-7-3230 5000
Mbl: 61 400 611 155

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and is expected to be launched in the US in 2009.

Alchemia

RECEIVED

2008 MAY 28 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 February 2007

ASX / MEDIA ANNOUNCEMENT

US FDA issues Approvable Letter for Arixtra® for acute coronary syndromes

Australian drug development company Alchemia Limited (ASX: ACL) today announced that the United States Food and Drug Administration (FDA) had issued an Approvable Letter for Arixtra® (fondaparinux) for the treatment of acute coronary syndromes (ACS) following a six month priority review.

The FDA granted priority review for GlaxoSmithKline's (GSK) supplemental new drug application (sNDA) for Arixtra® after two of the largest ever clinical trials in ACS, OASIS-5 and 6, demonstrated significant safety benefits over currently used therapies including Sanofi-Aventis' Lovenox® and unfractionated heparins. GSK stated that it will continue to work with the FDA to provide the additional information requested to complete the assessment of Arixtra® for these indications.

The multi billion dollar heparin market is presently dominated by Lovenox®, which recorded sales of $US2.7 billion during 2005. Arixtra® has demonstrated superiority over Lovenox® and unfractionated heparins in a number of clinical trials. Arixtra® had already received approvals for the treatment and prevention of deep vein thrombosis and pulmonary embolism with ACS the last remaining indication pending approval.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said the development represented a major milestone in Arixtra®'s evolution. Approval for ACS will enable the drug to gain access to all medical indications and, for the first time, compete on an even footing with Lovenox®. "With the demonstrated safety and efficacy advantages of Arixtra® over earlier generation and current heparin therapies, we remain confident about the commercial future of our generic Synthetic Heparin and its potential to assume a significant share of the $US3.7 billion heparin drug market post-launch".

Alchemia's Research and Development Collaboration Agreement with US marketing partner, Abraxis Bioscience Inc. (a division of Abraxis Pharmaceutical Products), was terminated in December last year, providing the catalyst for a number of expressions of interest from prospective partners.

Dr Ramsdale said "the commercial appeal of Alchemia's first product remains very high and we are extremely pleased with the progress of discussions to date with potential partners for the North American market".

"Alchemia is in a prime position, with the development risk associated with the project dramatically reduced following the successful completion of pilot scale manufacture last year. In addition, Arixtra®'s sales are starting to gain traction following an initially slow start with sales figures worldwide expected to be around $US100 million for the 2006 calendar year (IMS Health figures), an increase of over 100% over 2005 calendar year sales.

In expediting its plans to progress the commercialisation of generic fondaparinux , Alchemia has commenced manufacturing material in preparation for market launch. The company anticipates filing an Abbreviated New Drug Application (ANDA) with the US FDA at the end of 2007 with the commercial launch anticipated during the 2009 Financial Year, dependent upon approval time.

"With the FDA having publicised its intention to accelerate the review of first generic versions of brand name drugs lacking current patent or market exclusivity protection, the review period may be reduced to six months in comparison to the median approval time more than 13 months (CDER 2005)," Dr Ramsdale said.

"As Synthetic Heparin is the only known generic version of Arixtra®, Alchemia hopes to take advantage of the FDA's accelerated review process'" Dr Ramsdale said.

ENDS

For further information:
Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and is expected to be launched in the US in 2009.

Alchemia

Approvable Letters

The FDA states that an Approvable Letter signals that, ultimately, the drug can be approved. The letter lists minor deficiencies that can be corrected, often involves labeling changes, and possibly requests commitment to do post-approval studies.

About ACS

Acute Coronary Syndromes (ACS) encompass a range of cardiac diseases including unstable angina, non ST-segment elevation myocardial infarction (NSTEMI) and STEMI, the latter two are also known as heart attacks. ACS accounts for about 2.5 million hospital admissions worldwide and are a major cause of mortality and morbidity in Western countries. People presenting with these conditions have an increased risk of recurrent heart attack and cardiac death.

Alchemia

RECEIVED

2008 MAY 28 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 February 2007

ASX / MEDIA ANNOUNCEMENT

US FDA issues Approvable Letter for Arixtra® for acute coronary syndromes

Australian drug development company Alchemia Limited (ASX: ACL) today announced that the United States Food and Drug Administration (FDA) had issued an Approvable Letter for Arixtra® (fondaparinux) for the treatment of acute coronary syndromes (ACS) following a six month priority review.

The FDA granted priority review for GlaxoSmithKline's (GSK) supplemental new drug application (sNDA) for Arixtra® after two of the largest ever clinical trials in ACS, OASIS-5 and 6, demonstrated significant safety benefits over currently used therapies including Sanofi-Aventis' Lovenox® and unfractionated heparins. GSK stated that it will continue to work with the FDA to provide the additional information requested to complete the assessment of Arixtra® for these indications.

The multi billion dollar heparin market is presently dominated by Lovenox®, which recorded sales of $US2.7 billion during 2005. Arixtra® has demonstrated superiority over Lovenox® and unfractionated heparins in a number of clinical trials. Arixtra® had already received approvals for the treatment and prevention of deep vein thrombosis and pulmonary embolism with ACS the last remaining indication pending approval.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said the development represented a major milestone in Arixtra®'s evolution. Approval for ACS will enable the drug to gain access to all medical indications and, for the first time, compete on an even footing with Lovenox®. "With the demonstrated safety and efficacy advantages of Arixtra® over earlier generation and current heparin therapies, we remain confident about the commercial future of our generic Synthetic Heparin and its potential to assume a significant share of the $US3.7 billion heparin drug market post-launch".

Alchemia's Research and Development Collaboration Agreement with US marketing partner, Abraxis Bioscience Inc. (a division of Abraxis Pharmaceutical Products), was terminated in December last year, providing the catalyst for a number of expressions of interest from prospective partners.

Dr Ramsdale said "the commercial appeal of Alchemia's first product remains very high and we are extremely pleased with the progress of discussions to date with potential partners for the North American market".

"Alchemia is in a prime position, with the development risk associated with the project dramatically reduced following the successful completion of pilot scale manufacture last year. In addition, Arixtra®'s sales are starting to gain traction following an initially slow start with sales figures worldwide expected to be around $US100 million for the 2006 calendar year (IMS Health figures), an increase of over 100% over 2005 calendar year sales.

In expediting its plans to progress the commercialisation of generic fondaparinux , Alchemia has commenced manufacturing material in preparation for market launch. The company anticipates filing an Abbreviated New Drug Application (ANDA) with the US FDA at the end of 2007 with the commercial launch anticipated during the 2009 Financial Year, dependent upon approval time.

"With the FDA having publicised its intention to accelerate the review of first generic versions of brand name drugs lacking current patent or market exclusivity protection, the review period may be reduced to six months in comparison to the median approval time more than 13 months (CDER 2005)," Dr Ramsdale said.

"As Synthetic Heparin is the only known generic version of Arixtra®, Alchemia hopes to take advantage of the FDA's accelerated review process'" Dr Ramsdale said.

ENDS

For further information:
Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and is expected to be launched in the US in 2009.

Alchemia

Approvable Letters

The FDA states that an Approvable Letter signals that, ultimately, the drug can be approved. The letter lists minor deficiencies that can be corrected, often involves labeling changes, and possibly requests commitment to do post-approval studies.

About ACS

Acute Coronary Syndromes (ACS) encompass a range of cardiac diseases including unstable angina, non ST-segment elevation myocardial infarction (NSTEMI) and STEMI, the latter two are also known as heart attacks. ACS accounts for about 2.5 million hospital admissions worldwide and are a major cause of mortality and morbidity in Western countries. People presenting with these conditions have an increased risk of recurrent heart attack and cardiac death.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

2 February 2006

Resignation of Chief Financial Officer / Company Secretary

It is with regret that the Board of Directors of Alchemia Limited (ASX: ACL) announces that it has accepted the resignation of its Chief Financial Officer and Company Secretary, Mr Christopher Neal.

The Board expresses its appreciation and acknowledges the considerable contribution of Mr Neal to the company since his appointment in 2003. In particular, the Board recognises Mr Neal's significant input into the successful acquisition and subsequent integration of Meditech Limited during 2006.

With a career history spanning some 19 years within the resources sector, Mr Neal has elected to return to the mining industry and will vacate his current position at the end of February 2007.

Alchemia will provide the market with a subsequent announcement in due course following the appointment of an appropriate replacement.

Mel Bridges
Chairman
Alchemia Limited

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
31 Dec 2006

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

Quarter ended ("current quarter")

31st DECEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		422	768
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,097)	(2,321)
		(b) advertising and marketing	(7)	(251)
		(c) research and development (excluding R&D staff costs)	(2,466)	(3,897)
		(d) leased assets	-	-
		(e) other working capital	(551)	(3,407)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		272	632
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – grants received		602	931
	Net operating cash flows		(2,825)	(7,545)

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,825)	(7,545)
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(6)	(235)
	(d) physical non-current assets	(267)	(347)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(273)	(582)
1.14	**Total operating and investing cash flows**	**(3,098)**	**(8,127)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(304)	93
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(1,707)	(1,707)
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	**(2,011)**	**(1,614)**
	Net increase in cash held	(5,109)	(9,741)
1.21	Cash at beginning of quarter/year to date	21,602	26,234
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**16,493**	**16,493**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	95
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (see below)	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Convertible debt of $1.707 million was repaid in December 2006.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	147	321
4.2	Deposits at call	3,109	2,104
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	13,237	19,177
	Total: cash at end of quarter (item 1.22)	**16,493**	**21,602**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Company Secretary

Date: 31st January 2006

Print name: Christopher Neal

Alchemia

29 January 2007

Simon O'Brien
Adviser, Issuers (Brisbane)
ASX Limited
Level 5, Riverside Centre
123 Eagle Street
Brisbane Qld 4001

Dear Simon

ASX PRICE QUERY

I refer to your letter dated 29 January 2007 in relation to the recent change in price of the Company's securities together with an increase in trading volume and respond as follows in line with the numbering in your letter:

1. The Company is not aware of any information concerning it, that has not been announced and which, if known, could be an explanation for recent trading in the securities of the Company.
2. Not applicable.
3. The Company is not aware of other matters that would explain the recent price change and increase in volume in the securities of the Company.
4. We further confirm that the Company is in compliance with the ASX Listing Rules and, in particular, Listing Rule 3.1

Yours sincerely

Chris Neal
Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4004
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

29 January 2007

Mr Chris Neal
Company Secretary
Alchemia Limited
Brisbane Technology Park
3 Hi-Tech Court
EIGHT MILE PLAINS QLD 4113

By Email: cneal@alchemia.com.au

Dear Mr Neal

Alchemia Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 85.5 cents on 25 January 2007 to a high of $1.09 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at simon.obrien@asx.com.au or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 3.00 pm Brisbane time **(4.00 p.m. E.D.S.T.) on Monday, 29 January 2007)**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Simon O'Brien
Senior Adviser, Issuers (Brisbane)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Andrews
Date of last notice	20.12.05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Erdnarp Enterprises Pty Ltd, a company of which Peter Andrews is a director and shareholder
Date of change	15.01.07
No. of securities held prior to change	3,993,323
Class	Ordinary shares
Number acquired	-
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-

+ See chapter 19 for defined terms.

No. of securities held after change	3,993,323 Nil change to current aggregate entitlement. Change relates to grant of options to associated family entities.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options by Erdnarp Enterprises Pty Ltd to Dusty Bjilks Lane Pty Ltd as Trustee for The Andrews Family Trust (1,500,000) and to Peter and Heather Andrews as Trustees for The Andrews Family Superannuation Fund (1,500,000).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Alchemia

21 December 2006

ASX RELEASE

Termination and Settlement Agreement with Abraxis BioScience executed

Alchemia Limited (ASX:ACL) advised that, further to its previous ASX announcement on 27 September 2006, it has now completed the satisfactory termination and settlement of its Research and Development Commercialisation and Distribution Agreement with Abraxis BioScience, Inc. formerly American Pharmaceutical Partners, Inc. (Abraxis), for synthetic heparin.

As indicated in its 27 September 2006 press release, Alchemia has repaid Abraxis the US$1.25 million convertible loan in full and Abraxis has returned to Alchemia all the heparin material in its possession together with other project related data.

Christopher Neal
Chief Financial Officer and Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mel Bridges
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holders are: (1)The Bridges Super Fund (2) Parma Corporation Pty Ltd ATF The Bridges Family Trust
Date of change	29 November 2006
No. of securities held prior to change	(1) 17,974 (2) 33,374
Class	Ordinary shares
Number acquired	(1) 26,026
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) 20,070.15 ($0.7712 per share)
No. of securities held after change	(1) 44,000 (2) 33,374

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tracie Ramsdale
Date of last notice	22 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & (Indirect)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merlinium Limited Trustee for Arcadia Superannuation Fund
Date of change	30 November 2006
No. of securities held prior to change	1,066,794 (Tracie Ramsdale) 63,374 (Merlinium)
Class	Ordinary Shares
Number acquired	76,831 (Tracie Ramsdale)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non cash – valued at $1.078/share
No. of securities held after change	1,143,625 (Tracie Ramsdale) 63,374 (Merlinium)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued pursuant to Alchemia Limited Tax Exempt Share Plan and Alchemia Limited Executive Share Plan (restricted from sale for 3 years).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	76,831 shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.078 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to Alchemia Limited Tax Exempt Share Plan and Alchemia Limited Executive Share Plan (restricted from sale for 3 years).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	141,170,656	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000 4,329,843	Options held by non-employee Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 30 November 2006

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

23 November 2006

The Manager
Announcements
ASX Company Announcements Office

Annual General Meeting Results

In accordance with ASX Listing rule 3.13.2 and section 251AA of the Corporations Act 2001, I advise the following results in relation to the items of business considered by members of Alchemia Limited at the Company's Annual General Meeting held on 23 November 2006.

Resolution results

RESOLUTION NO.	RESOLUTION	RESULT
2	Receipt and approval of remuneration report	Passed by a show of hands
3	Election of Julian Clark as director	Passed by a show of hands
4	Re-election of Mel Bridges as director	Passed by a show of hands
5	Re-election of Peter Andrews as director	Passed by a show of hands
6	Issue of Shares to Tracie Ramsdale	Passed by a show of hands
7	The renewal of Rule 27 of the Company's Constitution	Passed by a show of hands

Proxy voting intentions

RESOLUTION NO.	FOR	AGAINST	OPEN	TOTAL
2	52,737,212	14,904,394	1,697,286	69,338,892
3	53,492,204	58,995	1,563,543	55,114,742
4	53,440,321	14,548,698	1,565,765	69,554,784
5	67,905,451	92,568	1,566,415	69,564,434
6	52,664,064	15,247,261	1,543,682	69,445,007
7	53,708,028	177,930	1,563,673	55,449,631

No abstention votes were recorded

Christopher Neal
Company Secretary

Alchemia

Annual General Meeting

23rd November 2006

Tracie Ramsdale, CEO

Alchemia

Highlights 2006

- Completion of pilot scale manufacture of Synthetic Heparin at Dow
- Improved market potential for Synthetic Heparin
- Successful acquisition of Meditech, leading to enhanced product pipeline
- IP
  - Key carbohydrate synthesis patent granted in US
  - 7 applications currently in national phase in key markets – US, EU, Japan,
- SSIF Grant awarded - $2M over 3 years for collaborative drug discovery program utilising Alchemia's VAST technology
- Completion of patient accrual to phase II *clinical trial* for HyCAMP
- First co-development agreement for VAST technology signed
- Continued progress with ACL16907 – ACL's most advanced VAST compound
- Strong cash position - $21.6 M (30 September)

Alchemia

The Heparin Family of Drugs


Heparin
~1930
LMWH
1993
Synthetic
Heparin
2002
Improving Efficacy / Safety


Prevention of VTE in major knee surgery
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Incidence
27.8% VTE
12.5% VTE
None
Heparin
(1st Generation Drug)
Lovenox
(2nd Generation Drug)
ARIXTRA
(3rd Generation Drug)
Treatment

Alchemia

www.alchemia.com

Synthetic Heparin – The Market

Heparin family - Sales

- Worldwide sales 2005 — $US3.7B
- Lovenox® (Sanofi-Aventis) — $US2.7B
- 2008 projected — $US4.1B

Arixtra®

- Patent expired in 2003
- US market exclusivity expires Dec 2006
- Arixtra® (GSK) – synthetic heparin
  - 2005 actual — $US44M
  - 2008 projected — $US345-600M*

*source: analyst/market research reports

Generic drugs – Market Potential

- Lower regulatory risk (no clinical trials required)
- Generics can capture up to 90% market share
- Generics current prescription market share approximately 50% in US and continues to increase
- Alchemia's is the only known generic of Arixtra®
- Highly complex synthesis, high barrier to entry

Alchemia

www.alchemia.com

Market Outlook for Arixtra ®

- Sales of Arixtra® to date have not met expectations due to:
  - poor marketing by Sanofi
  - resistance to change
  - premium pricing
  - not all indications approved
- Sales uptake parallels Lovenox history
- After being acquired by GSK in late 2004, sales are growing at ~20% per quarter



Monthly Arixtra Sales, US$ Thousands
8000
7000
6000
5000
4000
3000
2000
1000
0
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
US
3m average
Top 5 Europe
3m average

Alchemia

www.alchemia.com

Market Outlook for Arixtra ®

- 2 October 2006 – FDA grants priority review for Arixtra® in acute coronary syndromes
- FDA approval expected in Q1 07 CY
- Approval of this final indication will enable Arixtra® to effectively compete with Lovenox®

Worldwide sales of Lovenox® (2002) – breakdown by indication



Others
2%
Medical Indications
23%
Cardiology inc. ACS
31%
Treatment of DVT
26%
Prevention of DVT
18%

Source: "Anticoagulants: A global Strategic Business Report" Global Industry Analysts Inc, August 2004

Outlook for Alchemia's Synthetic Heparin

- *"Analogies can be drawn between fondaparinux's slow uptake and the similarly slow replacement of UH by LMWH..."*
- *"...we forecast a high level uptake of generic fondaparinux if it becomes available. As mentioned previously, fondaparinux has several advantages over LMWH's, and physicians interviewed by Decision Resources hold the agent in high regard, but sales have suffered because of its comparatively high price. Lowering the price would effectively remove this barrier."*
- *"...we expect generic fondaparinux to take patient and market share from the LMWH's from 2008 onward."*

Source: Decision Resources report on Venous Thromboembolism, Sept 2006

Synthetic Heparin Timeline

- Termination of marketing agreement with APP had the potential to adversely impact timing of approval and market launch, BUT
- FDA recently announced changes to the review process for generic drugs which could shorten the review time to six months (current median review time – 16 months)
- Anticipate ANDA filing late 07 to enable market launch in late 2008


Feb 2006
Pilot campaign complete
2006
Commercial production commenced
Arixtra® FDA market exclusivity expires – Dec 2006
Q1 2007
FDA approval for Arixtra® in ACS
2008
FDA approval
Market launch – US, Australia
2012
EU market exclusivity expires
Market launch - Europe
2021
Patent expires

Alchemia

www.alchemia.com

The Future

Alchemia is actively seeking a new US marketing partner

- Strengthened product potential
  - Arixtra® sales experiencing strong growth
  - Priority review in ACS – strong endorsement of superiority by FDA
  - ACS approval should be earlier than expected
- Project has been significantly derisked (pilot scale manufacture complete, costs of goods estimates finalised)
- ACL has the financial flexibility to continue the program (ANDA and commercial manufacture) in order to minimize time to market and secure the best terms
- On track for 2008 market launch (subject to FDA approval time)

Alchemia

Acquisition of Meditech

- 100% ownership in September
- Strengthened product pipeline – Phase II oncology product (HyCAMP™)
- Strengthened clinical and biology expertise
- Platform drug delivery technology(HyACT™) with multiple applications
- Integration complete – Meditech name changed to Alchemia Oncology Limited
- Julian Clark joined ACL board of directors

Alchemia

HyACT™ Technology Platform

Drug delivery using Hyaluronic acid to deliver existing chemotherapy agents more effectively to tumors – increased efficacy/reduced toxicity


Hyaluronate (HA)
Anti-cancer drug

The anti-cancer drug is entrapped within the HA matrix.

HA with entrapped drug binds to cancer cells via HA receptors thereby delivering the drug directly to cancer cells.

Alchemia

www.alchemia.com

Lead Product: HyCAMP™

- Hyaluronic acid formulation of Pfizer's Camptosar (irinotecan)
- Widely used in the treatment of metastatic colon cancer
- Camptosar sales in 2005 = $910M US
- Camptosar displays a range of adverse side effects including nausea, vomiting, diarrhoea and neutropenia
- These side effects often lead to need to cease treatment or reduce dose leading to reduced treatment benefits

HyCAMP™: Improved Safety and Efficacy *in vivo*

Efficacy: tumor response

Model of human colorectal cancer in nude mice


Percentage change in tumour volume (mean ± SE)
100
50
0
-50
-100
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
Time after commencement of treatment (weeks)
Camptosar®
HyCAMP™

Safety: weight gain

Mice treated with daily i/v doses of irinotecan as either Camptosar® or HyCAMP™


Percentage Change in Body Mass
20
15
10
5
0
-5
-10
-15
-20
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Days
HyCAMP™
(P<0.001)
Camptosar®

Alchemia

www.alchemia.com

HyCAMP™ –Clinical Trials

- Positive Phase I trial completed
- Currently completing Phase II trial in metastatic colorectal cancer
  - 80 patients randomised to receive either HyCAMP™ or irinotecan
- Commenced December 2004
- Completion of accrual mid 2006
- Study partially funded by manufacturing partner Novozymes Biopolymer
- Data from current trial expected June 2007
  - Primary safety endpoints
  - Secondary efficacy endpoints
- IND (Investigational New Drug application) planned for Q2 2007 CY
- Expected to commence pivotal Phase III trial in 2008 CY

VAST^{TM} Drug Discovery Platform

- Utilises proprietary scaffolds which provide access to structural and functional diversity
- These scaffolds are used to position key binding residues
- Altering scaffolds and substitution patterns enables us to effectively scan 3-dimensional space to identify the right-shaped "key"



Alchemia

VAST™: Focus on GPCRs

Well validated targets

- over 50% of marketed drugs target GPCRs yielding in excess of $US60b p.a.

Significant market potential

- These agents act on only a small subset of all GPCR opportunities
- Many of the untapped GPCRs belong to a family known as "peptide-binding" GPCRs

Perfect Fit for VAST technology

- No knowledge of either the shape of the "key" or the "lock"
- Alchemia's VAST technology enables us to effectively scan for the correct bioactive conformation for these receptors

Alchemia

VAST^{TM}: Proof of Concept

- Demonstrated the ability to systematically scan for bioactive conformations of GPCR peptide ligands

- Potent and selective somatostatin leads identified

  Cancer, age-related macular degeneration, diabetic retinopathy, diabetes, inflammation, pain

- First VAST compound, ACL16907, to enter clinical trials in 2007

VAST™: Partnering

- Entered collaboration with Euroscreen to identify new drug candidates targeting select GPCRs with potential application in:

  Obesity, pain, inflammation, chronic obstructive pulmonary disease, rheumatoid arthritis, anxiety and diabetes

  Agreement allows for joint investment in development candidates and sharing of future revenues

Other VAST activities

- Entered research collaboration with University of Queensland's Pain research group to identify new opioid analgesics with reduced side effects

- Awarded $2M SSIF grant for collaborative drug discovery utilizing VAST

- Completed optimisation of antibacterial compounds for animal efficacy testing – results expected by end 06

Financial Summary

- Cash on hand (June 06) — $26.3 million
- NPAT (05/06 FY to June) — $(12.6 million)
- Net cash burn (05/06 FY to June) — $11.2 million
- Capital structure (Nov 06)

ordinary shares	141 million
unlisted options	3.5 million @ 80 cents average
top 20 own	64%

- 52 week price range $A1.43 (20 Nov 05) to $A0.51 (7 Sep 06)
- current price $A0.73 (Nov 21)

Alchemia

Outlook for 2007 CY

Synthetic Heparin
- Secure US marketing partner
- FDA approval for Arixtra in ACS – Q1 07 CY
- File ANDA – Q4 07 CY

HyCAMP
- Results from current phase II trial – Q2 07 CY
- File IND – Q2 07 CY
- Commence next clinical trial – Q3 07 CY

ACL16907
- Phase I trial – Q3 07 CY


End of Presentation
Alchemia

Tracie Ramsdale, CEO

Alchemia

Alchemia

Alchemia's Annual General Meeting
Chairman's Presentation
23 November 2006

Good morning ladies and gentlemen. My name is Mel Bridges. As your - Chairman I welcome you to Alchemia's 2006 Annual General Meeting. On behalf of my fellow directors I'd like to take this opportunity to thank you for taking the time to attend today's meeting.

Before I go any further could you please check to see that your mobile phones have been switched off. Thank you.

Now, please let me explain how we would like to run the AGM today. I would like to start by introducing Directors and Senior Management before providing you an overview of the most important development over the last year as well as the outlook for the company. Our CEO, Tracie Ramsdale will then outline the operational performance for the past year. We will then proceed to the agenda items and a vote on the resolutions before concluding the meeting with questions from the floor and breaking for refreshments.

For the first time, shareholders have been afforded the opportunity to submit questions in advance of the AGM. I would like to thank all those shareholders who have taken the opportunity to take part in this process. We will endeavour to address as many of these questions as possible throughout the course of our proceedings. If we have not answered a query, every opportunity will be given to those who wish to contribute a comment or to ask questions on any items when questions are taken from the floor.

It is now the appointed time for the meeting and a quorum is present. I would like to start by introducing the directors and senior executives of Alchemia Limited.

They are, starting from this end of the table, Tracie Ramsdale is our Managing Director and Chief Executive Officer, Chris Neal Alchemia's Chief Financial Officer and Company Secretary, and our non-executive directors; Nerolie Withnall, Errol Malta, Peter Andrews and finally Julian Clark , who joined the board in September following the successful completion of the Meditech acquisition.

I also note the presence of Winna Brown as the representative of the auditors Ernst & Young and thank them for their attendance here today. Ernst & Young will be available to answer any shareholder questions on the financial accounts. I also note that representatives of our share registrar Link Market Services are also present here today.

The notice of meeting has been sent to all members and copies of the notice of meeting are available here today and therefore I propose that we take the notice of meeting as read.

OVERVIEW

I would like to deal with the two most significant issues that have arisen in the last twelve months, both of which will be key to the future outlook for the company.

Alchemia had another very successful year. These successes were largely overshadowed by the markets' response to our announcement in August regarding the future of our agreement with American Pharmaceutical Partners (APP) in relation to the North American marketing of the company's synthetic heparin. As you will be aware we have subsequently agreed with APP to terminate this collaboration agreement.

Subsequent to this joint decision it has been a priority focus for the board and management to ensure this action had minimum impact on the timing of getting synthetic heparin to market. The prompt agreement regarding termination of the existing agreement was therefore beneficial in this process. Finalisation of the necessary formal termination agreement is well advanced, as are plans to attract a new marketing partner.

We remain firmly committed to the synthetic heparin program and we believe that recent market developments in the heparin market , together with the very encouraging response in our search for a new North American marketing partner, justify both this commitment and our optimism for the product's prospects. Tracie will talk more about this during her presentation.

In seeking a new marketing partner for North America we are mindful of the need to obtain both the right partner, who not only has strong market presence, but is also a company with whom Alchemia can develop a positive long term relationship. In this regard we are undertaking a rigorous process of selection aimed at, not only getting the right partner, but also the best commercial terms. Progress to date has been excellent and once we have achieved our objectives in relation to this will advise the market accordingly. I can reassure shareholders that management's focus is to take the time necessary to sign up a quality partner on attractive terms.

MEDITECH ACQUISITION

In March of this year the company announced an offer to acquire ASX listed Meditech Research Limited. The offer was fully supported by the Meditech board and the acquisition was subsequently completed, with Alchemia acquiring 100% of the shares in September. The Meditech acquisition brings two clinical stage products that strengthen our development pipeline, an exciting proprietary drug delivery technology and complementary expertise in biology and clinical development. The integration of the Meditech people and programs into Alchemia has now been successfully completed.

OUTLOOK

The sharp decline in our share price following the APP announcement was understandable, however from our perspective a significant over reaction to the announcement. We quickly overcame the impasse with APP and are extremely confident that the consequences for the company in terms of potential returns from the synthetic heparin program, and the timeframe for those returns, are unlikely to be materially affected. We still see market launch in 2008 as an achievable goal and the recent news for Arixtra has been most encouraging with regards to the market acceptance and potential for our generic version.

With regard to developments in our product pipeline we look forward to receiving the results of the Phase II clinical trial for HyCAMP, the lead oncology drug acquired as part of the Meditech acquisition. These results are expected during the current financial year.

Despite the difficulties around the APP collaboration, I am most encouraged by the strong support of our shareholders particularly some of our larger institutional shareholders over this period. Notwithstanding the agreed termination of the synthetic heparin collaboration, APP have indicated that they have no current intention to divest their shareholding in Alchemia.

I am therefore confident that Alchemia will quickly put this short term issue behind us and be back on track in developing our quality set of assets and delivering appropriate shareholder returns.

I will now hand over to Tracie, who will talk in more detail about our progress over the last twelve months.

Mel Bridges
Chairman
Alchemia Limited

MALLESONS STEPHEN JAQUES

RECEIVED

2008 MAY 28 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 November 2006

Company Announcements Manager
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Fax 1900 999 279

Dear Sirs

Alchemia Limited

We act for Orbis Global Equity Fund Limited ("**Orbis**").

We attach an ASIC Form 604 (Notice of change of interests of substantial holder) issued by Orbis under Part 6C.1 of the Corporations Act 2001 (Cwlth) in relation to the shares in Alchemia Limited (ACN 071 666 334).

Yours sincerely

S. Abel

Simone Abel
Solicitor
Direct line +61 2 9296 2593
Direct fax +61 2 9296 3999
Email simone.abel@mallesons.com

Greg Golding
Partner
Direct line +61 2 9296 2164
Direct fax +61 2 9296 3999
Email greg.golding@mallesons.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alchemia Limited

ACN/ARSN: 071 666 334

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 03/11/06

The previous notice was given to the company on: 23/06/06

The previous notice was dated: 23/06/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	18,465,930	13.68%	20,589,942	14.68%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/11/06	See Annexure A Table 1 and 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 11,480,000	11,480,000
See Annexure A Tables 2 and 3					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Hugh Gillespie Capacity Secretary/Authorised Signatory

sign here date 06/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ALCHEMIA LIMITED 071 666 334

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 604

print name Hugh Gillespie Capacity Authorised Signatory

sign here date 08/11/2006

Table 1 – Changes in Relevant Interests (Continued)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
29/08/2006 and 31/08/06	Orbis MIS – Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	$157,091	Ordinary 264,885	264,885
1/1/2006 to 22/6/2006	Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	$1,216,323	Ordinary 1,859,127	1,859,127

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 520,000	520,000
Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Registered Holder	Ordinary 2,494,683	2,494,683
Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 180,000	180,000
Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Registered Holder	Ordinary 584,885	584,885
Orbis SICAV –Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 2,175,560	2,175,560
Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 2,879,814	2,879,814
GA Fund –L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	Registered Holder	Ordinary 275,000	275,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 20,589,942 ordinary securities of Alchemia Limited

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 1110 – 070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 2000	101 387 984	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 625	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited


distinct

Alchemia

Notice of 2006 Annual General Meeting and Explanatory Notes

Meeting to be held at the Lecture Theatre, Level 5, Riverside Centre,
123 Eagle Street, Brisbane Qld 4000
Thursday 23 November 2006 at 11am (Brisbane time)

Alchemia Limited ABN 43 071 666 334

notice of annual general meeting

Notice is hereby given that the annual general meeting of shareholders of Alchemia Limited (ABN 43 071 666 334) will be held at the Lecture Theatre located at Level 5, Riverside Centre, 123 Eagle Street, Brisbane, on Thursday 23 November 2006 at 11.00am (Brisbane time) for the purpose of transacting the following business.

Ordinary business

1. Financial statements and reports

To consider and receive the Financial Report, the report of the Directors and the Auditor's Report for the year ended 30 June 2006.

2. Remuneration Report

To consider and if thought fit, pass the following resolution in accordance with s250R(2) of the Corporations Act:
'That the remuneration report for the financial year ended 30 June 2006 as disclosed in the Directors' Report be received and approved'.

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

3. Election of Dr Julian Clark

To consider, and if thought fit, pass the following resolution as an ordinary resolution:
'That Dr Julian Clark, a Non Executive Director, who was appointed to the Board after the last Annual General Meeting of the Company to fill the vacancy left by the retirement of Dr Kevin Healey, and being eligible, be elected as a Director of the Company in accordance with rule 13.2 of the Company's Constitution.'

4. Election of Mr Mel Bridges

To consider, and if thought fit, pass the following resolution as an ordinary resolution:
'That Mr Mel Bridges, the Non Executive Chairman, who retires by rotation in accordance with rule 16.1 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company.'

5. Election of Professor Peter Andrews

To consider, and if thought fit, pass the following resolution as an ordinary resolution:
'That Professor Peter Andrews, a Non Executive Director who retires by rotation in accordance with rule 16.1 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company.'

Special business

6. Issue of shares to Tracie Ramsdale

To consider and, if thought fit, pass the following ordinary resolution:
'That, pursuant to section 208(1)(a) of the Corporations Act and Listing Rule 10.14, and in accordance with the Alchemia Limited Executive Share Plan, the members of the Company approve the granting of 76,831 shares to Tracie Ramsdale, the Chief Executive Officer and Managing Director of the Company, in the manner contemplated in the Explanatory Memorandum.'

7. Renewal of rule 27 of the Company's Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:
'That, Rule 27 of the Company's Constitution, which relates to the requirement for shareholder approval prior to proceeding with any Partial Takeovers, be renewed for a further period expiring 3 years after the date of this meeting.'

Christopher Neal
Company Secretary
By Order of the Board
Dated 9 October 2006

Notes

(a) A member who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.
(b) If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form in accordance with the instructions on the proxy form.
(c) The proxy need not be a member of the Company. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
(d) A corporation may elect to appoint a representative, rather than appoint a proxy, in accordance with the *Corporations Act 2001* in which case the Company will require written proof of the representative's appointment in accordance with s250D of the *Corporations Act 2001* which must be lodged with or presented to the Company before the meeting.
(e) The Company has determined in accordance with Regulation 7.11.37 *Corporations Regulation 2001* that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members as at 7.00pm (Brisbane time) on Thursday 10 November 2006.
(f) If you have any queries on how to cast your votes then call the Company Secretary on 07 3340 0200 during business hours.

Voting exclusion statement

In accordance with ASX Listing Rules, the Company will disregard votes cast on Resolution 6 by any Director of the Company eligible to participate in the Plan or any associate of a Director of the Company eligible to participate in the Plan.

However, the Company need not disregard a vote if:

- it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

explanatory memorandum

Ordinary business

Financial statements and reports

The *Corporations Act 2001* requires that the report of the Directors, the report of the Auditor and the financial reports be presented to the Annual General Meeting. In addition, the Company's Constitution provides for such reports and statements to be received and considered at the meeting. Apart from the matters involving remuneration which are required to be voted upon, neither the *Corporations Act 2001* nor the Company's Constitution requires a vote of shareholders at the Annual General Meeting on such reports or statements, however shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

In addition to asking questions at the meeting, shareholders may address written questions to the Chairman about the management of the Company, or to the Company's Auditor which are relevant to:

- the content of the Auditor's Report to be considered at the meeting; or
- the conduct of the audit of the annual financial report to be considered at the meeting.

Any written questions must be submitted to the Company Secretary on or before 16 November 2006 by post to:

The Company Secretary
Alchemia Limited
PO Box 6242
Upper Mt Gravatt
Queensland 4122

Directors' Remuneration Report

The *Corporations Act 2001* requires that the section of the Directors' Report dealing with the remuneration of key management personnel including the Directors and the Company Secretary ('Remuneration Report') be put to shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Annual Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon, the Remuneration Report.

Election of Dr Julian Clark

Julian Clark joined the Board in September 2006 to fill the vacancy left by the retirement of Dr Kevin Healey and, being eligible, offers himself for election in accordance with rule 13.2 of the Company's Constitution.

Julian Clark was a Non Executive Director of Meditech Research Limited and joined the Alchemia Board following the successful completion of the acquisition of that company by Alchemia.

Julian Clark brings considerable senior management experience in the pharmaceutical and biotechnology sectors to the Board. Julian is currently the Head of Business Development at the Walter and Eliza Hall Institute in Melbourne and Director of his own Management Consultancy. He has previously held senior positions with FH Faulding, including Executive General Manager, Chief Operating Officer and Group Director. Julian has also worked for a number of international biotechnology companies in Sweden, UK, India, Korea and Japan.

Election of Mr Mel Bridges

Mel Bridges retires in accordance with the rotation procedure in rule 16 of the Company's Constitution and, being eligible, offers himself for re-election.

Mel Bridges joined the Alchemia Board as Non Executive Chairman in September 2003. He has over 30 years experience in the biotechnology and healthcare industries. During this period, Mel founded and managed successful diagnostics, biotechnology and medical device businesses. He co-founded the listed company Panbio Limited, and is currently Chairman of Peptech Limited and Director of a number of private companies involved in the biotech industry.

Mel is a member of Alchemia's Audit and Risk Committee and a Fellow of the Australian Institute of Company Directors.

Election of Professor Peter Andrews

Peter Andrews retires in accordance with the rotation procedure in rule 16 of the Company's Constitution and, being eligible, offers himself for re-election.

Professor Peter Andrews is one of the founders of Alchemia and has been a Board member since November 1995. He holds the position of Queensland Chief Scientist, and is also a member of the Federal Government's IR&D Board. Peter is Chairman of a private bio-business consulting company, and a Board member of a number of private biotechnology companies. Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute. Peter is a member of Alchemia's Remuneration Committee.

special business

Resolution 6 – Issue of shares to Tracie Ramsdale

The Company proposes to issue 76,831 shares to Tracie Ramsdale. The Board considers the motivation and retention of Dr Ramsdale as Chief Executive Officer and Managing Director to be vital to the Company's continued performance long term. The proposed issue is in accordance with the Alchemia Limited Executive Share Plan approved by shareholders at the 2004 AGM.

The Executive Share Plan ('Plan') is a component of an integrated strategy regarding the use of shares as part of the Company's overall remuneration policy as detailed in the Remuneration Report (see Resolution 2).

The Plan fulfils a specific role in this strategy.

Executive Share Plan

The Plan is designed to reward the performance of 'Eligible Executives'. The definition used in the Plan Rules is referable to 'senior managers' as that term is used in s708(12) of the *Corporations Act 2001*. This includes executive directors and senior executives of the Company. The remuneration of executives is comprised of a fixed salary and a bonus of up to 30% (40% in the case of the Chief Executive Officer) of the amount of the fixed salary, of which up to 85% may be by way of the issue or acquisition of shares under the Plan.

The award of a bonus and the acquisition of shares under the Plan is subject to:

(a) the company as a whole at least equaling the median performance, on a TSR basis, of a comparator group; and

(b) the relevant executive meeting key performance indicators ('KPIs') set during that executive's annual review.

If an employee's entitlement has been satisfied through meeting the applicable performance benchmark, then shares to that employee will issued by 31 December i.e. within 6 months after the end of that relevant financial year. The number of shares to be allotted to a successful eligible employee depending upon their percentage of entitlement can be represented by the formula:

$$\frac{\text{Value of shares (ie 85\% of annual bonus)}}{\text{Market Price of share at time of issue}}$$

In the week ended 18th September 2006, the closing share prices for the Company's shares have fluctuated between the range of 60 cents and 69.5 cents per share. Additionally, in the current calendar year, the Company has had a lowest closing price of 52 cents per share and a highest closing price of $1.43 per share.

The Executive Share Plan contains provisions dealing with matters such as administration of the Plan, variations to the Plan Rules, and termination or suspension of the Plan. The Plan is subject to the requirements of the *Corporations Act* and ASX Listing Rules. The key terms of the Plan is set out in the Schedule to this Notice.

General information

Section 208 of the Corporations Act has the effect that, subject to certain exceptions, a financial benefit must not be given to a 'related party' without shareholder approval. Dr Ramsdale, being a Director of the Company, is deemed to be a 'related party' under section 228 of the Corporations Act and the issue of shares is a 'financial benefit' under section 229 of the Corporations Act. That being the case, specific information regarding the issue of shares must be provided to shareholders in accordance with section 219 of the Corporations Act and this is set out below.

Because Dr Ramsdale is a Director of the Company, specific shareholder approval is required under Listing Rule 10.14. Listing Rule 10.15 requires that certain information must be provided to shareholders and that information is also set out below.

The key terms of the Shares to be issued are as follows:

(a) Tracie Ramsdale will be issued 76,831 shares at a value of $82,824 based on the market price as at 21st July 2006.

(b) The shares will be issued as soon as practicable following shareholder approval, but in any event, not later than 1 month after the date of the Annual General Meeting.

(c) No amount will be payable on the issuance of the shares.

(d) Shares may not be transferred without the prior written consent of the Company.

(e) All shares issued will, subject to the Constitution of the Company, rank in all respects (other than in respect of dividends, rights issues or bonus issues declared prior to allotment) *pari passu* with the existing Shares at the date of issue and allotment.

(f) The shares will be quoted on ASX.

As disclosed in the Annual Report, Dr Tracie Ramsdale currently holds a total of 1,130,168 shares and 1,252,052 options in the Company. These securities were issued prior to, or subject to arrangements disclosed under, the prospectus dated 7 November 2003 and previously in accordance with the Plan. As the Plan was approved in 2004, Dr Ramsdale, along with other Company Executives have previously been issued with shares under the Plan as approved at the 2004 AGM. There are currently 14 other

executives potentially eligible to participate in the Plan however, Dr Ramsdale is the only executive that would be subject to the requirements of Listing Rule 10.14. The names of all eligible executives and details of any shares issues made to all eligible executives over the last 12 months are set out in the table below.

name	number of shares issued	issue price	value
Chris Clark	18,237	$1.08	$19,660
Fiona Corrie	16,062	$1.08	$17,315
Kris Dyszynski	28,453	$1.08	$30,672
John Gehrmann	22,542	$1.08	$24,300
Judy Halliday	21,289	$1.08	$22,950
Wim Meutermans	33,117	$1.08	$35,700
Chris Neal	40,296	$1.08	$43,439
Karl Schafer	15,139	$1.08	$16,320
Joachim Seifert	16,890	$1.08	$18,207
Gerry Tometzki	20,669	$1.08	$22,281
Michael West	21,863	$1.08	$23,568
Peter Smith	Nil	Nil	Nil
Tracey Brown	2,319	$1.08	$2,505
Tracie Ramsdale	Nil	Nil	Nil

The issue of shares to Dr Ramsdale, is based on the Company for the 2005/06 financial year bettering the peer performance benchmark set by the Board and Dr Ramsdale achieving the KPI's set during her annual performance review. Dr Ramsdale is therefore eligible for a bonus of up to 40% of her fixed salary, 85% of which may be by way of shares under the Executive Service Plan. The value of shares to be awarded is $82,824. This is based on the market price on 21st July 2006 being the date on which the Board of Alchemia resolved to allocate the rewards under the Company's Incentive Scheme for 2005/06. The issue of shares under the Plan will bring Dr Ramsdale's total remuneration package to $621,541 for the 2006 financial year as set out on page 35 of the 2006 Annual Report.

Each of the Directors not eligible to participate in the Plan, being Professor Peter Andrews, Dr Julian Clark, Dr Errol Malta and Mrs Nerolie Withnall ('Non Executive Directors') along with Mr Melvyn Bridges, wish to recommend that shareholders vote in favour of this resolution to grant the shares to Tracie Ramsdale because the issue of the shares will provide appropriate incentive to maximise the return to shareholders over the long term and assist in developing a unity of purpose for both Alchemia management and shareholders.

Tracie Ramsdale does not wish to make a recommendation in respect to this resolution as she is directly interested in its outcome.

The issue of the shares to Tracie Ramsdale will result in the company's fully paid share capital being diluted by approximately 0.5 % (based on the existing number of shares).

Resolution 7 - Renewal of Rule 27 of the Constitution - Partial Takeovers

Rule 27 of the Constitution of the Company currently relates to the requirement that shareholder approval be obtained prior to proceeding with any Partial Takeovers. Rule 27 requires the Rule to be renewed on the third anniversary of the date of its adoption or of its most recent renewal. Accordingly, it is proposed that Rule 27 now be renewed.

Effect of renewal

If Rule 27 is renewed and a proportional takeover offer is subsequently made for a class of shares in the Company, the Directors will be required to convene a general meeting of shareholders in that class to vote on a resolution to approve the proportional takeover offer. The resolution must be voted on at least 15 days before the offer closes. The offeror and any associates will be excluded from voting. If shareholders reject the offer, then the offer will be deemed to be withdrawn, acceptances will be returned and any contracts formed by acceptances will be rescinded. If the resolution is approved, transfers of shares to the offeror will be registered provided they comply with other provisions of the Company's Constitution. If no resolution is voted on at least 15 days before the close of the offer then a resolution to approve the bid will be deemed to have been voted on and rejected in accordance with Rule 27.

In accordance with section 648G of the Corporations Act and Rule 27 of the Company's Constitution, Rule 27 will expire 3 years from the date of the 2006 Annual General Meeting (unless previously renewed by shareholders by special resolution) if the resolution is approved.

Reasons for proposing resolution

The Corporations Act permits the inclusion and renewal of takeover provisions in the Company's Constitution.

The Directors consider that shareholders should have the opportunity to continue to include the proposed provisions in the Company's Constitution. Without the proposed provisions, a proportional takeover offer for the Company might enable an offeror to obtain control of the Company without shareholders having the opportunity to sell all their shares. The proposed provisions give shareholders the opportunity to decide whether a proportional takeover scheme should proceed. If it does proceed, individual shareholders can make a separate decision as to whether they wish to accept the offer for the specified proportion of their shares.

Proposals to acquire or increase a substantial interest

At the date of this Notice, none of the Directors is aware of any proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

Advantages and disadvantages

The renewal of Rule 27 will enable the Directors to ascertain the views of shareholders on any proportional takeover offer. Apart from this, there is no specific advantage or disadvantage for Directors, as Directors, of inserting the takeover approval provisions.

The renewal of Rule 27 will ensure that all shareholders will have the opportunity to consider a proportional takeover offer and vote on whether it should be permitted to proceed. This should ensure that the terms of any future proportional offers are structured to be attractive to a majority of independent shareholders. It may be argued that the takeover approval provisions make a proportional takeover more difficult to achieve and therefore proportional offers will be discouraged. This in turn may reduce opportunities which shareholders may have to sell some of their shares at an attractive price to persons securing control of the Company and may reduce an element of takeover speculation from the Company's share price.

The Directors consider the renewal of Rule 27 is in the best interests of shareholders and accordingly recommend that you vote in favour of the resolution.

Copies of the Constitution are available on request and may be inspected at the Company's registered office during normal office hours prior to the meeting and will be available for inspection at the meeting.

Shareholder questions

This year, the Company is offering a facility for shareholders to submit written questions in advance of the meeting. To submit a written question, please complete and return the accompanying form, or submit the question online, in accordance with the instructions on the form. The form must be received by the Company no later than 16 November 2006 (five business days before the meeting date). Questions should relate to matters that are relevant to the business of the meeting as outlined in the notice of meeting.

Questions will be collated and during the meeting, the chairman will seek to address as many of the more frequently asked questions as possible and where appropriate, will give the auditor of Ernst & Young (or their representative) the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all questions. Individual responses will not be sent to shareholders. A summary of the questions and answers submitted will be made available as soon as practicable after the meeting and posted on the Company's website under the investor section.

schedule

Alchemia Limited Executive Share Plan Terms

	executive share plan
Commencement of offers/ issues	Shares are not issued under the plan until after 30 June each financial year, to allow the assessment of the Company's and participant's performance in that financial year.
Basis of participation	'Senior Managers' are eligible to participate at the discretion of the Board.The remuneration of executives is comprised of a fixed salary and a bonus of up to 30% (40% for Chief Executive Officer) of the amount of the fixed salary, of which up to 85% may be given by way of shares under the Plan. There are currently 14 eligible executives.
Performance criteria	Performance criteria or other requirements are determined by the Board. This will consist of a company level benchmark and satisfaction of individual 'KPIs' set in annual performance reviews.
Disposal restrictions	In respect of shares received in any year, disposal will be restricted so that one-third of those shares received may then be disposed of on each of the 1st, 2nd and 3rd anniversary of receipt of such shares. Restrictions will be enforced by a 'trading lock' on those shares. If a participant is no longer employed by the Company, or there is other reasonable cause, the participant may request that the shares be sold disposed of with the Board's consent.
Method of disposal	The plan allows for: • disposal on-market or by other usual means; • a placement of the shares for orderly sale; • a buy back of the shares, in each case only once the trading lock has been released.
Acquisition of shares for the purpose of Plan	New issues of shares or purchases of existing shares, subject to the requirements of the *Corporations Act 2001*.

Name (optional)

Holder Identification Number (HIN) or SRN (optional)

All correspondence to:

Link Market Services
GPO Box 2537
Brisbane QLD 4001

Questions from shareholders

The Annual General Meeting (AGM) of Alchemia Limited will be held on 23 November 2006 at 11.00 am. Shareholders are invited to register questions in advance of the AGM.

This form
or the conduct of the audit of the financial report to be considered at the AGM.

In the course of the AGM we intend to respond to as many of the more frequently asked questions as is practicable. Response to the more frequently asked questions will be available on the Alchemia website after the AGM.

Shareholders questions must be received by 16 November 2006.
Please return the form to our Share Registry, GPO Box 2537, Brisbane QLD 4001 or by facsimile to +61 7 3228 4999. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email your questions to enquiries@alchemia.com.au. If emailing please include your name and Security holder Reference Number (SRN) or Holder Identification Number (HIN).

Please tick the box to indicate if the question is directed to the Auditor or to the Chairman.

Questions

		Chairman	Auditor
1.	....	☐	☐
2.	....	☐	☐
3.	....	☐	☐
4.	....	☐	☐

Alchemia

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
30 Sept 2006

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

Quarter ended ("current quarter")

30th SEPTEMBER 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		346	346
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,224)	(1,224)
		(b) advertising and marketing	(244)	(244)
		(c) research and development (excluding R&D staff costs)	(1,431)	(1,431)
		(d) leased assets	-	-
		(e) other working capital	(2,856)	(2,856)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		360	360
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		329	329
	Net operating cash flows		(4,720)	(4,720)

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(4,720)**	**(4,720)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(229)	(229)
	(d) physical non-current assets	(80)	(80)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(309)	(309)
1.14	**Total operating and investing cash flows**	**(5,029)**	**(5,029)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	397	397
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	-
	Net financing cash flows	**397**	**397**
	Net increase in cash held	(4,632)	(4,632)
1.21	Cash at beginning of quarter/year to date	26,234	26,234
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**21,602**	**21,602**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	94
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Issue of 2,199,769 shares to Meditech Research Limited for the further acquisition of the company.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (American Pharmaceutical Partners)	1,707	1,707
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	321	756
4.2	Deposits at call	2,104	1,534
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	19,177	23,944
	Total: cash at end of quarter (item 1.22)	**21,602**	**26,234**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Company Secretary

Date: 20th October 2006

Print name: Christopher Neal

Alchemia Limited

Investor Presentation

Asia Pacific Life Science Forum
October 2006

Chris Neal Chief Financial Officer

Alchemia

Disclaimer

Alchemia Limited does not make any representation or warranty as to the truth or accuracy, completeness, currency or reliability of any information provided to a potential investor or any other written or oral information made available to any potential investor or its advisers, and do not accept:

- any responsibility arising in any way for any errors in or omissions from any information or for any lack of accuracy, completeness, currency or reliability of any information made available; or

- any liability for any loss or damage suffered or incurred by the recipient or any other person as a result of or arising out of that person placing any reliance on the information or its accuracy, completeness, currency or reliability.

- The forecasts included in the presentation or any other written or oral forecasts made available to any potential investor or its advisers are not representations as to future matters. These forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, some, if not all, of which are outside the control of Alchemia Limited. No representation is made that any forecast will be achieved. Actual future events may vary significantly from the forecasts. Each potential investor should make and must rely on its own enquiries and investigations regarding the assumptions, uncertainties and contingencies which may affect Alchemia Limited's future operations and values and the impact that a variation of future outcomes may have on Alchemia Limited.

Alchemia

Investment overview

- Quality portfolio of late, mid and early stage development opportunities based on strong science and IP
- First product to market in late 2008
- Strong financial position provides flexibility in developing business
- A share price that has been oversold on the back of recent bad news, now satisfactorily resolved

Alchemia

Business overview

- ASX listed date since 2003 - capitalised at $A95 Million
- Business based on 3 distinct proprietary technologies
  - Synthesis of carbohydrates
  - Drug delivery platform (HyACT™)
  - Drug discovery platform (VAST™)

- Completed in Aug 06, the first public to public biotech acquisition in Australia (Meditech now 100% owned)
- $A26 million cash, $A13 million in approved government grants
- Balance of risks through the nature of the development portfolio
- Strong institutional and insider share ownership

Alchemia

Pipeline

- Full pipeline of early, mid and late stage opportunities
- Multiple short term partnership opportunities

	Discovery	Development			Product		
Therapeutic Area		Phase I	Phase II	Phase III	Regulatory	Market	Partners
Cardiovascular	Synthetic Heparin						Dow
Oncology	HyCAMP™					M	Novozymes
Oncology	ACL16907					A	-
Oncology	HyACT™ Antibodies					R	-
GPCRs	VAST™					K	Euroscreen
Infection	Antibacterials					E	-
Pain	VAST™					T	University of Queensland
Ophthalmology	VAST™						-

Alchemia

Synthetic Heparin – Alchemia's first product

- A generic version of GSK's antithrombotic Arixtra®
- Arixtra®'s patents expired in 2003, its market exclusivity expires in the US in Dec 06 and Europe in 2011
- Alchemia has a proprietary synthesis technology with patent protection until 2021
- The competitive advantage of this synthesis is based on fewer steps in the process and greater product yields, thus enhanced cost economics
- The complexity of the process means there is no other generic competition on the horizon at present

Alchemia

Arixtra®

- Arixtra® represents the 3rd generation of heparins
- Launched by Sanofi in 2003, acquired by GSK in 2004
- Sales to date have not met expectations most significantly because Arixtra® does not have the same approved indications as Lovenox®
- Final indication for ACS is likely to receive FDA approval in Q1 07 CY
- FDA is giving this priority review based on the strong safety data in ACS from the OASIS-5 and 6 trials compared to Lovenox® and unfractionated heparin
- The sales uptake for Arixtra® parallels Lovenox® history

Alchemia

Lovenox® sales history



Worldwide Lovenox Sales, $US million
3,000
2,500
2,000
1,500
1,000
500
0
All current approvals received
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Alchemia

Arixtra®

Monthly Arixtra Sales, US$ thousands



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
US
Top 5 Europe
3m average
3m average

Source: IMS

Alchemia

Arixtra®

"Despite its superior efficacy in VTE prophylaxis, compared with that of LMWH, fondaparinux experienced slow uptake likely because of its higher cost, a perceived increased risk of bleeding, and physicians' (particularly surgeons') conservatism with respect to new agents. ***Analogies can be drawn between fondaparinux's slow uptake and the similarly slow replacement of UH by LMWH;*** *other novel agents may also experience relatively slow uptake in these markets.*

Sales of fondaparinux will be tempered by an early patent expiration in 2007 in the United States and 2008 in Europe. However, ***we forecast a high level uptake of generic fondaparinux if it becomes available. As mentioned previously, fondaparinux has several advantages over LMWH's, and physicians interviewed by Decision Resources hold the agent in high regard, but sales have suffered because of its comparatively high price. Lowering the price would effectively remove this barrier.*** *Moreover, we believe, generic fondaparinux will compete very effectively with generic LMWH's as parent companies exploit questions about the comparability of generic LMWH's (see the "Heparins" section). Because fondaparinux is not of biological origin, it does not suffer from these problems. Alchemia, an Australian biotechnology company, has completed scale-up of its generic fondaparinux and announced its intention to file an abbreviated new drug application by the end of 2006. Therefore,* ***we expect generic fondaparinux to take patient and market share from the LMWH's from 2008 onward."***

Source: Decision Resources report on Venous Thromboembolism, Sept 2006

Alchemia

Status and timelines

- Scale-up manufacture at Dow completed in Q1 06
- Cost of goods estimates now satisfactorily finalised
- North American marketing agreement with APP terminated
- Now actively seeking a new marketing partner for North America as well as ROW (excl Europe)
- Commercial manufacture to commence in Q3 06 CY
- Alchemia to file ANDA by end of Q2 07 CY
- Plan to launch US (2008), AUS and other ROW (2008) Europe (2012)

Alchemia

HyCAMP™

- Hyaluronic Acid formulation of Camptosar® (irinotecan)
- Camptosar® sales (Pfizer) in 2005 = US$910M
- Currently completing Phase II trial in Australia
- Final data expected mid 2007
- Successfully completed a Phase I/IIa clinical trial
- Good safety profile with evidence for reduced toxicity
- IND (Investigational New Drug application) planned for mid-2007
- Expected to commence pivotal Phase III trial in 2008

Alchemia

VAST™ – Drug discovery technology

- Platform technology – multiple opportunities
- Well validated and commercially attractive targets – GPCRs
- Technology underpins programs in
  - Anticancer
  - Eye
  - Pain
  - Antibiotics
- First anticancer product into clinical trials 2007

Alchemia

Financials

• Cash on hand (June 06)	$A26.3 million
• Grants approved	$A13.6 million
• NPAT (05/06 FY to June)	$A(12.6 million)
• Net cash burn (05/06 FY to June)	$A11.2 million
• Capital structure	
• ordinary shares	141.1 million
• unlisted options	3.5 million @ 80 cents average
• top 20 own	64%

- 52 week price range $A1.63 (12 Oct 05) to $A0.51 (7 Sep 06)
- current price $A0.67 (Oct 3)

Alchemia

Investment overview

- Quality portfolio of late, mid and early stage development opportunities based on strong science and IP
- First product to market in late 2008
- Strong financial position provides flexibility in developing business
- A share price that has been oversold on the back of recent bad news, now satisfactorily resolved

Alchemia

End of Presentation

Investor Presentation

Asia Pacific Life Science Forum
October 2006

Chris Neal Chief Financial Officer

www.alchemia.com.au

cneal@alchemia.com.au

Alchemia

Alchemia Limited

Investor Presentation

Asia Pacific Life Science Forum
October 2006

Chris Neal Chief Financial Officer

Alchemia

Disclaimer

Alchemia Limited does not make any representation or warranty as to the truth or accuracy, completeness, currency or reliability of any information provided to a potential investor or any other written or oral information made available to any potential investor or its advisers, and do not accept:

•any responsibility arising in any way for any errors in or omissions from any information or for any lack of accuracy, completeness, currency or reliability of any information made available; or

•any liability for any loss or damage suffered or incurred by the recipient or any other person as a result of or arising out of that person placing any reliance on the information or its accuracy, completeness, currency or reliability.

•The forecasts included in the presentation or any other written or oral forecasts made available to any potential investor or its advisers are not representations as to future matters. These forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, some, if not all, of which are outside the control of Alchemia Limited. No representation is made that any forecast will be achieved. Actual future events may vary significantly from the forecasts. Each potential investor should make and must rely on its own enquiries and investigations regarding the assumptions, uncertainties and contingencies which may affect Alchemia Limited's future operations and values and the impact that a variation of future outcomes may have on Alchemia Limited.

Alchemia

Investment overview

- Quality portfolio of late, mid and early stage development opportunities based on strong science and IP
- First product to market in late 2008
- Strong financial position provides flexibility in developing business
- A share price that has been oversold on the back of recent bad news, now satisfactorily resolved

Alchemia

Business overview

- ASX listed date since 2003 - capitalised at $A95 Million
- Business based on 3 distinct proprietary technologies
    - Synthesis of carbohydrates
    - Drug delivery platform (HyACT™)
    - Drug discovery platform (VAST™)

- Completed in Aug 06, the first public to public biotech acquisition in Australia (Meditech now 100% owned)
- $A26 million cash, $A13 million in approved government grants
- Balance of risks through the nature of the development portfolio
- Strong institutional and insider share ownership

Alchemia

Pipeline

- Full pipeline of early, mid and late stage opportunities
- Multiple short term partnership opportunities

	Discovery	Development			Product		
Therapeutic Area		Phase I	Phase II	Phase III	Regulatory	Market	Partners
Cardiovascular	Synthetic Heparin						Dow
Oncology	HyCAMP™					M	Novozymes
Oncology	ACL16907					A	-
Oncology	HyACT™ Antibodies					R	-
GPCRs	VAST™					K	Euroscreen
Infection	Antibacterials					E	-
Pain	VAST™					T	University of Queensland
Ophthalmology	VAST™						-

Alchemia

Synthetic Heparin – Alchemia's first product

- A generic version of GSK's antithrombotic Arixtra®
- Arixtra®'s patents expired in 2003, its market exclusivity expires in the US in Dec 06 and Europe in 2011
- Alchemia has a proprietary synthesis technology with patent protection until 2021
- The competitive advantage of this synthesis is based on fewer steps in the process and greater product yields, thus enhanced cost economics
- The complexity of the process means there is no other generic competition on the horizon at present

Alchemia

Arixtra®

- Arixtra® represents the 3rd generation of heparins
- Launched by Sanofi in 2003, acquired by GSK in 2004
- Sales to date have not met expectations most significantly because Arixtra® does not have the same approved indications as Lovenox®
- Final indication for ACS is likely to receive FDA approval in Q1 07 CY
- FDA is giving this priority review based on the strong safety data in ACS from the OASIS-5 and 6 trials compared to Lovenox® and unfractionated heparin
- The sales uptake for Arixtra® parallels Lovenox® history

Lovenox® sales history

Worldwide Lovenox Sales, $US million



3,000
2,500
2,000
1,500
1,000
500
0
All current approvals received
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Alchemia

Arixtra®



Monthly Arixtra Sales, US$ millions
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
US
Top 5 Europe
3m average
3m average

Source: IMS

Alchemia

Arixtra®

"Despite its superior efficacy in VTE prophylaxis, compared with that of LMWH, fondaparinux experienced slow uptake likely because of its higher cost, a perceived increased risk of bleeding, and physicians' (particularly surgeons') conservatism with respect to new agents. ***Analogies can be drawn between fondaparinux's slow uptake and the similarly slow replacement of UH by LMWH;*** *other novel agents may also experience relatively slow uptake in these markets.*

Sales of fondaparinux will be tempered by an early patent expiration in 2007 in the United States and 2008 in Europe. However, ***we forecast a high level uptake of generic fondaparinux if it becomes available. As mentioned previously, fondaparinux has several advantages over LMWH's, and physicians interviewed by Decision Resources hold the agent in high regard, but sales have suffered because of its comparatively high price. Lowering the price would effectively remove this barrier.*** *Moreover, we believe, generic fondaparinux will compete very effectively with generic LMWH's as parent companies exploit questions about the comparability of generic LMWH's (see the "Heparins" section). Because fondaparinux is not of biological origin, it does not suffer from these problems. Alchemia, an Australian biotechnology company, has completed scale-up of its generic fondaparinux and announced its intention to file an abbreviated new drug application by the end of 2006. Therefore,* ***we expect generic fondaparinux to take patient and market share from the LMWH's from 2008 onward."***

Source: Decision Resources report on Venous Thromboembolism, Sept 2006

Status and timelines

- Scale-up manufacture at Dow completed in Q1 06
- Cost of goods estimates now satisfactorily finalised
- North American marketing agreement with APP terminated
- Now actively seeking a new marketing partner for North America as well as ROW (excl Europe)
- Commercial manufacture to commence in Q3 06 CY
- Alchemia to file ANDA by end of Q2 07 CY
- Plan to launch US (2008), AUS and other ROW (2008) Europe (2012)

Alchemia

HyCAMP™

- Hyaluronic Acid formulation of Camptosar® (irinotecan)
- Camptosar® sales (Pfizer) in 2005 = US$910M
- Currently completing Phase II trial in Australia
- Final data expected mid 2007
- Successfully completed a Phase I/IIa clinical trial
- Good safety profile with evidence for reduced toxicity
- IND (Investigational New Drug application) planned for mid-2007
- Expected to commence pivotal Phase III trial in 2008

Alchemia

VAST™ – Drug discovery technology

- Platform technology – multiple opportunities
- Well validated and commercially attractive targets – GPCRs
- Technology underpins programs in
  - Anticancer
  - Eye
  - Pain
  - Antibiotics
- First anticancer product into clinical trials 2007

Alchemia

Financials

• Cash on hand (June 06)	$A26.3 million
• Grants approved	$A13.6 million
• NPAT (05/06 FY to June)	$A(12.6 million)
• Net cash burn (05/06 FY to June)	$A11.2 million
• Capital structure	
• ordinary shares	141.1 million
• unlisted options	3.5 million @ 80 cents average
• top 20 own	64%

- 52 week price range $A1.63 (12 Oct 05) to $A0.51 (7 Sep 06)
- current price $A0.67 (Oct 3)

Alchemia

Investment overview

- Quality portfolio of late, mid and early stage development opportunities based on strong science and IP
- First product to market in late 2008
- Strong financial position provides flexibility in developing business
- A share price that has been oversold on the back of recent bad news, now satisfactorily resolved

Alchemia

End of Presentation

Investor Presentation

Asia Pacific Life Science Forum
October 2006

Chris Neal Chief Financial Officer

www.alchemia.com.au

cneal@alchemia.com.au

Alchemia

Alchemia

4 October 2006

ASX / MEDIA ANNOUNCEMENT

Arixtra® receives priority review by the FDA in acute coronary syndromes (ACS)

Australian drug development company Alchemia Limited (ASX: ACL) received further positive news for its Synthetic Heparin with the priority review for GlaxoSmithKline's (GSK) supplemental new drug application (sNDA) for Arixtra® in treating acute coronary syndromes (ACS) by the US Food and Drug Administration. The application is the result of two of the largest ever clinical trials in ACS, OASIS-5 and 6, which demonstrated significant safety benefits over currently used therapies including Lovenox® and unfractionated heparins.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said that the priority review process is an opportunity for Arixtra® to achieve a larger share of the heparin market sooner than anticipated. "Based on current FDA approval times, Arixtra® is now expected to be approved for all indications in quarter one of 2007," she said.

This marks a significant improvement on the original timetable for ACS of 2008. The median approval time for a standard review process is over 13 months (CDER 2005).

Dr Ramsdale said this highlights the significance for Alchemia's Synthetic Heparin, a generic version of Arixtra® as priority approvals are only sought for drugs that offer significant improvements compared with currently marketed products. The US Center for Drug Evaluation and Research (CDER) reported a total median approval time, including review, for priority drugs in 2005 of 6 months. As GSK lodged the sNDA for ACS on 31 July, it is expected that approval for ACS will be obtained in the first quarter of the 2007 calendar year.

Alchemia recently announced that it had agreed to terminate its Research & Development Collaboration Agreement with Abraxis Pharmaceutical Products (APP), resolving the uncertainty surrounding the collaboration. Alchemia expects to file an Abbreviated New Drug Application (ANDA) with the US FDA in the second quarter of 2007, to expedite the time to market, and is actively seeking a new North American marketing partner.

"With its safety and efficacy benefits over current heparin therapies, we expect our generic drug, Synthetic Heparin, to make significant in roads into the US$3.7 billion heparin drug market after launch," Dr Ramsdale said.

Attached to this document is the GSK release dated 2 October 2006.

ENDS

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

For further information:
Dr. Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

For business development information:
Dr Peter Smith
Director of Commercialization
Alchemia Limited
Tel: 61-7-3340-0213

About Alchemia Limited — www.alchemia.com.au
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company.

OASIS-5
In September 2005, results from the Arixtra® clinical trial, OASIS-5, found Arixtra® to be safer and as effective as the traditional drug (Lovenox®) in treating patients with acute coronary syndromes (ACS). The study involved over 20,000 patients across 41 countries making it the world's largest study on ACS. The study found Arixtra® reduced major bleeding by almost half, compared to Lovenox®, and also reduced mortality rates.

OASIS-6
In March 2006 the results of the large-scale Arixtra® trial (Organization to Assess Strategies for Ischaemic Syndrome) OASIS-6 demonstrated a significant risk reduction in death, or recurrent heart attack, in patients compared to standard therapy (unfractionated heparin or placebo). The study involved more than 12,000 patients and compared Arixtra® to standard therapy in ACS patients with STEMI (ST-segment elevation myocardial infarction).

ACS
Acute Coronary Syndromes (ACS) encompass a range of cardiac diseases including unstable angina, non ST-segment elevation myocardial infarction NSTEMI and STEMI. Over 2.4 million people in the US suffer form ACS each year.

GlaxoSmithKline

FDA grants priority review for Arixtra® (fondaparinux sodium) in the treatment of acute coronary syndromes

Pivotal trials of the anticoagulant Arixtra *submitted to FDA by GlaxoSmithKline*

PHILADELPHIA, PA, October 2, 2006 – GlaxoSmithKline plc [LSE and NYSE: GSK] announced today that the supplemental new drug application for its anticoagulant product *Arixtra*® (fondaparinux sodium) Injection has been accepted for priority review by the United States Food and Drug Administration. This application was based on positive results from two pivotal, Phase III trials (OASIS 5 and 6) that evaluated *Arixtra* in the treatment of a broad spectrum of patients with acute coronary syndromes (ACS). The sNDA was submitted on July 31, 2006.

The filing submission data included the OASIS 5 clinical trial results, which compared *Arixtra* to LOVENOX (enoxaparin)* in patients with UA/NSTEMI**[1], and OASIS 6, which compared *Arixtra* to standard therapies (unfractionated heparin or placebo) in STEMI*** patients[2].

"GSK is very encouraged by the FDA's decision, based on these two ground-breaking clinical trials with *Arixtra* in ACS," said Dr. Lawson Macartney, Senior Vice President, Cardiovascular and Metabolic Medicine Development Centre, GlaxoSmithKline. "This application supports our commitment to patients, physicians and the cardiovascular community. We look forward to building on our existing indications with *Arixtra* ."

ARIXTRA is not currently approved for patients with ACS in any country in the world.

Acute Coronary Syndromes

There are three main cardiac diseases that make up ACS conditions: unstable angina or chest pain, NSTEMI, and STEMI; the latter two are also known as heart attacks.[3,4] STEMI is a severe heart attack in which there is irreversible myocardial damage as a result of insufficient blood supply to the heart muscle (or myocardial ischemia).[4]

ACS accounts for about 2.5 million hospital admissions worldwide and are a major cause of mortality and morbidity in Western countries.[5] Approximately 3 million people worldwide are affected by ACS annually.[6,7] People presenting with these conditions have an increased immediate and long-term risk of recurrent heart attack and cardiac death.[8]

About *Arixtra*

Fondaparinux is the first in a class of antithrombotics that selectively inhibits Factor Xa, a central protein in the coagulation process. In the treatment of thrombosis, Factor Xa plays a central role in the generation of thrombin, a protein in blood that facilitates blood clotting.

Arixtra is currently approved in the U.S. for the prevention of VTE, which includes DVT and PE, in patients undergoing surgery for hip fracture (including extended prophylaxis), knee replacement, hip replacement, and in abdominal surgery patients who are at risk for thromboembolic complications. Additionally, *Arixtra* is indicated for the treatment of acute DVT when administered in conjunction with warfarin sodium and for the treatment of acute PE when administered in conjunction with warfarin sodium, when initial therapy is administered in the hospital.

For more information about *Arixtra* please visit www.gsk.com.

Important Safety Information

Contraindications

In Europeand the U.S., *Arixtra* is contraindicated in patients with severe renal impairment. In the U.S., *Arixtra* is also contraindicated in patients weighing less than 50 kg (less than 110 lbs) who are undergoing major surgery of the lower limbs and abdominal surgery. *Arixtra* is contraindicated in patients with active major bleeding, bacterial endocarditis, and patients with hypersensitivity to fondaparinux sodium.

GlaxoSmithKline

Warnings

When epidural/spinal anesthesia or spinal puncture is employed, patients anticoagulated with low-molecular-weight heparins, heparinoids or fondaparinux sodium are at risk of developing an epidural or spinal hematoma, which can result in long-term or permanent paralysis. The risk of these events may be higher with postoperative use of indwelling epidural catheters or concomitant use of drugs affecting hemostasis. Spinal/epidural anesthesia should not be used concurrently with *Arixtra* for the treatment of VTE (See BOXED warning in US Prescribing Information).

Arixtra is not intended for intramuscular administration.

Arixtra should be used with caution in all patient groups with increased risk of bleeding. This includes the elderly, and patients with moderate renal or severe hepatic impairment. In the EU, *Arixtra* should be used with caution in those patients weighing less than 50kg (less than 110lbs). *Arixtra* should not be co-administered with drugs that may increase the risk of bleeding.

The efficacy and safety of *Arixtra* in patients with heparin-induced thrombocytopenia type II has not been studied. Thrombocytopenia can occur during a treatment with *Arixtra* and if the platelet count falls below 100,000/mm^3, *Arixtra* should be discontinued.

About GlaxoSmithKline

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.

LOVENOX (enoxaparin) is the registered trademark of Sanofi-Aventis.

**UA (Unstable angina)/NSTEMI (Non-ST elevation myocardial infarction)

***STEMI (ST elevation myocardial infarction)

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Julian Clark
Date of appointment	18th September 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Alchemia

27 September 2006

ASX/MEDIA RELEASE

Alchemia satisfactorily resolves impasse with APP

Alchemia Limited (ASX: ACL) wishes to advise that it has today agreed in principle with Abraxis Pharmaceutical Products (APP) to terminate its Research and Development Collaboration Agreement, effective 90 days from today.

APP has agreed to return to Alchemia the heparin material in its possession and provide other project related data. Alchemia has agreed to repay the $US1.25million convertible loan from APP, made in respect of process development.

The termination is subject to the execution of a suitable legal release document.

Alchemia CEO, Dr Tracie Ramsdale said the termination of the APP agreement now allowed Alchemia to proceed with the US Regulatory filing (ANDA) in its own right and to seek an alternative marketing partner for the North American market.

"It is anticipated that the ANDA could be filed by the end of second quarter 2007. The cost for this filing is relatively minor and Alchemia will proceed with this in its own right to expedite the time to market", said Dr Ramsdale.

Alchemia is confident of securing a new marketing partner on attractive terms, said Dr Ramsdale. "The project is now at the low risk stage following the highly successful completion of the pilot scale manufacture at Dow earlier this year".

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Dr Ramsdale said the company is fully committed to the Synthetic Heparin program (a generic version of Arixtra®) and the market potential of its product. Arixtra® sales in the US have demonstrated an average quarterly growth of 20% over the last year. US sales for the first half of the 2006 calendar year (US$31m) were equivalent to sales for the full 2005 calendar year (US$36m).

ENDS

Further information: Dr Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 07 3340 0200

Released through and media enquiries:
Ms Stephanie Paul
Managing Director
Phillips Group
Tel: 07 3230 5000
Mobile: 0418 753 062

NOTE
* Sales data for Arixtra* obtained from IMS Health.

Alchemia

26 September 2006

ASX RELEASE

Mr Simon O'Brien
Senior Companies Adviser
Australian Stock Exchange
Brisbane

Dear Simon

RESIGNATION OF DR IAN NISBET

Alchemia advised that following the successful completion of the acquisition and integration of Meditech Research Limited, Dr Ian Nisbet, CEO of Meditech has announced his resignation in order to pursue other opportunities.

The Board of Alchemia would like to thank Ian for his efforts in supporting this process.

Yours faithfully

Christopher Neal
Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

18 September 2006

Mr Simon O'Brien
Senior Companies Adviser
Australian Stock Exchange
Brisbane

Dear Simon

Re: Changes to the Board of Directors of Alchemia Limited

Alchemia Limited (ASX: ACL) wishes to advise the market that it has appointed Dr Julian Clark as a Non-Executive Director to the Board.

Dr Julian Clark was previously a Non-Executive Director of Meditech Research Limited and has more than 25 years' international experience in the commercialisation of technologies in biotechnology, diagnostics, pharmaceuticals, instruments, fine chemicals and products for research.

Dr Clark is currently Head of Business Development at the Walter and Eliza Hall Institute in Melbourne, and Director of his own management consultancy. He has held a broad range of senior positions throughout Europe, Japan, North America, India and Australia including Pharmacia LKB Biotechnology (President), Biochrom (Chairman/Managing Director), and Faulding Pharmaceuticals (Chief Operating Officer).

Dr Clark holds a PhD in molecular genetics (University of Glasgow), an Honorary Doctorate (University of South Australia) and is a Fellow of the Australian Academy of Technological Sciences and Engineering.

In addition, Alchemia advises that it has today accepted the resignation of Non-Executive Director, Kevin Healey PhD.

Dr Healey has been a member of the Board of Alchemia since 1998 and has tendered his resignation to enable him to increase his commitment to a number of other professional pursuits.

The Board acknowledges and is grateful for the contribution Dr Healey has made over an eight year period to the Board of Alchemia.

Yours sincerely

Mel Bridges

Mel Bridges
Chairman – Alchemia Limited

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

4 September 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia reports completion of Synthetic Heparin pilot-scale manufacture, a strong cash position and clinical stage pipeline prospects

Financial results for the year

Alchemia Limited (ASX: ACL) today announced its audited financial results for the full year to 30 June 2006, showing a robust cash position of $26.2 million.

The company reported a net loss of $12.6 million for the 2006 financial year, up from $9.8 million in 2005. The higher level of operating loss for the year reflects lower grant income during the period as well as higher research and development expenditure. This higher R&D expenditure was primarily in respect of the costs for completion of the synthetic heparin pilot scale manufacture at Dow and the advancement of the company's pre clinical anti cancer program ACL 16907.

Grant revenue for the period of $0.8 million was $1.0 million lower than the previous year.

Operational performance and highlights for the year

CEO Dr Tracie Ramsdale said that the year had been one of substantial progress in the building of a sustainable business. She said the highlights were:

- Completion of the pilot-scale manufacture of Synthetic Heparin at Dow Chemical Company (Dow) in the US, confirming that Alchemia's proprietary manufacturing process can produce Synthetic Heparin at commercial scale. This resulted in a major reduction in the project's technical risks.
- Strong clinical trial results for Arixtra®, further demonstrating its safety and efficacy benefits over the current market leader, Lovenox®, in a number of indications.
- The significant enhancement of Alchemia's development portfolio following the acquisition of Meditech Research Limited, which provided both its exciting HyCAMP™ cancer program, just completing Phase II clinical trials, and its HyACT™ drug delivery technology. The combination of Alchemia and Meditech's development opportunities provides an extremely powerful vehicle for future value creation, a blend of products with both complementary risk aspects and product opportunities at various stages in the development cycle.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Whilst the sales results achieved to-date for Arixtra® by GlaxoSmithKline (GSK) have not met market expectations, Alchemia remains encouraged by the commercial prospects of Synthetic Heparin. Specifically Dr Ramsdale noted that:

- In September 2005, results from the Arixtra® ACS clinical trial, OASIS-5, found Arixtra® to be significantly safer than Lovenox® (reduced major bleeding by almost half) and also reduced mortality rates. Approval applications for ACS are expected to be lodged by GSK with the US FDA and European Commission this calendar year, with approval expected by 2008.
- Arixtra® received approval for another indication, prevention of venous thromboembolic events (VTE) in patients undergoing abdominal surgery, in the European Union (EU).
- Arixtra® remains on track to have received US regulatory approval for all of the same indications as currently approved for Lovenox®, the market leader, by 2008.
- Sales of Arixtra® for the six months to June 2006 were equal to sales for the entire 2005 calendar year. Worldwide sales are on schedule to approach $US 90 million for the full year, and
- Lovenox® experienced a slow uptake when it first entered the market in 1987, not achieving a billion dollars in annual sales until the year 2000 (2005 sales $US2.7 billion).

Prospects

On 28 August, Alchemia announced that its agreement with its North American marketing partner Abraxis Pharmaceutical Products (APP), had initiated a review of its current agreement. APP indicated that it was reviewing its future participation in the program and remains uncertain as to its intention to proceed with the program. Whilst Alchemia is working to resolve this uncertainty as soon as possible, in the event that APP elects not to proceed, Alchemia will seek to ensure an orderly transition to a new North American marketing partner.

Dr Ramsdale emphasised:

- Alchemia is fully committed to the Synthetic Heparin program and the company's available resources are focused towards advancing the program
- Alchemia is confident of securing of the necessary FDA approval, and obtaining a new North American partner, if necessary
- Alchemia remains convinced of the market potential of the product

Alchemia

Alchemia will continue discussions with global pharmaceutical marketing partners for Rest of World marketing of Synthetic Heparin, and remains confident of securing a new North American marketing partner if required.

The recent successful acquisition of Meditech has provided the company with later stage product development opportunities with a shorter time to market than Alchemia's early stage opportunities. Following a comprehensive review of the R&D portfolio and programs post-acquisition, Alchemia has decided to commence several clinical studies during the following twelve months. The company's highest priority will be to advance Meditech's lead oncology product HyCAMP™, subject to satisfactory results from the Phase II trial. Alchemia expects to receive the safety data from the recently closed HyCAMP™ Phase II trial by the end of the 2006 calendar year and efficacy data by June 2007. These results will be used to design further Phase I/II studies for HyCAMP™ in 2007 and a pivotal Phase III trial, which is expected to commence in the second half of 2008. Alchemia will also file an Investigational New Drug (IND) application for its VAST™ anticancer drug ACL16907.

This necessary prioritisation of resources means that expenditure on other early stage discovery programs will be curtailed. Due to a significant change in the Age-related Macular Degeneration (AMD) competitive landscape, with the US approval of the new AMD drug Lucentis™, Alchemia has reached the decision to limit R&D efforts in this disease area, although it will continue its Diabetic Retinopathy (DR) program. Alchemia expects to receive results of animal efficacy testing of its antibacterial compounds by December 2006 and will seek to partner this program once those results are available.

Dr Ramsdale said that the priority for the coming year was to resolve the current uncertainty regarding the US marketing of synthetic heparin promptly and put the program back on track to Abbreviated New Drug Application (ANDA) filing and market launch as soon as possible. The company was fortunate in that it has both a deep portfolio of development opportunities both at clinical trial stage and preclinical that will create future shareholder value and the financial capacity to take synthetic heparin forward in its own right if necessary.

Alchemia

For further information:
Dr Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 07 3340 0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Tel: 07 3250 5000

About Alchemia Limited – www.alchemia.com.au

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia recently acquired Melbourne-based biotechnology company Meditech Research Limited. Meditech is developing new cancer therapeutics based on its novel drug delivery technology that aims to improve the safety and efficacy of existing therapeutics.

HyCAMP™ is a proprietary formulation of irinotecan with hyaluronic acid, which is currently in Phase II clinical testing in metastatic colorectal cancer patients. It has previously been tested in a 12-patient, uncontrolled Phase I study, the results of which were presented at the American Association for Cancer Research (AACR) annual conference in April 2006. Although the number of patients in the Phase I study was not sufficient to draw any firm conclusions, treatment with HyCAMP™ showed a trend towards improved safety with maintained efficacy.

Alchemia

Alchemia Limited

ABN 43 071 666 334

Preliminary Final ASX Report
For the year ended
30 June 2006

ALCHEMIA LIMITED- ABN 43 071 666 334
Year ended 30 June 2006 ("current period")
(Previous corresponding period: Year ended 30 June 2005)

Results for announcement to the Market		% Change		2006 $000
Revenue from continuing operations	from	-19.58%	to	2,218
Net loss for the year	from	30.34%	to	12,732
Net loss for period attributable to members of the parent	from	29.04%	to	12,605
Dividends				
Interim dividend		-		-
Final dividends		-		-

Consolidated accumulated losses	Current period $000	Previous corresponding period Year ended 30 June 2005 $000
Accumulated losses at the beginning of the financial period	(35,997)	(26,229)
Net loss attributable to members	(12,605)	(9,768)
Accumulated losses at the end of the financial period	(48,602)	(35,997)

Earnings per share (EPS)	Current period	Previous corresponding period Year ended 30 June 2005
Basic EPS	(10.7 cents)	(9.6 cents)
Diluted EPS	(10.7 cents)	(9.6 cents)
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	117,635,526	103,291,873

NTA backing	Current period	Previous corresponding period Year ended 30 June 2005
Net tangible asset backing per ordinary share	11.66 cents	13.51 cents

Comments by directors

The company reported a net loss of $12.6 million for the 2006 financial year, up from $9.8 million in 2005. The higher level of operating loss for the year reflects lower grant income during the period as well as higher research and development expenditure. This higher R&D expenditure was primarily in respect of the costs of completing the synthetic heparin pilot scale manufacture at Dow and the extensive program on the company's pre clinical anti cancer program ACL 16907.

Grant revenue for the period of $0.8 million, was $1.0 million lower than the previous year.

Audit report

The results as reported are based on financial statements which have been audited.

Signed

Tracie Ramsdale
CEO and Managing Director

Dated 4 September 2006

Directors' Report Year Ended 30 June 2006

Your Directors present their report for the financial year ended 30 June 2006 on the consolidated entity consisting of Alchemia Limited as an individual entity and the consolidated entity consisting of Alchemia Limited and the entities it controlled during or at the end of the financial year.

Directors

At the date of the report, the Directors are:

M Bridges (Chairman)
TE Ramsdale (Managing Director and Chief Executive Officer)
Professor P Andrews A.O.
K Healey (Alternate N Mathiou until 1 August 2005, Alternate R Watson from 20 March 2006)
E Malta
N Withnall

Directors' qualifications, experience, special responsibilities and period in office are set out below. During the year, there were no appointments or resignations of Directors.

Mel Bridges BAppSc FAICD

Non-Executive Chairman

Mel Bridges joined the Alchemia Board as Non-Executive Chairman in September 2003. He has over 30 years experience in the biotechnology and healthcare industries. During this period, Mel founded and managed successful diagnostics, biotechnology and medical device businesses.

During the last three years Mel has been a director of the following listed companies:

- Peptech Limited (Chairman)
- Meditech Research Limited (Chairman)

Mel is a member of Alchemia's Audit and Risk Committee and a Fellow of the Australian Institute of Company Directors.

Tracie Ramsdale PhD

Chief Executive Officer and Managing Director

Tracie Ramsdale is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors.

During the last three years Tracie has been a director of the following listed company:

- Meditech Research Limited

Peter Andrews AO PhD
Non-Executive Director
Professor Peter Andrews is one of the founders of Alchemia and has been a Board member since November 1995. He holds the position of Queensland Chief Scientist, and is also a member of the Federal Government's IR&D Board. Peter is Chairman of a private bio-business consulting company, and a Board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past 20 years, during which he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology companies Biota Holdings Limited and Agen Limited.

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

He is a member of Alchemia's Remuneration Committee.

Kevin Healey PhD
Non-Executive Director
Kevin Healey joined the Board in January 1998. He is a founder and former Managing Director and Chief Executive of Cytopia Limited.. Prior to forming Cytopia, Kevin provided consulting advice to the biotechnology industry. Robert Watson was appointed as an alternate Director to Dr Healey on 20 March 2006. Kevin is Chairman of Alchemia's Remuneration Committee and a member of the Audit and Risk Committee.

During the last three years Kevin has been a director of the following listed company:

- Cytopia Limited

Errol Malta PhD FAICD
Non-Executive Director
Errol Malta joined the Board in October 2003. He has more than 17 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, US, where he was Product Development Team Leader. In this role Errol was responsible for drug development and commercialisation of a number of different drugs in the US, Europe and Japan. He was responsible for five successful IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, and a number of Phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne Office of Amgen Australia.

Errol is a PhD graduate of the University of Melbourne and a fellow of Australian Institute of Company Directors. He has successfully completed the UCLA (Anderson School) Executive Program in Management.

During the last three years Errol has been a director of the following listed company:

- Avexa Limited

Errol is a member of Alchemia's Remuneration Committee and Chairman of its Clinical Advisory Committee.

Nerolie Withnall BA LLB FAICD
Non-Executive Director
Nerolie Withnall joined the Board in October 2003. She is a former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane.

During the last three years Nerolie has been a director of the following listed companies:

- QM Technologies Limited (Chairman)
- Campbell Brothers Limited
- Pan Australian Resources Limited.

She is also a member of the Senate of the University of Queensland and a Director of Queensland's Major Sports Facilities Authority, The Brisbane Institute, the National Seniors Foundation and a number of privately owned companies. She is Deputy President of the Takeovers Panel, a member of the Corporations and Markets Advisory Committee and a Councillor of the Australian National Maritime Museum.

Nerolie is Chairman of Alchemia's Audit and Risk Committee.

Secretary
CA Neal
The Secretary's qualifications and experience are set out below.

Christopher Neal B.Com, CA
Chief Financial Officer and Company Secretary
Chris Neal joined Alchemia in 2003. Chris is responsible for human resources, IT, facilities and quality management program as well as the finance and company secretarial functions. Prior to joining the company, he was an Executive Director of the London Stock Exchange listed resources group, Navan Mining PLC (1997 to 2002). From 1982 to 1986 he was Finance Director for the Australian operations of Gencor, (subsequently Billiton, now part of BHP Billiton) and from 1986 to 1996 he was an Executive Director of its then affiliate, ASX listed, Consolidated Rutile Limited. Chris is a director of Meditech Research Limited.

Corporate Governance
Details of Alchemia's corporate governance policies and procedures including information about Board Committees are set out in the section of this report entitled "Corporate Governance".

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

Member	Board of Directors Meetings		Committee meetings			
			Audit & Risk		Remuneration	
	Held	Attended	Held	Attended	Held	Attended
M Bridges	17	17	2	2	-	-
TE Ramsdale	17	17	-	-	-	-
P Andrews	17	15	-	-	2	2
K Healey	17	13	2	2	2	2
E Malta	17	16	-	-	2	2
N Withnall	17	16	2	2	-	-

Neither Messrs Mathiou nor Watson as alternate for Kevin Healey attended any board or committee meetings during the year.

Directors' relevant interest in Alchemia securities

Director	Shares		Options
	Beneficial	Non-beneficial	Beneficial
M Bridges	51,348	-	-
TE Ramsdale	1,130,168	-	1,609,781
P Andrews	3,993,323	-	-
K Healey	-	-	-
E Malta	33,374	-	-
N Withnall	-	-	-

Options
Under the company's remuneration policy, Non-Executive Directors do not receive options. Details of options granted to key management personnel and exercised during the year are set out in the Remuneration report section.

Corporate structure
Alchemia Limited is a company limited by shares that is incorporated and domiciled in Australia. Alchemia Limited has prepared a consolidated financial report incorporating subsidiaries Alchemia Inc. (incorporated and domiciled in USA) and Meditech Research Limited

Principal activities
Alchemia Limited, established in 1995, is a biotechnology company developing new human therapeutics based on its proprietary drug discovery and synthesis technologies. During the year the company acquired control of Meditech Research Limited (Meditech), an Australian listed company involved in the development of oncology targeted therapeutics. There were, apart from the acquisition of Meditech, no other significant changes in the nature of activities during the financial year.

Review of operations
(1) Financial performance
The company reported a net loss of $12.6 million for the 2006 financial year, up from $9.8 million in 2005. The higher level of operating loss for the year reflects lower grant income during the period as well as higher research and development expenditure. This higher R&D expenditure was primarily in respect of the costs of completing the synthetic heparin pilot scale manufacture at Dow and the extensive program on the company's pre clinical anti cancer program ACL 16907.

Grant revenue for the period of $0.8 million was $1million lower than the previous year.

(2) Operational performance

The year has been one of substantial progress in the building of a sustainable business. The highlights included:

- Completion of the pilot-scale manufacture of Synthetic Heparin at The Dow Chemical Company (Dow) in the US, confirming that Alchemia's proprietary manufacturing process can produce Synthetic Heparin at commercial scale. This resulted in a major reduction in the project's technical risks.
- Strong clinical trial results for Arixtra®, further demonstrating its safety and efficacy benefits over the current market leader, Lovenox® in a number of indications.
- The significant enhancement of Alchemia's development portfolio following the acquisition of Meditech Research Limited, which provided both its exciting HyCAMP™ cancer programme, just completing Phase II clinical trials, and its HyACT™ drug delivery technology. The combination of Alchemia and Meditech's development opportunities provides an extremely powerful vehicle for future value creation, a blend of products with both complementary risk aspects and providing product opportunities at various stages in the development cycle.

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this report.

Matters subsequent to the end of the financial year

Since the end of the financial year the company has completed the acquisition of 100% of the ordinary shares of Meditech following its off market offer for the company. Meditech became a wholly owned subsidiary of Alchemia on 1 September 2006.

On 28 August 2006 the company announced that its North American marketing partner Abraxis Pharmaceutical Products (APP) is reviewing its future participation in the synthetic heparin program. The directors have not been provided with definitive reasons for this review or the length of time that APP anticipates it may take.

The Directors are not aware of any other matter or circumstance not otherwise dealt with in this report that has significantly or may significantly affect the operations of Alchemia.

Financial position, outlook and future needs

The financial position, outlook and future needs are set out in the consolidated financial statements in the section of the report entitled "Financial Statements".

Likely developments

Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees

As at the 30 June 2006, Alchemia including its subsidiary Meditech had a total of 41 employees (2005: 33 employees).

Dividends

The company did not declare or pay any dividends during the financial year.

Insurance and indemnification of Directors and Officers

During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith
b) liability for costs and expenses incurred by the person:
    i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
    ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

Environmental regulations and performance

Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company has not formed a tax consolidated group at 30 June 2006.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Remuneration report

This report forms part of the Directors' statutory report for the year ended 30 June 2006.

This report provides an outline of Alchemia's policy for determining remuneration for Directors, Executives and staff. The report includes the nature and amount of the remuneration for each Director and the company Executives.

Remuneration committee
The composition and functions of this committee which oversees remuneration issues are set out in the section Corporate Governance".

Remuneration policy
The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of Directors, Executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience;
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards;
- Align rewards of management to those of shareholders;
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure
The remuneration structure is in two parts:

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the 2004 annual general meeting in November 2004.
The key features of the Executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent (40 percent for the Chief Executive Officer) of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous 12 months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

Alchemia Limited TSR vs. comparator group :	
<below median	0% of max entitlement
> above median	50% of max entitlement
3rd quartile pro rata	50-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

The comparator companies for determination of the TSR are:

- Amrad Corporation Limited
- Antisense Therapeutics Limited
- Avantogen Limited
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Gropep Limited
- Meditech Research Limited
- Metabolic Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The Board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that Executive's annual review to qualify.
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2006 the details of the entitlement and award of incentive payments to the Chief Executive Officer and key management personnel executives were as set out below.

	Incentive	
	Awarded	Forfeited
Director:		
Tracie Ramsdale- Chief Executive Officer	TBD[1]	-
Key management personnel - Executives:		
Christopher Neal- Chief Financial Officer	100%	-
Peter Smith - Director of Commercialisation	0%[2]	-
Ian Nisbet - Director of Oncology	Not eligible[3]	-
Michael West- Director of Intellectual Property and Technology Transfer	70%	30%
Wim Meutermans- Director- Research	100%	-
Tracey Brown - Head of Preclinical Development	Not eligible[3]	-

There is no entitlement to future incentive payments in respect of the 2006 financial year under the Executive plan

For other employees the key features of their incentives are:

- A maximum annual incentive of up to five percent of their salary, payable in cash;
- A maximum entitlement to $1000 in value of shares;
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the Executive plan.

In addition to the above formal entitlements under the executive and employees incentive schemes the Board may also allocate options under the Officers and Employees Share Option Scheme to employees who have demonstrated exceptional performance in a year. 50,000 Options were granted to 5 employees during the year pursuant to this discretion

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.
The following table indicates Alchemia Limited's performance and their relationship to executive remuneration. The company is a development stage company which has not yet achieved profitability. Accordingly the most appropriate measure of company wide performance is considered to be Total Shareholder Performance (TSR) and as the company has not paid dividends TSR represents entirely capital appreciation of the company's ordinary shares.

	2006	2005
Average share price	$1.127	$0.66
Percentile ranking of TSR against comparator group	89	76
% increase in fixed remuneration	11.5%	13.9%
% increase in total remuneration	22.7%	11.3%

[1] As at the date of signing of this report the directors had not determined the incentive entitlement in respect of the year ended 30 June 2006 to be awarded.
[2] Peter Smith joined the company in May 2006 and therefore was not considered for an incentive entitlement in respect of the year to 30 June 2006.
[3] Ian Nisbet and Tracey Brown as executives of Meditech were not eligible to participate in the Alchemia executive incentive for the year ended 30 June 2006. No incentive entitlement were made nor accrued to Ian Nisbet or Tracey Brown as a result of their employment with Meditech in respect of the year ended 30 June 2006.

Alchemia Limited's share price since 1 July 2005 has been:


ACL Share Price vs Comparator Group 2006
ACL
Comparator Group
ACL Share Price
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06
Dates

Remuneration of Non-Executive Directors

Shareholders approve the maximum aggregate remuneration for Non-Executive Directors. The remuneration committee considers the level of remuneration required to attract and retain Directors with the necessary skills and experience for the Alchemia Board. This remuneration is reviewed annually with regard to market practice, relativities and Director duties and accountability.

Non-Executive Directors' fees are determined within an aggregate Director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for Directors is $300,000, approved by shareholders in 2003. Following a review of Directors' remuneration in June 2005, the remuneration committee approved increases to the base fees from 1 July 2005. For the year ended 30 June 2006 the chairman received an annual fee of $66,000 (2005: $60,000) and other Non-Executive Directors $36,750 (2005: $35,000) per annum.

The sum of Directors' fees fall within the aggregate fee pool approved in 2003. Consulting fees paid to Errol Malta for services to the company in additional to his role as non executive director are not considered to form part of this aggregate pool. No equity incentives are offered to Non-Executive Directors. No additional fees are are generally paid to Directors for participating on Board committees, although during the year fees were paid to Nerolie Withnall for specific and non recurring Board committee duties she undertook for the company . There are no retirement allowances payable to Non-Executive Directors, however all Non-Executive Directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

Chief Executive Officer remuneration and service contract

Tracie Ramsdale is employed under an employment contract, expiring in October 2006. Her contract is for a fixed annual salary of $279,617 plus superannuation at the rate of nine percent together with an annual performance based short term incentive. The salary is subject to annual review and Board approval. The performance based incentive, which has a maximum payout of 40 percent of fixed annual salary, is assessed against individual and company performance and subject to annual review and Board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of her existing contract, the company is required to give six months notice of termination, or payment in lieu of notice.

Key Management Personnel service contracts

Each of the Executives has a service contract with the company. The principal terms of each of these contracts is set out below:

Executive	Peter Smith	Christopher Neal	Michael West	Wim Meutermans	Ian Nisbet	Tracey Brown
Position	Director of Commercialisation	Chief Financial Officer and Company Secretary	Director of Intellectual Property and Technology Transfer	Director of Research	Chief Executive of Meditech and Director of Oncology	Chief Scientific Officer of Meditech and Head of Preclinical Development.
Base salary	Base salary is subject to remuneration committee approval and reviewed annually in June					
Superannuation	Superannuation guarantee contribution of 9%					
Incentive arrangements	Annual bonus of 30% of salary subject to the company achieving performance objectives in the first instance and then achievement of individual performance objectives				Meditech had no formally approved incentive scheme. As from 1 July 2006 all Meditech employees will become entitled to participate in the respective Alchemia incentive scheme, relevant to their position within the company. Ian Nisbet & Tracey Brown will be entitled to participate in the executive incentive scheme.	
Length of contract	3 years, expiring on 22nd May 2009	3 years, expiring on 7th September 2006	3 years, expiring on 30th November 2006	3 years, expiring on 31st March 2008	No fixed term	No fixed term
Notice period						
- employee	Two months	Six months	Six months	Six months	Six months	Six months
- termination by company	Two months	Six months	Six months	Six months	Twelve months	Six months

Alchemia Directors' Report Year Ended 30 June 2006

Key Management Personnel (Table 1)

Compensation of Key Management Personnel (Consolidated) for the year-ended 30 June 2006 & 30 June 2005.

	Short term employee benefits				Post employment		Share-based payments		Total	%
	Salary & Fees	Cash Bonus	Non monetary Benefits	Long sevice leave accrued	Superannuation Contributions	Retirement Benefits	Options	Shares		performance related
	$	$	$	$	$	$	$	$	$	
Directors										
Mel Bridges										
2006	66,000	-	-	-	-	-	-	-	66,000	n/a
2005	60,000	-	-	-	-	-	-	-	60,000	n/a
Tracie Ramsdale										
2006	279,617	4,264	-	46,135	24,999	-	156,204	26,998	538,717	34.89%
2005	264,689	20,000	-	33,828	23,822	-	156,204	-	498,543	35.34%
Peter Andrews										
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
2005	35,000	-	-	-	3,150	-	-	-	38,150	n/a
Kevin Healey										
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
2005	35,000	-	-	-	3,150	-	-	-	38,150	n/a
Errol Malta[4]										
2006	171,629	-	-	-	3,308	-	-	-	174,937	n/a
2005	115,895	-	-	-	3,150	-	-	-	119,045	n/a
Nerolie Withnall[5]										
2006	46,750	-	-	-	4,207	-	-	-	50,957	n/a
2005	35,000	-	-	-	3,150	-	-	-	38,150	n/a
Executives										
Tracey Brown[6]										
2006	16,281	-	399	3,574	2,678	-	-	-	22,932	-
2005	-	-	-	-	-	-	-	-	-	-
Julian Dyszynski										
2006	-	-	-	-	-	-	-	-	-	-
2005	195,759	-	9,201	-	10,707	-	72,228	-	287,895	25.09%
Judy Halliday										
2006	-	-	-	-	-	-	-	-	-	-
2005	84,892	-	-	7,215	7,640	-	-	-	99,747	-
Wim Meutermans										
2006	139,822	1,734	-	17,013	12,584	-	1,942	9,827	182,922	7.38%
2005	128,440	20,000	-	13,093	13,360	-	28,176	-	203,069	23.72%
Christopher Neal										
2006	169,926	2,232	-	9,358	15,293	-	76,020	12,647	285,476	31.84%
2005	165,311	-	-	5,865	14,878	-	76,020	-	262,074	29.01%
Ian Nisbet[7]										
2006	28,016	-	-	6,535	1,421	-	-	-	35,972	-
2005	-	-	-	-	-	-	-	-	-	-
Peter Smith[8]										
2006	23,077	-	-	523	2,077	-	-	-	25,677	-
2005	-	-	-	-	-	-	-	-	-	-
Michael West										
2006	132,036	1,734	1,650	22,195	11,883	-	971	9,827	180,296	6.95%
2005	128,440	20,000	6,042	19,075	13,360	-	14,088	-	201,005	16.96%
Total Remuneration										
2006	1,146,654	10,464	2,049	105,393	85,066	-	235,137	59,299	1,844,002	18.55%
2005	1,248,426	60,000	15,243	79,076	96,367	-	346,716	-	1,845,828	23.04%

[4] Includes fees as a non executive director as well as remuneration from the company in respect of consulting services he provided during the year and as chairman of the company's Clinical Advisory Committee.
[5] Includes fees as non executive director as well as additional fees paid during the year for specific non recurring board committee duties.
[6] Remuneration since Alchemia acquired control of Meditech on 29 May 2006.
[7] Remuneration since Alchemia acquired control of Meditech on 29 May 2006.
[8] Joined the company on 22 May 2006

The amount included above in respect of options under the share based payments component of remuneration represents the amortisation over the expected life of the option of the fair value of the option at the date of grant. No options were granted as remuneration during the year. The fair value of the cash settled options is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted.

The following table lists the inputs:

	2006	2005
Expected volatility (%)	61.9-68.4	61.9-68.4
Risk free interest rate (%)	5.55-6.09	5.55-6.09
Expected life of options (years)	3	3
Dividend yield (%)	0	0
Option exercise price ($)	0.36-0.95	0.36-0.95
Weighted average share price at grant date ($)	0.70	0.70

Key Management Personnel - Compensation options: Granted and vested during the year (Table 2)

30 June 2006	Vested No.	Granted No.	Grant Date	Fair Value per option at grant date ($)	Exercise price per option ($)	Expiry Date	First Exercise Date	Last Exercise Date
			Terms & Conditions for each Grant					
Directors								
Tracie Ramsdale	-	-	-	-	-	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Wim Meutermans	134,148	-	-	-	-	-	-	-
Christopher Neal	-	-	-	-	-	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Peter Smith	-	-	-	-	-	-	-	-
Michael West	67,074	-	-	-	-	-	-	-
Total	201,222	-						

30 June 2005	Vested No.	Granted No.	Grant Date	Fair Value per option at grant date ($)	Exercise price per option ($)	Expiry Date	First Exercise Date	Last Exercise Date
			Terms & Conditions for each Grant					
Directors								
Tracie Ramsdale	357,729	-	-	-	-	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Wim Meutermans	-	-	-	-	-	-	-	-
Christopher Neal	-	-	-	-	-	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Peter Smith	-	-	-	-	-	-	-	-
Michael West	44,716	-	-	-	-	-	-	-
Total	402,445	-						

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Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our audit of the financial report of Alchemia Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

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Partner
4 September 2006

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax and R&D services and advice to the company	$ 29,355

This report is made in accordance with a resolution of the Directors of the Board.

M Bridges
Chairman

TE Ramsdale
Managing Director and Chief Executive Officer

Signed at Brisbane on 4 September 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Alchemia Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Alchemia Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" disclosed as "Remuneration structure" on pages 10 and 11, "Remuneration of non-executive directors" and "Key management personnel service contracts" on pages 13 and 14, and Tables 1 and 2 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

ERNST & YOUNG

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion:

1. the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained in "Remuneration Report" under the headings "Remuneration structure" on pages 10 and 11, "Remuneration of non-executive directors" and "Key management personnel service contracts" on pages 13 and 14 and Tables 1 and 2 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Winna Brown

Winna Brown
Partner
Brisbane
4 September 2006

Alchemia

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Alchemia Limited, I state that:

(1) In the opinion of the Directors:

(a) The financial statements and notes, and the additional disclosures included in the directors report and designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

TE Ramsdale
Director

Brisbane, 4 September 2006

Alchemia

Financial Statements

Income Statement

FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		ALCHEMIA LIMITED	
	Note	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
Continuing operations					
Interest income		1,379	969	1,372	968
Grants received		813	1,789	755	1,789
Other Income		26	-	26	-
Total income		2,218	2,758	2,153	2,757
Depreciation and amortisation	3a	(1,147)	(1,207)	(1,031)	(1,207)
Payroll and staff expenses	3b	(4,243)	(3,241)	(3,916)	(3,020)
Business development		(649)	(734)	(895)	(955)
Finance costs		(3)	(5)	(4)	(4)
Research and development costs		(6,450)	(4,997)	(6,230)	(4,997)
Administration and corporate expenses		(1,658)	(1,425)	(1,561)	(1,425)
Rent and occupancy expense		(517)	(486)	(500)	(486)
Share based payment expense	3b	(382)	(421)	(382)	(421)
Other expense		(11)	(10)	7	(9)
Loss before income tax		(12,842)	(9,768)	(12,359)	(9,767)
Income tax (expense)/benefit	4	110	-	-	-
Loss from continuing operations		(12,732)	(9,768)	(12,359)	(9,767)
Net loss for the year		(12,732)	(9,768)	(12,359)	(9,767)
Net loss attributable to minority interest		(127)	-	-	-
Net loss attributable to members of the parent		(12,605)	(9,768)	(12,359)	(9,767)
Earnings per share (cents per share)					
- Basic earnings/(loss) per share (cents)	5	(10.7)	(9.6)		
- Diluted earnings/(loss) per share (cents)	5	(10.7)	(9.6)		
Dividends per share (cents)		-	-		

The above income statement should be read in conjunction with the accompanying notes.

Balance Sheet

FOR THE YEAR ENDED 30 JUNE 2006

	Note	CONSOLIDATED		ALCHEMIA LIMITED	
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	6	11,603	2,059	10,990	2,048
Term deposits		14,631	13,729	14,631	13,729
Trade and other receivables	7	291	348	226	318
Other current assets	8	195	154	140	154
TOTAL CURRENT ASSETS		26,720	16,290	25,987	16,249
NON-CURRENT ASSETS					
Property, plant and equipment	9	1,066	1,488	970	1,488
Intangible assets and goodwill	10	24,377	-	-	-
Other financial assets	11	-	-	15,428	2
Deferred tax assets		136	-	58	-
TOTAL NON-CURRENT ASSETS		25,579	1,488	16,456	1,490
TOTAL ASSETS		52,299	17,778	42,443	17,739
LIABILITIES					
CURRENT LIABILITIES					
Trade and other payables	12	3,893	2,755	1,990	2,747
Deferred revenue		178	-	165	-
Provisions	13	322	210	218	196
Interest-bearing liabilities		-	2	-	2
Convertible debt	14	1,707	-	1,707	-
TOTAL CURRENT LIABILITIES		6,100	2,967	4,080	2,945
NON-CURRENT LIABILITIES					
Provisions	13	248	169	218	169
Convertible debt	14	-	628	-	628
Deferred tax liability		5,525	-	58	-
TOTAL NON-CURRENT LIABILITIES		5,773	797	276	797
TOTAL LIABILITIES		11,873	3,764	4,356	3,742
NET ASSETS		40,426	14,014	38,087	13,997
EQUITY					
Equity attributable to equity holders of the parent					
Contributed equity	15a	84,959	48,991	84,959	48,991
Shares to be issued		99	-	99	-
Reserves	15b	1,340	1,020	1,402	1,020
Accumulated losses		(48,602)	(35,997)	(48,373)	(36,014)
PARENT INTERESTS		37,796	14,014	38,087	13,997
MINORITY INTERESTS		2,630	-	-	-
TOTAL EQUITY		40,426	14,014	38,087	13,997

The above balance sheet should be read in conjunction with the accompanying notes.

Statement of Changes in Equity

FOR THE YEAR ENDED 30 JUNE 2006

Consolidated	Issued Capital	Shares to be Issued	Retained Earnings	Reserves	Total	Minority Interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2004	47,219	1,168	(26,229)	600	22,758	-	22,758
Total income/expense for the period	-	-	(9,768)	-	(9,768)	-	(9,768)
Exercise of options	57	-	-	-	57	-	57
Issue of ordinary shares	1,715	(1,168)	-	-	547	-	547
Cost of share-based payment	-	-	-	420	420	-	420
At 30 June 2005	**48,991**	**-**	**(35,997)**	**1,020**	**14,014**	**-**	**14,014**
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,605)	-	(12,605)	(127)	(12,732)
Total income/expense for the period	(498)	-	(12,605)	-	(13,103)	(127)	(13,230)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - Executive and employee Incentive Plans Shares	128	-	-	-	128	-	128
Issuance of shares - Private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - Share Purchase Plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	5,805	17,054
Acquisition of minority interest - Meditech	3,010	99	-	(62)	3,048	(3,048)	-
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,602)**	**1,340**	**37,796**	**2,630**	**40,426**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of Changes in Equity

FOR THE YEAR ENDED 30 JUNE 2006

Parent	Issued Capital	Shares to be Issued	Retained Earnings	Reserves	Total	Minority Interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2004	47,219	1,168	(26,247)	600	22,740	-	22,740
Total income/expense for the period	-	-	(9,767)	-	(9,767)	-	(9,767)
Exercise of options	57	-	-	-	57	-	57
Issue of ordinary shares	1,715	(1,168)	-	-	547	-	547
Cost of share-based payment	-	-	-	420	420	-	420
At 30 June 2005	**48,991**	**-**	**(36,014)**	**1,020**	**13,997**	**-**	**13,997**
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,359)	-	(12,359)	-	(12,359)
Total income/expense for the period	(498)	-	(12,359)	-	(12,359)	-	(12,359)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - Executive and employee Incentive Plans Shares	128	-	-	-	128	-	128
Issuance of shares - Private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - Share Purchase Plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	-	11,249
Acquisition of minority interest - Meditech	3,010	99	-	-	3,110	-	3,110
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,373)**	**1,402**	**38,087**	**-**	**38,087**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statement

FOR THE YEAR ENDED 30 JUNE 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from grants		920	2,387	920	2,387
Payments to suppliers and employees		(14,092)	(10,399)	(13,863)	(10,390)
Other income received		26	-	26	-
Interest received		1,278	969	1,372	968
Interest paid		(3)	(5)	-	(4)
NET CASH FLOWS FROM OPERATING ACTIVITIES	6	(11,872)	(7,048)	(11,545)	(7,039)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment	9	(512)	(74)	(513)	(74)
Payment for acquisition of subsidiary	11	264	-	(661)	-
Loan to subsidiary	11	(402)	-	(405)	-
Net purchases of short term deposits		(902)	(2,851)	(902)	(2,851)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(1,552)	(2,925)	(2,481)	(2,925)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares	15	22,206	1,772	22,206	1,772
Drawdown under convertible loan facility	14	1,079	628	1,079	628
Payment of share issue costs		(498)	-	(498)	-
Repayments of finance lease principal		(2)	(183)	(2)	(183)
Receipt of funds held on deposit		183	288	183	288
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		22,968	2,505	22,968	2,505
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		9,544	(7,468)	8,942	(7,459)
Cash and cash equivalents at beginning of period		2,059	9,527	2,048	9,507
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	11,603	2,059	10,990	2,048

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

1. CORPORATE INFORMATION

The financial report of Alchemia Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 4 September 2006 and covers Alchemia Limited as an individual entity as well as the consolidated entity consisting of Alchemia Limited and its subsidiaries as required by the Corporations Act 2001.

The financial report is presented in the Australian currency.

Alchemia Limited is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 19 and in the Directors Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared in accordance with the historical cost convention.

The financial report is presented in the Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, including Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.* The Company has adopted the exemption under AASB 1 *First -time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 21.

Except for the revised AASB119 Employee Benefits (issued December 2005), Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard[i]	Application date for Group
2004-3	AASB 1: *First-time adoption of AIFRS*, AASB 101: *Presentation of Financial Statements* and AASB 124: *Related Party Disclosure*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

[i] Application date is for the annual reporting periods beginning on or after the date shown in the above table.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard[ii]	Application date for Group
2005-5	AASB 1: *First-time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
New standard	AASB *119 Employee Benefits*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
New standard	AASB *7 Financial Instruments: Disclosures*	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

The following amendments are not applicable to the Group and therefore have no impact.

AASB Amendment	Affected Standards (s)
2005-2	AASB 1023: *General Insurance Contracts*
2005-4	AASB 139: *Financial Instruments: Recognition and Measurement*, AASB132: *Financial Instruments: Disclosure and Presentation*, AASB 1: *First-time adoption of AIFRS*, AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*
2005-9	AASB 4: *Insurance Contracts*, AASB 1023: *General Insurance Contracts*, AASB 139: *Financial Instruments: Recognition and Measurement* and AASB132: *Financial Instruments: Disclosure and Presentation*
2005-12	AASB 1038: *Life Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005-13	AAS 25: *Financial Reporting by Superannuation Plans*

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Alchemia Limited and its subsidiaries as at 30 June each year (the Group).

The financial statements of the subsidiaries are prepared for the same reporting period as Alchemia Limited, the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting form intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of Meditech Research Limited on 29 May 2006 has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

[ii] Application date is for the annual reporting periods beginning on or after the date shown in the above table.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Basis of consolidation (cont'd)

Accordingly, the consolidated financial statements include the results of Meditech Research Limited for the one month period from its acquisition on 29 May 2006.

Minority interests represent the portion of profit or loss and net assets in Meditech Research Limited not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet.

(d) Significant accounting judgements, estimates and assumptions

(i) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives.

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Share-based payment transactions

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted.

(e) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Government Grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Interest

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial life of the financial asset to the net carrying amount of the financial asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(f) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i) Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term if there is reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(g) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Trade and other receivables

The Group has elected to apply the option available under AASB1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006,

Trade receivables are recognised and carried at original invoice amount less any allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005,

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

(i) Derivative financial instruments and hedging

The Group has elected to apply the option available under AASB1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the years ending 30 June 2006 and 30 June 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(i) Derivative financial instruments and hedging (cont'd)

Accounting policies applicable for the year ending 30 June 2006

The Group uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured for fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or loss arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forwarded currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges when they hedge the exposure to changes in fair value of a recognised asset or liability.
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group normally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedges risk. Such hedges are expected to the highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

Accounting policies applicable for the year ending 30 June 2005

(i) Forward exchange contracts

The Group enters into forward exchange contracts whereby it agrees to buy or sell specified amounts of foreign currencies in the future at a pre-determined exchange rate. The object is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies to protect the Group against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts were recognized at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognized in net profit except those relating to hedges of specific commitments, which were deferred and included in the measurement of the sale or purchase.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(i) Derivative financial instruments and hedging (cont'd)

(ii) Specific Hedges

When a purchase or sale was specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction where deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date were taken to net profit.

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(j) Foreign currencies

The functional and presentation currency of Alchemia Limited and its Australian subsidiaries is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The functional currency of the foreign operations, Alchemia Inc., is in United States dollars (US$).

As at the reporting date the assets and liabilities of these subsidiaries are translated into the presentation currency of Alchemia Limited at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year.

(k) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except:

- When the taxable temporary difference is associated with investments in subsidiaries and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k) Income tax (cont'd)

- When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(l) Other tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(m) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

	2006	2005
Plant and equipment under lease	**2-5 years**	2 -5 years
Plant and equipment:	**3 to 5 years**	3 to 5 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Investment and other financial assets.

The Group has elected to apply the option available under AASB 1 of adopting AASB132 and AASB139. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs.

(o) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(p) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset is reviewed at least at each financial year end. Changes in the expected useful life are accounted for by changing the amortisation expense on intangible assets is recognised in profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(p) Intangible assets (cont'd)

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

(q) Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(r) Trade and other payables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006.

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(r) Trade and other payables (cont'd)

to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005.

Trade payables and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

(s) Interest-bearing loans and borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006.

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses recognised in profit or loss when the liabilities are derecognised.

Accounting policies applicable for the year ending 30 June 2005.

All loans were measured at the principal amount. Interest was recognised as an expense as it accrued.

(t) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(u) Employee benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liability are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(v) Share-based payment transactions

The company provides benefits to employees (including executive directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently three plans in place to provide these benefits:

- The executive incentive plan, which provides benefits to senior executives (including executive directors)
- The staff incentive, which provides benefits to all employees excluding senior executives and directors
- The employee share option plan, which provides benefits to all employees and directors

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value measured at grant date takes into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Alchemia Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense no yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(w) Shares to be Issued

Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(x) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(z) AASB 1 Transitional exemptions

The company has made its election in relation to the transitional exemptions allowed by AASB1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

Business combinations

AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share-based payment transactions

AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that has not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
3. EXPENSES					
(a) Depreciation and amortisation:					
Depreciation of property, plant and equipment		1,033	1,202	1,029	1,202
Amortisation of property, plant and equipment		2	5	2	5
Amortisation of patent fees		112	-	-	-
(b) Employee benefits expense					
Wages and salaries		3,622	2,718	3,348	2,522
Workers compensation costs		25	24	25	24
Defined contribution plan expense		243	228	227	218
Annual leave provision		43	21	22	7
Long service leave provision		49	48	49	48
Payroll & Fringe benefit tax		173	139	159	126
Staff training & recruitment expenses		88	63	85	75
Share based payments		382	421	382	421
		4,625	3,662	4,297	3,441

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
3. EXPENSES (cont'd)					
(c) Other					
Net foreign currency (gains)/losses - hedging		-	(22)	-	(22)
Net foreign currency (gains)/losses - other		(24)	19	(24)	19
Operating lease		313	294	313	294

4. INCOME TAX

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:

Accounting loss before tax from continuing operations	(12,842)	(8,853)	(12,359)	(8,852)
At the group's statutory income tax rate of 30% (2004:30%)	(3,853)	(2,656)	(3,708)	(2,656)
Expenditure not allowable for income tax purposes	114	75	114	75
Recognition of deferred tax assets not previously booked	(110)	-	-	-
Unrecognised tax losses	3,739	2,670	3,594	2,670
Total income tax expense/(benefit) provided on operating loss	(110)	-	-	-

Deferred Income tax	Balance sheet		Income statement	
Deferred income tax at 30 June relates to	2006	2005	2006	2005
Consolidated	$	$	$	$
Deferred tax liabilities				
Deferred income	59	40	59	-
Patents	5,466	0	(33)	-
Deferred tax liability	5,525	40	26	-
Deferred tax assets				
Employee entitlements	151	59	-	-
Deferred revenue	54	-	(54)	-
Accruals and provisions	215	27	(82)	-
Losses available for offset against future taxable income	12,807	9,613	-	-
Deferred depreciation for tax purposes	563	429	-	
S40-880 costs	472	491	-	-
Patent costs	245	254	-	-
Unrealised foreign exchange losses	13	3	-	-
	14,520	10,876		
Deferred tax assets not recognised	(14,384)	(10,876)		
Gross deferred income tax assets	136	-		
Deferred tax income/ (expense)			(110)	-

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

4. INCOME TAX (cont'd)	Balance sheet		Income statement	
Deferred income tax	2006	2005	2006	2005
Parent				
Deferred tax liabilities				
Deferred income	58	40	58	-
Patents		-	-	-
Deferred tax liability	58	40	-	-
Deferred tax assets				
Employee entitlements	117	59	-	-
Deferred revenue	50	-	(50)	-
Accruals and provisions	193	27	(8)	-
Losses available for offset against future taxable income	12,807	9,613	-	-
Deferred depreciation for tax purposes	545	429		
S40-880 costs	471	491	-	-
Patent costs	245	254	-	-
Unrealised foreign exchange losses	13	3	-	-
	14,441	10,876		
Deferred tax assets not recognised	(14,383)	(10,876)		
Gross deferred income tax assets	58	-		
Deferred tax income/ (expense)			-	-

The group has tax losses arising in Australia of $42,745,522 (2005 $32,042,242) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules

	CONSOLIDATED	
	2006	2005
	$'000	$'000
5. EARNINGS PER SHARE	(10.7)	(9.6)

Basic earnings per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

Net loss used in calculating basic and diluted earnings per share	12,605	9,768

	Number of Shares	
Weighted average number of ordinary shares used in calculating basic earnings per share:	117,635,526	103,291,873

The options are non-dilutive as the company is in losses.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
6. CASH AND CASH EQUIVALENTS					
Cash at bank and on hand		2,290	1,421	1,677	1,410
Short term deposits		9,313	638	9,313	638
		11,603	2,059	10,990	2,048

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirement of the Group, and earn interest at the respective short-term deposit rates.

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
Reconciliation of net loss after tax to net cash flows from operations					
Net loss		(12,732)	(9,768)	(12,359)	(9,767)
Adjustments for					
Fair value of services paid for via issuance of options		382	421	382	421
Depreciation of non-current assets		1,033	1,202	1,029	1,202
Amortisation of non-current assets		2	5	2	5
Amortisation of intangibles		112	-	-	-
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		(104)	495	(92)	492
(Increase)/decrease in prepayments		1	(106)	14	(106)
(Increase)/decrease in deferred tax assets		(110)	-	(58)	-
(Increase)/decrease in deferred revenue		107	(4)	165	(4)
(Decrease)/increase in trade and other payables		(645)	617	(757)	615
(Decrease)/increase in current provision		33	(6)	22	7
(Decrease)/increase in deferred tax liabilities		-	-	58	-
(Decrease)/increase in non-current provisions		49	96	49	96
Net cash from operating activities		(11,872)	(7,048)	(11,545)	(7,639)

Refer to note 21 for information on non-cash acquisitions.

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
7. RECEIVABLES (CURRENT)					
Security deposit	(a)	31	213	-	183
Other receivable	(b)	260	135	226	135
		291	348	226	318
(a) Australian dollar equivalents of amounts receivable including security deposits) in foreign currencies not effectively hedged					
- United States dollars		31	30	-	-

(b) Other receivable comprise of mainly interest receivable.

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
8. OTHER CURRENT ASSETS					
Prepayments		195	154	140	154

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

	Notes	CONSOLIDATED 2006	CONSOLIDATED 2005	ALCHEMIA LIMITED 2006	ALCHEMIA LIMITED 2005
		$'000	$'000	$'000	$'000
9. PROPERTY, PLANT AND EQUIPMENT					
Leasehold improvements					
At Cost		1,594	1,594	1,594	1,594
Accumulated depreciation		(1,509)	(1,260)	(1,509)	(1,260)
Net carrying amount		85	334	85	334
Plant and equipment					
At cost		6,472	5,832	6,372	5,832
Accumulated depreciation		(5,491)	(4,690)	(5,487)	(4,690)
Net carrying amount		981	1,142	885	1,142
Plant and equipment under lease					
At cost		-	27	-	27
Accumulated amortisation		-	(15)	-	(15)
Net carrying amount		-	12	-	12
Total property, plant and equipment					
At Cost		8,066	7,453	7,966	7,453
Accumulated depreciation and amortisation		(7,000)	(5,965)	(6,996)	(5,965)
Total written down value		1,066	1,488	970	1,488
Reconciliations					
Leasehold Improvements					
Carrying amount at 1 July 2005		334	605	334	605
Depreciation expense		(249)	(271)	(249)	(271)
Carrying amount at 30 June 2006		85	334	85	334
Plant and equipment					
Carrying amount at 1 July 2005		1,142	1,250	1,142	1,250
Additions		513	74	513	74
Additions from acquisition		101	-	-	-
Transfers		10	749	10	749
Disposals		(1)	-	-	-
Depreciation expense		(784)	(931)	(780)	(931)
Carrying amount at 30 June 2006		981	1,142	885	1,142
Plant and equipment under lease					
Carrying amount at 1 July 2005		12	765	12	765
Transfers		(10)	(748)	(10)	(748)
Amortisation expense		(2)	(5)	(2)	(5)
Carrying amount at 30 June 2006		-	12	-	12

	CONSOLIDATED				ALCHEMIA LIMITED			
	Patents	Goodwill	Pre-Production	TOTAL	Patents	Goodwill	Pre-Production (a)	TOTAL
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
10. INTANGIBLE ASSETS AND GOODWILL								
At 1 July 2005	-	-	-	-	-	-	-	-
Acquisition of Meditech (Note 21)	18,330	6,159	-	24,489	-	-	-	-
Additions	-	-	253	253	-	-	253	253
Amortisation at 30 June 2006	(112)	-	-	(112)	-	-	-	-
Impairment provision	-	-	(253)	(253)	-	-	(253)	(253)
Net of accumulated amortisation and impairment	18,218	6,159	-	24,377	-	-	-	-
Cost (gross carrying amount)	18,330	6,159	253	24,742	-	-	253	253
Accumulated amortisation and impairment	(112)	-	(253)	(365)	-	-	(253)	(253)
Net carrying amount	18,218	6,159	-	24,377	-	-	-	-

Patents include intangible assets acquired through business combinations (refer to note 21 for further details). These patent costs will be amortised on a straight line basis between the remaining lives of the patents of 8 to 20 years. The patents were acquired with the acquisition of Meditech, are all current and relate entirely to intellectual property attached to the Meditech's HyACT technology and active research and development programs based on that technology. These assets were tested for impairment as at 30 June 2006.

As from 1 July 2005, goodwill is no longer amortised but is now subject to annual impairment testing. Goodwill acquired though business combination is subject to impairment testing. The goodwill relates entirely to the acquisition of Meditech. As Meditech is not yet generating profits or a sustainable cash flow the use of discounted cash flow techniques is not considered appropriate. The group believes that the value attributed to goodwill arising from the acquisition is recoverable from the future commercialisation of Meditech's assets including intellectual property. Meditech's assets are the subject to long patent lives, the research and development activities to which they relate and which represent the underlying assets of Meditech are planned to continue in the future and alternative valuation techniques considered more applicable to assets of this nature demonstrate an underlying value associated with the Meditech cash generating unit in excess of the recorded value.

Pre-production costs are process development expenditure incurred in relation to the synthetic heparin commercial production program recoverable once commercial sales have commenced. At 30 June 2006 an impairment provision had been recognised against the total pre-production costs.

11. OTHER FINANCIAL ASSETS (NON-CURRENT)	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Investments in controlled entities(i)	-	-	15,022	2
Loans to controlled entities (ii)	-	-	406	-
	-	-	15,428	2

11. OTHER FINANCIAL ASSETS (NON-CURRENT) (cont'd)

(i) Investments in controlled entities

Name	Country of Incorporation	Percentage of Equity interest held by the consolidated entity 2006	2005	Investment 2006 $'000	2005 $'000
Alchemia Inc.	United States of America	100%	100%	2	2
Meditech Limited	Australia	84.26%	-	15,020	-
				15,022	2

(ii) Loans to controlled entities

On 9 March 2006, Meditech and Alchemia entered into a loan agreement under which Alchemia agreed to fund ongoing working capital for Meditech for the duration of the takeover offer.

The main terms of the loan agreement are:

(a) Alchemia agrees to lend up to $2,000,000 to Meditech. Meditech is entitled to make monthly drawdowns, each in an amount of up to $400,000
(b) Each drawdown under the facility must be expended on working capital
(c) Interest is charged at a rate of 9% per annum, on the balance owing from time to time.
(d) Meditech is entitled to make drawdowns until the earliest of:
   (i) 30 November 2006
   (ii) the date Alchemia's offer expires with defeating conditions not being satisfied or waived or is withdrawn under the corporations act
   (iii) the date Meditech obtains finance from anyone else, and
   (iv) the date Meditech receives a takeover offer from another party

Meditech must repay all drawings under the facility in full by the earliest of:

(e) 7 days after the date Meditech obtains finance from anyone else
(f) 45 days after Meditech receives a takeover offer from anyone else that is recommended by directors, and
(g) the date 120 days after Alchemia offer expires with a defeating condition unsatisfied or unwaived, or is withdrawn under the corporations act.

As security for the facility, Meditech has granted a fixed and floating charge over all its assets in favour of Alchemia (other than certain intellectual property which is subject of Commonwealth Government grants).

b. Loan to controlled entities	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent 2006 $'000	Parent 2005 $'000
At cost	-	-	3,570	3,159
Provision for diminution	-	-	(3,164)	(3,159)
	-	-	406	-

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
12. TRADE AND OTHER PAYABLES (CURRENT)					
Trade creditors	(i)	2,654	2,331	757	2,331
Other creditors	(ii)	1,239	424	1,233	416
		3,893	2,755	1,990	2,747

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have an average term of 30 days.

13. PROVISIONS (CURRENT)	Make good provision	Long service leave	Annual leave	Total
	$'000	$'000	$'000	$'000
CONSOLIDATED				
At 1 July 2005	48	121	210	379
Arising during the year	-	79	112	191
At 30 June 2006	48	200	322	570
Current 2006	-	-	322	322
Non-current 2006	48	200	-	248
	48	200	322	570
Current 2005	-	-	210	210
Non- current 2005	48	121	-	169
	48	121	210	379
PARENT				
At 1 July 2005	48	121	196	365
Arising during the year	-	49	22	71
At 30 June 2006	48	170	218	436
Current 2006	-	-	218	218
Non-current 2006	48	170	-	218
	48	170	218	436
Current 2005	-	-	196	196
Non-current 2005	48	121	-	169
	48	121	196	365

Make good provision

In accordance with the lease agreement, the Group must restore the leased premises in Brisbane to its original condition upon expiration of the lease. The current lease expires in 2007, although based on discussions with the landlord's agents to date; it is likely that this lease will be renewed for a further 5 years.

A provision of $47,531 was made during the year ended 30 June 2005 in respect to the Group's obligation to remove leasehold improvements from these leased premises. No further amounts were provided during the year nor were any costs incurred to remove the improvements to date.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
14. CONVERTIBLE DEBT					
Loan from Abraxis Pharmaceutical Partners					
Current		1,707	-	1,707	-
Non-current			628		628
Total		1,707	628	1,707	628

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with Abraxis Pharmaceutical Partners (APP) (formerly American Pharmaceutical Partners) in relation to the commercial development of Alchemia's Synthetic Heparin. Pursuant to this agreement APP will provide, to the company, amongst other things an interest free loan equal to 50% of the costs of the pilot manufacturing study on Synthetic Heparin being undertaken at The Dow Chemical Company up to a maximum of $US 1.25 million.

The loan shall at APP's sole option be repaid by Alchemia either in cash or by issuing ordinary shares to APP. The number of shares to be issued by the company shall be determined by dividing the amount of the loan by the share price on the date that the first abbreviated new drug application is submitted in either of USA or Canada by APP in relation to Alchemia's Synthetic Heparin.

If APP elects to have the loan repaid in cash, Alchemia is entitled to make such repayment as a credit against its share of profits, or as a credit against milestone payment due under the agreement, whichever the earlier. In these circumstances the outstanding loan principal shall bear interest at the rate of US prime rate plus 2%.

In the event that the pilot manufacturing study is unsuccessful Alchemia shall make loan repayments in equal instalments over a five year period commencing 12 months after the completion of the pilot study. The loan shall bear an interest rate of US prime rate plus 2%.

In the event that the pilot study is successful but that for any reason APP does not commence commercial marketing and sale of Synthetic Heparin within three years and APP has elected for Alchemia to repay the loan in cash, Alchemia has no obligation to repay the loan in any manner.

At 30 June 2006 a total of $1.707 million (US$1.25m) is owing by Alchemia in accordance with the terms of this agreement. APP has not made an election as described above in relation to the repayment of the loan.
On 28 August 2006 the company notified the ASX that in its view there was considerable uncertainty regarding the future participation of APP in the Synthetic Heparin program. At the date of this report that uncertainty had not been resolved and accordingly the convertible loan has been re-classified at year end as a "Current " even though the company considers that if APP were to withdraw from the existing agreement it would have no entitlement to repayment of the loan under the terms of that agreement.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
15. CONTRIBUTED EQUITY					
(a) Ordinary shares					
Issued and fully paid		84,959	48,991	84,959	48,991

Movements in ordinary shares on issue		**No of Ordinary Shares**	**Contributed Equity $'000**
At 1 July 2004		100,761,298	47,219
Exercise of Employee Options	24	89,432	57
Issue of ordinary shares - APP	(i)	2,883,233	1,715
At 1 July 2005		103,733,963	48,991
Issued on exercise of Employee Options	24	558,951	378
Issued on exercise of non-employee options	(ii)	3,669,936	2,069
Issued pursuant to private placement	(iii)	13,300,000	14,630
Issued under Executive and staff incentive plan	(iv)	91,642	128
Issued under Share Purchase Plan	(v)	4,546,190	5,001
Issued in exchange for issued share capital of Meditech Limited	(vi)	11,713,610	14,260
Transaction costs on share issue		-	(498)
At 30 June 2006		137,614,292	84,959

(i) These shares were issued to Abraxis Pharmaceutical Products (formerly American Pharmaceutical Partners, Inc.) in accordance with the Research & Development, Commercialisation and Distribution Agreement. Refer to Note 14 for further details.

(ii) Issued to The Dow Chemical Company (Dow) pursuant to the terms of a November 2000 Technology Collaboration and Licence Agreement. The unexercised options granted to Dow under this agreement expired on 30 November 2005 if not exercised by that date.

(iii) On 3 November 2005 the company issued 13,000,000 fully paid ordinary shares by way of a private placement to institutional and other investors at a price of $1.10 per share.

(iv) Awarded to executive and staff in October 2005 in accordance with the respective executive and staff incentive plan.

(v) On 14 December 2005 the company issued 4,546,190 fully paid ordinary shares as a result of a share purchase plan to shareholders registered as at 3 November 2005. The shares were issued at a price of $1.10 per share.

(vi) As consideration for a takeover offer to shareholders of Meditech Research Limited dated 28 March 2006 and declared unconditional on 29 May 2006, the company had issued 11,713,610 ordinary shares as at 30 June 2006 and a further 66,000 shares to which Meditech shareholders were legally entitled to have issued and were allotted subsequently to 30 June and are included in Shares to be issued. The offer was one Alchemia share for every nine Meditech shares held.

(vii) Since year end, 358,841 shares have been issued to employees and a further 1,454,704 shares allotted as consideration under the terms of the Meditech takeover offer. In addition 1,187,077 options have been granted in accordance with the terms of the Employee and Officers Option Plan.

	CONSOLIDATED				ALCHEMIA			
	Other Reserve	Options Reserve - employee related	Options Reserve - non employee related	Total	Reserve	Options Reserve - employee related	Options Reserve - non employee related	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
15. CONTRIBUTED EQUITY (contd)								
(b) RESERVES								
At 1 July 2004	-	438	162	600	-	438	162	600
Share based payments	-	308	112	420	-	308	112	420
At 30 June 2005	-	746	274	1,020	-	746	274	1,020
Acquisition of Meditech	(62)	-	-	(62)	-	-	-	-
Share based payments	-	312	70	382	-	312	70	382
At 30 June 2006	(62)	1,058	344	1,340	-	1,058	344	1,402

Nature and purpose of reserves

Other Reserve

Arises on the acquisition of Meditech and represents excess of purchase price over fair value of the additional minority interest acquired between the date control was acquired on 29 May 2006 and the end of the financial year.

Options reserve

Non Employee Options

On 1 August 2004, the company entered into an agreement with GMCG, LLC a US investment bank to provide advisory services in relation to, amongst other things, the initiation of an ADR program and the subsequent listing of the company's ADR on NASDAQ. As part of the consideration for these services the company has agreed to grant to GMCG fully vested options on the attainment of certain performance hurdles as follows:

NO OF OPTIONS	PERFORMANCE HURDLE	TERM	EXERCISE PRICE	VESTED
Granted				
250,000	Upon completion of a US private placement	5 years	A$0.01	-
334,000	Level 1 ADR declared effective	5 years	A$0.70	334,000
Agreed to Grant				
334,000	Completion of filings for Level II ADR	5 years	A$0.70	-
334,000	Listing of ADRs on NASDAQ	5 years	A$0.70	-

At 30 June 2006, a total of 334,000 fully vested options were granted under these arrangements at an exercise price of A$0.70 per share. As these options were granted as consideration for services rendered, an amount of $103,540 has been treated as an expense in the income statement. This expense equates to the fair value of the services provided and is calculated based on the Black-Scholes option pricing model.

On 15 May 2005, the company entered into an agreement with PureTech Development, LLC (PureTech) to provide advisory services in assisting Alchemia in a partnering transaction in relation to the company's products or technologies in the field of age-related macular degeneration (AMD). As part of the consideration for these services, the company has granted PureTech 400,000 options at an exercise price of $0.54 per option. These options vest on a successful completion of a partnership transaction. As at 30 June 2006, $69,996 has been recognised in relation to these options in the financial statements (2005: $8,749).

15. CONTRIBUTED EQUITY (contd)

Share options

The company has a share based payment option schemes under which options to subscribe for the company's shares has been granted to certain executives and other employees (refer to Note 24).

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	ALCHEMIA LIMITED 2006 $'000	ALCHEMIA LIMITED 2005 $'000
16. EXPENDITURE COMMITMENTS					
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
- not later than one year		37	2	37	2
- later than one year and not later than five years		-	-	-	-
- longer than five years		-	-	-	-
		37	2	37	2
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):	(i)				
Minimum lease payments					
- not later than one year		307	25	307	25
- later than one year and not later than five years		51	2	51	2
Aggregate lease expenditure contracted for at reporting date		358	27	358	27
(ii) Finance leases:					
- not later than one year		-	2	-	2
- later than one year and not later than five years		-	-	-	-
Total minimum lease payments		-	2	-	2
- future finance charges		-	-	-	-
- lease liability		-	2	-	2
- current liability		-	2	-	2
- non-current liability		-	-	-	-
		-	2	-	2
(c) R&D Project commitments:	(ii) (iii)				
- not later than one year		1,544	683	1,075	683
- later than one year and not later than five years		289	-	177	-
Total commitments		1,833	683	1,252	683

(i) The operating leases are in respect of the lease of the company's premises in Brisbane and one item of equipment. The lease of the premises expires in August 2007.

(ii) The Group has entered into certain expenditure commitments under contracts entered into with third parties service providers for those service providers to undertake on the Group's behalf various research and development and associated activities.

(iii) The Group has entered into a Technology License Agreement with Novozymes Biopolymer A/S (Novozymes) for the development of HyCAMP. Novozymes has, under this agreement, an entitlement to earn royalties based on the income derived by the Group from HYCAMP.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
17. AUDITORS' REMUNERATION					
The auditor of Alchemia Limited is Ernst & Young					
Amounts received or due and receivable by the auditors of the company for:					
• an audit or review of the financial report of the entity and any other entity in the consolidated entity		75,206	38,529	75,206	38,529
• other services in relation to the entity and any other entity in the consolidated entity:					
- accounting advice		-	-	-	-
- services in respect of NASDAQ listing		-	387,448	-	387,448
- advice on AFIRS issues		31,765	-	31,765	-
- tax and R&D services and advice to the company		29,355	20,581	29,355	20,581
		136,326	446,558	136,326	446,558
Amounts received or due and receivable by non Ernst & Young audit firms for:					
Review of a subsidiary company		18,643	-	18,643	-
		18,643	-	18,643	-

18. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 Year or Less		Fixed interest rate maturing in: Over 1 to 5 years		Non-interest Bearing		Total Carrying Amount as per the Statement of Financial Position		Weighted Average Effective Interest Rate	
	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 %	2005 %
(1) Financial assets												
Cash and cash equivalents	2,290	806	9,313	638	-	-	-	615	11,603	2,059	5.14	3.75
Term deposit	-	-	14,631	13,729	-	-	-	-	14,631	13,729	6.02	5.81
Receivables	-	-	31	213	-	-	260	135	291	348	2.00	0.96
Total financial assets	2,290	806	23,975	14,580	-	-	260	750	26,525	16,136		
(2) Financial liabilities												
Payables	-	-	-	-	-	-	3,893	2,755	3,893	2,755	n/a	n/a
Interest bearing liabilities	-	-	-	-	-	-	-	-	-	2	-	9.8
Total financial liabilities	-	-	-	-	-	-	3,893	2,755	3,893	2,757		

n/a - Not applicable for non-interest bearing financial instruments

18. FINANCIAL INSTRUMENTS (cont'd)

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares

The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

19 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise finance leases, convertible debt and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including forward currency contracts. The purpose is to manage the currency risks arising form the Group's operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset financial liability and equity instruments are disclosed in note 2 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the income earned on the Group's cash and short term deposits of various deposit terms.

At 30 June 2006, the Group's cash and short term deposits had terms up to 181 days.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the unit's functional currency.

The Group considers the use of forward currency contracts to eliminate the currency exposures on any individual transactions in excess of $50,000 for which payment is anticipated more than one month after the Group has entered into a firm commitment for a purchase.

The forward currency contracts must be in the same currency as the hedged item.

19 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont'd)

It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximi: hedge effectiveness.

At 30 June 2006, the Group had no forward exchange contracts in place.

Commodity price risk

The Group's exposure to risk is minimal.

Credit risk

The Group has no sales to third parties.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. These funds are invested on an unsecured basis with board approved deposit institutions. Investments greater than 90 days must be investment grade A+ or better (Standard &Poor).

20. SEGMENT INFORMATION

Business segment

Alchemia Limited and its subsidiaries' operations are related entirely to the research and development of new human pharmaceuticals.

Geographical Segment	Australia		USA		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	$000	$000	$000	$000	$000	$000	$000	$000
Revenues								
Inter-segment revenues	-	-	308	294	(308)	(294)	-	
Other revenues	2,218	2,757	-	1	-	-	2,218	2,7[illegible]
Total segment revenues	2,218	2,757	308	295	(308)	(294)	2,218	2,7[illegible]
Results								
Segment loss	(12,845)	(9,763)	-	-	4	(1)	(12,841)	(9,76[illegible]
Unallocated expenses								
Borrowing costs							(1)	(
Consolidated entity loss from continuing activities							(12,842)	(9,76
Income tax expense							-	
Consolidated entity loss							(12,842)	(9,76
Other segment information								
Segment assets	67,543	17,740	47	40	(15,427)	(2)	52,163	17,7[illegible]
Segment liabilities	12,229	3,742	3,188	3,182	(3,570)	(3,160)	11,847	3,7[illegible]
Depreciation and amortisation	(1,147)	(1,207)	-	-	-	-	(1,147)	(1,20
Other non-cash expenses	(382)	(152)	-	-	-	-	(382)	(15
Geographical Segment	Australia		USA		Eliminations		Total	

	2006	2005	2006	2005	2006	2005	2006	2005
	$000	$000	$000	$000	$000	$000	$000	$000
20. SEGMENT INFORMATION (cont'd)								
Cash flow Information								
Net cash flow from operating activities	(11,873)	(7,041)	(307)	(302)	308	295	(11,872)	(7,04
Net cash flow from investing activities	(1,552)	(2,925)	-	-	-	-	(1,552)	(2,92
Net cash flow from financing activities	22,968	2,505	-	-	-	-	22,968	2,5(

21. BUSINESS COMBINATION

Acquisition of Meditech Research Limited.

On 29 May 2006, Alchemia acquired control of Meditech Research Limited (Meditech), a publicly listed company trading o! the Australian stock exchange and a company focused on the discovery and development of new therapeutics in the field of oncology. At 29 May 2006 Alchemia had acquired 65.97% of Meditech's ordinary shares, which had increased by the 3C June 2006 to an 84.26% relevant interest.

The total cost of the acquisition at 29 May 2006 was $11,910,738 and comprised the issue of Alchemia shares as consideration and the costs directly attributable to the acquisition. The Group issued 9,225,591 ordinary shares with an average fair value of $1.22 per share, based on the closing quoted price of Alchemia shares at the dates of exchange.

The fair value of the identifiable assets and liabilities of Meditech as at the date of acquisition are:

	Consolidated	
	Recognised on acquisition	Carrying Value
	$'000	$'000
Cash and cash equivalents	924	924
Property, plant and equipment	101	101
Other current assets	64	64
Patents	18,330 (i)	-
	19,419	1,089
Trade and other payables	2,256	2,256
Provision for employee benefits	109	109
Deferred tax liability	5,499	
	7,864	2,365
Fair value of identifiable net assets	11,555	(1,274)
Minority interests	(5,804)	
Goodwill arising on consolidation	6,158	
	11,910	
Cost of the combination:		
Shares issued, at fair value	11,250	
Costs associated with the acquisition	660	
Total cost of the acquisition	11,910	

	Consolidated

21. BUSINESS COMBINATION (cont'd)	Recognised on acquisition $'000
The cash outflow on acquisition is as follows:	
Net cash acquired with the subsidiary	924
Costs associated with the acquisition	(660)
Net cash outflow	264

From the date of acquisition, Meditech incurred a net loss of $374,847

If the combination had taken place at the beginning of the year, the loss for the Group would have been $16,437,059 and revenue from continuing operations would have been $2,848,356 based on ownership of 84.26% for Meditech at year end

In accordance with AASB 3 Business Combinations, the acquirer has a period of 12 months for the date of acquisition to complete the final allocation of the purchase price to the fair value of the identifiable net assets. Initial accounting for the Meditech acquisition has provisionally allocated a fair value of $18,330,000 to Meditech patents. The company will be performing a final assessment of the allocation of fair value allocations during the 2007 financial year.

22. TRANSITION TO AIFRS

For all periods up to and including the year ended 20 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS.*

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

(a) Balance Sheet reflecting reconciliation adjustments to AIFRS as at 1 July 2004

		CONSOLIDATED			ALCHEMIA LIMITED		
	Notes	AGAAP	AIFRS Impact	AIFRS	AGAAP	AIFRS Impact	AIFRS
		$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS							
Cash and cash equivalents		9,527	-	9,527	9,507	-	9,507
Term deposit		10,878	-	10,878	10,878	-	10,878
Trade and other receivables	(a)	2,502	599	3,101	2,469	599	3,068
Other current assets		48	-	48	48	-	48
TOTAL CURRENT ASSETS		22,955	599	23,554	22,902	599	23,501

		CONSOLIDATED			ALCHEMIA LIMITED		
	Notes	AGAAP	AIFRS Impact	AIFRS	AGAAP	AIFRS Impact	AIFRS
22. TRANSITION TO AIFRS (cont'd)		$'000	$'000	$'000	$'000	$'000	$'000
(a) Balance Sheet reflecting reconciliation adjustments to AIFRS as at 1 July 2004 (cont'd)							
NON-CURRENT ASSETS							
Property, plant and equipment		2,620	-	2,620	2,620	-	2,62[illegible]
Interest in Subsidiary		-	-	-	2	-	[illegible]
TOTAL NON-CURRENT ASSETS		2,620	-	2,620	2,622	-	2,62[illegible]
TOTAL ASSETS		25,575	599	26,174	25,524	599	26,12[illegible]
CURRENT LIABILITIES							
Trade and other payables		2,938	-	2,938	2,932	-	2,93[illegible]
Deferred revenue		4	-	4	4	-	4
Provisions		216	-	216	189	-	18[illegible]
Interest-bearing liabilities		183	-	183	183	-	18[illegible]
TOTAL CURRENT LIABILITIES		3,341	-	3,341	3,308	-	3,30[illegible]
NON-CURRENT LIABILITIES							
Interest-bearing liabilities		2	-	2	2	-	[illegible]
Provisions		73	-	73	73	-	7[illegible]
Convertible debt		-	-	-	-	-	-
TOTAL NON-CURRENT LIABILITIES		75	-	75	75	-	7[illegible]
TOTAL LIABILITIES		3,416	-	3,416	3,383	-	3,38[illegible]
NET ASSETS		22,159	599	22,758	22,141	599	22,74[illegible]
EQUITY							
Contributed equity		47,219	-	47,219	47,219	-	47,21[illegible]
Shares to be issued		1,168	-	1,168	1,168	-	1,16[illegible]
Reserves	(a)	-	600	600	-	600	60[illegible]
Accumulated losses		(26,228)	(1)	(26,229)	(26,246)	(1)	(26,247
TOTAL EQUITY		22,159	599	22,758	22,141	599	22,74[illegible]

(b) Balance Sheet reflecting reconciliation adjustments to AIFRS as at 1 July 2005

		AGAAP	AIFRS Impact	AIFRS	AGAAP	AIFRS Impact	AIFRS
CURRENT ASSETS							
Cash and cash equivalents		2,059	-	2,059	2,048	-	2,04[illegible]
Term deposit		13,729	-	13,729	13,729	-	13,72[illegible]
Trade and other receivables		348	-	348	318	-	31[illegible]
Other current assets		154	-	154	154	-	15[illegible]
TOTAL CURRENT ASSETS		16,290	-	16,290	16,249	-	16,24[illegible]
NON-CURRENT ASSETS							
Property, plant and equipment		1,488	-	1,488	1,488	-	1,48[illegible]
Interest in Subsidiary		-	-	-	2	-	[illegible]
TOTAL NON-CURRENT ASSETS		1,488	-	1,488	1,490	-	1,49[illegible]
TOTAL ASSETS		17,778	-	17,778	17,739	-	17,73[illegible]
CURRENT LIABILITIES							
Trade and other payables		2,755	-	2,755	2,747	-	2,74[illegible]
Deferred revenue		-	-	-	-	-	-
Provisions		210	-	210	196	-	19[illegible]
Interest-bearing liabilities		2	-	2	2	-	[illegible]
TOTAL CURRENT LIABILITIES		2,967	-	2,967	2,945	-	2,94[illegible]

		CONSOLIDATED			ALCHEMIA LIMITED		
	Notes	AGAAP	AIFRS Impact	AIFRS	AGAAP	AIFRS Impact	AIFRS
22. TRANSITION TO AIFRS (cont'd)		$'000	$'000	$'000	$'000	$'000	$'000
(b) Balance Sheet reflecting reconciliation adjustments to AIFRS as at 1 July 2005							
NON-CURRENT LIABILITIES							
Interest-bearing liabilities		-	-	-	-	-	-
Provisions		169	-	169	169	-	169
Convertible debt		628	-	628	628	-	628
TOTAL NON-CURRENT LIABILITIES		797	-	797	797	-	797
TOTAL LIABILITIES		3,764	-	3,764	3,742	-	3,742
NET ASSETS		14,014	-	14,014	13,997	-	13,997
EQUITY							
Contributed equity		48,991	-	48,991	48,991	-	48,991
Shares to be issued		-	-	-	-	-	-
Reserves	(a)/(b)	104	916	1,020	104	916	1,020
Accumulated losses		(35,081)	(916)	(35,997)	(35,098)	(916)	(36,014)
TOTAL EQUITY		14,014	-	14,014	13,997	-	13,997

Income Statement
For the year ended 30 June 2005

Continuing operations							
Interest received		969	-	969	968	-	9
Other Income	(a)	2,387	(599)	1,788	2,387	(599)	1,7
Payroll and staff expenses		(3,241)	-	(3,241)	(3,020)	-	(3,02
Business development		(734)	-	(734)	(955)	-	(95
Finance costs		(5)	-	(5)	(4)	-	
Depreciation and amortisation		(1,207)	-	(1,207)	(1,207)	-	(1,20
Research and development costs		(4,997)	-	(4,997)	(4,997)	-	(4,99
Administration and corporate expense		(1,425)	-	(1,425)	(1,425)	-	(1,42
Rent and occupancy expense		(486)	-	(486)	(486)	-	(48
Share based payment expense	(b)	(104)	(317)	(421)	(104)	(317)	(42
Other expense		(10)	-	(10)	(9)	-	
Loss before income tax		(8,853)	(916)	(9,768)	(8,852)	(915)	(9,76
Income tax expense		-	-	-	-	-	
Loss from continuing operations		(8,853)	(916)	(9,768)	(8,852)	(915)	(9,76
Net loss for the year		(8,853)	(916)	(9,768)	(8,852)	(915)	(9,76

(a) Government grants under AGAAP had been recognised as revenue only when the cash was received. AASB1004 requir government grants to be recognised as income over the periods when the related costs were incurred. Government grants have accordingly been recognised on an accruals basis.

(b) Share- based payment costs are charged to the income statement under AASB 2 "Share- based payment", but not und AGAAP.

23. SUBSEQUENT EVENTS

In the interval between the end of the year and the date of this report, the Group has completed the acquisition of 100% shareholding in Meditech Research Limited.

On 28 August 2006 the company announced that its North American marketing partner Abraxis Pharmaceutical Produc (APP) is reviewing its future participation in the synthetic heparin program. The directors have not been provided wi definitive reasons for this review or the length of time that APP anticipates it may take.

There are no other items, transaction or event of a material or unusual nature which have occurred since the year end oth than as set out in Note 14, which has or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future periods.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
24. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS					
Employee Benefits					
Current					
The aggregate employee benefit liability is comprised of:					
Accrued wages, salaries, bonus and on-costs		731	39	573	39
Provisions (current)		322	210	218	196
		1,053	249	791	235
Non current					
Provisions (non-current)		201	121	170	121
		1,254	370	961	356

Employee Share option Scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The exercise of the options is not subject to any performance conditions other than the employee remaining in the employ of the company at the date of exercise. The options cannot be transferred and will not be quoted on the ASX.

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

24. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:

	2006 Number of options	2006 Weighted average exercise price	2005 Number of options	2005 Weighted average exercise price
Balance at beginning of year	3,790,094	0.78	4,347,325	0.75
- granted	50,000	0.795	80,000	0.93
- lapsed	(40,000)	0.93	(547,799)	0.64
- exercised	(558,951) [6]	0.66	(89,432) [7]	0.56
Balance at end of year	3,241,143	0.80	3,790,094	0.78
Exercisable at end of year	915,509	0.95	1,112,261	0.81

(a) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2006:

Number Issued	Grant date	Vesting date	Exercise Price	Expiry Date
380,089	02 Nov 2001	02 Nov 2004	$0.95	01 Nov 2006
173,221	02 Jan 2002	02 Jan 2005	$0.95	01 Jan 2007
353,257	26 Jul 2002	26 Jul 2005	$0.95	25 Jul 2007
8,943	17 Jun 2003	17 Jun 2006	$0.64	16 Jun 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
447,161	24 Oct 2003	24 Oct 2006	$0.36	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
29,715	07 Nov 2003	07 Nov 2006	$0.64	06 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
40,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010
50,000	01 Jul 2005	01 Jul 2008	$0.795	30 Jun 2010
3,241,143				

As at 30 June 2006, a total of 915,510 options are exercisable by employees.

As at 30 June 2006 the weighted average remaining contractual life of options outstanding is 22.96 months.

[6] The weighted average share price at the date of exercise is $1.34.

[7] The weighted average share price at the date of exercise is $0.80.

25. KEY MANAGEMENT PERSONNEL

The company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in "Remuneration Report" section of the Directors' Report designated as audited

(a) Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June 2006	Balance at Beginning of Period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2006		
	1 July 2005				30 June 2006	Total	Not Exercisable	Exercisable
Directors								
Tracie Ramsdale	1,609,781	-	(357,729)	-	1,252,052	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Julian Dyszynski	-	-	-	-	-	-	-	-
Judy Halliday	-	-	-	-	-	-	-	-
Wim Meutermans	134,148	-	-	-	134,148	134,148	-	134,148
Christopher Neal	447,161	-	-	-	447,161	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Peter Smith	-	-	-	-	-	-	-	-
Michael West	111,790	-	(44,716)	-	67,074	67,074	-	67,074
Total	2,302,880	-	(402,445)	-	1,900,435	201,222	-	201,222

30 June 2005	Balance at Beginning of Period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2005		
	1 July 2004				30 June 2005	Total	Not Exercisable	Exercisable
Directors								
Tracie Ramsdale	1,609,781	-	-	-	1,609,781	357,729	-	357,729
Executives								
Tracey Brown	-	-	-	-	-			
Julian Dyszynski	1,002,559	-	-	(346,577)	655,985	119,562	-	119,562
Judy Halliday	89,432	-	-	-	89,432	89,432	-	89,432
Wim Meutermans	223,581	-	-	(89,433)	134,148	-	-	-
Christopher Neal	447,161	-	-	-	447,161	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Peter Smith	-	-	-	-	-	-	-	-
Michael West	111,790	-	-	-	111,790	44,716	-	44,716
Total	3,484,304	-	-	(436,010)	3,048,294	611,439	-	611,439

25. KEY MANAGEMENT PERSONNEL

(b) Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June2006	Balance 1 July 05	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 06
	Ord	Ord	Ord	Ord	Ord
Directors					
Tracie Ramsdale	1,618,116	18,541	357,729	(864,218)	1,130,168
Peter Andrews	3,989,949	-	-	3,374	3,993,323
Errol Malta	30,000	-	-	3,374	33,374
Mel Bridges	44,600	-	-	6,748	51,348
Executives					
Tracey Brown	-	-	-	-	-
Julian Dyszynski	-	-	-	-	-
Judy Halliday	-	-	-	-	-
Wim Meutermans	36,286	7,008	-	-	43,294
Christopher Neal	30,000	9,019	-	3,374	42,393
Ian Nisbet	-	-	-	6,067	6,067
Peter Smith	-	-	-	44,669	44,669
Michael West	122,420	7,008	44,716	3,374	177,518
Total	5,871,371	41,576	402,445	(793,238)	5,522,154

30 June2005	Balance 1 July 04	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 05
	Ord	Ord	Ord	Ord	Ord
Directors					
Tracie Ramsdale	1,618,116	-	-	-	1,618,116
Peter Andrews	3,989,949	-	-	-	3,989,949
Errol Malta	20,000	-	-	10,000	30,000
Mel Bridges	-	-	-	44,600	44,600
Executives					
Tracey Brown	-	-	-	-	-
Julian Dyszynski	-	-	-	-	-
Judy Halliday	19,792	-	-	-	19,792
Wim Meutermans	36,286	-	-	-	36,286
Christopher Neal	30,000	-	-	-	30,000
Ian Nisbet	-	-	-	-	-
Peter Smith	-	-	-	-	-
Michael West	122,420	-	-	-	122,420
Total	5,836,563	-	-	54,600	5,891,163

25. KEY MANAGEMENT PERSONNEL (cont'd)

(c) Key Management Personnel - Compensation by Category

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Short-Term	1,264,500	1,402,745	1,209,695	1,197,785
Post-Employment	85,066	96,367	80,967	85,660
Other Long Term		-		-
Termination Benefits		-		-
Share-based Payment	294,436	346,716	294,436	274,488
	1,644,002	1,845,828	1,585,098	1,557,933

Shareholder Information

ALCHEMIA LIMITED
ABN 43 071 666 334

Registered Office:
3 Hi-Tech Court
Brisbane Technology Park
EIGHT MILE PLAINS QLD 4113

Postal Address:
PO Box 6242
UPPER MOUNT GRAVATT QLD 4122

Telephone:	(07) 3340 0200
Facsimile:	(07) 3340 0222
Internet:	www.alchemia.com.au

Annual General Meeting
Alchemia Limited's Annual General Meeting will be held at 11.00am on Thursday 23 November 2006 at:
Lecture Theatre,
Level 5 Riverside Centre
123 Eagle Street
Brisbane

Share Registry
Shareholder information in relation to shareholding or share transfers can be obtained by contacting the company's share registry:
Link Market Services
Locked Bag A14
SYDNEY SOUTH NSW 1235

Telephone:	(02) 8280 7454
Facsimile:	(02) 9287 0303
Email:	registrars@linkmarketservices.com.au
Internet:	www.linkmarketservices.com.au

For all correspondence to the share registry, please provide your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Change of Address
Changes to your address must be notified in writing to the share registry by letter/fax or by using the form available from the website. As a security measure, your old address as well as your relevant shareholder number should be quoted to make this change.

Annual Report Mailing List
All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an Annual Report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

Stock Exchange Listing
Alchemia's shares are listed on the Australian Stock Exchange and trade under the ASX code ACL. The securities of the company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System).

Voting Rights

Shareholders in Alchemia Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholder may vote in person or by proxy.

- Show of hands - One vote per shareholder
- Poll - One vote for each share held by registered holders

Distribution of Holdings - as at 04 September 2006

Size of Holding	No. of Holders	No. of Shares	%
1 - 1000	1,695	727,187	0.52
1001 - 5000	1,889	4,949,272	3.55
5001 - 10,000	962	7,268,113	5.21
10,001 - 100,000	1,024	24,567,141	17.62
100,001 and over	79	101,914,522	73.10
Total	**5,649**	**139,426,235**	**100.00**

Substantial Shareholders - as at 04 September 2006

Name	No. of Shares in which a Relevant Interest is Held	%
Orbis Global Equity Fund Limited Group	18,465,930	13.24
Mostia Dion Nominees Pty Limited	13,948,289	10.00
AMP Limited	9,876,491	7.08

Twenty Largest Shareholders - as at 04 September 2006

	Shareholder	No. of Shares	%
1	Mostia Dion Nominees Pty Limited	13,948,289	10.00
2	HSBC Custody Nominees (Australia) Limited	11,480,000	8.23
3	National Nominees Limited	7,473,073	5.36
4	AMP Life Limited	7,466,611	5.36
5	Westpac Custodian Nominees Limited	7,413,791	5.32
6	Start-Up Australia Ventures Pty Limited	6,140,401	4.40
7	American Pharmaceutical Partner, Inc	5,854,719	4.20
8	Erdnarp Enterprises Pty Limited	3,993,323	2.86
9	Coates Myer & Company Pty Limited	3,876,270	2.78
10	Equity Trustees Limited	3,821,187	2.74
11	Biotech Capital Limited	3,148,919	2.26
12	Cogent Nominees Pty Limited	2,267,015	1.63
13	Asia Union Investments Pty Limited	2,100,000	1.51
14	Aitken Consultants Pty Limited	2,015,239	1.45
15	The Australian National University Investment Section	1,850,000	1.33
16	J P Morgan Nominees Australia Limited	1,440,583	1.03
17	Link Traders (Aust) Pty Limited	1,250,000	0.90
18	Australian Venture Capital Nominee Pty Limited	1,122,082	0.80
19	Tracie Ramsdale	1,066,793	0.77
20	Istvan Toth	1,040,075	0.75

Allens Arthur Robinson

RECEIVED

2008 MAY 28 A 9:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 August 2006

ABN 47 702 595 758

Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

Tel 61 7 3334 3000
Fax 61 7 3334 3444

Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane

www.aar.com.au

Company Announcements Office
The Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

On behalf of Alchemia Limited, we attach a notice pursuant to ASX Listing Rule 3.4 following the close of the offers under the off-market bid by Alchemia Limited for all the ordinary shares in Meditech Research Limited.

Yours faithfully

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref AAAB:AEKB405627559
aaab A0107468008v2 405627559 28.8.2006

Sydney
Melbourne
Brisbane
Perth
Bangkok
Beijing
Hong Kong
Jakarta
Phnom Penh
Port Moresby
Shanghai
Singapore

Alchemia Limited (ACN 071 666 334)

Notice pursuant to ASX Listing Rule 3.4

Distribution schedule of the number of holders of ordinary and escrow shares in Alchemia Limited as at 25 August 2006:

Ranges	Number of Holders	Number of Securities	% Issued Capital
1 to 1000	1,695	725,411	.52
1001 to 5000	1,896	4,946,472	3.55
5001 to 10000	948	7,121,944	5.11
10001 to 100000	1,012	23,990,673	17.21
100001 and Over	73	102,639,529	73.62
Total	**5,624**	**139,424,029**	**100.00**

20 largest holders of ordinary and escrow shares in Alchemia Limited as at 25 August 2006:

Rank	Name of Holder	Number of Securities Held	% Issued Capital
1.	Mostia Dion Nominees Pty Ltd	13,948,289	10.00
2.	HSBC Custody Nominees (Australia) Limited	11,480,000	8.23
3.	National Nominees Limited	7,473,073	5.36
4.	AMP Life Limited	7,466,611	5.36
5.	Westpac Custodian Nominees Limited	6,887,952	4.94
6.	Start-up Australia Ventures Pty Limited <Bioventures Aust/P/Ship A/C>	6,140,401	4.40
7.	American Pharmaceutical Partners Inc	5,854,719	4.20
8.	Erdnarp Enterprises Pty Limited	3,993,323	2.86
9.	Coates Myer & Company Pty Ltd	3,876,270	2.78
10.	Equity Trustees Limited <SGH PI Smaller Co's Fund>	3,821,187	2.74
11.	Cogent Nominees Pty Limited	3,639,103	2.61

Rank	Name of Holder	Number of Securities Held	% Issued Capital
12.	Biotech Capital Limited	3,148,919	2.26
13.	Asia Union Investments Pty Ltd	2,100,000	1.51
14.	Aitken Consultants Pty Limited	2,015,239	1.45
15.	The Australian National University	1,850,000	1.33
16.	JP Morgan Nominees Australia Limited	1,440,583	1.03
17.	Link Traders (Aust) Pty Limited	1,250,000	.90
18.	Citicorp Nominees Pty Limited	1,124,027	.81
19.	Australian Venture Capital Nominee Pty Ltd <Amwin Innovation Fund A/C>	1,122,082	.80
20.	Citicorp Nominees Pty Limited <CFSIL Cwlth Boff Super A/C>	1,101,600	.79
	Total for Top 20:	89,733,378	64.36

Alchemia

28 August 2006

ASX RELEASE

SYNTHETIC HEPARIN PROGRAM PARTNERSHIP WITH APP UNDER REVIEW

- Alchemia is in discussions with APP
- Regulatory filing with the FDA may be disrupted
- Alchemia remains confident in the merits of Arixtra® and the company's ability to secure FDA approval
- Alchemia is to confirm APP's position on an urgent basis or seek an orderly transition

Current situation assessment

The Board of Alchemia Limited (ASX: ACL) wishes to advise the market that the future of its commercial partnership with US-based pharmaceutical company, Abraxis Pharmaceutical Products (APP), a division of Abraxis BioScience Inc, can not reasonably be assured.

APP has indicated that it is currently reviewing its participation in the program and remains uncertain as to its intention to proceed. As a result, process development work by APP has been suspended, pending a final decision.

Whilst Alchemia has been proactive in attempting to confirm APP's position, the delay is likely to disrupt the established timeline for the regulatory filing to the FDA and potentially impact the market launch of the product.

Potential future outcomes

Alchemia will provide market guidance as soon as possible in the event of any further development regarding APP's decision. Should APP proceed with the collaborative partnership with Alchemia and progress the Synthetic Heparin program, immediate market guidance will include a revised schedule for the FDA filing and anticipated market launch.

In the event that APP does not proceed, Alchemia will seek to ensure an orderly transition to a new North American marketing partner. Preliminary discussions have been held with global pharmaceutical marketing partners in pursuing Rest of World opportunities and Alchemia remains confident that it will be able to secure a suitable alternative marketing partner should this course of action prove necessary.

Validity of Synthetic Heparin program

Alchemia remains fully committed to the Synthetic Heparin program and the market potential of the product. Although Arixtra® sales have not met market expectation; they have demonstrated significant growth over the past year. Sales for the 2005 calendar year were US$43M. Sales for the first half of this calendar year were US$44M with sales increasing 36% in Q1 and 26% in Q2, respectively.

Clinical trial results continue to be positive with GlaxoSmithKline (GSK) reporting results on the OASIS-5 trial, the world's largest clinical study of acute coronary syndrome (ACS), in September 2005. The study which compared Arixtra® with Sanofi-Aventis marketed Lovenox®, found that Arixtra® was much safer than, and as effective as, Lovenox® in preventing death, heart attacks and ischemia. Lovenox® is the current market leader accounting for US$2.7B of the US$3.7B total sales of heparin family drugs. Approval for the ACS indication for Arixtra® is expected in 2008.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Alchemia believes that Arixtra® will only compete in an open market with Lovenox® once it has received approval for all indications (anticipated in 2008). It is also worth noting that the anti-thrombotic market is one which is proven highly resistant to change. This was illustrated with the introduction of Lovenox® which was launched for its first indication in the US in 1993. In its third year on the market (1995), Lovenox® generated sales of US$63M. By 2000, it had received approval for all indications and worldwide sales exceeded US$1B. Based on Arixtra's demonstrated superiority in either efficacy or safety in a range of clinical trials, we are confident that the product has a promising future, once approval for all indications is obtained.

History of relationship with APP

Alchemia entered into an agreement with APP in 2003 for the sales and marketing of Alchemia's Synthetic Heparin in North America. Under the agreement APP is responsible for formulation, regulatory submission and sales and marketing of Alchemia's Synthetic Heparin in the US and Canada.

Alchemia is entitled under the terms of the agreement to 50% of the profits from the sales of Synthetic Heparin by APP in North American markets with the agreement effective for 10 years after the filing of the first Abbreviated New Drug Application (ANDA) with the Food and Drug Administration (FDA) in the US.

In conclusion

Alchemia is obviously pursuing the earliest possible resolution of this uncertainty regarding its marketing partner's intention.

Above all, Alchemia remains confident in the merits of Arixtra® and the company's ability to secure FDA approval and bring the product to market. This will either be with APP, or in the event that APP does not proceed, *Alchemia will seek to ensure an orderly transition to a new North American marketing partner.*

This will remain our major priority and we will ensure that all available resources will remain focused on achieving a positive and timely result and putting this program back on track to market launch as early as feasible.

Dr Tracie Ramsdale
Chief Executive Officer
Alchemia Limited

For further information:
Dr Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 07 3340 0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Tel: 07 3250 5000 / 0400 611 155

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

24 August 2006

Alchemia Limited

TRADING HALT

The securities of Alchemia Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 28 August 2006 or when the announcement is released to the market.

Security Code: ACL

Simon O'Brien
Senior Adviser, Issuers (Brisbane)

FAX TRANSMISSION

McCULLOUGH ROBERTSON
lawyers
Success. In business

Level 11 Central Plaza Two
66 Eagle Street Brisbane Qld 4000

GPO Box 1855
Brisbane Qld 4001 Australia

Telephone 07 3233 8888
International + 617 3233 8888
Fax 07 3229 9949

Ausdoc DX 158 Brisbane
Email info@mccullough.com.au
www.mccullough.com.au

ABN 42 721 345 951

Partner	Brett Heading
Writer	Reece Walker
Direct Line	07 3233 8654
E-mail	rwalker@mccullough.com.au
Our Reference	RWW:JBH:

24 August 2006

FOR IMMEDIATE RELEASE

Mr Simon O'Brien
ASX

Fax 07 3832 4114

Dear Simon

ALCHEMIA LIMITED ('ACL') - REQUEST FOR TRADING HALT

We act on behalf of Alchemia Limited. The company requests an immediate trading halt pending a further announcement by the company in relation to its research and development program.

Alchemia Limited is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Reece Walker
Senior Associate

enclosure
1229702v1/S2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1) Fully paid Ordinary Shares 2) Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1) 11,754 shares 2) 287,077 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1) N/A 2) 212,077 options at an exercise price of $1.617 with an expiry date 20 Aug 2011; 75,000 options at an exercise price of $1.617 with an expiry date 20 July 2011

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1) Yes 2) N/A
5	Issue price or consideration	1) $1.078 per share 2) N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1) Issued pursuant to Alchemia Limited Tax Exempt Share Plan and Alchemia Limited Executive Share Plan (restricted from sale for 3 years). 2) Issue of options to employees and executives under the Alchemia Limited share option plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 August 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
141,093,825	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000	Options held by non-employee
		4,329,843*	Employee options
		* Please see attached list for correct breakdown	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 22 August 2006

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

			TOTAL OPTIONS
ACLAO	OPTION EXP 23-OCT-08 EX 36C		447,161
ACLAQ	OPTION EXP 23-OCT-08 EX 95C		894,323
ACLAS	OPTION EXP 16-JUN-08 EX 64C		8,943
ACLAX	OPTION EXP 25-JUL-07 EX 95C	344,314	
	OPTION EXP 01-NOV-06 EX 95C	290,655	
	OPTION EXP 01-JAN-07 EX 95C	173,221	
	OPTION EXP 24-OCT-06 EX 95C	38,554	846,744
ACLAY	OPTION EXP 23-OCT-08 EX 64C		168,151
ACLAI	OPTION EXP 20-JUL-11		900,000
	OPTION EXP 23-OCT-08 EX 70C		357,729
	OPTION EXP 06-NOV-08 EX 64C		29,715
	OPTION EXP 18-DEC-08 EX 70C		300,000
	OPTION EXP 15-MAR-10 EX 93C		40,000
	OPTION EXP 30-JUNE-10 EX 0.795		50,000
NEW	OPTION EXP 20-JUL-11		75,000
NEW	OPTION EXP 20-AUG-11		212,077
	TOTAL		4,329,843

Alchemia

Corporations Act 2001 (Cth)
ASX Listing Rule 3.3

Notice

Alchemia Limited (ACN 071 666 334) (***Alchemia***) gives notice in accordance with ASX Listing Rule 3.3 that:

(a) the Offer Period in respect of the Offers dated 11 April 2006 made in accordance with the bidder's statement dated 28 March 2006 (the ***Bidder's Statement***) by Alchemia in relation to a takeover bid for ordinary shares in Meditech Research Limited (ACN 058 390 953), expired at 7 pm on **14 August 2006**.

(b) Alchemia and its associates had a relevant interest in 94.2% of the bid class securities at the expiry of the Offer Period and continue to hold that same relevant interest; and

(c) Alchemia has commenced the compulsory acquisition process of the remaining bid class securities under the *Corporations Act 2001* (Cth) on 1 August 2006.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

Dated 15 August 2006

T Ramsdale

Tracie Ramsdale
Director
For and on behalf of Alchemia Limited

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Allens Arthur Robinson

15 August 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Company Announcements Office
The Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

On behalf of Alchemia Limited, we attach a notice pursuant to ASX Listing Rule 3.3.

Yours faithfully

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref AAAB:AEKB405627559
Your Ref
aaab A0107415295v1 405627559 14.8.2006

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 31 / 7 / 2006

The previous notice was dated 31 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	116,205,971 ordinary shares fully paid	92.36%	117,543,181 ordinary shares fully paid	93.43%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,337,210 ordinary shares fully paid	1,337,210

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	117,543,181 ordinary shares fully paid	117,543,181

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 3 August 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional *on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate* in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 3 August 2006

3 August 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,408	Ordinary shares	1,352,408
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

16 June	128,431	Ordinary Shares	128,431
19 June	36,000	Ordinary Shares	36,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
7 July	63,030	Ordinary Shares	63,030
10 July	174,190	Ordinary Shares	174,190
11 July	480,358	Ordinary Shares	480,358
12 July	511,782	Ordinary Shares	511,782
13 July	306,250	Ordinary Shares	306,250
14 July	709,532	Ordinary Shares	709,532
17 July	986,578	Ordinary Shares	986,578
18 July	591,420	Ordinary Shares	591,420
19 July	443,994	Ordinary Shares	443,994
20 July	726,163	Ordinary Shares	726,163
21 July	409,948	Ordinary Shares	409,948
24 July	499,499	Ordinary Shares	499,499
25 July	346,123	Ordinary Shares	346,123
26 July	608,993	Ordinary Shares	608,993
27 July	1,793,928	Ordinary Shares	1,793,928
28 July	523,751	Ordinary Shares	523,751
31 July	552,349	Ordinary Shares	552,349
1 August	176,000	Ordinary Shares	176,000
2 August	85,110	Ordinary Shares	85,110
TOTAL	117,543,181	Ordinary shares	117,543,181

Allens Arthur Robinson

2 August 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney
NSW
2000

Dear Sir / Madam

Takeover bid by Alchemia Limited in relation to Meditech Research Limited

We act for Alchemia Limited.

In accordance with ASX Listing Rule 17.4, we attach a copy of the compulsory acquisition notice sent to outstanding holders of ordinary shares in Meditech Research Limited on 1 August 2006 under section 661B of the *Corporations Act 2001* (Cth).

Please arrange for suspension from official quotation of the ordinary shares in Meditech Research Limited 5 business days after the date of this letter.

Yours faithfully

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 6 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 6 7 3334 3533

Attach

Our Ref AEKB:SULB:405627559
aaab A0107341950v1 405627559 2.8.2006

6021 page 1/1 13 March 2000

ASIC registered agent number 1926 - Brisbane
lodging party or agent name Allens Arthur Robinson
office, level, building name or PO Box no. PO Box 7082
street number & name Riverside Centre
suburb/city Brisbane state/territory QLD postcode 4001
telephone (07) 3334 3320
facsimile (07) 3334 3444
DX number

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 6021

Corporations Act
661B(1)(a)

Notice of
compulsory acquisition following takeover bid

To (1)

Securities of Meditech Research Limited ACN 058 390 953 (2) ("the Company")

1. Under an Off Market Bid offers were made by Alchemia Limited ACN 071 666 334 (the "bidder") (3) in respect of the acquisition of all of the fully paid ordinary shares (4) in the Company. The offers are scheduled to close on 14 August 2006 at 7pm (Brisbane time) (5).

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act ("the Act") that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5. Under section 661E of the Corporations Act, you have the right, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Corporations Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the court for an order that the securities not be compulsorily acquired.

6. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before *this notice was given.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name Mr. Christopher Neal capacity Company Secretary

date 01/08/2006

sign here 

DIRECTIONS

* Delete whichever does not apply.
(1) Name and address of holder.
(2) Name of target company or body.
(3) Name of bidder.
(4) Insert description of class of securities to which the bid related.
(5) Insert date offers closed or are scheduled to close.
(6) Insert paragraph 5 only where alternative terms are included in the offer.
(7) Insert details of alternative terms.
(8) Set out the terms that will apply.

#2216v1

Allens Arthur Robinson

1 August 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

We act for Alchemia Limited (***Alchemia***).

We attach a notice in the prescribed form pursuant to section 661B(1) of the *Corporations Act 2001* (Cth). The notice is in the form that Alchemia intends to send to shareholders to effect compulsory acquisition of their outstanding ordinary shares in Meditech Research Limited.

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref AAAB:405627559
aaab A0107341605v1 405627559 1.8.2006

6021 page 1/1 13 March 2000

ASIC registered agent number 1928 - Brisbane
lodging party or agent name Allens Arthur Robinson
office, level, building name or PO Box no. PO Box 7082
street number & name Riverside Centre
suburb/city Brisbane state/territory QLD postcode 4001
telephone (07) 3334 3320
facsimile (07) 3334 3444
DX number

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 6021

Corporations Act
661B(1)(a)

Notice of

compulsory acquisition following takeover bid

To (1)

Securities of Meditech Research Limited ACN 058 390 953 (2) ("the Company")

1. Under an Off Market Bid offers were made by Alchemia Limited ACN 071 666 334 (the "bidder") (3) in respect of the acquisition of all of the fully paid ordinary shares (4) in the Company. The offers are scheduled to close on 14 August 2006 at 7pm (Brisbane time) (5).

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act ("the Act") that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5. Under section 661E of the Corporations Act, you have the right, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Corporations Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the court for an order that the securities not be compulsorily acquired.

6. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before *this notice was given.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name Mr. Christopher Neal capacity Company Secretary

sign here [signature] date 01/08/2006

DIRECTIONS

* Delete whichever does not apply.
(1) Name and address of holder.
(2) Name of target company or body.
(3) Name of bidder.
(4) Insert description of class of securities to which the bid related.
(5) Insert date offers closed or are scheduled to close.
(6) Insert paragraph 5 only where alternative terms are included in the offer.
(7) Insert details of alternative terms.
(8) Set out the terms that will apply.

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
30 June 2006

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

Quarter ended ("current quarter")

30th JUNE 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,545)	(4,243)
		(b) advertising and marketing	(225)	(649)
		(c) research and development (excluding R&D staff costs)	(824)	(6,094)
		(d) leased assets	-	-
		(e) other working capital	(6,796)	(7,634)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		399	1,405
1.5	Interest and other costs of finance paid		3	3
1.6	Income taxes paid		-	-
1.7	Other (Commercial Ready grant)		560	991
	Net operating cash flows		**(8,433)**	**(16,221)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(8,434)	(16,221)
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(16,341)	(16,341)
	(d) physical non-current assets	(552)	(613)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(16,893)	(16,954)
1.14	**Total operating and investing cash flows**	(25,327)	(33,175)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	20,857	42,544
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	(13)	1,079
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	(2)
	Net financing cash flows	20,844	43,621
	Net increase in cash held	(4,483)	10,446
1.21	Cash at beginning of quarter/year to date	30,717	15,788
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	26,234	26,234

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	73
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The cash flows for the quarter include a planned non-recurring payment made in respect to the pilot plant scale up of synthetic heparin. Funding for this expenditure was provided by grants received in previous periods and contributions from APP outlined in 1.17

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (American Pharmaceutical Partners)	1,079	1,079
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	756	718
4.2	Deposits at call	1,534	1,443
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	23,944	28,556
	Total: cash at end of quarter (item 1.22)	26,234	30,717

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Meditech Research Limited	
5.2	Place of incorporation or registration	Melbourne, Victoria	
5.3	Consideration for acquisition or disposal	$15,019,523	
5.4	Total net assets	$1,649,694	
5.5	Nature of business	R&D Development	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Company Secretary

Date: 01st August 2006

Print name: Christopher Neal

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2008 MAY 28 A 9:49
FICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme	Meditech Research Limited (the *Company*)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the *Bidder*)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	See Annexure A
The previous notice was given to the company on	27 / 7 / 2006
The previous notice was dated	27 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	114,412,043 ordinary shares fully paid	90.94%	116,205,971 ordinary shares fully paid	92.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,793,928 ordinary shares fully paid	1,793,928

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	116,205,971 ordinary shares fully paid	116,205,971

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 31 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 31 July 2006

31 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

16 June	128,431	Ordinary Shares	128,431
19 June	38,000	Ordinary Shares	38,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
7 July	63,030	Ordinary Shares	63,030
10 July	174,190	Ordinary Shares	174,190
11 July	480,358	Ordinary Shares	480,358
12 July	511,782	Ordinary Shares	511,782
13 July	306,250	Ordinary Shares	306,250
14 July	709,532	Ordinary Shares	709,532
17 July	986,578	Ordinary Shares	986,578
18 July	591,420	Ordinary Shares	591,420
19 July	443,994	Ordinary Shares	443,994
20 July	726,163	Ordinary Shares	726,163
21 July	409,948	Ordinary Shares	409,948
24 July	499,499	Ordinary Shares	499,499
25 July	346,123	Ordinary Shares	346,123
26 July	608,993	Ordinary Shares	608,993
27 July	1,793,928	Ordinary Shares	1,793,928
TOTAL	116,205,971	Ordinary shares	116,205,971

Alchemia Limited (ACN 071 666 334)

Company Notice – Section 650D(1) of the *Corporations Act 2001*

Notice of Variation – Extension of Offer Period

To: 1 Australian Securities and Investments Commission (***ASIC***)

2 Meditech Research Limited (ACN 058 390 953) (***Meditech***)

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) by Alchemia Limited (ACN 071 666 334) in relation to the offers dated 11 April 2006 (the ***Offers***) under Alchemia's takeover bid for all of the issued ordinary shares in Meditech, which are contained in the bidder's statement from Alchemia Limited dated 28 March 2006 (the ***Bidder's Statement***) (as supplemented by a Supplementary Bidder's Statement dated 29 May 2006).

Alchemia Limited gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance until 7.00 pm (Brisbane time) on 14 August 2006.

Dated 31 July 2006

Signed on behalf of **Alchemia Limited** by directors of Alchemia Limited who are authorised to so sign by a resolution passed at a meeting of directors of Alchemia Limited.

Director

Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,943
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.95 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	141,082,071	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000 4,042,767	Options held by non-employee Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 27 July 2006

Company Secretary

Print name: Christopher Neal

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 21 / 7 / 2006

The previous notice was dated 21 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	112,547,480 ordinary shares fully paid	89.45%	114,412,043 ordinary shares fully paid	90.94%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,864,563 ordinary shares fully paid	1,864,563

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	114,412,043 ordinary shares fully paid	114,412,043

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 27 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 27 July 2006

27 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1.352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,088	Ordinary shares	762,088
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

16 June	128,431	Ordinary Shares	128,431
19 June	36,000	Ordinary Shares	36,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
7 July	63,030	Ordinary Shares	63,030
10 July	174,190	Ordinary Shares	174,190
11 July	480,358	Ordinary Shares	480,358
12 July	511,782	Ordinary Shares	511,782
13 July	306,250	Ordinary Shares	306,250
14 July	709,532	Ordinary Shares	709,532
17 July	986,578	Ordinary Shares	986,578
18 July	591,420	Ordinary Shares	591,420
19 July	443,994	Ordinary Shares	443,994
20 July	726,163	Ordinary Shares	726,163
21 July	409,948	Ordinary Shares	409,948
24 July	499,499	Ordinary Shares	499,499
25 July	346,123	Ordinary Shares	346,123
26 July	608,993	Ordinary Shares	608,993
TOTAL	114,412,043	Ordinary shares	114,412,043

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1) Fully paid Ordinary Shares 2) Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1) 270,253 shares 2) 900,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1) N/A 2) 900,000 options at an exercise price of $1.617 with an expiry date 20 July 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1) Yes 2) N/A
5	Issue price or consideration	1) $1.078 per share 2) N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1) Issued pursuant to Alchemia Limited Tax Exempt Share Plan and Alchemia Limited Executive Share Plan (restricted from sale for 3 years). 2) Issue of options to employees and executives under the Alchemia Limited share option plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	141,073,128	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000	Options held by non-employee
		4,051,710	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 25 July 2006

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2008 MAY 28 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	89,432
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.95 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,802,875	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000	Options held by non-employee
		3,151,710	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2006

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

25 July 2006

The Manager
Companies' Announcement Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney 2000 NSW

Dear Sir

Alchemia's off market takeover offer for Meditech

The directors of Meditech note that Alchemia Limited has advised that it has now received acceptances in excess of 90% and intends to proceed to compulsory acquisition. The directors wish to advise that Alchemia has confirmed that it will continue to make available to Meditech further funding under the secured $2million loan facility.

Yours faithfully

Christopher Neal
Company Secretary

Meditech Limited
ABN 60 058 390 953
Level 1, 459 Toorak Road, Toorak Vic 3142, AUSTRALIA
Phone 61-3 9296 2026 Fax 61-3-9296 2192 E-mail: mrl@mrl.com.au
World Wide Web: www.mrl.com.au

Alchemia

25 July 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia gains more than 90% of Meditech and will proceed to compulsory acquisition.

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had a relevant interest in 113,456,927 Meditech Research Limited (Meditech) Ordinary Shares, representing 90.18% of Meditech's issued shares.

The offer is scheduled to close 7pm on 31 July 2006.

Alchemia will now proceed to compulsorily acquire all of the outstanding shares in Meditech in accordance with the provisions under Chapter 6A of the *Corporations Act 2001*.

Alchemia Managing Director Dr Tracie Ramsdale said she was delighted with the bid's success and looked forward to extracting the full benefits of the acquisition to further cement Alchemia's leading position in the Australian biotech sector.

"The combination of Alchemia and Meditech creates one of Australia's most innovative and accomplished biotechnology companies, with an extensive product pipeline, financial strength and a strong management team," she said.

Dr Ramsdale said achieving in excess of the 90 percent acceptance level was particularly rewarding given Meditech's large and disparate shareholder base.

"We have been very pleased by the support of Alchemia and Meditech shareholders, industry analysts and the broader financial market to this acquisition. It is clear that stakeholders of both companies share our vision and excitement for the Alchemia group," she said.

Dr Ramsdale said the executive management teams of Alchemia and Meditech had completed a strategic review of the combined drug development programs and were close to completing integration.

"We have been prioritising opportunities from the combined pipeline to create shareholder value in the near, mid and long-term. Alchemia now has one of the Australian biotech sector's most comprehensive portfolios with programs and opportunities across the development cycle," she said.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Further information:

If Meditech shareholders have any questions in relation to Alchemia's offer or accepting it, they should call the Alchemia offer information line on 1 800 822 368 (within Australia) or +800 00 822 368 (outside Australia).

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia Limited — www.alchemia.com.au

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

EUROSCREEN

Alchemia

25 July 2006

JOINT ANNOUNCEMENT

Alchemia and Euroscreen enter collaboration for GPCR drug discovery

Australian drug development company Alchemia Limited (ASX: ACL) and Belgian drug discovery company Euroscreen s.a. today announced a collaboration to identify new drug candidates for human G protein coupled receptors (GPCRs) — the largest family of receptors targeted by the pharmaceutical industry.

It is estimated that over 50% of marketed drugs target GPCRs, yielding more than $60 billion in sales per annum. Despite the success of GPCR-based drugs, a huge market opportunity still exists as only a fraction of GPCRs have been successfully targeted.

This collaboration will bring together Alchemia's proprietary VAST™ drug discovery technology with Euroscreen's expertise in GPCR screening for the discovery of novel drug leads in an underdeveloped subclass of GPCRs that bind peptide ligands.

Many peptide ligands display potent biological activity but are not well suited as drug candidates due to poor bioavailability and stability. Efforts to design more stable, drug-like mimetics of these biologically active peptides have been hampered by a lack of knowledge of the active conformation of the peptide.

Alchemia Research Director Dr Wim Meutermans said the collaboration would aim to overcome this barrier using an innovative process that combines Euroscreen's GPCR screening capability with Alchemia's unique chemistry platform.

"We believe our drug discovery technology VAST™ is ideally suited for the discovery of GPCR drug candidates as it allows for the systematic 'scanning' of conformational space to find small drug-like molecules that mimic the bioactive conformation of the target peptide," he said. "Alchemia has used our VAST™ technology to prepare a library of compounds targeted to this specific subset of GPCRs."

Euroscreen Head of Drug Development Dr. François Roman said, " As part of the collaborative agreement, Euroscreen will screen Alchemia's VAST library against a selected set of GPCRs to identify candidates for future development. This exciting collaboration aims to provide both Alchemia and Euroscreen with a rapid opportunity to identify novel lead compounds for select, GPCR drug discovery programs."

The agreement allows for joint investment in development candidates and a sharing of any future revenue arising from the collaboration.

ENDS

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

ENQUIRIES:

Euroscreen s.a.
Jean Combalbert, Ph.D.
President and CEO
Tel: +32 71 348 500

Alchemia Limited.
Tracie Ramsdale, Ph.D
CEO
Tel: +61 7 3340 0200

About Alchemia Limited — www.alchemia.com.au

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia recently acquired Melbourne-based biotechnology company Meditech Research Limited. Meditech is developing new cancer therapeutics based on its novel drug delivery technology that aims to improve the safety and efficacy of existing therapeutics.

About Euroscreen s.a. - www.euroscreen.com

Euroscreen is a preclinical-stage biopharmaceutical company focusing on the discovery, development and partnering of small molecule drugs for unmet medical needs. Euroscreen is developing a pipeline of compounds targeting G protein-coupled receptors (GPCRs) using over 11 years of experience in research and commercialization of this critical class of drug targets in association with the Institute of Interdisciplinary Research (IRIBHM) of the University of Brussels. Euroscreen's AequoScreen(tm) cellular assay platform is used extensively in its screening of GPCRs for candidate drugs which are partnered during preclinical development.

The Company has developed a broad GPCR patent portfolio for licensing to biopharmaceutical companies. Such patents address targets such as CCR5, Chemerin receptor, GPR43, GPR7/8, FPRL2, purinergic receptors (P2Y4, P2Y11 and P2Y13) and SHIP2 for type II diabetes.

Euroscreen pursues a dual platform strategy of combining its drug discovery business with its products and services business unit which serves biopharmaceutical companies around the world. Euroscreen focuses on internal targets in the inflammation area as well as several partnered preclinical-stage collaborations with biopharmaceutical partners. The company has research, product distribution and licensing partnerships with Amersham/GE Healthcare, Cephalon, ChemDiv, Evotec, ICOS, Medarex, Merck & Co, Novartis, Pfizer Inc, Solvay, Syngenta and UCB. Euroscreen is a privately held company based in Brussels, Belgium.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 18 / 7 / 2006

The previous notice was dated 18 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	110,785,903 ordinary shares fully paid	88.05%	112,547,480 ordinary shares fully paid	89.45%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,761,577 ordinary shares fully paid	1,761,577

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	112,547,480 ordinary shares fully paid	112,547,480

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 21 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 21 July 2006

21 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	887,540	Ordinary shares	887,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,819	Ordinary Shares	1,317,819
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

18 June	128,431	Ordinary Shares	128,431
19 June	36,000	Ordinary Shares	36,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
7 July	63,030	Ordinary Shares	63,030
10 July	174,190	Ordinary Shares	174,190
11 July	480,358	Ordinary Shares	480,358
12 July	511,782	Ordinary Shares	511,782
13 July	306,250	Ordinary Shares	306,250
14 July	709,532	Ordinary Shares	709,532
17 July	986,578	Ordinary Shares	986,578
18 July	591,420	Ordinary Shares	591,420
19 July	443,994	Ordinary Shares	443,994
20 July	726,163	Ordinary Shares	726,163
TOTAL	112,547,480	Ordinary shares	112,547,480

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 14 / 7 / 2006

The previous notice was dated 14 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	109,089,793 ordinary shares fully paid	86.71%	110,785,903 ordinary shares fully paid	88.05%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,696,110 ordinary shares fully paid	1,696,110

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	110,785,903 ordinary shares fully paid	110,785,903

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 18 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 18 July 2006

18 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,408	Ordinary shares	1,352,408
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

16 June	128,431	Ordinary Shares	128,431
19 June	36,000	Ordinary Shares	36,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
7 July	63,030	Ordinary Shares	63,030
10 July	174,190	Ordinary Shares	174,190
11 July	480,358	Ordinary Shares	480,358
12 July	511,782	Ordinary Shares	511,782
13 July	306,250	Ordinary Shares	306,250
14 July	709,532	Ordinary Shares	709,532
17 July	986,578	Ordinary Shares	986,578
TOTAL	110,785,903	Ordinary shares	110,785,903

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2008 MAY 28 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

<u>To</u> Company Name/Scheme Meditech Research Limited (the ***Company***)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the ***Bidder***)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 7 / 7 / 2006

The previous notice was dated 7 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	107,554,183 ordinary shares fully paid	85.49%	109,089,793 ordinary shares fully paid	86.71%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,535,610 ordinary shares fully paid	1,535,610

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	109,089,793 ordinary shares fully paid	109,089,793

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 14 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 14 July 2006

14 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,088	Ordinary shares	762,088
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

16 June	128,431	Ordinary Shares	128,431
19 June	38,000	Ordinary Shares	38,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
7 July	63,030	Ordinary Shares	63,030
10 July	174,190	Ordinary Shares	174,190
11 July	480,358	Ordinary Shares	480,358
12 July	511,782	Ordinary Shares	511,782
13 July	306,250	Ordinary Shares	306,250
TOTAL	109,089,793	Ordinary shares	109,089,793

T +61 3 9522 6900
F +61 3 9510 9292
E cytopia@cytopia.com.au
www.cytopia.com.au

ASX/NEWS RELEASE

ACN 079 253 608

Cytopia Limited
Level 5
Baker Heart Research Institute Building
Commercial Road
Melbourne VIC 3004
Australia

PO Box 6492
St Kilda Road Central
Melbourne VIC 8008
Australia

Cytopia Completes Sale of Alchemia Stake

7 July 2006, Melbourne: Cytopia Ltd (ASX:CYT) has completed the sale of its entire holding of 14.4m shares in Alchemia Ltd (ASX:ACL). The shares were sold to domestic institutional investors over recent weeks for a total consideration of $15 million.

The cash that has been generated by this sale will support on the ongoing research and development of the Cytopia pipeline of drug candidates. With a cash holding of approximately $22 million and the recently announced JAK3 collaboration with Novartis, the company commences the current financial year in a very strong position.

About Cytopia

Cytopia Ltd is an Australian biotechnology company focused on the discovery and development of new drugs to treat cancer, immune disorders and cardiovascular diseases. Cytopia conducts its research and development via subsidiaries based in Melbourne and New York and specialises in discovering new molecules that can inhibit enzymes known as kinases, an exciting new class of drugs.

For more information, please contact:

Mr Andrew Macdonald
Chief Executive Officer.
+61 3 9522 6920
andrew.macdonald@cytopia.com.au

or, visit our website at: www.cytopia.com.au

Alchemia

7 July 2006

Dear Meditech Research Limited Shareholder

Alchemia's offer for your Meditech shares now closes on 31 July 2006 — ACCEPT NOW

I am writing to inform you that Alchemia Limited (Alchemia) has decided to extend its offer for your Meditech Research Limited (Meditech) shares to allow you extra time to accept.

The offer will now **CLOSE ON MONDAY 31 JULY** 2006 at 7.00 pm Brisbane time.

Most Meditech shareholders have already taken advantage of the offer. As of 5 July 2006, **Alchemia holds 85.08% of Meditech's shares, and has declared its offer unconditional.**

In its Supplementary Bidders Statement dated 29 May 2006, Alchemia stated that if it had not achieved a 90% interest by the close of the offer it would:

- Consider whether Meditech should be removed from the Official List of the ASX. **If quotation of your Meditech shares is terminated, you will not be able to dispose of your Meditech shares on-market and the liquidity of your holding may be adversely affected;**
  and
- Consider proposing that the Meditech Board evaluate potential funding alternatives for Meditech's development program and for repayment of Alchemia's loan. Such funding alternatives are likely to include a rights offer or other capital raising methods. Alchemia would participate in a rights issue to the full extent of its interest in Meditech at that time. **As a shareholder you would have the option of participating in the capital raising or, if you choose not to participate, your shareholding may be diluted.**

I urge you to accept Alchemia's offer today by completing and returning the attached acceptance form in the reply paid envelope. Please note it will be necessary for you to complete additional acceptance forms in respect of each additional parcel you hold.

If you have any questions about how to accept the offer or require an additional acceptance form, please call the Offer Information Line on:

1 800 822 368 (toll-free within Australia)
+800 00 822 368 (outside Australia)

Please note that, as required by the *Corporations Act 2001* (Cth), calls to this number will be recorded.

Yours faithfully

Mel Bridges

Mel Bridges
Chairman

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains Qld 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

7 July 2006

Dear Meditech Research Limited Shareholder

Alchemia's offer for your Meditech shares now closes on 31 July 2006 — ACCEPT NOW

I am writing to inform you that Alchemia Limited (Alchemia) has decided to extend its offer for your Meditech Research Limited (Meditech) shares to allow you extra time to accept.

The offer will now **CLOSE ON MONDAY 31 JULY** 2006 at 7.00 pm Brisbane time.

Most Meditech shareholders have already taken advantage of the offer. As of 5 July 2006, Alchemia holds **85.08%** of Meditech's shares, and has declared its offer unconditional.

In its Supplementary Bidders Statement dated 29 May 2006, Alchemia stated that if it had not achieved a 90% interest by the close of the offer it would:

- Consider whether Meditech should be removed from the Official List of the ASX. If quotation of your Meditech shares is terminated, you will not be able to dispose of your Meditech shares on-market and the liquidity of your holding may be adversely affected;
  and
- Consider proposing that the Meditech Board evaluate potential funding alternatives for Meditech's development program and for repayment of Alchemia's loan. Such funding alternatives are likely to include a rights offer or other capital raising methods. Alchemia would participate in a rights issue to the full extent of its interest in Meditech at that time. As a shareholder you would have the option of participating in the capital raising or, if you choose not to participate, your shareholding may be diluted.

I urge you to accept Alchemia's offer today by completing and returning the attached acceptance form in the reply paid envelope. Please note it will be necessary for you to complete additional acceptance forms in respect of each additional parcel you hold.

If you have any questions about how to accept the offer or require an additional acceptance form, please call the Offer Information Line on:

1 800 822 368 (toll-free within Australia)
+800 00 822 368 (outside Australia)

Please note that, as required by the *Corporations Act 2001* (Cth), calls to this number will be recorded.

Yours faithfully

Mel Bridges

Mel Bridges
Chairman

Alchemia Limited (ACN 071 666 334)

Company Notice – Section 650D(1) of the *Corporations Act 2001*

Notice of Variation – Extension of Offer Period

To: 1 Australian Securities and Investments Commission (***ASIC***)

2 Meditech Research Limited (ACN 058 390 953) (***Meditech***)

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) by Alchemia Limited (ACN 071 666 334) in relation to the offers dated 11 April 2006 (the ***Offers***) under Alchemia's takeover bid for all of the issued ordinary shares in Meditech, which are contained in the bidder's statement from Alchemia Limited dated 28 March 2006 (the ***Bidder's Statement***) (as supplemented by a Supplementary Bidder's Statement dated 29 May 2006).

Alchemia Limited gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance until 7.00 pm (Brisbane time) on 31 July 2006.

Dated 7 July 2006

Signed on behalf of **Alchemia Limited** by directors of Alchemia Limited who are authorised to so sign by a resolution passed at a meeting of directors of Alchemia Limited.

Director

Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Meditech Research Limited (the *Company*)

ACN/ARSN: ACN 058 390 953

1. Details of substantial holder (1)

Name: Alchemia Limited (the ***Bidder***)

ACN/ARSN (if applicable): ACN 071 666 334

There was a change in the interests of the substantial holder on: See Annexure A

The previous notice was given to the company on: 3 / 7 / 2006

The previous notice was dated: 3 / 7 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	106,016,647 ordinary shares fully paid	84.26%	107,554,183 ordinary shares fully paid	85.49%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,537,536 ordinary shares fully paid	1,537,536

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	107,554,183 ordinary shares fully paid	107,554,183

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 7 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 7 July 2006

7 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2005	59,000	Ordinary shares	59,000
18 April 2005	338,778	Ordinary shares	338,778
19 April 2005	16,973,730	Ordinary shares	16,973,730
20 April 2005	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,184	Ordinary shares	5,126,184
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069
16 June	128,431	Ordinary Shares	128,431

19 June	36,000	Ordinary Shares	36,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
3 July	200,000	Ordinary Shares	200,000
4 July	310,419	Ordinary Shares	310,419
5 July	521,570	Ordinary Shares	521,570
6 July	505,547	Ordinary Shares	505,547
TOTAL	107,554,183	Ordinary shares	107,554,183

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 16 / 6 / 2006

The previous notice was dated 16 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	104,731,426 ordinary shares fully paid	83.24%	106,016,647 ordinary shares fully paid	84.26%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,285,221 ordinary shares fully paid	1,285,221

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	106,016,647 ordinary shares fully paid	106,016,647

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 3 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 3 July 2006

3 July 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,088	Ordinary shares	762,088
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,711	Ordinary shares	251,711
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069
16 June	128,431	Ordinary Shares	128,431

19 June	36,000	Ordinary Shares	36,000
20June	9,750	Ordinary Shares	9,750
21June	333,098	Ordinary Shares	333,098
22 June	183,929	Ordinary Shares	183,929
23 June	36,162	Ordinary Shares	36,162
26 June	0	Ordinary Shares	0
27 June	20,000	Ordinary Shares	20,000
28 June	40,000	Ordinary Shares	40,000
29 June	292,178	Ordinary Shares	292,178
30 June	205,673	Ordinary Shares	205,673
TOTAL	106,016,647	Ordinary shares	106,016,647

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,358
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.95 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,713,443	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,652,000 3,201,142	Options held by non-employee Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 27 June 2006

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia Limited (ACN 071 666 334)

Company Notice – Section 650D(1) of the *Corporations Act 2001*

Notice of Variation – Extension of Offer Period

To: 1 Australian Securities and Investments Commission (***ASIC***)

2 Meditech Research Limited (ACN 058 390 953) (***Meditech***)

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) by Alchemia Limited (ACN 071 666 334) in relation to the offers dated 11 April 2006 (the ***Offers***) under Alchemia's takeover bid for all of the issued ordinary shares in Meditech, which are contained in the bidder's statement from Alchemia Limited dated 28 March 2006 (the ***Bidder's Statement***) (as supplemented by a Supplementary Bidder's Statement dated 29 May 2006).

Alchemia Limited gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance until 7.00 pm (Brisbane time) on 7 July 2006.

Dated 23 June 2006

Signed on behalf of **Alchemia Limited** by directors of Alchemia Limited who are authorised to so sign by a resolution passed at a meeting of directors of Alchemia Limited.

Director

Director

MALLESONS STEPHEN JAQUES

Confidential communication

Australian Stock Exchange Limited
Company Announcements
Fax 1900 999 279

23 June 2006

Alchemia Limited

We act for Orbis Global Equity Fund Limited ("Orbis") and enclose a notice under Part 6C.1 of the Corporations Act 2001 (Cth).

Yours faithfully

Damien Scholefield
Senior Associate
Direct line +61 2 9296 2463
Email damien.scholefield@mallesons.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alchemia Limited

ACN/ARSN: 071 666 334

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 21/06/06

The previous notice was given to the company on: 05/11/05

The previous notice was dated: 04/11/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	8,912,560	7.60%	18,465,930	13.68%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22/06/06	Orbis Global Equity Fund Limited	Acquisition of Shares	$5,645,142	Ordinary 5,360,000	5,360,000
22/06/06	See Annexure A Table 1 and 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 11,480,000	11,480,000
See Annexure A Tables 2 and 3					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Orbis SICAV –Asia ex Japan Equity Fund	Managed by a subsidiary of Orbis Holdings Limited
Orbis MIS – Orbis/SM Australia Equity Fund	Managed by a subsidiary of Orbis Holdings Limited
GA Fund –L Equity Deep Value World TP	Managed by a subsidiary of Orbis Holdings Limited

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Hugh Gillespie Capacity Secretary/Authorised Signatory

sign here date 22/06/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ALCHEMIA LIMITED 071 666 334

THIS IS ANNEXURE A OF 4 PAGES REFERRED TO IN FORM 604

print name Hugh Gillespie Capacity Authorised Signatory

sign here date 22/06/2006

Table 1 – Changes in Relevant Interests (Continued)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
22/06/2006	Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares	$273,832	Ordinary 260,000	260,000
27/4/2006 to 22/06/2006	Orbis SICAV Global Equity Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares	$2,169,417	Ordinary 2,054,683	2,054,683
22/03/2006	Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares	$84,256	Ordinary 80,000	80,000
22/03/2006	Orbis MIS – Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	$189,576	Ordinary 180,000	180,000
1/1/2006	Orbis Capital Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Disposition of Shares	$2,322,335	Ordinary 1,852,560	1,852,560
1/1/2006 to 22/6/2006	Orbis SICAV –Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares	$2,552,481	Ordinary 2,175,580	2,175,580
1/1/2006 to 22/6/2006	Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares	$1,175,234	Ordinary 1,020,687	1,020,687
1/1/2006 to 22/6/2006	GA Fund –L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares	$296,182	Ordinary 275,000	275,000

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 520,000	520,000
Orbis SICAV Global Equity	Westpac Custodian	Westpac Custodian	Registered Holder	Ordinary	2,494,683

Fund Limited	Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Nominees as nominee of Orbis SICAV Global Equity Fund Limited		2,494,683	
Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 180,000	180,000
Orbis MIS - Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Registered Holder	Ordinary 320,000	320,000
Orbis SICAV –Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 2,175,560	2,175,560
Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 1,020,687	1,020,687
GA Fund – L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	Registered Holder	Ordinary 275,000	275,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 18,465,930 ordinary securities of Alchemia Limited

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 1110 – 070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 2000	101 387 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 315 625	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

T +61 3 9522 6900

F +61 3 9510 9292

E cytopia@cytopia.com.au

www.cytopia.com.au

ACN 079 253 606

Cytopia Limited
Level 5
Baker Heart Research
Institute Building
Commercial Road
Melbourne Victoria 3004
Australia

PO Box 6492
St Kilda Road Central
Melbourne Victoria 8008
Australia

23 June, 2006

The Listing Manager
Australian Stock Exchange Limited
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

Dear Sir/Madam,

Re: **Notice of ceasing to be a substantial shareholder**

Pursuant to Section 671 of the Corporations Law, Cytopia Ltd hereby advises that it is no longer a substantial holder in Alchemia Ltd. All details required are disclosed in the attached ASIC Form 605.

Yours sincerely,

Andrew Macdonald
Managing Director

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Alchemia Ltd
ACN/ARSN	071 666 334

1. Details of substantial holder (1)

Name	Cytopia Ltd
ACN/ARSN (if applicable)	079 253 606

The holder ceased to be a substantial holder on 22/06/2006
The previous notice was given to the company on 19/12/2003
The previous notice was dated 19/12/2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
13/12/2005	Cytopia Ltd	Purchase of shares (SPP)	$3,711	3,374 Ordinary Shares	3,374
22/06/2006	Cytopia Ltd	Sale of shares	$(11,644,500)	11,090,000 Ordinary Shares	(11,090,000)

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Cytopia Ltd	Level 5, Baker Heart Research Institute, 75 Commercial Road, Melbourne, VIC 3004

Signature

print name Andrew Macdonald capacity Director

sign here [signature] date 23/06/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 13 / 6 / 2006

The previous notice was dated 13 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	102,720,816 ordinary shares fully paid	81.64%	104,731,426 ordinary shares fully paid	83.24%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,010,610 ordinary shares fully paid	2,010,610

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	104,731,426 ordinary shares fully paid	104,731,426

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here date 16 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 16 June 2006

16 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069

TOTAL	104,731,426	Ordinary shares	104,731,426

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Meditech Research Limited (the ***Company***)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the ***Bidder***)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	See Annexure A
The previous notice was given to the company on	13 / 6 / 2006
The previous notice was dated	13 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	100,707,108 ordinary shares fully paid	81.64%	104,731,426 ordinary shares fully paid	83.24%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,010,610 ordinary shares fully paid	2,010,610

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	104,731,426 ordinary shares fully paid	104,731,426

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 16 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 16 June 2006

16 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
13 June	458,041	Ordinary Shares	458,041
14 June	20,500	Ordinary Shares	20,500
15 June	1,532,069	Ordinary Shares	1,532,069
TOTAL	104,731,426	Ordinary shares	104,731,426

MEDITECH RESEARCH LIMITED

A.B.N. 60 058 390 953

ASX/Media Release

PATIENT ACCRUAL FOR HyCAMP™ PHASE II CLINICAL STUDY TO CLOSE ON 30 JUNE 2006

Wednesday, 14 June 2006

Melbourne, Australia – Meditech Research Limited (ASX:MTR), Alchemia's subsidiary oncology company, today announced that it has set a date of June 30, 2006 for completion of enrollment to the HyCAMP™ Phase II clinical study in patients with metastatic colorectal cancer. As of 13 June, 78 patients have been accrued to the study, slightly fewer than the protocol-specified target of 86.

In this trial patients are able to receive up to eight cycles of chemotherapy in the form of either HyCAMP™ or irinotecan. Initial data from the study will not become available until all patients have completed their treatment and are therefore not expected until early in 2007. The final study report, including data on patient survival, is expected in the second half of 2007. The Company intends to present the results at major oncology meetings during 2007 and 2008.

Dr Tracie Ramsdale, Alchemia's Chief Executive Officer, stated, "This is the first comparative study of HyCAMP™ with standard therapy and so the data are critical in shaping the forward development path for HyCAMP™. As part of our ongoing strategic review of the combined Alchemia and Meditech pipeline, we have identified several options for aggressively developing HyCAMP™ and the data from this study will be instrumental in determining which options to pursue."

Dr Ian Nisbet, Meditech's Chief Executive Officer, noted, "The Phase II trial was designed to build on the preliminary safety and tolerability data from the Phase I study, and to specifically compare HyCAMP™ with irinotecan in a randomized study across many cycles of treatment. As previously advised the rate of accrual to our study has been slower than anticipated due to changing treatment practices and competing studies. However, taking into account the desirability of having the study results as soon as possible so that the forward development path can be shaped, we decided that sufficient patients have been accrued to fulfill our objectives. Based on our encouraging Phase I data we will be very excited to see the results of this study."

Further information:
Ian Nisbet
Chief Executive Officer
Meditech Research Limited
Ph: 03 9296 2027

Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Ph: 07 3340 0200

Media enquiries:
Ms Anna Whybird
Phillips Group
Ph: 07 3230 5000

About Meditech

Meditech is an ASX listed Australian biotechnology company which is majority owned by Alchemia Limited. Meditech is focused on developing and commercialising drugs that improve the health and quality of life of patients with cancer and other chronic diseases. The company has internationally recognised expertise in carbohydrate-based therapies, particularly products based upon the glycosaminoglycan, hyaluronic acid. Building on this expertise, Meditech has created its patented HyACT™ (Hyaluronic Acid Chemotransport Technology) platform which it is applying to the development of improved formulations of cancer drugs. The lead product from the HyACT™ platform is HyCAMP™. In addition to HyCAMP™, Meditech has taken the anti-cancer products HyDOX™ (doxorubicin and hyaluronic acid) and HyFIVE™ (5-fluorouracil and hyaluronic acid) into clinical testing.

About Alchemia

Alchemia is an Australian based, internationally focused, drug discovery company listed on the ASX. Alchemia has applied its proprietary carbohydrate technology to the development of a generic anti-thrombotic drug, Synthetic Heparin, and to drug discovery programs in the anti-cancer, antibiotic, pain and eye disease areas. The company is due to launch Synthetic Heparin in the US in 2008. Alchemia has partnered this program with manufacturing partner The Dow Chemical Company and marketing and regulatory partner American Pharmaceutical Partners. Alchemia believes its efficient and economical manufacturing process will allow Synthetic Heparin a potentially significant market share of the $US3 billion-plus worldwide heparin market.

About HyCAMP™

HyCAMP™ is Meditech's proprietary formulation of irinotecan with hyaluronic acid, which is currently in Phase II clinical testing in metastatic colorectal cancer patients. It has previously been tested in a 12-patient, uncontrolled Phase I study, the results of which were presented at the American Association for Cancer Research (AACR) annual conference in April 2006. Although the number of patients in the Phase I study was not sufficient to draw any firm conclusions, treatment with HyCAMP™ showed a trend towards improved safety with maintained efficacy.

HyCAMP™ is the subject of a development and commercialisation agreement with Danish company Novozymes Biopolymer A/S. Novozymes Biopolymer is a 100% owned subsidiary of Novozymes A/S, the biotech-based world leader in enzymes and microorganisms. With its head office in Denmark, Novozymes employs more than 3,900 people in 30 countries. (For further company information visit Novozymes on the Internet at www.novozymes.com.) Under this agreement, Meditech and Novozymes are collaborating in the development of advanced formulations of HyCAMP™. In addition, Novozymes is providing funding for the Phase II clinical study. Meditech has the right to commercialise intellectual property arising from the collaboration in the fields of human and veterinary pharmaceuticals, while Novozymes has the commercialisation rights for cosmetics and nutraceuticals. For products developed under this agreement, Novozymes will be the exclusive supplier of hyaluronic acid.

TOK Corporate Centre, L1 459 Toorak Road, Toorak VIC 3142 Australia
+61 (0)3 9296 2026 Fax +61 (0)3 9296 2192 E-mail: mrl@mrl.com.au
Website: www.mrl.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2009 MAY 28 A 9:-1
FICE OF INTERNATIONAL
CORPORATE FINANCE

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 9 / 6 / 2006

The previous notice was dated 9 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	100,707,108 ordinary shares fully paid	80.04%	102,720,816 ordinary shares fully paid	81.64%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,013,708 ordinary shares fully paid	2,013,708

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	102,720,816 ordinary shares fully paid	102,720,816

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 13 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 13 June 2006

13 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
9 June	2,013,708	Ordinary Shares	2,013,708
TOTAL	102,720,816	Ordinary shares	102,720,816

Alchemia Limited (ACN 071 666 334)

Company Notice – Section 650D(1) of the *Corporations Act 2001*

Notice of Variation – Extension of Offer Period

To: 1 Australian Securities and Investments Commission (***ASIC***)

2 Meditech Research Limited (ACN 058 390 953) (***Meditech***)

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) by Alchemia Limited (ACN 071 666 334) in relation to the offers dated 11 April 2006 (the ***Offers***) under Alchemia's takeover bid for all of the issued ordinary shares in Meditech, which are contained in the bidder's statement from Alchemia Limited dated 28 March 2006 (the ***Bidder's Statement***) (as supplemented by a Supplementary Bidder's Statement dated 29 May 2006).

Alchemia Limited gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance until 7.00 pm (Brisbane time) on 23 June 2006.

Dated 9 June 2006

Signed on behalf of **Alchemia Limited** by directors of Alchemia Limited who are authorised to so sign by a resolution passed at a meeting of directors of Alchemia Limited.

Director

Director

Alchemia

FACSIMILE TRANSMITTAL SHEET

TO: ASX Company Announcements Office	FROM: Karren Yuen
COMPANY: ASX	DATE: 9th June 2006
FAX NUMBER: 1900 999 279	SENDERS REFERENCE:
PHONE NUMBER:	TOTAL PAGES INC COVER: 5

* URGENT   * FOR REVIEW   * PLEASE COMMENT   * PLEASE REPLY   *PLEASE RECYCLE

NOTES/ COMMENTS:

Please find today's company announcement attached as we are unable to lodge it online due to continuous Transmission Failed message on your web.

Cheers

Alchemia Limited
(A.C.N. 071 666 334; A.B.N. 43 071 666 334)
3 Hi-Tech Court, Brisbane Technology Park,
Eight Mile Plains, 4113, Queensland, Australia
P.O. Box 6242, Upper Mount Gravatt, Queensland 4122
Ph. 61-7-3340 0200
Fax. 61-7-3340 0222

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 7 / 6 / 2006

The previous notice was dated 7 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	96,998,517 ordinary shares fully paid	77.10%	100,707,108 ordinary shares fully paid	80.04%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	3,708,591 ordinary shares fully paid	3,708,591

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	100,707,108 ordinary shares fully paid	100,707,108

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 09 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 09 June 2006

09 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	887,540	Ordinary shares	887,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,618
7 June	1,245,411	Ordinary Shares	1,245,411
8 June	2,463,180	Ordinary shares	2,463,180
TOTAL	100,707,108	Ordinary shares	100,707,108

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Meditech Research Limited (the *Company*)

ACN/ARSN: ACN 058 390 953

1. Details of substantial holder (1)

Name: Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable): ACN 071 666 334

There was a change in the interests of the substantial holder on: See Annexure A

The previous notice was given to the company on: 6 / 6 / 2006

The previous notice was dated: 6 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	86,575,999 ordinary shares fully paid	68.81%	96,998,517 ordinary shares fully paid	77.10%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	10,422,518 ordinary shares fully paid	10,422,518

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	96,998,517 ordinary shares fully paid	96,998,517

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here date 07 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 07 June 2006

07 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	**Class and number of securities affected**		**Person's votes affected**
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
6 June	10,422,518	Ordinary Shares	10,422,518
TOTAL	96,998,517	Ordinary shares	96,998,517

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 5 / 6 / 2006

The previous notice was dated 5 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	85,258,080 ordinary shares fully paid	67.76%	86,575,999 ordinary shares fully paid	68.81%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,317,919 ordinary shares fully paid	1,317,919

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	86,575,999 ordinary shares fully paid	86,575,999

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 06 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 06 June 2006

06 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
5 June	1,317,919	Ordinary Shares	1,317,919
TOTAL	86,575,999	Ordinary shares	86,575,999

BNP PARIBAS
SECURITIES SERVICES

Date: 5-Jun-06

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (Incl.): 3

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Alchemia Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Thierry Fauré
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0439

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Alchemia Limited**

ACN/ARSN: 058 390 953

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	01-Jun-2006
The previous notice was given to the company on	21-Nov-2005
The previous notice was dated	18-Nov-2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	7,804,249	8.46%	9,876,491	7.85%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
7-Mar-2006 to 29-May-2006	AMP Life Limited	Share acquisition	$406,043.12	Ordinary Shares 329,396	329,396
7-Mar-2006 to 29-May-2006	Cogent Nominees Pty Limited	Share acquisition	$11,536.52	Ordinary Shares 9,313	9,313
7-Apr-2006 to 10-Apr-2006	Cogent Nominees Pty Limited	Share disposal	-$84,220.45	Ordinary Shares - 63,043	-63,043
17-Nov-2005 to 29-May-2006	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$1,185,828.60	Ordinary Shares 888,376	888,376
19-Apr-06	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$120,280.00	Ordinary Shares - 97,000	-97,000
12-Apr-2006 to 29-May-2006	National Nominees Pty Limited	Share acquisition	$1,263,235.96	Ordinary Shares 1,007,198	1,007,198

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 5,633,109	5,633,109
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,585,620	2,585,620
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 400,564	400,564
	National Nominees Pty Limited	National Nominees Pty Limited		Fully Paid Ordinary: 250,000	250,000
	National Nominees Pty Limited	National Nominees Pty Limited		Fully Paid Ordinary: 1,007,198	1,007,198
				Total:	9,876,491

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*

No Changes

6. Addresses
The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Meditech Research Limited (the **Company**)

ACN/ARSN: ACN 058 390 953

1. Details of substantial holder (1)

Name: Alchemia Limited (the **Bidder**)

ACN/ARSN (if applicable): ACN 071 666 334

There was a change in the interests of the substantial holder on: See Annexure A

The previous notice was given to the company on: 2 / 6 / 2006

The previous notice was dated: 2 / 6 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	83,255,042 ordinary shares fully paid	66.17%	85,258,080 ordinary shares fully paid	67.76%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,003,038 ordinary shares fully paid	2,003,038

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	85,258,080 ordinary shares fully paid	85,258,080

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 05 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 05 June 2006

05 June 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
30 May	889,110	Ordinary shares	889,110
31 May	156,208	Ordinary shares	156,208
1 June	251,771	Ordinary shares	251,771
2 June	2,003,038	Ordinary Shares	2,003,038
TOTAL	85,258,080	Ordinary shares	85,258,038

Alchemia

The Australian Stock Exchange
Level 4
20 Bridge St
Sydney 2000
NSW

Dear sir/madam

Shares allotted as consideration for takeover bid for Meditech Research Limited.

Pursuant to the Appendix 3B lodged on 30 March 2006, Alchemia advises that today it has allotted 9,090,966 Ordinary shares as consideration to shareholders of Meditech Research Limited. This has now increased the total number of Alchemia ordinary shares on issue to 134,969,291.

Yours faithfully

Christopher Neal
Company secretary
2 June 2006

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Allens Arthur Robinson

RECEIVED

2006 MAY 28 A 9: 39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 May 2006

Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney
NSW
2000

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

We act for Alchemia Limited.

In accordance with section 647(3) of the *Corporations Act 2001* (Cth), we attach a copy of the Supplementary Bidder's Statement of Alchemia Limited.

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref AEKB:405627559

aarb B0110844402v1 405627559 29.5.2006

1. Introduction

This document is a supplementary bidder's statement dated 29 May 2006 under section 643 of the *Corporations Act 2001* (Cth) (the ***Corporations Act***). It is issued by Alchemia Limited (ACN 071 666 334) (***Alchemia***) in relation to Alchemia's takeover offer for Meditech Research Limited (ACN 058 390 953) (***Meditech***) dated 11 April 2006 (the ***Offer***).

This Supplementary Bidder's Statement (***Supplementary Statement***) supplements and is to be read together with the Bidder's Statement dated 28 March 2006 given by Alchemia to Meditech (***Bidder's Statement***).

2. Amendments to Bidder's Statement

Alchemia does not have a relevant interest in Meditech of 90% and has decided to declare the Offer free of defeating conditions. Hence, Alchemia's intentions as set out in Section 3.3 of the Bidder's Statement are no longer current and are as follows.

If Alchemia gains 90% control of Meditech by the close of the Offer Period, its intentions are unchanged.

Alchemia currently has effective control of Meditech with a relevant interest of more than 62% (at the date of this Supplementary Statement). If Alchemia does not become entitled to compulsory acquire the outstanding Meditech Shares, its intentions are as follows:

(a) Corporate matters

Alchemia would:

- subject to the Corporations Act and Meditech's Constitution, seek to have the current Meditech directors, other than Robert Stewart and Julian Clark, replaced with the appointment of Mel Bridges, Tracie Ramsdale and Chris Neal to the Meditech Board; and
- at the close of the Offer Period, consider whether Meditech should be removed from the Official List of ASX in light of the quantity of Meditech Shares then outstanding and the costs associated with maintaining a listing on the ASX. If the trading of Meditech Shares on ASX is suspended, you will not be able to dispose of your Meditech Shares on-market and the liquidity of your holding may be adversely affected.

(b) Funding

As set out in Appendix 2 of the Bidder's Statement, Alchemia has entered into a Loan Agreement with Meditech (the ***Alchemia Facility***).

At the date of this Supplementary Statement, Meditech has drawn $400,000 of the maximum $2 million under the Alchemia Facility.

The Alchemia Facility expires on 30 November 2006 unless the repayment is triggered earlier as outlined in Appendix 2.

As part of its operational review (paragraph (d) below), Alchemia will, through its appointees on the Meditech Board, propose that Meditech evaluate alternatives for repayment of the Alchemia Facility and for further funding of Meditech's development program. Those funding alternatives are likely to include a potential rights offer and other capital raising alternatives.

If Meditech proposes a rights offer on terms acceptable to Alchemia, Alchemia intends to participate and to take up its rights to the extent of its then interest in Meditech.

(c) Head office and head office employees

Alchemia would not seek to combine the corporate head offices of Meditech and Alchemia in the near term unless it becomes entitled to acquire 100% of the Meditech Shares. However, Alchemia would, through its appointees to the Meditech Board, propose that the consideration of possible head office cost reductions be included in the general operational review (paragraph (d) below) including rationalisation of some of Meditech's head office functions and transfer of these functions to Alchemia's head office in Brisbane.

(d) General operational review

Alchemia, through its appointees on the Meditech Board, will propose that Meditech implement a general operational review of the nature referred to in Section 3.2(d) of the Bidder's Statement, with the aim of pursuing, to the maximum extent possible and appropriate, the types of opportunities which might have been available to Alchemia if it had acquired 100% of Meditech. However, there is no assurance that those opportunities will be available if Meditech is not 100% owned by Alchemia.

(e) Certain intentions expressed in Section 3.2(b) of the Bidder's Statement

Alchemia's intentions in relation to HyCAMP™ clinical trials and Meditech programs will be the same as set out in Section 3.2(b) of the Bidder's Statement.

(f) Scrip for Scrip Roll-Over Relief

If as a result of the Alchemia Offer, Alchemia acquires less than 80% of the voting shares in Meditech, the scrip for scrip roll-over relief discussed in Section 6.2(c)(iv) of the Bidder's Statement will not be available.

(g) Further acquisition of Meditech Shares

Alchemia may, at some later time, seek to acquire further Meditech Shares as permitted under the Corporations Act.

(h) Compulsory acquisition at a later time

If Alchemia becomes entitled at some later time to exercise general compulsory acquisition rights under the Corporations Act, it may exercise those rights.

3. Other

3.1 Lodgment with ASIC

A copy of this Supplementary Statement was lodged with ASIC on 29 May 2006. This Supplementary Statement will prevail to the extent of any inconsistency with the Bidder's Statement. Neither ASIC nor any of its officers takes any responsibility for the contents of this Supplementary Statement.

3.2 Defined Terms

Words defined in the Bidder's Statement have the same meaning in this Supplementary Statement, unless the contrary intention appears.

3.3 Authorisation

This Supplementary Statement has been approved by a resolution passed by the directors of Alchemia Limited.

Dated: 29 May 2006

SIGNED for and on behalf of Alchemia Limited
following a resolution of the directors of Alchemia Limited

T Ramsdale

Tracie Ramsdale
Director

Allens Arthur Robinson

31 May 2006

The Australian Stock Exchange
Level 4
20 Bridge Street
Sydney
NSW
2000

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

We act for Alchemia Limited.

We attach a notice pursuant to section 630(3) of the *Corporations Act 2001* (Cth).

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref AEKB:405627559
aaab B0110827754v1 405627559 23.5.2006

Notice under s630(3) of the *Corporations Act 2001* (Cth)

This notice is issued under section 630(3) of the *Corporations Act 2001* (Cth) by Alchemia Limited ACN 071 666 334 (***Alchemia***) in relation to Alchemia's takeover offer for Meditech Research Limited ACN 058 390 953 (***Meditech***) dated 11 April 2006 in accordance with the bidder's statement dated 28 March 2006 and the supplementary bidder's statement dated 29 May 2006 (the ***Bidder's Statement***).

Alchemia gives notice that:

(a) Alchemia has freed the Offer from all of the conditions contained in section 9.8 of the Bidder's Statement;

(b) as at the date of this Notice none of the conditions in section 9.8 of the Bidder's Statement have been fulfilled; and

(c) Alchemia's voting power in Meditech is 65.85% as at the date of this Notice.

Dated: 31 May 2006

SIGNED for and on behalf of Alchemia Limited

T Ramsdale

Tracie Ramsdale
Director for Alchemia Limited

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2006 MAY 28 A 9 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 25 / 5 / 2006

The previous notice was dated 25 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	80,641,819 ordinary shares fully paid	64.10%	81,958,013 ordinary shares fully paid	65.14%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,316,194 ordinary shares fully paid	1,316,194

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	81,958,013 ordinary shares fully paid	81,958,013

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 30 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 30 May 2006

30 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
25 May	542,279	Ordinary shares	542,279
26 May	483,168	Ordinary shares	483,168
29 May	290,747	Ordinary shares	290,747
TOTAL	81,958,013	Ordinary shares	81,958,013

MEDITECH RESEARCH LIMITED

A.B.N. 60 058 390 953

29 May 2006

Company Announcements Office
Australian Stock Exchange Limited

For Immediate Release

Alchemia declares its offer unconditional
Alchemia Limited today declared its offer for Meditech Research Limited (**Company**) to be unconditional, having received acceptances for approximately 64% of the Company's shares.

The effect of this is that Alchemia will be obliged to provide the consideration under its offer no later than 5 business days from today to those shareholders of the Company who have already accepted the offer. Alchemia will satisfy this obligation by issuing the Alchemia shares to which those accepting shareholders are entitled and dispatching holding statements to them no later than 5 business days from today.

Alchemia's offer will close on 9 June 2006 unless it is extended in accordance with the *Corporations Act 2001* (Cth). The Meditech directors recommend that the remaining shareholders accept Alchemia's offer as soon as possible. Alchemia will be obliged to provide the consideration to any such accepting shareholders no later than 5 business days after their acceptance of the offer.

Changes to Meditech Board

The Company announces that, following the Company's annual general meeting held today, Meditech Managing Director Dr Ian Nisbet and director, Professor Richard Fox, have resigned as directors of the Company. Dr Nisbet will continue as the Company's CEO. The resolution at today's AGM to re-elect Professor John Papadimitriou, who retired by rotation at the AGM in accordance with the Company's constitution, was withdrawn, and so Professor Papadimitriou also ceases as a director of the Company today.

Melvyn Bridges, chairman of Alchemia Limited, has today joined the Company's board as Chairman and a non-executive director, replacing as chairman Mr Robert Stewart, who will continue as a non-executive director of the Company. Mr Julian Clark, a non-executive director of the Company, will continue in that role.

Alchemia Limited Chief Executive Officer, Dr Tracie Ramsdale, also joined the Company's board today, as did Alchemia Limited Chief Financial Officer, Chris Neal. Mr Neal was also appointed as a joint company secretary, and will hold that position together with Mr Mark Lester, the Company's current secretary.

Alchemia

RECEIVED

2008 MAY 28 A 9:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 May 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia declares offer unconditional with controlling interest in Meditech

Alchemia Limited has declared its offer for Meditech Research Limited (Meditech) to be unconditional with a controlling interest in Meditech, having received acceptances for 64.9% of Meditech shares as at close of business on Friday 26 May 2006.

After securing support from the majority of Meditech's large investor base during the board recommended bid, Alchemia has begun the process of formally taking control of Meditech and its board. Following discussions, the Meditech Directors, Ian Nisbet, John Papadimitriou and Richard Fox will resign today in favour of Alchemia nominees who will be Alchemia's Chairman Mel Bridges (who is also to become Chairman of Meditech), CEO Tracie Ramsdale and Chief Financial Officer Chris Neal. Current Meditech chairman Rob Stewart and non executive director Julian Clark have agreed to continue as Meditech directors for the present.

Alchemia's Chief Executive Officer Dr Tracie Ramsdale, said "Alchemia is pleased to have obtained control of Meditech".

In announcing the development Dr Ramsdale urged remaining Meditech shareholders to act now and accept the offer prior to the offer close date on 9 June in order to benefit from the enhanced value that could be delivered through the combined businesses.

"A full merger is a winning combination for all shareholders with a superb and well balanced product portfolio, experienced management and a strong financial position" Dr Ramsdale said.

A joint team will be appointed to undertake a detailed strategic review of the combined group.

Alchemia expects this review to confirm that Meditech does not have the financial resources to be able to adequately support and develop its ongoing programmes and technology and that significant additional funding is likely to be required to be provided by shareholders in the short term. As a majority shareholder, Alchemia has indicated that, subject to finalisation of an acceptable financing proposal, it would be willing to provide its pro-rata share of further equity financing of Meditech.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia has also indicated that due to the high cost of maintaining an ASX listing, particularly in light of the large numbers of Meditech shareholders with small holdings that appear to be un-contactable, the strategic review should also consider the desirability of maintaining the existing ASX listing for Meditech.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

<u>To</u> Company Name/Scheme Meditech Research Limited (the ***Company***)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the ***Bidder***)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 23 / 5 / 2006

The previous notice was dated 23 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	78,133,544 ordinary shares fully paid	62.10 %	80,641,819 ordinary shares fully paid	64.10%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,508,275 ordinary shares fully paid	2,508,275

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	80,641,819 ordinary shares fully paid	80,641,819

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 25 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 25 May 2006

25 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
23 May	718,917	Ordinary shares	718,917
24 May	1,789,358	Ordinary shares	1,789,358
TOTAL	80,641,819	Ordinary shares	80,641,819

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 19 / 5 / 2006

The previous notice was dated 19 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	76,445,118 ordinary shares fully paid	60.76 %	78,133,544 ordinary shares fully paid	62.10 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,688,428 ordinary shares fully paid	1,688,428

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	78,133,544 ordinary shares fully paid	78,133,544

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 23 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 23 May 2006

23 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
19 May	926,342	Ordinary shares	926,342
22 May	762,086	Ordinary shares	762,086
TOTAL	78,133,544	Ordinary shares	78,133,544

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Meditech Research Limited (the *Company*)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the *Bidder*)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	See Annexure A
The previous notice was given to the company on	16 / 5 / 2006
The previous notice was dated	16 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	75,144,378 ordinary shares fully paid	59.73 %	76,445,118 ordinary shares fully paid	60.76 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,300,740 ordinary shares fully paid	1,300,740

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	76,445,116 ordinary shares fully paid	76,445,116

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 19 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 19 May 2006

19 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
16 May	559,338	Ordinary shares	559,338
17 May	261,533	Ordinary shares	261,533
18 May	479,869	Ordinary shares	479,869
TOTAL	76,445,116	Ordinary shares	76,445,116

Alchemia

18 May 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia appoints Dr Peter Smith as Director of Commercialisation

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had made a strategic appointment to its senior management team, with Dr Peter Smith joining as Director of Commercialisation, effective immediately.

Dr Smith brings to Alchemia more than 18 years commercial experience in the biotechnology/pharmaceutical industry. He has founded and led biotech companies in the United Kingdom and Australia, as well as worked for almost a decade as a top-rated industry analyst in leading international investment banks.

From 2003 to 2005 Dr Smith was the Chief Executive Officer and Managing Director of Amrad Corporation Limited (now Zenyth Therapeutics Limited), an Australian publicly listed biotech company focused on the development and commercialisation of antibody-based therapies in the areas of cancer and inflammation.

In his role at Amrad Dr Smith designed and implemented a major new business strategy, created spin-out company Avexa (ASX: AVX), renegotiated multiple deals to improve terms and strengthen collaborations, and rationalised non-core programs.

His other previous positions have included:

- Acting Chairman and Chief Executive Officer of Cerylid Biosciences Limited (Melbourne, 2005 - 2006)
- Founder, Finance Director and Company Secretary of Onyvax Limited (London, 1997 - 2002)
- Pharmaceutical Industry Analyst at HSBC Investment Bank (London, 1992 - 1996)
- Pharmaceutical Industry Analyst at Union Bank of Switzerland (UBS) (London, 1988 - 1992)

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Dr Smith holds a PhD in biochemistry and a Bachelor of Arts from Cambridge.

Alchemia Managing Director Dr Tracie Ramsdale said Dr Smith was one of the most experienced and widely respected executives in the Australian biotech industry.

"We are delighted to welcome Peter to our management team. He is exceptionally well qualified to lead our commercialisation division," she said.

"He brings an invaluable skill set with a powerful combination of experience in biotech, pharmaceutical, science and international capital markets and an extensive global network of contacts.

"The appointment of a high calibre executive such as Peter cements Alchemia's reputation as having one of the strongest management teams in the Australian biotech sector."

"As we continue to progress and expand our product pipeline, we are confident in Dr Smith's ability to drive and deliver commercialisation outcomes for the company," Dr Ramsdale said.

Dr Smith said he was excited to be joining Alchemia as he regarded the company as a clear stand out performer in Australia's biotech industry.

"Alchemia has a great reputation in the industry for its track record, exceptional management team, quality partners, promising product pipeline, financial strength and outstanding technology," he said. "In addition, the recent offer to acquire Meditech shows that Alchemia is a company that is willing to look beyond organic growth to build its business."

"I look forward to building on the company's past success and contributing my experience and expertise to propel Alchemia to its full commercial potential."

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Anna Whybird
Phillips Group
Tel: 61-7-3230-5000

About Alchemia
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia's proposed merger with Meditech
Alchemia recently announced a merger with Melbourne-based biotechnology company Meditech Research Limited, which is the subject of an off market takeover bid opening on 11 April 2006 and scheduled to close on 9 June 2006. Meditech is developing new cancer therapeutics based on its novel drug delivery technology that aims to improve the safety and efficacy of existing therapeutics.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 12 / 5 / 2006

The previous notice was dated 12 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	73,604,349 ordinary shares fully paid	58.50 %	75,144,376 ordinary shares fully paid	59.73 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,540,027 ordinary shares fully paid	1,540,027

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	75,144,376 ordinary shares fully paid	75,144,376

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here date 16 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 16 May 2006

16 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
12 May	867,540	Ordinary shares	867,540
15 May	672,487	Ordinary shares	672,487
TOTAL	75,144,376	Ordinary shares	75,144,376

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the ***Bidder***)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 10 / 5 / 2006

The previous notice was dated 10 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	71,046,253 ordinary shares fully paid	56.47 %	73,604,349 ordinary shares fully paid	58.50 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,558,096 ordinary shares fully paid	2,558,096

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	73,604,349 ordinary shares fully paid	73,604,349

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here date 12 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 12 May 2006

12 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	**Class and number of securities affected**		**Person's votes affected**
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
10 May	607,804	Ordinary shares	607,804
11 May	1,950,292	Ordinary shares	1,950,292
TOTAL	73,604,349	Ordinary shares	73,604,349

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 9 / 5 / 2006

The previous notice was dated 9 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	68,996,388 ordinary shares fully paid	54.84 %	71,046,253 ordinary shares fully paid	56.47 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,049,885 ordinary shares fully paid	2,049,885

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	71,046,253 ordinary shares fully paid	71,046,253

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here date 10 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 10 May 2006

10 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
9 May	2,049,885	Ordinary shares	2,049,885
TOTAL	71,046,253	Ordinary shares	71,046,253

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2006 MAY 28 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 8 / 5 / 2006

The previous notice was dated 8 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	63,787,564 ordinary shares fully paid	50.7 %	68,996,368 ordinary shares fully paid	54.84 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	5,208,804 ordinary shares fully paid	5,208,804

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	68,996,368 ordinary shares fully paid	68,996,368

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 9 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 9 May 2006

9 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
8 May	5,208,804	Ordinary shares	5,208,804
TOTAL	68,996,368	Ordinary shares	68,996,368

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 5 / 5 / 2006

The previous notice was dated 5 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	59,310,017 ordinary shares fully paid	47.14 %	63,787,564 ordinary shares fully paid	50.7 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	4,477,547 ordinary shares fully paid	4,477,547

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	63,787,564 ordinary shares fully paid	63,787,564

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 8 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 8 May 2006

8 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
5 May	4,477,547	Ordinary shares	4,477,547
TOTAL	63,787,564	Ordinary shares	63,787,564

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 4 / 5 / 2006

The previous notice was dated 4 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	56,631,492 ordinary shares fully paid	45.01 %	59,310,017 ordinary shares fully paid	47.14 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,678,525 ordinary shares fully paid	2,678,525

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	59,310,017 ordinary shares fully paid	59,310,017

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 5 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 5 May 2006

5 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
4 May	2,678,525	Ordinary shares	2,678,525
TOTAL	59,310,017	Ordinary shares	59,310,017

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2008 MAY 28 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 3 / 5 / 2006

The previous notice was dated 3 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	55,279,086 ordinary shares fully paid	43.94 %	56,631,492 ordinary shares fully paid	45.01 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	1,352,406 ordinary shares fully paid	1,352,406

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	56,631,492 ordinary shares fully paid	56,631,492

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 4 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 4 May 2006

4 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	**Class and number of securities affected**		**Person's votes affected**
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
3 May	1,352,406	Ordinary shares	1,352,406
TOTAL	56,631,492	Ordinary shares	56,631,492

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the ***Company***)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the ***Bidder***)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 2 / 5 / 2006

The previous notice was dated 2 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	50,152,922 ordinary shares fully paid	39.86 %	55,279,086 ordinary shares fully paid	43.94 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	5,126,164 ordinary shares fully paid	5,126,164

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	55,279,086 ordinary shares fully paid	55,279,086

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 3 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 3 May 2006

3 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	**Class and number of securities affected**		**Person's votes affected**
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
2 May	5,126,164	Ordinary shares	5,126,164
TOTAL	55,279,086	Ordinary shares	55,279,086

Allens Arthur Robinson

2 May 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

The Manager
Company Announcements Office
The Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

On behalf of Alchemia Limited, we attach a notice pursuant to section 630(2) of the *Corporations Act 2001* (Cth), in accordance with section 630(5) of the *Corporations Act 2001* (Cth). The notice confirms the new date for the giving of notice of the status of the offer conditions pursuant to section 630(1) of the *Corporations Act 2001* (Cth).

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref YYMB:405627559

yymb B0110831231v1 405627559 27.4.2006

Corporations Act 2001 (Cth)
Section 630(2)

Notice Confirming the New Date for the Giving of Notice of the Status of the Offer Conditions

Alchemia Limited (ACN 071 666 334) gives notice under section 630(2) of the *Corporations Act 2001* (Cth) that:

(a) the date for giving notice of the status of the conditions of the Offers dated 11 April 2006 made in accordance with the Bidder's Statement dated 28 March 2006 (the ***Bidder's Statement***), in relation to a takeover bid for ordinary shares in Meditech Research Limited (ACN 058 390 953), has been postponed to 31 May 2006; and

(b) none of the conditions set out in section 9.8 of the Bidder's Statement has been fulfilled and the Offers have not been freed from those conditions as at the date of this Notice, with the exception that the consent of the Commonwealth of Australia has been given to the change of control which would occur following the successful merger with respect to the following:

- START Grant (GRA01553) for the development of New Generation Therapeutic Treatment of Asthma, HIV and Melanoma; and
- Commercial Ready Grant (COM03638) for the development of HyCAMP™, new tumour-targeted anti-cancer agents,

and Alchemia Limited is not, at this date, aware of any other regulatory approvals required for the purposes of condition 9.8(b) of the Bidder's Statement.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

Dated 2 May 2006

T Ramsdale

Tracie Ramsdale

Director

For and on behalf of Alchemia Limited

Allens Arthur Robinson

2 May 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

The Manager
Company Announcements Office
The Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

We attach a notice pursuant to ASX Listing Rule 3.2.

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref YYMB:405627559

yymb B0110831229v1 405627559 27.4.2006

Sydney
Melbourne
Brisbane
Perth
Bangkok
Beijing
Hong Kong
Jakarta
Phnom Penh
Port Moresby
Shanghai
Singapore

ASX Listing Rule 3.2

NOTICE

Alchemia Limited (***Alchemia***) gives notice in accordance with ASX Listing Rule 3.2 that:

1. the Offer Period in respect of the Offers dated 11 April 2006 made in accordance with the Alchemia's statement dated 28 March 2006 (the ***Bidder's Statement***) in relation to the takeover bid for all of the ordinary shares in Meditech Research Limited has been extended to 7.00 pm Brisbane Time on 9 June 2006;
2. Alchemia and its associates had no relevant interest in the ordinary shares of Meditech Research Limited, being the bid class securities under the Offers, when the first of the Offers was made; and
3. Alchemia and its associates have a relevant interest in 39.86% of the ordinary shares of Meditech Research Limited, being the bid class securities under the Offers, at the date of the extension of the Offer Period.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

Dated: 2 May 2006

SIGNED for and on behalf of Alchemia Limited

T Ramsdale

Tracie Ramsdale
Director of Alchemia Limited

Alchemia

2 May 2006

Dear Meditech Research Limited shareholder,

Alchemia Limited's offer period for your shares has been extended.

I am writing to advise you that Alchemia Limited's (Alchemia) offer period for all of your shares in Meditech Research Limited (Meditech) has been extended.

The offer is now scheduled to close at 7.00 pm (Brisbane time) on 9 June 2006. The formal notice extending the offer period is set out on the back of this letter.

The current level of acceptances for the offer can be viewed by opening the most recent Australian Securities and Investments Commission (ASIC) Form 604 on Alchemia's website (www.alchemia.com.au), under the 'Alchemia Offer for Meditech' link.

Alchemia is inviting you to become a shareholder in one of Australia's most innovative and accomplished biotechnology companies by offering to exchange one (1) Alchemia share for every nine (9) Meditech Shares that you hold.

The directors of Meditech have unanimously recommended that you accept Alchemia's offer in the absence of a superior proposal and have also indicated that, in the absence of a superior proposal, they intend to accept Alchemia's offer in respect of their shareholdings.

To accept the offer, you should follow the instructions set out on Page 4 of the Bidder's Statement and the accompanying acceptance form, which was lodged with ASIC on 28 March 2006 and sent to you in April 2006.

If you have misplaced or did not receive a Bidder's Statement, or if you have any questions regarding Alchemia's offer, please contact the Offer Information Line on:

1 800 822 368 (toll free within Australia)
+ 800 00 822 368 (from outside Australia)

On behalf of Alchemia, I look forward to receiving your acceptance.

Yours sincerely,

Mel Bridges

Mel Bridges
Chairman

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia Limited (ACN 071 666 334)

Company Notice – Section 650D(1) of the *Corporations Act 2001*

Notice of Variation – Extension of Offer Period

To: 1 Australian Securities and Investments Commission (***ASIC***)

2 Meditech Research Limited (ACN 058 390 953) (***Meditech***)

3 The holders of ordinary shares in Meditech, and the holders of securities convertible into ordinary shares in Meditech, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) by Alchemia Limited (ACN 071 666 334) in relation to the offers dated 11 April 2006 (the ***Offers***) under Alchemia's takeover bid for all of the issued ordinary shares in Meditech, which are contained in the bidder's statement from Alchemia Limited dated 28 March 2006 (the ***Bidder's Statement***).

Alchemia Limited gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance until 7.00 pm (Brisbane time) on 9 June 2006.

Pursuant to section 630(2)(a) of the *Corporations Act 2001* (Cth), the date for Alchemia Limited to give a notice on the status of the defeating conditions to which the Offers are subject is correspondingly postponed to 31 May 2006.

A copy of this notice was lodged with ASIC on 2 May 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 2 May 2006

Signed on behalf of **Alchemia Limited** by directors of Alchemia Limited who are authorised to so sign by a resolution passed at a meeting of directors of Alchemia Limited.

Tracie Ramsdale
Director

Peter Andrews
Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the ***Bidder***)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 1 / 5 / 2006

The previous notice was dated 1 / 5 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	40,990,268 ordinary shares fully paid	32.58 %	50,152,922 ordinary shares fully paid	39.86 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the ***Offers***) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	9,162,654 ordinary shares fully paid	9,162,654

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	50,152,922 ordinary shares fully paid	50,152,922

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 2 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 2 May 2006

2 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
1 May	9,162,654	Ordinary shares	9,162,654
TOTAL	50,152,922	Ordinary shares	50,152,922

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Meditech Research Limited (the *Company*)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the *Bidder*)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	See Annexure A
The previous notice was given to the company on	28 / 4 / 2006
The previous notice was dated	28 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	35,770,026 ordinary shares fully paid	28.43 %	40,990,268 ordinary shares fully paid	32.58 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	5,220,242 ordinary shares fully paid	5,220,242

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	40,990,268 ordinary shares fully paid	40,990,268

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 1 May 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "Unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 1 May 2006

1 May 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	**Class and number of securities affected**		**Person's votes affected**
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
28 April 2006	5,220,242	Ordinary shares	5,220,242
TOTAL	40,990,268	Ordinary shares	40,990,268

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 27 / 4 / 2006

The previous notice was dated 27 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	31,930,084 ordinary shares fully paid	25.38%	35,770,026 ordinary shares fully paid	28.43 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	3,839,942 ordinary shares fully paid	3,839,942

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	35,770,026 ordinary shares fully paid	35,770,026

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here date 28 April 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 28 April 2006

28 April 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
27 April 2006	3,839,942	Ordinary shares	3,839,942
TOTAL	35,770,026	Ordinary shares	35,770,026

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Meditech Research Limited (the *Company*)

ACN/ARSN ACN 058 390 953

1. Details of substantial holder (1)

Name Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) ACN 071 666 334

There was a change in the interests of the substantial holder on See Annexure A

The previous notice was given to the company on 26 / 4 / 2006

The previous notice was dated 26 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	27,218,673 ordinary shares fully paid	21.63%	31,930,084 ordinary shares fully paid	25.38 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	4,711,411 ordinary shares fully paid	4,711,411

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	31,930,084 ordinary shares fully paid	31,930,084

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 27 April 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 27 April 2006

27 April 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
26 April 2006	4,711,411	Ordinary shares	4,711,411
TOTAL	31,930,084	Ordinary shares	31,930,084

This document is the first supplementary target's statement (**First Supplementary Target's Statement**) to the target's statement of Meditech Research Limited ACN 058 390 953 (**Meditech**) dated 30 March 2006 (**Target's Statement**), given in connection with a takeover bid by Alchemia Limited for all of the ordinary shares in Meditech. This First Supplementary Target's Statement supplements, and must be read together with, the Target's Statement.

MEDITECH RESEARCH LIMITED
ACN 058 390 953

26 April 2006

Company Announcements Office
Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

Meditech obtains approval from AusIndustry to a change of control under merger with Alchemia

Meditech Research Limited today announced that it had received approval from AusIndustry, a division of the Commonwealth Department of Industry, Tourism and Resources, to the change of control that would occur if the merger proposal by Alchemia Limited is successful.

The approval relates to two grants, being:

- START Grant (GRA01553) for the development of New Generation Therapeutic Treatment for Asthma, HIV and Melanoma; and
- Commercial Ready Grant (COM03638) for the development of HyCAMP™, new tumour-targeted anti-cancer agents,

discussed in section 9.3 of the Target's Statement.

Accordingly, Meditech confirms that a change of control of Meditech within the meaning of the terms of the START Grant or the Commercial Ready Grant, which may result from the Alchemia merger proposal, will not result in a breach of a Defeating Condition.

SIGNED on behalf of Meditech Research Limited by Dr Ian Nisbet being a director of Meditech Research Limited who is authorised to sign by a unanimous resolution of the directors of Meditech Research Limited.

Dr Ian Nisbet
Chief Executive Officer

Unless the context otherwise requires, terms defined in the Target's Statement have the same meaning in this First Supplementary Target's Statement. This First Supplementary Target's Statement will prevail to the extent of any inconsistency with the Target's Statement.

A copy of this First Supplementary Target's Statement was lodged with ASIC and sent to Alchemia Limited on 26 April 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Supplementary Target's Statement.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Meditech Research Limited (the *Company*)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the *Bidder*)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	See Annexure A
The previous notice was given to the company on	24 / 4 / 2006
The previous notice was dated	24 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	24,331,953 ordinary shares fully paid	19.34%	27,218,673 ordinary shares fully paid	21.63 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	2,886,720 ordinary shares fully paid	2,886,720

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	27,218,673 ordinary shares fully paid	27,218,673

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 26 April 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 26 April 2006

26 April 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	**Class and number of securities affected**		**Person's votes affected**
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
24 April 2006	2,886,720	Ordinary shares	2,886,720
TOTAL	27,218,673	Ordinary shares	27,218,673

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2009 MAY 28 A 9 :0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To Company Name/Scheme	Meditech Research Limited (the *Company*)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the *Bidder*)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	See Annexure A
The previous notice was given to the company on	21 / 4 / 2006
The previous notice was dated	21 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	21,074,805 ordinary shares fully paid	16.75%	24,331,953 ordinary shares fully paid	19.34%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	3,257,148 ordinary shares fully paid	3,257,143

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	24,331,953 ordinary shares fully paid	24,331,953

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 24 April 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 24 April 2006

24 April 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
21 April 2006	3,257,148	Ordinary shares	3,257,148
TOTAL	24,331,953	Ordinary shares	24,331,953

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme — Meditech Research Limited (the *Company*)

ACN/ARSN — ACN 058 390 953

1. Details of substantial holder (1)

Name — Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable) — ACN 071 666 334

There was a change in the interests of the substantial holder on — See Annexure A

The previous notice was given to the company on — 20 / 4 / 2006

The previous notice was dated — 20 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	17,371,508	13.8%	21,074,805 ordinary shares fully paid	16.75%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	3,703,297 ordinary shares fully paid	3,703,297

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant Interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	21,074,805 ordinary shares fully paid	21,074,805

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 21 April 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 21 April 2006

21 April 2006

Date

Christopher Neal, Company Secretary

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offer

Date of change	Class and number of securities affected		Person's votes affected
13 April 2006	59,000	Ordinary shares	59,000
18 April 2006	338,778	Ordinary shares	338,778
19 April 2006	16,973,730	Ordinary shares	16,973,730
20 April 2006	3,703,297	Ordinary shares	3,703,297
TOTAL	21,074,805	Ordinary shares	21,074,805

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Meditech Research Limited (the *Company*)
ACN/ARSN	ACN 058 390 953

1. Details of substantial holder (1)

Name	Alchemia Limited (the *Bidder*)
ACN/ARSN (if applicable)	ACN 071 666 334

There was a change in the interests of the substantial holder on	19 / 4 / 2006
The previous notice was given to the company on	29 / 3 / 2006
The previous notice was dated	29 / 3 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	Nil	Nil	17371508	13.8%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19 April 2006	the Bidder	Increase of relevant interest under s608(1) of the Corporations Act as a result of acceptances of offers dated 4 April 2006 (the *Offers*) made under Bidder's off-market bid for ordinary shares in the Company on the terms set out in the Bidder's Statement dated 28 March 2006. The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares.	One Bidder ordinary share will be provided for every nine ordinary shares of the Company in accordance with the terms of the Offers if the conditions of the agreement formed by acceptance of the Offers are satisfied or waived.	17371508 ordinary shares	17371508

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
the Bidder	Persons to whom the Offers were made who have accepted the Offers.	the Bidder	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers The Bidder's power to vote or dispose of the Company shares is qualified until the Bidder becomes the registered holder of those shares. The Bidder will not become the registered holder of those shares unless the defeating conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	17371508 ordinary fully paid shares	17371508

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal capacity Company Secretary

sign here [signature] date 20 April 2006

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
31 March 2006

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	31st MARCH 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs (including R&D staff costs)	(1,010)	(2,891)
		(b) advertising and marketing	(121)	(424)
		(c) research and development (excluding R&D staff costs)	(1,011)	(5,270)
		(d) leased assets	-	-
		(e) other working capital	(466)	(638)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		457	1,006
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (Commercial Ready grant)		146	431
	Net operating cash flows		(2,005)	(7,786)

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,005)	(7,786)
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(36)	(62)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(36)	(62)
1.14	**Total operating and investing cash flows**	**(2,041)**	**(7,848)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	57	21,687
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	1,092
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	-	(2)
	Net financing cash flows	**57**	**22,777**
	Net increase in cash held	**(1,984)**	**14,929**
1.21	Cash at beginning of quarter/year to date	32,701	15,788
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**30,717**	**30,717**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	58
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The cash flows for the quarter include a planned non-recurring payment made in respect to the pilot plant scale up of synthetic heparin. Funding for this expenditure was provided by grants received in previous periods and contributions from APP outlined in 1.17

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (American Pharmaceutical Partners)	1,720	1,720
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	718	1,230
4.2	Deposits at call	1,443	1,053
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	28,556	30,418
	Total: cash at end of quarter (item 1.22)	**30,717**	**32,701**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Company Secretary

Date: 19th April 2006

Print name: Christopher Neal

Allens Arthur Robinson

11 April 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney
NSW
2000

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

We act for Alchemia Limited.

We attach a notice of despatch of takeover offers pursuant to item 8 of section 633(1) of the *Corporations Act 2001* (Cth).

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Attach

Our Ref AEKB:405627559
aaab B0110824552v1 405627559 10.4.2006

Corporations Act 2001 (Cth)

Section 633(1), Item 8

Notice of Despatch

Alchemia Limited ACN 071 666 334 (***Alchemia***) gives notice in accordance with item 8 of section 633(1) of the *Corporations Act 2001* (Cth) that the bidder's statement dated 28 March 2006, which includes an offer dated 11 April 2006, in relation to a takeover bid for ordinary shares in Meditech Research Limited ACN 058 390 953 has been sent to each person who held securities in the bid class as at the date set by Alchemia pursuant to section 633(2), as required by item 6 of section 633(1). The offers have been made on the terms set out in the bidder's statement dated 28 March 2006.

Dated 11 April 2006

Tracie Ramsdale

Director

For and on behalf of Alchemia Limited

Alchemia

11 April 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia dispatches Bidder's Statement to Meditech shareholders

Australian drug development company Alchemia Limited (ASX: ACL) today dispatched the Bidder's Statement for its off-market bid for all of the shares in Meditech Research Limited (ASX: MTR) to Meditech shareholders.

Alchemia is offering Meditech shareholders one (1) Alchemia share for every nine (9) Meditech shares they hold, valuing each Meditech share at 14.67 cents (based on Alchemia share price at close of trading on 10 April) — a significant premium to the Meditech share price of 9.7 cents on 8 March 2006, the day before the merger was announced.

The strong 'ACCEPT' recommendation to shareholders from Meditech's Board of Directors is contained in Meditech's Target's Statement, which is also being dispatched to Meditech shareholders today.

Market reaction to the proposed merger has been positive for Meditech and Alchemia's share prices, which have increased from 9.7 cents and $1.23 respectively since the merger was announced, to 13.5 cents and $1.32 respectively (close of trading on 10 April). Shares representing more than 20% of Meditech's current issued capital have changed hands.

Alchemia Managing Director Dr Tracie Ramsdale said the merger had attracted an overwhelmingly supportive initial response from Alchemia and Meditech shareholders, as well as the broader financial market.

"We have been very pleased with the response to date, with many shareholders as excited as we are about the considerable potential of a merged Alchemia and Meditech," she said.

"The merger has also attracted strong support from key biotechnology analysts, which has resulted in positive coverage from Bioshares, ABN AMRO Morgans and Southern Cross Equities."

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web www.alchemia.com

Key dates

The key dates for the offer are as follows:

Date of offer:	11 April 2006
Offer closes:	7.00pm (Brisbane time) on 11 May 2006

Benefits for Meditech shareholders

Dr Ramsdale said a merger between Alchemia and Meditech would create one of Australia's most innovative and accomplished biotechnology companies, with an extensive pipeline of products, financial strength and an experienced management team.

"We believe Meditech shareholders will receive greater value from being part of a merged Alchemia and Meditech group," she said.

Dr Ramsdale encouraged Meditech shareholders to read the Bidder's and Target's Statements, which outlined the following compelling benefits as to why Meditech shareholders should accept Alchemia's offer:

- An opportunity to become a shareholder in a company with one of the most balanced product pipelines in the Australian biotech sector
- Alchemia has the financial strength to realise Meditech's potential
- Alchemia has a sizeable early revenue opportunity with its first product on track for a 2008 market launch
- Alchemia has a strong track record in achieving scientific and financial milestones, which has resulted in 97% share price growth since the company listed in December 2003
- Meditech needs cash to continue its activities, which Alchemia has recognised and responded to by providing a $2 million loan facility
- The combined company will have significantly reduced risk as the full product pipeline mitigates against single product failure
- Meditech shareholders will receive an attractive premium
- The Directors of Meditech are unanimously recommending the offer, in the absence of a superior offer.

Alchemia

Broker handling fees

Alchemia will pay a handling fee to brokers for any Acceptance Forms bearing the broker's stamp. The handling fee will be 1.0% of the value of the consideration payable for the parcel of Shares to which the Acceptance Form relates, and will be subject to a minimum payment of $50 and maximum payment of $100 for each Acceptance Form. The handling fee is only payable to brokers and is subject to the condition that no part of the fee will be able to be passed on, or paid, to a Meditech Shareholder. The handling fee will remain in place for the balance of the offer Period and the amount of the handling fee will not be increased during the offer Period.

ENDS

For further information:

Offer Information Line
1 800 822 368 (toll free within Australia)
+ 800 00 822 368 (from outside Australia)

Alchemia
Christopher Neal
Chief Financial Officer
Alchemia Limited
Tel: 61-7-3340-0200

Media Enquiries
Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia

10 April 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia awarded Queensland Government SSIF grant for new cancer program

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had been awarded a $2 million Queensland Government Smart State Innovation Fund (SSIF) grant to develop a new cancer therapy.

The grant is conditional on Alchemia having an overseas partner for the program. Alchemia is at an advanced stage of negotiating the terms and conditions of a collaboration agreement with an international pharmaceutical company, using compounds from Alchemia's VAST™ drug discovery technology. The SSIF grant would contribute a significant portion of Alchemia's costs on a collaborative project over three years.

A further ASX announcement on this project will be released if and when a suitable definitive agreement is reached.

The grant, which was announced on Saturday by Queensland Deputy Premier Anna Bligh MP at the BIO convention in the United States, was awarded under the 'National and International Research Alliances Program'. The program directs funding to collaborative projects between Queensland companies and international alliance partners.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said the latest Queensland Government grant would assist in adding another promising product candidate in an area of significant unmet medical need to Alchemia's growing pipeline of new drugs.

"Alchemia is very appreciative of the Queensland's Government's ongoing support — it has shown great commitment to assisting the commercialisation of Queensland technology," she said.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web www.alchemia.com

Alchemia

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia's proposed merger with Meditech

Alchemia recently announced a merger with Melbourne-based biotechnology company Meditech Research Limited, which is the subject of an off market takeover bid opening on 11 April 2006 and scheduled to close on 11 May 2006. Meditech is developing new cancer therapeutics based on its novel drug delivery technology that aims to improve the safety and efficacy of existing therapeutics.

CM CAPITAL
INVESTMENTS

FACSIMILE TRANSMITTAL SHEET

TO: COMPANY ANNOUNCEMENTS	COMPANY: ASX
FROM: JOHN BRENNAN	DATE: 4 APRIL 2008
FAX NUMBER: 1900 999 279	TOTAL NO. OF PAGES 2
RE: ANNOUNCEMENT	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Please see attached Form 605 "Notice of ceasing to be a substantial holder".

Regards,

John Brennan

CM Capital Investments
Ph: (07) 3221 5922 Fax : (07) 3221 5933
Level 4, 167 Eagle Street, Brisbane. Q 4000

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: ALCHEMIA LIMITED

ACN/ARSN: 071 666 334

1. Details of substantial holder (1)

Name: COATES MYER & COMPANY PTY LTD

ACN/ARSN (if applicable): 066 426 515

The holder ceased to be a substantial holder on 31/03/2006

The previous notice was given to the company on 22/12/2003

The previous notice was dated 22/12/2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
31/03/2006	COATES MYER & CO PTY LTD	SALE	$2,430,000	1,800,000 ORDINARY	1,800,000
31/03/2006	COATES MYER & CO PTY LTD	TRANSFER TO BENEFICIAL OWNER	NIL	530,186 ORDINARY	530,186

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
COATES MYER & COMPANY PTY LTD	LEVEL 4, 167 EAGLE STREET, BRISBANE QLD 4000

Signature

print name MICHAEL BEGUN capacity DIRECTOR

sign here [signature] date 04/04/2006

MEDITECH RESEARCH LIMITED

A.B.N. 60 058 390 953

ASX ANNOUNCEMENT

TARGET'S STATEMENT

Thursday, 30th March 2006

In accordance with item 14 of section 611(1) of the Corporations Act 2001 (Cth), we give to the Australian Stock Exchange a copy of the target's statement made in response to the bidder's statement received by Meditech Research Limited from Alchemia Limited on 29 March 2006. We note that this target's statement was lodged with ASIC and sent to Alchemia Limited today.

Mark Lester
Company Secretary

MEDITECH RESEARCH LIMITED

ACN 058 390 953

Target's Statement

Your Directors unanimously recommend that you

ACCEPT Alchemia Limited's Offer

in the absence of a superior proposal

This is an important document and requires your immediate attention.

If you are in doubt as to how to act, you should consult your financial or legal adviser immediately.

Financial adviser

GMCG, LLC

Legal adviser

BLAKE DAWSON WALDRON
LAWYERS

Key Dates

Date of Alchemia's Offer	11 April 2006
Date of this Target's Statement	30 March 2006
End of Offer Period (unless Offer extended or withdrawn)	11 May 2006

Table of contents

Important notices

Nature of this Document

This Document is a Target's Statement issued by Meditech Research Limited under Part 6.5 Division 3 of the Corporations Act in response to Alchemia Limited's Bidder's Statement.

Defined Terms

A number of defined terms are used in this Target's Statement. These terms are explained in section 11.

No account of personal circumstances

This Target's Statement does not take into account your personal objectives, financial situation or needs. Accordingly, before acting on any general advice or recommendations in this Target's Statement, you should obtain your own financial and taxation advice before making a decision whether or not to accept the Offer.

Disclaimer as to forward looking statements

This Target's Statement contains forward looking statements. Such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the biotech industry as well as general economic conditions and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. None of Meditech, any of its officers, or any person named in this Target's Statement with their consent or any person involved in the preparation of this Target's Statement makes any representation or warranty (either express or implied) as to the accuracy or likelihood in any forward looking statement, and you should not place undue reliance on these statements.

The forward looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

ASIC disclaimer

A copy of this Target's Statement has been lodged with ASIC. Neither ASIC not any of its officers take any responsibility for the content of this Target's Statement.

CHAIRMAN'S LETTER

Dear Shareholder,

As previously advised, Meditech Research Limited and Alchemia Limited jointly announced on 9th March 2006 their intention to merge. The merger is to be effected through an off-market takeover bid by Alchemia on the basis of one (1) Alchemia share for nine (9) Meditech shares. Further details on the bid can be found within this document and also within the accompanying Bidder's Statement from Alchemia.

Over the course of the last 12 months your Board has examined a number of strategic alternatives for Meditech. We strongly believe that the merger with Alchemia is the best way forward for both Meditech and its shareholders. In our view, the combination of Alchemia and Meditech will create a substantial drug development company with an extensive pipeline of products, a strong financial position, an experienced management team and strong discovery and early development capabilities.

Alchemia is listed on the Australian Stock Exchange with a market capitalisation (immediately prior to the merger announcement) of $155 million. It is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic injectable anti-thrombotic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company, and marketing partner, American Pharmaceutical Partners, and is expected to be launched in the US in 2008.

The proposed merger has received significant coverage in both the media and the broking / analyst community, with widespread support. The merger is viewed as a positive move for both companies, as well as for the biotechnology sector as a whole, with general recognition that the merged company will be one of the strongest companies in the Australian biotechnology sector. The Meditech Board shares this perspective.

The merger proposal has the unanimous support of the Meditech Board, in the absence of a superior proposal. Meditech Directors have indicated that they will accept Alchemia's Offer in respect of their individual shareholdings and option holdings.

Accompanying this document is a Bidder's Statement which details the bid process and describes how to accept the Offer from Alchemia. Please read this document carefully. Your Board recommends acceptance of the Alchemia bid, as it feels this is in the best interest of **all** shareholders.

If you have any questions regarding this process please contact the Alchemia Offer Information Line on 1800 822 368 (toll-free from within Australia) or + 800 00 822 368 (from outside Australia). Thank you for your continued support.

Yours sincerely

Robert Stewart
Chairman

1. BACKGROUND

1.1 Background of Meditech

Meditech is a listed public company limited by shares. Meditech is registered and domiciled in Australia.

Meditech's principal activities are:

- research and development of novel formulations of cancer drugs using its proprietary HyACT™ (hyaluronic acid chemotransport technology) platform;
- research and development of novel drugs using hyaluronic acid as a targeting agent;
- research and development of novel drugs targeting the HA pathway; and
- commercialisation of Meditech's products in collaboration with partner companies.

1.2 Alchemia's Offer

Alchemia is offering to acquire all of your Meditech Shares. The consideration under the Offer is one (1) Alchemia Share for every nine (9) Meditech Shares held.

Alchemia's Offer is subject to a number of Defeating Conditions. Those Defeating Conditions are contained in section 9.8 of the Bidder's Statement.

Further details of the Offer are set out in section 9 of the Bidder's Statement.

1.3 Assessment of the Offer

Prior to making a decision whether or not to accept Alchemia's Offer for your Meditech Shares, Meditech Shareholders should read the Bidder's Statement and this Target's Statement carefully and seek independent financial and taxation advice.

1.4 Directors' recommendation

The Meditech Directors unanimously recommend that you accept the Offer in the absence of a superior offer. Further details are set out in section 2 of this Target's Statement.

1.5 How to accept the Offer

To accept the Offer you must follow the instructions set out in section 9.6 of the Bidder's Statement.

1.6 How to reject the Offer

To reject the Offer you need take no action. However, you should note that the Meditech Directors recommendation is to accept the Offer in the absence of a superior offer.

1.7 **Alchemia Offer Information Line**

If you have any questions regarding this Offer, please contact the Alchemia Offer Information Line on 1800 822 368 (toll-free from within Australia) or + 800 00 822 368 (from outside Australia).

2. DIRECTORS' RECOMMENDATION

2.1 Directors of Meditech

As at the date of this Target's Statement the Directors of Meditech are:

(a) Mr Robert Stewart;

(b) Dr Ian Nisbet;

(c) Professor Richard Fox;

(d) Professor John Papadimitriou; and

(e) Dr Julian Clark.

2.2 Directors' qualifications

Mr Robert Stewart, Chairman, LLB(Hons), B. Comm, MBA (Harv).

Formerly the National Managing Partner of Minter Ellison, one of Australia's leading law firms, Mr Stewart has an established and successful track record as a Company Director and Management Consultant. He is currently the Chairman of Melbourne IT Limited and CE Bartlett Pty Ltd; Deputy Chairman of Emitch Limited; and a Director of QSR International Pty Ltd. He is also on the Board of a number of not-for-profit organisations, including the Baker Heart Research Institute and the Business/Higher Education Round Table, where commercialisation of research is an issue of growing importance.

Dr Ian Nisbet, Managing Director and Chief Executive Officer, BSc, PhD.

Executive Director since 20 September 2004. Prior to joining Meditech, Ian worked at Millennium Pharmaceuticals, Inc., Cambridge, MA, USA for almost seven years in a variety of senior positions, mostly related to product in-licensing and mergers and acquisitions. During his tenure at Millennium Ian was also Product Leader for VELCADE®, where he led the team that was responsible for obtaining FDA approval and launching this novel oncology drug in May 2003. Before joining Millennium, Ian worked for CSL Limited for more than 17 years, where he held a number of scientific and management positions. Ian received his BSc in microbiology and biochemistry from the University of Melbourne and his PhD in molecular biology from Monash University. He is also a graduate of the Advanced Management Program from the Melbourne Business School at the University of Melbourne.

Professor Richard Fox, Non-Executive Director, MBBS, BSc(Med), PhD, FRACP.

Independent Non-Executive Director for 4 years and Chairman from July 2004 to August 2005. Formerly Professor and Director of the Department of Clinical Haematology and Medical Oncology of The Royal Melbourne Hospital, and currently an honorary consultant; Past Chairman of the Medical and Scientific Committee of the Anti Cancer Council of Victoria; member of the Medical Research and Ethics Board of The Royal Melbourne Hospital.

Professor John Papadimitriou, Non-Executive Director, AM, OstJ, BA, MBBS, PhD, MD, FRCPath, FRCPA, FIBiol.

Independent Non-Executive Director for 5 years. Has an international reputation and over 40 years' experience in both diagnostic and experimental pathology; he is an Emeritus Professor in the School of Surgery and Pathology at the University of Western Australia; a member of the consultant staff for Royal Perth Hospital and Queen Elizabeth II Medical Centre.

Dr Julian Clark, Non-Executive Director, BSc(Hons), PhD, FTSE.

Dr Clark is currently Head of Business Development at the Walter and Eliza Hall Institute in Melbourne, and Director of his own management consultancy. He has previously held senior positions with FH Faulding, including Executive General Manager, Chief Operating Officer and Group Director. Dr Clark has also worked for a number of international biotechnology companies in Sweden, United Kingdom, India, Korea and Japan.

2.3 Directors' recommendation

Having considered the terms of the Offer, each of the Directors of Meditech, namely Mr Robert Stewart, Dr Ian Nisbet, Professor Richard Fox, Professor John Papadimitriou and Dr Julian Clark, recommends the Offer.

2.4 Intention of Directors in relation to the Offer

Each of the Directors of Meditech by whom, or on whose behalf, Meditech Shares are held intends to accept the Offer in the absence of a superior proposal.

3. REASONS FOR DIRECTORS' RECOMMENDATION

Each of the Directors of Meditech recommends acceptance of the Offer, in the absence of a superior proposal. The Directors strongly believe that the merger with Alchemia is the best way forward for both Meditech and its shareholders. The combination of Alchemia and Meditech will create a substantial drug development company with an extensive pipeline of products, a strong financial position, an experienced management team and strong discovery and early development capabilities.

The Offer to merge Meditech with Alchemia delivers the following benefits to Meditech shareholders:

3.1 **Financial and Commercial Strength**

The Meditech Directors consider that Alchemia has the financial and commercial strength to accelerate development of, and achieve greater value for, the Meditech assets and delivery on the Meditech projects. The Meditech Directors consider that this is demonstrated by:

(a) Alchemia's cash on hand of $32.7 million and it had $10.7 million in government grants as at December 2005;

(b) Alchemia having near term revenues from Synthetic Heparin expected in the 2008 financial year. The expectation of returns from the scheduled Synthetic Heparin release are based on;

(i) Alchemia entering into the blockbuster worldwide heparin market currently valued at over $US3 billion;

(ii) Alchemia having successfully completed the pilot scale manufacture of Synthetic Heparin, at the US facilities of its manufacturing partner, The Dow Chemical Company (**Dow**);

(iii) Alchemia having strong industry partners in American Pharmaceutical Partners, Inc. (**APP**) and Dow – each with a 50/50 profit share for the manufacture and sale of Synthetic Heparin;

(iv) commercial manufacturing for Synthetic Heparin expected to commence during 2006;

(v) all future costs to market the Synthetic Heparin being funded by APP;

(vi) filing the ANDA (Abbreviated New Drug Application) for approval by the US FDA scheduled for December 2006; and

(vii) the market launch for Synthetic Heparin anticipated to be in early 2008.

(c) The significant returns that can be achieved by taking programs forward to successful completion of Phase II and beyond;

(d) Alchemia having demonstrated an ability and track record to achieve scientific and financial milestones, which has driven share price appreciation of more than 130% since June 2005;

(e) Alchemia enjoying strong institutional support, along with good analyst coverage.

3.2 **Strong Pipeline and Synergies Between Discovery and Delivery Platforms**

The Meditech Directors consider that the merger creates a reduced risk profile for both Meditech and Alchemia via an expanded product pipeline and expertise. The Meditech Directors consider that this is demonstrated by:

(a) the combined entity creating a full drug development pipeline with early, mid and late stage opportunities;

(b) the near term, sizeable revenue opportunities;

(c) Alchemia having the financial capacity to deliver on these opportunities;

(d) the benefits of combining the two management teams' strengths, particularly the addition of Meditech's US industry experience;

(e) Meditech having strong preclinical and clinical expertise which will accelerate the development of Alchemia's drug discovery opportunities;

(f) the multiple additional early stage revenue opportunities from partnering;

(g) the risk profile of Meditech's drug candidates fitting between a generic therapeutic and new chemical entities of Alchemia's drug discovery platform; and

(h) the combined entity being able to leverage its existing significant strategic partnerships with Dow, APP and Novozymes Biopolymer A/S.

The Meditech Directors consider that there are strong synergies between the Alchemia discovery platform and the Meditech delivery platform. Alchemia's discovery platform (VAST™) and Meditech's delivery platform (HyACT™) provides a powerful combination for the discovery and development of new therapeutics for cancer and AMD (age related macular degeneration).

3.3 Increased Market Coverage and Liquidity

The Meditech Directors consider that this is a ground breaking transaction representing the first merger between two Australian publicly listed biotech companies and that the combined entity should expect to receive increased market coverage and enhanced liquidity for its shares as a result of the following key attributes:

(a) a significant pipeline of early, mid and late stage opportunities;

(b) expected near term, sizeable revenue opportunities;

(c) the strength of the combined science and management teams;

(d) the increased and more regular news flow arising from the higher number of short and medium term milestones;

(e) NASDAQ Level 1 ADR programme being in place and plans to implement a Level 2 NASDAQ listing; and

(f) the combined entity being a more attractive investment proposition for US investors.

3.4 Premium

The Meditech Directors consider that the transaction is positive for Meditech shareholders as the Offer represents an attractive premium over recent trading levels:

(a) 38% premium to the closing price of Meditech Shares on 8 March 2006;

(b) 36% premium to the 30 day VWAP of Meditech Shares on 8 March 2006; and

(c) 28% premium to the 60 day VWAP of Meditech Shares on 8 March 2006.

Shareholders should note, however, that the Offer is a share-based offer i.e. Meditech shareholders will be receiving Alchemia Shares in place of their Meditech Shares. The Directors believe that, by owning shares in the merged company, Meditech shareholders are more likely to see appreciation in the value of their investment than by holding shares in Meditech as a stand-alone company.

4. FINANCIAL POSITION OF MEDITECH

So far as is known to the Directors of Meditech, the financial position of Meditech has not materially changed since 31 December 2005, being the date of the end of the financial year to which Meditech's last Annual Financial Report lodged with ASIC relates, other than:

(a) the cash and cash equivalents of Meditech have decreased to less than $1.5 million as at the date of this Target's Statement; and

(b) on 9 March 2006 Meditech executed a Loan Agreement with Alchemia. The Loan Agreement was negotiated at arm's length and its purpose is to provide Meditech with short-term financial accommodation in conjunction with Alchemia's Offer. The financial accommodation is for a maximum amount of $2,000,000. The Loan Agreement is described in more detail in section 9.2.

5. SALES OF ORDINARY SHARES IN THE PAST FOUR MONTHS

The Meditech Shares are listed for quotation on ASX. The highest sale price paid on ASX during the four months ending immediately before the day on which Alchemia announced the Offer was 15 cents and the lowest price was 8.9 cents.

6. INFORMATION RELATING TO THE MEDITECH DIRECTORS

6.1 Interests in Meditech securities

As at the date of this Target's Statement, the Directors of Meditech (and their relevant interest in Meditech Shares and Options) are:

Name	Position	Shares	Options
Mr Robert Stewart	Non-Executive Chairman	-	-
Dr Ian Nisbet	Managing Director	54,600	-
Professor Richard Fox	Non-Executive Director	24,950	1,500,000
Professor John Papadimitriou	Non-Executive Director	700,000	500,000
Dr Julian Clark	Non-Executive Director	-	-

Each Director holds the above securities beneficially.

The vesting, expiry and exercise price details of each tranche of Options in the above table is set out in the table below.

Name	No. of Options	Vested	Expiring	Exercise price
Professor Richard Fox	500,000	20/08/2002	30/04/2007	30 cents
Professor Richard Fox	500,000	22/04/2003	30/04/2007	40 cents
Professor Richard Fox	500,000	20/02/2003	30/04/2007	75 cents
Professor John Papadimitriou	500,000	Not vested	30/04/2007	$1.00

None of these Options will lapse merely because the Director ceases to be a Director of Meditech.

6.2 Dealings in Meditech securities

No Director has acquired or disposed of a relevant interest in any Meditech Shares or Options in the four month period ending on the date immediately before the date of this Target's Statement.

6.3 Dealings in Alchemia securities

No Director has acquired or disposed of a relevant interest in any Alchemia Shares or Options in the four month period ending on the date immediately before the date of this Target's Statement.

6.4 No dealings with Alchemia

None of Meditech's Directors has agreed to receive, or is entitled to receive, any benefit from Alchemia which is conditional on, or is related to, the Offer, other than in the capacity as a holder of Meditech Shares or Options.

6.5 No benefits of agreements

(a) **Benefits in connection with the retirement from office**

As a result of the Offer, no person has been or will be given any benefit (other than a benefit that can be given without member approval under the Corporations Act) in connection with the retirement of that person, or someone else, from a board or managerial office of Meditech or related body corporate of Meditech.

(b) **Agreement connected with or conditional on the Offer**

There are no agreements between any Director of Meditech and any other person in connection with, or conditional on, the outcome of the Offer other than in their capacity as a holder of Meditech Shares or Meditech Options.

(c) **Interests of Meditech Directors in contracts with Alchemia**

None of the Meditech Directors have entered into any contracts with Alchemia.

6.6 Proposed Non-Executive Directorship and senior employment positions

Dr Ian Nisbet, Meditech's Chief Executive Officer and Associate Professor Tracey Brown, Meditech's Chief Scientific Officer, will be offered continuing employment in appropriate senior positions within the merged group.

Dr Julian Clark, a Non-Executive Director of Meditech, will, following the completion of the Offer, be invited to join the Board of Alchemia as a Non-Executive Director.

7. KEY FEATURES OF ALCHEMIA'S OFFER

7.1 Consideration payable to Meditech Shareholders who accept the Offer

Alchemia has offered one (1) Alchemia Share for every nine (9) Meditech Shares.

7.2 Offer subject to Defeating Conditions

Alchemia's Offer is subject to the Defeating Conditions described in section 9.8 of the Bidder's Statement. These are:

(a) 90% minimum acceptance before the end of the Offer Period;

(b) Alchemia obtaining all necessary regulatory approvals;

(c) the non-occurrence of specified regulatory actions;

(d) no material adverse change to the business of Meditech;

(e) no material defect in Meditech public filings leading to a material adverse effect on the business of Meditech;

(f) Meditech must not make any material acquisitions or disposals for an amount up to $100,000, or new commitments for an amount up to $250,000 (other than in the ordinary course of business) during the Offer Period;

(g) the non-existence of certain rights of third-parties;

(h) Meditech must not declare a dividend during the Offer Period; and

(i) the non-occurrence of certain corporate actions specified in the Corporations Act.

7.3 Offer for Meditech Options

Although the Offer does not extend to any unexercised Meditech Options, Alchemia proposes to make separate offers to each holder of Meditech Options to exchange those Meditech Options with options over Alchemia Shares, provided that such offers do not need disclosure under Part 6D.2 of the Corporations Act. If such offers do require disclosure under the Corporations Act, Alchemia proposes to make an alternative offer of an equivalent value.

To the extent practicable, Alchemia will provide each holder of Meditech Options who accepts the offer with equivalent rights to acquire Alchemia Shares as that Meditech Option holder currently has to acquire Meditech Shares, having regard to the consideration payable under the Offer.

8. MECHANICS OF THE OFFER

8.1 Offer Period

The Offer Period is from the date that you received the Bidder's Statement until 7.00pm (Brisbane time) on **11 May 2006**, unless the Offer is extended by Alchemia, Acceptances must be received by Alchemia before the end of the Offer Period.

8.2 Extension of the Offer Period

Alchemia may extend the Offer Period in accordance with paragraph 9.4(b) of the Bidder's Statement and the Corporations Act.

8.3 Withdrawal of Offer

Before you accept the Offer, Alchemia may withdraw the Offer with the written consent of ASIC and subject to the conditions (if any) specified in such consent. Alchemia may not withdraw the Offer if you have already accepted it, however the contract formed by your acceptance of the Offer will remain subject to any outstanding Defeating Conditions.

8.4 **Effect of acceptance**

The effect of acceptance of the Offer is set out in section 9.12 of the Bidder's Statement. Meditech Shareholders should read these provisions in full to understand the effect of acceptance and the representations and warranties which they give by accepting the Offer.

8.5 **No ability to withdraw your acceptance**

You only have limited rights to withdraw your acceptance of the Offer.

You may only withdraw your acceptance of the Offer if Alchemia varies the Offer in a way that postpones, for more than one month, the time when Alchemia needs to meet its obligations under the Offer. This may occur if Alchemia extends the Offer Period by more than one month and the Offer is still subject to a Defeating Condition.

8.6 **When will you receive your consideration if you accept Alchemia's Offer?**

Full details of when you will be issued your consideration are set out in section 9.13 of the Bidder's Statement. If you accept the Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or are waived, then Alchemia will provide the consideration:

(a) no later than five Business Days after the later of the date that the Offer is validly accepted by you under section 9.6 of the Bidder's Statement; or

(b) if at the time of your acceptance the Offer is subject to a Defeating Condition in section 9.8 of the Bidder's Statement, no later than five Business Days after the contract formed by your acceptance of the Offer becomes unconditional.

8.7 **Effect of an improvement in consideration on Meditech Shareholders who have already accepted the Offer**

If Alchemia improves the consideration for the Offer, all Meditech Shareholders, whether or not they have accepted the Offer prior to that improvement in consideration, will be entitled to the benefit of that improved consideration. If a new form of consideration is offered, Meditech Shareholders who have accepted the Offer will be entitled to make a fresh election as to the form of consideration to be taken.

8.8 **Notice of Status of Conditions**

The Bidder's Statement specifies in section 9.11 the date on which Alchemia will give its Notice of Status of Conditions to ASX and Meditech. If the Offer Period is extended by a period before the time by which the Notice of Status of Conditions is to be given, the date for giving the Notice of Status of Conditions will be taken to be postponed for the same period. In the event of such an extension, Alchemia is required, as soon as is practicable after the extension, to give notice to ASX and Meditech that states the new date for the giving of the Notice of Status of Conditions.

Alchemia is required to set out in its Notice of Status of Conditions:

- whether the Offer is free of any or all Defeating Conditions;

- whether, so far as Alchemia knows, any of the Defeating Conditions have been fulfilled; and
- Alchemia's voting power in Meditech.

If a Defeating Condition is fulfilled (so that the Offer becomes free of the Defeating Condition) before the date on which the Notice of Status of Conditions is required to be given, Alchemia must, as soon as practicable, give ASX and Meditech a notice that states that the particular Defeating Condition has been fulfilled.

8.9 Compulsory acquisition

Alchemia has indicated in section 3.2(a) of the Bidder's Statement that if it becomes entitled to proceed to compulsory acquisition of Meditech Shares in accordance with the Corporations Act and the other Defeating Conditions of the Offer are satisfied or waived, then Alchemia intends to do so.

The two types of compulsory acquisition under Chapter 6A of the Corporations Act are discussed below:

(a) Follow-on compulsory acquisition

Under Part 6A.1, Alchemia will be entitled to compulsorily acquire any Meditech Shares on the same terms as the Offer if, during or at the end of the Offer Period, Alchemia (together with its associates):

(i) has relevant interests in at least 90% (by number) of the Meditech Shares; and

(ii) has acquired at least 75% (by number) of the Meditech Shares that Alchemia offered to acquire under the Offer (whether the acquisitions happened under the Offer or otherwise).

If both these thresholds are met, Alchemia will have up to one month after the end of the Offer Period within which to give compulsory acquisition notices to Meditech Shareholders who have not accepted the Offer. Meditech Shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the relevant Meditech Shareholder to establish to the satisfaction of a court that the terms of the Offer do not represent "fair value" for the Meditech Shares.

Meditech Shareholders should be aware that if they do not accept Alchemia's Offer and their Meditech Shares are compulsorily acquired, those Meditech Shareholders will face a delay in receiving the consideration for the Meditech Shares compared with Meditech Shareholders who have accepted Alchemia's Offer.

(b) General compulsory acquisition

Under Part 6A.2, Alchemia will be entitled to compulsorily acquire any Meditech Shares, if Alchemia holds full beneficial interests in at least 90% of Meditech Shares (ie. if Alchemia becomes a 90% holder).

If this threshold is met, Alchemia will have 6 months after Alchemia becomes a 90% holder within which to give compulsory acquisition notices to Meditech Shareholders. The compulsory acquisition notices sent to Meditech Shareholders must be accompanied by an independent expert's report and an objection form.

If Meditech Shareholders with at least 10% of Meditech Shares covered by the compulsory acquisition notice object to the acquisition before the end of the objection period (which must be at least one month), Alchemia may apply to the Court for approval of the acquisition of the Meditech Shares covered by the notice.

Meditech Shareholders should be aware that if they do not accept Alchemia's Offer and their Meditech Shares are compulsorily acquired, those Meditech Shareholders will face a delay in receiving the consideration for the Meditech Shares compared with Meditech Shareholders who have accepted Alchemia's Offer.

8.10 De-listing

In the case of a compulsory acquisition following a takeover bid (see section 8.9(a) of this Target's Statement) ASX will suspend quotation of Meditech's Shares 5 business days after it receives a copy of the compulsory acquisition notice sent to Meditech Shareholders who did not accept the Offer.

In the case of a general compulsory acquisition (see section 8.9(b) of this Target's Statement), ASX will suspend quotation of Meditech's Shares 5 business days after it receives written notice from Meditech of either of the following:

(a) the objection period set out in the compulsory acquisition notice has ended and holders of at least 10% of Meditech Shares covered by the compulsory acquisition notice have not objected before the end of the objection period; or

(b) the Court has approved the acquisition under section 664F of the Corporations Act.

9. OTHER MATERIAL INFORMATION

9.1 Bid Implementation Agreement

Meditech and Alchemia have entered into a Bid Implementation Agreement which sets out Meditech's and Alchemia's obligations during the Bid Period.

The main terms of the Bid Implementation Agreement are:

(a) **Break Fee**

Meditech agrees to pay a fee of $160,000 (plus any amount of GST payable) if:

(i) a Competing Proposal is announced or open for acceptance and a person acquires an interest in all or substantial part of the assets of Meditech or an interest in more than 10% of the voting shares of Meditech and, in the case of a bid, the Competing Proposal becomes free from all Defeating Conditions; or

(ii) all of the Directors of Meditech do not recommend the Alchemia Offer or any Director withdraws a recommendation of the Alchemia Offer except where the Alchemia share price falls below $0.50 and the S&P/ASX 200 index is above 4375; or

(iii) Meditech or a Director of Meditech breaches a Defeating Condition (or causes a Defeating Condition to be breached) in a material respect.

Alchemia agrees to pay a fee of $160,000 (plus any amount of GST payable) if:

(iv) it withdraws the Offer, or fails to make offers under the Offer, other than where it is permitted to do so by reason of the breach of a Defeating Condition of the Offer or in accordance with section 652B of the Corporations Act; or

(v) it or any of its Directors does (or omits to do) anything which results in a material breach of certain Defeating Conditions of the Offer (and it does not declare the Offer free of the breached Defeating Condition).

Both parties agree to use their best endeavours to dispatch the Bidder's Statement and Target's Statement together.

(b) **Exclusivity / Non-solicitation**

For 60 days after the date of the agreement, Meditech must not:

(i) solicit, initiate or encourage, participate in any negotiations or discussions or provide any information with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make or consider the making of a Competing Proposal;

(ii) accept or enter into any agreement, arrangement or understanding regarding a competing proposal; or

(iii) disclose any information about the business or affairs of Meditech to a third party other than in the ordinary course of business or as required by law or under certain existing contractual obligations.

Meditech must also notify Alchemia of any approach which may lead to a Competing Proposal.

The above terms do not require or prohibit any action by Meditech if its compliance with the terms would constitute a breach of the duties of the Directors of Meditech.

Meditech must cease any existing discussions or negotiations relating to any competing proposal or a transaction which might reduce the likelihood of success of the Alchemia Offer.

9.2 Loan Agreement

Meditech and Alchemia have entered into a Loan Agreement under which Alchemia has agreed to fund ongoing working capital for Meditech during the Bid Period.

The main terms of the Loan Agreement are:

(a) Alchemia agrees to lend up to $2,000,000 to Meditech. Meditech is entitled to make monthly drawdowns, each in an amount of up to $400,000;

(b) Each drawdown under the facility must be expended on working capital.

(c) Interest is charged at a rate of 9% per annum, on the balance owing from time to time.

(d) Meditech is entitled to make drawdowns until the earliest of:

(i) 30 November 2006;

(ii) the date Alchemia's Offer expires with a Defeating Condition not being satisfied or waived, or is withdrawn under the Corporations Act;

(iii) the date Meditech obtains finance from anyone else (except for other finance whose aggregate does not exceed $200,000); and

(iv) the date Meditech receives a takeover offer from another party that is not recommended against by all of Meditech's Directors within 7 days.

Meditech must repay all drawings under the facility in full by the earliest of:

(a) 7 days after the date Meditech obtains finance from anyone else (except for other finance which in aggregate does not exceed $200,000);

(b) 45 days after Meditech receives a takeover offer from anyone else that is recommended to its shareholders by its board; and

(c) the date 120 days after Alchemia's Offer expires with a Defeating Condition unsatisfied or unwaived, or is withdrawn under the Corporations Act.

As security for the facility, Meditech has granted a fixed and floating charge over all its assets in favour of Alchemia (other than certain intellectual property which is the subject of Commonwealth Government grants).

9.3 Impact of the Offer on Meditech's Commonwealth Government grants

Meditech is the recipient of two grants from the Commonwealth Government, being:

(a) START Grant (GRA01553) for the development of New Generation Therapeutic Treatment for Asthma, HIV and Melanoma; and

(b) Commercial Ready Grant (COM03638) for the development of HyCAMP™, new tumour-targeted anti-cancer agents.

Under the terms of those grants, Meditech must obtain prior written consent from the Commonwealth Government to a change of control of Meditech. If the Offer is successful, a change of control of Meditech will occur. If such consent is not given, this may result in a breach of a Defeating Condition, such as that contained in paragraph 9.8(b) of the

Bidder's Statement. In addition, if the Offer is successful and such consent is not given, the Commonwealth Government could terminate either or both of those grants and require Meditech to repay any amounts already received by Meditech under either or both grants plus interest.

Meditech is currently in the process of applying for this consent. As at the date of this Target's Statement, the Directors believe that the consent will be given.

9.4 Impact of the Offer on Meditech Options

Neither Alchemia's Offer nor the merger of Meditech and Alchemia will trigger the lapse or vesting of any Meditech Options.

Alchemia proposes to make separate offers to each holder of Meditech Options to exchange those Meditech Options with options over Alchemia Shares, provided that such offers do not need disclosure under Part 6D.2 of the Corporations Act (refer to section 7.3 for more details).

Under the terms of the Meditech Option Plans, Meditech Option holders may not, except with the approval of the Board of Directors of Meditech, transfer or otherwise dispose of the benefit of Meditech Options granted under those plans.

Accordingly, depending on the structure of any offer by Alchemia to acquire Meditech Options granted under the Meditech Option Plans, the approval of the Meditech Board may be required.

9.5 Taxation consequences of accepting Alchemia's Offer

The taxation consequences of accepting Alchemia's Offer depend on a number of factors and will vary depending on your particular circumstances.

A general outline of the taxation implications for certain Australian resident Meditech Shareholders of accepting the Offer is set out in section 6 of the Bidder's Statement. As the outline is of a general nature only, Meditech Shareholders are encouraged to obtain their own personal, independent financial and taxation advice.

9.6 Material litigation

Meditech is not involved in any litigation.

9.7 Consent to inclusion of statements

This Target's Statement includes statements made by, or statements based on statements made by the Meditech Directors. Each of the Meditech Directors has consented to the inclusion of those statements in this Target's Statement he has made in the form and context in which each statement appears and has not withdrawn that consent at the date of this Target's Statement.

9.8 Publicly available material

This Target's Statement contains statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX by Meditech and Alchemia. Those documents are:

- Joint ASX Announcement dated 9 March 2006 entitled "Alchemia and Meditech to Merge";
- Meditech's audited Annual Financial Statements lodged with ASX on 21 March 2006; and
- Bidder's Statement issued by Alchemia and lodged with ASIC on 28 March 2006.

As required by ASIC Class Order 01/1543, Meditech will make available copies of these documents (or extracts, where appropriate), free of charge, to Meditech Shareholders who request it during the Offer Period. To obtain a copy of these documents (or the relevant extracts), Meditech Shareholders may telephone Meditech on 1800 822 368 (toll-free from within Australia) or +800 00 822 368 (from outside Australia) during office hours.

9.9 Fees payable to advisers

Blake Dawson Waldron has acted as legal adviser to Meditech in connection with the Offer. Meditech has paid or agreed to pay up to $100,000 for these services to the date of this Target's Statement. Meditech has also paid or agreed to pay Blake Dawson Waldron other fees for advising on other matters and Meditech may pay or agree to pay it additional fees (based on agreed hourly rates) for legal services provided in connection with the Offer after the date of this Target's Statement.

Global Markets Capital Group has advised Meditech on matters in connection with the Offer. Meditech has paid or agreed to pay a monthly retainer of $10,000 per month for the term of the engagement. All fees paid under the monthly retainer are rebateable in the event of a success fee being payable by Meditech to Global Markets Capital Group on the completion of the merger with Alchemia. The aggregate of paid retainer fees and any success fee is estimated as of 27 March 2006 to be $0.708 million. This estimate as at 27 March 2006 is based on AUD/USD 0.7075 exchange rate. The final advisory fee that will be payable will be calculated upon closing of the transaction, based on the value of the transaction on the closing date and prevailing AUD/USD exchange rate, less total monthly retainer fees paid to that date.

10. NO OTHER MATERIAL INFORMATION

Except as set out in this document and the Bidder's Statement, there is no other information that holders of Meditech Shares and their professional advisers would reasonably require to make an informed assessment whether or not to accept the Offer and reasonably expect to find in this statement, that is known to any of the Directors of Meditech and has not previously been disclosed to the holders of Meditech Shares or disclosed to the ASIC or ASX under the regular reporting and disclosure obligations to which Meditech is subject as a disclosing entity for Corporations Act and ASX Listing Rules purposes.

ASX announcements released since 31 December 2005 (being the end of the last financial year in respect of which Meditech has lodged Annual Financial Statements with ASIC and ASX) considered by the Meditech Directors to be particularly important include:

Announcement	Date
1. Meditech to Showcase Cancer Research at the annual conference of the American Association for Cancer Research	2/02/2006
2. Meditech to present at North American Forum for Investing and Partnering in Biotech	16/02/2006
3. Alchemia and Meditech to merge	9/03/2006
4. Preliminary final report	10/03/2006
5. Letter to Shareholders regarding proposed merger with Alchemia	15/03/2006
6. Full Year Accounts for period ending 31 December 2005	21/03/2006
7. Quarterly Investor Call	28/03/2006

All ASX announcements are available from www.asx.com.au.

11. INTERPRETATION AND DEFINITIONS

Words and phrases which are defined by the Corporations Act have the same meaning in this document and, if a special meaning is given for the purposes of Chapter 6 or a provision of Chapter 6 of the Corporations Act, have that special meaning.

Alchemia means Alchemia Limited ACN 071 666 334.

Alchemia Option means an option to acquire an unissued Alchemia Share.

Alchemia Share means a fully-paid ordinary share in Alchemia.

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Stock Exchange Limited.

ASX Listing Rules means the listing rules of ASX as amended from time to time.

Bidder's Statement means the Bidder's Statement issued by Alchemia dated 28 March 2006 as supplemented or replaced.

Bid Implementation Agreement means the Bid Implementation Agreement executed by Meditech and Alchemia on 9 March 2006.

Business Day has the meaning given to it in the Bidder's Statement.

Competing Proposal means any proposal or offer with respect to any transaction (by purchase, scheme of arrangement, bid or otherwise) that would, if completed substantially in accordance with its terms, result in any person (or group of persons) other than Alchemia or its related corporations acquiring a relevant interest in more than 20% of the Meditech Shares or an interest in all or a substantial part of the assets of Meditech and its subsidiaries.

Corporations Act means the *Corporations Act 2001* (Cth).

Defeating Condition means each condition set out in section 9.8 of the Bidder's Statement.

Loan Agreement means the Loan Agreement executed by Meditech and Alchemia on 9 March 2006.

Meditech means Meditech Research Limited ACN 058 390 953.

Meditech Option Plans means the Meditech Research Limited Employee Option Incentive Plan approved at the annual general meeting of Meditech on 17 November 1999 and the terms of Options granted at the annual general meetings of Meditech held on 5 April 2002 and 29 April 2004.

Meditech Options or **Options** means an option to acquire an unissued Meditech Share.

Meditech Shareholder means a person holding one or more Meditech Shares.

Meditech Shares or **Shares** means fully paid ordinary shares in Meditech.

Offer or **Alchemia's Offer** means the Offer by Alchemia for all of the Meditech Shares, the terms and conditions of which are contained in section 9 of the Bidder's Statement enclosed with this Target's Statement, or, where the context requires, Alchemia's takeover bid for Meditech.

Offer Consideration means one (1) Alchemia Share for every nine (9) Meditech Shares held.

Offer Period means the period during which the Offer will remain open for acceptance as described in section 9.4 of the Bidder's Statement.

Transfer and Acceptance Form means the form of that title that accompanies the Bidder's Statement.

VWAP means volume weighted average price.

12. AUTHORISATION

DATED 30 March 2006

SIGNED for and on behalf of Meditech Research Limited by Robert Stewart, being the Chairman of Meditech who is authorised to so sign by a resolution passed by the Meditech Directors. This Target's Statement has been approved by a resolution passed unanimously by the Meditech Directors.

Robert Stewart
Chairman

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A maximum of 14,812,760
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1 ACL fully paid ordinary share for every 9 MTR fully paid ordinary shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as consideration under a Takeover Bid by Alchemia Limited for Meditech Research Limited
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	March 30 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	140,691,085	Fully paid ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,652,000	Options held by non-employee
3,293,501	Employee options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 30 March 2006

Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

Corporations Act 2001 (Cth)
Section 633(4)
Notice

Alchemia Limited (ACN 071 666 334) gives notice pursuant to section 633(4) of the *Corporations Act 2001* (Cth) that 4 April 2006 is the date which has been set, in accordance with section 633(2) and 633(3), for the purposes of determining the people to whom the bidder's statement dated 28 March 2006 in relation to the takeover bid for ordinary shares in Meditech Research Limited (ACN 058 390 953) is to be sent.

Dated: 30 March 2006

T Ramsdale

Tracie Ramsdale
Director
For and on behalf of
Alchemia Limited

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Meditech Research Limited (the *Company*)

ACN/ARSN: ACN 058 390 953

1. Details of substantial holder (1)

Name: Alchemia Limited (the *Bidder*)

ACN/ARSN (if applicable): ACN 071 666 334

The holder became a substantial holder on 28 March 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares			
Nil	Nil	Nil	Nil

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
the Bidder	None	Nil
Nil	Nil	Nil

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Not Applicable			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	

Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not applicable

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alchemia Limited	3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains, Brisbane QLD 4113
Meditech Research Limited	TOK Corporate Centre, Level 1, 459 Toorak Road, Toorak, Victoria

Signature

print name Christopher Neal

Capacity Company Secretary

sign here

date 29/03/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 603.

Signature

This form must be signed by either a director or a secretary of the substantial holder.

Lodging period

Nil

Lodging Fee

Nil

Other forms to be completed

Nil

Additional information

(a) If additional space is required to complete a question, the information may be included on a separate piece of paper annexed to the form.

(b) This notice must be given to a listed company, or the responsible entity for a listed managed investment scheme. A copy of this notice must also be given to each relevant securities exchange.

(c) The person must give a copy of this notice:

(i) within 2 business days after they become aware of the information; or

(ii) by 9.30 am on the next trading day of the relevant securities exchange after they become aware of the information if:

(A) a takeover bid is made for voting shares in the company or voting interests in the scheme; and

(B) the person becomes aware of the information during the bid period.

Annexures

To make any annexure conform to the regulations, you must

1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2 show the corporation name and ACN or ARBN
3 number the pages consecutively
4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5 identify the annexure with a mark such as A, B, C, etc
6 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)
7 sign and date the annexure.

The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.

Allens Arthur Robinson

RECEIVED

2006 MAY 28 A 9:21

FICE OF INTERNATIONAL
CORPORATE FINANCE

28 March 2006

ABN 47 702 595 758
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Tel 61 7 3334 3000
Fax 61 7 3334 3444
Correspondence
PO Box 7082
Riverside Centre
Brisbane QLD 4001
Australia
DX 210 Brisbane
www.aar.com.au

Australian Stock Exchange Limited
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Dear Sir / Madam

Takeover Bid by Alchemia Limited in relation to Meditech Research Limited

We act for Alchemia Limited.

In accordance with section 633(1) item 5 of the *Corporations Act 2001* (Cth), we enclose, on behalf of Alchemia Limited, a copy of the Bidder's Statement of Alchemia Limited which includes:

(a) a proposed offer for ordinary shares in Meditech Research Limited; and

(b) a copy of the Acceptance Form (which forms part of the proposed offer).

Yours sincerely

Andrew Knox
Partner
Andrew.Knox@aar.com.au
Tel 61 7 3334 3356

Stefan Luke
Senior Associate
Stefan.Luke@aar.com.au
Tel 61 7 3334 3533

Encl

MELBOURNE 2006 OFFICIAL LAW FIRM

Our Ref AEKB:405627559

sub B0110614990v1 405627559 28.3.2006

Sydney
Melbourne
Brisbane
Perth
Bangkok
Beijing
Hong Kong
Jakarta
Phnom Penh
Port Moresby
Shanghai
Singapore

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO HOW TO ACT, YOU SHOULD CONSULT YOUR FINANCIAL OR LEGAL ADVISER AS SOON AS POSSIBLE.

Bidder's Statement

RECOMMENDED OFFER

by

Alchemia Limited

(ACN 071 666 334)

to acquire all of your ordinary shares in

Meditech Research Limited

(ACN 058 390 953)

Offer of one (1) Alchemia ordinary share

for every nine (9) of your Meditech ordinary shares

Please call the Alchemia Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia) if you require assistance. For legal reasons calls to these numbers will be recorded.

ACCEPT

Financial Adviser

ABN·AMRO Morgans

Legal Adviser

Allens Arthur Robinson

Important Information

Bidder's Statement

This Bidder's Statement is given by Alchemia Limited (ACN 071 666 334) to Meditech Research Limited (ACN 058 390 953) under Part 6.5 of the Corporations Act and relates to the Offer. You should read this Bidder's Statement in its entirety. This Bidder's Statement is dated 28 March 2006 and includes an Offer dated 11 April 2006 in Section 9.

ASIC

A copy of this Bidder's Statement was lodged with ASIC on 28 March 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

Investment Decisions

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

Offer Information Line

If you have any questions in relation to the Offer, please call the Offer Information Line on the following number:

1 800 822 368 (toll-free within Australia)

+61 800 00822368 (Outside Australia)

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Forward Looking Statements

This Bidder's Statement includes certain operational forecasts and forward looking statements. As such forecasts and statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the biotechnology industry (including those risks described in Section 7) as well as matters such as general economic conditions, many of which are outside the control of Alchemia and its directors. These factors may cause the actual results, performance or achievements of Alchemia, Meditech or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of Alchemia is not a guarantee of future performance.

The operational forecasts and forward looking statements do not constitute a representation that future results (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Meditech Shareholders in assessing the Offer. The operational forecasts and forward looking statements are based on information available to Alchemia at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 5.

Offers Outside Australia

Foreign Meditech Shareholders should note that the consideration under the Offer is securities of Alchemia, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the United States of America (US) and other countries. The financial statements included in this Bidder's Statement have been prepared in accordance with Australian Accounting Standards and, to the extent that information is available, AIFRS, which became effective from 1 July 2005 for Alchemia and the Merged Group. These may not be directly comparable to the financial statements of US or other foreign countries. Foreign Meditech Shareholders should be aware that Alchemia may purchase Meditech Shares otherwise than pursuant to this Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

Foreign Meditech Shareholders will be entitled to receive Alchemia Shares on acceptance of the Offer if Alchemia is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Meditech Shareholder in the relevant jurisdiction and to issue Alchemia Shares to such a Meditech Shareholder on acceptance of the Offer, and that it is lawful for such a Meditech Shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Otherwise, Foreign Meditech Shareholders who accept the Offer will receive the net cash proceeds of a nominee sale of their entitlement to Alchemia Shares as described in Section 9.16.

The securities referred to in this Bidder's Statement have not been and will not be registered under the US Securities Act of 1933, as amended, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act. This Bidder's Statement does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

Website References

References in this Bidder's Statement to Alchemia's website (www.alchemia.com.au) and to Meditech's website (www.mrl.com.au) are for your reference only. Information contained in or otherwise accessible from those websites is not part of this Bidder's Statement.

Implied Value

As you are being offered Alchemia Shares as consideration for your Meditech Shares, the implied value to you of the Offer will vary with the market price of Alchemia Shares. In addition, all references to the implied value of the Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement.

Definitions

A number of defined terms are used in this Bidder's Statement. These terms are explained in Section 10.1 along with certain rules of interpretation which apply to this Bidder's Statement.

Table of Contents

Important Dates

Bidder's Statement lodged with ASIC	**28 March 2006**
Date of the Offer	**11 April 2006**
Offer closes (unless extended)	7.00 pm (Brisbane time) on **11 May 2006**

Note: The closing date for the Offer may change as permitted by the Corporations Act.

If you wish to accept this Offer you must return the signed Acceptance Form by the closing date of 11 May 2006.

Chairman's letter

28 March 2006

Dear Meditech Shareholder,

I am pleased to introduce you to Alchemia Limited ("Alchemia") and to provide details of our Offer for all of your shares in Meditech Research Limited ("Meditech").

Since listing on the Australian Stock Exchange in 2003, Alchemia has grown to become one of Australia's leading biotechnology companies. With a strong track record of achieving scientific and financial milestones, and the market launch of its first product on track for 2008, Alchemia is widely considered one of the sector's success stories.

A merger between Alchemia and Meditech will take this success to the next level. It will create one of Australia's most innovative and accomplished biotechnology companies with:

- A full product pipeline with products at every stage of the development cycle
- A strong and experienced management team with proven international and local expertise in developing and operating drug development businesses
- The financial strength to extract maximum value for the combined company's product development programs
- Innovative and complementary carbohydrate technology.

We invite you to participate in this exciting company by offering to exchange one (1) Alchemia share for every nine (9) Meditech Shares that you hold. This values your Meditech shares at 15.3 cents each based on Alchemia's closing share price at the close of trading on 24 March 2006.

Why you should accept Alchemia's Offer:

1. You will become a shareholder in a company with one of the most **balanced product pipelines in the Australian biotech sector.**
2. Alchemia has the **financial strength** needed to realise Meditech's potential.
3. Alchemia has a **sizeable early revenue opportunity** with its first product on track for a 2008 market launch.
4. Alchemia has a **track record in achieving scientific and financial milestones** which has resulted in 97% share price growth since the company listed in December 2003.
5. **Meditech needs cash** to continue its activities, which Alchemia has recognised and responded to by providing a $2 million loan facility.
6. The combined company will have **significantly reduced risk** as the full product pipeline mitigates against single product failure.
7. You will receive an **attractive premium** for your Meditech Shares.
8. The **Meditech board has unanimously recommended** you accept this Offer.

To accept the Offer, please follow the instructions set out in this booklet. The Offer will close at 7.00pm (Brisbane time) on 11 May 2006, unless extended by Alchemia. If you have any questions about the Offer, please contact the Alchemia Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia).

I encourage you to consider this document carefully and accept our Offer to become a shareholder in this outstanding biotechnology company.

Yours sincerely,

Mel Bridges

Chairman

Why You Should Accept Alchemia's Offer

Participate in one of Australia's most innovative and accomplished biotechs

- ☑ OUTSTANDING PRODUCT PIPELINE
- ☑ ALCHEMIA'S FINANCIAL STRENGTH
- ☑ ALCHEMIA'S EARLY REVENUE STREAM
- ☑ ALCHEMIA'S TRACK RECORD
- ☑ MEDITECH'S NEED FOR CASH
- ☑ REDUCED RISK
- ☑ ATTRACTIVE PREMIUM
- ☑ UNANIMOUS MEDITECH BOARD RECOMMENDATION

HOW DO I ACCEPT?

For CHESS Holdings of Meditech Shares:

To accept the Offer, either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form by following the instructions provided on it, and return the **signed** form in the enclosed envelope or to the address on the Acceptance Form.

For Issuer Sponsored Holdings of Meditech Shares:

To accept the Offer please complete the enclosed Acceptance Form, by following the instructions provided on it and return the **signed** form in the enclosed envelope or to the address on the Acceptance Form.

WHEN DOES THE OFFER CLOSE?

The Offer closes at 7.00pm (Brisbane time) on 11 May 2006, unless extended by Alchemia. Acceptances must be received before the end of the Offer Period.

WHERE CAN I GET MORE INFORMATION?

If you have any questions in relation to the Offer, please call the Offer Information Line on the following number:

Within Australia: 1 800 822 368 (toll-free within Australia)

Outside Australia: +61 800 00822368

Please note that calls to this number will be recorded as required by the Corporations Act.

Summary of the Offer

The following is only a summary of the Offer and is qualified by the detailed information contained in the rest of this Bidder's Statement. You should read this Bidder's Statement in full before deciding how to deal with your Meditech Shares.

The full terms of the Offer are contained in Section 9 of this Bidder's Statement.

Who is making the Offer?	Alchemia is offering to acquire all of your Meditech Shares.
What is the Offer consideration?	Alchemia is offering one (1) Alchemia Share for every nine (9) Meditech Shares, on the terms and conditions set out in Section 9. This equates to 15.3 cents per Meditech Share based on Alchemia's Share price as at the close of trading on 24 March 2006.
When does the Offer close?	**The Offer is scheduled to close at 7.00 pm (Brisbane time) on 11 May 2006. You should note that the Offer Period can be extended as permitted by the Corporations Act.**
What are the conditions of the Offer?	The Offer is for all your Meditech Shares and is subject to the conditions which are set out in full in Section 9.8. In summary, those conditions include requirements that: • the Offer results in Alchemia having a relevant interest in at least 90% of the Meditech Shares; • all regulatory Approvals necessary in relation to the Offer are obtained and there are no materially adverse regulatory actions taken to restrain, prohibit or impede the Offer; • no material adverse change occurs in relation to Meditech during the Offer Period; • there is no material defect in Meditech public filings during the Offer Period; • no material acquisition, disposal or commitment is undertaken by Meditech during the Offer Period; • no person is granted, or has, any right or obligation to terminate, vary or exercise any right under any agreement with Meditech or any subsidiary of Meditech which would result in a material change in the Meditech Group; • no person (other than Alchemia) is granted, or has, any right or obligation to provide any financial accommodation to Meditech or any of its subsidiaries (except in certain circumstances); • Meditech does not make or declare any dividend; and

	• no prescribed occurrence (as defined in the Corporations Act) occurs in relation to Meditech. If the conditions are not satisfied or waived then the Offer will not proceed.
How do I accept the Offer?	**Return the signed Acceptance Form by 11 May 2006. For more details, see the instructions on the enclosed Acceptance Form.**
If I accept the Offer, when will I receive my Alchemia Shares?	If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form, you will be issued with Alchemia Shares no later than five business days after the later of the date that you validly accept the Offer and the date that the Offer becomes, or is declared, free of the Defeating Conditions set out in section 9.8.
What will the tax consequences of accepting the Offer be?	Section 6 describes the major tax implications in Australia for Meditech Shareholders who accept the Offer.
Do I pay brokerage or stamp duty if I accept?	Stamp duty and brokerage are not payable on the disposal of your Meditech Shares if you accept the Offer. Brokers will be paid a handling fee by Alchemia on any Acceptance Forms bearing their broker stamp, as described in Section 8.9.
What happens if I do not accept?	You will remain a Meditech Shareholder and will not receive the consideration offered by Alchemia. If Alchemia becomes entitled to compulsorily acquire your Meditech Shares, it intends to do so. If your Meditech Shares are compulsorily acquired by Alchemia, it will be on the same terms (including the same consideration for each Meditech Share acquired) as the Offer. However, you will receive the Alchemia Shares later than the Meditech Shareholders who choose to accept the Offer. If Alchemia does not become entitled to compulsorily acquire your Meditech Shares, you will remain a Meditech Shareholder.
What if I require further information?	If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia). Please note that, as required by the Corporations Act, all calls to these numbers will be recorded.

Why You Should Accept Alchemia's Offer

...in more detail

1. OUTSTANDING PRODUCT PIPELINE

The combined company will have one of the Australian biotech sector's most balanced product pipelines, providing a strong foundation for future growth.

- Products at every stage of the development cycle — first product on track for a 2008 market launch, with subsequent products in clinical trials and earlier candidates at discovery stage.
- Full and diverse product portfolio balances risk — a low risk generic product, medium risk novel delivery of existing approved products and higher risk new discovery projects.
- A strong and experienced management team with proven international and local expertise in developing and operating drug development businesses.
- Enhanced partnering opportunities presented by the pipeline's multiple product candidates.
- Synergies between Alchemia and Meditech technology to drive future product growth.
- Increased news flow and investor awareness leading to enhanced overseas investor interest and a strong ability to access international capital markets, particularly NASDAQ, to fund future initiatives of the combined company.

Alchemia
[illegible]

Products	Therapeutic Area	Stage of Development					ANDA[1]	Market	Partner
Synthetic Heparin[2]	Cardiovascular	Process Development Complete					2006	2008	Dow, APP
Products	Therapeutic Area	Research	Preclinical	Phase 1	Phase 2	Phase 3	NDA[3]	Market	Partner
[illegible]	[illegible]				[illegible]	2007			Novozymes
[illegible]	[illegible]				2008				
[illegible]	[illegible]								
ACL16907	Anticancer			2007	2008				
VAST™ Research	Eye disease (AMD / DR)[4]			2008					
Antibiotics	Hospital acquired bacterial infections								
VAST™ Research	Pain and other therapeutics								
[illegible]	[illegible]								
[illegible]	[illegible]								
[illegible]	[illegible]								

1. ANDA - Abbreviated New Drug Application

2. Synthetic Heparin - As a generic compound Synthetic Heparin does not need to progress through clinical trials

3. NDA – New Drug Application

4. AMD - Age related macular degeneration; DR – diabetic retinopathy

2. ALCHEMIA'S FINANCIAL STRENGTH

Alchemia's financial strength provides a significant advantage in accelerating the development of Meditech's HyCAMP™ and HyACT™ technology to deliver and maximise shareholder value in a shorter timeframe.

- At 31 December 2005 Alchemia had cash on hand of $32.7 million and approved government grants totalling $10.7 million available over the next three years.
- Alchemia's first product Synthetic Heparin is scheduled for market launch in the US in 2008 and is expected to generate strong ongoing cash flows for Alchemia for many years.
- The commercialisation of Alchemia's Synthetic Heparin is funded by Alchemia's marketing partner American Pharmaceutical Partners (APP).
- The combined company's financial strength means it will have the ability to attract better value partnering deals. It will be able to take products further down the development cycle itself, avoiding the need to out-licensing at early stages (due to financial constraints) when shareholder value is minimal.

3. ALCHEMIA'S EARLY REVENUE STREAM

Alchemia's first product, Synthetic Heparin, is to be launched in the US market in 2008 providing shareholders with an early, significant and sustainable cash flow from 2008.

Alchemia's Synthetic Heparin is a generic version of the currently marketed antithrombotic drug Arixtra®. As a generic drug, Alchemia's Synthetic Heparin has a lower risk profile than a new drug as its safety and efficacy have already been established. This removes the need for lengthy and costly clinical trials and the associated risk of failure. To obtain marketing approval from the FDA, Alchemia must demonstrate that its product is equivalent to Arixtra®.

Alchemia's commercialisation program for Synthetic Heparin is facilitated by strong industry partners in the US. Alchemia's manufacturing partner is The Dow Chemical Company (***Dow***), one of the world's largest chemical companies, and the North American sales and marketing partner is APP, a leading generics pharmaceutical company.

- In February 2006 Dow completed the pilot scale manufacture of Synthetic Heparin, validating that the product can be produced at a commercial scale and resulting in a significant reduction in overall project risk.
- The first commercial production run is expected to commence in the second half of 2006 at Dow's facilities in Michigan.
- APP is expected to file for FDA marketing approval in December 2006.

- Synthetic Heparin's market launch in the US is anticipated in the first half of 2008, based on normal timeframes for FDA approvals.
- European markets are accessible from 2012.
- Alchemia's Synthetic Heparin is anticipated to be cost competitive based on Alchemia's improved manufacturing process and product yields.
- Alchemia is entitled to 50% of the profits derived from the manufacture and sale of Alchemia's Synthetic Heparin in North America.
- Synthetic Heparin is the latest generation in the heparin family of drugs with improved safety and efficacy over earlier generation heparin drugs currently on the market.
- The worldwide heparin market exceeded $US3.7 billion in 2005 and is continuing to grow (8% growth in 2005 over 2004).
- APP is fully funding the costs of Synthetic Heparin's regulatory approval process and market launch in 2008.

4. ALCHEMIA'S TRACK RECORD

Alchemia has a strong record of achieving scientific and financial milestones, which has resulted in significant share price appreciation since the company's initial public offer (IPO) in December 2003.

- Since its ASX listing, Alchemia's share price has increased 97% to $1.38 as at the close of trading on 24 March 2006 in comparison to a 55% increase in the S&P/ASX 200 index over the same period.
- Alchemia has signed attractive profit share partnerships with major US chemical and pharmaceutical companies Dow and APP, entitling it to 50% of the profits derived from the manufacture and sale of Synthetic Heparin in North America.
- Dow and Alchemia recently completed the pilot scale manufacturing of Synthetic Heparin.
- Alchemia raised more than $20 million in additional equity in 2005.
- The company has announced significant results from its drug discovery programs.

Alchemia Share price appreciation since the company's *December 2003 IPO*.


$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

- Alchemia has strong institutional and fund manager shareholders on its register (AMP, Orbis, Acorn and SG Hiscock). Its Synthetic Heparin partners Dow and APP are also significant shareholders.
- The company has attracted positive analyst coverage in the Australian market and has put in place a Level I NASDAQ American Depositary Receipts (ADR) program.



$1.38
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
IPO, December 2003
December 2004
December 2005
8 March 2006 (day before announcement)
24 March 2006

5. MEDITECH'S NEED FOR CASH

Meditech needs immediate funds to continue its current activities.

- Meditech's cash balance at 31 December 2005 was $2.3 million and its cash and cash equivalents at the date of this Bidder's Statement had decreased to less than $1.5 million.
- Its cash burn for the year to the end of December 2005 was approximately $2.7 million.
- Alchemia has provided Meditech a short term secured loan facility of up to $2 million to ensure its current activities can continue during the Offer Period. Alchemia's loan facility is only available to be drawn down as long as the Offer is still open and ceases to be available if the Offer does not succeed or is withdrawn. Any drawings by Meditech under the facility are repayable in full within 120 days of the Offer being withdrawn or expiring with an unsatisfied or unwaived condition.
- Meditech will need to raise additional capital immediately if the Offer is not successful, which is unlikely to be available on as attractive terms as the combination of Alchemia's loan facility and Offer.

6. REDUCED RISK

Meditech Shareholders are significantly exposed to the risks associated with the current HyCAMP™ trial and the company's immediate need to raise additional funds to continue operating.

If HyCAMP™ is successful, without raising significant funds Meditech will be constrained in maximising the product's full value and taking it into the necessary and costly Phase III trials.

Alchemia and Meditech together can substantially reduce this risk through:

- creating a balanced product pipeline of multiple opportunities and varying risk profiles which reduce shareholder exposure to single product failure;
- a strong financial position to fund ongoing and future programs;
- the prospect of significant near term revenue from Alchemia's Synthetic Heparin; and
- the likely coincidence of the expected timing of Alchemia's first revenue from Synthetic Heparin with the decision to commit financial resources for the costly HyCAMP™ Phase III trial.

7. ATTRACTIVE PREMIUM

Alchemia's Offer represents an attractive premium over recent market prices of Meditech Shares.



$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

Meditech's share price

Based on the 30 day VWAP (Volume Weighted Average Price) of Alchemia Shares on 8 March 2006 (the trading day prior to the Announcement Date) of $1.207, the Offer values each Meditech Share at $0.134 at that date. This represents a premium of:

- 38% to the closing price of Meditech Shares on 8 March 2006 of $0.097.
- 36% to the 30 day VWAP of Meditech Shares on 8 March 2006.
- 28% to the 60 day VWAP of Meditech Shares on 8 March 2006.



60 Day VWAP
30 Day VWAP
Closing Price March 8th

Premium to Meditech's recent trading prices

The following table is designed to assist Meditech Shareholders in determining the value of the Offer at different Alchemia Share prices compared against closing prices of Meditech Shares on 8 March 2006. This table is not a forecast of the price at which Alchemia Shares will trade on ASX. Actual prices may be higher or lower than those indicated.

Alchemia Share price	Implied value of the Offer per Meditech Share	Implied premium of the Offer[2]
$1.15	$0.128	32%
$1.20	$0.133	37%
$1.207 (ACL 30 day VWAP on 8 March 2006)	$0.134	38%
$1.30	$0.144	48%
$1.35	$0.150	55%
$1.38 (24 March 2006)[1]	$0.153	58%
$1.40	$0.156	61%
$1.45	$0.161	66%
$1.50	$0.167	72%

1. Last practicable date before Bidder's Statement lodgement

2. Based on Meditech closing Share Price on 8 March 2006

8. UNANIMOUS MEDITECH BOARD RECOMMENDATION

In the absence of a superior offer:

- The Alchemia Offer is unanimously recommended by Meditech's Board of Directors.
- Meditech's Directors intend to accept Alchemia's Offer in respect of all the Meditech Shares they own or control.

Combining
Alchemia and Meditech

...supporting information

1. Profile of Alchemia

1.1 Overview of Alchemia

Alchemia Limited is an ASX listed drug development company. As at 8 March 2006 (the trading day prior to the announcement of the Offer), Alchemia's market capitalisation was approximately $155 million, which positioned it as one of Australia's top 10 largest listed biotech companies by capitalisation.

Since its establishment in 1995, Alchemia has developed two proprietary technologies capable of:

- the large scale cost effective synthesis of carbohydrates; and
- the rapid generation of novel drug-like small molecules for its drug discovery programs.

Alchemia's most advanced program, the development of a generic Synthetic Heparin, is the result of the first of these technologies. Alchemia has attracted significant international chemical and pharmaceutical companies, Dow and APP, as its partners in the development and commercialisation of this product. Pilot scale manufacturing at Dow was completed in February 2006 confirming that the process can be successfully scaled up commercially. As a generic product Alchemia's Synthetic Heparin does not have to go through the lengthy and costly clinical trial process normally required for new therapeutics. It is planned that APP will file an Abbreviated New Drug Application (ANDA) with the FDA in December 2006 for approval to market the drug in the US. It is anticipated that the commercial launch will be undertaken in the first half of 2008.

Alchemia's second technology, its drug discovery platform technology, VAST™, has generated a number of potential drug targets, the most advanced of which are in the anticancer, eye disease and antibiotic fields. These are all at preclinical stage with the lead anticancer compound, ACL16907, scheduled to begin human clinical trials later in 2006.

Alchemia's technology is protected by an integrated portfolio of patents and patent applications, covering composition of matter, uses and processes. Through the worldwide patent cooperation treaty (PCT) Alchemia has applied for a series of 18 patent families to protect both technologies..

1.2 Directors and Senior Management of Alchemia

(a) **Board**

Mel Bridges BAppSc FAICD

Non- Executive Chairman

Mel Bridges joined the Alchemia Board as Non-Executive Chairman in September 2003. He has over 30 years experience in the biotechnology and healthcare industries. During this period, Mel founded and managed successful diagnostics, biotechnology and medical device businesses. He co-founded the listed company Panbio Limited, and is currently Chairman of Peptech Limited and Chairman or Director of a number of private companies involved in the biotech industry.

Mel is a member of Alchemia's Audit and Risk Committee.

Tracie Ramsdale PhD

Chief Executive Officer and Managing Director

Tracie Ramsdale is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors and serves on the Federal Government's IR&D Board's Biological Committee.

Professor Peter Andrews AO PhD

Non-Executive Director

Peter Andrews is one of the founders of Alchemia and has been a Board member since November 1995. He holds the position of Queensland Chief Scientist, and is also a member of the Federal Government's IR&D Board. Peter is Chairman of a private bio-business consulting company, and a board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past twenty years, during which he

has founded several biotechnology businesses and served on the boards of publicly listed biotechnology companies Biota Holdings Limited and Agen Limited.

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

He is a member of Alchemia's Remuneration Committee.

Kevin Healey PhD

Non-Executive Director

Kevin Healey joined the Board in January 1998. He is a founder and Managing Director and Chief Executive of Cytopia Limited. Prior to forming Cytopia, Kevin provided consulting advice to the biotechnology industry. Robert Watson was appointed as an alternate Director to Dr Healey on 20 March 2006. Mr Watson is the Executive Chairman of Cytopia Limited, a substantial shareholder of Alchemia.

Kevin is Chairman of Alchemia's Remuneration Committee and a member of the Audit and Risk Committee.

Errol Malta PhD FAICD

Non-Executive Director

Errol Malta joined the Board in October 2003. He has more than 15 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, US, where he was Product Development Team Leader. In this role Errol was responsible for drug development and commercialisation of a number of different drugs in the US, Europe and Japan. He was responsible for five successful IND submissions to FDA and other regulatory agencies, subsequent phase I/II programs, and a number of phase III and IV trials. Upon his return to Australia, he was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne Office of Amgen Australia.

Errol is a Director of Avexa Limited, a PhD graduate of the University of Melbourne and a fellow of Australian Institute of Company Directors. He has successfully completed the UCLA (Anderson School) Executive Program in Management.

Errol is a member of Alchemia's Remuneration Committee and Chairman of its Clinical Advisory Committee.

Nerolie Withnall BA LLB MAICD

Non-Executive Director

Nerolie Withnall joined the Board in October 2003. She is a former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane.

She is Chairman of QM Technologies Limited, a director of Campbell Brothers Ltd, Pan Australian Resources Limited (all companies listed on ASX), and of Queensland's Major Sports Facilities Authority. Nerolie is also a director of The Brisbane Institute, the National Seniors Foundation and a number of privately owned companies. She is Deputy President of the Takeovers Panel, a member of the Corporations and Markets Advisory Committee and a Councillor of the Australian National Maritime Museum.

Nerolie is Chairman of Alchemia's Audit and Risk Committee.

(b) **Senior Management**

Wim Meutermans PhD

Director of Research

Wim Meutermans joined Alchemia in April 2000 as Head of Combinatorial Chemistry. He has worked for 13 years in the medicinal chemistry field, including more than eight years in management roles. As Director of Research, Wim is now responsible for Alchemia's drug discovery programs. He has published extensively with over 45 journal publications and is co-inventor of 12 patents. Wim obtained his PhD from the Katholieke Universiteit Leuven in Belgium.

Kris Dyszynski BSc (Bacteriology)

Vice President – Business Development

Kris Dyszynski joined Alchemia in March 2000. As head of business development activities, he is responsible for the out-licensing and partnering of Alchemia's discoveries. He has more than 25 year's business development experience in the US biotechnology industry. Kris has a degree in Bacteriology from the University of California, Berkeley. Kris is based in the USA.

Michael L West PhD

Director of Intellectual Property and Technology Transfer

Michael West joined Alchemia in December 1997 as its first employee. He is responsible for the management of Alchemia's intellectual property portfolio, coordination of the Research and Development Start grants and project management for the Synthetic Heparin project. Mike has more than 17 years

experience in medicinal chemistry in both academia and industry, and holds a PhD from James Cook University.

Christopher Neal B.Com, CA

Chief Financial Officer and Company Secretary

Chris Neal joined Alchemia in 2003. Prior to joining the company, he was an Executive Director of the London Stock Exchange listed resources group, Navan Mining PLC (1997 to 2002). From 1982 to 1986 he was Finance Director for the Australian operations of Gencor, (subsequently Billiton, now part of BHP Billiton) and from 1986 to 1996 he was an Executive Director of its then affiliate, ASX listed, Consolidated Rutile Limited.

1.3 Progress

Key achievements over the past year include:

- Synthetic Heparin – completion of pilot scale campaign at the Michigan facilities of manufacturing partner Dow;
- Anticancer – advancing lead anticancer candidate ACL16907 through further preclinical testing;
- Eye disease – Alchemia received positive results from the testing of compounds designed to treat AMD and DR;
- Capital raising – completion of major capital raising, providing a strong financial base for further developing the drug discovery and development portfolio;
- Commercial Ready – being awarded a $2.9 million three year Commercial Ready Grant for the continued development of the eye disease program;
- Share price appreciation – more than 100% since the beginning of the 2005 / 2006 financial year; and
- Smart State Awards – Alchemia was named overall winner of the Premier of Queensland's Smart Award for Innovation.

1.4 Outlook

Key milestones scheduled for 2006 include:

- Synthetic Heparin:
  - APP undertaking the formulation and stability process required to lodge an ANDA in December 2006;
  - Dow commencing commercial production to ensure sufficient product supplies are ready for the market launch;
- Anticancer – completing preclinical requirements to begin a Phase I clinical study in the 2007 financial year;
- Eye Disease – selecting a formal preclinical candidate to take into clinical trials;

- Antibiotics – establishing efficacy in animal models; and
- Pain research - initiating a collaboration with the University of Queensland's highly regarded Pain Research Group to develop a new generation of opioid-based pain treatments targeting chronic pain.

Alchemia's Future Milestones



2006
2007
2008
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2

Drug Discovery Milestone

Synthetic Heparin Milestone

Results from animal efficacy testing (antibacterial) – end of Q2 2006

IND filed for ACL16907 – middle of Q4 2006

Selection of preclinical candidate for AMD – end of Q4 2006

Phase I studies for ACL16907 – middle of Q1 2007

Phase IIa studies for ACL16907 – middle of Q4 2007

Dow commences commercial production of Synthetic Heparin -- end of Q2 2006

APP files for ANDA for Synthetic Heparin – December 7 2006

Market launch of Synthetic Heparin – end of Q1 2008

1.5 Alchemia's First Product - Synthetic Heparin

Alchemia is developing a generic version of a branded drug, Arixtra®, which is a third generation heparin family product. Arixtra® has increased efficacy and safety in preventing blood clots over earlier generation heparins currently on the market.

(a) The Heparin Family of Drugs

Venous thromboembolism (*VTE*) is the third most common cardiovascular disease after heart attack and stroke. VTE includes such conditions as deep vein thrombosis (*DVT*) and pulmonary embolism (*PE*). DVT occurs when a blood clot obstructs or blocks a deep vein. Deep veins occur in arms, legs and the torso. PE is characterised by a clot that is carried to the lung through the blood stream. It results in blood flow blockage and can cause sudden death. Thromboembolic events account for approximately 200,000 deaths in the US per year. It is estimated that two million Americans experience DVT and 600,000 suffer from PE each year. The incidence of VTE is dependent on risk factors such as surgery or immobilisation.

The heparin family of drugs is widely used for the prevention and treatment of DVT and PE.

Originally introduced in the 1930's, natural or unfractionated heparin was extracted from pig or cow intestines. In the 1980's, it was discovered that breaking heparin down into smaller fragments, resulted in a product, low molecular weight heparin (*LMWH*), that had an improved safety and efficacy profile over unfractionated heparin. The latest innovation in the heparin family is Synthetic Heparin, which is a single pure compound containing just the portion of heparin that is responsible for the antithrombotic activity. It shows a significant increase in efficacy and safety over earlier generation heparins. There is one Synthetic Heparin currently commercially available, Arixtra®, which is marketed by GlaxoSmithKline (*GSK*). Arixtra®'s patents have expired and its FDA market exclusivity expires in December 2006. Alchemia's Synthetic Heparin is the chemical equivalent of Arixtra®, but has been produced via a different synthetic route which provides it with anticipated cost advantages over the complex process used to manufacture Arixtra®.



Prevention of VTE in major knee surgery
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Incidence
None
Heparin
(1st Generation Drug)
Lovenox
(2nd Generation Drug)
ARIXTRA
(3rd Generation Drug)
Treatment

The increasing efficacy of Heparin family drug members.

Alchemia has applied to patent its new process and key ingredients for the preparation of Synthetic Heparin. When granted, these patent applications will provide protection through to 2021.

(b) **The Heparin Market**

In 2005, worldwide sales of heparin-related drugs exceeded $US3.7 billion, an increase on the previous year's sales of over 8%. Arixtra® sales also grew during 2005 improving 20% on 2004 sales to $US44 million. Although Arixtra®'s sales in 2005 were below expectations, progress was made by GSK to improve Arixtra®'s positioning in the heparin market as a product with superior safety and efficacy benefits over existing drugs.

In September 2005, the world's largest study on acute coronary syndrome (*ACS*) involving 20,000 patients found Synthetic Heparin (Arixtra®) to be safer and as effective as the traditional drug (*LMWH*). Approval of Synthetic Heparin to treat ACS patients is expected by 2008.

In March 2006, results of the large-scale Arixtra® trial OASIS-6, involving more than 12,000 patients, demonstrated a significant risk reduction in death or recurrent heart attack in patients compared to standard therapy (unfractionated heparin or placebo).

(c) **Alchemia's Partners**

(i) **The Dow Chemical Company**

Dow is one of the world's largest specialty chemical companies, with 156 manufacturing sites in 37 countries, more than 42,000 employees and annual sales of $US46 billion. The company has extensive experience in process development, from laboratory scale-up to production scale, and regulatory compliance to FDA standards, including pharmaceutical manufacture to FDA standards.

In December 2000, Alchemia and Dow entered into a manufacturing alliance for the large-scale custom synthesis of carbohydrates for pharmaceutical or other applications. Alchemia's Synthetic Heparin is the first product from this alliance. Dow has been responsible for the pilot scale manufacture of Alchemia's Synthetic Heparin at its Michigan facility and will be responsible for the commercial manufacture of Synthetic Heparin for APP. Alchemia is entitled to 50% of the profits derived from the commercial supply of Synthetic Heparin. The Alchemia Dow agreement extends to 2010, at which point there are mutual options for renewal, although any existing manufacturing contractual agreements would continue in force in the event the current agreement is not extended.

(ii) **American Pharmaceutical Partners**

APP is one of the US's largest pharmaceutical suppliers of injectable generic drugs, with extensive experience in sales and marketing. The company has a wide portfolio of more than 150 injectable pharmaceutical products in the oncology, anti-infectives and critical care markets. APP has a strong record in securing generic approvals, leading the industry with 39 product approvals between 2001 and 2004. APP also has experience in the sales and marketing of therapeutic heparin. APP is listed on NASDAQ.

In October 2003, Alchemia formed an alliance with APP for the sales and marketing of Alchemia's Synthetic Heparin in North America. APP is responsible for formulation, regulatory submission and sales and marketing of Alchemia's Synthetic Heparin in the US and Canada. Alchemia is entitled to 50% of the profits from sale of Synthetic Heparin by APP in these markets. The Alchemia APP agreement extends until 10 years after the filing of the first ANDA with the FDA .

(d) **Progress and Outlook**

Alchemia's major priority over the past year was to complete the pilot scale synthesis of Synthetic Heparin at Dow's facilities in the US. In February 2006, Alchemia reported the successful completion of Synthetic Heparin's pilot scale manufacture. This was a major milestone towards the

development of a competitive commercial drug. The pilot scale campaign demonstrated that the synthesis could be successfully scaled up from the laboratory to a commercial scale, resulting in a significant reduction in project risk.

The Synthetic Heparin material produced in the pilot scale manufacturing effort will allow Alchemia and our partners to undertake the formulation and stability studies required to obtain regulatory approval. The process of documentation required for regulatory filing will be completed to enable lodgement of an ANDA application in December 2006. Alchemia will continue to support Dow and APP in meeting their key milestones for this program. Commercial manufacture of material for market launch is expected to commence in the latter half of 2006. Alchemia's key patent application for Synthetic Heparin has entered the national phase in Australia, China, Canada, Japan, Europe and the US.

1.6 Drug Discovery

Alchemia's proprietary drug discovery platform, VAST™, comprises a collection of chemical building blocks and chemical processes for the synthesis of complex small molecules. Drug discovery and development is usually an expensive and lengthy process. However, the competitive advantage of VAST™ is that it can rapidly provide and optimise small molecule drug candidates for development, with good activity profiles and basic drug-like characteristics.

Alchemia's drug discovery technology underpins the company's programs in:

- Anticancer;
- Eye disease;
- Antibiotics;
- Pain; and
- Future opportunities.

(a) Anticancer

Cancer encompasses a group of diseases characterised by the growth and spread of abnormal cells. The American Cancer Society estimated that over 1.3 million new cases of cancer were expected to be diagnosed in the US in 2005, with over 570,000 cancer deaths likely in the same year. Many chemotherapy treatments have undesirable side effects, often resulting in the need to discontinue treatment. Alchemia's focus is in the area of unmet medical need, particularly where current treatments provide limited benefits.

As a tumour grows, it needs to develop its own blood supply to receive enough nutrients and oxygen to grow. This process of new blood vessel formation is known as angiogenesis. Alchemia's anticancer drug candidate, ACL16907, has shown anti-angiogenic effects *in vitro* and *in vivo* in preclinical studies. Alchemia's competitive advantage in the angiogenesis area lies in the novel target accessed by VAST™ molecules, which is responsible for the release of key growth factors necessary for the development of new blood vessels and tumour growth.

Over the past year Alchemia has made significant advancements with its anticancer program, recording the following milestones and achievements:

- commenced testing drug candidate ACL16907 in animal models to determine toxicity;
- commenced regulatory preclinical development of ACL16907;
- formed the Alchemia Clinical Advisory Committee (*ACAC*) to assist management in the preclinical and clinical development of lead compounds;
- developed large-scale synthetic methods to support the production of ACL16907 for clinical trials;
- completed production of the active pharmaceutical ingredient and production of the drug product for clinical trials; and
- completed a pre-IND meeting with the FDA.

Alchemia's key objectives for progressing ACL16907 in the coming year include:

- completing toxicity and pharmacology testing required for initiating clinical trials;
- filing an IND with the FDA; and
- initiating clinical studies.

(b) **Eye Disease (AMD / DR)**

Angiogenesis, the formation of new blood vessels, is a central process in the development and progress of eye diseases such as Age-Related Macular Degeneration (*AMD*) and Diabetic Retinopathy (*DR*). Using our proprietary drug discovery engine, VAST™, Alchemia has identified a series of potent, novel anti-angiogenic small molecules that are currently being assessed as novel therapeutics with potential to treat these diseases.

(i) **Age-Related Macular Degeneration (AMD)**

AMD is a degenerative eye disease that results in the loss of central vision. AMD is the leading cause of blindness in people over the age of 50 in the developed world. It is estimated that approximately 25 to 30 million

people worldwide suffer from AMD, with this estimate expected to triple in the next 25 years.

Although two marketed drugs are currently available for AMD - Pfizer's Macugen® and Novartis' Visudyne® - medical needs are still unmet as these treatments have limited effectiveness. Risk factors for acquiring AMD later in life include obesity, smoking and high blood pressure.

(ii) **Diabetic Retinopathy (DR)**

DR is a consequence of diabetes. It is estimated that between 40% to 45% of those in the US diagnosed with diabetes (over 18 million people) will experience some phase of DR. The advanced stage of the disease involves the growth of new and fragile blood vessels, which may leak causing vision loss or blindness. There is currently no drug treatment available for DR.

Alchemia's key achievements in 2005 for the eye disease stream of our drug discovery program included:

- identifying several new compounds with potent anti-angiogenic properties;
- establishing the drug-like characteristics of these compounds;
- establishing synthetic routes that allow large scale synthesis of these compounds for animal testing;
- establishing efficacy in animal models of eye disease; and
- receiving a $2.9 million Commercial Ready grant over 3 years from the Federal government to advance the eye disease program through to Phase 1 clinical trials.

In the coming year Alchemia will optimise lead compounds where necessary in order to select a preclinical candidate by the end of 2006. It is anticipated that preclinical studies will be conducted during 2007 to support an IND filing and commencement of human clinical trials in 2008.

(c) **Antibiotics**

Two resistant bacterial infections, staphylococcus aureus and enterococci, are among the most serious hospital acquired infections and there is currently no effective treatment for either. Today, in US hospitals, 50% of staphylococcus aureus strains are methicillin resistant and 30% of enterococci are vancomycin resistant. An estimated five to 10% of hospitalised patients (1.8 million cases per year in the US) acquire some form of bacterial infection. Most common are surgical site infections, bloodstream infections and pneumonia. Infections acquired in the intensive care unit are of the greatest concern because of their high incidence (20% to 40% of intensive care patients), excess morbidity, mortality and cost.

Alchemia has applied its drug discovery approach to the design and development of new antibiotics to treat multi-drug resistant bacterial infections. Alchemia has developed a new class of antibiotics that act via a novel mechanism of action. Consistent with this new mode of action, the compounds have significant activity against vancomycin resistant enterococci (VRE) and methicillin resistant staphylococcus aureus (MRSA), as well as multi-drug resistant gram-positive clinical isolates from hospital patients.

In 2006 Alchemia aims to further optimise lead compounds to demonstrate efficacy in suitable animal models and will seek to partner the project once efficacy is established.

(d) **Pain**

In December 2005 Alchemia announced it had formed a collaboration with The University of Queensland's highly regarded Pain Research Group to develop a new generation of opioid-based pain treatments targeting chronic pain. The three-year collaboration will use Alchemia's drug discovery technology platform VAST™ and University of Queensland's expertise in the pain area to seek to identify new drug candidates with fewer side effects than current opioid-based painkillers.

(e) **Future opportunities**

VAST™ is Alchemia's drug discovery engine which has been used to discover and develop the company's new drug leads for cancer, eye disease, antibiotics and pain treatment. VAST™ received its most significant validation to date early in 2005 when Alchemia announced the decision to progress ACL16907 to human clinical trials — the first compound discovered using the novel drug discovery technology to achieve clinical status. Moving the anticancer program forward into clinical trials in 2006 will enable Alchemia to further demonstrate the unique potential of VAST™ and its ability to contribute to Alchemia's pipeline of future products.

1.7 Information about Alchemia securities

(a) **Issued securities**

As at the date of this Bidder's Statement, there are on issue:

- 125,878,325 Alchemia Shares; and
- 4,945,501 Alchemia Options.

(b) **Trading in Alchemia Shares**

The closing price of Alchemia Shares on ASX on 24 March 2006 (being the last practicable trading day prior to the date of this Bidder's Statement) was $1.38.

The highest recorded sale price of Alchemia Shares on ASX in the four months before the date of this Bidder's Statement was $1.43 on 20 March 2006. The lowest

recorded sale price of Alchemia Shares on ASX in the four months before the date of this Bidder's Statement was $1.085 on 14 February 2006.

The following graph sets out the daily closing price and daily volume of Alchemia Shares traded on ASX for the 180 trading days to 8 March 2006.



Share Price
Volume
1400000
1200000
1000000
800000
600000
400000
200000
0
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Jul-05
Jul-05
Aug-05
Aug-05
Sep-05
Oct-05
Oct-05
Nov-05
Nov-05
Dec-05
Dec-05
Jan-06
Feb-06
Feb-06
Mar-06

The VWAP of Alchemia Shares on ASX:

- over the 180 days to 8 March 2006 was $1.14;
- over the 90 days to 8 March was $1.26; and
- over the 30 days to 8 March was $1.207.

(c) **Shareholders in Alchemia**

Based on the latest notices received by Alchemia, the substantial shareholders of Alchemia as at the date of this Bidder's Statement were:

Name	Number of shares held[1]	Percentage of shares held[2]
Cytopia Limited	14,427,627	11.5
Mostia Dion Pty Ltd	13,948,289	11.1
Orbis Capital Limited	8,912,560	7.1
Coates Myer & Company Pty Limited	8,299,355	6.6
AMP Limited	7,804,249	6.2
Acorn Capital Limited	7,302,609	5.8

Notes:

1. Based on the number of Alchemia Shares held as stated in the relevant notices.

2. Calculated using the number of Alchemia Shares on issue as at the date of this Bidder's Statement.

(d) **Rights and liabilities attaching to the Alchemia Shares offered**

The Alchemia Shares received as consideration under the Offer will be fully paid and rank equally with existing Alchemia Shares. Alchemia Shares are quoted on ASX. The rights and restrictions attaching to Alchemia Shares which will be issued as consideration under the Offer are set out in Alchemia's constitution and in the Corporations Act and are subject to statutory, common law and ASX Listing Rules requirements. The main rights and liabilities attaching to the Alchemia Shares are summarised in Annexure C.

An application will be made to ASX within seven days after the date this Bidder's Statement is lodged for official quotation of the Alchemia Shares issued pursuant to the Offer. Quotation is neither guaranteed nor automatic on such application.

Nothing in the Bidder's Statement will be taken to state or imply that Alchemia Shares issued under this Offer will be quoted on ASX but quotation is expected in the ordinary course as Alchemia is already admitted to the Official List of ASX.

(e) **Alchemia Options**

As at the date of this Bidder's Statement, Alchemia has in place an Alchemia Employee and Officers Option Plan. In addition, a series of options have been granted to external consultants.

Alchemia is entitled to issue options at its discretion within shareholder approved limits.

If all of the options (as described below), which have vested and are currently "in the money" were exercised, a further 1,262,925 Alchemia Shares would be issued. This represents approximately 1.00% of the total number of Alchemia Shares currently on issue.

(i) **Employee and Officers' Option Plan**

As at the date of this Bidder's Statement, a total of 3,293,501 options have been granted under this plan.

Upon exercise, each option converts into one Alchemia Share ranking equally with all existing Alchemia Shares. Options may be exercised at any time on or after their vesting date. All options vest three years after the date of grant and expire five years after the date of grant.

Details of the Alchemia Options outstanding as at the date of this Bidder's Statement are as follows:

Employee Options outstanding

No. of Options	Exercise Price	Expiry Date	Vesting Date
22,358	$0.95	30 June 2006	1 July 2004
380,089	$0.95	1 November 2006	2 November 2004
173,221	$0.95	1 January 2007	2 January 2005
353,257	$0.95	25 July 2007	26 July 2005
8,943	$0.64	16 June 2008	17 June 2006
357,729	$0.70	23 October 2008	24 October 2006
894,323	$0.95	23 October 2008	24 October 2006
447,161	$0.36	23 October 2008	24 October 2006
38,554	$0.95	23 October 2008	24 October 2006
168,151	$0.64	23 October 2008	24 October 2006
29,715	$0.64	6 November 2008	7 November 2006
300,000	$0.70	18 December 2008	19 December 2006
70,000	$0.80	15 March 2010	16 March 2008
50,000	$0.80	30 June 2010	1 July 2008

Under the terms and conditions of the employee options, upon resignation by an employee any options held by that employee that have not vested at the date of termination of employment will be cancelled.

(ii) **Non Employee Options**

Alchemia has granted and agreed to grant options to external consultants in relation to services provided by them to the company. All of these options have performance criteria to be met before they vest. At the date of this Bidder's Statement the details of these options are as set out in the table below.

Non-employee Options outstanding

No. of Options	Option holder	Exercise Price	Vested	Term from Vesting
Granted				
250,000	Global Markets Capital Group	$0.01	-	5 years
334,000	Global Markets Capital Group	$0.70	334,000 on 4 November 2004	5 years
400,000	Puretech	$0.54	-	5 years

	Development			
Agreed to grant				
334,000	Global Markets Capital Group	$0.70	-	5 years
334,000	Global Markets Capital Group	$0.70	-	5 years

Global Markets Capital Group are acting as a financial advisor to Meditech and none of the options vest upon successful completion of the Offer.

1.8 Summary Financial Information

Summary financial information for Alchemia for the period 30 June 2003 to 31 December 2005 is provided below.

Summary Statement of Financial Performance

(A$'000)	Reviewed AIFRS six months ended Dec 2005	Audited AGAAP year ended Jun 2005	Audited AGAAP year ended Jun 2004	Audited AGAAP year ended Jun 2003
Revenue	529	3,356	2,854	2,409
Other income	20	-	-	-
Operating expenses	(7,650)	(10,997)	(8,001)	(7,652)
EBITDA	(7,101)	(7,641)	(5,147)	(5,243)
Depreciation & amortisation	(566)	(1,207)	(1,288)	(1,452)
EBIT	(7,667)	(8,848)	(6,435)	(6,695)
Finance costs	-	(5)	(87)	(169)
Profit/(loss) before income tax	(7,667)	(8,853)	(6,522)	(6,864)
Income tax expense	-	-	-	-
Profit/(loss) after income tax	(7,667)	(8,853)	(6,522)	(6,864)
Number of ordinary shares (000')	109,456	103,291	85,099	N.A
Basic earnings per share (A$cents)	(7.0)	(8.7)	(7.7)	N.A.

Summary Statement of Financial Position

(A$'000)	Reviewed AIFRS six months ended Dec 2005	Audited AGAAP year ended Jun 2005	Audited AGAAP year ended Jun 2004	Audited AGAAP year ended Jun 2003
Current assets - cash and short term deposits	32,701	15,788	20,405	3,889
- other	510	502	2,550	1,113
Non-current assets	948	1,488	2,620	3,506
Total assets	34,159	17,778	25,575	8,508
Total debt	1,720	630	185	1,249
Other liabilities	4,269	3,134	3,231	905
Total liabilities	5,989	3,764	3,416	2,154
Shareholders' equity	28,170	14,014	22,159	6,354

Summary Statement of Cash Flows

(A$'000)	Reviewed AIFRS six months ended Dec 2005	Audited AGAAP year ended Jun 2005	Audited AGAAP year ended Jun 2004	Audited AGAAP year ended Jun 2003
Cash flow from operating activities				
Government grants and interest received	814	3,355	2,681	2,587
Payments to suppliers and employees	(6,615)	(10,399)	(6,282)	(7,391)
Other	20	(5)	(87)	(168)
Net cash flow from operating activities	(5,781)	(7,049)	(3,688)	(4,972)
Cash flow from investing activities				
Payments for	(26)	(74)	(402)	(102)

property, plant and equipment				
Net cash flows from investing activities	(26)	(74)	(402)	(102)
Cash flows from financing activities				
Proceeds from issue of shares (net of costs)	21,630	1,773	21,158	2,759
Proceeds from borrowings	1,092	628	-	-
Repayments of borrowings	(2)	105	(552)	(952)
Net cash flows from financing activities	22,720	2,506	20,606	1,807
Net increase/decrease in cash held	16,913	(4,617)	16,516	(3,267)
Cash at beginning of the financial period	15,788	20,405	3,889	7,156
Cash and short term deposits at the end of the financial period[1]	32,701	15,788	20,405	3,889

1. For the purposes of this summary statement of cash flows, short term deposits have been reclassified from investing activities to cash.

1.9 Additional information regarding Alchemia

Alchemia has been listed on ASX since December 2003. A substantial amount of information concerning Alchemia has previously been notified to ASX.

Information about the Alchemia Group may also be obtained from Alchemia's website at www.alchemia.com.au.

1.10 Announcement by Alchemia in relation to the Offer

On 9 March 2006, Alchemia made an announcement to ASX in relation to the Offer. A copy of the announcement is included in Annexure A.

2. Profile of Meditech

2.1 Disclaimer

The information in this section 2 (other than sections 2.7 and 2.8) concerning Meditech and the Meditech Group has been prepared based on a review of publicly available information (which has not been independently verified) and a due diligence investigation conducted by Alchemia which involved reviewing certain non-public information about Meditech provided by Meditech. Alchemia does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Meditech and the Meditech Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Meditech's businesses or Meditech's securities may be included in Meditech's Target Statement in relation to the Offer, which accompanies this Bidder's Statement.

2.2 Overview of Meditech

Meditech is a public company listed on ASX (ASX Code: MTR). Its head office is in Melbourne. As at 24 March 2006, Meditech's market capitalisation was approximately $17.6 million. As at the date of the announcement on 8 March 2006, Meditech's market capitalisation was approximately $12.2 million.

Meditech is a biotechnology company focused on developing and commercialising drugs that improve the health and quality of life of patients with cancer and other chronic diseases. Meditech has created and patented its HyACT™ (Hyaluronic Acid Chemotransport Technology) technology platform applying it to the development of improved formulations of cytotoxic drugs. The most advanced product is HyCAMP™, Meditech's proprietary formulation of irinotecan (Camptosar®) and hyaluronic acid, which is in a Phase II clinical trial in metastatic colorectal cancer patients. In addition to HyCAMP™, Meditech has completed successful Phase I clinical trials of the anticancer products HyDOX™ (doxorubicin and hyaluronic acid) and HyFIVE™ (5-fluorouracil and hyaluronic acid).

2.3 Publicly available information

Meditech has been listed on ASX since January 1994 and is obliged to comply with the continuous disclosure requirements of ASX. A substantial amount of information concerning Meditech has previously been notified to ASX.

The ASX announcements made in relation to Meditech between 30 September 2005 and the date of this Bidder's Statement are listed in Annexure B. In particular:

- the Preliminary Final Report and Appendix 4E were lodged with ASX on 10 March 2006;
- The Chairman's letter to Meditech's shareholders was lodged with ASX on 15 March 2006; and

- the Director's Report and Financial Report for the year ended 31 December 2005 was lodged with ASX on 21 March 2006.

Information about the Meditech Group (including copies of its financial statements) may also be obtained from Meditech's website at www.mrl.com.au.

2.4 Review of Meditech information by Alchemia

Before the date of this Bidder's Statement, Meditech provided Alchemia with certain non-public information about Meditech under the terms of a confidentiality agreement, for the purpose of Alchemia conducting a due diligence review of that information. Except as disclosed in this Bidder's Statement, none of that information is, in Alchemia's opinion, material to a decision by a Meditech Shareholder whether or not to accept the Offer.

2.5 Meditech securities on issue

According to documents lodged by Meditech with ASX, as at the date of this Bidder's Statement the total number of securities on issue in each class in Meditech is as follows:

Class	Number
Meditech Shares	125,814,845
Meditech Options	7,500,000

If the holders of all Meditech Options were able to, and did, exercise those options, the total number of Meditech Shares on issue would be 133,314,845.

Meditech Shares are quoted on ASX and may be freely traded. Meditech Options are not quoted on ASX.

2.6 Meditech employee share option plans

On the basis of documents lodged by Meditech with ASX, Alchemia understands that as at the date of this Bidder's Statement Meditech currently has two share option plans in operation, namely:

- Meditech Research Limited Employee Option Incentive Plan; and
- Directors' Option Plan.

Option Plan	Number of Options	Exercise Price of Options	Expiry Date
Meditech Employee Option Incentive Plan	250,000	50 cents	1 April 2007
Meditech Employee Option Incentive Plan	200,000	50 cents	31 May 2007
Meditech Employee Option Incentive Plan	200,000	70 cents	31 May 2007
Meditech Employee Option Incentive Plan	250,000	15 cents	1 October 2007
Meditech Employee Option Incentive Plan	200,000	18.5 cents	18 May 2009

Meditech Employee Option Incentive Plan	50,000	28.5 cents	28 June 2009
Meditech Employee Option Incentive Plan	100,000	18 cents	23 August 2009
Option Plan	**Number of Options**	**Exercise Price of Options**	**Expiry Date**
Meditech Directors Options	500,000	30 cents	30 April 2007
Meditech Directors Options	1,750,000	40 cents	30 April 2007
Meditech Directors Options	1,000,000	50 cents	30 April 2007
Meditech Directors Options	500,000	60 cents	30 April 2007
Meditech Directors Options	1,250,000	75 cents	30 April 2007
Meditech Directors Options	1,000,000	$1.00	30 April 2007
Meditech Directors Options	250,000	18.5 cents	18 May 2009

2.7 Offer extends to new Meditech Shares

The Offer extends to Meditech Shares that are issued or otherwise come into existence during the period from the Register Date to the end of the Offer Period due to the conversion of, or exercise of rights attached to, Meditech Options that are on issue at the Register Date.

See section 9.15 in relation to Alchemia's possible approaches to the treatment of unexercised Meditech Options in connection with the Offer.

2.8 Interests in Meditech securities

(a) **Alchemia's relevant interest in Meditech securities and voting power in Meditech**

As at the date of this Bidder's Statement and immediately before the first Offer was sent, Alchemia:

- did not have a relevant interest in any Meditech Shares; and
- did not have a relevant interest in any Meditech Options.

As at the date of this Bidder's Statement and immediately before the first Offer was sent, Alchemia's voting power in Meditech was nil.

(b) **Acquisitions of Meditech Shares by Alchemia or associates**

Neither Alchemia nor any of its associates has provided (or agreed to provide) consideration for a Meditech Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement or in the period between the date of this Bidder's Statement and the date of the Offer.

3. Intentions

3.1 Introduction

This Section 3 sets out Alchemia's intentions in relation to:

- the continuation of the business of Meditech;
- any major changes to the business of Meditech and any redeployment of the fixed assets of Meditech; and
- the future employment of the present employees of Meditech..

These intentions are based on the information concerning Meditech, its business and the general business environment which is known to Alchemia at the time of preparation of this Bidder's Statement, which is limited to publicly available information and a due diligence review of certain non-public material provided by Meditech.

Final decisions regarding these matters will only be made by Alchemia in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this Section 3 are statements of current intention only, which may change as new information becomes available to Alchemia or as circumstances change.

3.2 Intentions upon acquisition of 90% or more of the Meditech Shares

This Section 3.2 sets out Alchemia's current intentions if Alchemia acquires relevant interests in 90% or more of the Meditech Shares and it is entitled to proceed to compulsory acquisition of the remaining Meditech Shares under the Corporations Act.

(a) **Corporate matters**

It is intended that Alchemia would:

- proceed with compulsory acquisition of the outstanding Meditech Shares (including any Meditech Shares issued as a result of the exercise of Meditech Options after the end of the Offer Period and in the six weeks after Alchemia gives the compulsory acquisition notices) in accordance with the provisions of Chapter 6A of the Corporations Act;
- arrange for Meditech to be removed from the Official List of ASX;
- replace all members of the Meditech Board with nominees of Alchemia. Those nominees have not yet been identified by Alchemia. Final decisions on the selection of Alchemia's nominees will be made in light of the circumstances at the relevant time; and
- Alchemia will seek to compulsorily acquire the Meditech Options which have not been exercised and that have not lapsed, or where other negotiated arrangements have not been agreed in relation to those Meditech Options (see Section 9.15).

(b) **HyCAMP™ clinical trials and Meditech programs**

Alchemia intends to complete and analyse the current HyCAMP™ Phase II clinical trials during 2006 as planned by Meditech. Alchemia currently has the financial and other resources that will be required to complete activities on this trial. Alchemia intends to use the information gained from the Phase II trial to assist in designing further studies for the development of the HyCAMP™ product. Alchemia will continue to work with Meditech towards filing an IND with the FDA for the commencement of further clinical trials to support the commercial development of HyCAMP™ in the US and worldwide.

Alchemia recognises that the HyACT™ technology can be applied to many other anticancer agents and will continue ongoing research and exploration of ways to leverage the technology towards developing new products.

With respect to Meditech's other development opportunities, Alchemia's intention is to utilise its Research and Development expertise in conjunction with Meditech's current Research and Development staff to undertake a thorough strategic review of Meditech's programs together with Alchemia's early stage programs. In this review Alchemia will assess the respective scientific and commercial merits of each program and, within the financial and other resources then available to it, prioritise the ongoing development and expenditure plans for the Merged Group.

(c) **Employees and Directors**

The general operational review described in Section 3.2(d) will include a detailed review of corporate overhead costs, and Alchemia may consider rationalising some of Meditech's head office functions following the outcome of that review. Many of the head office functions at Meditech are performed by external consultants and there are only four employees based at Meditech's head office. Any rationalisation of head office functions may involve a transfer of these functions to Alchemia's head office in Brisbane. Alchemia is not in a position at this time to determine how many of these employees may be affected by any transfer, nor the full nature and timing of any redundancies.

Alchemia's current intention with other employees is to retain all of these employees and their existing facilities within Monash University.

Dr Ian Nisbet, Meditech's Chief Executive Officer and Dr Tracey Brown, Meditech's Chief Scientific Officer, will be offered continuing employment in appropriate senior positions within the Merged Group.

Dr Julian Clark, a Non-Executive Director of Meditech, will, following completion of the Offer, be invited to join the Board of Alchemia as a Non-Executive Director.

(d) **General operational review**

As at the date of this Bidder's Statement, Alchemia has conducted a due diligence investigation reviewing certain non-public information about Meditech provided by Meditech. Consequently, Alchemia's knowledge of the assets and operations of Meditech is limited to public information and that non-public information.

Accordingly, if Alchemia acquires all of the Meditech Shares, Alchemia intends to conduct a thorough and broad-based general review of Meditech's corporate structure, assets, businesses, personnel and operations.

While Alchemia does not have any specific intentions in relation to this review or its outcomes, its current expectation is that the review will focus on identifying the preferred operational structure for the Merged Group as well as relevant information with respect to the development plans for HyCAMP™ and the HyACT™ technology.

3.3 Intentions upon acquisition of less than 90% of the Meditech Shares

The Offer includes a 90% minimum acceptance condition (see Section 9.8). While Alchemia has no present intention to waive that condition, it reserves its right to declare the Offer free of that condition (or any other Defeating Condition of the Offer).

In those circumstances Alchemia's actions will be dependent on the percentage of Meditech Shares acquired in the Offer. Alchemia has therefore not formed a view on its intentions upon acquisition of less than 90% of Meditech Shares.

4. Consideration

The consideration for the acquisition of the Meditech Shares to which the Offer relates will be satisfied by the issue of Alchemia Shares.

Based on the number of Meditech Shares on issue at the date of this Bidder's Statement (see Section 2.5), the maximum number of Alchemia Shares which would be required to be issued to Meditech Shareholders who accept the Offer is 13,979,427 (subject to any rounding).

In addition, if all Meditech Options on issue as at the date of this Bidder's Statement (see Section 2.5) were exercised during the Offer Period (at the relevant exercise price), then approximately an additional 833,333 Alchemia Shares (subject to any rounding) would be issued. If this additional number of Alchemia Shares is to be issued, the total number of Alchemia Shares which would be issued under the Offer is approximately 14,812,760 (subject to any rounding).

Alchemia has the capacity to issue the maximum number of Alchemia Shares which may be required to be issued under the Offer.

5. Profile of the Merged Group

5.1 Rationale for the Offer

Alchemia has a product pipeline that includes anti-thrombotic drug Synthetic Heparin, which is on track for a 2008 market launch, and a portfolio of promising other drug discovery opportunities, which are at preclinical stage. Alchemia also has a strong financial position and the prospects of significant ongoing revenue from its Synthetic Heparin drug in the near term.

Meditech's portfolio comprises its underlying HyACT™ technology and a number of later stage drug candidates including HyCAMP™ (currently in Phase II clinical trials) and HyDOX™ and HyFIVE™ (which have completed satisfactory Phase I trials). Meditech currently does not have the financial resources to complete the current clinical trial or to develop its other opportunities without raising additional capital, on potentially less attractive terms for its shareholders.

The combination of Alchemia and Meditech results in a Merged Group that has:

- the financial strength to optimise the value of Meditech's later stage development opportunities as well as Alchemia's own development candidates, and their underlying technologies;
- a mix of assets and opportunities that reduce shareholder exposure to the risk of any single product failure;
- an increased number of short to medium term revenue opportunities from the multiple outlicensing candidates in the combined pipeline;
- multiple opportunities to continue to develop company value;
- an experienced management team with the appropriate local and international expertise in the discovery, clinical development, intellectual property management, financial and commercial aspects required to a develop the assets for the maximum advantage of shareholders; and
- synergies in expertise (chemistry, biology and clinical development) that can unlock value from both companies' assets.

5.2 Forecast information on Alchemia

Alchemia is a development stage company that does not currently generate revenue from the sale of any products. Its income consists currently of receipts from government grants and interest income earned on surplus funds. The company's first commercial product, Synthetic Heparin, is scheduled for market launch in the North American market in 2008. Costs associated with the approval, manufacturing and marketing of the product to market launch are the responsibility of Alchemia's partner, APP.

Alchemia's other business activities encompass the discovery and development of new therapeutics. This expenditure is discretionary and funds are committed to individual research and development programs on the basis of the potential of the particular program

to generate commercial products as well as the overall levels of funds available to Alchemia from its existing cash resources and grants. The level of expenditure incurred on each of these programs individually and in total in any one year will vary dependent on the results achieved by the individual programs and the stage in the discovery and development cycle of the programs. As a general rule the more advanced programs require a higher level of annual expenditure than early stage programs.

Accordingly as forecasts are inherently speculative and subject to significant business and technical uncertainties and contingencies which may be beyond the control of Alchemia, the Alchemia Directors do not believe that providing forecasts of potential future revenue and expenditure is material to the decision of shareholders of Meditech in making a decision whether to accept the Alchemia Offer.

5.3 Effect of acquisition on Alchemia

(a) General effect of acquisition

The general effect of the acquisition on Alchemia will be to fill its development pipeline by adding products in clinical trials that bridge the gap between Synthetic Heparin, which is close to revenue, and the early stage products, which are at pre-clinical stage. This will not only provide additional, more advanced products presenting potentially earlier revenue opportunities, but also reduce the risks associated with the structure of Alchemia's existing portfolio. Additionally the experience and expertise of Meditech's management and staff will provide Alchemia with a range of skills not available in house and which are currently sourced from external contractors and consultants. Reliance on external source providers can be expensive and reduce operating flexibility.

(b) Effect of acquisition on Alchemia's capital structure

As set out in Section 4, the minimum number of additional Alchemia Shares that may be issued under the Offer is 13,979,427 (subject to rounding), representing 10% of Alchemia's shares on issue after the acquisition.

5.4 Profile of the Merged Group

(a) Development portfolio

The Merged Group will have an expanded portfolio of development opportunities covering products that are near to revenue, oncology drug candidates in clinical trials and lead compounds for a number of therapeutic areas in various stages of preclinical development. It will also have two technologies capable of identifying potential new drug opportunities for future development.

The profile of potential products in the Merged Group's pipeline is shown below in the table.

Alchemia	
[illegible]	

Products	Therapeutic Area	Stage of Development					ANDA[1]	Market	Partner
Synthetic Heparin[2]	Cardiovascular	Process Development Complete					2006	2008	Dow, APP
Products	Therapeutic Area	Research	Preclinical	Phase 1	Phase 2	Phase 3	NDA[3]	Market	Partner
[illegible]	[illegible]				[illegible]	2007			Novozymes
[illegible]	[illegible]				2008				
[illegible]	[illegible]								
ACL16907	Anticancer			2007	2008				
VAST™ Research	Eye disease (AMD / DR)			2008					
Antibiotics	Hospital acquired bacterial infections								
VAST™ Research	Pain and other therapeutics								
[illegible]	[illegible]								
[illegible]	[illegible]								
[illegible]	[illegible]								

1. ANDA - Abbreviated New Drug Application

2. Synthetic Heparin - As a generic compound Synthetic Heparin does not need to progress through clinical trials

3. NDA – New Drug Application

4. AMD - Age related macular degeneration; DR – diabetic retinopathy

y

(b) **Risk profile**

The enhanced product pipeline will provide opportunities across the spectrum of the development cycle and will also result in a reduced risk profile. The reduced risk profile is a function of having multiple development candidates delivered from different technologies at various stages. The risk profile is further balanced by the product mix. For example, a generic product such as Alchemia's Synthetic Heparin (relatively low risk), products based on Meditech's HyACT™ technology which combine two currently approved products in a novel drug delivery mechanism (medium risk), to the higher risk associated with the discovery and development of new chemical entities from Alchemia's VAST™ technology.

(c) **Management and science capability**

The Merged Group will combine the current skills and experience of both the Alchemia and Meditech management and staff. The Merged Group will have substantial experience and expertise in drug discovery, preclinical development, clinical development, intellectual property management and a strong and experienced management team. The merger brings together two companies with technology platforms based on carbohydrates. The chemistry expertise of Alchemia complements the biology expertise of Meditech.

Meditech CEO Dr Ian Nisbet and Meditech Chief Scientific Officer Dr Tracey Brown will be offered appropriate senior positions in the Merged Group. Dr Julian Clark, a Non Executive Director of Meditech, will, following completion of the Offer, be invited to join the Board of Alchemia as a Non Executive Director.

(d) **Impact on the financial position of Alchemia**

Following the successful acquisition of Meditech by Alchemia, the Merged Group would have:

- cash assets, as at 31 December 2005 of $33.8 million and total debt, consisting of a convertible loan from APP to Alchemia of $1.7 million (based on the pro forma balance sheet and the assumptions detailed in Section 5.5);
- access to approved government grants totalling $13.6 million over the next three years;
- a product portfolio that makes the Merged Group more attractive to major investors, particularly overseas investors familiar with biotechnology stocks; and
- potentially greater access to international capital markets, particularly NASDAQ, to fund future initiatives of the Merged Group.

5.5 Merged Group Pro-forma

(a) **Basis of preparation**

The pro forma statement of financial position has been prepared by aggregating Alchemia's statement of financial position from the half year financial report for the

six months to 31 December 2005 and Meditech's statement of financial position extracted from the financial report for the year ended 31 December 2005. There were no material post 31 December 2005 transactions for Alchemia. A number of pro forma adjustments have been made to reflect the acquisition as set out in the notes to the table below.

The Merged Group pro-forma statement of financial position as at 31 December 2005 assumes the acquisition of Meditech by Alchemia had been completed at that date. The actual date of acquisition will be at a later date. In accordance with the requirements of Australian Accounting Standard AASB 3 "Business Combinations", the identifiable net assets of an entity must be measured at their fair value as at the date of acquisition of that entity. Accordingly, Alchemia will assess the fair value of identifiable net assets of Meditech on completion of the acquisition and as a consequence, determine the value of patents on consolidation, being the difference between the acquisition consideration and the assessed fair value of identifiable net assets at the acquisition date.

(b) **Merged Group Pro-forma**

The following table sets out the pro-forma consolidated statement of financial position of the consolidated post completion Merged Group. It is based on the assumption that Alchemia acquires 100% of Meditech.

Merged Group Statement of Financial Position

	Alchemia AIFRS Dec 2005 A$'000	Meditech AIFRS Dec 2005 A$'000	Adjustment for Scrip Offer 2005 A$'000	Consolidated Merged Group Pro-forma 2005 A$'000
CURRENT ASSETS				
Cash assets	32,701	2,295	(1,233)	33,763
Receivables	414	277	-	691
Prepayments	96	-	-	96
TOTAL CURRENT ASSETS	33,211	2,572	(1,233)	34,550
NON – CURRENT ASSETS				
Property, plant and equipment	948	120	-	1,068
Patents	-	-	18,138	18,138
TOTAL NON CURRENT ASSETS	948	120	18,138	19,206
TOTAL ASSETS	34,159	2,692	16,905	53,756
CURRENT LIABILITIES				

Payables	3,594	1,346	-	4,940
Deferred revenue	285	-	-	285
Provisions	197	-	-	197
Other	-	163	-	163
TOTAL CURRENT LIABILITIES	4,076	1,509	-	5,585
NON- CURRENT LIABILITIES				
Convertible debt	1,720	-	-	1,720
Provisions	193	29	-	222
TOTAL NON CURRENT LIABILITIES	1,913	29	-	1,942
TOTAL LIABILITIES	5,989	1,538	-	7,527
NET ASSETS	28,170	1,154	16,905	46,229
EQUITY				
Total shareholders equity	28,170	1,154	16,905	46,229

(c) **Increase in Shareholder Equity**

Shareholders' equity will increase through the issue of Alchemia Shares on the basis of one (1) Alchemia Share for nine (9) Meditech Shares. Based on the share capital of Meditech of 125,814,845 shares (excluding the exercise of all outstanding Meditech Options), 13,979,427 new Alchemia Shares will be issued. Based on a share price of $1.38 as at 24 March 2006, issued share capital will increase by $18.059 million (net of costs). Meditech existing total shareholders equity is $1.154 million, resulting in a pro-forma adjustment of $16.905 million to equity.

The fair value of the acquisition consideration has been based on the assumption that all Meditech Shareholders will accept the Offer and the market value of an Alchemia Share remains at $1.38 (the Alchemia Share price at 24 March 2006) throughout the Offer Period. The actual acquisition consideration will be based on the market value of Alchemia Shares, at the date of each exchange, as Meditech Shareholders accept the Offer, plus any costs directly attributable to the acquisition, which will be different to the position disclosed in the pro-forma.

The value of shares issued by Alchemia in exchange for Meditech Shares will be recorded in Alchemia's financial statements as an investment in Meditech.

(d) **Reduction in cash**

Pro-forma adjustments have been made to reflect the estimated transaction costs related to the acquisition. Alchemia and Meditech have each contracted with advisors and some fees are subject to variation depending on the outcome of the transaction. Assuming the transaction is successful, the transaction fees payable by

Alchemia are estimated to be $0.425 million and the transaction fees payable by Meditech are estimated to be $0.808 million. A total adjustment to pro-forma cash of $1.233 million has been made.

(e) **Adjustment relating to the fair value of Meditech's assets and liabilities acquired**

The pro-forma consolidated statement of financial position is based on the assumption that the fair value of the assets and liabilities (other than patents) of Meditech are equal to their book value. Assuming the fair value of Meditech's assets and liabilities equal their book value, and there being no goodwill attributable to the acquisition given the nature of the Meditech assets and business, the fair value of patents arising from the acquisition of Meditech is considered to be the difference between the acquisition consideration and investment costs and the assessed fair value of the other identifiable net assets of Meditech at the acquisition date. Therefore prior to any tax adjustments, the adjustment required to record the fair value of patents is $18.138 million.

Alchemia will allocate the fair value of the patents across the identified patents following a detailed assessment of the information in relation to the various patents which will be undertaken subsequent to the acquisition and assumption of management control.

The capitalised amount allocated to patents will have the following impacts on the future profits on the consolidated Merged Group. The accounting treatment applied will be determined by the results of further work on each of the programs.

- If a patent is commercialised, the capitalised costs allocated to that patent will be amortised over the remaining life of the patent concerned.
- If it is determined that a patent is not economic and is abandoned, any capitalised costs allocated to the patent will be written off immediately. If it is determined that any patent does not support the carrying value of the capitalised costs for that patent, the Directors will need to make an assessment of the fair value of that intellectual property and an amount will need to be written off so that the asset is not recorded in excess of its fair value.
- If a decision is made to out licence or sell an interest in a patent, the carrying value of that patent will need to be written down to the recoverable amount, being the sale value.

In accordance with the requirements of AASB 3 "Business Combinations", these values are subject to change following a detailed assessment of the fair values by Alchemia Directors which will be undertaken subsequent to the acquisition and assumption of management control.

AASB 3 "Business Combinations" requires the recognition of the fair value of contingent liabilities. The fair value of a contingent liability is determined as the amount that a third party would charge to assume those contingent liabilities. Based on the information available to Alchemia, it is not possible to determine the fair value of any contingent liabilities of Meditech. A detailed assessment of the fair

value of any contingent liabilities of Meditech, by Alchemia Directors, will be undertaken subsequent to the acquisition and assumption of management control. The recognition of any fair value for possible contingent liabilities of Meditech would lead to an increase in the value of patents on consolidation.

(f) **Tax**

The pro-forma consolidated statement of financial position does not include any adjustment to reflect the tax effect of tax losses that are available to Meditech. The actual level of losses available to Alchemia will depend on the Merged Group being able to satisfy tax loss recoupment provisions of the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997.

(g) **Impact of AIFRS**

The Merged Group will present actual results for the year ending 30 June 2006 under AIFRS.

(h) **Consistency of Accounting Policies**

From the Meditech information which is publicly available, it appears that the accounting policies of Meditech are largely consistent with those of Alchemia.

6. Australian Tax Considerations

6.1 Introduction

The information in this section is intended to provide a general overview of the Australian income tax and capital gains tax implications for Australian residents (for taxation purposes) and non-residents who accept the Alchemia Offer.

This summary does not include information regarding the income tax or capital gains tax implications of the Alchemia Offer in respect of any options in Meditech which are exchanged for options in Alchemia.

The overview in this section is based upon the Income Tax Assessment Act 1936 (the 1936 Act) and the Income Tax Assessment Act 1997 (the 1997 Act) as enacted at the time of this Bidder's Statement.

As the overview is general in nature, holders of Meditech Shares should seek their own independent taxation advice from a suitably qualified taxation advisor.

6.2 Australian Taxation Consequences

(a) Overview

The Australian taxation consequences of disposing of your shares in Meditech and receiving in exchange shares in Alchemia will depend on your particular circumstances including:

(i) whether you are an Australian resident or non-resident for taxation purposes;

(ii) whether you hold your Meditech Shares on capital or revenue account;

(iii) whether you are an individual, a company, a trustee of a trust or a complying superannuation fund; or

(iv) whether Alchemia acquires 80% or more of the Meditech Shares.

(b) **Executive Summary**

(i) **Australian Resident Shareholders**

(A) Meditech Shares Held on Revenue Account

If you are an Australian resident and you hold your Meditech Shares on revenue account then you will be liable to Australian taxation on any gain you make on the disposal of your Meditech Shares.

Any gain (or loss) would be calculated with reference to the value of the Alchemia Shares received as consideration for accepting the Offer.

(B) Meditech Shares Held on Capital Account

If you are an Australian resident and you hold your Meditech Shares on capital account then in the absence of scrip for scrip roll-over (refer below discussion in Section 6.2(iv)) you will be liable to Australian tax on any capital gain you make on disposal of your Meditech Shares.

Any gain (or loss) would be calculated with reference to the value of the Alchemia Shares received as consideration for accepting the Offer.

(ii) **Non-Resident Shareholders**

(A) Meditech Shares Held on Revenue Account

If you are a non-resident of Australia and hold your Meditech Shares on revenue account then you will generally be liable to Australian taxation on any gain you make on the disposal of the Meditech Shares by accepting the Alchemia Offer (if the gain is deemed to have a source in Australia).

Any gain (or loss) would be calculated with reference to the value of the Alchemia Shares received (or cash received where you are not able to receive Alchemia Shares as consideration).

However, if you are a resident of a country with which Australia has entered into a double tax agreement, the terms of that agreement may not provide Australia with taxing rights on disposal of the Meditech Shares.

(B) Meditech Shares Held on Capital Account

If you are a non-resident of Australia for taxation purposes, then you will only be potentially liable for capital gains tax in Australia on any gain you make from disposing of your Meditech Shares acquired on or after 19 September 1985 in the following circumstances:

(1) you and your associates have owned at least 10% by value of all shares in Meditech at any time during the five years before you accept the Alchemia Offer;

(2) the Meditech Shares are held in connection with the conduct of a business through a permanent establishment in Australia; and

(3) where either (1) or (2) above apply, you do not choose roll-over relief.

(c) **Detailed Taxation Analysis**

(i) **Holding Meditech Shares on Revenue or Capital Account**

In general terms you may be treated as holding your Meditech Shares on revenue account in the following circumstances:

(A) the Meditech Shares are held as part of a share trading business;

(B) the Meditech Shares are held as part of another business (ie an insurance company); or

(C) the Meditech Shares are held as part of a profit making undertaking or scheme.

In the alternate, if the Meditech Shares are held as a passive investment then you will generally be treated as holding the Meditech Shares on capital account.

(ii) **Australian Resident – Meditech Shares on Revenue Account**

If you are an Australian resident and hold your Meditech Shares on revenue account, then you will be liable to Australian tax on any gain you make on disposal of your Meditech Shares by accepting the Alchemia Offer.

The amount of the gain liable to Australian tax will be the amount by which the market value of the Alchemia Shares you receive exceeds the cost of the Meditech Shares you dispose of.

You must include the gain in your assessable income and it will be subject to Australian tax at applicable rates.

If the cost of your Meditech Shares exceeds the value of the Alchemia Shares you receive in respect of these shares, you will incur a loss equal to that excess. Any loss will be an allowable deduction from your other assessable income or net capital gains.

(iii) **Australian Resident – Meditech Shares Held on Capital Account**

If you are an Australian resident who acquired or was deemed to have acquired your Meditech Shares after 19 September 1985, then you may be liable to capital gains tax on disposal of your Meditech Shares by accepting the Alchemia Offer.

The important exception to this is where you choose to obtain scrip for scrip roll-over relief (discussed below).

In general terms the capital gain subject to Australian tax will be the amount by which the value of the Alchemia Shares you receive exceeds the cost base of your Meditech Shares.

In certain circumstances (discussed below) the amount of the capital gain may be reduced by the CGT discount.

Alternatively if the cost base of your Meditech Shares exceeds the value of the Alchemia Shares you receive, then you will make a capital loss equal to that excess. A capital loss may not be rolled over under scrip for scrip roll-over.

Whilst a capital loss may be used to offset a capital gain, it may not be used to offset ordinary assessable income.

Capital losses may be carried forward to later income years subject to the satisfaction of various tests.

(iv) **Scrip for Scrip Roll-Over Relief**

If as a result of the Alchemia Offer, Alchemia acquires 80% or more of the voting shares in Meditech, then you may choose roll-over relief under the provisions of Division 124M of the 1997 Act (the scrip for scrip rules), if you would otherwise make a capital gain on disposal of the Meditech Shares.

A condition of the Offer is that the level of acceptance must result in Alchemia becoming entitled to at least 90% of all Meditech Shares. Accordingly it is expected that scrip for scrip roll-over will be available if this condition is not waived.

Section 124-780(2) of the 1997 Act requires that the Offer must be one in which all owners of Meditech Shares can participate.

Certain non-residents may not be able to participate in the Offer and their Meditech Shares will be sold on their behalf.

In previous Class Rulings the Commissioner has ruled that this does not cause the requirement that all shareholders can participate to be breached. This note relies on the Commissioner continuing to adopt this interpretation.

Where roll-over relief is available and you choose to obtain it, the capital gain you make on disposal of the Meditech Shares will not be subject to Australian capital gains tax.

As a consequence of choosing roll-over relief, Alchemia Shares received on disposal of your Meditech Shares will have a cost base equal to the cost base of your relevant Meditech Shares exchanged.

The cost base of the Meditech Shares is relevant to working out any capital gain liable to Australian tax on a subsequent disposal of the Alchemia Shares.

If you choose roll-over relief the choice must be made before you lodge your income tax return for the income year in which you accept the Offer. You are not required to forward an election form to the Australian Taxation Office, however, it would be prudent to prepare an election and keep it as a record with your taxation working papers. The Australian Taxation Office accepts the manner in which your taxation return is prepared as evidence of the election.

(v) **CGT Discount**

If you are an individual, the trustee of a trust or a complying superannuation fund, you may reduce any capital gain otherwise liable to Australian tax provided that:

- you acquired your Meditech Shares at least 12 months before disposing of them by accepting the Offer;
- you do not choose to adjust the cost base of your Meditech Shares for inflation (this was only available up until 21 September 1999); and
- either roll-over relief is not available or you do not choose it.

The relevant CGT discounts (representing the amount by which the capital gain is reduced) is as follows:

- Individual taxpayers 50%
- Trustees of trusts 50%
- Complying superannuation funds $33^{1}/_{3}$%.

Trustees should seek specific taxation advice regarding the consequences of distributing discounted capital gains to beneficiaries as there is significant complexity in this area of the taxation law.

(A) **Non-Resident – Meditech Shares Held on Revenue Account**

If you are a non-resident of Australia and you hold your Meditech Shares on revenue account, then you may be liable to Australian tax on any gain you make on the disposal of your Meditech Shares by accepting the Alchemia Offer, where the gain has an Australian source.

The source of any gain will depend on a number of factors including the place of the contract to acquire and dispose of your Meditech Shares and the place of any activities relevant to the holding of your Meditech Shares.

If you are a resident of a country with which Australia has entered into a Double Tax Agreement (DTA), and you hold your Meditech Shares on revenue account, then the business profits article of the DTA should be reviewed.

As a result of the DTA, in circumstances where you do not have what is referred to as a permanent establishment in Australia, your home country rather than Australia may have the taxing rights to any profit on the disposal of your Meditech Shares.

This is obviously an area where specific taxation advice will be required.

(B) **Non-Resident – Meditech Shares Held on Capital Account**

If you are a non-resident of Australia and acquired or were deemed to have acquired your Meditech Shares on capital account after 19 September 1985, you may be liable to Australian tax on any capital gain you make on disposal of your Meditech Shares in only a limited range of circumstances, as follows:

(1) you and your associates have owned at least 10% by value of all shares in Meditech at any time during the five years before your accept the Alchemia Offer; or

(2) your Meditech Shares are held in connection with the conduct of a business through a permanent establishment in Australia; or

(3) if either (1) or (2) above applies, you do not choose to obtain scrip for scrip roll-over relief (refer below).

Where a capital gain arises and no scrip for scrip roll-over relief is chosen, the capital gain liable to Australian tax will be the amount by which the value of the Alchemia Shares you receive exceeds the cost base of your Meditech Shares (note the CGT discount discussed in 6.2(iv) potentially available to non-residents and may apply).

If you are a resident of a country with which Australia has entered into a DTA, then the terms of that DTA should also be considered.

(vi) **Scrip for Scrip Roll-Over**

As noted above, scrip for scrip roll-over relief will only be required where the disposal of the Meditech Shares as a result of accepting the Alchemia Offer would otherwise give rise to a capital gain.

Scrip for scrip roll-over will be available in the circumstances discussed in 6.2(iv) above (where the discussion was in the context of Residents of Australia).

Under the scrip for scrip rules, the replacement shares in Alchemia will be deemed to be subject to Australian capital gains tax on disposal even though you may not hold 10% of the Alchemia Shares by value (generally shareholdings of non-residents in Australian listed companies, where less than 10% of the shares by value held, are not subject to Australia's capital gains tax rules).

(vii) **Proposed Legislative Changes**

It should also be noted that in the May 2005 Budget, the Treasurer of Australia announced that amendments will be made to narrow the range of assets on which a non-resident is subject to Australian capital gains tax. At the time of this Bidder's Statement, no legislation introducing these amendments has been enacted. These amendments, when they take effect,

may result in a non-resident not being subject to Australian capital gains tax made on the disposal of Meditech Shares.

7. Investment Risks

7.1 Introduction

Meditech Shareholders who accept the Offer (other than Foreign Meditech Shareholders) will become shareholders in Alchemia. It is therefore important that they are aware of risks that may have an adverse impact on the financial performance and operations of the Merged Group and the value of Alchemia Shares and any future dividends that may be paid by Alchemia, including those that:

- apply to investments generally;
- apply, and will continue to apply, specifically to the business of the Merged Group; and
- arise, or may arise, from a combination of the Alchemia Group and the Meditech Group.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of Alchemia and the Merged Group. Many of these factors also affect the businesses of other companies operating in the same industry.

Meditech Shareholders should consider carefully the risks set out below and the other information contained in this Bidder's Statement.

7.2 Risks related to Offer

(a) **Market fluctuations may reduce the market value of the consideration offered to you because the exchange ratio contemplated by the Offer is fixed**

The consideration for the Offer consists of a specified number of Alchemia Shares, rather than a number of Alchemia Shares with a specified market value. The market value of Alchemia Shares at the time you receive them may vary from their market value on the date of your acceptance of the Offer. Before accepting the Offer, Meditech Shareholders should obtain advice on this risk from their stockbroker or other financial adviser.

(b) **CGT Rollover Relief may not be available as Alchemia may fail to acquire 80% of Meditech Shares**

If, after the Offer, Alchemia does not hold 80% or more of the Meditech Shares, Meditech Shareholders who are Australian residents for income tax purposes and who would make a capital gain from their disposal of Meditech Shares will be unable to elect for a rollover of that capital gain resulting in a capital gain crystallising at the time of the sale of Meditech Shares. Scrip for scrip rollover relief for capital gains is discussed in Section 6.2(iv).

(c) **Alchemia has not verified the reliability of the Meditech information included in, or which may have been omitted from, this Bidder's Statement**

In respect of information relating to Meditech presented in, or omitted from, this Bidder's Statement, including all Meditech financial information, Alchemia has relied upon publicly available information. Although due diligence was able to be carried out on Meditech from certain public databases and information provided to Alchemia by Meditech, risks may exist of which Alchemia is unaware.

(d) **If change of control provisions exist in Meditech's agreements which are triggered upon the acquisition of control of Meditech, this may have adverse consequences for Alchemia**

Alchemia is not aware of any pre-emptive rights or change of control provisions affecting Meditech's assets or agreements that would be triggered by Alchemia obtaining control of Meditech, however such conditions may exist and may impact adversely on the Merged Group.

7.3 Risks related to biotech and healthcare industry generally

(a) **Factors influencing success and risk**

Investors should be aware that Alchemia's business operations are subject to risks which may impact on Alchemia's future performance. Careful consideration should be given to the following risk factors, as well as the other information contained in this Bidder's Statement, before an investment decision is made. Some of the risks may be mitigated by Alchemia using safeguards and appropriate systems and taking certain actions. Some of the risks may be outside Alchemia's control and not capable of mitigation. There are also general risks associated with any investment in shares.

(b) **Specific business risks**

A summary of some of the specific business risks facing Alchemia are shown below.

(i) **No assurance can be made that Alchemia will be able to bring any of the product candidates it is developing to market**

Development of drug candidates involves a lengthy and complex process typically taking many years. Adverse or inconclusive results, inability to secure regulatory approvals and a range of production and other difficulties can occur throughout the development process, and can delay or prevent successful development of a product candidate.

(ii) **There can be no assurance that Alchemia's products will receive and maintain regulatory approval**

The complexity and multi-jurisdictional nature of the applicable regulatory processes could result in delays in or an inability to achieve such regulatory approval, which would have an adverse effect on Alchemia's financial conditions, its programs and projected revenues.

Alchemia has not had any of its product candidates receive approval for commercialisation in Australia, the United States or elsewhere.

(iii) **Even if Alchemia's products are approved, they may still face later regulatory difficulties, which could impair its ability to market its products or force it to incur substantial additional expenses**

Even if Alchemia receives regulatory approval to sell any of its products, the FDA, the Australian Therapeutics Goods Administration or comparable foreign regulatory agencies could require Alchemia to conduct further work. Adverse results could have a significant negative effect on Alchemia.

(iv) **If the products that Alchemia brings to market are not commercially successful, Alchemia's progress may be adversely affected**

Alchemia's success depends on acceptance of its products by the market.

(v) **If the healthcare industry limits coverage or reimbursement levels, the acceptance of Alchemia's products could suffer. It may not be able to sell its drug profitably**

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities.

(vi) **If Alchemia is unable to keep pace with technological change or with the advances of its competitors, its technology and products may become obsolete or non-competitive**

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of Alchemia's products or make them obsolete. Many of Alchemia's competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than Alchemia.

Alchemia is also dependent upon its ability, and the ability of third party collaborators or licensees, to sell and market its products and to develop and commercialise pharmaceutical products based on Alchemia's technology.

(vii) **Alchemia may face product liability claims**

The testing, marketing and sale of human health care products entails an inherent risk of product liability.

(viii) **Alchemia may be subject to special interest groups and adverse public opinion**

Adverse publicity about Alchemia, its collaborators, its products, or any other part of the industry may hurt Alchemia's public image, which could harm its operations, cause its share price to decrease or impair its ability to operate.

7.4 Specific risks affecting the Merged Group

In addition to the risks related to the biotech industry generally, Alchemia's operations are also subject to the following specific risks outlined below.

(a) **Commercialisation of products**

Alchemia has not yet commercialised its products and therefore has no material revenues. There is no assurance that Alchemia will generate significant revenues or that Alchemia will ever achieve profitability.

(b) **Commercial manufacturing capability**

Alchemia's success depends on the ability of Dow and its other commercial partners to manufacture Synthetic Heparin economically at commercial scale and in accordance with current good manufacturing practices, prescribed by the FDA and other regulatory authorities.

If there are delays or difficulties in connection with manufacture of products or with packagers or distributors, market introduction and subsequent sales of Alchemia's products could be delayed.

(c) **Synthetic Heparin specific risks**

There are a number of specific risks associated with the development, approval and marketing of Alchemia's Synthetic Heparin, many of which are outside of Alchemia's control and may not be capable of mitigation. These may delay or lead to abandonment of the project or lower the value of the project. These include:

- GSK may be unsuccessful in achieving predicted market sales for Arixtra®. Failure to obtain this predicted market share may result in less sales by APP of Alchemia's generic version of Arixtra®, in additional marketing costs to obtain market share in the overall heparin market or in APP abandoning the project;
- the ANDA submission by APP may not be approved by the FDA, resulting in the inability to commercialise Alchemia's Synthetic Heparin;
- APP may fail to achieve significant market share for Alchemia's Synthetic Heparin;
- other generic players may compete with APP in the market;
- GSK could attempt to strongly compete to hinder APP's entry into the Synthetic Heparin market; and
- APP or Dow may terminate their agreements with Alchemia.

(d) **Retention of key employees or recruit additional qualified personnel**

Because of the specialised scientific nature of Alchemia's business, Alchemia is highly dependent upon qualified scientific, technical, and managerial personnel. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, and managerial personnel in a timely manner would harm Alchemia's research and development programs and its business.

(e) **Alchemia may be subject to possible environmental claim or liability**

Alchemia's research and development processes involve the controlled use of hazardous materials, chemicals, and radioactive compounds. The risk of accidental

injury or contamination from these materials cannot be entirely eliminated. Alchemia does not maintain a separate insurance policy for these types of risks.

(f) **Alchemia may face possible catastrophic loss**

Alchemia depends on the continuous operation of its laboratory equipment and computer systems and maintenance of its laboratory books. Alchemia actively reviews the adequacy of its systems and processes and seeks to insure against losses arising from any catastrophic event, including fire. Despite this, Alchemia can give no assurance that a catastrophic event would not have a material adverse effect on Alchemia's business and financial performance.

(g) **Alchemia may need to raise additional money**

To fund operations Alchemia may need, in the future, to issue additional shares, borrow additional money, or enter into new collaborative agreements. The timing and amount of its future capital requirements will depend on many factors.

If Alchemia raises money by issuing shares or borrowing money, the terms may not be favourable and may dilute the ownership of its shareholders. A debt financing may contain restrictive covenants, and, if Alchemia defaults, may provide the lender with rights to some or all of Alchemia's assets.

(h) **Any future acquisitions will create risks and uncertainties**

As part of Alchemia's business strategy, it may acquire other assets, technologies, and businesses. Future acquisitions that Alchemia may complete involve risks such as liability from acquired companies, unanticipated integration costs, disruption, and the failure to retain key employees from acquired businesses.

(i) **Alchemia cannot guarantee that its collaborators will devote sufficient resources to collaborations with Alchemia or that Alchemia's technologies can be developed and commercialised without these collaborators**

Alchemia's success is dependent on its collaborators and contractors. Certain of Alchemia's collaborators have substantial responsibility for and considerable discretion in the resources devoted to development and commercialisation of Alchemia's products.

If the relationship with its partners is adversely affected, Alchemia's development of product candidates and results of operations may be adversely impacted.

(j) **If Alchemia is unable to successfully establish and protect its intellectual property, which is significant to Alchemia's competitive position, its competitors may be able to take advantage of its research and development efforts**

Alchemia's success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. Alchemia owns a portfolio of patents and patent applications.

Alchemia's patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Patents

obtained by Alchemia may not be valid or enforceable in all cases, and may not give Alchemia an advantage over competitors with similar products.

Alchemia also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable. Alchemia may not have adequate remedies if these measures are breached.

8. Other Material Information

8.1 Financial assistance to Meditech

Alchemia has agreed to provide Meditech with a short term secured loan facility of up to $2 million to be used for working capital purposes on the security of a first ranking fixed and floating charge over the assets and undertaking of Meditech. At the date of this Bidder's Statement Meditech had not drawn down on the loan facility.

Refer to the principal terms and conditions of the loan facility in Appendix 2 of the ASX Announcement attached as Annexure A to this Bidder's Statement.

8.2 Terms of Bid Implementation Agreement

Alchemia and Meditech executed a Bid Implementation Agreement on 9 March 2006 with respect to this transaction. The principal terms and conditions of the Bid Implementation Agreement are set out in Appendix 3 of the ASX Announcement attached as Annexure A to this Bidder's Statement.

8.3 No collateral benefits

Neither Alchemia nor any of its associates has, in the four months before the date of this Bidder's Statement, or in the period between the date of this Bidder's Statement and the date of the Offer, given, offered to give or agreed to give a benefit which is not offered to all Meditech Shareholders under the Offer to another person which was likely to induce the other person (or an associate) to accept the Offer or dispose of Meditech Shares.

8.4 No escalation agreements

Neither Alchemia nor any of its associates has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

8.5 Alchemia and Alchemia Directors' interests in Meditech securities

Neither Alchemia nor any Director of Alchemia holds a relevant interest in Meditech Shares.

Neither Alchemia nor any Alchemia Director has acquired or disposed of Meditech Shares or Meditech Options in the four months preceding the date of this Bidder's Statement.

8.6 Fees and benefits payable to Alchemia Directors and advisers

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of Alchemia;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of Alchemia; or

- underwriter in relation to the issue of Alchemia Shares pursuant to the Offer or a financial services licensee named in the Bidder's Statement as a financial services licensee involved in the issue of Alchemia Shares pursuant to the Offer,

has, or had within two years before the date of this Bidder's Statement, any interest in:

- the formation or promotion of Alchemia;
- property acquired or proposed to be acquired by Alchemia in connection with its formation or promotion, or the offer of Alchemia Shares under the Offer; or
- the offer of Alchemia Shares under the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any director or a proposed director of Alchemia as an inducement to become, or to qualify as, a director of Alchemia or to any of those persons otherwise for services rendered by that person in connection with the formation or promotion of Alchemia or the offer of Alchemia Shares under the Offer.

The number, description and amount of marketable securities of Alchemia which each Alchemia Director has a relevant interest in as at the date of this Bidder's Statement are as follows.

Alchemia Director	Alchemia Shares	Alchemia Options
Mel Bridges	51,348	-
Tracie Ramsdale	1,130,168	1,252,052
Errol Malta	33,374	-
Peter Andrews	3,993,323	-
Total	**5,879,079**	**1,252,052**

Alchemia has fixed the maximum aggregate fees which can be paid to all non-executive directors of Alchemia in any year at $300,000. Individual Director's remuneration is determined by the Alchemia Board within the aggregate total. In determining the level of fees, data from surveys undertaken by outside consultants was taken into account.

Alchemia pays premiums to provide Directors and Officers Insurance to directors and officers of Alchemia.

Allens Arthur Robinson has acted as legal adviser to Alchemia in connection with the Offer. Alchemia has paid or agreed to pay up to $240,000 for these services to the date of this Bidder's Statement. Alchemia has also paid or agreed to pay Allens Arthur Robinson other fees for advising on other matters and Alchemia may pay or agree to pay it additional fees (based on agreed hourly rates) for legal services provided in connection with the Offer after the date of this Bidder's Statement.

ABN AMRO Morgans Corporate Limited has advised Alchemia on matters in connection with the Offer. Alchemia has paid or agreed to pay a monthly retainer of $25,000 for these services for a period of up to five months. A success fee of $100,000 will also be payable by Alchemia to ABN AMRO Morgans Corporate Limited on the completion of the merger with Meditech.

ABN AMRO Morgans Corporate Limited has acted as financial adviser to Alchemia in respect of recent capital raisings, and since 1 July 2005 has been paid fees totalling $510,800 for those services.

8.7 Date for determining holders of securities

For the purposes of section 633 of the Corporations Act, the date for determining the people to whom information is to be sent under items 6 and 12 of section 633(2) is the Register Date.

8.8 Meditech Options

Alchemia may, subject to any consent required under the ASX Listing Rules being obtained, seek to enter into individual arrangements with holders of the Meditech Options to effect the cancellation of the Meditech Options in exchange for Alchemia Options. Any such arrangements would be conditional on all the Defeating Conditions of the Offer being satisfied or waived by Alchemia and would comply with the Corporations Act.

If any Meditech Options are not cancelled pursuant to arrangements as described above, Alchemia intends to seek to compulsorily acquire the outstanding Meditech Options under the Corporations Act after the close of the Offer, assuming Alchemia becomes entitled to do so.

8.9 Broker handling fee

Alchemia will pay a handling fee to member organisations of ASX (***Brokers***) in respect of any Acceptance Forms bearing the Broker's stamp.

The handling fee will be 1.0% of the value of the consideration payable for the parcel of Shares to which the Acceptance Form relates, and will be subject to a minimum payment of $50 and maximum payment of $100 for each Acceptance Form.

The handling fee is only payable to Brokers and is subject to the condition that no part of the fee will be able to be passed on, or paid, to a Meditech Shareholder. The handling fee will remain in place for the balance of the Offer Period and the amount of the handling fee will not be increased during the Offer Period.

8.10 Regulatory matters and application of conditions

As at the date of this Bidder's Statement:

- Alchemia is not aware of any action or investigation which would result in a breach of the Defeating Conditions in Section 9.8; and
- Alchemia has not identified any regulatory Approvals required for the Offer or any other transactions contemplated by the Offer other than as described below.

The *Foreign Acquisitions and Takeovers Act 1975* (Cth) regulates the acquisition of shares in certain Australian companies where the acquisition results in a foreign entity controlling the corporation or a change in the identity of the foreign controllers of the corporation. Alchemia does not consider itself to be foreign for the purposes of that Act.

8.11 Effect of breach of conditions

You should note that if there is a breach of any of the conditions of the Offer and Alchemia decides to rely on that breach, then the contract formed by acceptance of the Offer will become void at the end of the Offer Period, and your Meditech Shares will be returned to you at that time.

8.12 Approvals for payment of consideration

Alchemia is not aware of any Meditech Shareholders who require any Approval referred to in Section 9.13 in order to be entitled to receive any consideration under the Offer.

So far as Alchemia is aware, unless the Reserve Bank of Australia has given specific Approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries, are subject to certain limitations, restrictions or prohibitions. Based on Alchemia's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of the Federal Republic of Yugoslavia; and
- ministers and senior officials of the Government of Zimbabwe.

The places to which, and persons to whom, the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

The places to which and persons to whom the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by or on behalf of a senior official of the previous government of Iraq or their immediate families. Transactions with such assets (including, if relevant, Meditech Shares) require Ministerial Approval.

8.13 ASIC modifications and exemptions

ASIC has published various 'Class Order' instruments providing for modifications and exemptions that apply generally to all persons, including Alchemia, in relation to the operation of Chapter 6 of the Corporations Act.

Amongst others, Alchemia has relied on the modification to section 636(3) of the Corporations Act set out in paragraph 11 of ASIC Class Order 01/1543 'Takeover Bids' to include references to certain statements by Meditech in this Bidder's Statement without obtaining the consent of those persons.

As required by Class Order 01/1543, Alchemia will make available a copy of the relevant documents (or relevant extracts of the relevant documents), free of charge, to Meditech Shareholders who request them during the Bid Period. To obtain a copy of these documents (or the relevant extracts), Meditech Shareholders may telephone the Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia).

8.14 Consents

Alchemia and its Directors have each consented to the inclusion of the statements in this Bidder's Statement which are based on the statements made by Alchemia or its Directors (as the case may be) and have not withdrawn those consents before the date of this Bidder's Statement.

Ernst & Young has consented to the inclusion of material extracted from Alchemia's Audited financial statements in this Bidder's Statement (on which statements made by Alchemia are based), and has not withdrawn that consent before the date of this Bidder's Statement. Ernst & Young has not been involved in the preparation of any part of this Bidder's Statement and expressly disclaims and takes no responsibility for any part of the Bidder's Statement.

This Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to the ASX. Under the terms of ASIC Class Order 01/1543, the persons making those statements are not required to consent to, and have not consented to, the inclusion of those statements, or of statements based on those statements, in this Bidder's Statement (see Section 8.13).

8.15 Alchemia is a disclosing entity

Alchemia is a 'disclosing entity' for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Alchemia to notify the ASX of information about specified events and matters as they arise for the purposes of the ASX making that information available to the financial market operated by the ASX. In particular, Alchemia has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify the ASX immediately of any information of which it becomes aware concerning Alchemia which a reasonable person would expect to have a material effect on the price or value of Alchemia Shares. Alchemia Shares have been quoted on the ASX during the 12 months prior to the date of this Bidder's Statement.

For this reason, Alchemia is only required to disclose information in this Bidder's Statement that would usually be required where its shares have been continuously quoted securities.

In general terms, where Alchemia Shares are continuously quoted securities the Bidder's Statement is only required to contain information in relation to the effect of the Offer on Alchemia and the rights and liabilities attaching to the Alchemia Shares. It is not necessary to include general information in relation to all of the assets and liabilities, financial position and performance, profits and losses or prospects of Alchemia unless such information has been excluded from a continuous disclosure notice in accordance with the

ASX Listing Rules and it is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of such matters and the rights and liabilities attaching to the Alchemia Shares.

Information that is already in the public domain has not been reported in this Bidder's Statement other than that which is considered necessary to make this Bidder's Statement complete.

Alchemia, as a disclosing entity under the Corporations Act, states that:

- it is subject to regular reporting and disclosure obligations;
- copies of documents lodged with ASIC in relation to Alchemia (not being documents referred to in section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, an ASIC office; and
- it will provide a copy of each of the following documents, free of charge, to any person on request during the Offer Period:
  - (i) the annual financial report of Alchemia for the year to 30 June 2005;
  - (ii) the half yearly financial report of Alchemia for the 6 months ended 31 December 2005; and
  - (iii) any continuous disclosure notice given by Alchemia to the ASX since its annual financial report for the year to 30 June 2005 was lodged with ASIC (ie. since 30 September 2005).

The ASX announcements made in relation to Alchemia between 30 September 2005 and the date of this Bidder's Statement are listed in Annexure D. Copies of announcements made by Alchemia to the ASX are available from the ASX.

To obtain a copy of any of the above documents during the Offer Period, interested persons may telephone the Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia).

Other than information contained in this Bidder's Statement, there is no information which has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules and is information that a Meditech Shareholder or a professional adviser to a Meditech Shareholder would reasonably require for the purposes of making an informed assessment of:

- the assets and liabilities, financial position and performance, profits and losses and prospects of Alchemia; or
- the rights and liabilities attaching to the Alchemia Shares.

8.16 Expiry Date

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

9. Offer Terms

9.1 The Offer

(a) Alchemia offers to acquire all of your Meditech Shares on the terms and subject to the conditions set out in this Offer.

(b) If you accept this Offer, Alchemia will be entitled to all Rights (being those accruing after the date this document is lodged with ASIC) in respect of your Meditech Shares which it acquires under this Offer, as well as your Meditech Shares themselves. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in Alchemia or the benefit of those Rights are not passed on to Alchemia, Alchemia may reduce the consideration payable to you under this Offer by the value, as reasonably assessed by Alchemia, of those Rights (see Section 9.12(k)).

(c) This Offer extends to:

(i) Meditech Shares which are issued during the period from the Register Date to the end of the Offer Period as a result of the conversion or exercise of rights attached to other securities convertible into Meditech Shares (including Meditech Options); and

(ii) any person who becomes registered or entitled to be registered as the holder of any of your Meditech Shares during the Offer Period (see Section 9.15).

(d) This Offer is dated 11 April 2006.

9.2 Consideration

Subject to the terms of this Offer, in particular Section 9.8, the consideration offered to you by Alchemia is one (1) Alchemia Share for every nine (9) of your Meditech Shares.

9.3 Rounding

If you would otherwise become entitled to a fraction of an Alchemia Share as a result of your acceptance of this Offer in addition to the number of whole Alchemia Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(a) of less than 0.5 will be rounded down to zero; or

(b) of 0.5 or more will be rounded up to one Alchemia Share.

However, if Alchemia reasonably believes that any parcel or parcels of Meditech Shares has or have been created or manipulated to take advantage of rounding, then any fractional entitlement to an Alchemia Share arising in relation to that parcel, or those parcels, will be rounded down so that the entitlement to Alchemia Shares arising in relation to each parcel consists of the nearest whole number of Alchemia Shares only and the fractional entitlement will be disregarded.

9.4 Offer Period

(a) This Offer commences on the date the first of the Offers is made, which will be 11 April 2006, and remains open for acceptance until 7.00pm (Brisbane time) on 11 May 2006, unless it is withdrawn or extended.

(b) Alchemia may, in accordance with the Corporations Act, extend the period during which this Offer remains open for acceptance.

9.5 Official quotation of Alchemia Shares

(a) The Alchemia Shares offered as consideration will be issued fully paid and will rank equally with existing Alchemia Shares from the date of issue.

(b) Alchemia has been admitted to the Official List of the ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by the ASX.

(c) This Offer and any contract that results from your acceptance of this Offer are subject to the condition set out in section 625(3) of the Corporations Act.

(d) The condition set out in section 625(3) of the Corporations Act is not a Defeating Condition for the purposes of the Corporations Act, and is not of the same nature as the conditions set out in Section 9.8. Section 625(3) of the Corporations Act provides that this Offer cannot be freed of the condition prescribed in that section, and consequently no statements made by Alchemia, or any other member of the Alchemia Group, can be taken to be a waiver of that condition.

(e) Official quotation of securities by the ASX is not granted automatically on application.

9.6 How to accept the Offer

The method by which you can accept the Offer will depend on whether your Meditech Shares are in an Issuer Sponsored Holding or a CHESS Holding.

Your Meditech Shares are in an Issuer Sponsored Holding if they are held on Meditech's register of shareholders in Australia and sponsored directly by Meditech as issuer.

Your Meditech Shares are in a CHESS Holding if they are held on Meditech's register of shareholders in Australia and sponsored by a Broker or other CHESS Participant or if you are a Controlling Participant.

(a) **Issuer Sponsored Holdings**

If any of your Meditech Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete, sign and send the accompanying Acceptance Form in accordance with the instructions on it together with all other documents required by those instructions so that they are received before the expiry of the Offer Period. You must send the completed Acceptance Form (together with any documents required by the instructions on that form) to:

Link Market Services Limited,
ACL Takeover MTR Offer

Reply Paid 1500

SYDNEY SOUTH NSW 1234

The postage is pre-paid within Australia.

Alternatively, you may deliver the Acceptance Form (together with any documents required by the instructions on that form) to:

Link Market Services Limited,
ACL Takeover MTR Offer

Level 12, 680 George Street,

SYDNEY NSW 2000

The transmission of the Acceptance Form and other documents is at your own risk. No acknowledgement of receipt of documents will be given, but you may check whether your acceptance has been processed by calling the Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia).

(b) **CHESS Holdings**

If your Meditech Shares are in a CHESS Holding, to accept this Offer you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with the ASTC Settlement Rules:

(i) you should instruct your Controlling Participant (ie. your Broker) such that the Controlling Participant initiates acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period; or

(ii) if you are a Controlling Participant (ie. your Broker), acceptance of this Offer must be initiated in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period.

Alternatively, you may complete, sign and send the Acceptance Form in respect of those Meditech Shares which are in the CHESS Holding in accordance with the instructions on it, together with all other documents required by those instructions. This will authorise Alchemia to inform your Controlling Participant (ie. your Broker) of your instructions to accept this Offer on your behalf. You must ensure that the Acceptance Form is received by Alchemia in time for Alchemia to inform your Controlling Participant of your instructions, and your Controlling Participant to carry out those instructions, before the expiry of the Offer Period. You will be taken to have completed acceptance of this Offer when your Controlling Participant initiates acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

If you choose to complete the Acceptance Form, then the transmission of the Acceptance Form and other documents is at your own risk. No acknowledgement of receipt of documents will be given but you may check whether your acceptance has been processed by calling the Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia).

Please note that any documents that are faxed to Link Market Services Limited will only be accepted if and when the original completed documents have been received by Link Market Services Limited, in each case within the periods specified in or required by this Offer.

(c) **Nominee holdings**

If your Meditech Shares are registered in the name of a Broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting this Offer.

(d) **Status of Acceptance Form**

The Acceptance Form forms part of this Offer.

The requirements on the Acceptance Form must be observed in accepting this Offer in respect of any Meditech Shares held in an Issuer Sponsored Holding. Acceptance of this Offer for Meditech Shares held in an Issuer Sponsored Holding will be effective only when (subject to paragraph (e) below), the properly completed Acceptance Form (together with any document required by the instructions on that form) has been received not later than the end of the Offer Period.

(e) **Alchemia's discretion**

Notwithstanding paragraphs (a) to (d) above, Alchemia may at its discretion treat any Acceptance Form received before the end of the Offer Period (at one of the addresses specified in paragraph (a) or such other address as may be acceptable to Alchemia) as valid or waive any requirement of paragraph (a) to (d) in any case, but the payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved or waived and any other documents required to procure registration of the transfer of your Meditech Shares to Alchemia have been received by Alchemia.

9.7 Persons to whom the Offer is made

(a) An Offer in this form and bearing the same date is being made to and will be sent to each holder of Meditech Shares so registered as at 7.00pm (Brisbane time) on the Register Date.

(b) If at the time this Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of your Meditech Shares to which this Offer relates then:

(i) a corresponding Offer is deemed to have been made to that other person in respect of those Meditech Shares;

(ii) a corresponding Offer is deemed to have been made to you in respect of any other Meditech Shares to which this Offer relates; and

(iii) this Offer is deemed to have been withdrawn immediately after that time.

(c) If at any time during the Offer Period your Meditech Shares consist of two or more distinct portions (for example, where you hold Meditech Shares as nominee for

separate beneficial owners), this Offer is deemed to consist of separate corresponding Offers made to you for the respective distinct portions of your Meditech Shares. You may accept two or more such deemed separate corresponding Offers at the same time as if they were a single Offer for each distinct portion of Meditech Shares. An acceptance by you of one of the Offers which is deemed to exist in respect of a distinct portion of Meditech Shares is ineffective unless you have given to Alchemia a notice which:

(i) if it relates to Meditech Shares in a CHESS Holding, must be in an electronic form approved by the ASTC Settlement Rules; or

(ii) if it relates to Meditech Shares in an Issuer Sponsored Holding, must be in writing,

stating that the relevant Meditech Shares consist of a distinct portion and your acceptance specifies the number of Meditech Shares in the distinct portion to which the acceptance relates. If this applies to you, please call the Offer Information Line on 1 800 822 368 (toll-free within Australia) or +61 800 00822368 (from outside Australia) if you require additional copies of the Bidder's Statement or Acceptance Form.

9.8 Conditions

Subject to this Section 9.8, this Offer and any contract that results from your acceptance of this Offer is subject to the following conditions.

(a) **Minimum acceptance**

During, or at the end of, the Offer Period, Alchemia and its associates together have relevant interests in at least 90% of the Shares.

(b) **Other regulatory Approvals**

Before the end of the Offer Period, Alchemia receives all Approvals:

(i) that are necessary to permit the Offer to be lawfully made to, and accepted by, Meditech Shareholders; or

(ii) that are required as a result of the Offer or the acquisition of Meditech Shares by Alchemia and are necessary for the continued operation of the business of Meditech, or of the Alchemia Group, substantially on the same terms as the relevant business was conducted as at the date of this Bidder's Statement,

in each case on an unconditional basis or on the basis of conditions that impose only non-material requirements incidental to the Approval, and, at the end of the Offer Period, all of those Approvals remain in full force and effect in all respects and are not subject to any notice or indication of intention to revoke, suspend, restrict, modify or not renew those Approvals.

(c) **No regulatory actions**

Between the Announcement Date and the end of the Offer Period (each inclusive):

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no action or investigation is announced, commenced or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Alchemia or any of its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose, or in exercise, of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer or the acquisition of Meditech Shares under the Offer, or seeks to require the divestiture by Alchemia of any Meditech Shares, or the divestiture of any material assets of the Meditech Group or the Alchemia Group.

(d) **No material adverse change**

Before the end of the Offer Period, no event, change or condition occurs, is announced or becomes known to Alchemia (whether or not it becomes public) where that event, change or condition has had, or could reasonably be expected to have, either individually or in aggregate with all such events, changes or conditions, a material adverse effect:

(i) on the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole; or

(ii) on the status or terms of arrangements entered into by the Meditech Group, or on the status or terms of any Approvals, licences or permits from public authorities applicable to the Meditech Group,

except to the extent that such events, changes and conditions have been publicly announced by Meditech or otherwise disclosed in public filings by Meditech or any of its subsidiaries prior to the Announcement Date.

(e) **No material defect in Meditech public filings**

Alchemia does not become aware, during the period from the Announcement Date to the end of the Offer Period (each inclusive), that any document filed by or on behalf of Meditech, or by or on behalf of any person in relation to Meditech, with ASX or ASIC contains a statement which is incorrect or misleading in any material particular or from which there is a material omission where that statement or omission has had, or could reasonably be expected to have, either individually or in aggregate with all such events, changes or conditions, a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole.

(f) **No material acquisitions, disposals or new commitments**

Except for any proposed transaction publicly announced by Meditech before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period (each inclusive):

(i) Meditech or any subsidiary of Meditech acquires, offers to acquire, enters into an option to acquire or agrees to acquire one or more entities, businesses or assets (or any interest in one or more entities, businesses or assets) for an amount in aggregate greater than $100,000, or announces an intention to enter into such an acquisition, offer, option or agreement;

(ii) Meditech or any subsidiary of Meditech disposes of, offers to dispose of, enters into an option to dispose of or agrees to dispose of any interest, or any subsidiary with an interest, for an amount in aggregate greater than $100,000, or announces an intention to enter into such a disposition, offer, option or agreement; or

(iii) Meditech or any subsidiary of Meditech enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the Meditech Group or would involve a member of the Meditech Group incurring or committing to any liability (including with respect to indebtedness or capital expenditure) of an amount which is, in aggregate, more than $250,000, other than in the ordinary course of business, or announces an intention to make such an offer or enter into such an agreement.

(g) **Non-existence of certain rights**

That no person other than a member of the Alchemia Group:

(i) has any right or obligation; or

(ii) before the end of the Offer Period is granted any right or obligation,

whether subject to conditions or not and including as a result of the Offer or acceptances under the Offer, to:

(iii) terminate or vary or exercise any right under any agreement with Meditech or any Meditech subsidiary which would result or would be reasonably likely to result in a material change in the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole; or

(iv) provide any financial accommodation to or for the account of Meditech or any of its subsidiaries unless:

(A) such arrangements are capable of being terminated by Meditech on not more than three months notice; and

(B) the total actual or contingent liability of the Meditech Group arising in any way out of the termination of such arrangements (including any payment required to exercise the right of termination), other than the liability to repay any advances already made to it and interest accrued on the advances at no more than arms length commercial rates, would not and does not exceed $100,000,

except to the extent such a right or obligation has been disclosed by Meditech and appears on the public record of a Public Authority prior to the Announcement Date, and is not varied after that date.

(h) **Distributions**

Between the Announcement Date and the end of the Offer Period (each inclusive), Meditech does not make or declare any distribution (whether by way of dividend or otherwise and whether in cash or in specie).

(i) **No prescribed occurrences**

During the period from the date of this Bidder's Statement to the end of the Offer Period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(i) Meditech converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii) Meditech or a subsidiary of Meditech resolves to reduce its share capital in any way;

(iii) Meditech or a subsidiary of Meditech enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) Meditech or a subsidiary of Meditech issues shares (other than as a result of the exercise of Meditech Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) Meditech or a subsidiary of Meditech issues, or agrees to issue, convertible notes;

(vi) Meditech or a subsidiary of Meditech disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Meditech or a subsidiary of Meditech charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Meditech or a subsidiary of Meditech resolves to be wound up;

(ix) a liquidator or provisional liquidator of Meditech or of a subsidiary of Meditech is appointed;

(x) a court makes an order for the winding up of Meditech or of a subsidiary of Meditech;

(xi) an administrator of Meditech or of a subsidiary of Meditech is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Meditech or a subsidiary of Meditech executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Meditech or a subsidiary of Meditech.

9.9 Nature of conditions

(a) Each of the conditions in Section 9.8 to which this Offer is subject is a condition subsequent that does not prevent a contract to sell your Meditech Shares resulting from acceptance of this Offer, but any breach or non-fulfilment of it will entitle Alchemia, by notice in writing to you, to rescind a contract that results from your acceptance of this Offer as if that contract had not been formed.

(b) Each of the conditions in each paragraph and each sub-paragraph of Section 9.8 which apply to this Offer will constitute and be construed as a separate, several and distinct condition. No condition which applies to this Offer will be taken to limit the meaning or effect of any other condition.

(c) Alchemia alone will be entitled to the benefit of the conditions which apply to this Offer and any breach or non-fulfilment of such condition may be relied on only by Alchemia. Alchemia may at any time and from time to time waive (generally, or in respect of a particular event) the breach or non-fulfilment of any such condition or any part of such condition.

9.10 Waiver of conditions

(a) Subject to the Corporations Act, Alchemia may free the Offer and any contract resulting from acceptance of the Offer from all or any of the conditions in Section 9.8 by giving notice in writing to Meditech and to the ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the conditions in Section 9.8(i) – not later than 3 business days after the end of the Offer Period; and

(ii) in the case of all other conditions in Section 9.8 – not less than 7 days before the end of the Offer Period.

(b) If, at the end of the Offer Period, the conditions in Section 9.8 have not been fulfilled and Alchemia has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

9.11 Notice of status of conditions

The date for giving the notice as to the status of the conditions in Section 9.8 required by section 630(1) of the Corporations Act is 2 May 2006 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

9.12 Effect of acceptance

By accepting this Offer in accordance with Section 9.6, you will have:

(a) accepted this Offer in respect of all of your Meditech Shares, despite any difference between that number and the number of Meditech Shares shown in the Acceptance Form, and agreed to the terms and conditions of this Offer;

(b) subject to the Offer being declared free from the conditions set out in Section 9.8 or those conditions being fulfilled, assigned all of your beneficial interest in your Meditech Shares to Alchemia, conveyed beneficial title to your Meditech Shares to Alchemia and agreed to transfer legal title to your Meditech Shares to Alchemia;

(c) subject to the Offer being declared free from the Defeating Conditions or those conditions being fulfilled, authorised Alchemia to issue to you the Alchemia Shares you are entitled to receive under this Offer and to register your name in the Alchemia register of members in respect of those Alchemia Shares, and agreed that you will be bound by the constitution of Alchemia;

(d) authorised Alchemia (by its directors, servants or agents) to complete the Acceptance Form by inserting such details as are omitted in respect of your Meditech Shares and to rectify any errors in or omissions from the Acceptance Form (including altering the number of Meditech Shares stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the Acceptance Form an effective acceptance of this Offer or to enable registration of the transfer of your Meditech Shares to Alchemia;

(e) represented and warranted to Alchemia that your Meditech Shares will, at the date of the transfer of them to Alchemia, be fully paid and free from all mortgages, charges, liens, Encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership of your Meditech Shares to Alchemia;

(f) represented and warranted to Alchemia that, if you are the legal owner but not the beneficial owner of your Meditech Shares:

   (i) the beneficial holder has not sent a separate acceptance of the Offer in respect of your Meditech Shares;

   (ii) the number of Meditech Shares you have specified as being the entire holding of Meditech Shares you hold on behalf of the particular beneficial holder is in fact such entire holding; and

   (iii) that you are irrevocably and unconditionally entitled to transfer your Meditech Shares, and to assign all of the beneficial interest therein to Alchemia;

(g) represented and warranted to Alchemia that you are not a Foreign Meditech Shareholder, unless otherwise indicated on the Acceptance Form;

(h) acknowledged and agreed that if you indicate on the Acceptance Form that you are a Foreign Meditech Shareholder, or if Alchemia believes that you are a Foreign Meditech Shareholder, Alchemia will arrange for any Alchemia Shares otherwise issuable to you to be issued and sold, and for the net proceeds to be remitted to you, as described in Section 9.16, unless Alchemia is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Meditech Shareholder in the relevant jurisdiction and to issue Alchemia Shares to such a Meditech Shareholder on acceptance of the Offer;

(i) appointed Alchemia and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the date that this Offer, or any contract resulting from acceptance of this Offer, becomes free from its conditions or such conditions are satisfied or waived, with power to do all things which you could lawfully do concerning your Meditech Shares or in exercise of any right derived from the holding of your Meditech Shares, including (without limiting the generality of the foregoing):

(i) attending and voting at any meeting of Meditech;

(ii) demanding a poll for any vote to be taken at any meeting of Meditech;

(iii) proposing or seconding any resolution to be considered at any meeting of Meditech;

(iv) requisitioning the convening of any meeting of Meditech and convening a meeting pursuant to any such requisition;

(v) notifying Meditech that your address in the records of Meditech for all purposes, including the despatch of notices of meeting, annual reports and dividends, should be altered to an address nominated by Alchemia; and

(vi) doing all things incidental or ancillary to any of the foregoing,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Alchemia as the intended registered holder and beneficial holder of your Meditech Shares.

This appointment, being given for valuable consideration to secure the interest acquired in your Meditech Shares, is irrevocable, and terminates upon registration of a transfer to Alchemia of your Meditech Shares.

Alchemia will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(j) irrevocably authorised and directed Meditech to pay Alchemia or to account to Alchemia for all Rights in respect of your Meditech Shares subject, however, to any such Rights received by Alchemia being accounted for by Alchemia to you if this Offer is withdrawn or the contract formed by your acceptance of this Offer is rescinded or rendered void;

(k) except where Rights have been paid or accounted for under paragraph (j), irrevocably authorised Alchemia to deduct from the consideration payable in accordance with the terms of this Offer the amount of all Rights referred to in paragraph (j) or any amount equal to the value of those Rights as reasonably assessed by Alchemia (or, if there is a dispute, the Chairman of ASX or his nominee); and

(l) if you signed the Acceptance Form in respect of your Meditech Shares in a CHESS Holding, irrevocably authorised Alchemia:

(i) to inform your CHESS Controlling Participant of your instructions for it to initiate acceptance of the Offer on your behalf in respect of all such Meditech Shares in accordance with the ASTC Settlement Rules; and

(ii) to give any other instructions concerning those Meditech Shares to your CHESS Controlling Participant on your behalf under the sponsorship agreement between you and the CHESS Controlling Participant;

(m) agreed that, if section 9.13(d) applies to you, you will provide Alchemia at your cost with all information and assistance required in order for Alchemia to apply for requisite authorities or clearances from the Reserve Bank of Australia or the Australian Taxation Office; and

(n) agreed that the contract formed by acceptance of this Offer will be governed by the laws of Queensland and agreed to submit to the non-exclusive jurisdiction of courts exercising jurisdiction there.

9.13 Obligations of Alchemia

(a) If you accept this Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or are waived, then Alchemia will provide the consideration (as set out in Section 9.2) no later than five business days after the later of the date that this Offer is validly accepted by you under Section 9.6 or, if at the time of your acceptance this Offer is subject to a Defeating Condition in Section 9.8, no later than five business days after the contract formed by your acceptance of this Offer becomes unconditional.

(b) The obligation of Alchemia to provide the consideration to which you are entitled under this Offer will be satisfied by Alchemia:

(i) entering your name on the register of members of Alchemia in respect of those Alchemia Shares; and

(ii) despatching or procuring the despatch to you of a holding statement in accordance with the ASX Listing Rules no later than 5 business days after your name is entered in the register of members of Alchemia, by pre-paid post to your address as shown on the Acceptance Form or such other address as you may notify to Alchemia before despatch. If your Meditech Shares are held in joint names and those names are entered into the Issuer Sponsored Subregister of Alchemia, the holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Alchemia's register of members.

(c) All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of the Offer, and any stamp duty payable on transfers of Meditech Shares, will be paid by Alchemia.

(d) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(i) the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(iii) the Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001 (Cth);

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v) any other law of Australia that would make it unlawful for Alchemia to provide consideration for your Meditech Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual) or contingent unless and until the requisite authorities or clearances are in place. See Section 8.12 for information as to whether this restriction applies to you.

9.14 Variation

Alchemia may vary this Offer as permitted by Part 6.6 Division 2 of the Corporations Act.

9.15 Options

Although the Offer does not extend to any unexercised Meditech Options, Alchemia proposes to make separate offers to each holder of Meditech Options to exchange those Meditech Options with options over Alchemia Shares, provided that such offers do not need disclosure under Part 6D.2 of the Corporations Act. If such offers do require disclosure under the Corporations Act, Alchemia proposes to make an alternative offer of an equivalent value.

To the extent practicable, Alchemia will provide each holder of Meditech Options who accepts the offer with equivalent rights to acquire Alchemia Shares as that Meditech Option holder currently has to acquire Meditech Shares, having regard to the consideration payable under the Offer.

9.16 Foreign Meditech Shareholders

A Meditech Shareholder is a Foreign Meditech Shareholder for the purposes of the Offer if its address as shown in the register of members of Meditech is in a jurisdiction other than Australia or its external Territories unless:

(a) Alchemia is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Meditech Shareholder in the relevant jurisdiction and to issue Alchemia Shares to such a Meditech Shareholder on acceptance of the Offer; and

(b) it is lawful for such a Meditech Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Notwithstanding anything else contained in this Bidder's Statement, Alchemia is not under any obligation to undertake any action in order to satisfy itself concerning any of these matters.

In accordance with section 619(3) of the Corporations Act, the Alchemia Shares which would otherwise have been issued to Foreign Meditech Shareholders will instead be issued to a nominee approved by ASIC, who will sell those Alchemia Shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Meditech Shareholders.

If you are a Foreign Meditech Shareholder, you will not be entitled to receive Alchemia Shares as consideration for your Meditech Shares as a result of acceptance of this Offer, and Alchemia will:

(a) arrange for the issue to a nominee approved by ASIC (the ***Nominee***) of the number of Alchemia Shares to which you and all other Foreign Meditech Shareholders would have been entitled but for this Section 9.16 and the equivalent provision in each other offer under the Offer;

(b) cause the Alchemia Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(c) cause the amount ascertained in accordance with the formula below to be paid to you:

P x N / T

where:

P is the amount (if any) remaining after deducting the expenses of sale from the proceeds of sale of the Alchemia Shares issued to the Nominee under this Section 9.16 and the equivalent provision in each other offer under the Offer;

N is the number of Alchemia Shares which would, but for this Section 9.16, otherwise have been issued to you under this Offer; and

T is the total number of Alchemia Shares issued to the Nominee under this 9.16 and the equivalent provision in each other offer under the Offer.

Payment of the amount referred to in this Section 9.16 will be made by cheque in Australian dollars or, if this is unlawful, the currency of the jurisdiction of your residence (as shown in the register of members of Meditech).

9.17 Withdrawal

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent. If so, Alchemia will give notice of the withdrawal to the ASX and to Meditech and will comply with any other conditions imposed by ASIC.

(b) If Alchemia withdraws this Offer, all contracts arising from its acceptance will automatically be void.

10. Definitions and Interpretation

10.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

Acceptance Form means the acceptance form enclosed with this Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Alchemia.

AIFRS means Australian equivalents to International Financial Reporting Standards.

Alchemia means Alchemia Limited (ACN 071 666 334).

Alchemia Board means the board of directors of Alchemia.

Alchemia Director means a director on the Alchemia Board.

Alchemia Options means options to subscribe for Alchemia Shares.

Alchemia Shares means fully paid ordinary shares in Alchemia.

ANDA means Abbreviated New Drug Application.

Announcement Date means 9 March 2006.

APP means American Pharmaceutical Partners.

Approval means:

(a) a consent, authority, licence, approval, order, ruling, waiver or exemption which is required by law or by a Public Authority; or

(b) in relation to anything which will be fully or partly prohibited or restricted by law if a Publicity Authority intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry or termination of that period without intervention or action.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

ASX Listing Rules means the Listing Rules of ASX.

Bid Period means the period between the date on which this Bidder's Statement was provided to Meditech and the end of the Offer Period (both inclusive).

Bidder's Statement means this document, being the statement of Alchemia under Part 6.5 of the Corporations Act relating to the Offer.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Meditech Shares on the CHESS Subregister of Meditech.

CHESS Subregister has the meaning given in the ASTC Settlement Rules.

Controlling Participant has the meaning given in the ASTC Settlement Rules. Usually your Controlling Participant is a person, such as a broker, with whom you have a sponsorship agreement (within the meaning of the ASTC Settlement Rules).

Corporations Act means the *Corporations Act 2001* (Cth).

Defeating Condition means each condition set out in Section 9.8.

Dow means The Dow Chemical Company.

Encumbrance means an interest or power (whether existing or agreed to be granted or created):

(a) reserved in or over any interest in any property, including any retention of title; or

(b) created or otherwise arising in or over any interest in any property under a bill of sale, mortgage, charge, lien, pledge, hypothecation, trust or power,

and any other restriction on the use of or exercise of a right over property, or on the registration of an interest in or dealing with (including a transfer of) property.

FATA means the *Foreign Acquisitions and Takeovers Act 1975* (Cth).

FDA means the US Food and Drug Administration.

Foreign Meditech Shareholder has the definition as set out in Section 9.16.

GST means the goods and services tax imposed under the *A New Tax System (Goods and Services Tax) Act 1999* (Cth) and the related imposition acts of the Commonwealth of Australia.

IND means Investigational New Drug.

Issuer Sponsored Holding means a holding of Meditech Shares on the Issuer Sponsored Subregister of Meditech.

Issuer Sponsored Subregister has the meaning given in the ASTC Settlement Rules.

Meditech means Meditech Research Limited (ACN 058 390 953).

Meditech Board means the board of directors of Meditech.

Meditech Director means a director on the Meditech Board.

Meditech Group means Meditech and its Related Entities as at the date of this Bidder's Statement.

Meditech Options means options to subscribe for Meditech Shares issued under the Meditech Employee Option Incentive Plan and the Director's Option Plan.

Meditech Shareholder means a person registered in the register of members of Meditech as a holder of Meditech Shares.

Meditech Shares means fully paid ordinary shares in Meditech.

Merged Group means Alchemia and its Related Entities following Alchemia acquiring control of Meditech, and including Meditech.

NDA means New Drug Application.

Novozymes means Novozymes Biopolymer A/S.

Offer means, as the context requires, the offer for Meditech Shares contained in Section 9, or the off-market takeover bid constituted by that offer and each other offer by Alchemia for Meditech Shares in the form of that offer, including in each case as varied in accordance with the Corporations Act.

Offer Period means the period during which the Offer will remain open for acceptance in accordance with Section 9.4.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, or any minister, department, office or delegate of any government, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any stock exchange.

Register Date means 7.00pm on 4 April 2006, being the date set by Alchemia under section 633(2) of the Corporations Act.

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

Rights means all accretions, rights and benefits of whatever kind attaching to or arising from the Meditech Shares directly or indirectly at or after the date of this Bidder's Statement (including all dividends and all rights to receive them and rights to receive or subscribe for shares, notes, bonds, options or other securities or entitlements declared, paid or issued by Meditech or any subsidiary of Meditech).

Treasurer means the Treasurer of the Commonwealth of Australia.

US means the United States of America.

your Meditech Shares means, subject to Section 9.12:

(a) the Meditech Shares in respect of which you are registered or entitled to be registered as a holder in the register of members of Meditech at the Register Date, and in respect of which no other person becomes registered or entitled to be registered as a holder before you accept the Offer; and

(b) any other Meditech Shares to which you are able to give good title at the time you accept the Offer (including any Meditech Shares in respect of which you become registered or entitled to be registered as a holder due to the conversion of, or exercise of Rights attached to, that are on issue at the Register Date).

10.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and conversely.

(c) A reference to a section or annexure is to a section of, or annexure to, this Bidder's Statement.

(d) A gender includes all genders.

(e) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or association or other entity includes any of them.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to any instrument or document includes any variation or replacement of it.

(j) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act (being, if any special meaning is given for the purposes of Chapter 6 or 6A of the Corporations Act or a provision of those chapters, that special meaning).

(k) A reference to time is a reference to Brisbane time.

(l) Mentioning anything after ***includes***, ***including***, ***for example***, or similar expressions, does not limit what else might be included.

(m) A reference to ***$*** is a reference to the lawful currency of Australia.

(n) A reference to ***you*** is to a person to whom the Offer under Section 9 is (or is deemed to be) made.

11. Approval of Bidder's Statement

This Bidder's Statement has been approved by a resolution of the directors of Alchemia Limited.

Dated 28 March 2006.

Signed on behalf of Alchemia Limited:

T Ramsdale

Tracie Ramsdale

Director

Annexure A

Bidder's Announcement in Relation to the Offer

Alchemia

9 March 2006

ASX ANNOUNCEMENT/ MEDIA RELEASE

Alchemia and Meditech to merge

Alchemia Limited (ASX: ACL) and Meditech Research Limited (ASX: MTR) today announced a proposal to merge by way of an off-market takeover bid by Alchemia for Meditech.

The combination of Alchemia and Meditech will create a substantial drug development company with an extensive pipeline of products, a strong financial position and an experienced management team.

The merger proposal has the unanimous support of the Meditech Board, which intends to recommend the offer to Meditech shareholders in the absence of a superior proposal.

All the Directors of Meditech who hold Meditech shares or options will accept Alchemia's offer in respect of their shareholdings and option holdings in the absence of a superior proposal.

Summary of proposal

- Alchemia to offer Meditech shareholders one Alchemia share for every nine Meditech shares, valuing Meditech at $16.9 million based on an Alchemia's 30 day VWAP of $1.207.
- Based on Alchemia's 30 day VWAP the offer represents:
  - a 38% premium to Meditech's closing share price on 8 march of $0.097; and
  - a 36% premium to Meditech's 30 day volume weighted average price of $0.098.

- Alchemia's offer is subject to standard conditions including Alchemia obtaining acceptances to provide it with relevant interests in more than 90% of the Meditech shares on issue. Full details of the offer conditions are outlined in *Appendix One*
- During the bid period Alchemia will provide financial support for Meditech's ongoing operations in the form of a short term secured loan of up to $2 million. Further details about the loan facility are set out in *Appendix Two*.
- Alchemia and Meditech have entered into Bid Implementation Agreement which provides for the payment of a break fee by either company in certain circumstances, and a no solicitation undertaking by Meditech. A summary of the agreement is contained in *Appendix Three*.

Overview

Alchemia Chief Executive Officer, Tracie Ramsdale, said the combined group will have exceptional people, a high quality product pipeline and innovative technology.

"The Alchemia Board believes Meditech will be an excellent addition to Alchemia's growing drug development and discovery portfolio," Ms Ramsdale said.

"Meditech has a product in Phase II clinical trials in metastatic colorectal cancer patients and two anti-cancer products that have satisfactorily completed phase I trials. These products complement Alchemia's early and late stage revenue generating opportunities. Meditech's products are based on an advanced technology that is applied to improve existing approved anticancer agents, thereby potentially accelerating the development pathway."

Meditech Chief Executive Officer, Dr Ian Nisbet, said the merger with Alchemia was consistent with Meditech's strategic plan and was a critical step in building a strong, internationally-competitive biotech company.

"This offer substantiates the Meditech Board's consistent view of the value of the company, its technology and its people. We will be working with Alchemia to ensure that this offer is put to shareholders as soon as possible," Dr Nisbet said.

Key drivers of merger

- The combined company will have substantial expertise in drug discovery, preclinical development and early clinical development; and a strong, experienced management team.
- Meditech's products complement Alchemia by filling out its product pipeline. Meditech's assets in clinical trials are at an earlier stage of development than Alchemia's Synthetic Heparin but are significantly more advanced than Alchemia's other drug discovery opportunities.
- Alchemia has the financial and commercial strength to aggressively pursue and add significant value to Meditech's development projects.

- The merger brings together two companies with technology platforms based on carbohydrates. The chemistry expertise of Alchemia complements the biology expertise of Meditech.
- Meditech has strong preclinical and clinical expertise which will accelerate the development of Alchemia's drug discovery opportunities.
- The combined group will have a balanced portfolio which mitigates the risk of single product failure.
- The merger creates an increased number of significant short to medium term milestones.
- The merged company will have the ability to leverage its existing strong industry partnerships.
- The combined company, which will boast one of the best balanced pipelines in the Australian biotech industry, would be expected to be viewed as an attractive prospect, particularly by offshore investors, leading to increased liquidity. In addition to its scientific and management strengths, the company will have an attractive pipeline consisting of Synthetic Heparin, one drug candidate in Phase II clinical trials, two candidates that have completed Phase I trials and another that is planned to commence Phase 1 trials at the end of 2006.

The offer provides a number of material benefits to Meditech's shareholders.

- Near term value is obtained because their Meditech shares will translate into Alchemia shares at a conversion rate that represents an attractive premium over the current market price.
- Longer term value is obtained through Alchemia's financial strength which can accelerate the development of, and achieve greater value for, Meditech's most advanced product, HyCAMP™, as well as other leads in the pipeline.
- Alchemia is also providing a short term loan facility for up to $2 million to ensure Meditech is able to continue its operations through the bid period.
- In addition, by accepting Alchemia's offer, Meditech shareholders will become shareholders in a larger well-financed company with substantial medium and long term growth potential through:
  - A strong balance sheet with substantial cash and greater access to capital markets
  - Early cash flow from Synthetic Heparin, which is due to be launched in the United States in 2008
  - A solid growth platform from Alchemia's portfolio of quality assets in early and late stage development;

- *A significant reduction in investment risk;*
- Increased market presence and liquidity; and
- Experienced management with a successful track record in developing and operating drug development businesses.

After the merger is completed one Meditech director will join the Alchemia Board as a Non-executive Director. Dr Nisbet and Chief Scientific Officer, Tracey Brown, will be offered senior positions within the merged group. The merged company will retain both its Brisbane and *Melbourne operations for the foreseeable future.*

Bidder's Statement

Alchemia anticipates that its bidder's statement will be lodged with Australian Securities and Investment Commission and sent to Meditech shareholders shortly. After the despatch of the bidder's statement, the offer will remain open for at least one month.

Advisors

ABN AMRO Morgans is financial advisor and Allens Arthur Robinson is legal advisor to Alchemia.

Global Markets Capital Group, LLC is financial advisor and Blake Dawson Waldron is legal advisor to Meditech.

Further information:

Tracie Ramsdale	Ian Nisbet
Chief Executive Officer	Chief Executive Officer
Alchemia Limited	Meditech Research Limited
Ph: 07 3340 0200	Ph: 03 9296 2027

Chris Neal

Chief Financial Officer

Alchemia Limited

Ph: 07 3340 0200

Media enquiries:

Josie Brophy

Phillips Group

Ph: 07 3230 5000

About Alchemia

Alchemia is listed on the Australian Stock Exchange with a market capitalisation of $154 million. It is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic injectable anti-thrombotic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics.

Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with the branded drug Arixtra®, providing Alchemia with a potentially significant market share of the $US3 billion-plus worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

About Meditech

Meditech is listed on the Australian Stock Exchange with a market capitalisation of $12.2 million. It is a development stage, biotechnology company focused on developing and commercialising drugs that improve the health and quality of life of patients with cancer and other chronic diseases.

The company has internationally recognised expertise in carbohydrate based therapies, particularly products based upon the glycosaminoglycan, hyaluronic acid. Building on this expertise, Meditech has created its patented HyACT™ (Hyaluronic Acid Chemotransport Technology) platform which it is applying to the development of improved formulations of cytotoxic drugs.

The most advanced product is HyCAMP™, Meditech's proprietary formulation of irinotecan and hyaluronic acid, which is in a Phase II clinical trial in metastatic colorectal cancer patients. In addition to HyCAMP™, Meditech has taken the anti-cancer products HyDOX™ (doxorubicin and hyaluronic acid) and HyFIVE™ (5-fluorouracil and hyaluronic acid) into clinical testing.

Appendix One – Conditions of the Offer

The offer is subject to the fulfilment of the following conditions:

1. Minimum acceptance

During, or at the end of, the offer period, Alchemia and its associates together have relevant interests in at least 90% of Meditech's shares.

2. Other regulatory approvals

Before the end of the offer period, Alchemia receives all approvals :

(a) that are necessary to permit the offer to be lawfully made to, and accepted by, Meditech shareholders; or

(b) that are required as a result of the offer or the acquisition of Meditech shares by Alchemia and are necessary for the continued operation of the business of Meditech, or of the Alchemia Group, substantially on the same terms as the relevant business is conducted at the date of the bidder statement,

in each case on an unconditional basis or on the basis of conditions that impose only non-material requirements incidental to the approval, and, at the end of the offer period, all of those approvals remain in full force and effect in all respects and are not subject to any notice or indication of intention to revoke, suspend, restrict, modify or not renew those approvals.

3. No regulatory actions

Between the announcement date and the end of the offer period (each inclusive):

(a) there is not in effect any preliminary or final decision, order or decree issued by a public authority;

(b) no action or investigation is announced, commenced or threatened by any public authority; and

(c) no application is made to any public authority (other than by Alchemia or any of its associates),

in consequence of or in connection with the offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose, or in exercise, of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the offer or the acquisition of shares under the offer, or seeks to require

the divestiture by Alchemia of any shares, or the divestiture of any material assets of the Meditech Group or the Alchemia Group.

4. No material adverse change

Before the end of the offer period, no event, change or condition occurs, is announced or becomes known to Alchemia (whether or not it becomes public) where that event, change or condition has had, or could reasonably be expected to have, either individually or in aggregate with all such events, changes or conditions, a material adverse effect:

(a) on the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole; or

(b) on the status or terms of arrangements entered into by the Meditech Group, or on the status or terms of any approvals, licences or permits from public authorities applicable to the Meditech Group,

except to the extent that such events, changes and conditions have been publicly announced by Meditech or otherwise disclosed in public filings by Meditech or any of its subsidiaries prior to the announcement date.

5. No material defect in Meditech public filings

Alchemia does not become aware, during the period from the announcement date to the end of the offer period (each inclusive), that any document filed by or on behalf of Meditech, or by or on behalf of any person in relation to Meditech, with ASX or ASIC contains a statement which is incorrect or misleading in any material particular or from which there is a material omission where that statement or omission has had, or could reasonably be expected to have, either individually or in aggregate with all such events, changes or conditions, a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole.

6. No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by Meditech before the announcement date, none of the following events occurs during the period from the announcement date to the end of the offer period (each inclusive):

(a) Meditech or any subsidiary of Meditech acquires, offers to acquire, enters into an option to acquire or agrees to acquire one or more entities, businesses or assets (or any interest in one or more entities, businesses or assets) for an amount in aggregate greater than $100,000, or announces an intention to enter into such an acquisition, offer, option or agreement;

(b) Meditech or any subsidiary of Meditech disposes of, offers to dispose of, enters into an option to dispose of or agrees to dispose of any interest, or of any subsidiary with an interest, for an amount in aggregate greater than $100,000, or announces an intention to enter into such a disposition, offer, option or agreement; or

(c) Meditech or any subsidiary of Meditech enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the Meditech Group or would involve a member of the Meditech Group incurring or committing to any liability (including with respect to indebtedness or capital expenditure) of an amount which is, in aggregate, more than $250,000, other than in the ordinary course of business, or announces an intention to make such an offer or enter into such an agreement.

7. Non-existence of certain rights

That no person other than a member of the Alchemia Group:

(a) has any right or obligation; or

(b) before the end of the offer period is granted any right or obligation,

whether subject to conditions or not and including as a result of the offer or acceptances under the offer, to:

(c) terminate or vary or exercise any right under any agreement with Meditech or any Meditech subsidiary which would result or would be reasonably likely to result in a material change in the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole; or

(d) provide any financial accommodation to or for the account of Meditech or any of its subsidiaries unless:

(i) such arrangements are capable of being terminated by Meditech on not more than 3 months notice; and

(ii) the total actual or contingent liability of the Meditech Group arising in any way out of the termination of such arrangements (including any payment required to exercise the right of termination), other than the liability to repay any advances already made to it and interest accrued on the advances at no more than arms length commercial rates, would not and does not exceed $100,000,

except to the extent such a right or obligation has been disclosed by Meditech and appears on the public record of a public authority prior to the announcement date, and is not varied after that date.

8. Dividends

Between the announcement date and the end of the offer period (each inclusive), Meditech does not make or declare any distribution (whether by way of dividend or otherwise and whether in cash or in specie).

9. No prescribed occurrences

During the period from the date of the bidder's statement to the end of the offer period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(a) Meditech converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Meditech or a subsidiary of Meditech resolves to reduce its share capital in any way;

(c) Meditech or a subsidiary of Meditech enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(d) Meditech or a subsidiary of Meditech issues shares (other than as a result of the exercise of Meditech options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(e) Meditech or a subsidiary of Meditech issues, or agrees to issue, convertible notes;

(f) Meditech or a subsidiary of Meditech disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) Meditech or a subsidiary of Meditech charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Meditech or a subsidiary of Meditech resolves to be wound up;

(i) a liquidator or provisional liquidator of Meditech or of a subsidiary of Meditech is appointed;

(j) a court makes an order for the winding up of Meditech or of a subsidiary of Meditech ;

(k) an administrator of Meditech or of a subsidiary of Meditech is appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Meditech or a subsidiary of Meditech executes a deed of company arrangement; or

(m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Meditech or a subsidiary of Meditech .

The full text of these conditions will be set out in the bidder's statements. Alchemia reserves the right to waive any or all of these conditions in accordance with the Corporations Act.

Appendix Two – Outline of Terms of the Loan Agreement

The main terms of the loan agreement are:

1. Alchemia agrees to lend up to $2,000,000 to Meditech. Meditech is entitled to make monthly drawdowns, each in an amount of up to $400,000.
2. Each drawdown under the facility must be expended on working capital.
3. Interest is charged at a rate of 9% per annum, on the balance owing from time to time.
4. Meditech is entitled to make drawdowns until the earliest of:
   (a) 30 November 2006;
   (b) the date Alchemia's offer expires with a condition not being satisfied or waived, or is withdrawn under the Corporations Act;
   (c) the date Meditech obtains finance from anyone else (except for other finance which in aggregate does not exceed $200,000); and
   (d) the date Meditech receives a takeover offer from another party that is not recommended against by all of Meditech's directors within 7 days.
5. Meditech must repay all drawings under the facility in full by the earliest of:
   (a) 7 days after the date Meditech obtains finance from anyone else (except for other finance which in aggregate does not exceed $200,000);
   (b) 45 days after Meditech receives a takeover offer from anyone else that is recommended to its shareholders by its board; and
   (c) the date 120 days after Alchemia's offer expires with a condition unsatisfied or unwaived, or is withdrawn under the Corporations Act.
6. As security for the facility, Meditech is granting a fixed and floating charge over all its assets in favour of Alchemia.

Appendix Three – Outline of Terms of the Bid Implementation Agreement

The main terms of the bid implementation agreement are:

1. Meditech agrees to pay a fee of $160,000 (plus any amount of GST payable) if:

   (a) a competing proposal is announced or open for acceptance and a person acquires an interest in all or substantial part of the assets of Meditech or an interest in more than 10% of the voting shares of Meditech and, in the case of a bid, the competing proposal becomes free from all defeating conditions; or

   (b) all of the directors of Meditech do not recommend the Alchemia transaction or any director withdraws a recommendation of the Alchemia transaction except where the Alchemia share price falls below $0.50 and the S&P/ASX 200 index is above 4375; or

   (c) Meditech or a director of Meditech breaches a condition of the Alchemia bid (or causes a condition to be breached) in a material respect.

2. Alchemia agrees to pay a fee of $160,000 (plus any amount of GST) if:

   (a) it withdraws the bid, or fails to make offers under the bid, other than where it is permitted to do so by reason of the breach of a condition of the bid or in accordance with section 652B of the Corporations Act; or

   (b) it or any of its directors does (or omits to do) anything which results in a material breach of certain conditions of the bid (and it does not declare the bid free of the breached condition).

3. Both parties agree to use their best endeavours to dispatch the bidder's statement and target's statement together.

4. For 60 days after the date of the agreement, Meditech must not:

   (a) solicit, initiate or encourage, participate in any negotiations or discussions or provide any information with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make or consider the making of a competing proposal;

   (b) accept or enter into any agreement, arrangement or understanding regarding a competing proposal; or

   (c) disclose any information about the business or affairs of Meditech to a third party other than in the ordinary course of business or as required by law or under certain existing contractual obligations.

   Meditech must also notify Alchemia of any approach which may lead to a competing proposal.

The above terms do not require or prohibit any action by Meditech if its compliance with the terms would constitute a breach of the duties of the directors of Meditech.

5. Meditech must cease any existing discussions or negotiations relating to any competing proposal or a transaction which might reduce the likelihood of success of the Alchemia bid.

6. Alchemia proposes to make separate offers to each holder (***Optionholder***) of options to acquire shares (***Meditech Options***) to exchange Meditech Options with options over Alchemia shares (***Alchemia Options***) where such offers do not need disclosure under Part 6D.2 of the Corporations Act. If such offers do require disclosure under the Corporations Act, Alchemia is to make an alternative offer of an equivalent value.

Each Optionholder will be offered an option to subscribe for one Alchemia share for every nine Meditech Options held. The exercise price of the Alchemia Options will be nine times the exercise price of the relevant Meditech Option, but otherwise the terms of the options will be substantially the same as the Meditech Options.

Annexure B

ASX Announcements in relation to Meditech

Announcements since 30 September 2005

Date Lodged	Description
22/03/2006	Becoming a substantial holder from AMP
21/03/2006	Full Year Accounts
15/03/2006	Letter to Shareholders
14/03/2006	Ceasing to be a substantial holder
13/03/2006	Change in substantial holding
10/03/2006	Preliminary Final Report
09/03/2006	Alchemia Offer for Meditech - Investor Presentation
09/03/2006	Alchemia and Meditech to merge
16/02/2006	To Present at International Investment Forum
02/02/2006	Meditech to Showcase Cancer Research at International Forum
12/12/2005	Quarterly Investor Update - Teleconference
02/11/2005	Change of Director's Interest Notice
02/11/2005	Expiry of Options
11/10/2005	Response to ASX Share Price Query
04/10/2005	Meets with FDA: Investigational new drug filing for 2006

Annexure C

Rights and Liabilities Attaching to Shares

Set out below is a summary of the rights attaching to Alchemia Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of Alchemia, which can involve complex questions of law arising from the interaction of Alchemia's constitution and statutory, common law and ASX Listing Rules requirements.

Shares

The shares in Alchemia's capital can be issued with preferred, deferred or other special rights, obligations or restrictions in relation to dividends, voting, return of share capital, payment of calls or other matters, as determined by the Board from time to time. All unissued shares are under the control of the Board which may grant options on the shares, issue option certificates, allot or dispose of the shares on the terms and conditions and for consideration it thinks fit. This power is subject to contract or any contrary rules in the constitution.

The constitution permits the issue of preference shares on terms determined by the Board.

Alteration of rights

The rights and restrictions attaching to any class of shares (unless provided by the terms of issue of the shares of that class), can only be varied with the consent in writing of members with at least 75% of the votes in that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

Calls

The Board may from time to time call upon shareholders for unpaid monies on their shares. If such a call is made, shareholders are liable to pay the amount of each call in the manner and at the time and place specified by the Board. Such calls may be payable by instalments.

When a resolution of the Board authorising the call is passed, the call will be deemed to have been made. It may be revoked or postponed at the discretion of the Board.

Forfeiture and Lien

Alchemia is empowered to forfeit shares in relation to any part of allotment monies, calls, instalments, interest and expenses which remains unpaid following any notice sent to a shareholder. Such forfeiture must occur in accordance with the constitution, the Corporations Act and the Listing Rules.

Alchemia has a first lien or charge for unpaid calls, instalments and related interest and any amount it is legally required to pay in relation to a shareholder's shares. The lien or charge extends to all bonuses and dividends declared in respect of the shares provided that, if Alchemia registers a

transfer of any shares subject to this lien or charge without giving the transferee notice of the claim it may have at that time, the shares are freed and discharged from Alchemia's lien or charge in respect of that claim.

Share Transfers

Shares may be transferred in any manner required or permitted by the Listing Rules or the SCH Business Rules and by any instrument in writing in any usual or common form or in any other form that the Board approves. The Board may only refuse to register a transfer of securities of the Company as permitted by the Listing Rules or the SCH Business Rules.

Directors need not issue share certificates

Subject to the requirements of the Listing Rules and the Corporations Act, Alchemia need not issue share certificates.

Meeting procedures

ASX and each of Alchemia's shareholders and directors are entitled to receive 28 days' notice of and attend Alchemia's general meetings. Two shareholders must be present to constitute a quorum for a general meeting and no business may be transacted at any meeting except the election of a Chairman and an adjournment, unless the quorum required is present at the start of the business. Alchemia is obliged to convene and hold an annual general meeting.

Voting rights

Each shareholder has the right to receive notices of, and to attend Alchemia's general meetings.

Subject to restrictions on voting from time to time affecting any class of Alchemia's shares, and any restrictions imposed by the Corporations Act, Alchemia's shares carry the right to cast one vote on a show of hands and, on a poll, one vote for each fully paid share held, and for each partly paid share held, a vote having the same proportionate value as the proportion to which the shares have been paid up. Voting may be in person or by proxy, attorney or representative.

Dividend

If the Board determines that a dividend is payable, it will be paid on all shares proportionate to the total amount for the time being paid on each share. Such dividend payment is subject to the rights and restrictions on the holders of shares created or raised under any special dividend arrangements.

The Board may establish and maintain one or more dividend plans, to which shareholders may elect to take up with some or all their shares subject to the rules of the plan.

Subject to the Listing Rules, the Board has the power to capitalise and distribute the whole or part of Alchemia's undivided profits or standing to the credit of any reserve or other account and which is available for distribution. Such capitalisation and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of dividend or in

accordance with the terms of issue of any shares or terms of any plan for the issue of securities for the benefit of officers or employees.

The Board has the power to decide whether to pay shareholders an interim dividend on account of the next forthcoming dividend. Any distribution may be paid otherwise than in cash as specified in the constitution.

No dividend is payable except out of Alchemia's profits and no dividend or other monies paid in relation to a share will carry interest as against Alchemia.

Winding up

If Alchemia is wound up, the liquidator may divide among the members the whole or any part of Alchemia's property and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out between the members.

Annexure D

ASX Announcements in relation to Alchemia

Announcements since 30 September 2005

Date Lodged	Description
22/03/2006	RE:Change of Director's Interest Notice
22/03/2006	Change of Director's Interest Notice
17/03/2006	Alchemia generic drug set to benefit from Arixtra success
09/03/2006	Alchemia - Meditech Merger Investor Presentation
09/03/2006	Alchemia and Meditech to merge
03/03/2006	Appendix 3B
24/02/2006	Reports six months of solid achievement
24/02/2006	Half Yearly Report & Half Year Accounts to 31 Dec 2005
16/02/2006	Positive Outlook for Alchemia drug
08/02/2006	Synthetic Heparin Update
31/01/2006	Commitments Test Entity - Second Quarter Report
10/01/2006	Ceasing to be a substantial holder
23/12/2005	Appendix 3B
22/12/2005	Change in substantial holding
21/12/2005	Change in substantial holding
20/12/2005	Change of Director's Interest Notice
20/12/2005	Change of Director's Interest Notice
20/12/2005	Change of Director's Interest Notice
20/12/2005	Change of Director's Interest Notice
20/12/2005	CEO Increases Stake in Company
14/12/2005	Appendix 3B - SPP
14/12/2005	Completes successful $5m SPP Capital Raising
12/12/2005	Escrow Release
02/12/2005	Alchemia and TetraQ collaborate on new pain treatments
01/12/2005	Appendix 3B
21/11/2005	Change in substantial holding from AMP
16/11/2005	Appendix 3B: Exercise of options by Dow

16/11/2005	Dow exercise of options
14/11/2005	Results of AGM
14/11/2005	Media Release re AGM
14/11/2005	CEO Presentation
14/11/2005	Chairman's Address to Shareholders
07/11/2005	Alchemia offered $2.9m Commercial Ready grant
07/11/2005	Becoming a substantial holder
03/11/2005	Granted US Patent
03/11/2005	Appendix 3B: New Issue Announcement
03/11/2005	Becoming a substantial holder
03/11/2005	Capital Raising to Progress Promising New Drug Candidates
01/11/2005	Trading Halt
25/10/2005	Commitments Test Entity - First Quarter Report
17/10/2005	Appendix 3B
12/10/2005	Appendix 3B - Exercise of company options
12/10/2005	Appendix 3B - Exercise of employee options
11/10/2005	Notice of Annual General Meeting
30/09/2005	Update on progress of Synthetic Heparin
30/09/2005	2005 Annual Report

Corporate Directory

Alchemia

Alchemia Limited
3 Hi-Tech Court

Brisbane Technology Park

Eight Mile Plains

Queensland 4113

Offer Information Line

If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the Offer Information Line on the following number:

1 800 822 368 (toll-free within Australia)

+61 800 00822368 (from outside Australia)

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Registry for the Offer

You can contact Alchemia's share registrar Link Market Services Limited at the address set out below:

Link Market Services Limited
ACL Takeover MTR Offer
Level 12, 680 George Street
SYDNEY NSW 2000

Alchemia Limited
ABN 43 071 666 334
Registered Office:
3 Hi Tech Court
Brisbane Technology Park
EIGHT MILE PLAINS QLD 4113

Broker Code

Adviser Code

Broker stamp

SHARE ACCEPTANCE FORM

Use this form to accept the Offer dated 11 April 2006 by Alchemia Limited ACN 071 666 334 ("ACL") to acquire all your ordinary shares in Meditech Research Limited ACN 058 390 953 ("MTR").

This is an important document. If you do not understand it, please consult your financial or other professional adviser immediately.

SRN/HIN

Subregister:

Number of your MTR Shares:

Consideration

1 ACL Share for every 9 MTR Shares:

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.
By returning a validly signed form you are accepting the Offer for all of your MTR Shares.

Step 2 For Issuer Sponsored Holdings

If your MTR Shares are in an Issuer Sponsored Holding (check your details to the right – if your SRN/HIN begins with an "I" this indicates that your MTR Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your MTR Shares, to accept the Offer you must **sign in the box below and return this form.**

Step 2 For CHESS Holdings

If your MTR Shares are held on the CHESS Subregister, to accept the Offer you can either:

- Contact your Controlling Participant – normally your broker (**if you do that, you do not need to return this form**); *OR*
- If you want us to contact your broker on your behalf, write their details here. (Broker details for CHESS Subregister only)

Broker's name ____________________

Address ____________________

____

Broker's telephone number ____________________

AND

sign in the box below and return this form. You must ensure that this form is received by us in sufficient time before the end of the Offer Period to enable us to instruct your broker to effect acceptance of the Offer on CHESS during business hours.

Step 3 Sign in the box below

By signing in the box below, you accept the Offer (as indicated in Step 1 above) on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in section 9.1 of the Bidder's Statement (and agree to accept the ACL Shares to which you become entitled and to become a member of ACL). If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with section 9.6(b) of the Bidder's Statement.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to ACL.

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director/Secretary	Director

☐ Please mark this box if you are a foreign shareholder and warrant and represent that it will not breach the laws of the jurisdiction in which you receive this offer or are resident for ACL Shares to be issued to you.

Please provide a contact name and business hours telephone number so that we can contact you if necessary.

____________________ (____)____________________ Date ___/___/_____
Contact name Telephone number – Business hours

Individual or joint Shareholders – each Shareholder must sign; Companies – companies may execute this in any way allowed by law.

You must complete, sign and return this Acceptance Form so that it is received at one of the addresses shown overleaf BEFORE the Offer closes (see below).
If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope for shareholders with an Australian address.
The directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.
For further information about the terms of the Offer or how to accept the Offer please call the ACL Offer Information Line on **1800 822 368 (toll-free within Australia) or +61 800 0082 2368 for overseas callers.**
THE OFFER WILL CLOSE AT 7:00PM BRISBANE TIME ON 11 MAY 2006 (unless the Offer is withdrawn or extended).

MTRT TKO001

HOW TO ACCEPT THE ACL OFFER

Issuer Sponsored Holdings

If your MTR Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your MTR Shares, then to accept the Offer, **you must fill out this Acceptance Form, signed and return it to one of the addresses shown below.**

CHESS Holdings

If your MTR Shares are in a CHESS Holding, your Controlling Participant (normally your broker) must be contacted with instructions to accept the Offer. **If you contact your Controlling Participant with instructions to accept, you do not need to return this Acceptance Form.**

If you want us to contact your Controlling Participant on your behalf, you must fill out this Acceptance Form and return it to one of the addresses shown below. However, you must ensure that this form is received **in sufficient time before the end of the Offer Period to enable us to instruct your Controlling Participant to effect acceptance on CHESS during business hours.**

Additional Notes

1. **Power of Attorney** – If you sign this form under power of attorney, you must send a certified copy of the power with the form, and will have declared that you have no notice of revocation of the power and are able to further delegate power under it under the Bidder's Statement.

2. **Sold all your MTR Shares?** – If you have sold all your MTR Shares, please send this form and your Bidder's Statement to the stockbroker who acted on your behalf.

3. **Bought or sold your MTR Shares?** – if you have recently bought or sold any MTR Shares, your holding may differ from that shown on the front of this form. If so, please alter the number of MTR Shares shown as your registered holding on the front of this form to the number of MTR Shares you now hold (including any MTR Shares of which you are entitled to become registered as holder), initial the alteration and indicate on this form the name of the stockbroker who acted for you.

4. **Foreign Shareholders**
   No ACL Shares will be issued to any foreign shareholder if to do so would result in a breach of the laws of the jurisdiction in which the foreign shareholder received the offer, or was resident. By marking the box, you represent and warrant that no such breach will occur, and indemnify ACL and its officers for any loss or damage if such representation is incorrect. If ACL forms the view that such a breach may occur by issuing the ACL Shares to you, the relevant number of ACL Shares which you would have been issued will instead be issued to a nominee approved by the Australian Securities & Investments Commission. The nominee will sell those ACL Shares, and remit the proceeds to you (net of sale expenses) in accordance with section 9.16 of the Bidder's Statement.

If you must fill out and return this Acceptance Form, it must be received at one of the addresses shown below before the end of the Offer Period (which is scheduled to be **7:00pm Brisbane time on 11 May 2006** (unless extended)).

POSTAL ADDRESS	**DELIVERY ADDRESS**
Link Market Services Limited	Link Market Services Limited
ACL Takeover MTR Offer	ACL Takeover MTR Offer
Reply Paid 1500	Level 12, 680 George Street
SYDNEY SOUTH NSW 1234	SYDNEY NSW 2000

If you have any questions about how to complete this Acceptance Form, please contact your financial or legal adviser, or please call the ACL Offer Information Line on 1800 822 368 (toll-free within Australia) or +61 800 0082 2368 for overseas callers. Please note that the *Corporations Act 2001* makes it compulsory for all calls made to or received by the ACL Offer Information Line to be recorded, indexed and stored.

Information about you

Link Market Services Limited advise that when you cease to be a shareholder in Meditech Research Limited, Chapter 2C of *the Corporations Act 2001 (C'th)* requires information about you (including your name, address and when you ceased to be a shareholder) to be included in the company's public register for seven years after you sell your MTR Shares. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000.*

Information you supply on this Acceptance Form will be used by ACL and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to ACL professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Alchemia

22 March 2006

ASX/MEDIA ANNOUNCEMENT

Change of Director's Interest Notice

Australian drug development company Alchemia Limited (ASX: ACL) today lodged a Change of Director's Interest Notice advising that its Chief Executive Officer Dr Tracie Ramsdale had disposed of 670,966 Alchemia shares.

The share disposal was part of a pre-agreed marital settlement.

Yours faithfully

Christopher Neal
Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web www.alchemia.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tracie Ramsdale
Date of last notice	20 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & (Indirect)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merlinium Limited Trustee for Arcadia Superannuation Fund
Date of change	22 March 2006
No. of securities held prior to change	1,737,760 (Tracie Ramsdale) 63,374 (Merlinium)
Class	Ordinary Shares
Number acquired	
Number disposed	670,966 (Tracie Ramsdale)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non cash – valued at $1.345 per share
No. of securities held after change	1,066,794 (Tracie Ramsdale) 63,374 (Merlinium)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Alchemia

17 March 2006

ASX / MEDIA ANNOUNCEMENT

Alchemia's generic drug set to benefit from further Arixtra® success

Australian drug development company Alchemia Limited (ASX: ACL) today announced that its first product Synthetic Heparin, a generic version of branded anti-thrombotic drug Arixtra®, could benefit from positive new trial results for Arixtra® upon its 2008 market launch.

The large-scale Arixtra® clinical trial (Oasis-6), which involved more than 12,000 patients at 447 sites across 41 countries, compared the use of GlaxoSmithKline's (GSK) Arixtra® to a standard therapy in Acute Coronary Syndrome (ACS) patients with ST elevation MI (STEMI).

The trial results, which were presented at The American College of Cardiology Symposium on 14 March 2006, demonstrated Arixtra® significantly reduces the risk of death or recurrent heart attack in patients compared with a standard therapy (unfractionated heparin or placebo).

According to the principal trial investigator Dr Salim Yusuf, the study found for every 1,000 patients treated with Arixtra® instead of a current standard treatment, 11 deaths, eight heart attacks, two strokes and three cases of severe bleeding could be avoided.

Alchemia Managing Director Dr Tracie Ramsdale said the results again demonstrated the significant safety and efficacy advantages Arixtra® had over earlier generation heparin products.

"As Alchemia is developing a generic version of Arixtra®, we are delighted with the ongoing stream of positive trial results that have increased Arixtra®'s market strength and sales potential," Dr Ramsdale said.

The trial evaluated the efficacy and safety of Arixtra® in patients with a type of heart attack called ST-segment elevation myocardial infarction, a condition that forms part of 'Acute Coronary Syndromes' (ACS). ACS includes unstable angina, or chest pain, and heart attacks and affects approximately 3 million people worldwide each year.

In September 2005 the world's largest study on ACS (Oasis-5) found Arixtra® to be safer than and as effective as Lovenox® in preventing heart attacks, death and ischemia in people with serious heart conditions. Lovenox® is the largest selling heparin drug on the market with total sales in 2005 in excess of US$2.5 billion.

Alchemia

Arixtra® is not currently approved in any country for patients suffering from ACS.

In its announcement on the study, GSK said it looked forward to submitting the data to regulatory authorities worldwide for review to bring the drug to physicians and patients for use in the treatment of ACS.

Dr Ramsdale said Arixtra®'s potential market had been growing rapidly as GSK pursued the additional indications needed to give the drug full access to the US$3.7 billion global heparin market.

"GSK has said it expects to complete filing for all targeted indications by the end of 2006 and we estimate that Arixtra® will have obtained the relevant regulatory approvals by 2008 — which means our drug will have access to a larger, more lucrative market when it is launched that year," she said.

Alchemia's Synthetic Heparin is the only known generic competition for Arixtra®. The drug recently completed a successful pilot scale campaign at the US facilities of manufacturing partner The Dow Chemical Company (Dow).

Alchemia's marketing partner American Pharmaceutical Partners (APP) is responsible for obtaining regulatory approval and marketing the product in North America.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.7 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

GlaxoSmithKline

Arixtra® reduced risk of death or recurrent heart attack in patients with acute coronary syndromes (ST Elevation Myocardial Infarction)

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Late-breaking Clinical Trial Results Presented at ACC 2006:

Atlanta, GA, 14 March, 2006 – GlaxoSmithKline plc (LSE and NYSE: GSK) announced today late-breaking clinical trial results of the OASIS 6 trial that compared its antithrombotic product *Arixtra* ® (fondaparinux sodium) to standard therapy in acute coronary syndrome (ACS) patients with ST elevation MI (STEMI).

The overall results of the study demonstrated superiority of fondaparinux to standard therapy (unfractionated heparin or placebo) in reducing risk of death or recurrent heart attack (risk reduction of 14% at day 30, p=0.008), with a significant reduction observed as early as day 9 (risk reduction of 17%, p=0.003). Furthermore, fondaparinux showed a significant reduction in all cause mortality (secondary endpoint) at day 9 (risk reduction 13%, p=0.043), which was maintained until the end of the study (risk reduction 12%, p=0.029). [1]

In OASIS 6, the incidence of severe haemorrhage at Day 9 was similar between fondaparinux and standard therapy treated patients. In addition, OASIS 6 showed that fondaparinux was associated with a significant net benefit-risk as assessed by the composite of efficacy and safety endpoints of death, recurrent MI and severe haemorrhage at all time points (at day 30 risk reduction was 14%, p=0.005).[1]

The OASIS 6 (Organization to Assess Strategies for Ischaemic Syndrome) trial evaluated more than 12,000 patients and was presented at the American College of Cardiology's (ACC) 55th Scientific Session in Atlanta, GA. OASIS 6 study results were also released online today in the Journal of the American Medical Association (JAMA). Please see http://jama.ama-assn.org/ for full manuscript.

"Results of OASIS 6 showed the benefit of fondaparinux for both morbidity and mortality and may prove to be a valuable treatment option for these ACS patients in the future," said Dr. Salim Yusuf, principal investigator of the study, and Professor of Medicine, McMaster University and Hamilton Heath Sciences, Ontario, Canada. "In addition, the bleeding incidences observed in OASIS 5 and 6, coupled with the efficacy outcomes, demonstrated that fondaparinux offered a positive net-benefit risk profile in patients across a range of ACS."

The OASIS 5 and 6 programmes studied over 32,000 patients worldwide. OASIS 6 results are broadly consistent with the large companion study OASIS 5 conducted in the acute treatment of patients with chest pain (unstable angina)/myocardial infarction (non-ST-segment elevation MI).[1,2]

Fondaparinux is not currently approved in any country for patients with ACS.

Acute Coronary Syndromes
ST-segment elevation myocardial infarction (STEMI) is one condition in the complex group of coronary diseases called ACS that account for about 2.5 million hospital admissions worldwide and are a major cause of mortality and morbidity in Western countries.[3] There are three main cardiac diseases that make up ACS conditions: unstable angina or chest pain, non ST-segment elevation myocardial infarction (NSTEMI), and STEMI; the latter two are also known as heart attacks.[4,5] STEMI is a severe heart attack in which there is irreversible myocardial damage as a result of insufficient blood supply to the heart muscle (or myocardial ischaemia).[5]

Approximately 3 million people worldwide are affected by ACS

annually.[6,7] People presenting with these conditions have an increased immediate and long-term risk of recurrent heart attack and cardiac death.[8]

"GSK is very excited to see the results of OASIS 6, a large scale trial that showed the benefit of fondaparinux for patients with this type of ACS," said Dr. Lawson Macartney, Senior Vice-President, Cardiovascular and Metabolic Medicine Development Centre, GlaxoSmithKline. "We look forward to submitting these data to regulatory authorities worldwide for review so that we may bring fondaparinux to physicians and patients for use in the treatment of ACS."

OASIS 6
The OASIS 6 programme is an international, randomised, double-blind study assessing the efficacy and safety of fondaparinux in patients with STEMI. OASIS 6 evaluated 12,092 patients in 447 sites across 41 countries.[9]

Patients were randomised to receive fondaparinux 2.5 mg once-daily subcutaneous injections for up to 8 days (6,036 patients) or standard therapy (UFH or placebo, 6,056 patients). Randomisation was dependent on whether there was an indication for UFH, based on investigator's judgement.[9]

All patients were followed for a minimum of 90 days and a maximum of 180 days.[9] Most patients also received a medicine or a medical procedure to help open a blocked heart artery.

The primary objective of the study was to evaluate whether *fondaparinux is superior to standard therapy (UFH or placebo) in* preventing death or recurrent myocardial infarction (MI) up to day 30 in patients with STEMI. The safety profile of fondaparinux compared with standard therapy was evaluated in terms of severe haemorrhage up to day 9.[9]

Secondary objectives included the evaluation of whether fondaparinux has a beneficial effect compared to standard therapy in preventing death or recurrent MI at day 9 and whether this was sustained up to day 90 and 180, as well as to evaluate whether fondaparinux was superior to standard therapy in preventing death, recurrent MI and refractory ischaemia at all time points. Minor and major bleeding as well as adverse events were included in secondary safety endpoints.[9]

FONDAPARINUX SODIUM
Fondaparinux is the first in a class of antithrombotics that selectively inhibits Factor Xa, a central protein in the coagulation process. In the treatment of thrombosis, Factor Xa plays a central role in the generation of thrombin, a protein in blood that facilitates blood clotting.

For more information about fondaparinux please visit www.gsk.com .

FOR EU MEDIA
Fondaparinux is approved for use in the European Union (EU) for the prevention of venous thromboembolism (VTE) in patients undergoing surgery for hip fracture (including extended prophylaxis), major knee surgery, and hip replacement; and in acutely ill medical patients who are immobilised and patients undergoing abdominal surgery who are considered at high risk of thromboembolic complications. Additionally, fondaparinux is indicated in the EU for the treatment of acute DVT and the treatment of acute PE, except in haemodynamically unstable patients or patients who require thrombolysis or pulmonary embolectomy.

Fondaparinux was first authorised for use in the EU in March 2002 for the prevention of VTE in patients undergoing major orthopaedic surgery of the lower limbs. Fondaparinux is registered in 27 European countries and is currently marketed in 16 countries across Europe. Approximately 500,000 people worldwide have received fondaparinux for prevention of VTE, and for treatment of acute deep vein thrombosis and pulmonary embolism.

FOR US MEDIA
Arixtra is the first selective inhibitor of Factor Xa, a protein central to the coagulation process. *Arixtra* is approved in the United States (U.S.) for the prevention of VTE, which includes DVT and PE, in patients undergoing surgery for hip fracture (including extended

prophylaxis), knee replacement, hip replacement, and in abdominal surgery patients who are at risk for thromboembolic complications. Additionally, *Arixtra* is indicated for the treatment of acute DVT when administered in conjunction with warfarin sodium and for the treatment of acute PE when administered in conjunction with warfarin sodium, when initial therapy is administered in the hospital.

Important Safety Information
Contraindications
In Europe and the United States, *Arixtra* is contraindicated in patients with severe renal impairment. In the United States, *Arixtra* is also contraindicated in patients weighing less than 50 kg (less than 110 lbs) who are undergoing major surgery of the lower limbs and abdominal surgery. *Arixtra* is contraindicated in patients with active major bleeding, bacterial endocarditis, and patients with hypersensitivity to fondaparinux sodium.

Warnings
When epidural/spinal anesthesia or spinal puncture is employed, patients anticoagulated with low-molecular-weight heparins, heparinoids or fondaparinux sodium are at risk of developing an epidural or spinal hematoma, which can result in long-term or permanent paralysis. The risk of these events may be higher with postoperative use of indwelling epidural catheters or concomitant use of drugs affecting hemostasis. Spinal/epidural anesthesia should not be used concurrently with *Arixtra* for the treatment of VTE (See BOXED warning in US Prescribing Information).

Arixtra is not intended for intramuscular administration.

Arixtra should be used with caution in all patient groups with increased risk of bleeding. This includes the elderly, and patients with moderate renal or severe hepatic impairment. In the EU, *Arixtra* should be used with caution in those patients weighing less than 50kg (less than 110lbs). *Arixtra* should not be co-administered with drugs that may increase the risk of bleeding.

The efficacy and safety of *Arixtra* in patients with heparin-induced thrombocytopenia type II has not been studied. Thrombocytopenia can occur during a treatment with *Arixtra* and if the platelet count falls below 100,000/mm3, *Arixtra* should be discontinued.

About GlaxoSmithKline
GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit **www.gsk.com** .

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.

Enquiries:

UKMedia enquiries:	Philip Thomson	(020) 8047 5502
	David Mawdsley	(020) 8047 5502
	Chris Hunter-Ward	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
US Media enquiries:	Michele Meeker	(919) 483 2839

	Mary Anne Rhyne	(919) 483 2839
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8047 5540
	Anita Kidgell	(020) 8047 5542
	Jen Hill	(020) 8047 5543
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

References:

1. Late-breaking clinical data: The Impact of Fondaparinux, a Synthetic Factor Xa Inhibitor on Mortality and Reinfarction in Patients with Acute ST Segment Elevation Myocardial Infarction: Results of the Michelangelo-OASIS 6 Trial. American College of Cardiology, 14 March 2006.
2. Efficacy and safety of fondaparinux compared to enoxaparin in 20,078 patients with acute coronary syndromes without ST segment elevation. The OASIS (Organisation to Assess Strategies in Acute Ischaemic Syndromes) - 5 Investigators. N Engl J Med. 2006; In Press
3. Acute Coronary Syndrome: Unstable Angina and Non-ST Segment Elevation Myocardial Infarction. British Medical Journal, 7 June 2003; 326:1259-1261.
4. Diagnosis of Acute Coronary Syndrome. American Family Physician, 1 July 2005, Volume 72, Number 1.
5. New Guidelines Emphasize Need for Speed When Chest Pain Strikes. American Heart Association Journal Report, 14 June 2004.
6. Acute MI, Cardium Study #49, Decision Resources, March 2003.
7. Acute Coronary Syndrome: NSTEMI, Cardium Study #2, Decision Resources, July 2005.
8. Yusuf S, Flather M, Pogue J, et al. Variations between countries in invasive cardiac procedures and outcomes in patients with suspected unstable angina or myocardial infarction without initial ST elevation. OASIS (Organisation to Assess Strategies for ischaemic Syndromes) Registry Investigators. Lancet 1998;352:507-14.
9. The Michelangelo Studies: OASIS 6 (STEMI). Population Health Research Institute.
(http://www.ccc.mcmaster.ca/oasis6/index.html).

Alchemia Offer for Meditech Research Limited

Investor Presentation

Tracie Ramsdale	CEO Alchemia
Ian Nisbet	CEO Meditech
Chris Neal	CFO Alchemia

March 2006

Overview

Creation of one of Australia's most progressive and accomplished biotechs

- exceptional people
- full product pipeline
- innovative science
- financial strength

Overview

Rationale

- Creates a company with a portfolio of opportunities at every stage of the drug development cycle – ranging from near term revenue (Synthetic Heparin) to medium and longer term candidates (HyCAMP™ Phase II trials, two Phase I completed and other early stage opportunities)
- Product and science synergies of combined carbohydrate based technologies
- Increased number of significant short to medium term milestones.
- Opportunity to unlock value of Meditech's assets
- Reduced risk profile

Key terms

- Offer of 1 Alchemia share for every 9 Meditech shares held, valuing Meditech at $16.9 Million, based on an Alchemia 30 day VWAP of $1.207
- Values Meditech shares at $0.134, a 38% premium to Meditech closing price on 8th March 2006
- Off market bid, 100% takeover offer for Meditech
- Unanimously recommended by the Meditech board, in the absence of a superior proposal

Benefits of a combined Alchemia and Meditech

- Full product pipeline providing multiple revenue opportunities at every stage of the development cycle (near, medium and long-term)
- Financial strength and commercial expertise to accelerate development of, and achieve greater value for, Meditech assets
- Strengthened management team with strong US industry experience
- Two proprietary drug discovery platforms presenting enhanced partnering opportunities – VAST™ and HyACT™
- Leverage existing significant strategic partnerships – Dow, APP & Novozymes
- Superior growth prospects and clearly defined growth strategy
- Meditech has strong preclinical and clinical expertise which will accelerate the development of Alchemia's drug discovery opportunities

Benefits of a combined Alchemia and Meditech

- Increased and more regular news flow arising from higher number of short to medium term milestones
- Increased market appeal, including offshore – enhanced liquidity of stock
- Increased near to medium term revenue potential from additional partnership opportunities presented by expanded product pipeline
- Risk mitigation of development opportunities through a balanced portfolio of early to late stage products
- Near term revenue opportunity with Synthetic Heparin on track for 2008 market launch
- Strong financial position

Key offer terms

- Meditech shareholders will receive 1 Alchemia share for every 9 Meditech shares
  - equates to offer price of 13.4 cents a share, values Meditech at $16.9 Million
  - premium to 30 day VWAP of 36%
- Off market bid
  - Unanimous recommendation of Meditech board
  - No significant regulatory approvals required
- Key conditions
  - 90% minimum acceptance condition
- Meditech shareholders will own 10% of Alchemia assuming 100% acceptance
- Alchemia to provide up to $2Million short term financial support to Meditech
- Options – Meditech option holders to be offered options in Alchemia on pro-rata terms (or an equivalent alternative where a disclosure document would be required for such offers)
- Timetable
  - Bidders statement lodgement – targeted for the week beginning 13 March 2006
  - Offer opens – targeted for the week beginning 27 March 2006
  - Offer closes – at least one month after the Offer opens

Meditech overview

Company	• Capitalisation – \$12.2 Million • Shares on issue – 125.8 Million • ASX code MTR
Drug delivery technology – HyACT™	• HyACT™ – hyaluronic acid chemotransport technology • Delivers anti-cancer agents to tumours • Applied to cytotoxic anti-cancer drugs • Established cancer therapies can be made safer and/or more effective
Clinical trials	• HyCAMP™ currently in Phase II – complete 2HCY '06 • Two Phase I trials complete – HyDOX™ and HyFIVE™ • Phase I trials demonstrate improved safety over stand alone drug
Portfolio of quality development opportunities	• Applicable to multiple drug opportunities, including – Proprietary – opportunity to extend commercial life – Generic – new formulations – Fallen angel – products shelved due to poor safety or IP protection

Meditech overview
Delivery Technology – HyACT™


Hyaluronate (HA)
Anti-cancer drug
HA with entrapped drug binds to cancer cells via HA receptors thereby delivering the drug directly to cancer cells.
The anti-cancer drug is entrapped within the HA matrix.
Healthy cancer cell
Unhealthy cancer cell
Dead cancer cell

Meditech overview

Lead product – HyCAMP™

- Hyaluronic Acid formulation of Camptosar® (irinotecan)
- Camptosar® sales (Pfizer) in 2005 = US$910M
- Currently in Phase II trial in Australia
- Trial involves 86 patients with metastatic colorectal cancer – fully accrued in 1H 2006
- Trial completion expected in 2nd half calendar 2006
- Successfully completed a Phase I/IIa clinical trial
  - good safety profile with evidence for reduced toxicity
- IND (Investigational New Drug application) planned for mid-2006
- Expected to commence pivotal Phase III trial in H2 of 2007

Benefits of Merger

Benefits to Meditech shareholders

1. Attractive premium
2. Alchemia's ability and track record in achieving scientific and financial milestones, which has driven share price appreciation of more than 130% since June 2005
3. Meditech is likely to require highly dilutive financing in 2006 to maintain ongoing operations

Benefits to Meditech and Alchemia shareholders

1. Alchemia has the financial and commercial strength to deliver on Meditech projects
2. Significant early revenue stream from Synthetic Heparin, scheduled for 2008 market launch
3. Reduced risk profile via expanded product pipeline and expertise
4. Synergies between Alchemia discovery platform & Meditech delivery platform
5. Increased market coverage and enhanced liquidity

Benefits to Meditech shareholders

1. Attractive premium
   - Current MTR price – 9.7 cents
   - 52 week high and low – 18 to 8.2 cents
   - Premium to current price
   - Premium to 30 day and 60 day VWAP



$0.150
$0.125
$0.100
$0.075
$0.050
$0.025
$0.000
Implied Offer Price $0.134
28% premium
$0.097
$0.098
$0.105
Closing Price March 8th
30 Day VWAP
60 Day VWAP



Meditech
ASX-200
2
1.5
1
0.5
30-Jun-05
30-Jul-05
30-Aug-05
30-Sep-05
30-Oct-05
30-Nov-05
30-Dec-05
30-Jan-06
28-Feb-06

MTR shareprice from June 2005

Benefits to Meditech shareholders

2. Alchemia's ability and track record in achieving scientific and financial milestones
   - Share price appreciation of more than 130% since June 2005
   - Strong institutional support
   - Analyst coverage (ABN AMRO Morgans, BioShares, Intersuisse, Southern Cross Equities)
   - Level 1 NASDAQ ADR program


Alchemia
ASX-200
3
2.5
2
1.5
1
0.5
30-Jun-05
30-Jul-05
30-Aug-05
30-Sep-05
30-Oct-05
30-Nov-05
30-Dec-05
30-Jan-06
28-Feb-06

Alchemia shareprice from June 2005

Benefits to Meditech shareholders

3. Meditech is likely to require highly dilutive financing in 2006 to maintain ongoing operations

    - Meditech working capital position is constrained
    - Financing in current environment likely to be highly dilutive
    - Alchemia to provide a short term secured loan facility of up to $2Million to Meditech to continue HyCAMP™ Phase II clinical trials

Benefits to Meditech & Alchemia shareholders

1. Alchemia has the financial strength to deliver on Meditech projects
   - Alchemia cash on hand $32.7Million and $10.7Million in grants as at December 2005
   - Near term Synthetic Heparin revenue – 2008 FY
   - Modest dilution to Alchemia shareholders more than compensated by strong value creation potential
   - Significant returns can be achieved by taking program(s) forward to successful completion of Phase II

Benefits to Meditech & Alchemia shareholders

2. Significant early revenue stream from Synthetic Heparin, scheduled for 2008 market launch
   - Entering into blockbuster worldwide heparin market currently valued at $US3Billion +
   - Pilot scale campaign complete – validates commercial manufacture
   - Strong industry partners in APP and Dow – 50/50 profit share
   - Commercial manufacture – commences during 2006
   - All future costs to market funded by APP
   - ANDA (Abbreviated New Drug Application) filing scheduled for December 2006
   - Market launch anticipated early 2008

Benefits to Meditech & Alchemia shareholders

3. Reduced risk profile
   - Full pipeline of early, mid and late stage opportunities
   - Near term, sizeable revenue opportunity
   - Financial capacity of Alchemia
   - Combined management strength
   - Multiple additional early stage revenue opportunities from partnering
   - Risk profile of Meditech candidates fits between a generic therapeutic and new chemical entities of Alchemia's drug discovery platform

Benefits to Meditech & Alchemia shareholders

4. Synergies between platform technologies
   - Alchemia's discovery platform (VAST™) and Meditech's delivery platform (HyACT™) provide a powerful combination for the discovery and development of new therapeutics


VAST™ drug - eg ACL16907

+


HyACT™

= new therapies for cancer/AMD*

* Age related macular degeneration

Benefits to Meditech & Alchemia shareholders

5. **Increased market coverage and enhanced liquidity**
   - Full pipeline of early, mid and late stage opportunities
   - Near term, sizeable revenue opportunity
   - Scientific and management strength
   - Increased and more regular newsflow arising from higher number of short and medium term milestones
   - Level 1 ADR in place and plans to implement Level 2 NASDAQ listing
   - Combined entity will be be a more attractive proposition for US investors

Alchemia overview

Company	• Listing date - December 2003 • Capitalisation - $154Million • Shares on issue - 125.9 Million • Cash $32.7Million (December 2005)
Synthetic Heparin - first drug to market in 2008	• Strong partners - Dow and American Pharmaceutical Partners • Blockbuster potential • Competitive advantages in both cost and therapeutic benefit • 50 / 50 profit share with both partners • Future commercialization costs funded by APP • Pilot campaign complete - commercial manufacture - commences 2006 • Generic drug - low regulatory risk and faster approval time
Portfolio of quality drug discovery and development opportunities	• Platform technology - multiple opportunities • First product into clinical trials in 2006 • Well validated and commercially attractive targets - GPCRs (G-protein coupled receptors)
Management track record	• Delivered on milestones • Met financial targets • Share price growth - 76 % growth since listing

Alchemia overview

Heparin Family of drugs	• Worldwide sales 2004 — $US3.5Billion • US sales (% of worldwide) — 48% • Sales growth 04 v 03 — 17% • 2008 projected — $US4.1Billion • Lovenox (Aventis) – LMWH — $US2.5Billon (2005) • Arixtra® (GSK) – Synthetic Heparin 2005 Actual — $US44Million 2008 Projected — $US345–600Million
APP (NASDAQ: APPX)	• Sales & marketing partner • 2nd largest supplier of US hospital injectables • Capitalisation Feb 2006 – $US2Billion • Average ANDA approval time ~8 months • 50 / 50 profit share • Funding commercialisation
Dow (NYSE: DOW)	• Manufacturing partner • One of the world's largest chemical companies • Annual sales of $US40Billion • Capitalisation Feb 2006 – $US41Billion • 50 / 50 profit share

Alchemia overview

Synthetic Heparin Timeline

Feb 2006	2006	Dec 2006	2008 FY	2012 FY	2021
Pilot campaign complete	Dow commences commercial production Milestone payment to ACL	Arixtra® FDA market exclusivity expires ANDA application filed by APP	FDA approval Arixtra® final 30% of Lovenox® indications approved = $US800Million of sales Market launch – US, Australia	EU market exclusivity expires Market launch – Europe	Patent expires

Merged product portfolio

Alchemia Meditech

Products	Therapeutic Area	Process Development	Scale up	ANDA	Market	Partner
Synthetic Heparin	VTE		Complete	2006	2008	Dow APP

Products	Therapeutic Area	Research	Preclinical	Phase 1	Phase 2	Phase 3	Scale up	NDA	Market	Partner
HyCAMP™	Metastatic colorectal cancer				2006	2007				Novozymes
HyDOX™	Metastatic cancers			Complete	2008					
HyFIVE™	Metastatic colon cancer			Complete						
ACL16907	Oncology			2007	2008					
VAST™ Research	AMD / DR			2008						
VAST™ Research	GPCR targets									
Antibiotics	Nosocomial infections									
HyMEX™	Breast cancer									
HAS-2	Breast cancer									
HA conjugates	Anticancer									
Solarase	Sunspots									Skyepharma

Combined news flow



Alchemia
Results from animal efficacy testing of antibiotic compounds
Dow commences commercial production of Synthetic Heparin - milestone payment
IND filed for ACL16907
APP files ANDA for Synthetic Heparin
Phase I studies ACL16907
Commence Phase IIa studies with ACL16907
Market launch of Synthetic Heparin
2006
2007
2008
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
AACR preclinical data for new HyACT™ products
IND submission for HyCAMP™
Phase II HyCAMP™ study complete
ASCO presentation of HyCAMP™
Advance HyCAMP™ to pivotal Phase III study
Meditech

Risk mitigation

Integration	• Small number of staff • Complementary expertise and experience • Locations and facilities retained • Not complex
Drug discovery & Development	• No clinical trials required for Synthetic Heparin • HyCAMP™ results from clinical trials positive to date • Risk diversification through deeper pipeline
Cash burn	• Synthetic Heparin revenue stream in 2008 • Multiple short term partnership opportunities • Drug discovery expenditure is discretionary – expenditure to be prioritised to most valuable projects

Why Meditech shareholders should accept?

1. Attractive premium
2. Alchemia's ability and track record in achieving scientific and financial milestones, which has driven share price appreciation of more than 130% since June 2005
3. Meditech is likely to require highly dilutive financing in 2006 to maintain ongoing operations
4. Alchemia has the financial and commercial strength to deliver on Meditech projects
5. Significant early revenue stream from Synthetic Heparin, scheduled for 2008 market launch
6. Reduced risk profile via expanded product pipeline
7. Synergies between Alchemia discovery platform & Meditech delivery platform
8. Increased market coverage and enhanced liquidity

End of Presentation



Alchemia

RECEIVED

2008 MAY 28 A 9:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

9 March 2006

ASX ANNOUNCEMENT/ MEDIA RELEASE

Alchemia and Meditech to merge

Alchemia Limited (ASX: ACL) and Meditech Research Limited (ASX: MTR) today announced a proposal to merge by way of an off-market takeover bid by Alchemia for Meditech.

The combination of Alchemia and Meditech will create a substantial drug development company with an extensive pipeline of products, a strong financial position and an experienced management team.

The merger proposal has the unanimous support of the Meditech Board, which intends to recommend the offer to Meditech shareholders in the absence of a superior proposal.

All the Directors of Meditech who hold Meditech shares or options will accept Alchemia's offer in respect of their shareholdings and option holdings in the absence of a superior proposal.

Summary of proposal

- Alchemia to offer Meditech shareholders one Alchemia share for every nine Meditech shares, valuing Meditech at $16.9 million based on an Alchemia's 30 day VWAP of $1.207.
- Based on Alchemia's 30 day VWAP the offer represents:
  - a 38% premium to Meditech's closing share price on 8 march of $0.097; and
  - a 36% premium to Meditech's 30 day volume weighted average price of $0.098.
- Alchemia's offer is subject to standard conditions including Alchemia obtaining acceptances to provide it with relevant interests in more than 90% of the Meditech shares on issue. Full details of the offer conditions are outlined in *Appendix One*
- During the bid period Alchemia will provide financial support for Meditech's ongoing operations in the form of a short term secured loan of up to $2 million. Further details about the loan facility are set out in *Appendix Two*.
- Alchemia and Meditech have entered into Bid Implementation Agreement which provides for the payment of a break fee by either company in certain circumstances, and a no solicitation undertaking by Meditech. A summary of the agreement is contained in *Appendix Three*.

Overview

Alchemia Chief Executive Officer, Tracie Ramsdale, said the combined group will have exceptional people, a high quality product pipeline and innovative technology.

"The Alchemia Board believes Meditech will be an excellent addition to Alchemia's growing drug development and discovery portfolio," Ms Ramsdale said.

"Meditech has a product in Phase II clinical trials in metastatic colorectal cancer patients and two anti-cancer products that have satisfactorily completed phase I trials. These products complement Alchemia's early and late stage revenue generating opportunities. Meditech's products are based on an advanced technology that is applied to improve existing approved anticancer agents, thereby potentially accelerating the development pathway."

Meditech Chief Executive Officer, Dr Ian Nisbet, said the merger with Alchemia was consistent with Meditech's strategic plan and was a critical step in building a strong, internationally-competitive biotech company.

"This offer substantiates the Meditech Board's consistent view of the value of the company, its technology and its people. We will be working with Alchemia to ensure that this offer is put to shareholders as soon as possible," Dr Nisbet said.

Key drivers of merger

- The combined company will have substantial expertise in drug discovery, preclinical development and early clinical development; and a strong, experienced management team.
- Meditech's products complement Alchemia by filling out its product pipeline. Meditech's assets in clinical trials are at an earlier stage of development than Alchemia's Synthetic Heparin but are significantly more advanced than Alchemia's other drug discovery opportunities.
- Alchemia has the financial and commercial strength to aggressively pursue and add significant value to Meditech's development projects.
- The merger brings together two companies with technology platforms based on carbohydrates. The chemistry expertise of Alchemia complements the biology expertise of Meditech.
- Meditech has strong preclinical and clinical expertise which will accelerate the development of Alchemia's drug discovery opportunities.
- The combined group will have a balanced portfolio which mitigates the risk of single product failure.
- The merger creates an increased number of significant short to medium term milestones.
- The merged company will have the ability to leverage its existing strong industry partnerships.
- The combined company, which will boast one of the best balanced pipelines in the Australian biotech industry, would be expected to be viewed as an attractive prospect, particularly by offshore investors, leading to increased liquidity. In addition to its scientific and management strengths, the company will have an attractive pipeline consisting of Synthetic Heparin, one drug candidate in Phase II clinical trials, two candidates that have completed Phase I trials and another that is planned to commence Phase I trials at the end of 2006.

The offer provides a number of material benefits to Meditech's shareholders.

- Near term value is obtained because their Meditech shares will translate into Alchemia shares at a conversion rate that represents an attractive premium over the current market price.
- Longer term value is obtained through Alchemia's financial strength which can accelerate the development of, and achieve greater value for, Meditech's most advanced product, HyCAMP™, as well as other leads in the pipeline.
- Alchemia is also providing a short term loan facility for up to $2 million to ensure Meditech is able to continue its operations through the bid period.
- In addition, by accepting Alchemia's offer, Meditech shareholders will become shareholders in a larger well-financed company with substantial medium and long term growth potential through:
  - A strong balance sheet with substantial cash and greater access to capital markets
  - Early cash flow from Synthetic Heparin, which is due to be launched in the United States in 2008
  - A solid growth platform from Alchemia's portfolio of quality assets in early and late stage development;
  - A significant reduction in investment risk;

- Increased market presence and liquidity; and
- Experienced management with a successful track record in developing and operating drug development businesses.

After the merger is completed one Meditech director will join the Alchemia Board as a Non-executive Director. Dr Nisbet and Chief Scientific Officer, Tracey Brown, will be offered senior positions within the merged group. The merged company will retain both its Brisbane and Melbourne operations for the foreseeable future.

Bidder's Statement
Alchemia anticipates that its bidder's statement will be lodged with Australian Securities and Investment Commission and sent to Meditech shareholders shortly. After the despatch of the bidder's statement, the offer will remain open for at least one month.

Advisors

ABN AMRO Morgans is financial advisor and Allens Arthur Robinson is legal advisor to Alchemia.

Global Markets Capital Group, LLC is financial advisor and Blake Dawson Waldron is legal advisor to Meditech.

Further information:

Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Ph: 07 3340 0200

Ian Nisbet
Chief Executive Officer
Meditech Research Limited
Ph: 03 9296 2027

Chris Neal
Chief Financial Officer
Alchemia Limited
Ph: 07 3340 0200

Media enquiries:

Josie Brophy
Phillips Group
Ph: 07 3230 5000

About Alchemia

Alchemia is listed on the Australian Stock Exchange with a market capitalisation of $154 million. It is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic injectable anti-thrombotic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics.

Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with the branded drug Arixtra®, providing Alchemia with a potentially significant market share of the $US3 billion-plus worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

About Meditech

Meditech is listed on the Australian Stock Exchange with a market capitalisation of $12.2 million. It is a development stage, biotechnology company focused on developing and commercialising drugs that improve the health and quality of life of patients with cancer and other chronic diseases.

The company has internationally recognised expertise in carbohydrate based therapies, particularly products based upon the glycosaminoglycan, hyaluronic acid. Building on this expertise, Meditech has created its patented HyACT™ (Hyaluronic Acid Chemotransport Technology) platform which it is applying to the development of improved formulations of cytotoxic drugs.

The most advanced product is HyCAMP™, Meditech's proprietary formulation of irinotecan and hyaluronic acid, which is in a Phase II clinical trial in metastatic colorectal cancer patients. In addition to HyCAMP™, Meditech has taken the anti-cancer products HyDOX™ (doxorubicin and hyaluronic acid) and HyFIVE™ (5-fluorouracil and hyaluronic acid) into clinical testing.

Appendix One – Conditions of the Offer
The offer is subject to the fulfilment of the following conditions:

1. Minimum acceptance

During, or at the end of, the offer period, Alchemia and its associates together have relevant interests in at least 90% of Meditech's shares.

2. Other regulatory approvals

Before the end of the offer period, Alchemia receives all approvals :

(a) that are necessary to permit the offer to be lawfully made to, and accepted by, Meditech shareholders; or

(b) that are required as a result of the offer or the acquisition of Meditech shares by Alchemia and are necessary for the continued operation of the business of Meditech, or of the Alchemia Group, substantially on the same terms as the relevant business is conducted at the date of the bidder statement,

in each case on an unconditional basis or on the basis of conditions that impose only non-material requirements incidental to the approval, and, at the end of the offer period, all of those approvals remain in full force and effect in all respects and are not subject to any notice or indication of intention to revoke, suspend, restrict, modify or not renew those approvals.

3. No regulatory actions

Between the announcement date and the end of the offer period (each inclusive):

(a) there is not in effect any preliminary or final decision, order or decree issued by a public authority;

(b) no action or investigation is announced, commenced or threatened by any public authority; and

(c) no application is made to any public authority (other than by Alchemia or any of its associates),

in consequence of or in connection with the offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose, or in exercise, of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the offer or the acquisition of shares under the offer, or seeks to require the divestiture by Alchemia of any shares, or the divestiture of any material assets of the Meditech Group or the Alchemia Group.

4. No material adverse change

Before the end of the offer period, no event, change or condition occurs, is announced or becomes known to Alchemia (whether or not it becomes public) where that event, change or condition has had, or could reasonably be expected to have, either individually or in aggregate with all such events, changes or conditions, a material adverse effect:

(a) on the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole; or

(b) on the status or terms of arrangements entered into by the Meditech Group, or on the status or terms of any approvals, licences or permits from public authorities applicable to the Meditech Group,

except to the extent that such events, changes and conditions have been publicly announced by Meditech or otherwise disclosed in public filings by Meditech or any of its subsidiaries prior to the announcement date.

5. No material defect in Meditech public filings

Alchemia does not become aware, during the period from the announcement date to the end of the offer period (each inclusive), that any document filed by or on behalf of Meditech, or by or on behalf of any person in relation to Meditech, with ASX or ASIC contains a statement which is incorrect or misleading in any material particular or from which there is a material omission where that statement or omission has had, or could reasonably be expected to have, either individually or in aggregate with all such events, changes or conditions, a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole.

6. No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by Meditech before the announcement date, none of the following events occurs during the period from the announcement date to the end of the offer period (each inclusive):

(a) Meditech or any subsidiary of Meditech acquires, offers to acquire, enters into an option to acquire or agrees to acquire one or more entities, businesses or assets (or any interest in one or more entities, businesses or assets) for an amount in aggregate greater than $100,000, or announces an intention to enter into such an acquisition, offer, option or agreement;

(b) Meditech or any subsidiary of Meditech disposes of, offers to dispose of, enters into an option to dispose of or agrees to dispose of any interest, or of any subsidiary with an interest, for an amount in aggregate greater than $100,000, or announces an intention to enter into such a disposition, offer, option or agreement; or

(c) Meditech or any subsidiary of Meditech enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the Meditech Group or would involve a member of the Meditech Group incurring or committing to any liability (including with respect to indebtedness or capital expenditure) of an amount which is, in aggregate, more than $250,000, other than in the ordinary course of business, or announces an intention to make such an offer or enter into such an agreement.

7. Non-existence of certain rights

That no person other than a member of the Alchemia Group:

(a) has any right or obligation; or

(b) before the end of the offer period is granted any right or obligation,

whether subject to conditions or not and including as a result of the offer or acceptances under the offer, to:

(c) terminate or vary or exercise any right under any agreement with Meditech or any Meditech subsidiary which would result or would be reasonably likely to result in a material change in the business, assets, liabilities, financial or trading position, profitability or prospects of the Meditech Group, taken as a whole; or

(d) provide any financial accommodation to or for the account of Meditech or any of its subsidiaries unless:

(i) such arrangements are capable of being terminated by Meditech on not more than 3 months notice; and

(ii) the total actual or contingent liability of the Meditech Group arising in any way out of the termination of such arrangements (including any payment required to exercise the right of termination), other than the liability to repay any advances already made to it and interest accrued on the advances at no more than arms length commercial rates, would not and does not exceed $100,000,

except to the extent such a right or obligation has been disclosed by Meditech and appears on the public record of a public authority prior to the announcement date, and is not varied after that date.

8. Dividends

Between the announcement date and the end of the offer period (each inclusive), Meditech does not make or declare any distribution (whether by way of dividend or otherwise and whether in cash or in specie).

9. No prescribed occurrences

During the period from the date of the bidder's statement to the end of the offer period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(a) Meditech converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Meditech or a subsidiary of Meditech resolves to reduce its share capital in any way;

(c) Meditech or a subsidiary of Meditech enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(d) Meditech or a subsidiary of Meditech issues shares (other than as a result of the exercise of Meditech options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(e) Meditech or a subsidiary of Meditech issues, or agrees to issue, convertible notes;

(f) Meditech or a subsidiary of Meditech disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) Meditech or a subsidiary of Meditech charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Meditech or a subsidiary of Meditech resolves to be wound up;

(i) a liquidator or provisional liquidator of Meditech or of a subsidiary of Meditech is appointed;

(j) a court makes an order for the winding up of Meditech or of a subsidiary of Meditech ;

(k) an administrator of Meditech or of a subsidiary of Meditech is appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Meditech or a subsidiary of Meditech executes a deed of company arrangement; or

(m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Meditech or a subsidiary of Meditech .

The full text of these conditions will be set out in the bidder's statements. Alchemia reserves the right to waive any or all of these conditions in accordance with the Corporations Act.

Appendix Two – Outline of Terms of the Loan Agreement

The main terms of the loan agreement are:

1. Alchemia agrees to lend up to $2,000,000 to Meditech. Meditech is entitled to make monthly drawdowns, each in an amount of up to $400,000.
2. Each drawdown under the facility must be expended on working capital.
3. Interest is charged at a rate of 9% per annum, on the balance owing from time to time.
4. Meditech is entitled to make drawdowns until the earliest of:
   (a) 30 November 2006;
   (b) the date Alchemia's offer expires with a condition not being satisfied or waived, or is withdrawn under the Corporations Act;
   (c) the date Meditech obtains finance from anyone else (except for other finance which in aggregate does not exceed $200,000); and
   (d) the date Meditech receives a takeover offer from another party that is not recommended against by all of Meditech's directors within 7 days.
5. Meditech must repay all drawings under the facility in full by the earliest of:
   (a) 7 days after the date Meditech obtains finance from anyone else (except for other finance which in aggregate does not exceed $200,000);
   (b) 45 days after Meditech receives a takeover offer from anyone else that is recommended to its shareholders by its board; and
   (c) the date 120 days after Alchemia's offer expires with a condition unsatisfied or unwaived, or is withdrawn under the Corporations Act.
6. As security for the facility, Meditech is granting a fixed and floating charge over all its assets in favour of Alchemia.

Appendix Three – Outline of Terms of the Bid Implementation Agreement

The main terms of the bid implementation agreement are:

7. Meditech agrees to pay a fee of $160,000 (plus any amount of GST payable) if:

   (a) a competing proposal is announced or open for acceptance and a person acquires an interest in all or substantial part of the assets of Meditech or an interest in more than 10% of the voting shares of Meditech and, in the case of a bid, the competing proposal becomes free from all defeating conditions; or

   (b) all of the directors of Meditech do not recommend the Alchemia transaction or any director withdraws a recommendation of the Alchemia transaction except where the Alchemia share price falls below $0.50 and the S&P/ASX 200 index is above 4375; or

   (c) Meditech or a director of Meditech breaches a condition of the Alchemia bid (or causes a condition to be breached) in a material respect.

8. Alchemia agrees to pay a fee of $160,000 (plus any amount of GST) if:

   (a) it withdraws the bid, or fails to make offers under the bid, other than where it is permitted to do so by reason of the breach of a condition of the bid or in accordance with section 652B of the Corporations Act; or

   (b) it or any of its directors does (or omits to do) anything which results in a material breach of certain conditions of the bid (and it does not declare the bid free of the breached condition).

9. Both parties agree to use their best endeavours to dispatch the bidder's statement and target's statement together.

10. For 60 days after the date of the agreement, Meditech must not:

    (a) solicit, initiate or encourage, participate in any negotiations or discussions or provide any information with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make or consider the making of a competing proposal;

    (b) accept or enter into any agreement, arrangement or understanding regarding a competing proposal; or

    (c) disclose any information about the business or affairs of Meditech to a third party other than in the ordinary course of business or as required by law or under certain existing contractual obligations.

    Meditech must also notify Alchemia of any approach which may lead to a competing proposal.

    The above terms do not require or prohibit any action by Meditech if its compliance with the terms would constitute a breach of the duties of the directors of Meditech.

11. Meditech must cease any existing discussions or negotiations relating to any competing proposal or a transaction which might reduce the likelihood of success of the Alchemia bid.

12. Alchemia proposes to make separate offers to each holder (***Optionholder***) of options to acquire shares (***Meditech Options***) to exchange Meditech Options with options over Alchemia shares (***Alchemia Options***) where such offers do not need disclosure under Part 6D.2 of the Corporations Act. If such offers do require disclosure under the Corporations Act, Alchemia is to make an alternative offer of an equivalent value.

Each Optionholder will be offered an option to subscribe for one Alchemia share for every nine Meditech Options held. The exercise price of the Alchemia Options will be nine times the exercise price of the relevant Meditech Option, but otherwise the terms of the options will be substantially the same as the Meditech Options.

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 3, 2006 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 17, 2006 the following constituent additions and deletions will take place in the S&P/ASX 200 and related indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.

REMOVALS

TEN	TEN NETWORK HOLDINGS LIMITED

S&P/ASX 200

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
BDG	BENDIGO MINING LIMITED
BOL	BOOM LOGISTICS LIMITED
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET

REMOVALS

MYO	MYOB LIMITED
AUW	AUSTRALIAN WEALTH MANAGEMENT LIMITED
PBB	PACIFICA GROUP LIMITED
VCR	VENTRACOR LIMITED
PTD	PEPTECH LIMITED
AEO	AUSTEREO GROUP LIMITED
THG	THAKRAL HOLDINGS GROUP

S&P/ASX 300

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET
AUN	AUSTAR UNITED COMMUNICATIONS LIMITED
BMX	BEMAX RESOURCES NL
BTA	BIOTA HOLDINGS LIMITED
MFS	MFS LIMITED
MMGCA	MACQUARIE MEDIA GROUP
MPF	MULTIPLEX ACUMEN PROPERTY FUND
PXS	PHARMAXIS LTD
QGC	QUEENSLAND GAS COMPANY LIMITED
RAT	RUBICON AMERICA TRUST
REU	RUBICON EUROPE TRUST GROUP
RNYCA	RECKSON NEW YORK PROPERTY TRUST
SBM	ST BARBARA LIMITED

REMOVALS

THG	THAKRAL HOLDINGS GROUP
PMC	PLATINUM CAPITAL LIMITED
REB	REBEL SPORT LIMITED
BRZ	BRAZIN LIMITED
CLO	CLOUGH LIMITED
NAL	NORWOOD ABBEY LIMITED
AZZ	ANTARES ENERGY LIMITED
CIX	CALLIDEN GROUP LIMITED
CMQ	CHEMEQ LIMITED
KYC	KEYCORP LIMITED
DRA	DRAGON MINING NL
SDI	SDI LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
SFC	SCHAFFER CORPORATION LIMITED
SRX	SIRTEX MEDICAL LIMITED
AGX	AGENIX LIMITED

All Ordinaries

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET
BMX	BEMAX RESOURCES NL
MFS	MFS LIMITED
MMGCA	MACQUARIE MEDIA GROUP
PXS	PHARMAXIS LTD
QGC	QUEENSLAND GAS COMPANY LIMITED
RAT	RUBICON AMERICA TRUST
REU	RUBICON EUROPE TRUST GROUP
RNYCA	RECKSON NEW YORK PROPERTY TRUST

SBM	ST BARBARA LIMITED
ACL	ALCHEMIA LIMITED
AEZCA	APN/UKA EUROPEAN RETAIL TRUST
AHE	AUTOMOTIVE HOLDINGS GROUP LIMITED
AOE	ARROW ENERGY NL
ATR	ASTRON LIMITED
AXQ	ALLCO MAX SECURITIES AND MORTGAGE TRUST
AZA	ANZON AUSTRALIA LIMITED
BEI	BABCOCK & BROWN ENVIRONMENTAL INVESTMENTS LIMITED
CHX	CH4 GAS LIMITED
FZN	FONE ZONE GROUP LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND
IRN	INDOPHIL RESOURCES NL
ITF	INTEGRATED TREE CROPPING LIMITED
MDL	MINERAL DEPOSITS LIMITED
NHR	NATIONAL HIRE GROUP LIMITED
OPL	ORCHARD PETROLEUM LIMITED
PPC	PEET & COMPANY LIMITED
REA	REALESTATE.COM.AU LIMITED
REF	REVERSE CORP LIMITED
OCL	OBJECTIVE CORPORATION LIMITED
IBT	IBT EDUCATION LIMITED
SEM	SELECT MANAGED FUNDS LIMITED
APZ	ASPEN GROUP
TGP	TRAFALGAR CORPORATE GROUP
CDD	CARDNO LIMITED
WCB	WARRNAMBOOL CHEESE & BUTTER FACTORY CO.HOLD.LTD
POH	PHOSPHAGENICS LIMITED
DMP	DOMINO'S PIZZA AUSTRALIA NEW ZEALAND LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
PGA	PHOTON GROUP LIMITED
ESV	ESERVGLOBAL LIMITED
AQA	AQUILA RESOURCES LIMITED
SYN	ST SYNERGY LIMITED
APD	APN PROPERTY GROUP LIMITED
MMS	MCMILLAN SHAKESPEARE LIMITED
BEC	BECTON PROPERTY GROUP LIMITED
CIFCA	CHALLENGER INFRASTRUCTURE FUND

REMOVALS

AGX	AGENIX LIMITED
GDM	GOLDSTREAM MINING NL
LYC	LYNAS CORPORATION LIMITED
AJL	AJ LUCAS GROUP LIMITED
ALK	ALKANE EXPLORATION LIMITED
AAU	ADCORP AUSTRALIA LIMITED
ABI	AMBRI LIMITED
CMI	CMI LIMITED.
UNI	UNILIFE MEDICAL SOLUTIONS LIMITED
MPH	MAGNA PACIFIC (HOLDINGS) LIMITED
MUL	MULTIEMEDIA LIMITED
BLT	BENITEC LIMITED
IAS	INTERNATIONAL ALL SPORTS LIMITED
ETW	EVANS & TATE LIMITED
TIR	TITAN RESOURCES LIMITED
SRI	SIPA RESOURCES LIMITED
QPX	QPSX LIMITED

PLT	POLARTECHNICS LIMITED
AMH	AMCIL LIMITED
ALU	ALTIUM LIMITED
ADA	ADACEL TECHNOLOGIES LIMITED
LOK	LOOKSMART LIMITED
CAG	CAPE RANGE WIRELESS LIMITED
CIR	CIRCADIAN TECHNOLOGIES LIMITED
IWI	INTERNATIONAL WINE INVESTMENT FUND (THE)
TAW	TAWANA RESOURCES NL
OEC	ORBITAL CORPORATION LIMITED
SMC	STRATEGIC MINERALS CORPORATION NL
TMO	TOMATO TECHNOLOGIES LIMITED
TKR	TRIAKO RESOURCES LIMITED
OMI	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
KRS	KRESTA HOLDINGS LIMITED
PBT	PRANA BIOTECHNOLOGY LIMITED
HLD	HOMELEISURE LIMITED
IHG	INTELLECT HOLDINGS LIMITED
CMP	COMPUMEDICS LIMITED
PSG	PALM SPRINGS LIMITED
OTT	OPEN TELECOMMUNICATIONS LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 6000 employees located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

For more information contact:
Jason Hill, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Terry Ng, Index Services
(61) 2 9255 9870 Tel

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	89,432
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.64 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	120,535,008	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		1,652,000	Options held by non-employee
		3,243,500	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 03rd March 2006

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

ALCHEMIA LIMITED
(ABN 43 071 666 334)

APPENDIX 4D
31 DECEMBER 2005 HALF YEARLY ASX REPORT

Results for Announcement to the Market		% Change from Dec 2004	Six months to 31 December 2005 $000
Revenues from ordinary activities	Up	10.69%	549
Profit/(Loss) before interest, income tax, depreciation and amortisation (EBITDA)	Up	50.60%	(7,101)
Profit/(Loss) before interest and income tax expense (EBIT)	Up	43.20%	(7,667)
Profit/(Loss) from ordinary activities after tax attributable to members	Up	43.07%	(7,667)
Basic earnings per share (cents per share)	Down	(32.08%)	(7.0)
Diluted earnings per share (cents per share)	Down	(32.08%)	(7.0)
Net tangible asset backing per ordinary share ($)			0.22

Dividends	Amount per security	Franked amount per security
Final dividend	-	-
Interim dividend	-	-

Commentary
For the half year ended 31 December 2005, Alchemia Limited incurred a net loss after income tax attributable to members of $7.667million in comparison to $5.359 million during 31 December 2004.

Refer to interim results announcement for more details.

Review Information

The financial statements have been reviewed and a copy of the review report is attached to the financial statements.

Company Secretary
24th February 2006

Alchemia

Alchemia Limited

ABN 43 071 666 334
Condensed General Purpose Financial Statements
For the Half Year ended
31 December 2005

Alchemia

Alchemia Limited
Director's Report

The Board of Directors of Alchemia Limited have pleasure in submitting its report for the financial half-year ended 31 December 2005 and the auditors' independent review report thereon.

Directors
The names of the Directors in office during or since the end of the half-year are:

Mel Bridges BAppSc FAICD (Chairman)
Tracie Ramsdale PhD (Chief Executive Officer)
Prof. Peter Andrews AO PhD
Kevin Healey PhD
Errol Malta PhD
Nerolie Withnall BA LLB

Review and results of operations
For the six months to 31 December 2005 Alchemia incurred a net loss after tax of $7.667 million (2004: $5.359 million).

The loss for the six months was higher than for the corresponding period in 2004 and reflects higher levels of expenditure incurred on the research and development program, primarily on the finalisation of the pilot study for Synthetic Heparin at The Dow Chemical Company (Dow).

Total revenue for the period was $0.549 million (2004: -$0.496 million) comprising entirely interest income on funds invested.

In November and December 2005 17.846 million shares were issued by way of a placement and share purchase plan at $1.10 per share raising $19.6 million.

Auditors' independence
A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 19.

Rounding of amounts
The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and cirectors' report have been rounded off to the nearest thousand dollars unless otherwise stated.

Signed in accordance with a resolution of the directors.

T Ramsdale

Chief Executive Officer and Managing Director
Brisbane
24th February 2006

Alchemia

Alchemia Limited
Condensed Income Statement for the Half-year ended 31 December 2005

	Notes	Consolidated 2005 $000	2004 $000
Revenue from continuing operations	2	529	496
Other income	2	20	-
Operating expenses	2	(8,216)	(5,850)
Finance costs		-	(5)
Profit before income tax		**(7,667)**	**(5,359)**
Income tax expense		-	-
Profit after tax from continuing operations		**(7,667)**	**(5,359)**
Net profit for the period attributable to members of Alchemia Limited		**(7,667)**	**(5,359)**
Earnings per share (cents per share)			
Basic earnings per share		**(7.0)**	**(5.3)**
Dividend paid during the half-year	3	-	-

The above consolidated income statement should be read in conjunction with the accompanying notes

Alchemia

Alchemia Limited
Condensed Balance Sheet as at 31 December 2005

	Notes	Consolidated 31 December 2005 $000	30 June 2005 $000
ASSETS			
Current Assets			
Cash and cash equivalents		2,283	1,421
Short term deposits		30,418	14,367
Receivables		414	348
Prepayments		96	154
Total current assets		**33,211**	**16,290**
Non-current assets			
Property, plant and equipment		948	1,488
Total non-current assets		**948**	**1,488**
Total Assets		**34,159**	**17,778**
LIABILITIES			
Current liabilities			
Trade and other payables		3,594	2,755
Deferred revenue		285	-
Interest bearing liabilities		-	2
Provisions		197	210
Total current liabilities		**4,076**	**2,967**
Non-current liabilities			
Convertible debt	4	1,720	628
Provisions		193	169
Total non-current liabilities		**1,913**	**797**
Total Liabilities		**5,989**	**3,764**
Net Assets		**28,170**	**14,014**
EQUITY			
Issued Capital	5	70,621	48,991
Options reserve		308	273
Accumulated losses		(43,664)	(35,997)
Other reserves		905	747
Total Equity		**28,170**	**14,014**

The above consolidated balance sheet should be read in conjunction with the accompanying notes

Alchemia

Alchemia Limited
Condensed Cash Flow Statement for the Half-year ended 31 December 2005

	Notes	Consolidated 2005 $000	2004 $000
Cash flows from operating activities			
Payments to suppliers, employees and others		(6,615)	(5,390)
Government grants		285	601
Interest received		529	496
Other Income		20	-
Borrowing costs		-	(5)
Net cash flow from operating activities		**(5,781)**	**(4,298)**
Cash flows from investing activities			
Payments for property, plant, equipment and other assets		(26)	(124)
Purchase of short term deposits		(16,051)	-
Net cash flows used in investing activities		**(16,077)**	**(124)**
Cash flows from financing activities			
Proceeds from issue of shares		22,128	1,310
Payments for issue of shares		(498)	-
Proceeds from convertible loan		1,092	655
Repayment of finance lease principal		(2)	(165)
Receipt of funds held on deposit		-	3,063
Net cash flows from financing activities		**22,720**	**4,863**
Net increase in cash and cash equivalents		**862**	**441**
Cash and cash equivalents at beginning of the half year		1,421	946
Cash and cash equivalents at the end of the half year	7	**2,283**	**1,387**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Alchemia

Alchemia Limited
Condensed Statement of Changes in Equity for the Half-year ended 31 December 2005

Consolidated	Issued Capital $000	Shares to be issued $000	Options Reserve $000	Retained Earnings $000	Employee Options Reserve $000	Total $000
At 1 July 2004	47,219	1,168	161	(26,229)	438	22,757
Total income/expense for the period recognised directly in equity	-	-	-	-	-	-
Loss for the period	-	-	-	(5,359)	-	(5,359)
Total income/expense for the period	-	-	-	(5,359)	-	(5,359)
Exercise of options	28	-	-	-	-	28
Issue of ordinary shares	536	-	-	-	-	536
Cost of share-based payment – employee	-	-	-	-	154	154
Cost of share-based payment – non employee	-	-	109	-	-	109
Shares issued to APP	642	(642)	-	-	-	-
At 31 December 2004	48,425	526	109	(31,588)	592	18,225
At 1 July 2005	48,991	-	273	(35,997)	747	14,014
Share issue costs	(498)	-	-	-	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	-	(498)
Loss for the period	-	-	-	(7,667)	-	(7,667)
Total income/expense for the period	-	-	-	(7,667)	-	(7,667)
Exercise of employee options	300	-	-	-	-	300
Executive and employee Incentive Plans Shares	128	-	-	-	-	128
Private capital placement	14,630	-	-	-	-	14,630
Exercise of non employee options	2,069	-	-	-	-	2,069
Share Purchase Plan	5,001	-	-	-	-	5,001
Cost of share-based payment – employee	-	-	-	-	158	158
Cost of share-based payment – non employee	-	-	35	-	-	35
At 31 December 2005	70,621	-	308	(43,664)	905	28,170

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alchemia

Alchemia Limited
Notes to the condensed half-year financial statements
31 December 2005

Note 1. Basis of Preparation of the half yearly financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that this report be read in conjunction with the annual financial report as at 30 June 2005 which was prepared based on Australian Accounting Standards applicable before 1 January 005 ('AGAAP') and any public announcements made by Alchemia Limited and its controlled entities during the half-year ended 31 December 2005
.

(a) Basis of Accounting
These condensed general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2005 in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements.

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of Compliance
The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1 (c) below.

Reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005; to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed below.

(c) Summary of significant accounting policies

(i) Basis of consolidation
The consolidated financial statements are those of the consolidated entity, comprising Alchemia Limited (the parent company) and all entities that Alchemia Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(ii) Foreign currencies translation
The functional and presentation currency of Alchemia Limited is Australian dollars (A$).The functional currency of Alchemia Inc is United States dollars (US$).

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

As at the reporting date the assets and liabilities of Alchemia inc are translated into the presentation currency of Alchemia limited at the rate of exchange ruling at the balance date and the income statements are translated at the weighted average exchange rates for the period.

(iii) Cash and cash equivalents
Cash on hand and in banks and short-term deposits is stated at nominal value.

For the purposes of the Balance Sheet and the Cash Flow Statement, cash includes cash on hand and at banks, and short term deposits readily convertible to cash within two working days.

(iv) Receivables
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(v) Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate to recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent cf those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset..

(vi) Property, plant and equipment
Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment in value.

Depreciation is provided on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment under lease:	The lease term (2 to 5 years)
Plant and equipment:	3 to 5 years

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(vi) Property, plant and equipment (continued)

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(vii) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(viii) Research and development costs
Research and development costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(ix) Payables
Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(x) Interest-bearing liabilities
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recongised as an expense in profit or loss.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(xi) Provisions

Provisions are recognised when the consolidated entity has a present obligation (legal or constructive) to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required, and a reliable estimate can be made of the amount of the obligation.

(xii) Share-based payment transactions
The company provides benefits to employees (including executive director) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently three plans in place to provide these benefits
(1) The executive incentive plan, which provides benefits to senior executives (including executive directors)
(2) The staff incentive , which provides benefits to all employees excluding senior executives and directors
(3) The employee share option plan, which provides benefits to all employees and directors

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value measured at grant date takes into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Alchemia Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Alchemia Limited
Notes to the condensed half-year financial statements
31 December 2005

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(xii) Share-based payment transactions (continued)
Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, an any expense no yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(xiii) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(xiv) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest
Control of the right to receive the interest payment.

(xv) Government Grants
Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

Where the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Where grants are provided with a specific intention and/or performance criteria, grants income are recognised when these are met. This may result in grants being deferred over a number of reporting periods.

(xvi) Convertible debt
All loans are recognised at cost.

(xvii) Taxes

Income taxes

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- Except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(xvii) Taxes (continued)

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax asset are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- Except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probably that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and deducted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable
- Where receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which s recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xviii) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Alchemia Limited
Notes to the condensed half-year financial statements
31 December 2005

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(xviii) Employee benefits
Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits
- Other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 1 xii is being recognised as an employee benefits expense.

(xix) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xx) Lease termination provision
The company has a "make good" obligation in the lease agreement with respect to its premises. An independent assessment of the cost of complying with this obligation has been undertaken and this amount has been recognised as an expense. The corresponding liability has been included in non current provisions.

(xxi) Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(xxii) Shares to be issued
Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

(xxiii) Equity consideration expense
Options granted to third parties in consideration of payment for the provision of services. Where those options have they vested have been recognised as equity consideration expense over the periods in which the options vest.

(d) AASB 1 Transitional exemptions
The company has made its election in relation to the transitional exemptions allowed by AASB1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

Business combinations
AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share-based payment transactions
AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that has not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
The Group has not elected to adopt this exemption and has applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

Alchemia Limited
Notes to the condensed half-year financial statements
31 December 2005

Note 1. Basis of Preparation and Statement of Significant Accounting Policies (continued)

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	Consolidated		
	30 June 2005 $'000	31 December 2004 $'000	01 July 2004 $'000
Total equity under AGAAP	14,014	18,225	22,159
Adjustments to retained earnings:			
Recognition of share-based payment expense – employee related (A)	(308)	(154)	(438)
Recognition of share-based payment expense – non-employee related (A)	(9)	(5)	(161)
Recognition of government grant income (B)	-	-	598
Adjustment to employee options reserve			
Recognition of share-based payment expense – employee related (A)	308	154	438
Adjustment to options reserve			
Recognition of share-based payment expense – non-employee related (A)	9	5	161
Total equity under AIFRS	14,014	18,225	22,757

(ii) Reconciliation of profit under AGAAP to that under AIFRS

	Consolidated	
	30 June 2005 $'000	31 December 2004 $'000
Profit (loss) after tax as previously reported	(8,853)	(4,602)
Recognition of share-based payment expense (A)	(317)	(159)
Government grant revenue (B)	(598)	(598)
Net profit (loss) under AIFRS	(9,768)	(5,359)

(A) Share- based payment costs are charged to the income statement under AASB 2 "Share- based payment", but not under AGAAP.

(B) Government grants under AGAAP had been recognised as revenue only when the cash was received. AASB1004 requires government grants to be recognised as income over the periods when the related costs were incurred. Government grants have accordingly been recognised on an accruals basis.

Alchemia

Alchemia Limited
Notes to the condensed half-year financial statements
31 December 2005

Note 2. Revenue and Expenses

	Consolidated	
	31 December 2005 $000	**31 December 2004 $000**
(i) Revenue		
Interest from other corporations	529	496
	529	496
(ii) Other income		
Other income	20	-
(iii) Operating expenses		
Marketing expenses	(458)	(501)
Occupancy and administration expenses	(1,533)	(1,173)
Research and development expenses	(5,442)	(3,174)
Depreciation and amortisation	(566)	(637)
US listing costs	-	(168)
Other expenses	(217)	(197)
	(8,216)	(5,850)

Note 3. Dividends Paid on Ordinary Shares

Dividends paid during the half-year relating to the year ended 31 December 2005	-	-

Note 4. Convertible Debt

	Consolidated	
	31 December 2005 $000	**30 June 2005 $000**
Loan from American Pharmaceutical Partners	1,720	628

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners (APP) in relation to the commercial development of Alchemia's Synthetic Heparin. Pursuant to this agreement APP will provide, to the company, amongst other things, an interest free loan equal to 50% of the costs of the pilot manufacturing study on Synthetic Heparin being undertaken at The Dow Chemical Company up to a maximum of $US 1.25 million.

The loan shall at APP's sole option be repaid by Alchemia either in cash or by issuing ordinary shares to APP. The number of shares to be issued by the company shall be determined by dividing the amount of the loan by the share price on the date that the first abbreviated new drug application is submitted in either of USA or Canada by APP in relation to Alchemia's Synthetic Heparin.

Alchemia Limited
Notes to the condensed half-year financial statements
31 December 2005

Note 4. Convertible Debt (continued)
If APP elects to have the loan repaid in cash, Alchemia is entitled to make such repayment as a credit against its share of profits, or as a credit against milestone payment due under the agreement, whichever the earlier. In these circumstances the outstanding loan principal shall bear interest at the rate of US prime rate plus 2%.

In the event that the pilot manufacturing study is unsuccessful Alchemia shall make loan repayments in equal instalments over a five year period commencing 12 months after the completion of the pilot study. The loan shall bear an interest rate of US prime rate plus 2%.

In the event that the pilot study is successful but that for any reason APP does not commence commercial marketing and sale of Synthetic Heparin within three years and APP has elected for Alchemia to repay the loan in cash, Alchemia has no obligation to repay the loan in any manner.

At 31 December 2005 a total of $1.72 Million (2004: $0.614 Million) is owing by Alchemia in accordance with the terms of this agreement. APP has not made an election as described above in relation to the repayment of the loan.

Note 5. Issued Capital

	December 2005	
Ordinary shares	**Shares**	**$000**
Issued and fully paid	125,788,893	70,621
Movements in ordinary shares on issue		
At 1 July 2005	103,733,964	48,991
Exercise of employee options	447,161	300
Executive and Employee Incentive Plans	91,642	128
Private capital placement	13,300,000	14,630
Exercise of non employee options	3,669,936	2,069
Share Purchase Plan	4,546,190	5,001
Cost of share issues	-	(498)
	125,788,893	70,621

Note 6. Segment Reporting

During the half year, the company operated in a single business segment, being research and development in the geographical regions of Australia and the United States.

Geographical Segment	**Australia**		**USA**		**Total**	
	Dec 2005	**Dec 2004**	**Dec 2005**	**Dec 2004**	**Dec 2005**	**Dec 2004**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Revenues	549	496	-	-	549	496
Profit from ordinary activities before income tax	(7,667)	(5,359)	-	-	(7,667)	(5,359)

Note 7. Reconciliation of Cash

For the purpose of the Condensed Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

	Consolidated	
	31 December 2005	31 December 2004
	$000	$000
Cash at bank and on hand	1,230	829
Deposits at call	1,053	558
	2,283	**1,387**

Note 8. Contingent Assets and Liabilities

Since 30 June 2005, there has been no material change of any contingent liabilities or contingent assets.

Note 9. Events after the Balance Sheet Date

There are no material events after 31 December 2005 to the date of this report.

Alchemia

Alchemia Limited
Directors' Declaration

In accordance with a resolution of the directors of Alchemia Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable .

On behalf of the Board

Director

Brisbane
24th February 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our review of the financial report of Alchemia Limited for the half year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Irschitz
Partner
24 February 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent review report to members of Alchemia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Alchemia Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 *Interim Financial Reporting*, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Ernst & Young

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Alchemia Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Winna Irschitz
Partner
Brisbane
24 February 2006

Alchemia

16 February 2006

ASX / MEDIA ANNOUNCEMENT

Positive outlook for Alchemia drug as Arixtra® halves risk of VTE in study

Positive results announced this week from a study on branded synthetic heparin drug Arixtra® are expected to boost the commercial prospects of Alchemia's generic version of the drug, which is on track for a 2008 market launch.

The London-led study showed anti-blood clotting drug Arixtra® nearly halved (46.7%) the risk of Venous ThromboEmbolism* (VTE) in acutely medically-ill patients, with no increased risk of major bleeding compared with the placebo.

Global pharmaceutical company GlaxoSmithKline has been conducting further clinical trials of Arixtra®, which is already sold in the United States, Europe and Australia, to gain the additional indications required for the drug to have full access to the US$3 billion global heparin market. It is expected all indications will be approved by the time Alchemia's Synthetic Heparin drug is launched in 2008.

GSK's latest study, involving 849 patients at 35 sites across eight countries, evaluated the overall efficacy and safety of Arixtra® in older acutely medically ill patients. Arixtra® is not currently approved in the US for these patients, which currently represents 23% of the global sales of the largest selling heparin drug on the market, Lovenox®. Lovenox® had total sales in 2004 in excess of US$2 billion.

Alchemia Managing Director Dr Tracie Ramsdale said the results highlighted the strong likelihood of Arixtra® becoming the heparin drug of choice in the future.

"This study has again demonstrated Arixtra®'s high level of safety and effectiveness, while also proving the drug can prevent VTE in nearly 50 percent of cases — this is an outstanding result," she said.

In its announcement on the study, GSK said the results 'may help to expand the application of Arixtra® in clinical practice'.

Dr Ramsdale said GSK had regularly signalled its commitment to the ongoing expansion of Arixtra®'s market.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web www.alchemia.com

Alchemia

"This is particularly exciting for Alchemia as we are developing a generic version of Arixtra®. Positive market developments for Arixtra® in the coming two years will pave the way for a larger, more lucrative market for our product when it is launched in 2008," she said.

"As the only known generic competition for Arixtra® we will be well positioned to capture an attractive share of the multi-billion dollar heparin market upon entry."

Dr Ramsdale said she was also encouraged by the reaction of the US and UK stock markets to the study results.

UK broker Collins Stewart was quoted by media as saying the new Arixtra® study showed how much value the product had. The analyst told Dow Jones Newswires "with the right expanded indication GlaxoSmithKline can start kicking up sales".

Alchemia's Synthetic Heparin recently completed a successful pilot scale campaign at the US facilities of manufacturing partner The Dow Chemical Company (Dow).

Alchemia's marketing partner American Pharmaceutical Partners (APP) has now assumed primary operating, marketing and financial responsibility for Synthetic Heparin through to the product's 2008 market launch.

VTE is a common disease comprising deep vein thrombosis (DVT) and pulmonary embolism (PE). It is a major cause of morbidity and death among hospitalised patients.

In September 2005 GSK reported results from the world's largest study on Acute Coronary Syndrome, which found Arixtra® was safer and as effective as traditional therapy Lovenox® for preventing heart attacks, death and ischemia in people with serious heart conditions.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

Alchemia

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease, antibiotic and pain treatment therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web www.alchemia.com

Alchemia

8 February 2006

ASX Announcement

Alchemia's Synthetic Heparin successfully completes pilot scale campaign

Australian drug development company Alchemia Limited (ASX: ACL) provides the following update to the market on the status of the Synthetic Heparin pilot scale campaign.

The first batch of Synthetic Heparin successfully completed the final stage of the pilot scale process development — purification — at the US facilities of Alchemia's manufacturing partner, The Dow Chemical Company (Dow).

This follows Alchemia's announcement at its November 2005 Annual General Meeting that the pilot scale synthesis of the first batch of Synthetic Heparin had been completed. The remainder of the pilot scale synthesis batches were finished in December as expected, demonstrating that the manufacturing process could be successfully scaled to quantities required for commercialisation.

The recent completion of purification, the final stage of the pilot scale campaign, has confirmed the product's quality and the process that will be used in the drug's commercial manufacture, which is scheduled to commence later in 2006.

As a result of the successful pilot scale campaign, Alchemia and Dow have eliminated a major area of project risk by:

- Demonstrating Synthetic Heparin can be manufactured to commercial quantities at the targeted quality
- Confirming the process that will be used in producing Synthetic Heparin commercially.

The material produced in the pilot scale manufacture will now be delivered to Alchemia's marketing partners American Pharmaceutical Partners (APP), who will undertake the formulation and stability studies required to lodge an Abbreviated New Drug Application (ANDA) with the US Food and Drug Administration (FDA).

Purification of the material from the pilot plant, which is necessary to generate pharmaceutical grade material, had been ongoing since November 2005. Although purification took longer than originally anticipated, Alchemia is very pleased with the result. Delays during purification are not unusual, as it is in this stage the process is optimised for both product quality and process yields.

T Ramsdale

Dr. Tracie Ramsdale
Chief Executive Officer

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

Alchemia Limited

ABN 43 071 666 334

Quarterly Commitments Report

Appendix 4C

For the quarter ended

31 December 2005

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**31st DECEMBER 2005**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs (including R&D staff costs)	(1,006)	(1,881)
	(b) advertising and marketing	(136)	(304)
	(c) research and development (excluding R&D staff costs)	(3,443)	(4,259)
	(d) leased assets	-	-
	(e) other working capital	2,412	(171)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	327	549
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (Commercial Ready grant)	285	285
	Net operating cash flows	(1,561)	(5,781)

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,561)	(5,781)
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(26)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(3)	(26)
1.14	**Total operating and investing cash flows**	**(1,564)**	**(5,807)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	21,630	21,630
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	48	1,092
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	(2)	(2)
	Net financing cash flows	**21,578**	**22,720**
	Net increase in cash held	**20,114**	**16,913**
1.21	Cash at beginning of quarter/year to date	12,587	15,788
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**32,701**	**32,701**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	71
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The cash flows for the quarter include a planned non-recurring payment made in respect to the pilot plant scale up of synthetic heparin. Funding for this expenditure was provided by grants received in previous periods and contributions from APP outlined in 1.17

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (American Pharmaceutical Partners)	1,720	1,720
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,230	1,055
4.2	Deposits at call	1,053	627
4.3	Bank overdraft	-	-
4.4	Other - Term deposits	30,418	10,905
	Total: cash at end of quarter (item 1.22)	**32,701**	**12,587**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Company Secretary

Date: 31st January 2006

Print name: Christopher Neal

Start-up AUSTRALIA

Start-up Australia Ventures Pty Limited
A.C.N 095 498 632

Level 5, 15 Castlereagh Street
Sydney NSW 2000 Australia

Telephone: +61 2 9235 1140
Facsimile: +61 2 9233 8129

Attention : Company Announcements	Facsimile number : 1900 999 279
Company : ASX	Date: 10/1/06
From : Stephen Robinson	Pages to follow : 1
Subject: Announcement	

Please find following Form 605 "Notice of ceasing to be a substantial holder". This replaces the Form 604 sent on 21 December 2005.

Regards,

Stephen Robinson

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: ALCHEMIA LIMITED

ACN/ARSN: 071 666 334

1. Details of substantial holder(1)

Name: START-UP AUSTRALIA VENTURES PTY LIMITED

ACN/ARSN (if applicable): 095 498 632

The holder ceased to be a substantial holder on: 12/12/05

The previous notice was given to the company on: 19/12/03

The previous notice was dated: 19/12/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
12/12/05	START-UP AUSTRALIA VENTURES P/L	DILUTED BY NEW SHARE ISSUES TO BELOW 5% HOLDING			

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
START-UP AUSTRALIA VENTURES PTY LIMITED	LEVEL 5, 15 CASTLEREAGH STREET SYDNEY NSW 2000.

Signature

print name: STEPHEN ROBINSON capacity: DIRECTOR.

sign here: [signature] date: 10/1/06

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	NA
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	NA
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NA
5	Issue price or consideration	NA
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	NA
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	NA

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	5,790,478
39	Class of +securities for which quotation is sought	Fully paid ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Restricted shares upon the expiration of the escrow period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
125,697,251	Fully paid ordinary shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 23rd December 2005

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Start-up
AUSTRALIA

21 December 2005

BY FACSIMILE

Companies Announcements Officer
Australian Stock Exchange Limited
18 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Notice of change in substantial holding

We enclose Form 604 advising of the change in substantial holding of Start-up Australia Ventures Pty Limited in Alchemia Limited. The change has occurred as a result of the issue of shares by Alchemia Limited in accordance with a share purchase plan and by way of a private placement.

A copy of the notice has been given to Alchemia Limited.

Yours sincerely

Stephen Robinson
Director

Start-up Australia Ventures Pty Limited A.C.N. 095 498 632
Level 5, 15 Castlereagh Street, Sydney NSW 2000 Australia
Phone: +61 2 9235 1140 Fax: +61 2 9233 8129
Email: start-up@start-up.com.au Website: www.start-up.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Alchemia Limited

ACN/ARSN 071 666 334

1. Details of substantial holder (1)

Name Start-up Australia Ventures Pty Limited

ACN/ARSN (if applicable) 095 498 632

There was a change in the interests of the substantial holder on 12 /12/2005

The previous notice was given to the company on 19/12/2003

The previous notice was dated 19/12/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	6,140,401	6.12%	6,140,401	5.10%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/12/05	Start-up Austalia Ventures Pty Limited	Diluted by new share issues	Nil		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Start-up Australia Ventures Pty Limited	Start-up Australia Ventures Pty Limited	Start-up Australia Ventures Pty Limited	Registered holder	6,140,401 Ordinary Shares	6,140,401

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Start-up Australia Ventures Pty Limited	Level 5, 15 Castlereagh Street, Sydney NSW 2000

Signature

print name Stephen Robinson capacity Director

sign here [signature] date 21/12/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

FORM 604
Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: Company Name/Scheme Alchemia Limited

ACN/ARSN 071 666 334

1. Details of Substantial Holder(1)

Name Acorn Capital Limited

ACN/ARSN (if applicable) 082 694 531

There was a change in the interests of the substantial holder on 14-12-05

The previous notice was given to the company on 15-02-05

The previous notice was dated 15-02-05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous notice		Present Notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	7,079,254	6.89%	7,302,609	5.81% (dilution due to placement and SPP)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21-02-05 to 8-12-05	Acorn Capital	Purchase	$164,287.13	223,355	223,355

4. **Present relevant interests**

Particulars of each relevant interests of the substantial holder in voting securities after the change are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder (8)	Nature of relevant interest (6)	Class and Number of Securities	Person's Votes
Military Superannuation & Benefits Board	National Nominees			233,108	233,108
Catholic Superannuation Fund	National Nominees			332,000	332,000
Queensland Local Government Superannuation	JP Morgan Chase Nominees			410,000	410,000
Sunsuper Fund	National Nominees			557,554	557,554
Health Super	JP Morgan Chase Nominees			590,000	590,000
Qantas Superannuation	National Nominees			632,538	632,538
Commonwealth Bank Officers' Superannuation Fund	Citicorp Nominees			1,500,000	1,500,000
UniSuper	National Nominees			1,500,000	1,500,000
Acorn Capital Microcap Trust	National Nominees			1,547,409	1,547,409

5. **Changes in Associates**

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Military Superannuation & Benefits Board	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Catholic Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Queensland Local Government Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Sunsuper Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Health Super	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Qantas Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Commonwealth Bank Officers' Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

[redacted]

Signature

Print Name BARRY FAIRLEY Capacity Managing Director

Sign Here Date 22-12-05

[redacted]

RECEIVED
Rule 3.19A.2
2006 MAY 28 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tracie Ramsdale
Date of last notice	23 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & (Indirect)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merlinium Limited Trustee for Arcadia Superannuation Fund
Date of change	7 December – 19 December 2005
No. of securities held prior to change	1,576,657 (Tracie Ramsdale) 60,000 (Merlinium)
Class	Ordinary Shares
Number acquired	(1) 357,729 (Tracie Ramsdale) (2) 3,374 (Tracie Ramsdale) (3) 3,374 (Merlinium)
Number disposed	200,000 (Tracie Ramsdale)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) $228,946 ($0.64 per share) Tracie Ramsdale (2) $3,711.40 ($1.10 per share) Tracie Ramsdale (3) $3,711.40 ($1.10 per share) Merlinium (4) $232,040 ($1.16 net per share) Tracie Ramsdale
No. of securities held after change	1,737,760 (Tracie Ramsdale) 63,374 (Merlinium)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Exercise of Options (2&3)Participation in Share Purchase Plan (4)On market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Andrews
Date of last notice	23 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Erdnarp Enterprises Pty ltd
Date of change	13 December 2005
No. of securities held prior to change	3,989,949
Class	Ordinary Shares
Number acquired	3,374
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,711.40($1.10 per share)
No. of securities held after change	3,993,323

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Errol Malta
Date of last notice	30 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 December 2005
No. of securities held prior to change	30,000
Class	Ordinary Shares
Number acquired	3,374
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,711.40($1.10 per share)
No. of securities held after change	33,374

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mel Bridges
Date of last notice	27 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holders are: (1)The Bridges Super Fund (2) Parma Corporation Pty Ltd ATF The Bridges Family Trust
Date of change	13 December 2005
No. of securities held prior to change	(1) 14,600 (2) 30,000
Class	Ordinary shares
Number acquired	(1) 3,374 (2) 3,374
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) 3,711.40 ($1.10 per share) (2) 3,711.40 ($1.10 per share)
No. of securities held after change	(1) 17,974 (2) 33,374

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Alchemia

20 December 2005

ASX ANNOUNCEMENT

Alchemia CEO increases stake in company

Australian drug development company Alchemia Limited (ASX: ACL) today announced its Chief Executive Officer Dr Tracie Ramsdale had increased her shareholding in the company by exercising 357,729 options at a strike price of 64 cents.

The options were granted to Dr Ramsdale on 1 January 2001 as part of her employment contract with Alchemia. Dr Ramsdale funded the exercise by selling 200,000 shares at $1.16 per share.

Yours faithfully

Christopher Neal
Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,546,190
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to Share Purchase Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	120,445,576	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		1,652,000	Options held by non-employee
		3,351,933	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 14th December 2005

Print name: Christopher Neal

Alchemia

14 December 2005

ASX / Media Announcement

Alchemia completes successful $5 million SPP capital raising

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had received a strong response from shareholders to its Share Purchase Plan (SPP), with the SPP closing heavily oversubscribed.

The successful SPP raised $5 million, which increases total proceeds from the company's recent capital raisings to $21.6 million. The funds will be used to progress Alchemia's promising drug discovery programs.

The offer of up to 4,545 shares at $1.10 per share was made to all registered shareholders in Australia and New Zealand on 3 November 2005 and was taken up by more than 65% of eligible shareholders.

As the SPP was limited to a maximum of 4,546,190 new shares and applications significantly exceeded this, Alchemia has scaled back all individual shareholder applications on a pro-rata basis.

Details of the scale back are as follows:

Shares applied for	Shares allotted	Refund cheque
4,545	3,374	$1,288.10
2,727	2,025	$772.20
1,818	1,350	$514.80
909	675	$257.40

Transaction Confirmation Statements will be despatched to shareholders with a refund cheque today.

After the allotment, Alchemia's issued capital will increase to 125,788,893 shares.

Yours faithfully

Christopher Neal
Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Riverside Centre
Brisbane Qld 4000

12 December 2005

Dear Sir

Release from ASX and voluntary escrow

In accordance with ASX Listing Rule 3.10A, Alchemia Limited wishes to advise that 447,161 ordinary shares will be released from voluntary escrow on 23 December 2005 and the escrow period on 5,343,317 ASX restricted securities expires on 23 December 2005.

Yours faithfully

Christopher Neal
Company Secretary

TetraQ
Integrated Preclinical Drug Development

Alchemia

2 December 2005

ASX / MEDIA ANNOUNCEMENT

Alchemia and TetraQ collaborate on new pain treatments

Australian drug development company Alchemia Limited (ASX: ACL) today announced it would commence a collaborative research project in 2006 with The University of Queensland (UQ) through its preclinical service provider, TetraQ to develop a new generation of opioid-based painkillers to treat severe pain.

The project will aim to identify new drug candidates that have similar or better painkilling abilities but fewer side effects than morphine and other opioid-based painkillers. Such side effects include respiratory depression and opioid induced constipation.

The collaboration will bring together Alchemia's VAST™ proprietary chemistry technology with the expertise of TetraQ, headed by one of Australia's leading researchers in the pain field, Professor Maree Smith.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said Alchemia would commit approximately $200,000 to the program over three years.

"A collaborative project is an ideal way for Alchemia to move forward with our early drug discovery program in the pain area while maintaining momentum with our later stage lead programs, such as our generic Synthetic Heparin drug scheduled to launch in 2008," she said.

"This new project on pain highlights the depth of Alchemia's product pipeline, which also contains opportunities in oncology, with our lead anti-cancer candidate ACL16907 moving to clinical trials in 2006, as well as eye disease and antibiotics."

Director of TetraQ, and of the UQ Centre for Integrated Preclinical Drug Development Professor Smith said UQ received an ARC linkage grant for a total of $372,000 to contribute to the project's expenditure over the three years.

Alchemia

"My team is delighted by the opportunity to work with a well-regarded drug discovery and development company such as Alchemia," she said.

"We bring expertise and strength in academic and in *in-vitro* research in the pain area, which, through this collaboration with Alchemia, may deliver a new drug to significantly relieve pain for patients with reduced side effects."

It is estimated that chronic pain affects one in five individuals globally, with prevalence rates correlated directly with advancing age. Chronic pain not only adversely affects the quality of life for sufferers but it also places a large economic burden on our healthcare system.

ENDS

ENQUIRIES:		RELEASED BY:
Prof. Maree Smith	Dr. Tracie Ramsdale	Ms Josie Brophy
TetraQ	Alchemia Limited	Phillips Group
61-7-3365 2554	61-7-3340-0200	61-7-3230-5000

About Alchemia - www.alchemia.com.au

Alchemia is a drug discovery company with a novel drug discovery platform technology, focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

About TetraQ - www.tetraq.com.au

Based at the University of Queensland in Brisbane, with research conducted through the UQ Centre for Integrated Preclinical Drug Development, TetraQ is the first contract research organisation in Australia to provide integrated preclinical services to the global pharmaceutical and biotechnology industries. Conducting business through UniQuest Pty Ltd, TetraQ provides specialist services and advice to companies who are in the early stages of drug development and can assist in bridging the gap between drug discovery early stage clinical trials. Services include efficacy assessment, ADME (absorption, distribution, metabolism and elimination) profiling, toxicology assessment and pharmaceutics profiling, including preclinical drug formulation.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	357,729
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.64 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	115,899,385	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		4,111,382	Options held by non-employee
		3,351,933	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 1st December 2005

Print name: Christopher Neal

BNP PARIBAS
SECURITIES SERVICES

Date: 21-Nov-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Alchemia Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Ross Gulliford
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Alchemia Limited**

ACN/ARSN: 071 666 334

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on 16-Nov-2005
The previous notice was given to the company on 28-Sep-2005
The previous notice was dated 26-Sep-2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	5,390,397	5.20%	7,804,249	6.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
27-Sep-2005 to 14-Nov-2005	AMP Life Limited	Share acquisition	$1,339,246.66	Ordinary Shares 1,219,351	1,219,351
27-Sep-2005 to 14-Nov-2005	Cogent Nominees Pty Limited	Share acquisition	$383,121.22	Ordinary Shares 348,325	348,325
27-Sep-2005 to 16-Nov-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$744,025.36	Ordinary Shares 596,176	596,176
03-Nov-05	Commonwealth Bank Officers Superannuation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share acquisition	$275,000.00	Ordinary Shares 250,000	250,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 5,303,711	5,303,711
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 1,796,244	1,796,244
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 454,294	454,294
	National Nominees Pty Limited	Commonwealth Bank Officers Superannunation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund		Fully Paid Ordinary: 250,000	250,000
				Total:	7,804,249

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 1 page/s in total.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,669,936
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,056,009 $0.41 462,644 $0.36 1,800,000 $0.70 351,283 $0.595
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options by The Dow Chemical Company (Dow) granted pursuant to the technology collaboration and licensing agreement dated 7 December 2000 between Alchemia and Dow.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16th November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	115,541,656	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317 4,111,382 3,709,662	Fully paid ordinary shares classified as restricted securities Options held by non employees Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 16th November 2005

Print name: Christopher Neal
Company Secretary

== == == == ==

Alchemia

The Manager
Announcements
ASX Company Announcements Office

Annual General Meeting Results

In accordance with ASX Listing rule 3.13.2 and section 251AA of the Corporations Act 2001, I advise the following results in relation to the items of business considered by members of Alchemia Limited at the Company's Annual General Meeting held on 14 November 2005.

Resolution results

RESOLUTION NO.	RESOLUTION	RESULT
1	Receipt and approval of remuneration report	Passed by a show of hands
2	Re-election of Errol Malta as director	Passed by a show of hands
3	Re-election of Nerolie Withnall as director	Passed by a show of hands
4	Ratification of previous allotment and issue of shares	Passed by a show of hands

Proxy voting intentions

RESOLUTION NO.	FOR	AGAINST	OPEN	TOTAL
1	24,227,972	10,000	10,355,553	34,593,525
2	24,235,972	0	10,360,553	34,596,525
3	24,230,972	5,000	10,360,553	34,596,525
4	24,090,472	142,500	10,355,553	34,588,525

No abstention votes were recorded

Christopher Neal
Company Secretary

14 November 2005

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains Qld 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

16 November 2005

ASX ANNOUNCEMENT

The Dow Chemical Company exercises options in Alchemia

Australian drug development company Alchemia Limited (ASX: ACL) today advised that its manufacturing partner The Dow Chemical Company (Dow) had exercised 3,669,936 options in Alchemia at an average strike price of $A0.56 per share for a total consideration of $A2.068 million.

The options were granted to Dow in accordance with the terms of the Technology Collaboration and Licensing Agreement executed between the two companies in December 2000.

Alchemia and Dow have a manufacturing alliance for the large-scale custom synthesis of novel and existing compounds for pharmaceutical or other applications. This alliance includes the manufacture of Alchemia's anti-blood clotting drug Synthetic Heparin at Dow's Michigan facility in the United States.

Christopher Neal
Company Secretary
Alchemia Limited

Alchemia

14 November 2005

ASX / MEDIA ANNOUNCEMENT

Strong outlook for Alchemia with ample cash and reduced Synthetic Heparin risk

Australian drug development company Alchemia Limited (ASX: ACL) today highlighted at its Annual General Meeting the company's significant progress towards the 2008 market launch of its first product Synthetic Heparin and a strong cash position to advance a number of promising new drug candidates.

Speaking at Alchemia's second AGM as a publicly listed company, Chairman Mr Mel Bridges said in the coming year generic anti-blood clotting drug Synthetic Heparin would enter the final stage in its commercialisation — filing for regulatory approval.

"Our recent achievement with manufacturing partner The Dow Chemical Company in producing the first pilot scale batch of Synthetic Heparin represents a momentous reduction in the completion risks of the project. The final hurdle facing the product now is obtaining regulatory approval," he said.

"Following delivery of the final batches of the pilot plant run — expected by the end of 2005 — our marketing partner American Pharmaceutical Partners will assume primary operating, marketing and financial responsibility for the product through to its 2008 launch."

The total market for heparin-related drugs in 2004 exceeded $US3.5 billion and is expected to exceed $US4 billion in 2008.

Mr Bridges told the meeting Alchemia had raised $14.6 million through a recent institutional and sophisticated investor share placement, and had opened a Share Purchase Plan for eligible Australian and New Zealand shareholders to raise up to an additional $5 million.

"This funding provides us an opportunity to significantly accelerate our earlier stage drug discovery programs, particularly our anti-cancer and eye disease programs, into the clinic," he said.

Managing Director Dr Tracie Ramsdale said Alchemia was very optimistic about the future based on its strong cash reserves and future partnering opportunities presented by its VAST™ drug discovery technology.

"We have a positive outlook going forward, with Synthetic Heparin fully funded through to commercialisation in 2008 and opportunities to provide first-in-class therapeutic options in key areas of unmet medical need such as cancer and eye disease," she said.

Alchemia

Dr Ramsdale said the company's major milestones for the coming year included:

- Synthetic Heparin — lodging an Abbreviated New Drug Application (ANDA) with the United States Food and Drug Administration (FDA) in December 2006.
- Anti-cancer (ACL 16907) — filing an Investigational New Drug (IND) application with the FDA in July 2006 and commencing Phase I clinical trials in September 2006.
- Eye disease — optimising lead compounds by the end of 2006.
- Antibiotics — optimising lead compounds to obtain efficacy in animal models in the first quarter of the 2006 calendar year.

Alchemia reported a net loss of $8.8 million for the 2005 financial year, up from $6.5 million in 2004, reflecting an increased level of expenditure on the pilot scale manufacture of Synthetic Heparin and on research and development for its drug discovery programs.

ENDS

Note: A full copy of the Chairman and Managing Director's address to shareholders given at today's Annual General Meeting is available on request.

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease and antibiotic therapeutics. Alchemia has leveraged its significant chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, the Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Alchemia

Annual General Meeting, 14 November 2005

CEO Presentation

Tracie Ramsdale

Highlights 2005

- Pilot scale synthesis of first batch of Synthetic Heparin at Dow <u>complete</u>
- Improved market potential for Synthetic Heparin
- Selection of ACL16907 for Investigational New Drug (IND) submission
- *In vivo* efficacy obtained in animal model of eye disease with VAST™ compound
- IP – 6 applications progressed in key markets – including US, EU, Japan, Canada
- P3 Grant awarded – up to $7.8 M over 3 years
- Commercial Ready application approved – $2.9 M over 3 years
- Strong cash position
  - $12.5 M (30 September)
  - $14.6 M Placement (November)
- Smart State Awards – Science & Technology and Smart Award of the Year winner

Share Price – Since last AGM



2
1.8
1.6
1.4
1.2
1
0.8
0.6
1/11/2004
1/12/2004
1/01/2005
1/02/2005
1/03/2005
1/04/2005
1/05/2005
1/06/2005
1/07/2005
1/08/2005
1/09/2005
1/10/2005
1/11/2005
Nasdaq Biotech Index
S&P/ASX200
ACL
Intersuisse Biotech Index

Alchemia acknowledges Intersuisse Australia for the provision of their Australian Biotech Index

Synthetic Heparin – Progress 2005

- Pilot scale synthesis of first batch of Synthetic Heparin at Dow – Complete
- Final batches from pilot plant run expected to be completed by December
- Yields as good as, or better than, those achieved at Brisbane site
- Alchemia has provided ongoing support to Dow
- Significant reduction in the overall project risk
- Regulatory approval now the final stage in Synthetic Heparin's commercialisation
- On track for 2008 market launch

Synthetic Heparin – Market

Heparin family – Sales

• Worldwide sales 2004	$US3.5B
• US Sales	65%
• Sales growth 2004>2003	17%
• 2008 projected	$US4.1B

Arixtra® – Sales

• Lovenox® (Sanofi-Aventis) 2004	$US2.4B
• Arixtra® (GSK) – synthetic heparin	
2004 actual	$US36M
2008 projected	$US345-600M

Generic drugs – Market Potential

- Generics can capture up to 90% market share
- Generics current prescription market share approximately 50% in US and continues to increase
- Gross margins often exceed 80% (assuming high barriers to entry for other generic competitors)

Results of Recent Arixtra® Clinical Trials

- Presented at the European Cardiology Symposium, September 2005
- Largest ever clinical trial conducted in acute coronary syndrome, involving over 20,000 patients at 576 sites in 41 countries
- Results demonstrated a 47% reduction in major bleeding compared to Lovenox®
- Patients on Arixtra® had a lower death rate six months after treatment than patients receiving Lovenox®
- Opinion leaders said the results provide compelling reasons to switch to Arixtra®
- Estimated filing date 2006, estimated approval date 2008

Synthetic Heparin – Outlook

Arixtra® – Slow Sales to Date

- Priced at 20% premium to Lovenox®
- Anti-competitive actions of Aventis – resulted in anti-trust suit in US
- Sanofi had no experience in US hospital market
- Low level of approved indications at start-up and gradual increase to date
- Poor market strategy – targeting smallest market segment
- Forced sale and hiatus around Sanofi-Aventis merger

Improved Outlook for Arixtra®

- Pending approvals provide access to 70% of market by end 2006
- Most recent clinical trial results confirm Arixtra® superiority to Lovenox® with 47% lower bleeding risk in acute coronary syndrome (30% of Lovenox® market)
- By 2008 will have 100% of Lovenox® applications approved
- GSK has listed Arixtra® as one of their major product line extensions
- Highest possible rating from American College of Chest Physicians for orthopedic surgery

Synthetic Heparin – Risks

Arixtra® sales don't achieve forecast	• Alchemia's Synthetic Heparin will compete in total heparin market with better efficacy and safety, and will be priced comparably with earlier generation competitors • Expertise and track record of APP as marketing partner
Additional generic competition	• We are not aware of any other potential generic synthetic heparins in development – complexity of synthesis creates high entry barriers – ACL patent protection until 2021 • Potential generic versions of Lovenox® have significant IP and regulatory hurdles yet to be resolved
Regulatory approvals	• One of the simplest FDA approvals – no clinical trials • APP's significant experience and better than average approval timeframe
Timeline to market	• Single largest constraint is FDA approval time

Drug Discovery Programs


Alchemia
Drug Discovery
Anti-cancer Program
Eye Disease Program
Antibiotic Program
VAST™ Platform

Anti-cancer Program

Results to Date and Current Status

- Formal preclinical – commenced March 2005
- Target is anti-angiogenesis, inhibits tumour growth
- Angiogenesis targets are used in combination with cytotoxics – together provide an enhanced anti tumour effect
- Proven approach – Genentech's Avastin®
  Sales over $US1B since launch in Feb 2004
- Positive efficacy in animal models of human prostate cancer and non-small cell lung cancer
- Good therapeutic margin between efficacy and MTD in animal models

AL compound +/- paclitaxel vs. MV522 human lung tumour xenograft model



Estimated tumour volume (mg)
2000
1750
1500
1250
1000
750
500
250
0
vehicle control
Paclitaxel (gold standard cytotoxic)
AL compound + paclitaxel
42% TGI
75% TGI
0
5
10
15
20
25
30
35
day

Anti-cancer Program – Milestones

Development Strategy and Timelines

- File IND July 2006
- Provides required external validation of VAST™ for partnering
- Optimum partnering value / risk completion Phase II
- Clinical trials – Phase I – safety – commence Sept 2006
  - complete July 2007
- Clinical trials – Phase IIa – commence Sept 2007
  - complete June 2008
- Partner at end of Phase II, if not earlier

Eye Disease Program

What is the Opportunity?

- Includes Age Related Macular Degeneration (AMD) and Diabetic Retinopathy (DR)
- Both are significant unmet medical needs
- 500,000 AMD cases diagnosed worldwide pa
- 40 – 45% of those with diabetes are expected to experience DR
- Current therapies not effective for everyone – only 30% of patients with wet AMD eligible for Visudyne® treatment – neither Visudyne® or Macugen® treat dry AMD
- Macugen® deal – Pfizer / Eyetech – $US745m includes $75m cash upfront and $450m on agreed sales

Results to Date and Current Status

- Identification of several active compounds
- Alchemia's competitive advantage – compounds act by a novel mechanism of action
- Pharmacokinetic studies have confirmed drug-like properties
- Large scale synthetic routes established to enable pursuit of animal studies
- Efficacy in animal model of eye disease obtained – dose related statistically significant inhibition of new blood vessel growth obtained

Eye Disease Program – in vivo Efficacy

Untreated (Control)



Control (Saline) FITC stained, day 10

Treated (VAST™ compound)



VAST™ compound FITC stained, day 10

Eye Disease Program – Milestones

Development Strategy and Timelines

- Optimise lead compounds 2H 2006 FY / 1H 2007 FY
- Select a formal preclinical candidate – 1H 2007 FY
- Safety and efficacy studies – 2007
- File IND 1H 2008 FY
- Clinical trials – Phase 1 safety – 2H 2008 FY
- Partner at end of Phase 1

Antibiotic Program

- The emergence of multi-drug resistant bacteria is a serious and growing concern
- Alchemia's antibacterial discovery program is aimed at the development of new drugs to combat multi-drug resistant bacteria (VRE and MRSA)

Results to Date and Current Status

- Several compounds have been identified which are highly potent against a broad panel of gram-positive bacteria including resistant strains (MICs = 1 - 8ug/mL)
- Current leads do not show efficacy in animal models of infection (believed to be due to high levels of serum binding)

Development Strategy and Timelines

- Optimise compounds to obtain efficacy in animal models - 1Q 06CY
- Partner program once animal efficacy is established

VAST™ Platform

What is the Opportunity?

- Drug discovery can be likened to finding the right shaped key for particular lock (molecular target)
- Alchemia's technology enables systematic scanning for right shaped key
- The target of Alchemia's drug candidates is the G-Protein Coupled Receptor (GPCR) family of proteins
- Over 50% of marketed drugs target GPCRs, many with blockbuster status

VAST™

- Generates multiple opportunities against GPCRs
- Competitive advantage lies in the superior efficiency with which drug candidates are generated
- Generates small molecules – gross margins on new small molecules are typically 90–95%
- Patent protection to 2022

Development Strategy and Timelines

- Construction of a 'universal' library in-house 2006–2008
- Library will be applicable to a wide variety of GPCRs targeting range of therapeutic areas
- Outsource GPCR screening capability to identify hits against 20 key targets 2008
- Partner lead compounds at preclinical stage – multiple partnering opportunities

Alchemia

Financial Overview

	2005	2004	%
Grant Revenue	2387	2156	11
Funding by Partners	2343	1168	101
Other Income	968	698	39
R&D & Salary Costs	(7780)	(6024)	29
Other Expenditure	(2535)	(3152)	(20)
Net Cash Burn	(4617)	(5154)	(10)
Cash on Hand	15788	20405	(23)
Net Loss – AGAAP	(8853)	(6522)	36
Net Loss – AIFRS	(8362)	NA	

2006 Timeline

Dec 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006	Dec 2006	2008
SPP closes Up to 4.55M shares to be issued	Anti-bacterial Complete optimisation ↓ Commence partnering	Dow commences commercial production of synthetic heparin ↓ Milestone payment from Dow	IND filed for ACL16907	ACL16907 – Phase I clinical trial commenced AMD – Select candidate for IND	Arixtra® market exclusivity in US expires ↓ ANDA application lodged with FDA	Synthetic Heparin reaches market

Highlights – ingredients for success

Synthetic Heparin	• Established blockbuster market • Attractive partnership terms • Demonstrated competitive advantage • Earnings from 2008FY • Funded to market launch • Low project risk
Drug Discovery and Development	• Multiple partnering opportunities from platform – VAST™ • Value creation in areas of high value unmet medical need • Out-licensing at optimal risk/value stages
Other Opportunities	• Further technology opportunities with Dow • NASDAQ listing – 1H 2007F

End of Presentation

Alchemia

AGM 2005

Chairman's Address

Mel Bridges
Chairman
Alchemia Limited

Brisbane
Monday 14 November 2005

Good morning ladies and gentlemen, welcome to Alchemia's 2005 Annual General Meeting.

Before I go any further could you please check to see that your mobile phones have been switched off. Thank you. Now let me explain how we will run the AGM today.

Every opportunity will be given to those who wish to speak or to ask questions on any of the agenda items. Some of you here today may have questions that relate specifically to your own securities, rather than matters on the meeting agenda. I would ask that you not raise these matters in this meeting but, rather, that you see our staff at the registration desk outside this room after the meeting. We would be happy to help you with any specific problems or concerns you may have.

When we come to questions or comments about agenda items in due course, would you please raise your hand to indicate that you would like to ask a question and wait for me to call on you. You will then be handed a microphone. Please announce your name before your comment or question. If there are other people waiting I would ask you to restrict yourself to two comments or questions only and then wait for another turn.

It is now the appointed time for the meeting and a quorum is present. I would like to start by introducing the directors of Alchemia Limited. They are, starting from this end of the table, *[Individual introduction of each from left to right]*.

I also note the presence of Winna Irschitz as the representative of the auditors Ernst & Young and thank them for their attendance today. They are available to answer any shareholder questions on the financial accounts. I also note that representatives of our share registrar Link Market Services are here today.

The notice of meeting has been sent to all members and copies of the notice of meeting are available here today and therefore I propose that we take the notice of meeting as read.

Before moving to the agenda items, I would like to give an overview of Alchemia's performance during the last financial year. This will be followed by an address from our Chief Executive, Dr Tracie Ramsdale.

At Alchemia's second AGM as a publicly listed company, I am very pleased to once again report to shareholders on our exciting progress. During the past 12 months we have made significant advances towards our goal of commercialising our proprietary technology. Most importantly, we are firmly on track for the commercial launch of our first product, Synthetic Heparin, in 2008. The market opportunity for this generic anti-blood clotting drug is substantial and developments in the global heparin market during the year have reinforced our already strong conviction in the product's earning potential. Tracie will elaborate on these market developments in her presentation shortly.

Since our last AGM Alchemia has made a number of achievements that are worthy of our review today.

Alchemia

SYNTHETIC HEPARIN

The most significant accomplishment this year, of course, has been the production of the first batch of Synthetic Heparin on a commercial scale at the US facilities of our partner The Dow Chemical Company. This was finished earlier this month, providing validation that our proprietary manufacturing process can be scaled up to produce commercial quantities at a quality consistent with the marketed product, Arixtra.

Dow's expertise in developing the scale up process has meant that the production costs for Synthetic Heparin are within the normal manufacturing price range for pharmaceutical products, confirming the likelihood of our product having an economic advantage on the market. The final batches from the pilot plant run are expected to be completed by the end of this year, which will be a triumphant time for the team. It marks the end of the final stage in the product's development before filing for regulatory approval and represents a significant reduction in the completion risks of the project.

Following the pilot scale manufacture, our marketing partner American Pharmaceutical Partners (APP) will assume primary operating, marketing and financial responsibility for the project. The next major milestone will be the lodgement of an abbreviated new drug application (ANDA) with the United States Food and Drug Administration in December 2006. Alchemia and Dow, of course, will remain vitally involved in the last leg of the product's journey to market launch, but this is a phase in which APP has extensive experience and expertise.

Dow and APP have been a tremendous support to Alchemia and I would like to publicly thank our partners for their professionalism and dedication. In September I visited both companies in the United States and was impressed and delighted with the enthusiasm and commitment of their management and personnel to this project.

We expect 2006 to be another busy year for our Synthetic Heparin project. Dow will commence the commercial production of the product at its Michigan facility to ensure we have sufficient quantity ready for the 2008 market launch following FDA approval. As our Synthetic Heparin is a generic version of an existing approved drug, we anticipate lower approval risk and a significantly faster approval timeframe than for a new proprietary drug. On this basis we are highly confident that Synthetic Heparin will generate earnings for Alchemia as planned in the 2008 financial year.

There are other major achievements to be reviewed in relation to our drug discovery programs, particularly in the anti-cancer, eye disease and antibiotics programs. I will leave Tracie to go through the details of these in her presentation.

CURRENT POSITION

As announced on 3rd November, Alchemia has raised $14.6 million dollars though a share placement to institutional and sophisticated investors. 13.3 million ordinary shares were issued at $1.10 per share, which was a 14% discount to the 5-day volume weighted average market price at the time of $1.28. We have been fortunate enough to add experienced international institutional investors to our share register through this placement, amongst others.

As you are also no doubt aware, we also opened a share purchase plan for existing shareholders in Australian and New Zealand on the 9th of November, with the aim of raising up to $5 million at the placement price of $1.10. The offer is due to close on the 2nd December.

This additional funding will provide us with an opportunity to significantly accelerate our drug discovery programs – particularly the anti-cancer and eye disease programs – into the clinic. Introducing the first of our proprietary compounds produced using Alchemia's VAST™ drug development

technology, into man, will provide the ultimate validation of the technology as a truly relevant drug discovery platform.

In addition to validating our technology and the compounds themselves, successful clinical trials will enable the company to maximise licensing and collaborative opportunities, in a way that will deliver the best possible value to shareholders. The further along the pipeline a drug candidate has progressed, the more lucrative and desirable the business development deals have been in the sector. For example, there's a significant jump between the deal terms available for candidates at the end of Preclinical and those at the end of Phase 1 or Phase 2.

It is gratifying to see the market responding positively to the stock and the resultant upward share movement over the previous year. I am pleased to report that your company is in a strong financial position with an exciting product pipeline moving forward. This all stands the company in good stead for the future.

ACKNOWLEDGEMENTS

I would now like to take the opportunity to acknowledge and thank those who have supported the company and help put us in the strong position we are in today. Thank you to my fellow directors for their invaluable strategic guidance during the year. I would particularly like to thank Tracie Ramsdale, Alchemia's CEO, her management team and all the staff at Alchemia for an outstanding effort in 2005. Finally, to our shareholders, thank you — we are very grateful for your continued support and commitment.

I would like to close by emphasising that this is an exciting time for Alchemia. We are fast approaching the market launch of a product with exceptional commercial prospects and have a rich and full product pipeline. We can all look forward to this company's future with confidence.

I will now hand over to Tracie, who will talk in more detail about our plans for 2005/06. There will be an opportunity to take questions from the floor after Tracie has finished her presentation.

Mel Bridges
14 November 2005

Alchemia

7 November 2005

ASX / MEDIA ANNOUNCEMENT

Alchemia offered $2.9m Commercial Ready grant for eye disease program

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had been offered a $2.9 million Australian Government Commercial Ready grant to progress the development of a new treatment for eye diseases.

Alchemia is developing novel anti-angiogenic compounds, which inhibit new blood vessel formation, as a potential therapeutic for debilitating eye diseases such as Age-related Macular Degeneration (AMD) and Diabetic Retinopathy (DR).

The Commercial Ready grant will contribute to funding preclinical development and testing, and assist Alchemia in advancing a suitable new drug candidate to phase I human clinical trials.

Alchemia Managing Director Dr Tracie Ramsdale said the Commercial Ready grant was the fifth Australian government grant awarded to the company since its inception in 1995.

"We are enormously grateful for the strong support of the Australian Government and the continued recognition of our promising drug development programs," she said.

AMD and DR are diseases characterised by abnormal blood vessel formation at the back of the eye, which then leak blood into the centre of the eye causing vision loss and eventual blindness.

"There is currently a significant unmet medical need for the treatment of these incapacitating eye diseases*, with no cure, extremely limited therapeutic options and rapidly increasing global incidence," Dr Ramsdale said.

"It is estimated that 1.75 million US residents have significant symptoms associated with AMD, which is expected to grow to 3 million by 2020. DR is estimated to affect half of all diabetics during the course of their disease progression, representing 9.1 million potential sufferers in 2002 in the US alone."

Dr Ramsdale said Alchemia's anti-angiogenic compounds belonged to a novel class of small molecule 'somatostatin agonists' that provide a multi-point attack on blood vessel growth, thereby providing multiple opportunities to affect the disease progression of AMD and DR.

Alchemia

"We believe by targeting somatostatin receptors our eye disease compounds have the potential to provide a number of benefits over existing treatments and other therapeutics currently in development," she said.

Preliminary animal studies using Alchemia's compound have demonstrated a dose-related statistically significant inhibition of new blood vessel growth in the cornea, after the site was stimulated with angiogenesis (blood vessel growth)-inducing agents.

Dr Ramsdale said Alchemia's anti-angiogenic compounds were discovered using the company's proprietary drug discovery technology VAST™ and also had applications for treating cancer.

Commercial Ready is a competitive merit-based grant program from the Australian Government supporting innovation and its commercialisation. The grants, which provide funding for up to 50% of eligible project expenditure, are for early-stage commercialisation activities and R&D with high commercial potential.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

*Significant unmet medical need for the treatment of AMD and DR
Currently there are only two treatments available for AMD (Visudyne® and Macugen®). These treatments are only effective in 15% of the treatment population. Despite the low efficacy both products are commercially successful, with Visudyne® achieving estimated sales of $US500 million in 2005, and Macugen® achieving estimated sales of $US164 million 2005. Combined sales are expected to reach $US1 billion by 2008. There is currently no drug treatment available for DR.

About Alchemia
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, the Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Alchemia Limited

ACN/ARSN/ABN: 071 666 334

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of annexure A

ACN/ARSN (if applicable): n/a

The holder became a substantial holder on 01/11/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	8,912,560	8,912,560	7.50%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Orbis Global Equity Fund Limited	Acquisition of shares – Share Placement Agreement	Ordinary 6,120,000
See Annexure A (table 1 and 2)	*See Annexure B*	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Orbis Global Equity Fund Limited	No	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Global Equity Fund Limited (no current registered holder)	Ordinary 6,120,000
See Annexure A (table 1 and 2)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
Orbis Global Equity Fund Limited	01/11/05	$6,732,000 (to be paid on 11/11/05)	-	Ordinary 6,120,000
See Annexure A (table 1 and 2)				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A (table 1 and 2)	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda
See Annexure A (table 1 and 2)	

Signature

print name James Dorr | Capacity Director/Officer/Authorised Signatory

sign here | date 04 / 11 / 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) *See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ALCHEMIA LIMITED ACN 071 666 334

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 603

sign ______________________ date 04 / 11 /2005

Table 1

Name and address of substantial holder / associate	Nature of relevant interest	Class and number of securities	Consideration (to be paid on 11/11/05)	Person entitled to be registered holder of securities (no current registered holder)	Nature of association
Orbis Capital Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	1,852,560 Ordinary shares	$2,028,477	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Capital Limited	Controlled by Orbis Holdings Limited
Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	260,000Ordinary shares	$286,000	Westpac Custodian Nominees Ltd as nominee of Orbis Optimal SA Fund Limited	Controlled by Orbis Holdings Limited
Orbis SICAV Global Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	440,000 Ordinary shares	$484,000	Westpac Custodian Nominees Ltd as nominee of Orbis SICAV Global Equity Fund	Controlled by Orbis Holdings Limited
Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	100,000 Ordinary shares	$110,000	Westpac Custodian Nominees Ltd as nominee of Orbis Optimal Global Fund	Controlled by Orbis Holdings Limited
Orbis MIS Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of shares - Share placement agreement	140,000 Ordinary shares	$154,000	Westpac Custodian Nominees Ltd as nominee of Orbis MIS Orbis Global Equity Fund	Controlled by Orbis Holdings Limited

Table 2

The following entities, by reason of their relationship as associates, have a relevant interest in 8,912560 ordinary securities of Alchemia Limited.

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 1110-070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 2000	101 387 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 200	112 316 625	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

ALCHEMIA LIMITED ACN 071 666 334

THIS IS ANNEXURE B OF 11 PAGES REFERRED TO IN FORM 603

sign: date 04 / 11 /2005

ABN·AMRO Morgans

ABN AMRO Morgans Corporate Limited
A.B.N. 49 010 669 726 – AFSL 235408

A Participant of ASX Group
A Principal Member of the Financial Planning Association

Level 29, Riverside Centre
123 Eagle Street Brisbane QLD 4000 Australia

GPO Box 202 Brisbane QLD 4001 Australia

DX 9007

Telephone: 61 7 3334 4888
Facsimile: 61 7 3831 0593

Private and Confidential

31 October 2005

Orbis Investment Management Limited, Orbis Investment Management (B.V.I.) Limited or Orbis Asset Management Limited as agent for and on behalf of: Orbis Global Equity Fund Limited, Orbis Capital Limited, Orbis Optimal SA Fund Limited, Orbis SICAV - Global Equity Fund, Orbis Optimal Global Fund, L.P., Orbis MIS - Orbis Global Equity Fund and G.A Fund -L- Equity Deep Value World TP

I certify this letter to be a true copy of the original. Daniel James Scaffidi 4 November 2005

PLACEMENT LETTER

URGENT
PLACEMENT ACCEPTANCE CONFIRMATION
REQUIRED BY
5:00PM (AEST) Tuesday 1 November 2005

Dear Sir / Madam

PLACEMENT OF SHARES IN ALCHEMIA LIMITED (THE "ISSUER")

1. Introduction

On behalf of and as agent for the Issuer, ABN AMRO Morgans Limited (the "**Placement Agent**") is pleased to make the offer set out in clause 3 (the "**Offer**") for your participation in a placement of up to 13.3 million new shares ("**Placement Shares**") *in the Issuer at A$1.10 per Placement Share* to raise up to $A14,630,000 million ("**Placement**"). In addition to the Placement, the Issuer proposes to undertake concurrently with the Placement a Share Purchase Plan (SPP) to shareholders at the same price as the Placement Shares to raise up to a further $A5.0 million.

To accept the Offer, your Placement Acceptance Confirmation must be received by the Placement Agent by 5.00pm Tuesday 1 November 2005.

Until such time as you have accepted the Offer in accordance with its terms and returned a completed copy of the Placement Acceptance Confirmation to the Placement Agent, there is no agreement between you, the Issuer or the Placement Agent in connection with the Placement of Shares.

2. *The Placement*

This Offer of the Placement Shares has not been made by way of a disclosure document. As such, Offers for Placement Shares have been made in accordance with Chapter 6D of the Corporations Act 2001 (Cth) ("**Corporations Act**") to sophisticated investors (in accordance with section 708(8) of the Corporations Act), experienced investors (in accordance with section 708(10) of the Corporations Act) and professional investors (in accordance with section 708(11) of the Corporations Act).

The offer of Placement Shares in the Issuer is made to you as we are satisfied on reasonable grounds that you have previous experience investing in Shares that allows you to assess:

1. the merits of the Offer;
2. the value of the Placement Shares;
3. the risks involved in accepting the Offer;
4. your own information needs; and
5. the adequacy of the information given by the Issuer.

The reasons why we are satisfied as to the above matters are as follows:

- You are a professional investor

3 Allocation

The Offer made to you is as follows, subject to the terms set out in this letter.

Ordinary Shares	No of Shares	Total Amount
Placement Shares at A$1.10 per share	9,000,000	A$9,900,000

The Offer is not a Shares recommendation. Your decision to accept the Offer and acquire the Placement Shares will be made on the basis of your own assessment of the information, representations and warranties provided by the Issuer and Placement Agent in this agreement and your own independent assessment of the Issuer, its prospects and your own assessment of the Placement Shares.

The allocation of Placement Shares was determined at the discretion of the Issuer, in consultation with the Placement Agent.

An acceptance of this letter and allocation will represent a binding commitment by Orbis Investment Management to subscribe for the Placement shares (9,000,000) by the Settlement Date.

4. Indicative Placement Timetable

The Indicative Placement Timetable is as follows:

Acceptance of this letter required by	5:00pm, Tuesday 1 November
Trading halt and completion of balance of Placement	Wednesday 2 November and Thrusday 3 November 2005
Allocations advised to successful participants for balance of Placement	Friday 4 November 2005
Return of Placement Acceptance Confirmation for balance of Placement	5:00pm (AEST), Friday 4 November 2005
Settlement funds available in Brisbane (Settlement Date)	5:00 pm, Thursday 10 November 2005
DvP Settlement in CHESS	Friday 11 November 2005
Expected date of ASX quotation of Placement Shares	Monday 14 November 2005

5. <u>**Please note that the Placement Timetable may change after prior consultation and agreement with you. Any changes to the Placement Timetable will not affect any rights or obligations you have as a result of accepting the Offer. All times referred to above are Australian Eastern Standard Time ("AEST").*New Shares and Quotation***</u>

The Placement Shares will rank equally in all respects with existing Issued Shares following allotment including for the payment of all dividends payable (if any) after the date of allotment and will be issued fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever, with full title guarantee and other interests, together with all rights now or subsequently attaching to them.

Following the Placement, the Issuer will apply to the Australian Stock Exchange Limited ("**ASX**") to obtain quotation of the Placement Shares. In accordance with the Listing Rules of the ASX ("**ASX Listing Rules**"), the Issuer will also make an announcement to the market at the time of completion of the Placement.

As provided in the Placement Timetable, official quotation of the Placement Shares is expected to occur on Monday 14 November 2005. Participating Organisations (as defined in the ASX Business Rules) cannot trade in the Placement Shares either as principal or agent until official quotation is granted by the ASX in accordance with ASX Listing Rule 2.

6. <u>**Conditional Relief for Resale of the Placement Shares**</u>

The Issuer intends to rely on the on-sale provisions of the *Corporations Act* (sections 707(3) and (4)), and section 708A of the *Corporations Act in relation to the issue of the Placement Shares.* The Issuer also proposes to make an announcement to the ASX contemporaneously with, and in any event by no later than 2 days after, the time of issue of the Placement Shares to the effect that all information of the kind that would be required to be disclosed under subsection 713(5) of the *Corporations Act* if a prospectus were to be issued in reliance on section 713 in relation to the offer of the Placement Shares has been notified to the ASX.

The Issuer has warranted to the Placement Agent that it will provide a notice to ASX in accordance with section 708A(5) of the Corporations Act which complies with section 708A(6) of the Corporations Act. Section 708A(5) will only apply to an offer to sell or sale of the Placement Shares that occurs on a day after the day the notice referred to in clause 6 is lodged with ASX.

7. <u>**Reliance and Information**</u>

In managing the Placement, the Placement Agent has relied on reports it has received and representations made to it by the Issuer, together with any announcements the Issuer has made to the market in accordance with its continuous disclosure obligations in accordance with the Corporations Act and the ASX Listing Rules. The Placement Agent has not independently verified any material provided to it by the Issuer nor any public announcements made by the Issuer nor that the Issuer has and continues to comply with its continuous disclosure obligations pursuant to the ASX Listing Rules and the Corporations Act.

8. <u>**Offer Personal**</u>

The Offer and the agreement that will be entered into between you and the Placement Agent at the time of receipt of the Placement Acceptance Confirmation is personal. Except as provided in this paragraph, you may not assign, transfer or otherwise deal with your entitlement to the Placement Shares or your rights or obligations under the agreement without the prior written consent of the Placement Agent. You are permitted to assign your rights under this agreement to acquire some or all of the Placement Shares to one or more of the following entities, providing you give notice to the Placement Agent of the assignment within 2 days of the date of this agreement:

Orbis Investment Management Limited

Orbis Investment Management (B.V.I.) Limited

Orbis Asset Management Limited as agent for and on behalf of: Orbis Global Equity Fund Limited, Orbis Capital Limited, Orbis Optimal SA Fund Limited, Orbis SICAV - Global Equity Fund, Orbis Optimal Global Fund, L.P., Orbis MIS - Orbis Global Equity Fund and G.A Fund -L- Equity Deep Value World TP

9. **Representations, Warranties and Agreements by you**

You represent and warrant, as at the date of acceptance of the Offer and at settlement, for the benefit of the Issuer, the Placement Agent and their related bodies corporate (as defined in the Corporations Act) that:

(a) You, and each person for whom you are acquiring the Placement Shares do not require a disclosure document pursuant to section 708 of the Corporations Act;

(b) If you are acquiring any Placement Shares for an account of one or more persons, you have the authority to acknowledge and make the representations, warranties and agreements contained in this clause on behalf of each such person and you will take reasonable steps to ensure that any such person will comply with its/his/her obligations as you have agreed to them;

(c) You confirm that you are in compliance with all relevant requirements of the Australian Foreign Acquisitions and Takeovers Act 1975 and will not cease to be in compliance if you accept the Offer;

(d) You acknowledge that no disclosure document will be lodged with ASIC in connection with the Placement or Placement Shares;

(e) In deciding to accept this Offer and acquire the Placement Shares you have relied on all information that you believe is necessary or appropriate to assess the Placement and in so doing you have made and relied entirely on your own assessment of the information, representations and warranties made by the Placement Agent and Issuer in this agreement, and have also conducted your own independent investigation with respect to, the Issuer, its prospects and the Placement Shares;

(f) In deciding to accept this Offer you will obtain your own tax advice regarding the tax consequences in any jurisdiction of purchasing, owning or disposing of the Placement Shares and any consequences arising under the laws of any other taxing jurisdiction;

(g) You are aware that section 708A may not apply in the event that the Issuer does not satisfy the requirements under section 708A(5) or the notice given under section 708A(5)(e) does not comply with section 708A(6);

(h) You acknowledge that the Offer does not constitute a recommendation to acquire the Placement Shares and that the Placement Agents have not had regard to your particular objectives, financial situation and needs;

(i) You are not a 'Related Party' (as defined in Chapter 2E of the Corporations Act) of the Issuer;

(j) You agree to accept the Placement Shares issued to you on the terms set out in the Offer and subject to the Issuer's constitution;

(k) You agree that the Issuer may disclose to ASIC your name or the name of the nominee or custodian into whose name your Placement Shares are issued and that the Issuer may give to ASIC any other information known to it which ASIC requests in writing in relation to the issue of your Placement Shares;

(l) You acknowledge the Issuer's statement that it is not issuing the Placement Shares for the purpose of you selling or transferring them or granting, issuing or transferring interests in, or options or warrants over, them and that it is the Issuer's preference and intention that you acquire the Placement Shares and remain a medium to long term holder of such Placement Shares;

(m) You acknowledge and agree that the Placement Agent is not responsible for the accuracy or completeness of, and has no obligation to enforce, any representations or warranties given by the Issuer as disclosed in the Offer;

(n) You confirm that it is your present intention to be an investor in the Placement Shares and to remain so in at least the medium term (i.e. longer than 12 months). This confirmation is understood to be a statement by you of your present intention only but not an undertaking not to sell, particularly where your investment objectives or market conditions change;

(o) Except for any liability which cannot by law be excluded or in relation to a breach by the Placement Agent or Issuer of any the obligations, representation or warranties in this agreement, you acknowledge that none of the Placement Agent, the Issuer or any of their related bodies corporate or affiliates, or any directors, officers, employees or advisers of any of them accept any liability in relation to the Placement. You agree to release the Placement Agent, the Issuer, any of their related bodies corporate or affiliates and any directors, officers, employees or advisers of any of them from all claims, demands and proceedings which you may have, or claim to have, against any of them. The Placement Agent and the Issuer (as applicable), hold the benefit of your acknowledgement and release for each of their related bodies corporate and affiliates and for any of their respective directors, officers, employees or advisers;

(p) You acknowledge that acceptance of the Offer involves a degree of risk; and

(q) You acknowledge that the Issuer, the Placement Agent and their respective related bodies corporate and affiliates are entitled to, and will, rely on the truth and accuracy of the acknowledgements, representations, warranties and agreements you have made.

10. Representations, Warranties and Agreements by Placement Agent and Issuer

We warrant on behalf of the Placement Agent and the Issuer that, on the date of this agreement and on each day after the date of this agreement up to and including settlement, as if made on and as at each of those dates:

(a) no information apart from the discussions in relation to this Placement has been given to you which is now inside information for the purpose of Division 3 of Part 7.10 of the *Corporations Act*;

(b) the Placement does not need disclosure to investors pursuant to section 708(8) of the *Corporations Act;*

(c) there has been no ASIC determination as contemplated by section 708A(2) of the *Corporations Act* in respect of the Placement Agent or the Issuer;

(d) subject to providing on the Settlement Date a notice in accordance with section 708A(5) of the *Corporations Act* which complies with section 708A(6) of the *Corporations Act*, an offer of Placement Shares for sale (or an assignment of a right in respect of or interest in the Placement Shares) in the 12 month period commencing on the date which is immediately after the Settlement Date may be made without a disclosure document;

(e) the Issuer will, on or before 7pm on the Settlement Date, provide to ASX a notice in accordance with section 708A(5) of the *Corporations Act* which complies with section 708A(6) of the *Corporations Act*;

(f) the Placement Shares are in a class of securities that were quoted securities at all times in the 12 months before the day on which the Placement Shares are issued and trading in that class of securities on the ASX was not suspended for more than a total of 5 days in that 12 months, no exemption under section 111AS or 111AT of the *Corporations Act*

covered the Issuer, or any person as director or auditor of the Issuer, at any time in the 12 months before the Allotment of Placement Shares and no order under section 340 or 341 of the *Corporations Act* covered the Issuer, or any person as director or auditor of the Issuer, at any time in the 12 months before the Allotment of Placement Shares;

(g) The Issuer compliance with the terms of this agreement and the conditions of the Offer and the documents referred to in them will not breach or constitute a default under any of the following:

- any provision of the memorandum or articles of association or equivalent constitutional documents of the Issuer;
- any agreement or instrument to which the Issuer is a party or by which it is bound;
- any order, judgment, decree or other restriction applicable to the Issuer; or
- any limits, powers or restrictions binding upon the Issuer; and

(h) the offer and issue of the Placement Shares comply with the requirements of the *Corporations Act* and *ASX Listing Rules.*

The Issuer will ensure your details (or the details of the entities to whom you have directed us to issue the Placement Shares, as appropriate) are recorded in its share register immediately upon issue of the Placement Shares.

The issuer represents and warrants that the Placement Shares allocated to you (or as you direct) will in aggregate represent 7.39% of the share capital of the Issuer following full completion of the Placement and of the Share Purchase Plan as contemplated in Section 1, assuming no exercise of outstanding Options.

The Issuer will provide you with written confirmation of the issue of the Placement Shares as soon as they are issued and written evidence of the quotation of the Placement Shares, immediately following quotation.

The Issuer will also provide a holding statement to the entities being issued the Placement Shares (as you have directed) on or before 15 November 2005.

The Placement Agent and the Issuer acknowledges that it has made and given the warranties with the intention of inducing you to enter this agreement and that you have entered into this agreement in full reliance on the warranties.

11. Termination by you

If a representation, warranty or agreement made by the Placement Agent or Issuer is found to be incorrect or misleading when made on or before the Settlement Date you may, by notice given to the Placement Agent and the Issuer, terminate this agreement without prejudice to any other remedy available to you.

12. Variation

Any amendment, modification or variation of this agreement that arises from acceptance of the Offer must be in writing and executed by the parties.

13. Governing Law and Jurisdiction

The agreement between us arising out of your acceptance of the Offer are governed by and must be construed in accordance with the laws of Queensland. The parties submit to the non-exclusive jurisdiction of the courts in Queensland and courts competent to hear appeals from such courts.

14. Entire Agreement

The terms of this Placement Letter and your completed Placement Acceptance Confirmation, constitute the entire agreement between the Issuer, the Placement Agent and you to the exclusion of all prior representations, understandings and agreements (whether oral or written, express or implied).

15. Confidentiality

Irrespective of whether you accept the Offer, the information contained in this Placement Letter and the Offer is confidential. You must keep the existence and the terms of the Placement Letter and the Offer confidential unless:

(a) the information is public knowledge (but not because of unauthorised disclosure by you of any of the terms of the Offer);

(b) disclosure is required by law or a regulatory body (including a relevant stock exchange); or

(c) disclosure is made to a person who must know for the purposes of the Offer being made.

16. Notices

Any notice to be given relating to the Offer or your acceptance of the Offer must be sent by facsimile and will be deemed to have been given on the successful transmission to the correct facsimile number.

17. Placement Acceptance Confirmation

To accept the Offer, please complete and return the Placement Acceptance Confirmation (attached) which incorporates by reference all the terms of this Placement Letter.

To confirm your irrevocable acceptance of the terms of the Offer, please sign and return a copy of the Placement Acceptance Confirmation to the Placement Agent by fax on or before 5:00pm (AEST) Tuesday 1 November 2005 to:

ABN AMRO Morgans
Level 29, Riverside Centre
123 Eagle Street
Brisbane Qld 4000
Facsimile: (61-7) 3831 0593
Attention: Ms. Alexandra Thomas

18. Settlement

Settlement of the transaction is to be on the CHESS settlement service scheduled to occur on Thursday 10 November 2005 (the **"Settlement Date"**).

However, in the event that for any reason, other than a delay on your part in meeting your obligations hereunder the Placement Shares are not allotted to you on or before the Settlement Date indicated in the Timetable, upon your written request we will immediately return any cleared settlement funds to you with interest (accruing daily from (and including) the date the Application Monies were received) at the rate offered by our bank on overnight deposits and without prejudice to any rights you may have in respect of this Placement Letter.

You must deliver the original Placement Acceptance Confirmation Form together with payment of the Application Monies at A$1.10 per New Share (cheques made payable to *"ABN AMRO Morgans Limited"*) *or valid instructions as to where funds can be drawn from* to ABN AMRO Morgans Limited, Level 29, 123 Eagle Street Brisbane QLD 4000, marked to the attention to Alex Thomas **on or before 5.00pm Thursday 10 November 2005.**

Please note that although the settlement of the Placement Shares is being undertaken via CHESS, it is not covered by the National Guarantee Fund.

Yours sincerely
ABN AMRO MORGANS CORPORATE LIMITED

Philip Lee
Director, Corporate Finance

D J Oakley

David Oakley
Associate Director*, Corporate *Finance

PLACEMENT ACCEPTANCE CONFIRMATION
ALCHEMIA LIMITED

Reply to: **ABN AMRO Morgans**
Facsimile: (61-7) 3831 0593
Attention: Ms Alexandra Thomas

Offer of new Shares in Alchemia Limited (the "Issuer") at A$1.10 each (the "Placement Shares")

We refer to the Placement Letter from the Placement Agent dated 28 October 2005 regarding the Placement by the Issuer of the Placement Shares. We confirm our irrevocable agreement to subscribe for the following allocation on the terms and conditions set out in the Placement Letter.

In connection with our purchase of such Placement Shares, the undersigned hereby confirms (for the benefit of the Issuer, the Placement Agent and its respective related bodies corporate and affiliates), the various representations, warranties and agreements contained in the Placement Letter, including those set out in clause 10 of the Placement Letter, which are incorporated by reference.

We acknowledge the Issuer's statement that it is not issuing the Placement Shares for the purpose of investors selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over them, and that it is the Issuer's preference that investors acquire the Placement Shares as an investment to be held for at least the medium term.

Placee details:

Name of Applicants and Registration Details:	Orbis Investment Management Limited, Orbis Investment Management (B.V.I.) Limited or Orbis Asset Management Limited as agent for and on behalf of: Orbis Global Equity Fund Limited, Orbis Capital Limited, Orbis Optimal SA Fund Limited, Orbis SICAV - Global Equity Fund, Orbis Optimal Global Fund, L.P., Orbis MIS - Orbis Global Equity Fund and G.A Fund -L- Equity Deep Value World TP
Number of New Shares applied for:	**9,000,000 (See Schedule A for allocation)**
Value at A$1.10 per New Shares: (this is your settlement amount)	**A$9,900,000**

Details of Authorised Signatory

Signature: ......Simbrell.................. ...Date: 1 November 2005

Name: Steven Timbrell..

Title: Authorised Signatory..

THIS FORM MUST BE FAXED TO (07) 3831 0593 (attn: ALEX THOMAS) BY NO LATER THAN 5:00PM (AEST) TUESDAY 1 NOVEMBER 2005

SETTLEMENT FUNDS OR INSTRUCTIONS MUST BE RECEIVED BY **RSDAY 10 NOVEMBER 2005**

SCHEDULE A – ALLOCTION OF PLACEMENT SHARES

The Placement Shares shall be allocated and issued to the beneficial owners and registered in the name of their custodian or the custodian's nominees, as follows.

Shares	Beneficial Owner	Registered Name
6,120,000	Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd.
1,800,000	Orbis Capital Limited	HSBC Custody Nominees (Australia) Ltd.
260,000	Orbis Optimal SA Fund Limited	Westpac Custodian Nominees Ltd.
440,000	Orbis SICAV – Global Equity Fund	Westpac Custodian Nominees Ltd.
100,000	Orbis Optimal Global Fund, L.P.	Westpac Custodian Nominees Ltd.
140,000	Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees Ltd.
140,000	G.A Fund -L- Equity Deep Value World TP	ANZ Nominees Ltd.

MALLESONS STEPHEN JAQUES

Confidential communication

6 November 2005

Australian Stock Exchange Limited
Company Announcements
Fax 1900 999 279

Alchemia Limited

We act for Orbis Global Equity Fund Limited ("Orbis") and enclose a notice under Part 6C.1 of the Corporations Act 2001 (Cth).

The contents of the notice are identical to those in the notice provided by Orbis on 3 November 2005 save for the following corrections:

(a) Under "2. Details of voting power" on page 1 of the notice the number of securities has been changed to 8,912,560 and the percentage voting power has been changed to 7.60 %; and

(b) The number in Table 2 of Annexure A on page 3 of the notice has been changed to 8,912,560.

Yours faithfully

Damien Scholefield
Senior Associate
Direct line +61 2 9296 2463
Email damien.scholefield@mallesons.com

Alchemia

3 November 2005

ASX ANNOUNCEMENT

Alchemia granted US Patent for key carbohydrate building block technology

Australian biotechnology company Alchemia Limited (ASX: ACL) today announced it had been granted a key patent by the US Patent and Trademark Office.

The patent, entitled "Protecting Groups for Carbohydrate Synthesis" (US 6,953,850) protects many of the building blocks used in the development of VAST™ discovery libraries, and provides a significant barrier to entry for others wishing to prepare similar compounds.

It covers the ability to use common intermediates to build desirable compounds in a rapid and cost effective manner, providing an advantage in the drug discovery process.

Alchemia Limited wholly owns this US patent, which expires on January 18th, 2020. The same patent had previously been granted in Australia (771,708), and is pending in other major jurisdictions including Europe, Japan, and China.

This information is reported in voluntary compliance with the ASX/AusBiotech Code of Best Practice for Reporting by Life Science Companies.

Christopher Neal
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Alchemia Limited

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.10
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund the company's drug discovery and development programmes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11th November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	111,871,720	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		7,781,318	Options held by non employees
		3,709,662	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 3rd November 2005

Print name: Christopher Neal
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

MALLESONS STEPHEN JAQUES

Confidential communication

Australian Stock Exchange Limited
Company Announcements
Fax 1900 999 279

3 November 2005

Alchemia Limited

We act for Orbis Global Equity Fund Limited and enclose a notice under Part 6C.1 of the Corporations Act 2001 (Cth).

Yours faithfully

Damien Scholefield
Senior Associate
Direct line +61 2 9296 2463
Email damien.scholefield@mallesons.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Alchemia Limited

ACN/ARSN/ABN: 071 666 334

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of annexure A

ACN/ARSN (if applicable): n/a

The holder became a substantial holder on: 01/11/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	8,860,000	8,860,000	7.27%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Orbis Global Equity Fund Limited	Acquisition of shares - Share Placement Agreement	Ordinary 6,120,000
See Annexure A (table 1 and 2)		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Orbis Global Equity Fund Limited	No	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Global Equity Fund Limited (no current registered holder)	Ordinary 6,120,000
See Annexure A (table 1 and 2)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
Orbis Global Equity Fund Limited	01/11/05	$6,732,000 (to be paid on 11/11/05)	-	Ordinary 6,120,000
See Annexure A (table 1 and 2)				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A (table 1 and 2)	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda
See Annexure A (table 1 and 2)	

Signature

print name James Dor[illegible] Capacity Director/Officer/Authorised Signatory

sign here date 03 / 11 / 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ALCHEMIA LIMITED ACN 071 666 334

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 603

sign _______________ date 03 / 11 / 2005

Table 1

Name and address of substantial holder / associate	Nature of relevant interest	Class and number of securities	Consideration (to be paid on 12/10/05)	Person entitled to be registered holder of securities (no current registered holder)	Nature of association
Orbis Capital Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	1,800,000 Ordinary shares	$1,980,000	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Capital Limited	Controlled by Orbis Holdings Limited
Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	260,000Ordinary shares	$286,000	Westpac Custodian Nominees Ltd as nominee of Orbis Optimal SA Fund Limited	Controlled by Orbis Holdings Limited
Orbis SICAV Global Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	440,000 Ordinary shares	$484,000	Westpac Custodian Nominees Ltd as nominee of Orbis SICAV Global Equity Fund	Controlled by Orbis Holdings Limited
Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	100,000 Ordinary shares	$110,000	Westpac Custodian Nominees Ltd as nominee of Orbis Optimal Global Fund	Controlled by Orbis Holdings Limited
Orbis MIS Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of shares - Share placement agreement	140,000 Ordinary shares	$154,000	Westpac Custodian Nominees Ltd as nominee of Orbis MIS Orbis Global Equity Fund	Controlled by Orbis Holdings Limited

Table 2

The following entities, by reason of their relationship as associates, have a relevant interest in 14,980,000 ordinary securities of Alchemia Limited.

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu, Seoul 1110 -070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 2000	101 387 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 200	112 315 625	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Alchemia

3 November 2005

ASX / MEDIA ANNOUNCEMENT

Alchemia announces capital raising to progress promising new drug candidates

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had raised $14.6 million through an institutional and sophisticated investor share placement and would commence a share purchase plan (SPP) to offer an additional $5 million to existing shareholders to fund the progression of its promising drug discovery programs.

Under the capital raising:

- 13.3 million fully paid ordinary shares have been allocated and will be issued to institutions and sophisticated investors at $1.10 per share. The placement price represents a 14% discount to the 5-day volume weighted average market price of $1.28 up to and including 1 November 2005.
- All existing Alchemia shareholders residing in Australia and New Zealand will be eligible to participate in the SPP. Under the plan, shareholders may purchase up to $5000 worth of additional Alchemia shares without brokerage or transaction costs at the placement price of $1.10 per share. Up to 4.55 million shares may be issued depending on the level of take-up from Alchemia shareholders.

Alchemia Managing Director Dr Tracie Ramsdale said the proceeds from the institutional placement and share purchase plan would enable Alchemia to accelerate its drug discovery program to the next stage of its development.

"A number of potential new drug opportunities discovered using our VAST™ drug discovery platform technology targeting cancer and eye diseases will be ready to move into clinical trials over the next 18 months," she said.

"Our aim is to increase the value of our drug discovery pipeline to a level comparable to our first product Synthetic Heparin."

Alchemia reaffirms it is firmly on track for the market launch of its Synthetic Heparin drug in 2008. The pilot scale synthesis of the first batch of Synthetic Heparin has been completed at Dow's facility in Midland. This material will now undergo purification and quality assurance testing prior to being released to the company's marketing partners, APP.

Following handover, APP will move to complete the two final elements of the product's development —obtaining regulatory approvals and coordinating the North American market launch.

Alchemia

In accelerating its drug discovery program, Alchemia will utilise the funds as follows:

- **Anti-cancer** — Progressing anti-cancer drug candidate ACL16907 from its current preclinical status through to the completion of Phase II clinical trials in 2008.
- **Eye disease** — Advancing a candidate to the end of Phase I clinical trials by 2007/08.
- **VAST™ drug discovery platform** — The development of further lead compounds to a preclinical stage to provide additional compounds in a variety of therapeutic areas for early stage outlicensing over the next three years.

Dr Ramsdale said Alchemia's aim was to take anti-cancer drug ACL16907 into clinical trials potentially to the completion of Phase II, at which time the company would evaluate licensing opportunities.

"There are significant value increments for us as an outlicensing biotechnology company following completion of positive Phase I and II trials," she said.

"We aim to commence Phase I clinical trials by this time next year, which will require an Investigational New Drug filing with the US Food and Drug Administration in mid 2006."

Dr Ramsdale said the anti-cancer compound had demonstrated very encouraging preclinical results, with efficacy proven in animal models of human prostate cancer and non-small cell lung cancer.

'Subsequent results in animal models have shown a good therapeutic margin between efficacy and the maximum tolerated dose (MTD), highlighting ACL16907's suitability as a candidate for clinical trials."

Dr Ramsdale said Alchemia was also committed to progressing the eye disease stream of its drug discovery program, which had potential to deliver a new therapeutic to treat diseases such as Age-related Macular Degeneration (AMD) and Diabetic Retinopathy (DR).

"We have established efficacy in an animal model of eye disease and confirmed the 'drug-like' properties of our compounds. We will now optimise these compounds, advance them to Phase I clinical trials in 2007/08 and seek a partner at that time," she said.

Dr Ramsdale said Alchemia's eye disease compounds had a unique mechanism of action, providing the company with a competitive advantage in an area of significant unmet medical need and one of intense interest from the world's major pharmaceutical companies.

"Current therapies are not effective for everyone and, with an aging population, the incidences of both AMD and DR are rapidly increasing," she said.

"In addition, with very few new drug candidates in clinical trials aimed at treating eye disease there is an opportunity for attractive partnering deals at quite early stages. Two Phase I licensing deals completed worldwide in the past two years have both been worth over $US300 million to the outlicensing biotech company."

Key dates for the SPP:

3 November 2005	Record date for the SPP
9 November 2005	SPP letter despatched
9 November 2005	SPP offer opens
2 December 2005	SPP offer closes
13 December 2005	Allocation under the SPP
13 December 2005	SPP despatch

ABN AMRO Morgans has been appointed sole lead manager to the capital raising.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

ENQUIRIES:
Mr Chris Neal
Alchemia Limited
Chief Financial Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia
Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology, eye disease and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, the Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

1 November 2005

ALCHEMIA LIMITED

TRADING HALT

The securities of ALCHEMIA LIMITED (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 3 November 2005 or when the announcement is released to the market.

Security Code: ACL

Peter McNamara
Manager Issuers Brisbane

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
30 September 2005

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**30th SEPTEMBER 2005**

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs (including R&D staff costs)	(875)	(875)
	(b) advertising and marketing	(167)	(167)
	(c) research and development (excluding R&D staff costs)	(816)	(816)
	(d) leased assets	-	-
	(e) other working capital	(2,584)	(2,584)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	222	222
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (R&D Start grant)	-	-
	Net operating cash flows	**(4,220)**	**(4,220)**

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(4,220)	(4,220)
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(23)	(23)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(23)	(23)
1.14	**Total operating and investing cash flows**	**(4,243)**	**(4,243)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	1,044	1,044
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Financial lease principal	(2)	(2)
	Net financing cash flows	**1,042**	**1,042**
	Net increase in cash held	**(3,201)**	**(3,201)**
1.21	Cash at beginning of quarter/year to date	15,788	15,788
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**12,587**	**12,587**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	57
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The cash flows for the quarter include a planned non-recurring payment made in respect to the pilot plant scale up of synthetic heparin. Funding for this expenditure was provided by grants received in previous periods and contributions from APP outlined in 1.17

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (American Pharmaceutical Partners)	1,671	1,671
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,055	806
4.2	Deposits at call	627	615
4.3	Bank overdraft	-	0
4.4	Other - Term deposits	10,905	14,367
	Total: cash at end of quarter (item 1.22)	12,587	15,788

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 25th October 2005

Company Secretary

Print name: Christopher Neal

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	91,642
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to Alchemia Limited Tax Exempt Share Plan and Alchemia Limited Executive Share Plan (restricted from sale for 3 years).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	98,571,720	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		7,781,318	Options held by non-employee
		3,709,662	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 17th October 2005

Print name: Christopher Neal

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,716
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.95 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to an exercise of options in accordance with terms of the Alchemia Employee & Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	98,480,078	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		7,781,318	Options held by non-employee
		3,709,662	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 12th October 2005

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Notice of 2005 Annual General Meeting and Explanatory Notes

Alchemia

Alchemia Limited
ABN 43 071 666 334

Meeting to be held at the
ASX Lecture Theatre
Level 5, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Monday 14 November 2005
at 11.00am (Brisbane time)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of shareholders of Alchemia Limited (ABN 43 071 666 334) will be held at ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane, on Monday 14 November 2005 at 11.00am (Brisbane time) for the purpose of transacting the following business.

ORDINARY BUSINESS

1. Financial Statements and Reports

To consider and receive the Financial Report, the report of the Directors and the Auditor's Report for the year ended 30 June 2005.

2. Remuneration Report

To consider and if thought fit, pass the following resolution in accordance with s250R(2) of the Corporations Act:

'That the remuneration report for the financial year ended 30 June 2005 as disclosed in the Directors' Report be received and approved.'

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

3. Election of Dr Errol Malta

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Dr Errol Malta, who retires by rotation in accordance with rule 16.1 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company.'

4. Election of Ms Nerolie Withnall

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Ms Nerolie Withnall, who retires by rotation in accordance with rule 16.1 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company.'

SPECIAL BUSINESS

5. Ratification and Approval of Previous Allotment and Issue of Shares

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, shareholders ratify and approve the following share issues:

- *1,030,777 shares issued to American Pharmaceutical Partners, Inc at $0.595 per share on 30 November 2004;*
- *663,537 shares issued to American Pharmaceutical Partners, Inc at $0.595 per share on 9 March 2005; and*
- *239,411 shares issued to American Pharmaceutical Partners, Inc at $0.595 per share on 5 June 2005.*

Christopher Neal
Company Secretary
By Order of the Board

Dated 29 September 2005

Notes

(a) A member who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.
(b) If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form in accordance with the instructions on the proxy form.
(c) The proxy need not be a member of the Company. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
(d) A corporation may elect to appoint a representative, rather than appoint a proxy, in accordance with the *Corporations Act 2001* in which case the Company will require written proof of the representative's appointment in accordance with s250D of the *Corporations Act 2001* which must be lodged with or presented to the Company before the meeting.
(e) The Company has determined in accordance with Regulation 7.11.37 *Corporations Regulation 2001* that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members as at 7.00pm (Sydney time) on Thursday 10 November 2005.
(f) If you have any queries on how to cast your votes then call the Company Secretary on 07 3340 0200 during business hours.

Explanatory Memorandum

ORDINARY BUSINESS

Financial Statements and Reports

The *Corporations Act 2001* requires that the report of the Directors, the report of the Auditor and the Financial Reports be presented to the Annual General Meeting. In addition the Company's Constitution provides for such reports and statements to be received and considered at the meeting. Apart from the matters involving remuneration which are required to be voted upon, neither the *Corporations Act 2001* nor the Company's Constitution requires a vote of shareholders at the Annual General Meeting on such reports or statements, however shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

In addition to asking questions at the meeting, shareholders may address written questions to the Chairman about the management of the Company, or to the Company's Auditor which are relevant to:

- the content of the Auditor's Report to be considered at the meeting; or
- the conduct of the audit of the annual Financial Report to be considered at the meeting.

Any written questions must be submitted to the Company Secretary on or before 7 November 2005 by post to:

The Company Secretary
Alchemia Limited
PO Box 6242
Upper Mt Gravatt
Queensland 4122

Directors' Remuneration Report

The *Corporations Act 2001* requires that the section of the Directors' Report dealing with the remuneration of Directors, the Company Secretary and up to five senior executives ('Remuneration Report') be put to shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Annual Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

Election of Dr Errol Malta PhD

Errol Malta retires in accordance with the rotation procedure in rule 16 of the Company's Constitution and, being eligible, offers himself for re-election.

Errol Malta brings considerable scientific and drug development expertise to the Board. Errol Malta has over 16 years experience in the biotechnology industry, primarily with Amgen one of America's most successful biotechnology companies. As a project development team leader with Amgen at their California headquarters he was responsible for the development including regulatory approval of a number of new drug candidates. He returned to Australia as Director of Scientific Affairs for Amgen Australia and head of their Melbourne office.

He is currently a consultant to the biotechnology sector. A Director since 2003, he is a member of the Remuneration Committee and the Chairman of the Company's Clinical Advisory Committee advising on the development of the Company's anti-cancer drug candidate.

Election of Ms Nerolie Withnall BA LLB MAICD

Nerolie Withnall retires in accordance with the rotation procedure in rule 16 of the Company's Constitution and, being eligible, offers herself for re-election.

Nerolie has a distinguished background in law, specialising in corporate law. From 1989 to 2000 she was a partner of Minter Ellison's Brisbane office. She is currently a Director of the ASX listed Campbell Brothers and Pan Australian Resources, the Queensland Government's Major Sports Facilities Authority and the Brisbane Institute, a member of the Takeovers Panel and the Corporations and Markets Advisory Committee and a Councillor of the National Maritime Museum.

A Director since 2003, she is Chairman of the Audit and Risk Committee.

Special Business

Ratification and Approval of Previous Allotment and Issue of Shares

The purpose of Resolution 5 is for shareholders to approve/ratify, pursuant to Listing Rule 7.4, those share issues which occurred during the 12 months before the date of this Annual General Meeting which count toward the Company's 15% limit under Listing Rule 7.1.

Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant here) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of the shares at the commencement of that 12 month period.

The allotment and issue of shares detailed in Resolution 5 did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

Resolution 5 proposes the ratification and approval of the allotment and issue of shares for the purpose of satisfying the requirements of Listing Rule 7.4.

The information required to be provided to shareholders to satisfy Listing Rule 7.4 is specified in Listing Rule 7.5.

In compliance with the information requirements of Listing Rule 7.5, members are advised of the following particulars in relation to the allotment and issue:

DATE OF ISSUE	NUMBER OF SHARES ISSUED	ISSUE PRICE PER SHARE	TERMS OF SHARES ISSUED	PERSONS TO WHOM SHARES WERE ISSUED	BASIS FOR DETERMINING ALLOTTEES AND USE OF FUNDS RAISED BY THE ISSUE
30/11/04	1,030,777	$0.595	Shares rank equally in all respects with the existing ordinary shares on issue.	American Pharmaceutical Partners, Inc	Shares issued pursuant to the terms of the Research and Development, Commercialisation and Distribution Agreement dated 17 October 2003 between the Company and American Pharmaceutical Partners, Inc.
09/03/05	663,537	$0.595	Shares rank equally in all respects with the existing ordinary shares on issue.	American Pharmaceutical Partners, Inc	Shares issued pursuant to the terms of the Research and Development, Commercialisation and Distribution Agreement dated 17 October 2003 between the Company and American Pharmaceutical Partners, Inc.
05/06/05	239,411	$0.595	Shares rank equally in all respects with the existing ordinary shares on issue.	American Pharmaceutical Partners, Inc	Shares issued pursuant to the terms of the Research and Development, Commercialisation and Distribution Agreement dated 17 October 2003 between the Company and American Pharmaceutical Partners, Inc.

Alchemia

30 September 2005

ASX / MEDIA ANNOUNCEMENT

Update on progress of Synthetic Heparin pilot scale manufacture

Australian drug development company Alchemia Limited (ASX: ACL) today updated the market on the status of the pilot scale manufacture of its generic anti-blood clot drug Synthetic Heparin.

The commercial cGMP scale up of 500-grams of Synthetic Heparin is nearing completion at the United States facilities of Alchemia's manufacturing partner The Dow Chemical Company (Dow), with over 95% of the steps having successfully progressed through the pilot plant.

Alchemia Managing Director Tracie Ramsdale said the chemistry had translated very well, with excellent results achieved in terms of product yields and quality.

"Yields from this process have been at least as good, and in some cases better, than those achieved in the laboratory scale-up at Alchemia's Brisbane site, thanks to the expertise of our partners at Dow," she said.

Alchemia targeted completion of the commercial scale-up campaign by the end of the September quarter. The process is now at the penultimate step which will enable Dow to evaluate two alternative purification processes for the final product. Both of these processes are viable for commercial scale production and an evaluation and comparison will be undertaken over the next two weeks in order to select the best option. Once that decision has been made the first batch of commercial material is expected to be out of the plant in October.

Dr Ramsdale said the development process to date had demonstrated Synthetic Heparin could be successfully scaled up from laboratory to pilot scale with consistent product quality.

"We are confident the completion of the pilot scale campaign will result in a robust, commercially viable production process," she said.

"Successful completion of the pilot scale manufacture will represent the most important milestone to date for the Synthetic Heparin program, resulting in a significant reduction in the overall project risk."

Dr Ramsdale said following completion of the pilot scale manufacture the regulatory and market launch costs of Synthetic Heparin would be the responsibility of Alchemia's marketing partner American Pharmaceutical Partners (APP).

"After the scale up APP will undertake the formulation and stability process required to lodge an Abbreviated New Drug Application (ANDA). The ANDA will be filed with the FDA in December 2006, shortly after the FDA market exclusivity period expires on branded synthetic heparin drug Arixtra®," she said.

"The regulatory approval process for a generic drug is significantly shorter and less costly than that required for a new drug, enabling an anticipated 2008 market launch for our generic Synthetic Heparin.

"As the only known generic competition for Arixtra®, Alchemia will be well positioned to capture an attractive market share upon the launch of our product. The total market for heparin-related drugs in 2004 exceeded $US3.5 billion."

The commercial scale-up campaign, based on the culmination of more than five years of internal R&D, commenced in February 2004 and involves the scale-up and optimisation of one of the most complex proprietary syntheses in the pharmaceutical arena.

Arixtra® is currently approved in Australia, the United States and Europe for the prevention of venous thromboembolism (VTE), which includes deep vein thrombosis (DVT) and pulmonary embolism (PE), in patients undergoing surgery for hip fracture, knee replacement and hip replacement.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia
Alchemia is a drug discovery company that is developing a generic Synthetic Heparin, and is developing a pipeline of oncology and antibiotic therapeutics discovered using the company's proprietary technology platform, VAST. Alchemia has leveraged its chemistry expertise to develop an efficient, economical manufacturing process which the Company believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3.5 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, the Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

Discovery and development of new therapeutics to improve human health

Annual Report 2005

Alchemia Limited is an ASX listed drug development company focused on the creation of long-term value through the discovery and development of new therapeutics to improve human health.

Since its inception in 1995, Alchemia has made considerable progress towards commercialisation of its technology and building long-term value. This includes the completion of a successful Initial Public Offering in December 2003 and the execution of significant partnering agreements with international companies The Dow Chemical Company (2000) and American Pharmaceutical Partners (2003) for the development of its lead product, generic Synthetic Heparin.

Alchemia has also made significant advancements in the areas of drug discovery and manufacturing, which are protected by proactive intellectual property strategies including international patent applications.

Alchemia's unique drug discovery technology, VAST™ (Versatile Assembly on Stable Templates), allows rapid generation of 'druggable' novel small molecules for lead identification and optimisation, in selected areas of significant unmet medical need.

The company's most advanced candidates generated by VAST™ are in the anti-cancer and antibiotic fields, while new candidates are being investigated for potential application in the treatment of eye diseases.

Alchemia's research and development efforts have resulted in the economic production of a series of proprietary chemical building blocks that enable the large-scale, cost-effective synthesis of carbohydrates. Use of this technology has culminated in the development of a new and efficient process for the preparation of Alchemia's lead product, Synthetic Heparin (a generic version of Arixtra®) – a drug used to prevent the formation of blood clots.

Alchemia and Dow have formed a manufacturing alliance, extending to 2010, for the large-scale Custom Contract Synthesis of novel or existing carbohydrate compounds for pharmaceutical or other applications. Dow is the world's largest chemical company and has considerable expertise in the manufacture of pharmaceuticals. Dow is responsible for manufacturing Alchemia's Synthetic Heparin, using Alchemia's technology, at its US facilities in Midland, Michigan. Under the alliance terms, Alchemia and Dow will equally share profits from the manufacture of Synthetic Heparin.

Alchemia formed an alliance with APP in 2003 to develop and market Synthetic Heparin in North America. Based in Illinios, APP is a NASDAQ listed generic pharmaceutical company specialising in the US hospitals injectables market. It currently sells some 150 therapeutic products into this market. APP is responsible for product formulation, obtaining FDA approval, and marketing Synthetic Heparin in North America. Under the alliance terms, Alchemia and APP will equally share profits from the sales of Alchemia's Synthetic Heparin. The agreement between Alchemia and APP is for a period of 10 years from the date of the first regulatory approval for Synthetic Heparin.

Towards Commercialisation in 2004/05



Significant reduction in the project risk for Synthetic Heparin as positive progress and results are achieved on the pilot scale cGMP manufacture at The Dow Chemical Company's US facilities using Alchemia's technology.

Recorded yields from Synthetic Heparin's pilot manufacturing process in the US as good as or better than those achieved in Alchemia's Australian laboratory.

Selected our proprietary lead anti-cancer drug candidate ACL16907 to progress to formal preclinical testing, following positive results from *in vivo* animal cancer models.



Submitted a pre-investigational New Drug (IND) package detailing ACL16907 to the US Food and Drug Administration (FDA) in March, to support a proposed IND filing in 2006.

Awarded an Australian Government Grant, under the P3 (Pharmaceutical Partnerships Program) grant scheme, to contribute up to $7.8 million to Alchemia's R&D activities over the next three years.



Maintained a strong cash position of $15.9 million.

Successfully released a significant portion of shares on issue from escrow in December 2004.

Continued strong market outlook for Alchemia's generic Synthetic Heparin as the worldwide heparin market increases by more than 17 percent in 2004 to $US3.5 billion. Additional approvals expected in 2005 for the branded Synthetic Heparin drug will increase approved indications to approximately 70 percent of the low molecular weight heparin market.



Chairman's Report

TOWARDS COMMERCIALISATION

At the close of Alchemia's first full financial year as a publicly listed company, it is with great satisfaction that I can report to shareholders on the company's impressive progress towards commercialisation of our key technologies.

Alchemia's most advanced opportunity – anti-blood clot drug Synthetic Heparin – met its key development milestones for the year and is on track for a market launch in 2008. During the past year we have been pleased to observe substantial sales growth and regulatory approval developments in the global heparin market, which have highlighted the escalating commercial potential of our first product.

Early in 2005, our drug discovery program recorded its most significant milestone to date, with the company announcing our formal decision to advance the first product discovered from our VAST™ technology – anti-cancer compound ACL16907 – to formal preclinical studies following positive results achieved in several animal models. We have now proceeded to conduct Good Laboratory Practice (GLP) studies, with the aim of filing an IND application in 2006. The approval of this application by the FDA would clear the way to commence human clinical trials.

SHARE MARKET CONDITIONS

2005 was a difficult year for biotech stocks. The Intersuisse Biotech Index Australia fell approximately 20 percent for the year – a period when the Australian share markets were reaching record levels. To a large degree the performance of the sector in Australia reflected the biotech sector on NASDAQ in the US, with that index down by 14 percent during the period between July 2004 and May 2005. Despite Alchemia's achievements and progress over the past year, our share price also languished in certain periods, particularly since January 2005, in line with the majority of the sector. At the time of writing this report our share price has improved and we trust this is a reflection of the market's understanding of our progress, notably on Synthetic Heparin and of the significant reduction in the project risk we have achieved in the year.

On a positive note, in late 2004 more than 50 percent of the company's capital was released from escrow without any disruption to the market. We were pleased the company was able to use this opportunity to expand our institutional share register with a small number of institutional and professional investors acquiring the escrow released stock.

Alchemia continues to adopt a pro-active approach to delivering our story to the global financial and investment community. During the year senior management undertook numerous investor presentations in Australia, the US and Europe. We generated a positive response from these markets, which translated into overseas institutional buying of Alchemia's stock. In line with our broader program to strategically position the company with potential US investors, partners and customers, we also initiated a program of American Depositary Receipts (ADRs) in the US with the intention of moving to a full NASDAQ listing. Originally we had planned to complete this listing by the end of the 2005 calendar year but current market conditions have led us to defer the NASDAQ listing to the 2006 calendar year at the earliest.

GOVERNANCE

We continue to ensure that our governance practices and our code of conduct, applicable to Directors, management and staff, meet best practice corporate governance rules and guidelines. A summary of our corporate governance practices is included in this annual report under the section "Corporate Governance". Alchemia supports the ASX and AusBiotech initiative to develop a code of best practice for biotech reporting and, where relevant, we will report in a manner consistent with this draft code.

Our 2004/05 financial accounts have been reported consistent with International Financial Reporting Standards (IFRS). A more detailed explanation of the impact of this implementation is provided in the Financial Report.

OUTLOOK AND STRATEGY

Our primary focus for the forthcoming year is Synthetic Heparin – our most immediate and important project for revenue generation. Our priority in 2005/06 for the Synthetic Heparin program is to continue to support our partners in completing the requirements for an Abbreviated New Drug Application (ANDA) filing with the US FDA by December 2006.

As the only known future generic competition to branded synthetic heparin drug Arixtra®, the market potential and opportunity for our generic Synthetic Heparin is significant. We are confident our competitive advantage in manufacturing technology, strong patent protection until 2021 and the marketing strength of our partner American Pharmaceutical Partners (APP) will enable us to capture an attractive share of the growing $US3.5 billion (2004) worldwide heparin market upon the product's market launch in 2008.

While our confidence in the commercial potential of Synthetic Heparin continues to build, we are also excited by the multiple opportunities available to Alchemia from our unique VAST™ drug discovery technology. VAST™ has considerable potential in building our pipeline of future products and in driving substantial value for our shareholders.

"Our primary focus for the forthcoming year is Synthetic Heparin – our most immediate and important project for revenue generation."



Financially, we stand in good stead, with current cash reserves of $15.9 million. The challenge for a development stage company such as Alchemia is to maintain financial strength and flexibility while ensuring optimised value of our multiple drug discovery and development opportunities. We are committed to maintaining a robust financial position, and our Synthetic Heparin program is fully funded through to market. The product's regulatory, marketing and sales activities and associated costs will be the responsibility of our partner APP. Our ability to advance the drug discovery program as rapidly as we would like in the coming year and beyond will be subject, to a degree, on attracting development partners and obtaining funding.

In closing, I would like to express my sincere thanks to Alchemia's Directors, management and employees for their dedicated efforts during 2004/05. We have an exciting year ahead of us in 2005/06 as we continue to advance towards commercialisation

Mel Bridges
Chairman

Chief Executive's Review

With a focus on commercialisation of our products, 2004/05 was an industrious year at Alchemia. Our Synthetic Heparin and drug discovery programs made important advances during the year.

SYNTHETIC HEPARIN

Alchemia's major priority over the past year was our extensive involvement in Synthetic Heparin's 500-gram pilot scale manufacture – a crucial stage on the path to commercialisation of our first product. Conducted at the facilities of our partner Dow in Michigan, US, the pilot scale manufacture is nearing completion and achieving excellent results. Yields from this process to date have been at least as good, and in some cases better, than those achieved in the laboratory scale-up process completed at Alchemia's Brisbane site, which is an outstanding outcome for the program. Our Synthetic Heparin project has benefited from the all-encompassing contribution of employees in every area and level within Alchemia, as well as the commitment and support of our contractors and partners.

Achieving completion of the pilot scale manufacture will be a milestone culminating from more than five years of internal R&D on one of the most complex chemical syntheses in the pharmaceutical arena – successful completion will validate Alchemia's technology and the economics of the proprietary manufacturing process. We made the final technology transfer to Dow in July 2005 and are confident the pilot scale study will be completed on schedule around the end of the first quarter 2005/06.

2004/05 saw a number of positive developments further strengthening the commercial prospects of our Synthetic Heparin, which is a generic version of Arixtra® marketed by GlaxoSmithKline (GSK). These include:

- Additional indications for Arixtra®'s use in both Europe and the US. Arixtra® is now approved in patients undergoing abdominal surgery in Europe and the US. Approval for use to prevent venous thromboembolic events in medical patients at high risk of thromboembolic complications has been granted in Europe and is pending in the US. Arixtra® is currently indicated for 50 percent of the total market of all heparin products and with the approval of the pending application in the US, the percentage of heparin market available to Arixtra® will climb to 70 percent.
- Arixtra® was listed on the Australian Federal Government's Pharmaceutical Benefits Scheme (PBS) on 1 December 2004 for use in patients undergoing major orthopaedic surgery. Market exclusivity for Arixtra® in Australia expires in 2008, at which time Alchemia intends to launch our generic product in this market.
- In wide-ranging clinical trials, Arixtra® continues to demonstrate superior efficacy and safety in comparison to earlier generation heparins, highlighting its potential to become the future 'heparin of choice' by medical practitioners.
- The total sales figures for the global heparin market continued to grow during 2004, with sales in excess of $US3.5 billion, an increase of more than 17 percent over 2003.

ANTI-CANCER – ACL16907

Alchemia's lead preclinical candidate ACL16907 made significant progress in 2004/05. During the year the company assembled a team of oncology and clinical development specialists to assist with the advancement of Alchemia's drug discovery products. Following initial testing and the establishment of efficacy in animal cancer models of our lead candidate ACL16907, and evaluation, the compound was selected to commence formal GLP preclinical testing for progression to human clinical trials.

Alchemia submitted a pre-IND package to the FDA in March this year in preparation for pursuing the filing of an IND application in 2006. ACL16907 will be the first of Alchemia's products to progress to human clinical trials – an important milestone which will provide valuable external validation of our proprietary drug discovery platform, VAST™ and highlight its potential in generating further products for the company.

ANTIBIOTICS

We are continuing to develop first-in-class compounds with activity against a broad range of multi-drug resistant gram-positive bacterial strains. There are very few novel antibacterials in the global pipeline targeted at treating multi-drug resistant bacteria in hospitals. In the US alone, the healthcare bill associated with treating hospital-acquired infections exceeds $US4.5 billion each year. Following positive initial laboratory results, Alchemia is working to optimise our most active compounds in this program. We plan to conduct further animal studies to establish efficacy of these optimised antibiotic compounds in animal models in 2005/06.

GOVERNMENT RECOGNITION OF ACHIEVEMENTS

Alchemia was honoured to be chosen as the overall winner of the Queensland Government's 2005 Smart Award, announced by Premier Peter Beattie in August 2005. The company also won the Science and Technology category. Now in its third year, the annual Smart Awards showcase Queensland's most outstanding companies from the core industry sectors that drive the state's economy. Alchemia acknowledges the continued commitment from the Queensland Government to the biotechnology sector.



"With a focus on commercialisation of our products, 2004/05 was an industrious year at Alchemia."

FINANCIAL RESULTS

The company reported a net loss of $8.8 million for 2004/05, up from $6.5 million in 2003/04, reflecting an increased level of expenditure on the pilot scale manufacturing of Synthetic Heparin at Dow and our drug discovery research and development programs. Expenditure particularly on our lead anti-cancer drug candidate ACL16907 was higher in the second half following the decision to advance this candidate towards clinical trials next year.

Revenues for the period totalled $3.4 million, up 17.6 percent over the previous year. This higher revenue reflected both higher grant revenue from the Federal Government R&D Start Grant for the Synthetic Heparin program and higher interest income achieved on surplus funds.

The company's net cash expenditure for the year totalled $4.6 million compared to $2.9 million in the previous period. During the year, Alchemia's partner APP continued to provide 50 percent of the development costs incurred on the Synthetic Heparin project.

OUTLOOK FOR 2006

Upon completion of the pilot scale manufacturing of Synthetic Heparin at Dow, Alchemia will work with our partners Dow and APP to finalise documentation to support an ANDA filing with the FDA in December 2006, following US expiration of Arixtra®'s market exclusivity. On this basis, we will be on track to launch our Synthetic Heparin in 2008.

Other key priorities for the year include:

- Filing an IND application with the FDA for ACL16907
- Achieving improved animal efficacy with our optimised first-in-class antibiotics compounds
- Achieving animal efficacy with our lead anti-angiogenic compounds in animal models of eye diseases, such as age-related macular degeneration.

On behalf of the management team, I would like to thank our Directors for their leadership and guidance throughout the year, our partners for their support and commitment and our employees, whose significant contribution has underpinned our achievements.

The momentum is building for Alchemia, and 2005/06 is set to be another successful year in our journey.

T Ramsdale

Tracie Ramsdale
Chief Executive Officer

Prevention of Deep Vein Thrombosis (DVT) for major elective knee surgery:



no prevention	with Heparin	with Lovenox®	with Arixtra®
up to 84% DVT	up to 47% DVT	27.1% DVT	12.5% DVT

Synthetic Heparin – The First Product

BACKGROUND

Alchemia is developing a generic version of Synthetic Heparin – a third generation heparin family product with increased efficacy in preventing blood clots and an improved safety profile. Alchemia's Synthetic Heparin is the chemical equivalent of Arixtra®, but has been produced via a different synthetic route.



Natural Heparin
LMWH
Synthetic Heparin
Improved Efficacy and Safety

Conceptual representation of the Heparin Family. Coloured region represents the segment responsible for antithrombotic activity.

Alchemia has developed and applied to patent our new and efficient process for the preparation of Synthetic Heparin. We have protected our process and key chemicals through patent applications that, when granted, will provide protection through to 2021.

PROGRESS OVER THE PAST YEAR

Alchemia's major priority over the past year was to progress the pilot scale synthesis of 500 grams of Synthetic Heparin at Dow's facilities in the US. This process has involved continued method development within the Alchemia laboratories, technology transfer to Dow and Industrial Research Limited (IRL) in New Zealand, and project management and scheduling of the many process steps to ensure the program is successful. IRL's cGMP Glycosyn facility in New Zealand was engaged as a contractor for pilot scale production of several aspects of the Synthetic Heparin process.

Alchemia has undertaken a process of continual improvement and optimisation over the past year, providing improved methods and support to the pilot manufacturing groups. As at July 2005, 90 percent of the chemical steps had been transferred to the manufacturing plant, with yields as good as, and in some cases better, than those achieved at Alchemia in Brisbane during 2004.

FUTURE MILESTONES

The Synthetic Heparin produced in this pilot scale manufacturing effort will allow Alchemia and our partners to undertake the formulation and stability studies required to obtain regulatory approval.

The process of documentation required for regulatory filing will be completed to enable lodgement of an ANDA application in December 2006. Alchemia will continue to support Dow and APP in meeting their key milestones for this program. Alchemia's key patent application for Synthetic Heparin has entered the national phase in Australia, China, Canada, Japan, Europe and the US. Examination in Australia and the US is expected within the next 12 months.

Synthetic Heparin – The First Product

MARKET DEVELOPMENTS

In August 2004, as part of the merger of pharmaceutical companies Sanofi-Synthelabo and Aventis, Aventis was forced by European and US competition regulators to divest itself of Arixtra®. GlaxoSmithKline (GSK) took up the marketing of the product and formed an alliance with hospital marketing specialists Adolor to co-market Arixtra® in the US.

In 2004, worldwide sales of heparin-related drugs exceeded $US3.5 billion, an increase on the previous year's sales of over 17 percent. Arixtra® sales also grew during 2004 improving 62 percent on 2003 sales to $US36.6 million.

During the 2004/05 year, Arixtra® was approved for use in the prevention of venous thromboembolisms (VTE) in medical (non-surgical) patients. This covers patients in the European Union who are immobilised due to acute illnesses such as cardiac insufficiency, acute respiratory disorders, acute infectious diseases and acute inflammatory illnesses. An application for approval of this use in patients in the US is pending with the FDA. More recently, Arixtra® was approved for use in preventing VTE (deep vein thrombosis (DVT) and pulmonary embolism (PE)) associated with abdominal surgery in both the US and the EU. Without drugs like Arixtra®, up to 25 percent of patients undergoing abdominal surgery would develop DVT, and in approximately six percent of these patients, the DVT would be fatal.

These additional indications mean that Arixtra® now has access to all VTE indications, which represent 80 percent of the worldwide $US3.5 billion heparin market. The remaining 20 percent of the potential market is represented by indications that are cardiology-related, including the treatment of unstable angina and the treatment of myocardial infarctions, or heart attacks. GSK has also indicated they will pursue existing clinical trials in these indications and will file for approval in 2006, with an expectation that approval will be granted in 2008.

In addition to the newly approved uses for Arixtra®, GSK has successfully launched three new dosage strengths of the drug, and announced positive results from a recently completed trial of the drug in patients with acute coronary syndrome (ACS), the biggest ever undertaken in these patients. The trial showed improved safety of Arixtra® over Lovenox® – its major competitor – for this indication. Furthermore, GSK has confirmed in shareholder reports that Arixtra's® application to the ACS indication will be one of its major planned product line extensions.

HEPARIN MARKET

VTE is the third most common cardiovascular disease after heart attack and stroke and includes DVT and PE. DVT occurs when a blood clot obstructs or blocks a deep vein. Deep veins are located in arms, legs and the torso. PE is characterised by a clot that is carried to the lung through the blood stream. It results in blood flow blockage and can cause sudden death. Thromboembolic events account for some 200,000 deaths in the US per year. It is estimated that two million Americans experience DVT and 600,000 suffer from PE each year. The risk of VTE is dependent on genetic or acquired risk factors such as surgery. DVT occurs in major orthopaedic surgery patients seven to 14 days after operation. Major orthopaedic surgery includes hip or knee replacement or hip fracture surgery. The incidence is more than 50 percent for hip replacement, 60 percent for hip fracture and 80 percent for knee replacement. PE occurs in seven to 11 percent of these patients. Heparins are administered to reduce the frequency of DVT and PE. Arixtra® is the newest innovation in the heparin family and has improved safety and efficacy over Low Molecular Weight Heparins (LMWH).


There are approximately
20,000 cases
of deep vein thrombosis
each year
in Australia
(= 1000)

Alchemia has secured attractive alliances with two world leaders in their fields for the commercialisation of Synthetic Heparin.



Collaborative Alliances

Alchemia has established formal alliances with industry leaders The Dow Chemical Company and American Pharmaceutical Partners for the commercialisation of Synthetic Heparin.

THE DOW CHEMICAL COMPANY

Dow is one of the world's largest specialty chemical companies, with 121 manufacturing sites in 32 countries, more than 40,000 employees and annual sales of $US40 billion. The company has extensive experience in process development, from laboratory scale-up to production scale, and regulatory compliance to FDA standards, including cGMP manufacture.

In December 2000, Alchemia and Dow entered into a manufacturing alliance for the large-scale custom synthesis of novel and existing compounds for pharmaceutical or other applications. This alliance includes the manufacture of Alchemia's Synthetic Heparin at Dow's Michigan facility.

AMERICAN PHARMACEUTICAL PARTNERS

APP is one of America's largest pharmaceutical suppliers of injectable generic drugs, with extensive experience in sales and marketing. The company has a wide portfolio of more than 150 injectable pharmaceutical products in the oncology, anti-infectives and critical care markets. APP has a strong record in securing generic approvals and continues to expand its portfolio, with 14 ANDAs filed in 2004. APP also has experience in the sales and marketing of therapeutic heparin and is the North American market leader for this product. The company is listed on NASDAQ.

In October 2003, Alchemia formed an alliance with APP for the sales and marketing of Synthetic Heparin. APP is responsible for formulation, regulatory submission and sales and marketing of Alchemia's Synthetic Heparin in the US and Canada.

1 in 3
Australian men
and 1 in 4
Australian women



will be directly
affected by cancer
before the age
of 75.

Anti-cancer

Alchemia's unique VAST™ technology – a drug discovery platform – has produced new compounds for preclinical development focused on the treatment of cancer. Over the past year Alchemia has made significant advancements with the anti-cancer program, recording the following milestones and achievements:

- Tested the lead compound, ACL16907, in animal models of human lung, colon and prostate cancer alone and also in combination with drugs used in clinical practice
- Commenced testing the lead compound in animal models to determine toxicity
- Commenced regulatory preclinical development of ACL16907
- Formed the Alchemia Clinical Advisory Committee (ACAC) to assist management in the preclinical and clinical development of lead compounds
- Developed large-scale synthetic methods to support the cGMP production of ACL16907 for clinical trials
- Completed a pre-IND meeting with the FDA.

Alchemia's key objectives for progressing ACL16907 in the coming year include:

- Completing GLP toxicity and pharmacology testing required for regulatory approval
- Completing cGMP production of the active pharmaceutical ingredient and production of the drug product for clinical trials
- Filing an IND with the FDA.

The company expects that clinical studies of ACL16907 will be able to be initiated in humans in 2006, based on an expectation of further successful results in the coming months.

ANGIOGENESIS INHIBITION

Alchemia's anti-cancer drug candidate ACL16907 has shown anti-angiogenic effects *in vitro* and *in vivo* in preclinical studies. As a tumour grows, it needs to develop its own blood supply to receive enough nutrients and oxygen to grow. This process of new blood vessel formation is known as angiogenesis. The approval of the first angiogenesis inhibitor Avastin® in February 2004 for the treatment of colorectal cancer in combination with established cytotoxic drugs, as well as ongoing clinical trials with Avastin® in other treatment settings, has shown that agents that target this aspect of the disease can deliver improved patient outcomes. The strong demand for new therapies in the field of angiogenesis is highlighted by Avastin®'s success in its first year on the market, with sales over $US1 billion.

SOMATOSTATIN RECEPTORS – TARGETS FOR ANGIOGENESIS INHIBITION

Alchemia has developed a library of VAST™ compounds that are designed to hit key angiogenesis targets known as somatostatin receptors. This approach offers significant potential advantages as these receptors are responsible for the release of a wide variety of growth hormones including VEGF, key growth factors necessary for the development of new blood vessels and tumour growth, thus providing multiple opportunities to effect disease progression.

In the past 12 months, ACL16907 has been tested in a number of mouse models of human tumours. These studies have shown that, like Avastin® and other anti-angiogenic compounds in development, the best results are obtained when the anti-angiogenic agent is given in combination with established cytotoxic chemotherapeutic drugs. In particular Alchemia's compound has shown promising results in combination treatment in mouse models of non-small cell lung cancer and prostate cancer.

Anti-cancer

DEVELOPMENT PROGRESS

During the year Alchemia chemists developed a laboratory scale synthetic process for the production of ACL16907. The synthetic process has been developed to utilise low-cost raw materials and to facilitate technology transfer for production of the compound for clinical trials to enable scale-up. This process has been transferred to a Contract Research Organisation (CRO) for the production of material for GLP preclinical studies and cGMP material for clinical trials. Synthesis by the CRO is currently underway and will provide the active pharmaceutical ingredient for ongoing preclinical and clinical studies.

A variety of studies in Alchemia's own laboratories and also by independent contractors have shown the lead anti-cancer compound has acceptable drug-like characteristics. The compound is soluble in aqueous solutions and preliminary studies indicate that ACL16907 can be readily prepared for use in the clinic.

In collaboration with members of ACAC, we prepared a pre-IND package for evaluation by the FDA's Division of Oncology Drug Products in May 2005. The purpose of this review was to present our proposed preclinical and Phase I clinical development proposal for ACL16907 for an initial review to ensure that the company's plans covered all the studies and evaluations required for an IND application to the FDA. The FDA did not require that any major modifications or additional studies be incorporated into our preclinical development plans for ACL16907 at this time.

2005/06 PRIORITIES

In the coming year we plan to complete the GLP repeat dose toxicology studies that are required prior to submitting an IND application with the FDA. We also intend to complete the cGMP production of the compound and the preparation of the compound as a finished product for use in clinical studies. This will include ongoing characterisation of the likely impurities in the final product, stability of the final product and stability of the finished material for clinical use. It is our intention to prepare all the documentation necessary to file an IND application in 2006 and to commence the planning and commissioning of the first clinical trials for ACL16907 in Australia over the next year.

CANCER MARKET

Cancer encompasses a group of diseases characterised by the growth and spread of abnormal cells. The American Cancer Society estimates that over 1.3 million new cases of cancer are expected to be diagnosed in the US in 2005, with over 570,000 cancer deaths likely in the same year. Many chemotherapy treatments have limiting side effects, often resulting in the need to discontinue treatment. Alchemia's focus is in the area of unmet medical need, particularly where current treatments provide limited benefits.


1300001

In 2005, over 1,300,000 new cases of cancer are expected to be diagnosed and over 570,000 cancer deaths are likely in the US.


Age-related macular degeneration is the leading cause of new blindness in the developed world, with approximately 500,000 cases diagnosed annually worldwide.

Eye Disease

Angiogenesis, the formation of new blood vessels, is a central process in the development and progress of eye diseases such as Age-Related Macular Degeneration (AMD) and Diabetic Retinopathy (DR). Using our proprietary drug discovery engine, VAST™, over the past year Alchemia identified a series of potent, novel anti-angiogenic small molecules that are currently being assessed as therapeutics with potential to treat these diseases.

Alchemia's compounds act via a different mechanism of action to other AMD compounds in development. They are designed to specifically target somatostatin receptors. This approach offers significant potential advantages as these receptors are involved in modulating the release of a wide range of growth hormones including VEGF and other factors implicated in angiogenesis thus providing multiple opportunities to affect the disease progression in AMD/DR.

Alchemia's key achievements in 2004/05 for the eye disease stream of our drug discovery program include:

- Identifying several new compounds with potent anti-angiogenic properties
- Establishing the drug-like characteristics of these compounds
- Establishing synthetic routes that allow large scale synthesis of these compounds for animal testing.

Since the end of the year, Alchemia has established efficacy in animal models of eye disease. In the coming year Alchemia will optimise lead compounds where necessary in order to identify a formal preclinical candidate.

AMD

AMD is a degenerative eye disease that results in the loss of central vision. AMD is the leading cause of blindness in people over the age of 50 in the developed world. It is estimated that approximately 25 to 30 million people worldwide suffer from AMD, with this estimate expected to triple in the next 25 years. The journal 'Archives of Ophthalmology' estimated in 2004 that 1.75 million US residents had significant symptoms associated with AMD, which would increase to almost three million people by 2020.

AMD is caused by the growth of abnormal blood vessels under the central portion of the retina – the macula – eventually leading to the loss of central vision. Central vision is that used for everyday activities such as driving, reading and watching television.
While there are currently two marketed drugs available for AMD, Pfizer's Macugen® and Novartis' Visudyne®, an unmet medical need still exists as these current treatments have limited effectiveness. Risk factors for acquiring AMD later in life include obesity, smoking and high blood pressure.

DR

DR is a consequence of diabetes. It is estimated that between 40 to 45 percent of those in the US diagnosed with diabetes (over 18 million people) will experience some phase of DR.
The advanced stage of the disease involves the growth of new and fragile blood vessels in the eye, which may leak causing vision loss or blindness. There is currently no drug treatment available for DR.

Antibiotics

Alchemia has applied our drug discovery approach to the design and development of new anti-bacterials to treat multi-drug resistant bacterial infections. Our progress over the past year includes:

- Establishing that the mode of action of our antibiotic compounds is through inhibition of bacterial transglycosylase enzymes
- Modifying characteristics of our antibiotics to improve their drug-likeness, especially in terms of metabolic stability and solubility (important for IV administration of the drug in hospitals)
- Modifying the synthetic process for this new class of compounds to allow gram-scale synthesis
- Continuing the optimisation of our leads to improve their *in vivo* efficacy.

In 2005/06 Alchemia aims to further optimise lead compounds to demonstrate efficacy in suitable animal models and will seek to partner the project once efficacy is established.

PRECLINICAL PROGRESS

Our antibiotic compounds display significant activity against a broad spectrum of gram-positive bacteria. In 2004/05 we established that our compounds target key elements of bacterial cell wall biosynthesis – transglycosylase enzymes – and represent a new chemical class of compounds for this therapeutic area.

Consistent with this new mode of action, the compounds have significant activity against Vancomycin resistant *Enterococci* (VRE) and methicillin resistant *Staphylococcus aureus* (MRSA), as well as multi-drug resistant gram-positive clinical isolates from hospital patients. We have filed patent applications for these new compounds and for their therapeutic applications.

Animal model data has demonstrated that our new leads have improved drug-likeness, such as solubility, ability to facilitate IV administration and improved metabolic stability. We have also improved the synthetic routes to allow gram-scale synthesis of this class of leads.

Our priority in the coming year is to continue to improve the drug-likeness of our leads by reducing the serum binding properties to enable good efficacy in animal models. Current leads appear to suffer from high serum binding, which reduced their efficacy in animal models. In 2005/06 we will work towards identifying new leads that demonstrate efficacy in animal models.

EMERGENCE OF MULTI-DRUG RESISTANT BACTERIA

Prior to the introduction of penicillin, a study conducted in 1941 found that over 82 percent of patients infected with *Staphylococcus aureus* died. Of the patients over 41 years of age, only two percent survived. A few years later, penicillin was introduced and was celebrated as one of the greatest victories of modern medicine – the solution to a serious problem. However, within five years of penicillin's first use, 50 percent of *Staphylococcus aureus* isolates were found to be increasingly resistant to penicillin.

Fortunately, in the 1960s, methicillin, a new analogue which worked against penicillin-resistant strains was discovered. However, methicillin-resistant *Staphylococci* were widely identified in Europe by the 1970s and in the US by the 1980s. A predictable cycle emerged – a novel antibiotic was introduced, followed by the emergence of resistant bacteria, leading to the urgent need for new treatment options.

Today, in US hospitals, 50 percent of *Staphylococcus aureus* strains are methicillin resistant and 30 percent of *Enterococci* are vancomycin resistant. These two bacterial infections are among the most serious hospital acquired infections, for which there is currently no effective treatment. An estimated five to 10 percent of hospitalised patients (1.8 million cases per year in the US) acquire some form of bacterial infection. Most common are surgical site infections, bloodstream infections and pneumonia. Infections acquired in the intensive care unit (ICU) are of the greatest concern because of their high incidence (20 to 40 percent of ICU patients), mortality and cost.

The problem is becoming significantly more serious as resistant infections are no longer limited to hospital settings. There is an increasing occurrence of community-acquired infections. In the US community, almost 50 percent of strains of *Streptococcus pneumoniae* display high or intermediate levels of resistance to penicillin.



Hospital-acquired infections, including MRSA, are estimated to kill around 5,000 people each year in the UK.

Our drug discovery technology VAST™ is a new approach to drug discovery that allows Alchemia to significantly reduce the time taken to discover and optimise potential new drugs.


V

VAST™ – Alchemia's Drug Discovery Technology

The Versatile Assembly on Stable Templates (VAST™) platform is our drug discovery engine. It comprises a collection of chemical building blocks and chemical processes for the synthesis of complex small molecules. Drug discovery and development is usually an expensive and lengthy process. However, the competitive advantage of VAST™ is that it can rapidly provide and optimise small molecule drug candidates for development, with good activity profiles and basic drug-like characteristics.

Alchemia is applying this platform technology to GPCR drug targets. More than 50 percent of marketed drugs target GPCRs with sales in excess of $US60 billion per annum.

THE IMPORTANCE OF GPCRs

Although the overall structures of GPCRs are predicted to be similar (seven transmembrane helices), their natural and synthetic ligands are diverse in shape, size and surface properties. Alchemia has focused on the subclass of GPCRs that bind peptide ligands. Many of these native peptide ligands display potent biological activity but are not well suited as drug candidates.

HOW VAST™ WORKS

While GPCR signalling is often initiated by peptide ligands, these molecules are not well suited as drug candidates.

There are two reasons for this – firstly, the molecules are not stable enough for drug delivery orally, and secondly, the molecules exist only for a short time in the body and are not suitable for the treatment of chronic diseases in which a sustained level of the drug is required. To counter these difficulties peptide mimetics (peptidomimetics) have been employed in drug discovery efforts. Peptidomimetics design aims to improve metabolic stability while trying to deliver the same biological response as the native ligand.

However, many peptidomimetic strategies fail owing to lack of knowledge of the bioactive conformation or inability to successfully mimic the bioactive conformation. Although the critical amino acid residues required for binding may be known, the spatial arrangement of these groups is more difficult to define.

Alchemia's technology allows for the systematic "scanning" of conformational space to identify bioactive peptidomimetics with drug like characteristics.

As a result VAST™ is applicable to multiple drug discovery opportunities, including cancer, obesity, pain and central nervous system (CNS) disorders among others.

VAST™ – BUILDING ALCHEMIA'S DRUG DISCOVERY PIPELINE

Alchemia's VAST™ technology has been used to discover and develop the company's new drug leads for cancer, eye disease and antibiotics. VAST™ received its most significant validation to date early in 2005 when Alchemia announced the decision to progress ACL16907 to human clinical trials – the first compound discovered using the novel drug discovery technology to achieve preclinical status. Moving the anti-cancer program forward into clinical trials in 2006 will enable us to further demonstrate the unique potential of VAST™ and its ability to contribute to our pipeline of future products.

Intellectual Property Portfolio

Strong and appropriate protection of our intellectual property is of paramount importance to Alchemia. We have an integrated portfolio of patents and patent applications, covering composition of matter, use and processes. The company enforces a strict intellectual property policy in relation to intellectual property generated by employees, contractors and collaborators.

Through the worldwide Patent Cooperation Treaty (PCT) mechanism, Alchemia has applied for a series of 15 patents to protect the company's technology base in both our drug discovery and manufacturing activities.

Significantly, in 2004/05 an additional six of our key patent applications have progressed from the international phase to the national examination phase in the established markets of Australia, Canada, Japan, Europe and the US, as well as the emerging economies of China and India. Substantial examination of these applications will proceed over the next three years in most countries.

Patent applications covering our anti-cancer program have now progressed to the international phase. Alchemia regularly reviews all of our research activities and is proactive in identifying new intellectual property, as well as considering superseded intellectual property. We will continue to apply for appropriate patent protection as new and improved technologies are identified. We intend to protect key project outcomes with pharmaceutical use applications at the appropriate time. This strategy is designed to provide the maximum protection with the longest possible commercialisation life. Where appropriate, the company also maintains selected intellectual property as trade secrets.

Alchemia's intellectual property portfolio is maintained by in-house management with extensive patent experience and formal qualifications who work closely with patent attorneys and lawyers in Australia and abroad.

Alchemia's published patent portfolio is summarised in the table below:

PCT number	Patent Name and Description	Status
	Carbohydrate Technology Patents	
AU97/00544	**Oligosaccharide Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 26 August 1996	Granted Australia, USA, Europe, China
AU98/00131	**Protected Aminosugars:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 28 February 1997	Granted Australia, USA
AU98/00808	**Protecting and Linking Groups for Organic Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 24 September 1997	Granted Australia, USA
AU00/00025	**Protecting Groups for Carbohydrate Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 18 January 1999	Granted in Australia, Allowed in USA
10/676436	**Delivery Systems:** Composition of matter and methods for drug delivery **Priority Date:** 4 January 2001	National phase in USA
AU02/01228	**Synthetic Heparin Pentasaccharides:** Composition of matter and process for Synthetic Heparin **Priority Date:** 7 September 2001	National phase in Australia, USA, Europe, Japan, Canada, China

PCT number	Patent Name and Description	Status
	Drug Discovery Technology Patents	
AU01/01307	**Combinatorial Libraries of Monosaccharides:** Composition of matter for drug discovery **Priority Date:** 17 October 2000	National phase in Australia, USA, Europe
AU03/00384	**Anomeric Derivatives of Monosaccharides:** Methods and composition of matter for drug discovery **Priority Date:** 28 March 2002	National phase in Australia, USA, Europe, Japan, Canada, China
AU03/00494	**Disaccharides for Drug Discovery:** Methods and composition of matter for drug discovery **Priority Date:** 3 May 2002	National phase in Australia, USA, Europe, Japan, Canada, China
AU03/01008	**Derivatives of Monosaccharides for Drug Discovery:** Methods and composition of matter for drug discovery **Priority Date:** 8 August 2002	National phase in Australia, USA, Europe, Japan, Canada, China
	Therapeutic Target Patents	
AU03/01146	**Kinase inhibitors:** Composition of matter and therapeutic use **Priority Date:** 6 September 2002	National phase in Australia, USA, Europe, Japan, Canada, China
	Classes of Compounds that Interact with Integrin Receptors: Composition of matter and therapeutic use	Provisional Application
2002951995	**Compounds that Interact with GPCRs:** Composition of matter and therapeutic use for GPCRs **Priority Date:** 11 October 2002	National phase in Australia, USA, Europe, Japan, Canada, China
	Anti-cancer Patents	
	Methods for Inhibiting Blood Vessel Growth: Composition of matter and therapeutic use	International Application
	Antibiotic Patents	
2002952121	**Novel Carbohydrate Based Antibacterials:** Composition of matter and therapeutic use **Priority Date:** 17 October 2002	National phase in Australia, USA, Europe, Japan, Canada, China

Board of Directors



MEL BRIDGES BAppSc FAICD

Chairman

Mel joined the Board as Chairman in September 2003. Mel has spent 30 years of his career in the biotechnology and healthcare industry. During this period, he founded and managed successful diagnostics, biotechnology and medical device businesses. Mel co-founded the listed company PANBIO, and is currently Chairman of a number of listed and unlisted companies including Peptech Limited, Genetic Solutions Pty Ltd, Farmacule Bioindustries Pty Ltd and Cleveland Biosensors Pty Ltd. He is also the founder and a Non-Executive Director of the medical device group Impedimed Pty Ltd and a Non-Executive Director of IMBcom Pty Ltd.

The businesses that Mel has founded have won numerous awards including the Queensland Export Award, Australian Small Business of the Year, Queensland Top 400, BRW's Top 100 Fastest Growing Companies for seven consecutive years and The Australian Quality Award. In 2000 he was awarded the Business Bulletin "Business Star of the Year" and has previously been awarded Ernst & Young's Queensland Entrepreneur of the Year.

Mel is a Fellow of the Australian Institute of Company Directors.

NEROLIE WITHNALL BA LLB MAICD

Non-Executive Director

Nerolie joined the Alchemia Board in October 2003. She is a consultant and former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane, to focus on board and consulting positions.

Nerolie is a Director of Campbell Brothers Ltd and Pan Australian Resources N. L. (both listed on ASX), and The Brisbane Institute. She is Chairman of the Board of two privately owned companies, a member of the Takeovers Panel and the Corporations and Markets Advisory Committee, a Director of the Major Sports Facilities Authority and a Councillor of the National Maritime Museum.

KEVIN HEALEY PhD

Non-Executive Director

Kevin joined the Alchemia Board in January 1998. He is a founder and Managing Director of Cytopia Limited (formerly Medica Holdings Limited). Since the establishment of Cytopia, he has successfully guided the company through fund raisings of over $30 million, including a listing on the Australian Stock Exchange. He has negotiated and completed three investments on behalf of Cytopia. In the 11 years prior to forming Cytopia, Kevin provided consulting advice to the biotechnology industry as a Director of INSITE Advisors and as Principal Consultant with Invetech Operations, part of the Vision Systems Group.



ERROL MALTA PhD

Non-Executive Director

Errol joined the Alchemia Board in October 2003. He has more than 15 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, USA, where he was Product Development Team Leader. In this role he was responsible for global drug development and commercialisation of a number of different molecules in the US, Europe and Japan. He was responsible for five successful new-molecule IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, and a number of Phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne office.

During the past 24 months Errol has been a consultant to a number of biotechnology companies in early phase product development in Australia and filled the position of Chairman, and then later as CEO and Director, of Cortical Pty Ltd from June 2003 to September 2004.

He is a PhD graduate of the University of Melbourne and a graduate of Australian Institute of Company Directors, and has successfully completed the UCLA (Anderson School) Executive Program in Management.

PROFESSOR PETER ANDREWS AO PhD

Non-Executive Director

Peter is one of the founders of Alchemia and has been a Board member since November 1995. Peter holds the position of Queensland Chief Scientist, and is also Chairman of the Queensland Biotechnology Advisory Council and a member of the Federal Government's IR&D Board. He is Chairman of a private bio-business consulting company, and a Board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisaton arm IMBcom. His involvement in the biotechnology industry has spanned the past 20 years, during which he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology companies Biota Holdings and Agen Limited.

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

TRACIE RAMSDALE PhD

Chief Executive Officer and Managing Director

Tracie is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer. Tracie joined the Board of Directors in July 2003. Since Alchemia's inception, she has been responsible for raising over $26 million in venture capital funding, negotiating Alchemia's alliances with Dow and APP, and recruiting Alchemia's senior management team. Tracie led the company through its successful Initial Public Offering in December 2003.

Tracie was originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994. She has extensive experience in research management and technology commercialisation.

Before establishing Alchemia, she was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this she held research appointments at the Victorian College of Pharmacy and Bond University. Tracie is a member of the Australian Institute of Company Directors and serves on the Federal Government's IR&D Board's Biological Committee.

Senior Management



WIM MEUTERMANS PhD, BSc

Director of Research

Wim joined Alchemia in April 2000 as Head of Combinatorial Chemistry. Wim has worked for 12 years in the medicinal chemistry field, including more than six years in management roles. As Director of Research, Wim is now responsible for Alchemia's drug discovery programs. He has published extensively with over 45 journal publications and is co-inventor of 12 patents. He obtained a PhD from the Katholieke Universiteit Leuven in Belgium.

CHRISTOPHER NEAL BCom, CA

Chief Financial Officer and Company Secretary

Chris joined Alchemia in 2003 as Chief Financial Officer and Company Secretary. Prior to joining the company, he was Finance Director of the London Stock Exchange listed resources group, Navan Mining PLC (1997 to 2002). From 1982 to 1996 Chris was an Executive Director of Consolidated Rutile Limited and from 1982 to 1986 the Finance Director for Australian operations of Gencor (subsequently Billiton now BHP Billiton).



MICHAEL WEST PhD, BSc

Director of Intellectual Property and Technology Transfer

Michael joined Alchemia in December 1997 as its first employee. Michael is responsible for the management of Alchemia's intellectual property portfolio, coordination of the R&D Start Grants, project management for the Synthetic Heparin project and the management of external development programs. Michael has more than 15 years experience in medicinal chemistry in both academia and industry, and holds a PhD from James Cook University.

KRIS DYSZYNSKI BSc

Vice President – Business Development

Kris joined Alchemia in March 2000. As head of Alchemia's Business Development activities, Kris is responsible for the out-licensing and partnering of Alchemia's discoveries. He has more than 25 years business development experience in the US biotechnology industry. Kris has a degree in Bacteriology from the University of California, Berkeley.

Financial Report 2005



Contents

Directors' Report

YEAR ENDED 30 JUNE 2005

Your Directors present their report on the consolidated entity consisting of Alchemia Limited and Alchemia Inc. for the year ended 30 June 2005.

Directors

At the date of the report, the Directors are:

M Bridges (Chairman)
T Ramsdale (Managing Director and Chief Executive Officer)
Professor P Andrews A.O.
K Healey
E Malta
N Withnall

Directors' qualifications, experience, special responsibilities and period in office are set out in the Directors' profiles in the section of this report "Board of Directors".

During the year, there were no appointments or resignations of Directors. Since year end, N Mathiou's appointment as alternate for K Healey has been withdrawn.

Secretary

C Neal

The Secretary's qualifications and experience are set out in the management profiles section of this report "Senior Management".

Corporate Governance

Details of Alchemia's corporate governance policies and procedures including information about Board Committees are set out in the section of this report "Corporate Governance".

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

MEMBER	BOARD OF DIRECTORS MEETINGS		COMMITTEE MEETINGS			
			Audit & Risk		Remuneration	
	Held	Attended	Held	Attended	Held	Attended
M Bridges	12	12	3	3	-	-
T Ramsdale	12	12	-	-	-	-
P Andrews	12	9	-	-	1	-
K Healey	12	11	3	3	1	1
E Malta	12	12	-	-	1	1
N Withnall	12	12	3	3	-	-
N Mathiou (alternate for K Healey)	-	-	-	-	-	-

Directors' relevant interest in Alchemia securities

MEMBER	SHARES		OPTIONS
	Beneficial	Non-beneficial	Beneficial
M Bridges	44,600	-	-
T Ramsdale	1,618,116	-	1,609,781
P Andrews	3,989,949	-	-
K Healey	-	14,424,253	-
E Malta	30,000	-	-
N Withnall	-	-	-
N Mathiou	-	14,424,253	-

Options

Under our remuneration policy, Non-Executive Directors do not receive options. Details of options granted to specified key Executives and exercised during the year are set out in Note 25 to the consolidated financial statements.

Corporate structure

Alchemia Limited is a company limited by shares that is incorporated and domiciled in Australia. Alchemia Limited has prepared a consolidated financial report incorporating its wholly owned subsidiary Alchemia Inc. (incorporated and domiciled in USA) in its financial statement. There are no other subsidiaries of Alchemia Limited.

Principal activities

Alchemia Limited, established in 1995, is a biotechnology company committed to unlocking the commercial potential of carbohydrate therapeutics. Its principal activities in the period were in the development of Synthetic Heparin and research into other carbohydrate-based therapeutics. There was no significant change in the nature of activities during the financial year.

Review of operations

A review of Alchemia's operations during the financial year, and the results of those operations, is contained in the Chief Executive's review in the section of the report "Chief Executive's Review".

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this annual report.

Matters subsequent to the end of the financial year

The Directors are not aware of any matter or circumstance not otherwise dealt with in this annual report that has significantly or may significantly affect the operations of Alchemia, other than contained in the Chief Executive's review.

Financial position, outlook and future needs

The financial position, outlook and future needs are set out in the Chief Executive's review in the section of the report "Chief Executive's Review" and in the consolidated financial statements in the section of the report "Financial Statements".

Likely developments

Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees

As at the 30 June 2005, Alchemia had 33 employees (2004: 30 employees).

Dividends

The company did not declare or pay any dividends during the financial year.

Insurance and indemnification of Directors and Officers

During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith

b) A liability for costs and expenses incurred by the person:
   i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
   ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

Environmental regulations and performance

Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company does not have any Australian subsidiaries and therefore has not formed a tax consolidated group at 30 June 2005.

Directors' Report

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

REMUNERATION REPORT

This report forms part of the Directors' statutory report for the year ended 30 June 2005.

This report provides an outline of Alchemia's policy for determining remuneration for Directors, Executives and staff. The report includes the nature and amount of the remuneration for each Director and the company Executives receiving the highest remuneration.

Remuneration Committee

The composition and functions of this committee which oversees remuneration issues are set out in the section "Corporate Governance".

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of Directors, Executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards of management to those of shareholders
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts:

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the 2004 Annual General Meeting in November 2004.

The key features of the Executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent (40 percent for the Chief Executive Officer) of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous twelve months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

Alchemia Limited TSR vs. comparator group	
< below median	0% of max entitlement
> above median	50% of max entitlement
3rd quartile pro rata	50 -100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

The comparator companies for determination of the TSR are:

- Agenix Limited
- Amrad Corporation Limited
- Antisense Therapeutics Limited
- Avantogen Limited (formerly Australian Cancer Technology Limited)
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Gropep Limited
- Meditech Research Limited
- Metabolic Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The Board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that Executive's annual review to qualify.
- A maximum of fifteen percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2005 the details of the entitlement and award of incentive payments to the Chief Executive Officer and specified Executives were as set out below.

	INCENTIVE	
	Awarded[1]	Forfeited
Specified Director		
Tracie Ramsdale Chief Executive Officer	15%	
Specified Executives		
Kris Dyszynski Vice President - Business Development	0%	
Christopher Neal Chief Financial Officer	0%	
Michael West Director of Intellectual Property and Technology Transfer	13%	
Wim Meutermans Director - Research	13%	
Judy Halliday Head of Preclinical Development	0%	

(1) Incentives paid during the year were in relation to previous incentive entitlements for these Executives, which have now been superseded by the above Executive plan. As the company did not achieve its TSR objective for the year ended 30 June 2005 no incentives were awarded under the current Executive plan.

(2) There is no entitlement to future incentive payments in respect of the 2005 financial year under the Executive plan.

For other employees the key features of their incentives are:

- A maximum annual incentive of up to five percent of their salary, payable in cash
- A maximum entitlement to $1000 in value of shares
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the Executive plan.

In addition to the above formal entitlements under the Executive and employees incentive schemes, the Board may also allocate options under the Employees and Officers Option Plan scheme to employees who have demonstrated exceptional performance in a year. No such options were granted during the year.

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.

The following table indicates Alchemia Limited's performance and their relationship to Executive remuneration.

	2005	2004
Average share price	$0.66	$0.56
Percentile ranking of TSR against comparator group	76	N.A
% increase in fixed remuneration	13.9%	4.9%
% increase in total remuneration	11.3%	51.9%

Alchemia Limited's share price since listing has been:



ACL Share Price vs Comparator Group 2005
ACL
Comparator Group
ACL Share Price
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Dates

* *July 2004 and August 2004 Comparator figures are unavailable*

Directors' Report

Remuneration of Non-Executive Directors

Shareholders approve the maximum aggregate remuneration for Non-Executive Directors. The Remuneration Committee considers the level of remuneration required to attract and retain Directors with the necessary skills and experience for the Alchemia Board. This remuneration is reviewed annually with regard to market practice, relativities and Director duties and accountability.

Non-Executive Directors' fees are determined within an aggregate Director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for Directors is $300,000, approved by shareholders in 2003. Fees for 2005 remained at 2004 levels with Directors receiving a combined total payment of $200,000. No equity incentives are offered to Non-Executive Directors. No additional fees are paid to Directors for participating on Board committees. There are no retirement allowances payable to Non-Executive Directors, however all Non-Executive Directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

Following a review of Directors' remuneration on 10 June 2005, the Remuneration Committee approved increases to the base fees from 1 July 2005. The Chairman will receive an annual fee of $66,000 and other Non-Executive Directors $36,750 per annum. The aggregate sum of Directors' fees will still fall within the aggregate fee pool approved in 2003.

Chief Executive Officer remuneration and service contract

Tracie Ramsdale is employed under an employment contract, expiring in October 2006. Her contract is for a fixed annual salary of $265,000 plus superannuation at the rate of nine percent together with an annual performance based short-term incentive. The salary is subject to annual review and Board approval. The performance based incentive, which has a maximum payout of 40 percent of fixed annual salary, is assessed against individual and company performance and subject to annual review and Board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of her existing contract, the company is required to give six months notice of termination, or payment in lieu of notice.

Specified Executives service contracts

Each of the specified Executives has a service contract with the company. The principal terms of each of these contracts is set out below:

	J Dyszynski	C Neal	M West	W Meutermans	J Halliday
Position	VP Business Development	Chief Financial Officer and Company Secretary	Director of Intellectual Property and Technology Transfer	Director - Research	Head of Preclinical Development
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in June				
Superannuation	The company will match the Executive's contribution into a US 401k defined contribution plan	Superannuation guarantee contribution of 9%			
Incentive	Annual bonus of 30% of salary subject to company achieving performance objectives in the first instance and then achievement of individual performance objectives				
Length of contract	3 years, expiring on 24 March 2008	3 years, expiring on 7 September 2006	3 years, expiring on 30 November 2006	3 years, expiring on 31 March 2008	3 years, expiring on 28 February 2007
Notice period					
- employee	6 months	6 months	6 months	6 months	6 months
- termination by company	6 months	6 months	6 months	6 months	6 months

REMUNERATION TABLES

Directors Remuneration

The following table outlines the nature and amount of each major element of the remuneration of the Directors.

	PRIMARY BENEFITS				POST-EMPLOYMENT		EQUITY		TOTAL REMUN-ERATION
SPECIFIED DIRECTORS	Salary & fees	Cash bonus	Non monetary benefits	Long service leave accrued during the year	Superannuation contributions	Retirement benefits	Amortisation of options	Shares	
M Bridges									
2005	50,000	-	-	-	-	-	-	-	50,000
2004	50,000	-	-	-	-	-	-	-	50,000
T Ramsdale									
2005	264,689	20,000	-	33,828	23,822	-	156,204	-	498,543
2004	237,014	20,000	-	28,454	23,109	-	121,479	-	430,056
P Andrews									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
K Healey									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
E Malta									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
N Withnall									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
Total Remuneration: Specified Directors									
2005	454,689	20,000	-	33,828	36,422	-	156,204	-	701,143
2004	380,346	20,000	-	28,454	31,509	-	121,479	-	581,788

Specified Executives Remuneration

The following table outlines the nature and amount of the elements of the remuneration of the specified Executives, who are also the highest paid Executives of Alchemia:

	PRIMARY				POST-EMPLOYMENT		EQUITY		TOTAL REMUN-ERATION
SPECIFIED EXECUTIVES	Salary & fees	Cash bonus	Non monetary benefits	Long service leave accrued during the year	Superannuation contributions	Retirement benefits	Amortisation of options	Shares	
J Dyszynski									
2005	195,759	-	9,201	-	10,707	-	85,452	-	301,119
2004	201,321	14,179	-	-	11,318	-	69,603	-	296,421
C Neal									
2005	165,311	-	-	5,865	14,878	-	76,020	-	262,074
2004	129,675	25,000	-	2,759	13,921	-	52,158	-	223,513
M West									
2005	128,440	20,000	6,042	19,075	13,360	-	14,068	-	201,005
2004	113,892	20,000	-	17,912	12,050	-	15,032	17,318	196,204
W Meutermans									
2005	128,440	20,000	-	13,093	13,380	-	28,176	-	203,069
2004	113,892	4,000	-	11,448	10,250	-	28,176	19,050	186,816
J Halliday									
2005	84,892	-	-	7,215	7,640	-	-	-	99,747
2004	75,600	4,000	-	5,342	6,804	-	1,071	10,391	103,208
Total Remuneration: Specified Executives									
2005	702,842	40,000	15,243	45,248	59,945	-	203,736	-	1,067,014
2004	634,380	67,179	-	37,461	54,343	-	166,040	46,759	1,006,162

Directors' Report

Directors and Specified Executives - Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the Directors and each of the specified Executives.

	BALANCE AT BEGINNING OF PERIOD	GRANTED AS REMUNERATION	OPTIONS EXERCISED	NET CHANGE OTHER	BALANCE AT END OF PERIOD	VESTED AT 30 JUNE 2005		
	1 July 2004				30 June 2005	Total	Not exercisable	Exercisable
Specified Directors								
T Ramsdale	1,609,781	-	-	-	1,609,781	357,729	-	357,729
Specified Executives								
J Dyszynski	1,002,559	-	-	(346,577)	655,982	119,562	-	119,562
C Neal	447,161	-	-	-	447,161	-	-	-
M West	111,790	-	-	-	111,790	44,716	-	44,716
W Meutermans	223,581	-	-	(89,433)	134,148	-	-	-
J Halliday	89,432	-	-	-	89,432	89,432	-	89,432
Total	3,484,304	-	-	(436,010)	3,048,294	611,439	-	611,439

Directors and Specified Executives - Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the Directors and each of the specified Executives.

	BALANCE 1 JULY 2004	GRANTED AS REMUNERATION	ON EXERCISE OF OPTIONS	NET CHANGE OTHER	BALANCE 30 JUNE 2005
	ORD	ORD	ORD	ORD	ORD
Specified Directors					
T Ramsdale	1,618,116	-	-	-	1,618,116
P Andrews	3,989,949	-	-	-	3,989,949
E Malta	20,000	-	-	10,000	30,000
M Bridges	-	-	-	44,600	44,600
Specified Executives					
C Neal	30,000	-	-	-	30,000
M West	122,420	-	-	-	122,420
W Meutermans	36,286	-	-	-	36,286
J Halliday	19,792	-	-	-	19,792
Total	5,836,563	-	-	54,600	5,891,163

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our audit of the financial report of Alchemia Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Winna Irschitz
Partner

19 August 2005

Directors' Report

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax and R&D services and advice to the company	$ 20,581
Services in respect of NASDAQ listing	$387,448

This report is made in accordance with a resolution of the Directors of the Board.

Mel Bridges

M Bridges
Chairman

T Ramsdale

TE Ramsdale
Managing Director and Chief Executive Officer

Signed at Brisbane on 19 August 2005

Corporate Governance Statement

CORPORATE GOVERNANCE

Alchemia Limited is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. At a minimum we will ensure that all regulatory requirements are met and ethical standards maintained. Alchemia Limited adheres to the substantive and procedural recommendations of the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, dated 31 March 2003.

The Directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices of the company that the Directors, management and employees are required to follow.

Comprehensive information about our corporate governance policies can be found on our website at www.alchemia.com.au.

ROLE OF THE ALCHEMIA LIMITED BOARD OF DIRECTORS

The Alchemia Limited Board of Directors is ultimately responsible for the overall management of Alchemia Limited and for formulating and establishing its strategic goals. Its aim is to create and deliver shareholder value by maximising the performance of our business.

The primary responsibilities of the Board include:

- Appoint the Chief Executive Officer and monitor performance of the Chief Executive Officer and senior Executives.
- Formulate the strategic direction of the company and monitor its execution.
- Monitor and optimise business performance.
- Ensure that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.
- Establish proper succession plans for management of the company.
- Approve external financial reporting by Alchemia Limited.

The division of responsibilities between the Board and management is set out in the Board Charter and in accordance with the approved framework of delegated authority to management. A copy of the Board Charter is available on our website.

This is consistent with ASX Corporate Governance Principle 1.

BOARD COMPOSITION AND INDEPENDENCE

The Alchemia Limited Board has six Directors, comprising five Non-Executive Directors (including the Chairman) and one Executive Director.

Details of each Director's skills and experience are set out in the section "Board of Directors".

Directors are subject to re-election by rotation at Annual General Meetings as stipulated in the Corporations Act and the company's constitution. There are no maximum terms for Non-Executive Director appointments. Newly elected Directors must seek re-election at the first general meeting of shareholders following their appointment.

The Board assesses Director independence on an annual basis, or more often if it feels it is warranted, depending on disclosures made by individual Directors.

The Board has concluded that all Non-Executive Directors with the exception of Dr Healey are independent. In reaching this conclusion the Directors considered the following:

- Professor Andrews was a founder of the company and has been a Board member since 1995 but has not undertaken any Executive role within the company at any time nor has any business or other relationship that could compromise his independence.
- Dr Healey is Chief Executive of Cytopia Limited, a substantial shareholder in Alchemia Limited. Dr Healey does not satisfy the definition of independence because of this shareholding.
- Dr Malta provides consulting advice to the company and serves on the company's Clinical Advisory Committee. Both of these roles have arisen as a consequence of his appointment to the Board in 2003 and the Board has reviewed and is satisfied that these roles do not compromise his independence.
- Ms Withnall and Mr Bridges do not have any previous association with the company or any other relationships that are relevant to their independence.

The Chairman is independent and runs the Board in such a manner as to facilitate the effective contribution of all Directors and promote constructive and respectful relations among the Board members and between Board and management. The Chairman implements the following to ensure that the principles inherent in good Board practice are followed:

- Follows proper meeting procedure ensuring that all members of the Board are given a proper opportunity to put forward views and discuss issues in a constructive and robust environment. This ensures that effective communication and contribution can be achieved.
- Ensures that detailed Board papers are prepared and distributed, ensuring that Board members are fully informed on relevant issues in a timely manner.
- Ensures that draft minutes of meetings are circulated within a reasonable period after the meeting. This ensures proper follow up and informed reporting of resolutions passed and issues discussed at Board meetings.
- If a potential conflict of interest arises, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is being considered. Directors must advise the Board immediately of any interests that could potentially conflict with those of Alchemia.

The roles of Chairman and Chief Executive Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company. Their roles and responsibilities, and the division of responsibilities between them, are clearly understood and there is regular communication between them.

The company's Board structure is consistent with ASX Corporate Governance Council Principles 2.1, 2.2, 2.3 and 2.5. The company does not comply with Principle 2.4 in relation to the establishment of a nomination committee: refer to Board Committees section below.

Corporate Governance Statement

DIRECTORS' ACCESS TO INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

REVIEW OF BOARD PERFORMANCE

In December 2004 the Board undertook a review of its performance and that of its committees and individual Directors. This involved a self assessment process which required the completion and evaluation of detailed questionnaires on business and management matters. The results were analysed by the Board and used to establish new performance objectives.

Formal performance assessment is undertaken on all Executives including the Chief Executive.

The company complies with ASX Corporate Governance Council Principle 8 in relation to Board performance.

ACCESS TO INFORMATION

To help Directors maintain their understanding of the business and to assess the people managing them, Directors are briefed regularly by members of the Executive team. Directors also have access to other employees at all levels during inspections and in other meetings.

Directors receive comprehensive monthly reports from management and have unrestricted access to company records and information.

All Directors have direct access to the Company Secretary who is accountable to the Chief Executive and, through the Chairman, the Board on all corporate governance matters.

BOARD COMMITTEES

Alchemia's Board has established two standing committees to assist in meeting its responsibilities — the Audit and Risk Committee and the Remuneration Committee. These committees review matters on behalf of the Board and make recommendations for consideration by the entire Board. Copies of the charters of these committees may be accessed from our website.

The Board has not established a formal nomination committee as it believes that, the appointments of new Directors are a matter for consideration and approval by the Board as a whole.

Remuneration Committee

The Board has established a Remuneration Committee, which meets at least two times per year. The Remuneration Committee comprises the following Non-Executive Directors:

- Kevin Healey (Chairman)
- Peter Andrews
- Errol Malta

Attendance at meetings during the year is set out in the Directors' Report.

The Remuneration Committee undertakes the procedure for establishing and reviewing remuneration for senior Executives and Non-Executive members of the Board.

Particulars concerning Directors' and Executives' remuneration and the company's Employee and Officers Share Option Plan are set out in the Directors' Report and in the notes to the financial statements.

The Remuneration Committee meets ASX Corporate Governance Council Principles 9.2 and 9.5.

Audit and Risk Committee

The Board has established an Audit and Risk Committee, which meets regularly throughout the year. The Audit and Risk Committee comprises three Non-Executive Directors, and its current members are:

- Nerolie Withnall (Chairman)
- Mel Bridges
- Kevin Healey

Attendance at meetings during the year is set out in the Directors' Report.

The members of the Audit and Risk Committee have significant financial, business, and legal backgrounds, expertise and qualifications. The full particulars of each member's relevant experience and qualifications, and other relevant matters are contained in this annual report.

The nomination and review of existing audit arrangements is undertaken by the Audit and Risk Committee. The Audit and Risk Committee addresses issues surrounding the integrity of financial information presented to the Board and shareholders, including the review of audit engagements and controls.

The Audit and Risk Committee also advises the Board and makes recommendations in relation to policy and procedures, and the application of the principles of corporate governance. The committee addresses issues of proper corporate governance procedures and practices to ensure that the company maintains the highest integrity and best practice with respect to such matters.

The committee seeks to ensure the independence of the external auditor. It pre-approves any non-audit services to be performed by the audit firm. Such approval will not be given if the services might impair the auditor's judgement or independence.

The Audit and Risk Committee generally invites the Chief Executive Officer, the Chief Financial Officer and external auditors to attend meetings. The Chief Executive Officer (Tracie Ramsdale) and the Chief Financial Officer (Christopher Neal) sign a statement to the half yearly and full year accounts to the effect that the company's financial reports present a true and fair view in all material respects of the company's financial condition and operational results, and are in accordance with the relevant accounting standards.

The Audit and Risk Committee structure and charter meet ASX Corporate Governance Council Principles 4.2, 4.3, 4.4 and 4.5.

RISK MANAGEMENT

The Board, together with the Audit and Risk Committee, is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- The principal strategic, operational and financial risks are identified
- Effective systems are in place to monitor and manage risks
- Reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks:

- Established policies and procedures in relation to treasury operations including the use of derivatives
- Issued and revised standards and procedures in relation to health and safety matters
- Implemented policies and procedures in relation to the protection of the company's intellectual property
- Issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

These risks are monitored by regular reports to the Board and, where appropriate, by management presentations to the Board and to the Audit Risk Committee during the year.

The risk oversight policies and practices comply with ASX Corporate Governance Council Principles 7.1 and 7.3.

CODE OF CONDUCT

The Board and management ensure that the business processes of Alchemia Limited are conducted according to sound ethical principles. The Board has established formal codes of conduct in this regard for Directors, management and staff, copies of which are available on our website.

This code of conduct recognises the obligations in ASX Corporate Governance Council Principles 3.1, 3.3 and 10.

SHARE TRADING

The Board has set the following rules relating to trading in the company's securities by Directors, management and employees, which are as follows:

1. Directors, Officers and employees will not engage in short-term trading of the company's shares.
2. Directors, Officers and employees will neither buy nor sell at a time when they possess information which, if disclosed publicly, would be likely to materially affect the market price or value of the company's shares.
3. Directors and nominated Officers and employees will notify the Board in advance of any material intended transactions involving the company's shares (through the Chairman or Secretary).
4. Directors and nominated Officers and employees will neither buy nor sell shares in the company except within one month after the occurrence of one of the following events:
   a) Release of yearly results to the ASX; or
   b) Release of half yearly results to the ASX; or
   c) The Annual General Meeting
5. Points 1 to 4 above apply to Directors, Officers and employees (including their nominee companies) and their associates, such as spouses, dependent children, family trusts and family companies where the transactions are known to the Director.

The share trading policy complies with ASX Corporate Governance Council Principle 3.2.

REPORTING TO STAKEHOLDERS

The Board is committed to keeping shareholders and other legitimate stakeholders informed in a timely manner of material developments that affect the company. The company disclosure policy is supported by a formal policy and comprehensive procedures on continuous and periodic disclosure to ensure compliance with Australian Stock Exchange and Corporations Act obligations.

All company announcements, presentations to analysts and other significant briefings are posted on the company's website after release to the Australian Stock Exchange. The Company Secretary is responsible for communications with the Australian Stock Exchange.

The company's policies and procedures meet the requirements of ASX Corporate Governance Council Principles 5 and 6.1.

CERTIFYING FINANCIAL REPORTS

The Chief Executive Officer and Chief Financial Officer certify in respect of the half yearly financial results and the full yearly financial results that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and results and are in accordance with relevant accounting standards. As part of this certification, they are required to confirm that there is a sound system of risk management and that the risk management and internal compliance and control system is operating efficiently and effectively during the whole financial year.

This satisfies ASX Corporate Governance Council Principles 4.1 and 7.2.

AUDIT GOVERNANCE

The company's external audit services are provided by Ernst & Young. The partner responsible for the audit was appointed during 2005 and, under the terms of the engagement, will be required to rotate off the audit in five years. Reports prepared by the external auditor are submitted to the Audit and Risk Committee. It is the policy of the external auditor to provide an annual declaration of their independence to the Audit and Risk Committee.

The relationship with the external auditor is covered in the Audit and Risk Committee charter, which is available on our website.

The external audit partner in charge of the Alchemia audit attends the Annual General Meeting of the company and is available to answer shareholder questions relating to audit and accounting matters.

This is consistent with ASX Corporate Governance Council Principle 6.2.

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
Revenues from ordinary activities	2	**3,356**	2,854	**3,355**	2,854
Expenses from ordinary activities	3(a)	**(12,209)**	(9,376)	**(12,207)**	(9,359)
Loss from ordinary activities before income tax expense		**(8,853)**	(6,522)	**(8,852)**	(6,505)
Income tax expense relating to ordinary activities	4	**-**	-	**-**	-
Loss from ordinary activities after income tax expense		**(8,853)**	(6,522)	**(8,852)**	(6,505)
Net loss attributable to members of Alchemia Limited		**(8,853)**	(6,522)	**(8,852)**	(6,505)
Share issue costs	16	**-**	(2,016)	**-**	(2,016)
Total revenues, expenses and valuation adjustments attributable to members of Alchemia Limited and recognised directly in equity		**-**	(2,016)	**-**	(2,016)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Alchemia Limited		**(8,853)**	(8,538)	**(8,852)**	(8,521)
Basic earnings/(loss) per share (cents)	23	**(8.7)**	(7.7)		
Diluted earnings/(loss) per share (cents)	23	**(8.7)**	(7.7)		
Dividends per share (cents)		**-**	-		

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

Statement of Financial Position

FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
Current assets					
Cash assets		1,421	946	1,410	926
Receivables	5	348	2,502	318	2,469
Short-term deposits	6	14,367	19,459	14,367	19,459
Other current assets	7	154	48	154	48
Total current assets		16,290	22,955	16,249	22,902
Non-current assets					
Property, plant and equipment	8	1,488	2,620	1,488	2,620
Interest in subsidiary	9	-	-	2	2
Total non-current assets		1,488	2,620	1,490	2,622
Total assets		17,778	25,575	17,739	25,524
Current liabilities					
Payables	10	2,755	2,938	2,747	2,932
Interest-bearing liabilities	11	2	183	2	183
Deferred revenue		-	4	-	4
Provisions	12	210	216	196	189
Total current liabilities		2,967	3,341	2,945	3,308
Non-current liabilities					
Interest-bearing liabilities	13	-	2	-	2
Provisions	14	169	73	169	73
Convertible debt	15	628	-	628	-
Total non-current liabilities		797	75	797	75
Total liabilities		3,764	3,416	3,742	3,383
Net assets		14,014	22,159	13,997	22,141
Equity					
Contributed equity	16	48,991	47,219	48,991	47,219
Shares to be issued	17	-	1,168	-	1,168
Options reserve	18	104	-	104	-
Accumulated losses	19	(35,081)	(26,228)	(35,098)	(26,246)
Total equity		14,014	22,159	13,997	22,141

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
Cash flows from operating activities					
Receipts from grants		2,387	1,983	2,387	1,983
Payments to suppliers and employees		(10,399)	(6,282)	(10,390)	(6,249)
Interest received		968	698	968	698
Interest paid		(5)	(87)	(5)	(87)
Net cash flows from/(used in) operating activities	20(a)	(7,049)	(3,688)	(7,040)	(3,655)
Cash flows from investing activities					
Payments for property, plant and equipment		(74)	(402)	(74)	(402)
Net purchases of short-term deposits		5,092	(19,459)	5,092	(19,459)
Net cash flows from/(used in) investing activities		5,018	(19,861)	5,018	(19,861)
Cash flows from financing activities					
Proceeds from issues of ordinary shares	16	1,773	23,174	1,773	23,174
Loan from American Pharmaceutical Partners		628	-	628	-
Payment of share issue costs		-	(2,016)	-	(2,016)
Repayments of finance lease principal		(183)	(1,064)	(183)	(1,064)
Receipt of funds held on deposit		288	512	288	512
Net cash flows from/(used in) financing activities		2,506	20,606	2,506	20,606
Net increase/(decrease) in cash held		475	(2,943)	484	(2,910)
Cash at beginning of the financial year		946	3,889	926	3,836
Cash at the end of the financial year	20(b)	1,421	946	1,410	926

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year, except that the company has during the year for the first time recognised as an expense the estimated lease termination costs on its premises.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Alchemia Limited (the parent company) and all entities that Alchemia Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

Translation of financial reports

Where overseas operations are deemed self-sustaining, that is they are financially and operationally independent of the company, their financial reports are translated using the current rate method and any exchange differences are taken directly into the foreign currency translation reserve.

Where overseas operations are deemed integrated, that is they are financially and operationally dependent on the company, their financial reports are translated using the temporal method and any exchange differences are taken directly to the Statement of Financial Performance.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits is stated at nominal value.

For the purposes of the Statement of Financial Position and the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(h) Property, plant and equipment

Cost and valuation

Items of classes of property, plant and equipment are measured at cost, less accumulated depreciation.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

Major depreciation periods are:	2005	2004
Plant and equipment under lease:	The lease term	The lease term
Plant and equipment:	Three to five years	Three to five years

(i) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(j) Research and development costs

Research and development costs are expensed as incurred except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

(k) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(l) Interest-bearing liabilities

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(m) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required, and a reliable estimate can be made of the amount of the obligation.

(n) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Grants

Revenues arising from research grants are recognised upon actual receipt of monies, provided the expense has been incurred, otherwise, revenue is deferred until such time as the associated expenses are incurred.

Interest

Control of the right to receive the interest payment.

(p) Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.
- Where receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits
- Other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in Note 22 is not being recognised as an employee benefits expense.

(r) Derivative financial instruments

Forward exchange contracts

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate.

The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(s) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(t) Lease termination provision

The company has a "make good" obligation in the lease agreement with respect to its premises. An independent assessment of the cost of complying with this obligation has been undertaken and this amount has been recognised as an expense. The corresponding liability has been included in non-current provisions.

(u) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(v) Rounding of Amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission (ASIC), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars or as otherwise indicated.

(w) Shares to be issued

Represents the obligation to issue fully paid ordinary shares subsequent to year end where the obligation arose prior to the end of the year.

(x) Equity consideration expense

Options granted to third parties in consideration of payment for the provision of services. Where those options have vested they have been recognised as equity consideration expense over the periods in which the options vest.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
2. REVENUE FROM ORDINARY ACTIVITIES					
Grant income		2,387	2,156	2,387	2,156
Interest income		969	698	968	698
Total revenues from operating activities		3,356	2,854	3,355	2,854
3. EXPENSES AND LOSSES / (GAINS)					
(a) Total Expenses Comprise:					
Payroll and staff expenses		3,241	2,700	3,020	2,410
Business development		734	638	955	916
Provision for intercompany loan		-	-	(1)	-
Depreciation and amortisation		1,207	1,288	1,207	1,288
Borrowing costs expense		5	87	5	87
Patent fees expenses		389	228	389	228
Grant expenses		70	219	70	219
Rent and occupancy expense		486	400	486	400
Research and development costs		4,539	3,324	4,539	3,324
Equity consideration expense	16	104	-	104	-
NASDAQ listing expense		439	-	439	-
Other expenses		995	492	994	488
Expenses from ordinary activities		12,209	9,376	12,207	9,359
(b) Loss from ordinary activities before income tax is arrived at after charging/(crediting) the following specific items:					
Net foreign currency (gains)/losses – hedging		(22)	(19)	(22)	(19)
Net foreign currency (gains)/losses – other		19	(38)	19	(42)
Total net foreign currency (gains)/losses		(3)	(57)	(3)	(61)
Operating lease rental expense		293	298	293	298
Depreciation of property, plant and equipment		1,202	788	1,202	788
Amortisation of property, plant and equipment		5	500	5	500
Total depreciation and amortisation		1,207	1,288	1,207	1,288

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
4. INCOME TAX					
The prima facie income tax on operating loss differs from the income tax provided in the financial statements as follows:					
Prima facie tax on operating loss		(2,656)	(1,956)	(2,656)	(1,952)
Tax effect of permanent differences (net)		(54)	(304)	(48)	(304)
Tax losses and timing differences not recognised		2,710	2,260	2,704	2,256
Total income tax provided on operating loss		-	-	-	-
Income tax losses					
Future income tax benefit arising from tax losses of the parent entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain		9,952	7,671	9,946	7,669

This future income tax benefit will only be obtained if:

(a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised.

(b) The conditions for deductibility imposed by tax legislation continue to be complied with.

(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation

The company does not have any Australian subsidiaries and therefore has not formed a tax-consolidated group at 30 June 2005.

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
5. RECEIVABLES (CURRENT)					
Security deposit	(b)	213	499	183	466
Hedging foreign current receivable		-	801	-	801
Other receivable		135	1,202	135	1,202
		348	2,502	318	2,469
(a) Australian dollar equivalents of amounts receivable (including security deposits) in foreign currencies not effectively hedged					
- United States dollars		30	33	-	-
(b) Accounts receivable are non-interest bearing and generally on 7 day term. The security deposit matures in July 2005 and has an effective interest rate of 5% (2004: 4.83%)					
6. SHORT-TERM DEPOSITS					
Short-term deposits		14,367	19,459	14,367	19,459

(i) Short-term deposits have an average maturity of 106 days and have a fixed interest rate, which averaged 5.81% for the year (2004: 5.72%)

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		ALCHEMIA LIMITED	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
7. OTHER CURRENT ASSETS				
Prepayments	154	48	154	48
8. PROPERTY, PLANT AND EQUIPMENT				
Leasehold improvements				
At cost	1,594	1,594	1,594	1,594
Accumulated depreciation	(1,260)	(989)	(1,260)	(989)
	334	605	334	605
Plant and equipment				
At cost	5,832	4,099	5,832	4,099
Accumulated depreciation	(4,690)	(2,849)	(4,690)	(2,849)
	1,142	1,250	1,142	1,250
Plant and equipment under lease				
At cost	27	1,688	27	1,688
Accumulated amortisation	(15)	(923)	(15)	(923)
	12	765	12	765
At cost	7,453	7,381	7,453	7,381
Accumulated depreciation and amortisation	(5,965)	(4,761)	(5,965)	(4,761)
Total written down value	1,488	2,620	1,488	2,620
Reconciliations				
Leasehold improvements				
Carrying amount at 1 July 2004	605	877	605	877
Depreciation expense	(271)	(272)	(271)	(272)
Carrying amount at 30 June 2005	334	605	334	605
Plant and equipment				
Carrying amount at 1 July 2004	1,250	898	1,250	898
Additions	74	402	74	402
Transfers	749	466	749	466
Depreciation expense	(931)	(516)	(931)	(516)
Carrying amount at 30 June 2005	1,142	1,250	1,142	1,250
Plant and equipment under lease				
Carrying amount at 1 July 2004	765	1,731	765	1,731
Transfers	(748)	(466)	(748)	(466)
Amortisation expense	(5)	(500)	(5)	(500)
Carrying amount at 30 June 2005	12	765	12	765

	PERCENTAGE OF EQUITY INTEREST HELD BY THE CONSOLIDATED ENTITY		INVESTMENT	
	2005	2004	2005	2004
			$'000	$'000
9. INTEREST IN SUBSIDIARY				
(a) Name — Country of Incorporation				
Alchemia Inc. — United States of America	100%	100%	2	2
(b) Loan to subsidiary				
At cost			3,159	3,161
Provision for diminution			(3,159)	(3,161)
			-	-

	NOTES	CONSOLIDATED		ALCHEMIA LIMITED	
		2005	2004	2005	2004
		$'000	$'000	$'000	$'000
10. PAYABLES (CURRENT)					
Trade creditors	(i)	125	257	125	257
Other creditors	(ii)	424	512	416	506
Non-hedging foreign currency payable	(iii)	2,206	1,329	2,206	1,329
Hedging foreign currency payable	(iv)	-	840	-	840
		2,755	2,938	2,747	2,932

Terms and conditions relating to the above financial instruments:
(i) Trade creditors are non-interest bearing and are normally settled on 30-day terms.
(ii) Other creditors are non-interest bearing and have an average term of 30 days.
(iii) Non-hedging foreign currency payable represents the net payable to foreign currency creditors that has not been hedged. There is a natural hedge to the extent of $696,932 held in US denominated bank accounts and deposits.
(iv) Hedged foreign currency payable represents foreign currency creditors payable at year end that are hedged under a foreign currency forward contract and foreign currency forward contracts liabilities in respect to scheduled foreign currency purchases during the next financial year.

11. INTEREST-BEARING LIABILITIES (CURRENT)				
Finance lease and hire purchase liabilities	2	183	2	183

The lease liability is secured by a charge over the leased assets. The finance lease has a lease term of two months. The discount rate implicit in the lease is 10.18% (2004: 9.8%).

12. PROVISIONS (CURRENT)				
Employee benefits	210	216	196	189
13. INTEREST-BEARING LIABILITIES (NON-CURRENT)				
Finance lease and hire purchase liabilities	-	2	-	2

The finance lease has a lease term of nil (2004: 14 months). The average discount rate implicit in the leases is 0% (2004: 10.2%).

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
14. PROVISIONS (NON-CURRENT)					
Employee benefits		121	73	121	73
Lease termination		48	-	48	-
		169	73	169	73
15. CONVERTIBLE DEBT					
Loan from American Pharmaceutical Partners		628	-	628	-

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners (APP) in relation to the commercial development of Alchemia's Synthetic Heparin. Pursuant to this agreement APP will provide, to the company, amongst other things (see Note 17), an interest free loan equal to 50 percent of the costs of the pilot manufacturing study on Synthetic Heparin being undertaken at The Dow Chemical Company up to a maximum of $US1.25 million.

The loan shall at APP's sole option be repaid by Alchemia either in cash or by issuing ordinary shares to APP. The number of shares to be issued by the company shall be determined by dividing the amount of the loan by the share price on the date that the first Abbreviated New Drug Application is submitted in either of USA or Canada by APP in relation to Alchemia's Synthetic Heparin.

If APP elects to have the loan repaid in cash, Alchemia is entitled to make such repayment as a credit against its share of profits, or as a credit against milestone payment due under the agreement, whichever the earlier. In these circumstances the outstanding loan principal shall bear interest at the rate of US prime rate plus two percent.

In the event that the pilot manufacturing study is unsuccessful Alchemia shall make loan repayments in equal instalments over a five year period commencing twelve months after the completion of the pilot study. The loan shall bear an interest rate of US prime rate plus two percent.

In the event that the pilot study is successful but that for any reason APP does not commence commercial marketing and sale of Synthetic Heparin within three years and APP has elected for Alchemia to repay the loan in cash, Alchemia has no obligation to repay the loan in any manner.

At 30 June 2005 a total of $0.628 million is owing by Alchemia in accordance with the terms of this agreement. APP has not made an election as described above in relation to the repayment of the loan.

16. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	CONSOLIDATED 2005	CONSOLIDATED 2004	ALCHEMIA LIMITED 2005	ALCHEMIA LIMITED 2004
Ordinary shares fully paid	48,991	47,219	48,991	47,219

(b) Movements in shares on issue	No of Preferred Series A Shares	No of Preferred Series B Shares	No of Ordinary Shares	Contributed Equity $'000
Contributed Equity – 2004				
Issued and Paid Up Capital				
Actual Contributed Equity – 1 July 2003	3,966,777	431,093	1,245,415	26,061
Issuance of Additional Preferred Series B Shares	-	431,093		
Conversion of Preferred Series B Shares to Ordinary Shares	-	(862,186)	862,186	-
Conversion of Preferred Series A Shares to Ordinary Shares	(1,336,850)	-	2,675,969	-
Conversion of Remainder of Preferred Series A Shares to Ordinary Shares	(2,629,927)	-	2,629,927	-
Exercise of Employee Options to Ordinary Shares	-	-	60,020	163
Issuance of Ordinary Shares to Employees	-	-	50,000	-
Sub Total – Pre-Split Shares	-	-	7,523,517	26,224

	NOTES	No of Preferred Series A Shares	No of Preferred Series B Shares	No of Ordinary Shares	Contributed Equity $'000
16. CONTRIBUTED EQUITY (CONT'D)					
Additional Ordinary Shares Issued Due to Share Split 1:8.943226594			-	59,761,000	-
Issuance of Preferred Series A Shares		2,971,486	-	-	1,768
Conversion of Preferred Series A Shares to Ordinary Shares		(2,971,486)	-	2,971,486	-
Issue of Shares Pursuant to Prospectus Dated 7 November		-	-	30,000,000	21,000
Conversion of Employee Options to Ordinary Shares		-	-	505,295	243
Share Issue Costs		-	-	-	(2,016)
Contributed Equity - 30 June 2004		-	-	100,761,298	47,219
Issued and Paid Up Capital					
Exercise of Employee Options		-	-	89,432	57
Issue of ordinary shares - APP	(i)	-	-	2,883,233	1,715
Contributed Equity - 30 June 2005		-	-	103,733,963	48,991

(i) These shares were issued to American Pharmaceutical Partners, Inc. in accordance with the Research & Development, Commercialisation and Distribution Agreement. Refer to Note 17 for further details.

(c) Share options

Options over ordinary shares:

Employee share scheme

During the financial year, a total of 80,000 options were issued over ordinary shares, exercisable from the third anniversary from the date of issue and with an issue term of five years. The options had an average exercise price of $0.93. Details are provided in Note 22.

At the end of the year, there were 3,790,094 (2004: 4,347,325) unissued ordinary shares in respect of which options were outstanding, at an average exercise price of $0.78 per option (2004: $0.75).

Non Employee Options

- On 30 November 2000, the company entered into a Technology Collaboration and Licence Agreement with The Dow Chemical Company. Under the terms of that agreement, Dow was granted a specific number of options to purchase shares in the company. Additionally in the event of any additional issue of shares by the company (except for those already committed at that time and those issued to Directors, employees and consultants to the company), Dow is to be issued further options in order to maintain its level of options to six percent of the company's outstanding share capital. All options granted to Dow vest immediately and expire on the first of five years from the effective date of the Dow agreement or the effective date of an underwritten public offering of shares pursuant to a registration statement under the US Securities Act of 1933.

  Under this agreement, 172,499 options (2004: 4,780,860) were issued to Dow during the year. As at 30 June 2005, Dow holds 6,129,318 options over ordinary shares at an average exercise price of $0.97 per option (2004: 5,956,324 exercise price $0.98).

- On 1 August 2004, the company entered into an agreement with GMCG, LLC a US investment bank to provide advisory services in relation to, amongst other things, the initiation of an ADR program and the subsequent listing of the company's ADR on NASDAQ. As part of the consideration for these services the company has agreed to grant to GMCG fully vested options on the attainment of certain performance hurdles as follows:

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

16. CONTRIBUTED EQUITY (CONT'D)

NO OF OPTIONS	PERFORMANCE HURDLE	TERM	EXERCISE PRICE	VESTED
Granted				
250,000	Upon completion of a US private placement	5 years	A$0.01	
334,000	Level 1 ADR declared effective	5 years	A$0.70	334,000
Agreed to Grant				
334,000	Completion of filings for Level II ADR	5 years	A$0.70	
334,000	Listing of ADRs on NASDAQ	5 years	A$0.70	

At 30 June 2005, a total of 334,000 fully vested options were granted under these arrangements at an exercise price of A$0.70 per share. As these options were granted as consideration for services rendered, an amount of $103,540 has been treated as an expense in the Statement of Financial Performance. This expense equates to the fair value of the services provided and is calculated based on the Black-Scholes option pricing model.

- On 15 May 2005, the company entered into an agreement with PureTech Development, LLC (PureTech) to provide advisory services in assisting Alchemia in a partnering transaction in relation to the company's products or technologies in the field of age-related macular degeneration (AMD). As part of the consideration for these services, the company has granted PureTech 400,000 options at an exercise price of $0.54 per option. These options vest on a successful completion of a partnership transaction. No expense has been recognised in relation to these options in the financial statements for the year ended 30 June 2005.

(d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
17. SHARES TO BE ISSUED		-	1,168	-	1,168

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners, Inc (APP). Pursuant to this Agreement, APP will reimburse the company on a quarterly basis for half the research costs incurred by the company up to a maximum of $US1.25 million. In return for receiving this funding the company will issue to APP ordinary shares, the number of which shall be determined by dividing the amount of such quarterly payment by the Initial Public Offering price in December 2003 less a discount of 15 percent (ie 59.5 cents per share).

At 30 June 2005 under this agreement, the company was committed to issue shares to APP to the value of nil (2004: $1,168 million) in total for the year, in respect of reimbursement by APP of expenses incurred by the company during the year.

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
18. OPTIONS RESERVE					
Balance at 1 July 2004		-	-	-	-
Equity consideration expense	16(c)	104	-	104	-
Balance at 30 June 2005		104	-	104	-
19. ACCUMULATED LOSSES					
Balance at 1 July 2004		(26,228)	(19,706)	(26,246)	(19,741)
Net loss attributable to members of Alchemia Limited		(8,853)	(6,522)	(8,852)	(6,505)
Balance at 30 June 2005		(35,081)	(26,228)	(35,098)	(26,246)

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
20. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net loss after tax to the net cash flows from operations					
Net loss		(8,853)	(6,522)	(8,852)	(6,505)
Non-cash items					
Fair value of services paid for via issuance of options		104	-	104	-
Depreciation of non-current assets		1,202	788	1,202	788
Amortisation of non-current assets		5	500	5	500
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		(103)	-	(106)	-
(Increase)/decrease in prepayments		(106)	21	(106)	21
(Increase)/decrease in deferred revenue		(4)	(174)	(4)	(174)
(Decrease)/increase in trade and other creditors		617	1,656	615	1,671
(Decrease)/increase in current provision		(6)	21	7	22
(Decrease)/increase in non-current provisions		95	22	95	22
Net cash flow from/(used in) operating activities		(7,049)	(3,688)	(7,040)	(3,655)
(b) Reconciliation of cash					
Cash on hand and at bank		806	296	795	276
11am Deposits		615	650	615	650
Closing cash balance		1,421	946	1,410	926
21. EXPENDITURE COMMITMENTS					
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
– not later than one year		2	3	2	3
– later than one year and not later than five years		-	-	-	-
		2	3	2	3
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):					
Minimum lease payments					
– not later than one year		25	290	25	290
– later than one year and not later than five years		2	24	2	24
Aggregate lease expenditure contracted for at reporting date		27	314	27	314

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
21. EXPENDITURE COMMITMENTS (CONT'D)					
(b) Lease expenditure commitments (cont'd)					
(ii) Finance leases:					
– not later than one year		2	188	2	188
– later than one year and not later than five years		-	2	-	2
Total minimum lease payments		2	190	2	190
– future finance charges		-	(5)	-	(5)
– lease liability		2	185	2	185
– current liability		2	183	2	183
– non-current liability		-	2	-	2
		2	185	2	185

(i) The operating leases are in respect of the lease of the company's premises in Brisbane and one item of equipment. The lease of the premises expires in July 2005 with an option for renewal.

(ii) The finance leases are secured by a charge over the leased assets. Details of security deposits in relation to these finance leases are set out in Note 5.

(iii) The company entered into agreements with The Dow Chemical Company for the commercial scale-up of Synthetic Heparin. At year end, an amount of $0.527 million had not yet been invoiced by Dow and is due over the next twelve months.

(iv) The company has also entered into agreements for various screening, consultancy and other services in relation to its drug discovery activities and total commitments over the next twelve months in respect to these agreements amount to $0.683 million.

22. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee Benefits

	CONSOLIDATED 2005	CONSOLIDATED 2004	ALCHEMIA LIMITED 2005	ALCHEMIA LIMITED 2004
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs	39	23	39	23
Provisions (current)	210	216	196	189
Provisions (non-current)	121	73	121	73
	370	312	356	285

Employee Share Incentive Scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The exercise of the options is not subject to any performance conditions other than the employee remaining in the employ of the company at the date of exercise. The options cannot be transferred and will not be quoted on the ASX.

22. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONT'D)

Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:

	2005		2004	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of year	4,347,325	0.75	390,142	9.52
- granted	-	-	213,113	6.59
- forfeited	-	-	(20,000)	17.06
- exercised	-	-	(60,020)	2.73
Balance pre-split	-	-	523,235	6.44
Split @ 1:8.943226584 on 7 November 2003	-	-	4,156,173	0.72
Post split				
- granted	80,000	0.93	329,718	0.69
- lapsed	(547,799)	0.64	(156,506)	0.48
- exercised	(89,432)	0.56	(505,295)	0.48
Balance at end of year	3,790,094	0.78	4,347,325	0.75

(a) Options held at the beginning of the reporting period:

The following table summarises the outstanding options as at 30 June 2004.

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXERCISE PRICE	EXPIRY DATE
44,716	13 Sep 1999	13 Sep 2002	$0.48	12 Sep 2004
44,716	3 Jan 2000	3 Jan 2003	$0.64	2 Jan 2005
67,074	1 Mar 2000	1 Mar 2003	$0.64	28 Feb 2005
44,716	6 Mar 2000	6 Mar 2003	$0.64	5 Mar 2005
345,577	25 Mar 2000	25 Mar 2003	$0.64	24 Mar 2005
89,432	17 Apr 2000	17 Apr 2003	$0.64	16 Apr 2005
44,716	18 Sep 2000	18 Sep 2003	$0.64	17 Sep 2005
357,729	1 Jan 2001	1 Jan 2004	$0.64	1 Jan 2006
89,432	15 Feb 2001	15 Feb 2004	$0.64	14 Feb 2006
67,074	1 Jul 2001	1 Jul 2004	$0.95	30 Jun 2006
380,089	2 Nov 2001	2 Nov 2004	$0.95	1 Nov 2006
173,221	2 Jan 2002	2 Jan 2005	$0.95	1 Jan 2007
353,257	26 Jul 2002	26 Jul 2005	$0.95	25 Jul 2007
8,943	17 Jun 2003	17 Jun 2006	$0.64	16 Jun 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
447,161	24 Oct 2003	24 Oct 2006	$0.36	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
29,715	7 Nov 2003	7 Nov 2006	$0.64	6 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
4,347,325				

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

22. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONT'D)

(b) Options granted during the reporting period:

The following table summarises information about options granted by Alchemia Limited to employees during the year:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXERCISE PRICE	EXPIRY DATE
80,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010

(c) Options exercised

The following table summarises information about options exercised by employees during the year ended 30 June 2005:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXERCISE PRICE	EXPIRY DATE
44,716	3 Jan 2000	3 Jan 2003	$0.64	12 Jan 2005
44,716	1 Mar 2000	1 Mar 2003	$0.64	28 Feb 2005
89,432				

(d) Options lapsed

The following table summarises information about lapsed or expired options during the year ended 30 June 2005:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXERCISE PRICE	EXPIRY DATE
44,716	13 Sept 1999	13 Sept 2002	$0.64	12 Sept 2004
22,358	1 Mar 2000	1 Mar 2003	$0.64	28 Feb 2005
44,716	6 Mar 2000	6 Mar 2003	$0.64	5 Mar 2005
346,577	25 Mar 2000	25 Mar 2003	$0.64	24 Mar 2005
89,432	17 Apr 2000	17 Apr 2003	$0.64	16 Apr 2005
547,799				

(e) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2005:

NUMBER ISSUED	GRANT DATE	VESTING DATE	EXERCISE PRICE	EXPIRY DATE
44,716	18 Sept 2000	18 Sept 2003	$0.64	17 Sept 2005
357,729	1 Jan 2001	1 Jan 2004	$0.64	1 Jan 2006
89,432	15 Feb 2001	15 Feb 2004	$0.64	14 Feb 2006
67,074	1 July 2001	1 July 2004	$0.95	30 June 2006
380,089	2 Nov 2001	2 Nov 2004	$0.95	1 Nov 2006
173,221	2 Jan 2002	2 Jan 2005	$0.95	1 Jan 2007
353,257	26 July 2002	26 July 2005	$0.95	25 July 2007
8,943	17 June 2003	17 June 2006	$0.64	16 June 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
447,161	24 Oct 2003	24 Oct 2006	$0.36	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
23,715	7 Nov 2003	7 Nov 2006	$0.64	6 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
80,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010
3,790,094				

As at 30 June 2005, a total of 1,112,261 options are exercisable by employees.

	CONSOLIDATED	
	2005	2004
	$'000	$'000
23. EARNINGS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net loss used in calculating basic and diluted earnings per share	8,853	6,522
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share:	103,291,873	85,099,433
The options are non-dilutive as the company is in losses		

	CONSOLIDATED		ALCHEMIA LIMITED	
	2005	2004	2005	2004
	$	$	$	$
24. AUDITORS' REMUNERATION				
Amounts received or due and receivable by the auditors of the company for:				
– an audit or review of the financial report of the entity and any other entity in the consolidated entity	**38,529**	46,060	**38,529**	46,060
– other services in relation to the entity and any other entity in the consolidated entity	**-**	-	**-**	-
– accounting advice	**-**	10,120	**-**	10,120
– services in respect of NASDAQ listing	**387,448**	-	**387,448**	-
– GST services and advice to the company	**-**	-	**-**	-
– tax and R&D services and advice to the company	**20,581**	-	**20,581**	-
– advice on capital raising to the company/IPO	**-**	148,888	**-**	148,888
	446,558	205,068	**446,558**	205,068

25. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

M Bridges	Chairman (Non-Executive)
T Ramsdale	Managing Director and Chief Executive Officer
P Andrews	Director (Non-Executive)
K Healey	Director (Non-Executive)
E Malta	Director (Non-Executive)
N Mathiou	Director (alternate)
N Withnall	Director (Non-Executive)

(ii) Specified Executives

J Dyszynski	Vice President – Business Development
J Halliday	Head of Pre Clinical Development
W Meutermans	Director of Research
C Neal	Chief Financial Officer and Company Secretary
M West	Director of Intellectual Property and Technology Transfer

(b) Remuneration of Specified Directors and Specified Executives

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of Directors, Executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards of management to those of shareholders
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts:

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the 2004 Annual General Meeting in November 2004.

The key features of the Executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent (40 percent for the Chief Executive Officer) of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous twelve months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

ALCHEMIA LIMITED TSR VS. COMPARATOR GROUP

< below median	0% of max entitlement
> above median	50% of max entitlement
3rd quartile pro rata	60-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

The comparator companies for determination of the TSR are:

- Agenix Limited
- Amrad Corporation Limited
- Antisense Therapeutics Limited
- Avantogen Limited (formerly Australian Cancer Technology Limited)
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Gropep Limited
- Meditech Research Limited
- Metabolic Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The Board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that Executive's annual review to qualify.
- A maximum of fifteen percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

25. DIRECTOR AND EXECUTIVE DISCLOSURES (CONT'D)

For the year ended 30 June 2005 the details of the entitlement and award of incentive payments to the Chief Executive Officer and specified Executives were as set out below.

	INCENTIVE	
	Awarded[1]	Forfeited
Specified Director		
Tracie Ramsdale Chief Executive Officer	15%	
Specified Executives		
Kris Dyszynski Vice President - Business Development	0%	
Christopher Neal Chief Financial Officer	0%	
Michael West Director of Intellectual Property and Technology Transfer	13%	
Wim Meutermans Director - Research	13%	
Judy Halliday Head of Preclinical Development	0%	

(1) Incentives paid during the year were in relation to previous incentive entitlements for these Executives, which have now been superseded by the above Executive plan. As the company did not achieve its TSR objective for the year ended 30 June 2005 no incentives were awarded under the current Executive plan.

(2) There is no entitlement to future incentive payments in respect of the 2005 financial year under the Executive plan.

For other employees the key features of their incentives are:

- A maximum annual incentive of up to five percent of their salary, payable in cash
- A maximum entitlement to $1000 in value of shares
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the Executive plan.

In addition to the above formal entitlements under the Executive and employees incentive schemes, the Board may also allocate options under the Employees and Officers Option Plan scheme to employees who have demonstrated exceptional performance in a year. No such options were granted during the year.

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.

The following table indicates Alchemia Limited's performance and their relationship to Executive remuneration.

	2005	2004
Average share price	$0.66	$0.56
Percentile ranking of TSR against comparator group	76	N.A
% Increase in fixed remuneration	13.9%	4.9%
% Increase in total remuneration	11.3%	51.9%

Alchemia Limited's share price since listing has been:

ACL Share Price vs Comparator Group 2005


ACL
Comparator Group
ACL Share Price
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Dates

*July 2004 and August 2004 Comparator figures are unavailable

Remuneration of Non-Executive Directors

Shareholders approve the maximum aggregate remuneration for Non-Executive Directors. The Remuneration Committee considers the level of remuneration required to attract and retain Directors with the necessary skills and experience for the Alchemia Board. This remuneration is reviewed annually with regard to market practice, relativities and Director duties and accountability.

Non-Executive Directors' fees are determined within an aggregate Director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for Directors is $300,000, approved by shareholders in 2003. Fees for 2005 remained at 2004 levels with Directors receiving a combined total payment of $200,000. No equity incentives are offered to Non-Executive Directors. No additional fees are paid to Directors for participating on Board committees. There are no retirement allowances payable to Non-Executive Directors, however all Non-Executive Directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

25. DIRECTOR AND EXECUTIVE DISCLOSURES (CONT'D)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Following a review of Directors' remuneration on 10 June 2005, the Remuneration Committee approved increases to the base fees from 1 July 2005. The Chairman will receive an annual fee of $66,000 and other Non-Executive Directors $36,750 per annum. The aggregate sum of Directors' fees will still fall within the aggregate fee pool approved in 2003.

Chief Executive Officer remuneration and service contract

Tracie Ramsdale is employed under an employment contract, expiring in October 2006. Her contract is for a fixed annual salary of $265,000 plus superannuation at the rate of nine percent together with an annual performance based short term incentive. The salary is subject to annual review and Board approval. The performance based incentive, which has a maximum payout of 40 percent of fixed annual salary, is assessed against individual and company performance and subject to annual review and Board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of her existing contract, the company is required to give six months notice of termination, or payment in lieu of notice.

Specified Executives service contracts

Each of the specified Executives has a service contract with the company. The principal terms of each of these contracts is set out below:

	J Dyszynski	C Neal	M West	W Meutermans	J Halliday
Position	VP Business Development	Chief Financial Officer and Company Secretary	Director of Intellectual Property and Technology Transfer	Director - Research	Head of Preclinical Development
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in June				
Superannuation	The company will match the Executive's contribution into a US 401k defined contribution plan	Superannuation guarantee contribution of 9%			
Incentive	Annual bonus of 30% of salary subject to company achieving performance objectives in the first instance and then achievement of individual performance objectives				
Length of contract	3 years, expiring on 24 March 2008	3 years, expiring on 7 September 2006	3 years, expiring on 30 November 2006	3 years, expiring on 31 March 2008	3 years, expiring on 28 February 2007
Notice period					
- employee	6 months	6 months	6 months	6 months	6 months
- termination by company	6 months	6 months	6 months	6 months	6 months

25. DIRECTOR AND EXECUTIVE DISCLOSURES (CONT'D)

Directors Remuneration

The following table outlines the nature and amount of each major element of the remuneration of the Directors.

SPECIFIED DIRECTORS	PRIMARY BENEFITS				POST-EMPLOYMENT		EQUITY		TOTAL REMUNERATION
	Salary & fees	Cash bonus	Non monetary benefits	Long service leave accrued during the year	Superannuation contributions	Retirement benefits	Amortisation of options	Shares	
M Bridges									
2005	50,000	-	-	-	-	-	-	-	50,000
2004	50,000	-	-	-	-	-	-	-	50,000
T Ramsdale									
2005	264,689	20,000	-	33,828	23,822	-	156,204	-	498,543
2004	237,014	20,000	-	28,454	23,109	-	121,479	-	430,056
P Andrews									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
K Healey									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
E Malta									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
N Withnall									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
Total Remuneration: Specified Directors									
2005	454,689	20,000	-	33,828	36,422	-	156,204	-	701,143
2004	380,346	20,000	-	28,454	31,509	-	121,479	-	581,788

Specified Executives Remuneration

The following table outlines the nature and amount of the elements of the remuneration of the specified Executives, who are also the highest paid Executives of Alchemia:

SPECIFIED EXECUTIVES	PRIMARY				POST-EMPLOYMENT		EQUITY		TOTAL REMUNERATION
	Salary & fees	Cash bonus	Non monetary benefits	Long service leave accrued during the year	Superannuation contributions	Retirement benefits	Amortisation of options	Shares	
J Dyszynski									
2005	195,759	-	9,201	-	10,707	-	85,452	-	301,119
2004	201,321	14,179	-	-	11,318	-	69,603	-	296,421
C Neal									
2005	165,311	-	-	5,865	14,878	-	76,020	-	262,074
2004	129,675	25,000	-	2,759	13,921	-	52,158	-	223,513
M West									
2005	128,440	20,000	6,042	19,075	13,360	-	14,088	-	201,005
2004	113,892	20,000	-	17,912	12,050	-	15,032	17,318	196,204
W Meutermans									
2005	128,440	20,000	-	13,093	13,380	-	28,176	-	203,089
2004	113,892	4,000	-	11,448	10,250	-	28,176	19,050	186,816
J Halliday									
2005	84,892	-	-	7,215	7,640	-	-	-	99,747
2004	75,600	4,000	-	5,342	6,804	-	1,071	10,391	103,208
Total Remuneration: Specified Executives									
2005	702,842	40,000	15,243	45,248	59,945	-	203,736	-	1,067,014
2004	634,380	67,179	-	37,461	54,343	-	168,040	46,759	1,006,162

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

25. DIRECTOR AND EXECUTIVE DISCLOSURES (CONT'D)

Directors and Specified Executives - Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the Directors and each of the specified Executives.

	BALANCE AT BEGINNING OF PERIOD	GRANTED AS REMUNERATION	OPTIONS EXERCISED	NET CHANGE OTHER	BALANCE AT END OF PERIOD	VESTED AT 30 JUNE 2005		
	1 July 2004				30 June 2005	Total	Not exercisable	Exercisable
Specified Directors								
T Ramsdale	1,609,781	-	-	-	1,609,781	357,729	-	357,729
Specified Executives								
J Dyszynski	1,002,559	-	-	(346,577)	655,982	119,562	-	119,562
C Neal	447,161	-	-	-	447,161	-	-	-
M West	111,790	-	-	-	111,790	44,716	-	44,716
W Meutermans	223,581	-	-	(89,433)	134,148	-	-	-
J Halliday	89,432	-	-	-	89,432	89,432	-	89,432
Total	3,484,304	-	-	(436,010)	3,048,294	611,439	-	611,439

Directors and Specified Executives - Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the Directors and each of the specified Executives.

	BALANCE 1 JULY 2004	GRANTED AS REMUNERATION	ON EXERCISE OF OPTIONS	NET CHANGE OTHER	BALANCE 30 JUNE 2005
	ORD	ORD	ORD	ORD	ORD
Specified Directors					
T Ramsdale	1,618,116	-	-	-	1,618,116
P Andrews	3,989,949	-	-	-	3,989,949
E Malta	20,000	-	-	10,000	30,000
M Bridges	-	-	-	44,600	44,600
Specified Executives					
C Neal	30,000	-	-	-	30,000
M West	122,420	-	-	-	122,420
W Meutermans	36,286	-	-	-	36,286
J Halliday	19,792	-	-	-	19,792
Total	5,836,563	-	-	54,600	5,891,163

26. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

FINANCIAL INSTRUMENTS	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 TO 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER THE STATEMENT OF FINANCIAL POSITION		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	%	%
(1) Financial assets												
Cash	806	650	-	-	-	-	615	296	1,421	946	2.97	3.93
Receivables	-	-	213	499	-	-	135	2,003	348	2,502	5.00	0.96
Short-term deposits	-	-	14,367	19,459	-	-	-	-	14,367	19,459	5.81	5.72
Total financial assets	806	650	14,580	19,958	-	-	750	2,299	16,136	22,907		
(2) Financial liabilities												
Payables	-	-	-	-	-	-	2,755	2,938	2,755	2,938	n/a	n/a
Interest bearing liabilities	-	-	2	183	-	2	-	-	2	185	10.18	9.8
Total financial liabilities	-	-	2	183	-	2	2,755	2,938	2,757	3,123		

n/a - Not applicable for non-interest bearing financial instruments

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares

The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

26. FINANCIAL INSTRUMENTS (CONT'D)

(c) Credit risk exposures

The consolidated entity's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the Statement of Financial Position.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The consolidated entity's maximum credit risk exposure in relation to these is as follows:

Forward exchange contracts – The full amount of the foreign currency will be required to pay or purchase when settling the forward exchange contract, should the counterparty not pay the currency it is committed to deliver to the company. At reporting date, the net amount was zero (2004: A$747,041).

27. SEGMENT INFORMATION

Business segment

Alchemia Limited's operations are predominantly related to the research and development of new pharmaceutical therapeutics.

GEOGRAPHICAL SEGMENT	AUSTRALIA		USA		ELIMINATIONS		TOTAL	
	2005	2004	2005	2004	2005	2004	2005	2004
	$000	$000	$000	$000	$000	$000	$000	$000
Revenues								
Inter-segment revenues	-	-	294	290	(294)	(290)	-	-
Other revenues from ordinary activities	3,355	2,853	1	1	-	-	3,356	2,854
Total segment revenues	3,355	2,853	295	291	(294)	(290)	3,356	2,854
Results								
Segment loss	(8,847)	(6,422)	(0)	-	(1)	(13)	(8,848)	(6,435)
Unallocated expenses								
Borrowing costs							(5)	(87)
Consolidated entity loss from ordinary activities							(8,853)	(6,522)
Income tax expense							-	-
Consolidated entity loss							(8,853)	(6,522)
Other segment information								
Segment assets	17,740	25,524	40	51	(2)	-	17,778	25,575
Segment liabilities	3,742	3,383	3,182	3,193	(3,160)	(3,161)	3,764	3,416
Depreciation and amortisation	(1,207)	(1,288)	-	-	-	-	(1,207)	(1,288)
Other non-cash expenses	(152)	13	-	-	-	(13)	(152)	-

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS

Australian equivalents of International Financial Reporting Standards (AIFRS)

Alchemia Limited is in the process of transition of its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which is applicable for the year ended 30 June 2006. In 2005 the company together with its auditors identified the areas that would be impacted by the transition to AIFRS. An opening balance sheet in accordance with AIFRS as at 1 July 2004, Alchemia's transition date to AIFRS is in the process of being prepared. This will form the basis of accounting for AIFRS in the future and is required when Alchemia prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on the net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the company's staff on AIFRS (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard - setters and IFRIC and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

At this stage management has not been able to finalise assessing the impact of AIFRS on the 1 July 2004 opening balances. Presented below are those areas whose impact have been both identified and quantified, as well as a listing of those areas identified to have a potential impact on the company which have yet to be quantified. It is expected that both the qualitative and quantitative impact of these standards will be known in sufficient time to allow the company to present its half year financial report under AIFRS.

(a) Impairment of Assets

Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

An impairment loss will be recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement.

The adjustment for the company is expected to be $Nil.

(b) Income Taxes

Under AASB 112 Income taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amount of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

As disclosed in Note 4 to these financial statements the company has significant future income tax benefit attributable to tax losses, however this benefit is not booked. Under AGAAP this benefit can only be booked if there is virtual certainty that the benefit will be realised. Under AIFRS the benefit can only be booked if it is probable that the benefit will be realised.

At this stage of the company's development we do not satisfy the probable test, therefore no transition adjustments are expected.

(c) Intangible Assets

Under AIFRS expenditure on research activities will be expensed as incurred and expenditure on development activities must be capitalised if the product is technically and commercially feasible and the company has sufficient resources to complete the development. Under current AGAAP research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

No research or development expenditure has previously been capitalised under current AGAAP, therefore at transition there is no impact expected for the company.

No research or development expenditure has been capitalised under current AGAAP in the year ended 30 June 2005, therefore there is no impact expected for the company.

(d) Restoration Provision

Under the terms of our premises lease agreement we are required to undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment.

Under AIFRS, the present value of restoration obligations is recognised on acquisition of the asset that will require dismantling and decommissioning. The provision is recognised as a non-current liability with a corresponding increase in asset. At each reporting date the restoration liability is measured in line with changes in discount rates, and timing and amount of costs to be incurred. Any changes in the liability are added or deducted from the related asset, other than unwinding of the discount which is recognised as interest in the income statement as it occurs.

Under AGAAP a restoration provision had already been recognised and the associated costs expensed through the profit and loss during the year ended 30 June 2005. The expected impact on the company for the financial year ended 30 June 2005 of adopting the new standard is considered by management to be immaterial and therefore no adjustment is expected to be made.

(e) Revenue – Government Grants

Currently government grants are treated as revenue as and when received (on a cash basis). The revised standard however will require government grants to be recognised as income over the periods necessary to match them with the related costs they are intended to compensate, on a systematic basis.

As such under AIFRS the following approach will be required:

- Where grants are provided for the acquisition of assets, the grant will be treated as deferred revenue to be released over the life of the asset
- Grants provided with a specific intention and/or performance criteria can only be recognised when these are met. This may result in grants being deferred over a number of reporting periods
- Grants may only be recognised as revenue if there are no requirements for performance, repayment or where all performance criteria have been met.

The standard requires retrospective application.

The company will be required to recognise government grant as income on an accruals basis rather than a cash received basis. Management estimates that this will result in a decrease in accumulated losses as at 1 July 2004 of $598,263 and for the year ended 30 June 2005 an increase in revenue of $890,2?6.

(f) Share Based Payments

Employee shares

During the year ended 30 June 2004, employees were issued 447,161 shares (pre-split 50,000) for nil consideration, which had a fair value of $0.525. Under current AGAAP no expense has been recognised.

Under AIFRS the company will be required to determine the fair value of shares issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity.

Accumulated losses and equity are expected to be increased by $234,760 as at 1 July 2004.

Employee options

Under current AGAAP no expense is recognised for options issued to employees.

Under AIFRS the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

The company expects to make increased accumulated losses as at 1 July 2004 of $203,555. Additionally for the financial year ended 30 June 2005, employee benefit expense and accumulated losses are expected to be increased by $307,952 representing the options expense for the period.

Non-employee options

Under AIFRS the company will be required to measure the fair value of options granted to non-employees at the date the entity obtains the goods or services are provided and recognise this as an expense in the company's profit and loss in the period in which the goods are received or services are provided.

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (CONT'D)

GMCG

During the year ended 30 June 2005, Alchemia entered into a contract with GMCG LLC, (refer to Note 16(c) for further details).

Under current AGAAP an expense of $103,540 has been recognised for 334,000 options granted under consideration for services rendered in assisting the company achieve an effective Level I ADR. The amount expensed equates to the fair value of the services provided and is calculated based on the Black-Scholes option pricing model.

Under AIFRS the company will be required to determine the fair value, of all options which have been agreed to be issued under the contract, at the date the services are provided. As the services are being performed over a period of time, the company will amortise the fair value of the options over the estimated vesting period. At each reporting date, management will review the assumptions used in their calculations, and ensure that on a cumulative basis, no amount is recognised for goods or services received where the options granted have not vest because of a failure to satisfy a non-market vesting condition.

The adjustment for the company is expected to be $Nil as at transition date, 1 July 2004. However, for the financial year ended 30 June 2005, consultancy expenses and accumulated losses are expected to be increased by $82,676 representing the GMCG, LLC options expense for the period.

PureTech

On May 15 2005, the company entered into an agreement with PureTech Development, LLC (PureTech), (refer to Note 16(c) for further details). Under current AGAAP an expense is recognised when options are issued as payment for services rendered in lieu of cash (fair value of options determined using a Black-Scholes options valuation model).

Under AIFRS the company will be required to determine the fair value, of options which have been agreed to be issued under the contract, as at the date the services are provided. As the services are being performed over a period of time, the company will amortise the fair value of the options over the estimated vesting period. At each reporting date, management will review the assumptions used in their calculations, and ensure that on a cumulative basis, no amount is recognised for goods or services received where the options granted have not vest because of a failure to satisfy a non-market vesting condition.

The impact on transition is nil. For the financial year ended 30 June 2005, consultancy expenses and accumulated losses are expected to be increased by $3,749 representing the PureTech options expense for the period.

Dow

On 30 November 2000, the company entered into a Technology Collaboration and Licence Agreement with The Dow Chemical Company. Under the terms of that agreement, Dow was granted a specific number of options to purchase shares in the company. Additionally in the event of any additional issue of shares by the company (except for those already committed at that time and those issued to Directors, employees and consultants to the company), Dow is to be issued further options in order to maintain its level of options to six percent of the company's outstanding share capital.

Under current AGAAP, no expense has been recognised for options issued to Dow.

As at the date of this report the company is still working to quantify the impact, if any, of AIFRS on the Dow contract.

(g) Financial Assets and Liabilities

The new standard requires the recognition of assets and liabilities according to different classifications. These classifications have separate accounting treatments which may impact on results. Assets are required to be classified as follows:

- loans and receivables
- held to maturity
- held for sale; and
- held for trading.

The new standard requires assets held for sale or trading to be disclosed at a fair value with movements in these assets recognised through the profit and loss at each reporting date.

Security Deposits

The adoption of this standard will require separate disclosures in relation to security deposits held. Management expects that the only impact on transition will be one of classification within the financial statements and will have nil financial impact on the accumulated losses as at 1 July 2004 or for the year ended 30 June 2005.

APP

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners (APP) (refer to Note 15 for further details).

As at the date of this report the company is still working to quantify the impact, if any, of AIFRS on this contract.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (CONT'D)

(h) Reconciliation of equity as presented under AGAAP to that under AIFRS

	NOTES	CONSOLIDATED 30 JUNE 2005 $'000	CONSOLIDATED 1 JULY 2004 $'000	ALCHEMIA LIMITED 30 JUNE 2005 $'000	ALCHEMIA LIMITED 1 JULY 2004 $'000
Total equity under AGAAP		14,014	22,159	13,997	22,141
Adjustments to accumulated losses					
Recognition of share-based payment expense – employee related	(f)	(746)	(438)	(746)	(438)
Recognition of share-based payment expense – non-employees	(f)	(91)	–	(91)	–
Recognition of government grant income	(e)	890	598	890	598
		14,067	22,319	14,050	22,301
Adjustments to other reserves					
Recognition of share-based payments expense	(f)	837	438	837	438
Total equity under AIFRS		14,904	22,757	14,887	22,739

(i) Reconciliation of net profit under AGAAP to that under AIFRS for items which have been quantified

YEAR ENDED 30 JUNE 2005	NOTES	CONSOLIDATED $'000	ALCHEMIA LIMITED $'000
Net profit (loss) as reported under AGAAP		(8,853)	(8,852)
Share-based payment expense – employee related	(f)	(308)	(308)
Share-based payment expense – non-employees	(f)	(91)	(91)
Government grant revenue	(e)	890	890
Net profit (loss) under AIFRS		(8,362)	(8,361)

29. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the year and the date of this report, any item, transaction or event of a material or unusual nature which has or may significantly affect the operations of the group, the results of those operations, or the state of affairs of the group in future periods.

Directors' Declaration

In accordance with a resolution of the Directors of Alchemia Limited, I state that:

(1) In the opinion of the Directors:

(a) The financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

T Ramsdale

TE Ramsdale
Director

Brisbane, 19 August 2005

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

INDEPENDENT AUDIT REPORT TO MEMBERS OF ALCHEMIA LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Alchemia Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Winna Irschitz

Winna Irschitz
Partner

Brisbane, 19 August 2005

Shareholder Information

ALCHEMIA LIMITED
ABN 43 071 666 334

Registered Office
3 Hi-Tech Court
Brisbane Technology Park
EIGHT MILE PLAINS QLD 4113

Postal Address
PO Box 6242
UPPER MOUNT GRAVATT QLD 4122
Telephone (07) 3340 0200
Facsimile (07) 3340 0222
Internet www.alchemia.com.au

ANNUAL GENERAL MEETING

Alchemia Limited's Annual General Meeting will be held at 11am on Monday 14 November 2005 at:
ASX Lecture Theatre, Level 5 Riverside Centre
123 Eagle Street Brisbane

SHARE REGISTRY

Shareholder information in relation to shareholding or share transfers can be obtained by contacting the company's share registry:

ASX Perpetual Registrars Limited
Locked Bag A14 SYDNEY SOUTH NSW 1235
Telephone (02) 8280 7454
Facsimile (02) 9287 0303
Email registrars@asxperpetual.com.au
Internet www.asxperpetual.com.au

For all correspondence to the share registry, please provide your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

CHANGE OF ADDRESS

Changes to your address must be notified in writing to the share registry by letter/fax or by using the form available from the website. As a security measure, your old address as well as your relevant shareholder number should be quoted to make this change.

ANNUAL REPORT MAILING LIST

All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an Annual Report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

STOCK EXCHANGE LISTING

Alchemia's shares are listed on the Australian Stock Exchange and trade under the ASX code ACL. The securities of the company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System).

VOTING RIGHTS

Shareholders in Alchemia Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholders may vote in person or by proxy.

- Show of hands – One vote per shareholder
- Poll – One vote for each share held by registered holders

Distribution of Holdings – as at 19 August 2005

SIZE OF HOLDING	NO OF HOLDERS	NO OF SHARES	%
1 – 1000	105	89,145	0.09
1001 – 5000	881	3,116,436	3.00
5001 – 10,000	598	4,990,417	4.81
10,001 – 100,000	550	13,689,951	13.20
100,001 and over	42	81,848,015	78.90
Total	2,176	103,733,964	100.00

Substantial Shareholders – as at 19 August 2005

NAME	NO OF SHARES IN WHICH A RELEVANT INTEREST IS HELD	%
Cytopia Limited	14,424,253	13.91
Mostia Dion Pty Ltd	12,766,541	12.31
Coates Myer & Company Pty Limited	8,292,607	7.99
National Nominees Limited	6,353,518	6.12
Start-Up Australia Ventures Pty Limited	6,140,401	5.92
American Pharmaceutical Partners, Inc	5,854,719	5.64

Twenty Largest Shareholders – as at 19 August 2005

	SHAREHOLDER	NO OF SHARES	%
1	Cytopia Limited	14,424,253	13.91
2	Mostia Dion Pty Ltd	12,766,541	12.31
3	Coates Myer & Company Pty Limited	8,292,607	7.99
4	National Nominees Limited	6,353,518	6.12
5	Start-Up Australia Ventures Pty Limited	6,140,401	5.92
6	American Pharmaceutical Partners, Inc	5,854,719	5.64
7	Erdnarp Enterprises Pty Limited	3,989,949	3.85
8	Biotech Capital Limited	3,148,919	3.04
9	AMP Life Limited	2,830,345	2.73
10	Aitken Consultants Pty Limited	2,631,751	2.54
11	J P Morgan Nominees Australia Limited	2,593,000	2.50
12	Asia Union Investments Pty Limited	1,627,326	1.57
13	Tracie Ramsdale	1,558,115	1.50
14	Istvan Toth	1,236,701	1.19
15	Australia Venture Capital Nominee Pty Limited	1,122,062	1.08
16	Cogent Nominees Pty Limited	1,016,857	0.98
17	Septimus Capital Partners Pty Limited	698,690	0.67
18	Health Super Pty Limited	590,000	0.57
19	Bond Street Custodians Limited	500,000	0.48
20	Surpion Pty Ltd	500,000	0.48

Glossary of Technical Terms

Age-Related Macular Degeneration (AMD)
An increased production of blood vessels in the eye leading to blindness

ANDA (Abbreviated New Drug Application)
An ANDA contains data for the review and approval of a generic drug product by the FDA. Generic drug applications are "abbreviated" because they are not required to include preclinical and clinical data to establish safety and effectiveness. Instead ANDA applicants must be able to prove scientifically that the generic product is bioequivalent, ie it performs in the same manner as the original drug

Angiogenesis
The process of growing new blood vessels

Animal model
A model of a human disease in an animal used for the initial assessment of a compound's efficacy

Antibiotic
An agent that kills bacteria or prevents their growth

Anticoagulant
An agent that inhibits the formation of blood clots

Antithrombotic
An agent used for the prevention or treatment of a blood vessel blockage caused by a clot formed at the site of obstruction

Arixtra® (Registered Trademark of GlaxoSmithKline)
The brand name for ondaparinux sodium

Bioequivalent
Two drugs are said to be bioequivalent if they have the same potency and bio-availability, assuming equal doses

cGMP
Current Good Manufacturing Practice

Clinical trial
A structured study conducted in a hospital or clinic in which a drug is evaluated for its effects on humans

Cytotoxic
Any substance that has the properties to harm or destroy cells

Diabetic Retinopathy (DR)
A complication of diabetes triggered by abnormal blood vessel growth in the back of the eye, leaking blood into the centre of the eye, causing severe retinal damage

Drug candidate
A compound selected from the lead optimisation process that has been extensively tested in preclinical models and has the desired safety and efficacy characteristics to be considered for initial testing in humans

Efficacy
A measure of a drug's effectiveness. The ability of a drug to control or cure an illness

Generic
A generic drug is one that is equivalent to an original drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use

GPCR
G-protein coupled receptors, the largest family of membrane bound receptors in the human genome

Gram-positive bacterium
Gram-positive bacteria have a thick mesh like cell wall made of peptidoglycan. Gram-negative bacteria have a thinner version of this, but also have an extra outer-membrane made of lipids. Most of the serious antibiotic-resistant strains of bacteria emerging today are Gram-positive

Heparin (natural heparin)
A complex mixture of carbohydrates that act to prevent thrombosis

Heparin family
The group of anticoagulant drugs consisting of heparin, low molecular weight heparins and synthetic heparin

Hit
An active compound in any specific biological assay

In vitro
Literally means "in glass", ie in a test tube or in the laboratory. The opposite of in vivo (in a living organism). Or: In an artificial environment, such as a test tube, rather than inside a living organism

In vivo
In the living body of a plant or animal

Indication
The specific approved or potential use for a specific drug

Investigational New Drug (IND)
A formal US regulatory submission by a company to the FDA prior to initiating a human clinical trial intended to demonstrate the safety of a medical procedure or therapy

Lead
A lead is an active compound (hit) that meets set selection criteria for further development as a drug candidate

Library
A collection of chemical compounds, often related by a core structure or function, used in this instance for drug discovery

Ligand
A smaller molecule that binds to another larger molecule (its receptor), generally affecting a physical or chemical change

LMWH (low molecular weight heparin)
A mixture of smaller fragments of heparin produced by artificially breaking down heparin using either chemical or enzymatic means

Lovenox® (Registered Trademark of Sanofi-Aventis)
A low molecular weight heparin (LMWH) produced by Sanofi-Aventis

Morbidity
Incidence of a particular disease

MRSA
Methicillin resistant *Staphylococcus aureus*, antibiotic resistant bacteria

Oligosaccharide
A carbohydrate made up of a small number of sugar units

Paclitaxel (Taxol)
A cytotoxic drug derived from the yew tree that is used to treat certain types of cancer. Paclitaxel works by inhibiting cell division, and is one of the most recognised treatments for many solid tumours

Pentasaccharide
A carbohydrate made up of five sugar units

Peptide
A molecule made of a small number of amino acids (generally two to 20)

Peptide Ligand
A molecule made of a small number of amino acids (generally two to 20) that binds to another larger molecule (its receptor), generally affecting a physical or chemical change

Peptidomimetic
A chemical compound that mimics the ability of a peptide to recognise certain physiological molecules, such as proteins and DNA

Pharmacokinetics
The study of the absorption, distribution, metabolism and elimination of a drug by the body

Pilot scale production
Trial production run to ensure the material can be manufactured at a quality and quantity required to meet commercial supply requirements

Preclinical
The testing of a compound/treatment in animals to measure efficacy and safety prior to testing in humans

Priority date
The initial date of filing of a patent application, normally in the applicant's domestic patent office. This date is used to help determine the novelty of an invention

Pulmonary embolism
Blood clot in one of the major arteries that carry blood depleted of oxygen to the lungs

Solid tumour
A cancer that originates in organ or tissue other than bone marrow or the lymph system

Synthetic Heparin
Fondaparinux sodium, chemically equivalent to Arixtra®

Therapeutic Heparin
Heparin used for administration to patients, as distinct from Heparin used for flushing medical equipment such as IV lines

Thrombosis
A blood vessel blockage by a clot formed at the site of obstruction. This is distinguished from an "embolism", which travels through the bloodstream and lodges, obstructing a blood vessel

Toxicity
The degree to which a drug is poisonous or has an adverse effect on an organism

Tumour
An abnormal mass of tissue that results from excessive cell division. Tumours perform no useful body function. They may be either benign (not cancerous) or malignant (cancerous)

VAST™ (Registered Trademark of Alchemia Limited)
Versatile Assembly on Stable Templates. Alchemia's carbohydrate based drug discovery platform technology. VAST™ enables rapid synthesis of libraries of compounds that effectively scan three dimensional space

VEGF
Abbreviation for vascular endothelial growth factor, a factor involved in angiogenesis

Directory

Directors
Mel Bridges – Chairman
Tracie Ramsdale – Managing Director & CEO
Professor Peter Andrews AO
Kevin Healey
Errol Malta
Nerolie Withnall

Company Secretary
Christopher Neal

Registered and Head Office
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Qld 4113
Australia
Telephone 61-7-3340 0200
Facsimile 61-7-3340 0222
Email enquiries@alchemia.com.au
Internet www.alchemia.com.au
Postal Address
PO Box 6242
Upper Mt Gravatt Qld 4122 Australia

Share Register
ASX Perpetual Registrars
Locked Bag A14
SYDNEY SOUTH NSW 1235
Telephone 61-2-8280 7454
Facsimile 61-2-9287 0303
Email registrars@asxperpetual.com.au
Internet www.asxperpetual.com.au

Independent Auditors
Ernst & Young
1 Eagle Street
Brisbane Qld 4000

Stock Exchange Listing
Alchemia Limited is listed on the
Australian Stock Exchange with the code: ACL

BNP PARIBAS
SECURITIES SERVICES

Date: 28-Sep-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Alchemia Limited.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Ross Gulliford
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0265
ABN 71 002 656 874

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Alchemia Limited**

ACN/ARSN: 071 666 334

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 26-Sep-2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	5,390,397	5,390,397	5.20%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,084,360	4,084,360
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 1,306,037	1,306,037
		Total:	5,390,397

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 4,084,360	4,084,360
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary: 1,200,068	1,200,068
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary: 105,969	105,969
			Total:	5,390,397

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Life Limited	23-Sep-2005 to 26-Sep-2005	$236,942.17	Fully Paid Ordinary 236,347
Cogent Nominees Pty Limited	23-Sep-2005 to 26-Sep-2005	$12,911.45	Fully Paid Ordinary 12,879
Cogent Nominees Pty Limited <SMP Accounts>	23-Sep-2005 to 26-Sep-2005	$41,728.85	Fully Paid Ordinary 41,624

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000

This Initial Substantial Holder Notice (ASIC Form 603) comprises 2 page/s in total.

Alchemia

22 September 2005

ASX ANNOUNCEMENT

Alchemia achieves positive results in eye disease animal models

Australian drug development company Alchemia Limited (ASX: ACL) today announced positive results from initial animal model studies evaluating the efficacy of its anti-angiogenic compounds for the treatment of eye diseases.

The independent study demonstrated that Alchemia's anti-angiogenic compounds, which inhibit new blood vessel formation, are effective in reducing the formation of aberrant new blood vessels in the eye that characterise human eye diseases such as Age-related Macular Degeneration (AMD) and Diabetic Retinopathy (DR).

AMD and DR are diseases characterised by abnormal blood vessel formation at the back of eye, which then leak blood into the centre of the eye causing vision loss and eventual blindness.

In the animal study Alchemia's compounds recorded a dose-related statistically significant inhibition of new blood vessel growth in the cornea, after the site was stimulated with angiogenesis (blood vessel growth)-inducing agents.

Alchemia Managing Director Dr Tracie Ramsdale said the results were a positive step forward in the development of a new treatment for AMD and DR, which are two of the leading causes of blindness in the developed world.

"There is currently a significant unmet medical need for the treatment of these debilitating eye diseases, with no cure, very limited therapeutic options and rapidly increasing global incidence," she said.

"It is estimated that 1.75 million US residents have significant symptoms associated with AMD, which is expected to grow to 3 million by 2020. DR is estimated to affect half of all diabetics during the course of their disease progression, representing 9.1 million potential sufferers in 2002 in the US alone."

Dr Ramsdale said Alchemia's anti-angiogenic compounds belonged to a novel class of small molecule 'somatostatin agonists' that provide a multi-point attack on blood vessel growth, thereby providing multiple opportunities to affect the disease progression of AMD and DR.

"We believe by targeting somatostatin receptors our eye disease compounds have the potential to provide a number of benefits over existing treatments and other therapeutics currently in development," she said.

Dr Ramsdale said Alchemia's anti-angiogenic compounds were discovered using the company's proprietary drug discovery technology VAST™, and also had applications for treating cancer.

"Our anti-cancer compound, which also acts by inhibiting blood vessel and tumour growth, has demonstrated efficacy in animal models of cancer. We are currently completing the necessary studies to file an Investigational New Drug Application with the US Food and Drug Administration in 2006 to clear the way for human clinical trials," she said.

Dr Ramsdale said Alchemia would now progress the anti-angiogenic compounds to more detailed laboratory and animal studies to further assess their efficacy, pharmacokinetic profile and toxicity, with the aim of identifying a formal preclinical candidate in the coming year.

"These are very exciting preliminary results, which clearly show our anti-angiogenic compounds have the qualities necessary to develop a new and unprecedented treatment for debilitating eye diseases," she said.

The recent study was conducted in the United States at the University of Wisconsin's Comparative Ophthalmic Research Laboratories, a centre of internationally recognised vision scientists providing world-class vision research.

Alchemia will present the results of this study, along with its anti-cancer animal efficacy studies, at the Diversity Oriented Synthesis Conference in Boston on 22 September in a session showcasing the company's VAST™ technology.

Signed

T Ramsdale

Tracie Ramsdale
Managing Director and Chief Executive Officer
Alchemia Limited

Alchemia

6 September 2005

ASX / MEDIA ANNOUNCEMENT

World's largest study on acute coronary syndrome finds synthetic heparin safer and as effective as traditional drug

Clinical trial results reported overnight at the European Society of Cardiology meeting in Sweden are expected to significantly enhance the potential market for Alchemia's anti-blood clot drug Synthetic Heparin.

The Canadian-led study — the world's largest clinical study of acute coronary syndrome involving 20,000 patients conducted at 576 sites in 41 countries — demonstrated that GlaxoSmithKline's (GSK) Arixtra® is safer and as effective as the traditional therapy used for preventing heart attacks, death and ischemia in people with serious heart conditions.

Alchemia's Synthetic Heparin drug, due to be launched in 2008, is a generic version of Arixtra®.

In the study Arixtra® (fondaparinux) halved the rate of major bleeding events compared with Sanofi-Aventis' Lovenox® (enoxaparin). Arixtra® was associated with a 47 percent reduction in major bleeding compared to Lovenox® and was as effective in preventing death, heart attacks and ischaemia.

Patients on Arixtra® also had a lower death rate six months after treatment than those given Lovenox®, demonstrating that improving the safety of therapy leads to enhanced long-term survival for patients.

Alchemia Managing Director Dr Tracie Ramsdale said the excellent clinical trial result demonstrated Arixtra®'s superiority over Lovenox® as a new generation heparin treatment with better safety, comparable efficacy and economic advantages.

"There is growing evidence suggesting Arixtra® will become the heparin drug of choice in the future, which is significant for Alchemia as we prepare to launch our generic version of the drug in 2008," she said.

Alchemia

"Arixtra®'s market is growing rapidly as the drug's maker GSK has been aggressively pursuing additional indications for Arixtra®. They expect to complete filing for all targeted indications by the end of 2006."

Arixtra® is not currently approved in the US or EU for patients with ACS, which affects more than 3.5 million people worldwide annually. In announcing the results of the study GSK signalled its intent to submit the trial data to regulatory authorities globally to seek approval to use Arixtra® in patients with ACS.

Opinion leaders commenting on the trial results said the findings provide compelling reasons for doctors to switch to the new drug. The study leader Dr Salim Yusuf said the trial results were likely to prompt a run on-off label use of the drug.

Dr Ramsdale said the trial results and other regulatory developments in the worldwide heparin market highlight the strong commercial prospects of Alchemia's first product — generic Synthetic Heparin.

"By the time we launch our generic version of Arixtra® in the US market in 2008, the total heparin market is expected to be worth $US4 billion," she said.

"As we are the only known generic competition for Arixtra® we will be well positioned to capture an attractive market share upon market entry."

Alchemia's Synthetic Heparin is currently progressing through the necessary scale-up and regulatory processes to enable its US marketing partner American Pharmaceutical Partners (APP) to file an abbreviated new drug application (ANDA) for Synthetic Heparin in 2006, shortly after the FDA clinical exclusivity period expires on Arixtra®.

Arixtra® is currently approved in Australia, the United States and Europe for the prevention of VTE, which includes deep vein thrombosis (DVT) and pulmonary embolism (PE), in patients undergoing surgery for hip fracture, knee replacement and hip replacement.

ENDS

ENQUIRIES:	RELEASED BY:
Dr. Tracie Ramsdale	Ms Josie Brophy
Alchemia Limited	Phillips Group
Chief Executive Officer	Tel: 61-7-3230-5000
Tel: 61-7-3340-0200	

Alchemia

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic synthetic heparin is being developed in collaboration with manufacturing partner, the Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

GlaxoSmithKline

Print Close

Arixtra® showed comparable efficacy to Lovenox®/Clexane® with significantly less major bleeding in patients with acute coronary syndromes

Issued — Monday 5 September 2005, London, UK & Stockholm, Sweden - GlaxoSmithKline plc [LSE and NYSE: GSK] announced today headline results from the largest clinical trial ever conducted in patients with acute coronary syndromes (ACS), which compared its anti-thrombotic product, ARIXTRA® (fondaparinux sodium) with the commonly used LOVENOX®/CLEXANE® (enoxaparin)*. ARIXTRA was as effective as LOVENOX/CLEXANE for the primary composite endpoint of preventing death, myocardial infarction, and refractory ischaemia at 9 days (incidence of 5.9% and 5.8%, respectively); patients in the study experienced at least one of the three components of the primary endpoint. Furthermore, ARIXTRA was associated with a 47% ($p< 0.001$) reduction in major bleeding vs. LOVENOX/CLEXANE (2.1% and 4.0% incidence, respectively) in this study.[1]

In addition, mortality rates at one month were 2.9%in the ARIXTRA group and 3.5%in the LOVENOX/CLEXANE group, representing a 17% reduction ($p=0.0219$) in favour of ARIXTRA. This reduction in mortality rates was maintained at six months post therapy (5.8%in the ARIXTRA group and6.6%in the LOVENOX/CLEXANE group), representing an 11% reduction ($p= 0.0373$) in mortality.[1]

Organization to Assess Strategies for Ischaemic Syndromes (OASIS 5), a landmark head-to-head trial, evaluated more than 20,000 patients with ACS, and was presented today at the European Society of Cardiology (ESC) meeting in Stockholm, Sweden.

"The OASIS 5 findings demonstrate that ARIXTRA is likely an effective anti-thrombotic drug in many patients with ACS already receiving aspirin and clopidogrel," said Dr. Salim Yusuf, principal investigator of the study, and professor of medicine, McMasterUniversityand Hamilton Heath Sciences, Ontario, Canada.

ARIXTRA is not currently approved in the EU or US for patients with Acute Coronary Syndromes.

Acute Coronary Syndromes

Unstable chest pain and acute myocardial infarction caused by inadequate blood supply to the heart muscle are part of a complex group of cardiac diseases called ACS that account for about 2.5 million hospital admissions worldwide and are a major cause of mortality and morbidity in Western countries. Approximately 3.5 million people worldwide are affected by ACS annually.[2,3] People presenting with these conditions have an increased immediate and long-term risk of recurrent heart attack and cardiac death.[4]

Previous studies have shown that newer anti-thrombotics can substantially reduce the risk of heart attacks in patients; however, this is often accompanied by an increased risk of major bleeding.[5] A need

remains for effective therapies in ACS with a lower incidence of major bleeding. Bleeding rates of ARIXTRA in OASIS 5 coupled with similar efficacy to therapy with LOVENOX/CLEXANE, a low molecular weight heparin, demonstrated a strong risk:benefit profile for ARIXTRA in this study.

"Results from OASIS 5 soundly demonstrate that ARIXTRA, a trusted medicine in venous thrombosis, may offer tremendous potential clinical benefits in the treatment of Acute Coronary Syndromes," said Dr. Lawson Macartney, senior vice-president, Cardiovascular and Metabolic Medicine Development Centre, GlaxoSmithKline. "GSK is excited that this product can address an unmet medical need and we look forward to submitting these data to Regulatory Authorities worldwide for review so that we may bring the product to physicians and patients for use in ACS."

OASIS 5

The MICHELANGELO: OASIS 5 programme is an international, randomised, double-blind, controlled study that included over 20,000 patients in 576 sites across 41 countries. Patients in the study were randomised to receive ARIXTRA 2.5 mg once daily for 2 to 8 days, or LOVENOX/CLEXANE1 mg/kg twice daily for 2 to 8 days. Study medications were administered in addition to standard medical care, such as aspirin, clopidogrel, GP IIb/IIIa inhibitors and revascularisation procedures.The primary objective of the study was to evaluate whether ARIXTRA was at least as effective as LOVENOX/CLEXANEin preventing death, myocardial infarction (MI) or refractory ischaemia in the acute treatment of patients with chest pain (unstable angina)/ myocardial infarction (non-ST-segment elevation MI).

Secondary objectives included determining whether ARIXTRA was superior to LOVENOX/CLEXANEin reducing death or MI, and reducing major bleeding events up to Day 9, as well as to determine if the relative effect on the primary end point of ARIXTRA versus LOVENOX/CLEXANEwas sustained at Day 14, Day 30, Day 90 and Day 180.

"GlaxoSmithKline is firmly committed to providing potential treatments for the widest range of options in both arterial and venous thrombosis. We hope the encouraging news from OASIS 5 may provide patients, healthcare professionals and hospitals with a convenient treatment for a spectrum of thrombotic diseases," Macartney added.

ARIXTRA

ARIXTRA is the first in a new class of anti-thrombotics that selectively inhibits Factor Xa, a central protein in the coagulation process. In the treatment of thrombosis, Factor Xa plays a central role in the generation of thrombin, a protease in blood that facilitates blood clotting. ARIXTRA has a proven safety profile with no reported cases of heparin-induced thrombocytopenia (HIT), a common and potentially fatal side effect of heparin.

FOR EU MEDIA

ARIXTRA is approved for use in the European Union (EU) for the prevention of venous thromboembolicevents (VTE) in patients undergoing surgery for hip fracture (including extended prophylaxis), knee replacement, and hip replacement; and in acutely ill medical patients and patients undergoing abdominal surgery who are considered at high risk of thromboembolic complications. Additionally,

ARIXTRA is indicated in the EU for the treatment of acute DVT and the treatment of acute PE, except in haemodynamically unstable patients who require thrombolysis or pulmonary embolectomy.

ARIXTRA was first authorised for use in the EU in March 2002 for the prevention of VTE in patients undergoing major orthopaedic surgery of the lower limbs. ARIXTRA is registered in 27 European countries and is currently marketed in 17 countries across Europe. Approximately 500,000 people worldwide have received ARIXTRA for prevention of venous thrombolic events (VTE), and for treatment of acute deep vein thrombosis (DVT) and pulmonary embolism (PE).

FOR US MEDIA:

ARIXTRA is the first selective inhibitor of Factor Xa, a protein central to the coagulation process. ARIXTRA is approved in the United States (U.S.) for the prevention of venous thromboembolism (VTE), which includes deep vein thrombosis (DVT) and pulmonary embolism (PE), in patients undergoing surgery for hip fracture (including extended prophylaxis), knee replacement, hip replacement, and in abdominal surgery patients who are at risk for thromboembolic complications. Additionally, ARIXTRA is indicated for the treatment of acute DVT when administered in conjunction with warfarin sodium and for the treatment of acute PE when administered in conjunction with warfarin sodium, when initial therapy is administered in the hospital.

Important Safety Information

Contraindications

ARIXTRA is contraindicated in patients with severe renal impairment, patients with active major bleeding, bacterial endocarditis, and patients with hypersensitivity to fondaparinux sodium. In the United States, ARIXTRA is also contraindicated in patients weighing less than 50kg (less than 110 lbs) who are undergoing major surgery of the lower limbs and abdominal surgery.

Warnings

When epidural/spinal anaesthesia or spinal puncture is employed, patients anticoagulated with low—molecular-weight heparins, heparinoids or fondaparinux sodium are at risk of developing an epidural or spinal haematoma, which can result in long-term or permanent paralysis. The risk of these events may be higher with postoperative use of indwelling epidural catheters or concomitant use of drugs affecting haemostasis. Spinal/epidural anaesthesia should not be used concurrently with ARIXTRA for the treatment of VTE (see BOXED Warning in the US Prescribing Information).

ARIXTRA is not intended for intramuscular administration.

ARIXTRA should be used with caution in all patient groups with increased risk of bleeding. This includes the elderly, patients with moderate renal or severe hepatic impairment. In the EU, Arixtra should be used with caution in those patients weighing less than 50kg (less than 110lbs). ARIXTRA should not be co-administered with drugs that may increase the risk of bleeding.

The efficacy and safety of ARIXTRA in patients with heparin induced thrombocytopenia type II has not been studied. Thrombocytopenia can occur with ARIXTRA. If the platelet count falls below 100,000/mm3,

ARIXTRA should be discontinued.

About GlaxoSmithKline

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.

***LOVENOX®/CLEXANE® are the registered trademarks of Sanofi-Aventis.**

1. Data on File, GlaxoSmithKline, King of Prussia, PA.

2. Acute Myocardial Infarction, Cardium Study #49, Decision Resources, March 2003.

3. Unstable Angina, Cardium Study #46, Decision Resources, August 2002.

4. Yusuf S, Flather M, Pogue J, et al. Variations between countries in invasive cardiac procedures and outcomes in patients with suspected unstable angina or myocardial infarction without initial ST elevation. OASIS (Organisation to Assess Strategies for Ischaemic Syndromes) Registry Investigators. Lancet 1998;352:507—14.

5. Reviewed in: Harrington et al. Antithrombotic Therapy for Coronary Artery Disease. *CHEST* 2004;
126:513S-548S.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2004.

Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Mawdsley	(020) 8047 5502
	Chris Hunter-Ward	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patricia Seif	(215) 751 7709
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8047 5540
	Anita Kidgell	(020) 8047 5542
	Jen Hill	(020) 8047 5543
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Alchemia

19 August 2005

ASX / MEDIA ANNOUNCEMENT

Alchemia reports robust cash position and strong Synthetic Heparin progress

Australian drug development company Alchemia Limited (ASX: ACL) today lodged its audited financial results for the full year to 30 June 2005, confirming a strong cash position of $15.9 million to support its drug development projects in the coming year and beyond.

The company reported a net loss of $8.8 million for the 2005 financial year, up from $6.5 million in 2004, reflecting an increased level of expenditure on the pilot scale manufacture of its Synthetic Heparin product and on research and development for its drug discovery programs. Expenditure was higher in the second half following Alchemia's decision to advance its lead anti-cancer drug candidate ACL 16907 towards clinical trials in 2006.

Revenues for the period totalled $3.4 million, up 17.6% over 2004/05, due to increased grant revenue from the Federal Government R&D Start grant for Synthetic Heparin and higher interest income achieved on surplus funds.

Total net cash expenditure for the year was $4.6 million compared to $2.9 million in 2004/05. During the year the development costs of Synthetic Heparin were funded 50% by marketing partner American Pharmaceutical Partners (APP) and 50% by the Federal Government R&D Start grant.

Alchemia Managing Director Dr Tracie Ramsdale said anti-blood clot generic drug Synthetic Heparin, the company's most advanced opportunity, had made strong progress in the 2005 financial year towards its planned 2008 market launch.

Dr Ramsdale said pilot scale cGMP manufacture of Synthetic Heparin at the US facilities of manufacturing partner The Dow Chemical Company was on track for completion within the next six weeks, with positive results recorded to date.

"The completion of the pilot scale manufacture in September 2005 will represent a major milestone for Alchemia and the Synthetic Heparin program as it results in a significant reduction in the overall project risk," she said.

Dr Ramsdale said following completion of the pilot scale manufacture APP would undertake the formulation and stability studies required to lodge an Abbreviated New Drug Application (ANDA) with the US Food and Drug Administration (FDA) in December 2006.

"Obtaining regulatory approval will be the final hurdle facing our Synthetic Heparin once the pilot scale manufacture is complete," she said.

"The regulatory approval process for a generic drug is significantly shorter and less costly than that required for a New Drug Application (NDA), enabling an anticipated 2008 market launch for our generic Synthetic Heparin."

Following the completion of the pilot scale manufacture the regulatory and market launch costs of Synthetic Heparin are the responsibility of APP.

Dr Ramsdale said the commercial prospects of Synthetic Heparin — a generic version of branded drug Arixtra® — had grown considerably over the past 12 months with strong growth in the global heparin market and a number of regulatory approval developments for Arixtra®.

"The worldwide market for heparin-related drugs increased by more than 17 percent in 2004 to reach a total value in excess of $US3.5 billion. Arixtra® was also approved for two new indications in the European Union and one in the US. Approval of the second indication in the US will extend its approved coverage to 80 percent of the worldwide heparin market," she said.

Dr Ramsdale said Alchemia's drug discovery program had recorded its most significant milestone in the past financial year, with a formal decision to advance anti-cancer compound ACL16907 to clinical status following positive results in several animal models.

"ACL16907 will be the first of Alchemia's products to progress to human clinical trials — an important milestone which will provide valuable external validation of our proprietary drug discovery platform VAST™ and highlight its potential for generating further products for the company," she said.

"We aim to complete all of the requirements to be able to commence a phase I clinical trial in the first half of 2006. As part of that process we have in Q2 2005 entered into discussions (pre-IND package) with the FDA about our anticancer program in preparation for a formal IND filing once all required studies are completed."

Dr Ramsdale said over the coming year Alchemia would also continue to advance its antibiotic and eye disease drug discovery programs.

"We plan to conduct further animal studies in 2005/6 to establish efficacy of our antibiotic compounds in animal models and will then seek to partner the project," she said.

"We will also continue to assess and develop a number of new compounds with potent anti-angiogenic properties which we believe have the potential to treat eye diseases such as Age-Related Macular Degeneration (AMD) and Diabetic Retinopathy (DR)."

Dr Ramsdale said the outlook for Alchemia in the coming financial year was positive, with the company's strong cash reserves, dynamic collaborative partnerships, robust product pipeline and imminent first product launch progressing on target.

ENDS

Alchemia

Alchemia

For further information:
Dr Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 07 3340 0200

Media enquiries:
Ms Josie Brophy
Phillips Group
Tel: 07 3230 5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant share of the $US3.5 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner The Dow Chemical Company and marketing partner American Pharmaceutical Partners and is expected to be launched in the US in 2008. www.alchemia.com.au

Alchemia

Alchemia Limited
ABN 43 071 666 334

Preliminary Final ASX Report
For the year ended
30 June 2005

ALCHEMIA LIMITED- ABN 43 071 666 334
Year ended 30 June 2005 ("current period")
(Previous corresponding period: Year ended 30 June 2004)

Results announcement to Market		% Change		2005 $000
Revenue from ordinary activities	from	17.6%	to	3,356
Loss from ordinary activities after tax attributable to members	from	35.7%	to	8,853
Net loss for period attributable to members	from	35.7%	to	8,853
Dividends				
Interim dividend		-		-
Final dividends		-		-

Consolidated accumulated losses	Current period $000	Previous corresponding period Year ended 30 June 2004 $000
Accumulated losses at the beginning of the financial period	(26,228)	(19,706)
Net loss attributable to members	(8,853)	(6,522)
Accumulated losses at the end of the financial period	(35,081)	(26,228)

Earnings per share (EPS)	Current period	Previous corresponding period Year ended 30 June 2004
Basic EPS	(8.7 cents)	(7.7 cents)
Diluted EPS	(8.7 cents)	(7.7 cents)
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	103,291,873	85,099,433

NTA backing	Current period	Previous corresponding period Year ended 30 June 2004
Net tangible asset backing per ordinary share	13.5 cents	22.6 cents

Comments by directors

Revenue from ordinary activities for 2005 was $3.356 million comprising receipts from R&D Start grants to fund 50% of costs of the continuing development of synthetic heparin and interest income. Revenue for 2004 of $2.854 million also consisted of R&D Start Grants and interest income.

The consolidated group recorded a loss after tax of $8.853 million compared with a loss for 2004 of $6.522 million. The loss reflected higher levels of research and development expenditure on Synthetic Heparin pilot manufacturing study and the company's lead anticancer program ACL16907.

Audit report

The results as reported are based on financial statements which have been audited.

Signed

T Ramsdale

Tracie Ramsdale
CEO and Managing Director

Dated 19 August 2005

Directors' Report Year Ended 30 June 2005

Your Directors present their report on the consolidated entity consisting of Alchemia Limited and Alchemia Inc for the year ended 30 June 2005.

Directors

At the date of the report, the Directors are:

M Bridges (Chairman)
TE Ramsdale (Managing Director and Chief Executive Officer)
Professor P Andrews A.O.
K Healey
E Malta
N Withnall

Directors' qualifications, experience, special responsibilities and period in office are set out below.

Mel Bridges BAppSc FAICD
Chairman

Mel joined the Board as Chairman in September 2003. Mel has spent 30 years of his career in the biotechnology and healthcare industry. During this period, he founded and managed successful diagnostics, biotechnology and medical device businesses. Mel co-founded the listed company PANBIO, and is currently Chairman of a number of listed and unlisted companies including Peptech Limited, Genetic Solutions Pty Ltd, Farmacule Bioindustries Pty Ltd and Cleveland Biosensors Pty Ltd. He is also the founder and a Non-Executive Director of the medical device group Impedimed Pty Ltd and a Non-Executive director of IMBcom Pty Ltd.

The businesses that Mel has founded have won numerous awards including the Queensland Export Award, Australian Small Business of the Year, Queensland Top 400, BRW's Top 100 Fastest Growing Companies for seven consecutive years and The Australian Quality Award. In 2000 he was awarded the Business Bulletin "Business Star of the Year" and has previously been awarded Ernst & Young's Queensland entrepreneur of the year.

Mel is a Fellow of the Australian Institute of Company Directors.

Tracie Ramsdale PhD
Chief Executive Officer and Managing Director

Tracie is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer. Tracie joined the Board of Directors in July 2003. Since Alchemia's inception, she has been responsible for raising over $26 million in venture capital funding, negotiating Alchemia's alliances with Dow and APP, and recruiting Alchemia's senior management team. Tracie led the company through its successful Initial Public Offering in December 2003.

Tracie was originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994. She has extensive experience in research management and technology commercialisation.

Before establishing Alchemia, she was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this she held research appointments at the Victorian College of Pharmacy and Bond University.

Tracie is a member of the Australian Institute of Company Directors and serves on the Federal Government's IR&D Board's Biological Committee.

Professor Peter Andrews AO PhD
Non-Executive Director
Peter is one of the founders of Alchemia and has been a Board member since November 1995. Peter holds the position of Queensland Chief Scientist, and is also Chairman of the Queensland Biotechnology Advisory Council and a member of the Federal Government's IR&D Board. He is Chairman of a private bio-business consulting company, and a board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past twenty years, during which he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology companies Biota Holdings and Agen Ltd.

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

Kevin Healey PhD
Non-Executive Director
Kevin joined the Alchemia Board in January 1998. He is a founder and Managing Director of Cytopia Limited (formerly Medica Holdings Limited). Since the establishment of Cytopia, he has successfully guided the company through fund raisings of over $30 million, including a listing on the Australian Stock Exchange. He has negotiated and completed three investments on behalf of Cytopia. In the 11 years prior to forming Cytopia, Kevin provided consulting advice to the biotechnology industry as a Director of INSITE Advisors and as Principal Consultant with Invetech Operations, part of the Vision Systems Group.

Errol Malta PhD
Non-Executive Director
Errol joined the Alchemia Board in October 2003. He has more than 15 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, USA, where he was Product Development Team Leader. In this role he was responsible for global drug development and commercialisation of a number of different molecules in the US, Europe and Japan. He was responsible for five successful new-molecule IND submissions to FDA and other regulatory agencies, subsequent phase I/II programs, and a number of phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne office.

During the past 24 months Errol has been a consultant to a number of biotechnology companies in early phase product development in Australia and filled the position of Chairman, and then later as CEO and Director, of Cortical Pty Ltd from June 2003 to September 2004.

He is a PhD graduate of the University of Melbourne and a graduate of Australian Institute of Company Directors, and has successfully completed the UCLA (Anderson School) Executive Program in Management.

Nerolie Withnall BA LLB MAICD
Non-Executive Director
Nerolie joined the Alchemia Board in October 2003. She is a consultant and former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane, to focus on board and consulting positions.

Nerolie is a Director of Campbell Brothers Ltd and Pan Australian Resources N. L. (both listed on ASX), and The Brisbane Institute. She is Chairman of the Board of two privately owned companies, a member of the Takeovers Panel and the Corporations and Markets Advisory Committee, a Director of the Major Sports Facilities Authority and a Councillor of the National Maritime Museum.

During the year, there were no appointments or resignations of Directors. Since year end N Mathiou's appointment as Alternate for K. Healey has been withdrawn.

Secretary

Christopher Neal BCom, CA
Chief Financial Officer and Company Secretary
Chris joined Alchemia in 2003 as Chief Financial Officer and Company Secretary. Prior to joining the company, he was Finance Director of the London Stock Exchange listed resources group, Navan Mining PLC (1997 to 2002). From 1982 to 1996 Chris was an Executive Director of Consolidated Rutile Limited and from 1982 to 1986 the Finance Director for Australian operations of Gencor, (subsequently Billiton now BHP Billiton).

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

Member	Board of Directors Meetings		Committee meetings			
			Audit & Risk		Remuneration	
	Held	Attended	Held	Attended	Held	Attended
M Bridges	12	12	3	3		
T Ramsdale	12	12				
P Andrews	12	9			1	0
K Healey	12	11	3	3	1	1
E Malta	12	12			1	1
N Withnall	12	12	3	3		
N Mathiou (alternate for K Healey)	-	-	-	-	-	-

Directors' relevant interest in Alchemia securities

	Shares		Options
	Beneficial	Non-beneficial	Beneficial
Member			
M Bridges	44,600	-	-
T Ramsdale	1,618,116	-	1,609,781
P Andrews	3,989,949	-	-
K Healey	-	14,424,253	-
E Malta	30,000	-	-
N Withnall	-	-	-
N Mathiou	-	14,424,253	-

Options

Under our remuneration policy, non executive directors do not receive options. Details of options granted to specified key executives and exercised during the year are set out in Note 25 to the consolidated financial statements.

Corporate structure

Alchemia Limited is a company limited by shares that is incorporated and domiciled in Australia. Alchemia Limited has prepared a consolidated financial report incorporating its wholly owned subsidiary Alchemia Inc. (incorporated and domiciled in USA) in its financial statement. There are no other subsidiaries of Alchemia Limited.

Principal activities

Alchemia Limited, established in 1995, is a biotechnology company committed to unlocking the commercial potential of carbohydrate therapeutics. Its principal activities in the period were in the development of Synthetic Heparin and research into other carbohydrate-based therapeutics. There was no significant change in the nature of activities during the financial year.

Review of operations

The company reported a net loss of $8.8 million for the 2005 financial year, up from $6.5 million in 2004, reflecting an increased level of expenditure on the pilot scale manufacture of its Synthetic Heparin product and on research and development for its drug discovery programs. Expenditure was higher in the second half following the decision to advance the lead anti-cancer drug candidate ACL16907 towards clinical trials in 2006.

Revenues for the period totalled $3.4 million, up 17.6% over 2004/05, due to increased grant revenue from the Federal Government R&D Start grant for Synthetic Heparin, and higher interest income achieved on surplus funds. Total net cash expenditure for the year was $4.6 million compared to $2.9 million in 2004/05. During the year the development costs of Synthetic Heparin were funded 50% by marketing partner American Pharmaceutical Partners (APP) and 50% by the Federal Government R&D Start grant.

Anti-blood clot generic drug Synthetic Heparin, the company's most advanced opportunity, has made strong progress in the 2005 financial year towards its planned 2008 market launch. The pilot scale cGMP manufacture of Synthetic Heparin at the US facilities of manufacturing partner The Dow Chemical Company is on track for completion by the end of September 2005, with positive results recorded to date. The completion of the pilot scale manufacture in September 2005 will represent a major milestone for Alchemia and the Synthetic Heparin program as it results in a significant reduction in the overall project risk.

Following completion of the pilot scale manufacture, APP will undertake the formulation and stability studies required to lodge an Abbreviated New Drug Application (ANDA) with the US Food and Drug Administration (FDA) in December 2006. Obtaining regulatory approval is the final hurdle facing the company's Synthetic Heparin once the pilot scale manufacture is complete. The regulatory approval process for a generic drug is significantly shorter and less costly than that required for a New Drug Application (NDA), enabling an anticipated 2008 market launch for Alchemia's generic Synthetic Heparin. Following the completion of the pilot scale manufacture, the regulatory and market launch costs of Synthetic Heparin are the responsibility of APP.

The commercial prospects of Synthetic Heparin — a generic version of branded drug Arixtra® — has grown considerably over the past 12 months with strong growth in the global heparin market and a number of regulatory approval developments for Arixtra®. The worldwide market for heparin-related drugs increased by more than 17% in 2004 to reach a total value in excess of $US3.5 billion. Arixtra® was also approved for two new indications in the European Union and one in the US. Approval of the second indication in the US will extend its approved coverage to 80 percent of the worldwide heparin market.

Alchemia's drug discovery program has recorded its most significant milestone in the past financial year, with a formal decision to advance anti-cancer compound ACL16907 to clinical status following positive results in several animal models. ACL16907 will be the first of Alchemia's products to progress to human clinical trials — an important milestone which will provide valuable external validation of Alchemia's proprietary drug discovery platform VAST™ and highlight its potential for generating further products for the company.

The company is aiming to complete all of the requirements to be able to commence a phase I clinical trial in the first half of 2006. As part of that process Alchemia has in Q2 2005 entered into discussions (pre-IND package) with the FDA about its anticancer program in preparation for a formal IND filing once all required studies are completed. Over the coming year, Alchemia will also continue to advance its antibiotic and eye disease drug discovery programs. The company is planning to conduct further animal studies in 2005/6 to establish efficacy of its antibiotic compounds in animal models and will then seek to partner the project.

Alchemia will also continue to assess and develop a number of new compounds with potent anti-angiogenic properties which the Company believes has the potential to treat eye diseases such as Age-Related Macular Degeneration (AMD) and Diabetic Retinopathy (DR).

Significant changes in state of affairs
The directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this report.

Matters subsequent to the end of the financial year
The Directors are not aware of any matter or circumstance not otherwise dealt with in this report that has significantly or may significantly affect the operations of Alchemia.

Financial position, outlook and future needs
The financial position, outlook and future needs are set out in the consolidated financial statements.

Likely developments
Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees
As at the 30 June 2005, Alchemia had 33 employees (2004: 30 employees).

Dividends
The company did not declare or pay any dividends during the financial year.

Insurance and indemnification of Directors and Officers
During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith
b) A liability for costs and expenses incurred by the person:
    i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
    ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

Environmental regulations and performance
Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company does not have any Australian subsidiaries and therefore has not formed a tax consolidated group at 30 June 2005.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Remuneration report

This report forms part of the directors' statutory report for the year ended 30 June 2005

This report provides an outline of Alchemia's policy for determining remuneration for directors, executives and staff. The report includes the nature and amount of the remuneration for each director and the company executives receiving the highest remuneration.

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of directors, executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards of management to those of shareholders
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts.

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the 2004 annual general meeting in November 2004.
The key features of the executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent (40 percent for the Chief Executive Officer) of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous twelve months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

Alchemia Limited TSR vs. comparator group :	
<below median	0% of max entitlement
> above median	50% of max entitlement
3rd quartile pro rata	50-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

The comparator companies for determination of the TSR are:

- Agenix Limited
- Amrad Corporation Limited
- Antisense Therapeutics Limited
- Avantogen Limited (formerly Australian Cancer Technology Limited)
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Gropep Limited
- Meditech Research Limited
- Metabolic Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that executive's annual review to qualify.
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2005 the details of the entitlement and award of incentive payments to the Chief Executive Officer and specified executives were as set out below.

	Incentive	
	Awarded(1)	Forfeited
Specified Director		
Tracie Ramsdale- Chief Executive Officer	15%	
Specified Executives		
Kris Dyszynski- Vice President - Business Development	0%	
Christopher Neal- Chief Financial Officer	0%	
Michael West- Director of Intellectual Property and Technology Transfer	13%	
Wim Meutermans- Director- Research	13%	
Judy Halliday- Head of Preclinical Development	0%	

(1) Incentives paid during the year were in relation to previous incentive entitlements for these executives, which have now been superseded by the above executive plan. As the company did not achieve its TSR objective for the year ended 30 June 2005 no incentives were awarded under the current executive plan.

(2) There is no entitlement to future incentive payments in respect of the 2005 financial year under the executive plan

For other employees the key features of their incentives are:

- A maximum annual incentive of up to 5 percent of their salary, payable in cash
- A maximum entitlement to $1000 in value of shares
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the executive plan.

In addition to the above formal entitlements under the executive and employees incentive schemes the board may also allocate options under the officers and employees share option scheme to employees who have demonstrated exceptional performance in a year. No such options were granted during the year.

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.

The following table indicates Alchemia Limited's performance and their relationship to executive remuneration.

	2005	2004
Average share price	$0.66	$0.56
Percentile ranking of TSR against comparator group	76	N.A
% increase in fixed remuneration	13.9%	4.9%
% increase in total remuneration	11.3%	51.9%

Alchemia Limited's share price since listing has been:


ACL Share Price vs Comparator Group 2005
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
ACL Share Price
30/06/2004
30/07/2004
31/08/2004
30/09/2004
29/10/2004
30/11/2004
31/12/2004
31/01/2005
28/02/2005
31/03/2005
29/04/2005
31/05/2005
30/06/2005
Dates
ACL
Comparator Group

* July 2004 and August 2004 figures are unavailable

Remuneration of non executive directors
Shareholders approve the maximum aggregate remuneration for non- executive directors. The remuneration committee considers the level of remuneration required to attract and retain directors with the necessary skills and experience for the Alchemia board. This remuneration is reviewed annually with regard to market practice, relativities and director duties and accountability.

Non executive directors' fees are determined within an aggregate director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for directors is $300,000, approved by shareholders in 2003. Fees for 2005 remained at 2004 levels with directors receiving a combined total payment of $200,000. No equity incentives are offered to non executive directors. No additional fees are paid to directors for participating on board committees. There are no retirement allowances payable to non executive directors, however all non executive directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

Following a review of directors' remuneration on 10 June 2005, the remuneration committee approved increases to the base fees from 1 July 2005. The chairman will receive an annual fee of $66,000 and other non executive directors $36,750 per annum. The aggregate sum of directors' fees will still fall within the aggregate fee pool approved in 2003.

Chief executive officer remuneration and service contract
Tracie Ramsdale is employed under an employment contract, expiring in October 2006. Her contract is for a fixed annual salary of $265,000 plus superannuation at the rate of 9 percent together with an annual performance based short term incentive. The salary is subject to annual review and board approval. The performance based incentive, which has a maximum payout of 40 percent of fixed annual salary, is assessed against individual and company performance and subject to annual review and board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
Under the terms of her existing contract, the company is required to give 6 months notice of termination, or payment in lieu of notice.

Specified executives service contracts

Each of the specified executives has a service contract with the company. The principal terms of each of these contracts is set out below:

	JK Dyszynski	C A Neal	ML West	WDF Meutermans	JA Halliday
Position	VP Business Development	Chief Financial Officer and Company Secretary	Director of Intellectual Property and Technology Transfer	Director of Research	Head of Preclinical Development
Base salary	Base salary is subject to remuneration committee approval and reviewed annual in June				
Superannuation	The company will match the executive's contribution into a US 401k defined contribution plan	Superannuation guarantee contribution of 9%			
Incentive	Annual bonus of 30% of salary subject to company achieving performance objectives in the first instance and then achievement of individual performance objectives				
Length of contract	3 years, expiring on 24th March 2008	3 years, expiring on 7th September 2006	3 years, expiring on 30th November 2006	3 years, expiring on 31st March 2008	3 years, expiring on 28th February 2007
Notice period					
- employee	Six months	Six months	Six months	Six months	Six months
- termination by company	Six months	Six months	Six months	Six months	Six months

Remuneration tables

Directors Remuneration

The following table outlines the nature and amount of each major element of the remuneration of the directors

	Primary benefits				Post-employment		Equity		Total Remun-eration
Specified Directors	Salary & Fees	Cash Bonus	Non monetary Benefits	Long service leave accrued during the year	Superannuation Contributions	Retirement Benefits	Amortisation of options	Shares	
M Bridges									
2005	50,000	-	-	-	-	-	-	-	50,000
2004	50,000	-	-	-	-	-	-	-	50,000
TE Ramsdale									
2005	264,689	20,000	-	33,828	23,822	-	156,204	-	498,543
2004	237,014	20,000	-	28,454	23,109	-	121,479	-	430,056
P Andrews									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
K Healey									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
E Malta									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
N Withnall									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
Total Remuneration: Specified Directors									
2005	454,689	20,000	-	33,828	36,422	-	156,204	-	701,143
2004	380,346	20,000	-	28,454	31,509	-	121,479	-	581,788

Specified Executives Remuneration

The following table outlines the nature and amount of the elements of the remuneration of the specified executives, who are also the highest paid executives of Alchemia:

	Primary				Post-employment		Equity		Total Remuneration
Specified Directors	Salary & Fees	Cash Bonus	Non monetary Benefits	Long service leave accrued during the year	Superannuation Contributions	Retirement Benefits	Amortisation of options	Shares	
J K Dyszynski									
2005	195,759	-	9,201	-	10,707	-	85,452	-	301,119
2004	201,321	14,179	-	-	11,318	-	69,603	-	296,421
C A Neal									
2005	165,311	-	-	5,865	14,878	-	76,020		262,074
2004	129,675	25,000	-	2,759	13,921	-	52,158	-	223,513
M L West									
2005	128,440	20,000	6,042	19,075	13,360	-	14,088	-	201,005
2004	113,892	20,000	-	17,912	12,050	-	15,032	17,318	196,204
W D F Meutermans									
2005	128,440	20,000	-	13,093	13,360	-	28,176	-	203,069
2004	113,892	4,000	-	11,448	10,250	-	28,176	19,050	186,816
J A Halliday									
2005	84,892	-		7,215	7,640	-	-	-	99,747
2004	75,600	4,000	-	5,342	6,804	-	1,071	10,391	103,208
Total Remuneration: Specified Executives									
2005	702,842	40,000	15,243	45,248	59,945	-	203,736	-	1,067,014
2004	634,380	67,179	-	37,461	54,343	-	166,040	46,759	1,006,162

Directors and Specified Executives- Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the directors and each of the specified executives.

	Balance at Beginning of Period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2005		
	1 July 2004				30 June 2005	Total	Not Exercisable	Exercis-able
Specified Directors								
T Ramsdale	1,609,781	-	-	-	1,609,781	357,729	-	357,729
Specified Executives								
JK Dyszynski	1,002,559	-	-	(346,577)	655,982	119,562	-	119,562
CA Neal	447,161	-	-	-	447,161	-	-	-
ML West	111,790	-	-	-	111,790	44,716	-	44,716
WDF Meutermans	223,581	-	-	(89,433)	134,148	-	-	-
JA Halliday	89,432	-	-	-	89,432	89,432	-	89,432
Total	3,484,304	-	-	(436,010)	3,048,294	611,439	-	611,439

Directors and Specified Executives- Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the directors and each of the specified executives.

Shares held in Alchemia Limited (number)	Balance 1 July 04	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 05
	Ord	Ord	Ord	Ord	Ord
Specified Directors					
TE Ramsdale	1,618,116	-	-	-	1,618,116
P Andrews	3,989,949	-	-	-	3,989,949
E Malta	20,000	-	-	10,000	30,000
M Bridges	-	-	-	44,600	44,600
Specified Executives					
CA Neal	30,000	-	-	-	30,000
ML West	122,420	-	-	-	122,420
WDF Meutermans	36,286	-	-	-	36,286
JA Halliday	19,792	-	-		19,792
Total	5,836,563	-	-	54,600	5,891,163

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our audit of the financial report of Alchemia Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Irschitz
Partner
19 August 2005

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax and R&D services and advice to the company	$ 20,581
Services in respect of NASDAQ listing	$387,448

Signed in accordance with a resolution of the directors.

M Bridges
Chairman

T E Ramsdale
Managing Director and
Chief Executive Officer

Brisbane, 19 August 2005

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
REVENUES FROM ORDINARY ACTIVITIES	2	3,356	2,854	3,355	2,854
Expenses from ordinary activities	3(a)	(12,209)	(9,376)	(12,207)	(9,359)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(8,853)	(6,522)	(8,852)	(6,505)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	–	—	–	—
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(8,853)	(6,522)	(8,852)	(6,505)
NET LOSS ATTRIBUTABLE TO MEMBERS OF ALCHEMIA LIMITED		(8,853)	(6,522)	(8,852)	(6,505)
Share issue costs	16	–	(2,016)	–	(2,016)
TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF ALCHEMIA LIMITED AND RECOGNISED DIRECTLY IN EQUITY		–	(2,016)	–	(2,016)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF ALCHEMIA LTD		(8,853)	(8,538)	(8,852)	(8,521)
Basic earnings/(loss) per share (cents)	23	(8.7)	(7.7)		
Diluted earnings/(loss) per share (cents)	23	(8.7)	(7.7)		
Dividends per share (cents)		–	–		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position

FOR THE YEAR ENDED 30 JUNE 2005

	Notes	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
CURRENT ASSETS					
Cash assets		1,421	946	1,410	926
Receivables	5	348	2,502	318	2,469
Short term deposits	6	14,367	19,459	14,367	19,459
Other current assets	7	154	48	154	48
TOTAL CURRENT ASSETS		16,290	22,955	16,249	22,902
NON-CURRENT ASSETS					
Property, plant and equipment	8	1,488	2,620	1,488	2,620
Interest in Subsidiary	9	-	-	2	2
TOTAL NON-CURRENT ASSETS		1,488	2,620	1,490	2,622
TOTAL ASSETS		17,778	25,575	17,739	25,524
CURRENT LIABILITIES					
Payables	10	2,755	2,938	2,747	2,932
Interest-bearing liabilities	11	2	183	2	183
Deferred revenue		-	4	-	4
Provisions	12	210	216	196	189
TOTAL CURRENT LIABILITIES		2,967	3,341	2,945	3,308
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	13	-	2	-	2
Provisions	14	169	73	169	73
Convertible debt	15	628	-	628	-
TOTAL NON-CURRENT LIABILITIES		797	75	797	75
TOTAL LIABILITIES		3,764	3,416	3,742	3,383
NET ASSETS		14,014	22,159	13,997	22,141
EQUITY					
Contributed equity	16	48,991	47,219	48,991	47,219
Shares to be issued	17	-	1,168	-	1,168
Options Reserve	18	104	-	104	-
Accumulated losses	19	(35,081)	(26,228)	(35,098)	(26,246)
TOTAL EQUITY		14,014	22,159	13,997	22,141

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2005

	Notes	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from grants		2,387	1,983	2,387	1,983
Payments to suppliers and employees		(10,399)	(6,282)	(10,390)	(6,249)
Interest received		968	698	968	698
Interest paid		(5)	(87)	(5)	(87)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	20(a)	(7,049)	(3,688)	(7,040)	(3,655)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(74)	(402)	(74)	(402)
Net purchases of short term deposits		5,092	(19,459)	5,092	(19,459)
NET CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		5,018	(19,861)	5,018	(19,861)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares	16	1,773	23,174	1,773	23,174
Loan from APP		628	-	628	-
Payment of share issue costs		-	(2,016)	-	(2,016)
Repayments of finance lease principal		(183)	(1,064)	(183)	(1,064)
Receipt of funds held on deposit		288	512	288	512
NET CASH FLOWS FROM /(USED IN) FINANCING ACTIVITIES		2,506	20,606	2,506	20,606
NET INCREASE / (DECREASE) IN CASH HELD		475	(2,943)	484	(2,910)
Cash at beginning of the financial year		946	3,889	926	3,836
CASH AT THE END OF THE FINANCIAL YEAR	20(b)	1,421	946	1,410	926

The above statement of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year, except that the company has during the year for the first time recognised as an expense the estimated lease termination costs on its premises.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Alchemia Limited (the parent company) and all entities that Alchemia Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting.period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.
A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

Translation of financial reports

Where overseas operations are deemed self-sustaining, that is they are financially and operationally independent of the company, their financial reports are translated using the current rate method and any exchange differences are taken directly into the foreign currency translation reserve.

Where overseas operations are deemed integrated, that is they are financially and operationally dependent on the company, their financial reports are translated using the temporal method and any exchange differences are taken directly to the statement of financial performance.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits is stated at nominal value.

For the purposes of the Statement of Financial Position and the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

(h) Property, plant and equipment

Cost and valuation

Items of classes of property, plant and equipment are measured at cost, less accumulated depreciation.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

Major depreciation periods are:	2005	2004
Plant and equipment under lease:	The lease term	The lease term
Plant and equipment:	3 to 5 years	3 to 5 years

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(i) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(j) Research and development costs

Research and development costs are expensed as incurred except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

(k) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.
Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(l) Interest-bearing liabilities

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(m) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required, and a reliable estimate can be made of the amount of the obligation.

(n) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(o) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Grants

Revenues arising from research grants are recognised upon actual receipt of monies, provided the expense has been incurred otherwise, revenue is deferred until such time as the associated expenses are incurred.

Interest

Control of the right to receive the interest payment.

(p) Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable
- Where receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(q) Employee benefits (cont'd)
In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits
- Other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 22 is not being recognised as an employee benefits expense.

(r) Derivative financial instruments
Forward exchange contracts
The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(s) Earnings per share
Basic EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares, adjusted for any bonus element.
Diluted EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(t) Lease termination provision
The company has a "make good" obligation in the lease agreement with respect to its premises. An independent assessment of the cost of complying with this obligation has been undertaken and this amount has been recognised as an expense. The corresponding liability has been included in non current provisions.

(u) Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(v) Rounding of Amounts
The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission (ASIC), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars or as otherwise indicated.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(w) Shares to be issued

Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

(x) Equity consideration expense

Options granted to third parties in consideration of payment for the provision of services. Where those options have they vested have been recognised as equity consideration expense over the periods in which the options vest.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
2. REVENUE FROM ORDINARY ACTIVITIES					
Grant Income		2,387	2,156	2,387	2,156
Interest Income		969	698	968	698
Total revenues from operating activities		3,356	2,854	3,355	2,854
3. EXPENSES AND LOSSES / (GAINS)					
(a) Total Expenses Comprise:					
Payroll and staff expenses		3,241	2,700	3,020	2,410
Business development		734	638	955	915
Provision for intercompany loan		-	—	(1)	—
Depreciation and amortisation		1,207	1,288	1,207	1,288
Borrowing costs expense		5	87	5	87
Patent fees expenses		389	228	389	228
Grant expenses		70	219	70	219
Rent & occupancy expense		486	400	486	400
Research and development costs		4,539	3,324	4,539	3,324
Equity consideration expense	16	104	-	104	-
Nasdaq listing expense		439	-	439	-
Other expenses		995	492	994	488
Expenses from ordinary activities		12,209	9,376	12,207	9,359
(b) Loss from ordinary activities before income tax is arrived at after charging/ (crediting) the following specific items:					
Net foreign currency (gains)/losses - hedging		(22)	(19)	(22)	(19)
Net foreign currency (gains)/losses - other		19	(38)	19	(42)
Total net foreign currency (gains)/losses		(3)	(57)	(3)	(61)
Operating lease rental expense		293	298	293	298
Depreciation of property, plant and equipment		1,202	788	1,202	788
Amortisation of property, plant and equipment		5	500	5	500
Total depreciation and amortisation		1,207	1,288	1,207	1,288

	Notes	CONSOLIDATED		ALCHEMIA LIMITED	
		2005	2004	2005	2004
		$'000	$'000	$'000	$'000
4. INCOME TAX					
The prima facie income tax on operating loss differs from the income tax provided in the financial statements as follows:					
Prima facie tax on operating loss		(2,656)	(1,956)	(2,656)	(1,952)
Tax effect of permanent differences (net)		(54)	(304)	(48)	(304)
Tax losses and timing differences not recognised		2,710	2,260	2,704	2,256
Total income tax provided on operating loss		-	-	-	-
Income tax losses					
Future income tax benefit arising from tax losses of the parent entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain		9,952	7,671	9,946	7,669

This future income tax benefit will only be obtained if:

(a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised

(b) The conditions for deductibility imposed by tax legislation continue to be complied with

(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation

The company does not have any Australian subsidiaries and therefore has not formed a tax-consolidated group at 30 June 2005.

	Notes	CONSOLIDATED 2005	CONSOLIDATED 2004	ALCHEMIA LIMITED 2005	ALCHEMIA LIMITED 2004
5. RECEIVABLES (CURRENT)					
Security deposit	(b)	213	499	183	466
Hedging foreign current receivable		-	801	-	801
Other receivable		135	1,202	135	1,202
		348	2,502	318	2,469

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
5. RECEIVABLES (CURRENT) (cont'd)					
(a) Australian dollar equivalents of amounts receivable including security deposits) in foreign currencies not effectively hedged					
- United States dollars		30	33	-	-

(b) Accounts receivable are non-interest bearing and generally on 7 day term.
The security deposit matures in July 2005 and has an effective interest rate of 5% (2004: 4.83%)

6. SHORT TERM DEPOSITS				
Short term deposits	14,367	19,459	14,367	19,459

(ii) Short-term deposits have an average maturity of 106 days and have a fixed interest rate, which averaged 5.81% for the year (2004: 5.72%)

7. OTHER CURRENT ASSETS				
Prepayments	154	48	154	48
8. PROPERTY, PLANT AND EQUIPMENT				
Leasehold improvements				
At cost	1,594	1,594	1,594	1,594
Accumulated depreciation	(1,260)	(989)	(1,260)	(989)
	334	605	334	605
Plant and equipment				
Plant and equipment				
At cost	5,832	4,099	5,832	4,099
Accumulated depreciation	(4,690)	(2,849)	(4,690)	(2,849)
	1,142	1,250	1,142	1,250
Plant and equipment under lease				
At cost	27	1,688	27	1,688
Accumulated amortisation	(15)	(923)	(15)	(923)
	12	765	12	765

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
8. PROPERTY, PLANT AND EQUIPMENT (cont'd)					
At Cost		7,453	7,381	7,453	7,381
Accumulated depreciation and amortisation		(5,965)	(4,761)	(5,965)	(4,761)
Total written down value		1,488	2,620	1,488	2,620
Reconciliations					
Leasehold Improvements					
Carrying amount at 1 July 2004		605	877	605	877
Depreciation expense		(271)	(272)	(271)	(272)
Carrying amount at 30 June 2005		334	605	334	605
Plant and equipment					
Carrying amount at 1 July 2004		1,250	898	1,250	898
Additions		74	402	74	402
Transfers		749	466	749	466
Depreciation expense		(931)	(516)	(931)	(516)
Carrying amount at 30 June 2005		1,142	1,250	1,142	1,250
Plant and equipment under lease					
Carrying amount at 1 July 2004		765	1,731	765	1,731
Transfers		(748)	(466)	(748)	(466)
Amortisation expense		(5)	(500)	(5)	(500)
Carrying amount at 30 June 2005		12	765	12	765

9. INTEREST IN SUBSIDIARY		Percentage of Equity interest held by the consolidated entity		Investment	
(a) Name	Country of Incorporation	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Alchemia Inc.	United States of America	100%	100%	2	2
(b) Loan to subsidiary					
At cost			-	3,159	3,161
Provision for diminution		-	-	(3,159)	(3,161)
		-	-	-	-

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
10. PAYABLES (CURRENT)					
Trade creditors	(i)	125	257	125	257
Other creditors	(ii)	424	512	416	506
Non-hedging foreign currency payable	(iii)	2,206	1,329	2,206	1,329
Hedging foreign currency payable	(iv)	-	840	-	840
		2,755	2,938	2,747	2,932

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30-day terms.

(ii) Other creditors are non-interest bearing and have an average term of 30 days.

(iii) Non-hedging foreign currency payable represents the net payable to foreign currency creditors that has not been hedged. There is a natural hedge to the extent of $696,932 held in US denominated bank accounts and deposits.

(iv) Hedged foreign currency payable represents foreign currency creditors payable at year end that are hedged under a foreign currency forward contract and foreign currency forward contracts liabilities in respect to scheduled foreign currency purchases during the next financial year.

11. INTEREST-BEARING LIABILITIES (CURRENT)				
Finance Lease and Hire Purchase liabilities	2	183	2	183

The lease liability is secured by a charge over the leased assets.

The finance lease has a lease term of two months. The discount rate implicit in the lease is 10.18% (2004: 9.8%).

12. PROVISIONS (CURRENT)				
Employee benefits	210	216	196	189

13. INTEREST-BEARING LIABILITIES (NON-CURRENT)				
Finance Lease and Hire Purchase Liabilities	-	2	-	2

The finance lease has a lease term of nil (2004: 14 months). The average discount rate implicit in the leases is 0% (2004: 10.2%).

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
14. PROVISIONS (NON-CURRENT)					
Employee benefits		121	73	121	73
Lease termination		48	-	48	-
		169	73	169	73
15. CONVERTIBLE DEBT					
Loan from American Pharmaceutical Partners		628	-	628	-

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners (APP) in relation to the commercial development of Alchemia's Synthetic Heparin. Pursuant to this agreement APP will provide, to the company, amongst other things (see Note 17), an interest free loan equal to 50% of the costs of the pilot manufacturing study on Synthetic Heparin being undertaken at The Dow Chemical Company up to a maximum of $US 1.25 million.

The loan shall at APP's sole option be repaid by Alchemia either in cash or by issuing ordinary shares to APP. The number of shares to be issued by the company shall be determined by dividing the amount of the loan by the share price on the date that the first abbreviated new drug application is submitted in either of USA or Canada by APP in relation to Alchemia's Synthetic Heparin.

If APP elects to have the loan repaid in cash, Alchemia is entitled to make such repayment as a credit against its share of profits, or as a credit against milestone payment due under the agreement, whichever the earlier. In these circumstances the outstanding loan principal shall bear interest at the rate of US prime rate plus 2%.

In the event that the pilot manufacturing study is unsuccessful Alchemia shall make loan repayments in equal instalments over a 5 year period commencing 12 months after the completion of the pilot study. The loan shall bear an interest rate of US prime rate plus 2%.

In the event that the pilot study is successful but that for any reason APP does not commence commercial marketing and sale of Synthetic Heparin within 3 years and APP has elected for Alchemia to repay the loan in cash, Alchemia has no obligation to repay the loan in any manner.

At 30 June 2005 a total of $0.628 million is owing by Alchemia in accordance with the terms of this agreement. APP has not made an election as described above in relation to the repayment of the loan.

	Notes	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
16. CONTRIBUTED EQUITY					
(a) Issued and paid up capital					
Ordinary shares fully paid		48,991	47,219	48,991	47,219

(b) Movements in shares on issue	Notes	No. of Preferred Series A Shares	No. of Preferred Series B Shares	No of Ordinary Shares	Contributed Equity $'000
Contributed Equity - 2004					
Issued and Paid Up Capital					
Actual Contributed Equity - 1 July 2003		3,966,777	431,093	1,245,415	26,061
Issuance of Additional Preferred Series B Shares		-	431,093	-	-
Conversion of Preferred Series B Shares to Ordinary Shares		-	(862,186)	862,186	-
Conversion of Preferred Series A Shares to Ordinary Shares		(1,336,850)	-	2,675,969	-
Conversion of Remainder of Preferred Series A Shares to Ordinary Shares		(2,629,927)	-	2,629,927	-
Exercise of Employee Options to Ordinary Shares		-		60,020	163
Issuance of Ordinary Shares to Employees				50,000	-
Sub Total - Pre-Split Shares		-	-	7,523,517	26,224
Additional Ordinary Shares Issued Due to Share Split 1:8.943226594		-	-	59,761,000	-
Issuance of Preferred Series A Shares		2,971,486	-	-	1,768
Conversion of Preferred Series A Shares to Ordinary Shares		(2,971,486)	-	2,971,486	-
Issue of Shares Pursuant to Prospectus Dated 7 November		-	-	30,000,000	21,000
Conversion of Employee Options to Ordinary Shares		-	-	505,295	243
Share Issue Costs		-	-	-	(2,016)
Contributed Equity - 30 June 2004		-	-	100,761,298	47,219
Issued and Paid Up Capital					
Exercise of Employee Options		-	-	89,432	57
Issue of ordinary shares - APP	(i)	-	-	2,883,233	1,715
Contributed Equity - 30 June 2005		-	-	103,733,963	48,991

(i) These shares were issued to American Pharmaceutical Partners, Inc. in accordance with the Research & Development, Commercialisation and Distribution Agreement. Refer to Note 17 for further details.

16. Contributed Equity - (cont'd)

(c) Share options

Options over ordinary shares:

Employee share scheme

During the financial year, a total of 80,000 options were issued over ordinary shares, exercisable from the third anniversary from the date of issue and with an issue term of five years. The options had an average exercise price of $0.93. Details are provided in Note 22.

At the end of the year, there were 3,790,094 (2004: 4,347,325) unissued ordinary shares in respect of which options were outstanding, at an average exercise price of $0.78 per option (2004: $0.75).

Non Employee Options

- On 30 November 2000, the company entered into a Technology Collaboration and Licence Agreement with The Dow Chemical Company. Under the terms of that agreement, Dow was granted a specific number of options to purchase shares in the company. Additionally in the event of any additional issue of shares by the company (except for those already committed at that time and those issued to Directors, employees and consultants to the company), Dow is to be issued further options in order to maintain its level of options to 6 percent of the company's outstanding share capital. All options granted to Dow vest immediately and expire on the first of five years from the effective date of the Dow agreement or the effective date of an underwritten public offering of shares pursuant to a registration statement under the US Securities Act of 1933.

  Under this agreement, 172,499 options (2004: 4,780,860) were issued to Dow during the year. As at 30 June 2005, Dow holds 6,129,318 options over ordinary shares at an average exercise price of $0.97 per option (2004: 5,956,324, exercise price $0.98).

- On August 1, 2004, the company entered into an agreement with GMCG, LLC a US investment bank to provide advisory services in relation to, amongst other things, the initiation of an ADR program and the subsequent listing of the company's ADR on NASDAQ. As part of the consideration for these services the company has agreed to grant to GMCG fully vested options on the attainment of certain performance hurdles as follows:

NO OF OPTIONS	PERFORMANCE HURDLE	TERM	EXERCISE PRICE	VESTED
Granted				
250,000	Upon completion of a US private placement	5 years	A$0.01	-
334,000	Level 1 ADR declared effective	5 years	A$0.70	334,000
Agreed to Grant				
334,000	Completion of filings for Level II ADR	5 years	A$0.70	-
334,000	Listing of ADRs on NASDAQ	5 years	A$0.70	-

16. Contributed Equity - (cont'd)

At 30 June, 2005 a total of 334,000 fully vested options were granted under these arrangements at an exercise price of A$0.70 per share. As these options were granted as consideration for services rendered, an amount of $103,540 has been treated as an expense in the statement of financial performance. This expense equates to the fair value of the services provided and is calculated based on the Black-Scholes option pricing model.

On May 15, 2005, the company entered into an agreement with PureTech Development, LLC (PureTech) to provide advisory services in assisting Alchemia in a partnering transaction in relation to the company's products or technologies in the field of age-related macular degeneration (AMD). As part of the consideration for these services, the company has granted PureTech 400,000 options at an exercise price of $0.54 per option. These options vest on a successful completion of a partnership transaction. No expense has been recognised in relation to these options in the financial statements for the year ended 30 June 2005.

(d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

	Notes	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
17. SHARES TO BE ISSUED			1,168		1,168

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners, Inc (APP). Pursuant to this Agreement, APP will reimburse the company on a quarterly basis for half the research costs incurred by the company up to a maximum of $US1.25 million. In return for receiving this funding the company will issue to APP ordinary shares, the number of which shall be determined by dividing the amount of such quarterly payment by the Initial Public Offering price in December 2003 less a discount of 15 percent (ie 59.5 cents per share).

At 30 June 2005 under this agreement, the company was committed to issue shares to APP to the value of nil (2004: $1,168 million) in total for the year, in respect of reimbursement by APP of expenses incurred by the company during the year.

	Notes	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
18. OPTIONS RESERVE					
Balance at 1 July 2004		-	-	-	-
Equity consideration expense	16(c)	104	-	104	-
Balance at 30 June 2005		104	-	104	-

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	ALCHEMIA LIMITED 2005 $'000	ALCHEMIA LIMITED 2004 $'000
19. ACCUMULATED LOSSES				
Balance at 1 July 2004	(26,228)	(19,706)	(26,246)	(19,741)
Net loss attributable to members of Alchemia Limited	(8,853)	(6,522)	(8,852)	(6,505)
Balance at 30 June 2005	(35,081)	(26,228)	(35,098)	(26,246)

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
20. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net loss after tax to the net cash flows from operations					
Net loss		(8,853)	(6,522)	(8,852)	(6,505)
Non-Cash Items					
Fair value of services paid for via issuance of options		104	-	104	-
Depreciation of non-current assets		1,202	788	1,202	788
Amortisation of non-current assets		5	500	5	500
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		(103)	-	(106)	-
(Increase)/decrease in prepayments		(106)	21	(106)	21
(Increase)/decrease in deferred revenue		(4)	(174)	(4)	(174)
(Decrease)/increase in trade and other creditors		617	1,656	615	1,671
(Decrease)/increase in current provision		(6)	21	7	22
(Decrease)/increase in non-current provisions		95	22	95	22
Net cash flow from/(used in) operating activities		(7,049)	(3,688)	(7,040)	(3,655)
(b) Reconciliation of cash					
Cash on hand and at bank		806	296	795	276
11am Deposits		615	650	615	650
Closing cash balance		1,421	946	1,410	926
21. EXPENDITURE COMMITMENTS					
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
- not later than one year		2	3	2	3
- later than one year and not later than five years		-	-	-	-
		2	3	2	3
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable)):					
Minimum lease payments					
- not later than one year		25	290	25	290
- later than one year and not later than five years		2	24	2	24
Aggregate lease expenditure contracted for at reporting date		27	314	27	314

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
(b) Lease expenditure commitments (cont'd)					
(ii) Finance leases:					
- not later than one year		2	188	2	188
- later than one year and not later than five years		-	2	-	2
Total minimum lease payments		2	190	2	190
- future finance charges		-	(5)	-	(5)
- lease liability		2	185	2	185
- current liability		2	183	2	183
- non-current liability		-	2	-	2
		2	185	2	185

(i) The operating leases are in respect of the lease of the company's premises in Brisbane and one item of equipment. The lease of the premises expires in July 2005 with an option for renewal.

(ii) The finance leases are secured by a charge over the leased assets. Details of security deposits in relation to these finance leases are set out in note 5.

(iii)The company entered into agreements with The Dow Chemical Company for the commercial scale-up of Synthetic Heparin. At year end, an amount of $0.527million had not yet been invoiced by Dow and is due over the next twelve months.

(iv)The company has also entered into agreements for various screening, consultancy and other services in relation to its drug discovery activities and total commitments over the next twelve months in respect to these agreements amount to $0.683million.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2005	2004	2005	2004
		$'000	$'000	$'000	$'000
22. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS					
Employee Benefits					
The aggregate employee benefit liability is comprised of:					
Accrued wages, salaries and on-costs		39	23	39	23
Provisions (current)		210	216	196	189
Provisions (non-current)		121	73	121	73
		370	312	356	285

Employee Share Incentive Scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The exercise of the options is not subject to any performance conditions other than the employee remaining in the employ of the company at the date of exercise. The options cannot be transferred and will not be quoted on the ASX.

Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:

	2005		2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	4,347,325	0.75	390,142	9.52
- granted	-	-	213,113	6.59
- forfeited	-	-	(20,000)	17.06
- exercised	-	-	(60,020)	2.73
Balance pre-split	-	-	523,235	6.44
Split @ 1:8.943226584 on 7 November 2003	-	-	4,156,173	0.72
Post split				
- granted	80,000	0.93	329,718	0.69
- lapsed	(547,799)	0.64	(156,506)	0.48
- exercised	(89,432)	0.56	(505,295)	0.48
Balance at end of year	3,790,094	0.78	4,347,325	0.75

22. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(a) Options held at the beginning of the reporting period:

The following table summarises the outstanding options as at 30 June 2004,

Number of Options	Grant date	Vesting date	Exercise price	Expiry date
44,716	13 Sep 99	13 Sep 02	$0.48	12 Sep 04
44,716	3 Jan 00	3 Jan 03	$0.64	2 Jan 05
67,074	1 Mar 00	1 Mar 03	$0.64	28 Feb 05
44,716	6 Mar 00	6 Mar 03	$0.64	5 Mar 05
346,577	25 Mar 00	25 Mar 03	$0.64	24 Mar 05
89,432	17 Apr 00	17 Apr 03	$0.64	16 Apr 05
44,716	18 Sep 00	18 Sep 03	$0.64	17 Sep 05
357,729	1 Jan 01	1 Jan 04	$0.64	1 Jan 06
89,432	15 Feb 01	15 Feb 04	$0.64	14 Feb 06
67,074	1 Jul 01	1 Jul 04	$0.95	30 Jun 06
380,089	2 Nov 01	2 Nov 04	$0.95	1 Nov 06
173,221	2 Jan 02	2 Jan 05	$0.95	1 Jan 07
353,257	26 Jul 02	26 Jul 05	$0.95	25 Jul 07
8,943	17 Jun 03	17 Jun 06	$0.64	16 Jun 08
357,729	24 Oct 03	24 Oct 06	$0.70	23 Oct 08
894,323	24 Oct 03	24 Oct 06	$0.95	23 Oct 08
447,161	24 Oct 03	24 Oct 06	$0.36	23 Oct 08
38,554	24 Oct 03	24 Oct 06	$0.95	23 Oct 08
168,151	24 Oct 03	24 Oct 06	$0.64	23 Oct 08
29,715	7 Nov 03	7 Nov 06	$0.64	06 Nov 08
300,000	19 Dec 03	19 Dec 06	$0.70	18 Dec 08
4,347,325				

(b) Options granted during the reporting period:

The following table summarises information about options granted by Alchemia Limited to employees during the year:

Number of Options	Grant date	Vesting date	Exercise Price	Expiry Date
80,000	16 Mar 05	16 Mar 08	$0.93	15 Mar 10

(c) Options exercised

The following table summarises information about options exercised by employees during the year ended 30 June 2005:

Number of Options	Grant date	Vesting date	Exercise Price	Expiry Date
44,716	3 Jan 00	3 Jan 03	$0.64	12 Jan 05
44,716	1 Mar 00	1 Mar 03	$0.64	28 Feb 05
89,432				

22. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(d) Options Lapsed

The following table summarises information about lapsed or expired options during the year ended 30 June 2005:

Number of Options	Grant date	Vesting date	Exercise Price	Expiry Date
44,716	13 Sept 99	13 Sept 02	$0.64	12 Sept 04
22,358	1 Mar 00	1 Mar 03	$0.64	28 Feb 05
44,716	6 Mar 00	6 Mar 03	$0.64	5 Mar 05
346,577	25 Mar 00	25 Mar 03	$0.64	24 Mar 05
89,432	17 Apr 00	17 Apr 03	$0.64	16 Apr 05
547,799				

(e) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2005:

Number Issued	Grant date	Vesting date	Exercise Price	Expiry Date
44,716	18 Sept 2000	18 Sept 2003	$0.64	17 Sept 2005
357,729	01 Jan 2001	01 Jan 2004	$0.64	01 Jan 2006
89,432	15 Feb 2001	15 Feb 2004	$0.64	14 Feb 2006
67,074	01 July 2001	01 July 2004	$0.95	30 June 2006
380,089	02 Nov 2001	02 Nov 2004	$0.95	01 Nov 2006
173,221	02 Jan 2002	02 Jan 2005	$0.95	01 Jan 2007
353,257	26 July 2002	26 July 2005	$0.95	25 July 2007
8,943	17 June 2003	17 June 2006	$0.64	16 June 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
447,161	24 Oct 2003	24 Oct 2006	$0.36	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
29,715	07 Nov 2003	07 Nov 2006	$0.64	06 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
80,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010
3,790,094				

As at 30 June 2005, a total of 1,112,261 options are exercisable by employees.

	CONSOLIDATED	
	2005	2004
	$'000	$'000
23. EARNINGS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net loss used in calculating basic and diluted earnings per share	8,853	6,522
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share:	103,291,873	85,099,433
The options are non-dilutive as the company is in losses		

	CONSOLIDATED		ALCHEMIA LIMITED	
	2005	2004	2005	2004
	$	$	$	$
24. AUDITORS' REMUNERATION				
Amounts received or due and receivable by the auditors of the company for:				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	38,529	46,060	38,529	46,060
- other services in relation to the entity and any other entity in the consolidated entity	-	-	-	-
- accounting advice	-	10,120	-	10,120
- services in respect of NASDAQ listing	387,448	-	387,448	-
- GST services and advice to the company	-	-	-	-
- tax and R&D services and advice to the company	20,581	-	20,581	-
- advice on capital raising to the company/IPO	-	148,888	-	148,888
	446,558	205,068	446,558	205,068

25. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

M Bridges	Chairman (non-executive)
T Ramsdale	Managing Director and Chief Executive Officer
P Andrews	Director (non-executive)
K Healey	Director (non-executive)
E Malta	Director (non-executive)
N Mathiou	Director (alternate)
N Withnall	Director (non-executive)

(ii) Specified Executives

JD Dyszynski	Vice President - Business Development
JA Halliday	Head of Pre-Clinical Development
WDF Meutermans	Director of Research
CA Neal	Chief Financial Officer and Company Secretary
ML West	Director of Intellectual Property and Technology Transfer

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of directors, executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards of management to those of shareholders
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts.

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the 2004 annual general meeting in November 2004.
The key features of the executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent (40 percent for the Chief Executive Officer) of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous twelve months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

Alchemia Limited TSR vs. comparator group :	
<below median	0% of max entitlement
≥ above median	50% of max entitlement
3rd quartile pro rata	50-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

The comparator companies for determination of the TSR are:

- Agenix Limited
- Amrad Corporation Limited
- Antisense Therapeutics Limited
- Avantogen Limited (formerly Australian Cancer Technology Limited)
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Gropep Limited
- Meditech Research Limited
- Metabolic Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that executive's annual review to qualify.
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2005 the details of the entitlement and award of incentive payments to the Chief Executive Officer and specified executives were as set out below.

	Incentive	
	Awarded (1)	Forfeited
Specified Director		
Tracie Ramsdale- Chief Executive Officer	15%	
Specified Executives		
Kris Dyszynski- Vice President - Business Development	0%	
Christopher Neal- Chief Financial Officer	0%	
Michael West- Director of Intellectual Property and Technology Transfer	13%	
Wim Meutermans- Director- Research	13%	
Judy Halliday- Head of Preclinical Development	0%	

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

(3) Incentives paid during the year were in relation to previous incentive entitlements for these executives, which have now been superseded by the above executive plan. As the company did not achieve its TSR objective for the year ended 30 June 2005 no incentives were awarded under the current executive plan.

(4) There is no entitlement to future incentive payments in respect of the 2005 financial year under the executive plan

For other employees the key features of their incentives are:

- A maximum annual incentive of up to 5 percent of their salary, payable in cash
- A maximum entitlement to $1000 in value of shares
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the executive plan.

In addition to the above formal entitlements under the executive and employees incentive schemes the board may also allocate options under the officers and employees share option scheme to employees who have demonstrated exceptional performance in a year. No such options were granted during the year.

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.
The following table indicates Alchemia Limited's performance and their relationship to executive remuneration.

	2005	2004
Average share price	$0.66	$0.56
Percentile ranking of TSR against comparator group	76	N.A
% increase in fixed remuneration	13.9%	4.9%
% increase in total remuneration	11.3%	51.9%

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Alchemia Limited's share price since listing has been:


ACL Share Price vs Comparator Group 2005
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
ACL Share Price
30/06/2004
30/07/2004
31/08/2004
30/09/2004
29/10/2004
30/11/2004
31/12/2004
31/01/2005
28/02/2005
31/03/2005
29/04/2005
31/05/2005
30/06/2005
Dates
ACL
Comparator Group

* July 2004 and August 2004 figures are unavailable

Remuneration of non executive directors

Shareholders approve the maximum aggregate remuneration for non- executive directors. The remuneration committee considers the level of remuneration required to attract and retain directors with the necessary skills and experience for the Alchemia board. This remuneration is reviewed annually with regard to market practice, relativities and director duties and accountability.

Non executive directors' fees are determined within an aggregate director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for directors is $300,000, approved by shareholders in 2003. Fees for 2005 remained at 2004 levels with directors receiving a combined total payment of $200,000. No equity incentives are offered to non executive directors. No additional fees are paid to directors for participating on board committees. There are no retirement allowances payable to non executive directors, however all non executive directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Following a review of directors' remuneration on 10 June 2005, the remuneration committee approved increases to the base fees from 1 July 2005. The chairman will receive an annual fee of $66,000 and other non executive directors $36,750 per annum. The aggregate sum of directors' fees will still fall within the aggregate fee pool approved in 2003.

Chief executive officer remuneration and service contract
Tracie Ramsdale is employed under an employment contract, expiring in October 2006. Her contract is for a fixed annual salary of $265,000 plus superannuation at the rate of 9 percent together with an annual performance based short term incentive. The salary is subject to annual review and board approval. The performance based incentive, which has a maximum payout of 40 percent of fixed annual salary, is assessed against individual and company performance and subject to annual review and board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of her existing contract, the company is required to give 6 months notice of termination, or payment in lieu of notice.

Specified executives service contracts
Each of the specified executives has a service contract with the company. The principal terms of each of these contracts is set out below:

	JK Dyszynski	C A Neal	ML West	WDF Meutermans	JA Halliday
Position	VP Business Development	Chief Financial Officer and Company Secretary	Director of Intellectual Property and Technology Transfer	Director of Research	Head of Preclinical Development
Base salary	Base salary is subject to remuneration committee approval and reviewed annual in June				
Superannuation	The company will match the executive's contribution into a US 401k defined contribution plan	Superannuation guarantee contribution of 9%			
Incentive	Annual bonus of 30% of salary subject to company achieving performance objectives in the first instance and then achievement of individual performance objectives				
Length of contract	3 years, expiring on 24th March 2008	3 years, expiring on 7th September 2006	3 years, expiring on 30th November 2006	3 years, expiring on 31st March 2008	3 years, expiring on 28th February 2007
Notice period					
- employee	Six months	Six months	Six months	Six months	Six months
- termination by company	Six months	Six months	Six months	Six months	Six months

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Remuneration tables

Directors Remuneration

The following table outlines the nature and amount of each major element of the remuneration of the directors

	Primary benefits				Post-employment		Equity		Total Remuneration
Specified Directors	Salary & Fees	Cash Bonus	Non monetary Benefits	Long service leave accrued during the year	Superannuation Contributions	Retirement Benefits	Amortisation Of options	Shares	
M Bridges									
2005	50,000	-	-	-	-	-	-	-	50,000
2004	50,000	-	-	-	-	-	-	-	50,000
TE Ramsdale									
2005	264,689	20,000	-	33,828	23,822	-	156,204	-	498,543
2004	237,014	20,000	-	28,454	23,109	-	121,479	-	430,056
P Andrews									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
K Healey									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
E Malta									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
N Withnall									
2005	35,000	-	-	-	3,150	-	-	-	38,150
2004	23,333	-	-	-	2,100	-	-	-	25,433
Total Remuneration: Specified Directors									
2005	454,689	20,000	-	33,828	36,422	-	156,204	-	701,143
2004	380,346	20,000	-	28,454	31,509	-	121,479	-	581,788

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Specified Executives Remuneration

The following table outlines the nature and amount of the elements of the remuneration of the specified executives, who are also the highest paid executives of Alchemia:

	Primary				Post-employment		Equity		Total Remuner-ation
Specified Directors	Salary & Fees	Cash Bonus	Non monetary Benefits	Long service leave accrued during the year	Superan-nuation Contri-butions	Retire-ment Benefits	Amorti-sation of options	Shares	
J K Dyszynski									
2005	195,759	-	9,201	-	10,707	-	85,452	-	301,119
2004	201,321	14,179	-	-	11,318	-	69,603	-	296,421
C A Neal									
2005	165,311	-	-	5,865	14,878	-	76,020		262,074
2004	129,675	25,000	-	2,759	13,921	-	52,158	-	223,513
M L West									
2005	128,440	20,000	6,042	19,075	13,360	-	14,088	-	201,005
2004	113,892	20,000	-	17,912	12,050	-	15,032	17,318	196,204
W D F Meutermans									
2005	128,440	20,000	-	13,093	13,360	-	28,176	-	203,069
2004	113,892	4,000	-	11,448	10,250	-	28,176	19,050	186,816
J A Halliday									
2005	84,892	-		7,215	7,640	-	-	-	99,747
2004	75,600	4,000	-	5,342	6,804	-	1,071	10,391	103,208
Total Remuneration: Specified Executives									
2005	702,842	40,000	15,243	45,248	59,945	-	203,736		1,067,014
2004	634,380	67,179	-	37,461	54,343	-	166,040	46,759	1,006,162

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Directors and Specified Executives- Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the directors and each of the specified executives.

	Balance at Beginning of Period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2005		
	1 July 2004				30 June 2005	Total	Not Exercisable	Exercis-able
Specified Directors								
T Ramsdale	1,609,781	-	-	-	1,609,781	357,729	-	357,729
Specified Executives								
JK Dyszynski	1,002,559	-	-	(346,577)	655,982	119,562	-	119,562
CA Neal	447,161	-	-	-	447,161	-	-	-
ML West	111,790	-	-	-	111,790	44,716	-	44,716
WDF Meutermans	223,581	-	-	(89,433)	134,148	-	-	-
JA Halliday	89,432	-	-	-	89,432	89,432	-	89,432
Total	3,484,304	-	-	(436,010)	3,048,294	611,439	-	611,439

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives (cont'd)

Directors and Specified Executives- Holding of ordinary shares
The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the directors and each of the specified executives.

Shares held in Alchemia Limited (number)	Balance 1 July 04	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 05
	Ord	Ord	Ord	Ord	Ord
Specified Directors					
TE Ramsdale	1,618,116	-	-	-	1,618,116
P Andrews	3,989,949	-	-	-	3,989,949
E Malta	20,000	-	-	10,000	30,000
M Bridges	-	-	-	44,600	44,600
Specified Executives					
CA Neal	30,000	-	-	-	30,000
ML West	122,420	-	-	-	122,420
WDF Meutermans	36,286	-	-	-	36,286
IA Halliday	19,792	-	-	-	19,792
Total	5,836,563	-	-	54,600	5,891,163

26. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 Year or Less		Fixed interest rate maturing in: Over 1 to 5 years		Non-interest Bearing		Total Carrying Amount as per the Statement of Financial Position		Weighted Average Effective Interest Rate	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	%	%
(1) Financial assets												
Cash	806	650	-	-	-	-	615	296	1,421	946	2.97	3.93
Receivables	-	-	213	499	-	-	135	2,003	348	2,502	5.00	0.96
Short term deposits	-	-	14,367	19,459	-	-	-	-	14,367	19,459	5.81	5.72
Total financial assets	806	650	14,580	19,958	-	-	750	2,299	16,136	22,907		
(2) Financial liabilities												
Payables	-	-	-	-	-	-	2,755	2,938	2,755	2,938	n/a	n/a
Interest bearing liabilities	-	-	2	183	-	2	-	-	2	185	10.18	9.8
Total financial liabilities	-	-	2	183	-	2	2,755	2,938	2,757	3,123		

n/a - Not applicable for non-interest bearing financial instruments

26. FINANCIAL INSTRUMENTS (cont'd)

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares

The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

(c) Credit risk exposures

The consolidated entity's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the statement of financial position.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The consolidated entity's maximum credit risk exposure in relation to these is as follows:

Forward exchange contracts - The full amount of the foreign currency it will be required to pay or purchase when settling the forward exchange contract, should the counterparty not pay the currency it is committed to deliver to the company. At reporting date, the net amount was zero. (2004: A$747,041).

27. SEGMENT INFORMATION

Business segment

Alchemia Limited's operations are predominantly related to the research and development of new pharmaceutical therapeutics.

Geographical Segment	Australia		USA		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	$000	$000	$000	$000	$000	$000	$000	$000
Revenues								
Inter-segment revenues	-	-	294	290	(294)	(290)	-	-
Other revenues from ordinary activities	3,355	2,853	1	1	-	-	3,356	2,854
Total segment revenues	3,355	2,853	295	291	(294)	(290)	3,356	2,854
Results								
Segment loss	(8,847)	(6,422)	(0)	-	(1)	(13)	(8,848)	(6,435)
Unallocated expenses								
Borrowing costs							(5)	(87)
Consolidated entity loss from ordinary activities							(8,853)	(6,522)
Income tax expense							-	-
Consolidated entity loss							(8,853)	(6,522)
Other segment information								
Segment assets	17,740	25,524	40	51	(2)	-	17,778	25,575
Segment liabilities	3,742	3,383	3,182	3,193	(3,160)	(3,161)	3,764	3,416
Depreciation and amortisation	(1,207)	(1,288)	-	-	-	-	(1,207)	(1,288)
Other non-cash expenses	(152)	13	-	-	-	(13)	(152)	-

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS

Australian equivalents of International Financial Reporting Standards (AIFRS)

Alchemia Limited is in the process of transition of its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which is applicable for the year ended 30 June 2006. In 2005 the company together with its auditors identified the areas that would be impacted by the transition to AIFRS. An opening balance sheet in accordance with AIFRS as at 1 July 2004, Alchemia's transition date to AIFRS is in the process of being prepared. This will form the basis of accounting for AIFRS in the future and is required when Alchemia prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on the net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the company's staff on AIFRS (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard - setters and IFRIC and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

At this stage management has not been able to finalise assessing the impact of AIFRS on the 1 July 2004 opening balances. Presented below are those areas whose impact have been both identified and quantified. As well as a listing of those areas identified to have a potential impact on the company which have yet to be quantified. It is expected that both the qualitative and quantitative impact of these standards will be known in sufficient time to allow the company to present its half year financial report under AIFRS.

(a) Impairment of Assets

Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the Company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement.
The adjustment for the Company is expected to be $Nil.

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (cont'd)

(b) Income Taxes

Under AASB 112 income taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amount of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

As disclosed in Note 4 to these financial statements the Company has significant future income tax benefit attributable to tax losses, however this benefit is not booked. Under AGAAP this benefit can only be booked if there is virtual certainty that the benefit will be realised. Under AIFRS the benefit can only be booked if it is probable that the benefit will be realised.

At this stage of the Company's development we do not satisfy the probable test, therefore no transition adjustments are expected.

(c) Intangible Assets
Under AIFRS expenditure on research activities will be expensed as incurred and expenditure on development activities must be capitalised if the product is technically and commercially feasible and the Company has sufficient resources to complete the development. Under current AGAAP research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

No research or development expenditure has previously been capitalised under current AGAAP, therefore at transition there is no impact expected for the Company.

No research or development expenditure has been capitalised under current AGAAP in the year ended 30 June 2005, therefore there is no impact expected for the Company.

(d) Restoration Provision
Under the terms of our premises lease agreement we are required undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment.

Under AIFRS, the present value of restoration obligations is recognised on acquisition of the asset that will require dismantling and decommissioning. The provision is recognised as a non-current liability with a corresponding increase in asset. At each reporting date the restoration liability is measured in line with changes in discount rates, and timing and amount of costs to be incurred. Any changes in the liability are added or deducted from the related asset, other than unwinding of the discount which is recognised as interest in the income statement as it occurs.

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (cont'd)

Under AGAAP a restoration provision had already been recognised and the associated costs expensed through the profit and loss during the year ended 30 June 2005. The expected impact on the Company for the financial year ended 30 June 2005 of adopting the new standard is considered by management to be immaterial and therefore no adjustment is expected to be made.

(e) Revenue - Government Grants
Currently government grants are treated as revenue as and when received (on a cash basis). The revised standard however will require government grants to be recognised as income over the periods necessary to match them with the related costs they are intended to compensate, on a systematic basis.

As such under AIFRS the following approach will be required:

- Where grants are provided for the acquisition of assets, the grant will be treated as deferred revenue to be released over the life of the asset
- Grants provided with a specific intention and/or performance criteria can only be recognised when these are met. This may result in grants being deferred over a number of reporting periods
- Grants may only be recognised as revenue if there are no requirements for performance, repayment or where all performance criteria have been met;

The standard requires retrospective application.

The Company will be required to recognise government grant as income on an accruals basis rather than a cash received basis. Management estimates that this will result in a decrease in accumulated losses as at 1 July 2004 of $598,263 and for the year ended 30 June 2005 an increase in revenue of $890,216.

(f) Share Based Payments

Employee shares
During the year ended 30 June 2004, employees were issued 447,161 shares (pre-split 50,000) for nil consideration, which had a fair value of $0.525. Under current AGAAP no expense has been recognised.

Under AIFRS the Company will be required to determine the fair value of shares issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity.

Accumulated losses and equity are expected to be increased by $234,760 as at 1 July 2004.

Employee options
Under current AGAAP no expense is recognised for options issued to employees.

Under AIFRS the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (cont'd)

The company expects to make increase accumulated losses as at 1 July 2004 of $203,555. Additionally for the financial year ended 30 June 2005, employee benefit expense and accumulated losses are expected to be increased by $307,952 representing the options expense for the period.

Non- employee options

Under AIFRS the Company will be required to measure the fair value of options granted to non-employees at the date the entity obtains the goods or services are provided and recognise this as an expense in the company's profit and loss in the period in which the goods are received or services are provided.

GMCG

During the year ended 30 June 2005, Alchemia entered into a contract with GMCG LLC, (refer to Note 16(c) for further details).

Under current AGAAP an expense of $103,540 has been recognised for 334,000 options granted under consideration for services rendered in assisting the company achieve and effective Level I ADR. The amount expensed equates to the fair value of the services provided and is calculated based on the Black-Scholes option pricing model.

Under AIFRS the Company will be required to determine the fair value, of all options which have been agreed to be issued under the contract, at the date the services are provided. As the services are being performed over a period of time, the Company will amortise the fair value of the options over the estimated vesting period. At each reporting date, management will review the assumptions used in their calculations, and ensure that on a cumulative basis, no amount is recognised for goods or services received where the options granted have not vest because of a failure to satisfy a non-market vesting condition.

The adjustment for the Company is expected to be $Nil as at transition date, 1 July 2004. However, for the financial year ended 30 June 2005, consultancy expenses and accumulated losses are expected to be increased by $82,676 representing the GMCG LLC options expense for the period.

PureTech

On May 15, 2005, the company entered into an agreement with PureTech Development, LLC (PureTech), refer to Note 16(c) for further details. Under current AGAAP an expense is recognised when options are issued as payment for services rendered in lieu of cash (fair value of options determined using a Black-Scholes options valuation model).

Under AIFRS the Company will be required to determine the fair value, of options which have been agreed to be issued under the contract, as at the date the services are provided. As the services are being performed over a period of time, the Company will amortise the fair value of the options over the estimated vesting period. At each reporting date, management will review the assumptions used in their calculations, and ensure that on a cumulative basis, no amount is recognised for goods or services received where the options granted have not vest because of a failure to satisfy a non-market vesting condition.

The impact on transition is nil. For the financial year ended 30 June 2005, consultancy expenses and accumulated losses are expected to be increased by $8,749 representing the PureTech options expense for the period.

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (cont'd)

Dow

On 30 November 2000, the company entered into a Technology Collaboration and Licence Agreement with The Dow Chemical Company. Under the terms of that agreement, Dow was granted a specific number of options to purchase shares in the company. Additionally in the event of any additional issue of shares by the company (except for those already committed at that time and those issued to Directors, employees and consultants to the company), Dow is to be issued further options in order to maintain its level of options to 6 percent of the company's outstanding share capital.

Under current AGAAP, no expense has been recognised for options issued to Dow.

As at the date of this report the company is still working to quantify the impact, if any, of AIFRS on the Dow contract.

(g) Financial Assets and Liabilities

The new standard requires the recognition of assets and liabilities according to different classifications. These classifications have separate accounting treatments which may impact on results. Assets are required to be classified as follows:

- loans and receivables
- held to maturity
- held for sale; and
- held for trading

The new standard requires assets held for sale or trading to be disclosed at a fair value with movements in these assets recognised through the profit and loss at each reporting date.

Security Deposits

The adoption of this standard will require separate disclosures in relation to security deposits held. Management expects that the only impact on transition will be one of classification within the financial statements and will have nil financial impact on the accumulated losses as at 1 July 2004 or for the year ended 30 June 2005.

APP

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners (APP) (refer to Note 15 for further details).

As at the date of this report the company is still working to quantify the impact, if any, of AIFRS on this contract.

28. IMPACT OF ADOPTING AIFRS EQUIVALENTS TO IFRS STANDARDS (cont'd)

(h) Reconciliation of equity as presented under AGAAP to that under AIFRS

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	30 June 2005	1 July 2004	30 June 2005	1 July 2004
		$'000	$'000	$'000	$'000
Total equity under AGAAP		14,014	22,159	13,997	22,141
Adjustments to accumulated losses					
Recognition of share-based payment expense - employee related	(f)	(746)	(438)	(746)	(438)
Recognition of share-based payment expense - non-employees	(f)	(91)	-	(91)	-
Recognition of government grant income	(e)	890	598	890	598
		14,067	22,319	14,050	22,301
Adjustments to other reserves					
Recognition of share-based payments expense	(f)	837	438	837	438
Total equity under AIFRS		14,904	22,757	14,887	22,739

(i) Reconciliation of net profit under AGAAP to that under AIFRS for items which have been quantified

Year ended 30 June 2005	Notes	CONSOLIDATED	ALCHEMIA LIMITED
		$'000	$'000
Net profit (loss) as reported under AGAAP		(8,853)	(8,852)
Share-based payment expense - employee related	(f)	(308)	(308)
Share-based payment expense - non-employees	(f)	(91)	(91)
Government grant revenue	(e)	890	890
Net profit (loss) under AIFRS		(8,362)	(8,361)

29. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the year and the date of this report, any item, transaction or event of a material or unusual nature which has or may significantly affect the operations of the group, the results of those operations, or the state of affairs of the group in future periods.

Alchemia

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Alchemia Limited, I state that:

(1) In the opinion of the Directors:

(a) The financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

T Ramsdale

TE Ramsdale
Director

Brisbane, 19 August 2005

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Alchemia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Alchemia Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
  (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Winna Irschitz
Partner
Brisbane
19 August 2005

Alchemia

4 August 2005

ASX / MEDIA ANNOUNCEMENT

Alchemia named Queensland's "Smartest" company 2005

Australian drug development company Alchemia Limited (ASX: ACL) today announced it had been awarded overall winner of the Queensland Government's Smart Awards 2005 for its efforts towards commercialising a new treatment to fight cancer.

Alchemia received the highest honour out of the seven category winners, announced by the Premier of Queensland, the Honourable Peter Beattie, at a ceremony in Brisbane last night. The company also won the Science and Technology category.

In its third year, the annual Smart Awards showcase Queensland's most outstanding companies from the core industry sectors that drive the state's economy. Alchemia received a Highly Commended award in the Science and Technology category in 2004.

Alchemia won a total prize of $30,000, which comprised $10,000 for overall winner, $10,000 for the Science and Technology category and $10,000 from Qantas for corporate travel.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said the Smart Award was significant recognition of Alchemia's achievements in developing a new anti-cancer drug, which is scheduled to start human clinical trials in 2006.

"We are delighted that our effort in developing a new treatment for a disease with limited therapeutic options has been honoured with a Smart Award," she said.

"We are very grateful for the ongoing support of the Queensland Government, and applaud its commitment to innovation in this state, particularly to the biotechnology sector," she said.

Alchemia

Dr Ramsdale said Alchemia's lead anti-cancer drug candidate ACL16907 had demonstrated positive results against prostate cancer and non-small cell lung cancer in preclinical studies.

"In animal model trials we proved that ACL16907 significantly inhibited tumour growth, which highlights its broad potential against all solid tumour cancers," she said.

Dr Ramsdale said Alchemia had commenced formal studies of ACL16907 to support an Investigational New Drug (IND) application to the United States FDA, which is required for regulatory approval to start phase I/II clinical trials early in 2006.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY:
Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant share of the $US3.5 billion worldwide heparin market. Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner The Dow Chemical Company and marketing partner American Pharmaceutical Partners and is expected to be launched in the US in 2008.

For further information on Alchemia's drug development projects please refer to the company's website www.alchemia.com.au

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
30 June 2005

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

Quarter ended ("current quarter")

30th JUNE 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		0	0
1.2	Payments for	(a) staff costs (including R&D staff costs)	(860)	(3,249)
		(b) advertising and marketing	(244)	(734)
		(c) research and development (excluding R&D staff costs)	(2,920)	(4,994)
		(d) leased assets	0	0
		(e) other working capital	1,467	(980)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		231	969
1.5	Interest and other costs of finance paid		0	(5)
1.6	Income taxes paid		0	0
1.7	Other (R&D Start grant)		1,785	2,387
	Net operating cash flows		(541)	(6,606)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(541)	(6,606)
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(59)	(200)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(59)	(200)
1.14	**Total operating and investing cash flows**	**(600)**	**(6,806)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	142	1,876
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	9	628
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Financial lease principal	(3)	(183)
	Net financing cash flows	**148**	**2,321**
	Net increase in cash held	**(452)**	**(4,485)**
1.21	Cash at beginning of quarter/year to date	16,372	20,405
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	**15,920**	**15,920**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	53
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities – convertible debt (American Pharmaceutical Partners)	628	628
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	806	1,071
4.2	Deposits at call	168	992
4.3	Bank overdraft	0	0
4.4	Other - Term deposits	14,946	14,309
	Total: cash at end of quarter (item 1.22)	**15,920**	**16,372**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Company Secretary

Date: 26th July 2005

Print name: Christopher Neal

Alchemia

14 July 2005

ASX ANNOUNCEMENT

Additional Indication approved by the EC for Arixtra®

Alchemia advises that the European Commission (EC) has approved an additional indication for the synthetic heparin drug Arixtra®. Alchemia is developing a generic version of Arixtra®.

The additional indication is for prevention of venous thromboembolic events (VTE) in patients undergoing abdominal surgery who are judged to be at high risk of thromboembolic complications, such as patients undergoing abdominal cancer surgery. The US FDA approved this same indication for Arixtra® for use in the US market in May of this year.

Arixtra® is already approved in Australia, the United States and Europe for the prevention of VTE, which includes deep vein thrombosis (DVT) and pulmonary embolism (PE), in patients undergoing surgery for hip fracture, knee replacement and hip replacement. Approval of Arixtra® for use to prevent VTE in medical patients at high risk of thromboembolic complications has already been granted in Europe and is pending in the US. Approval of this indication will mean that Arixtra® has access to all VTE indications which represent 80% of the worldwide US$3.5 Billion heparin market.

Christopher Neal
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme ALCHEMIA LIMITED

ACN/ARSN 071 664 334

1. Details of substantial holder (1)

Name AMERICAN PHARMACEUTICAL PARTNERS, INC.

ACN/ARSN (if applicable)

The holder became a substantial holder on 07/06/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	5854719	5854719	5.64%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
AMERICAN PHARMACEUTICAL PARTNERS, INC.	BENEFICIAL	5854719

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
AMERICAN PHARMACEUTICAL PARTNERS INC.	AMERICAN PHARMACEUTICAL PARTNERS INC		5854719

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
AMERICAN PHARMACEUTICAL PARTNERS, INC.	7/6/2015	3,483,558		5854719

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMERICAN PHARMACEUTICAL	1501 E. WOODFIELD ROAD SUITE 300
PARTNERS INC	EAST SCHAUMBERG, IL., 60173 USA

Signature

print name Mark Van Auedal capacity General Counsel

sign here Mark Van Auedal date June 9, 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	239,411
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.595 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to American Pharmaceutical Partners, Inc pursuant to the terms of the Research and Development, Commercialisation and Distribution Agreement dated 17 October 2003 between Alchemia Limited and American Pharmaceutical Partners , Inc
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08 June 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	98,390,646	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,343,317	Fully paid ordinary shares classified as restricted securities
		7,366,953	Options held by non-employee
		4,257,893	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ....
(Director/Company secretary) Date: 09th June 2005

Print name: Christopher Neal

Alchemia

ASX announcement

9 June 2005

Alchemia issues shares to partner APP under Synthetic Heparin collaboration agreement

Australian drug development company Alchemia Limited today issued 234,911 ordinary shares at 59.5 cents to its marketing partner American Pharmaceutical Partners (APP) in accordance with its agreement for the ongoing development of lead product, Synthetic Heparin.

The share issue is consideration to APP for funding 50% of the development costs of Synthetic Heparin. The product's development program is fully funded, with the balance of funding supplied under an Australian Federal Government R&D Start Grant.

Today's share issue is the final share component required by Alchemia under the terms of its agreement with APP. Future reimbursement from APP for 50% of the future development costs of Synthetic Heparin will be via a convertible loan.

Alchemia Managing Director Dr Ramsdale said today's share issue represented less than 0.25% of Alchemia's issued capital.

Synthetic Heparin's pilot manufacturing program at The Dow Chemical Company in the United States is proceeding as planned with completion scheduled for the end of the September 2005 quarter. Results achieved to date continue to meet or exceed expectations.

Alchemia and APP plan to launch Synthetic Heparin in the US market during 2008, at which point the total market for heparin-related drugs is expected to exceed US$4 billion. In 2004 the total market for heparin-related drugs exceeded $US3 billion, an increase of 17% on 2003.

ENDS

ENQUIRIES:
Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

Alchemia

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of a generic Synthetic Heparin and on discovering a pipeline of oncology and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic Synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share of the $US3 billion worldwide heparin market.

Alchemia's generic Synthetic Heparin is being developed in collaboration with manufacturing partner, The Dow Chemical Company and marketing partner, American Pharmaceutical Partners and is expected to be launched in the US in 2008.

END